   As filed with the Securities and Exchange Commission on November 14, 2014
                                                             File Nos. 333-
                                                                       811-05200

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-4

                            REGISTRATION STATEMENT
                                     UNDER
                         THE SECURITIES ACT OF 1933                         [X]
                        Pre-Effective Amendment No.                         [_]
                        Post-Effective Amendment No.                        [_]
                                      and
                            REGISTRATION STATEMENT
                                     UNDER
                      THE INVESTMENT COMPANY ACT OF 1940
                             Amendment No.  265                             [X]
                       (Check Appropriate Box or Boxes)

                 MetLife Investors Variable Annuity Account One
                          (Exact Name of Registrant)

                         MetLife Insurance Company USA
                              (Name of Depositor)

                       11225 North Community House Road
                              Charlotte, NC 28277
        (Address of Depositor's Principal Executive Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code
                                (800) 989-3752
                    (Name and Address of Agent for Service)

                              Eric T. Steigerwalt
                                   President
                         MetLife Insurance Company USA
                       11225 North Community House Road
                              Charlotte, NC 28277

                                  Copies to:
                               W. Thomas Conner
                                Reed Smith LLP
                              1301 K Street, N.W.
                          Washington, D.C. 20005-3373

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING
 As soon as possible after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     TITLE OF SECURITIES BEING REGISTERED

   Interest in a separate account under fixed and variable annuity contracts.

This registration statement relates to Registration Statement No. 333-160939.

                         METLIFE INSURANCE COMPANY USA
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                 PROSPECTUS SUPPLEMENT DATED NOVEMBER 17, 2014

   This supplement describes the recent merger involving MetLife Investors Insurance Company, the insurer that issued your variable annuity contract, and what it means for you. The supplement updates certain information contained in, and should be read in conjunction with, the prospectus for your contract. Please read it and keep it with your prospectus for future reference. You may obtain a copy of the prospectus for your contract by writing to MetLife Insurance Company USA, 11225 North Community House Road, Charlotte, NC 28277, or by calling 1-800-343-8496, or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

   Effective following the close of business on November 14, 2014, MetLife Investors Insurance Company, MetLife Investors USA Insurance Company and Exeter Reassurance Company, Ltd. were merged into MetLife Insurance Company of Connecticut, and MetLife Insurance Company of Connecticut was then renamed MetLife Insurance Company USA ("MetLife USA"). Simultaneously, MetLife USA changed its domicile from Connecticut to the state of Delaware. Accordingly, all references in your prospectus to MetLife Investors Insurance Company are replaced with MetLife USA.

   As a result of the merger, MetLife USA assumed legal ownership of all of the assets of MetLife Investors Insurance Company, including the separate account referenced above and the assets held in the separate account. MetLife USA is now responsible for administering your contract and paying any benefits due to you under the contract. In other words, you are now a contract owner of MetLife USA.

   The transfer of your contract to MetLife USA will not impact the administration of your contract. In particular:

   . There are no changes in our obligations or your rights and benefits under your contract as a result of the merger.

   . All of the investment options previously available to you under your contract remain available for investment as of the date of this supplement.

   . MetLife USA will continue to service and maintain your contract in accordance with its terms and there has been no change in the contact information for the administrative offices for your contract.

   . Your account value is not affected by the merger and no charges have been or will be imposed in connection with the merger.

   .   The merger did not result in any federal income tax consequences to you.

THE FOLLOWING REPLACES THE SECTION OF YOUR PROSPECTUS TITLED "METLIFE
INVESTORS":

METLIFE USA

MetLife Insurance Company USA is a stock life insurance company originally chartered in Connecticut in 1863 and currently subject to the laws of the state of Delaware. MetLife USA was previously known as MetLife Insurance Company of Connecticut but changed its name to MetLife Insurance Company USA when it changed its state of domicile from Connecticut to Delaware on November 14, 2014. MetLife USA is licensed to conduct business in all states of the United States, except New York, and in the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. MetLife USA is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. MetLife USA's principal executive offices are located at 11225 North Community House Road, Charlotte, NC 28277.

Prior to November 17, 2014, the contract was issued by MetLife Investors Insurance Company (MetLife Investors). On November 14, 2014, following the close of business, MetLife Investors merged into MetLife USA and MetLife USA replaced MetLife Investors as the issuer of the contract.

                                   * * * * *

The information found under "OTHER INFORMATION" regarding the General American Life Insurance Company guarantee agreement is hereby deleted because the guarantee has terminated in accordance with its terms. While in effect, the guarantee agreement had provided that, for contracts issued on or before December 31, 2002, General American Life Insurance Company, the former parent of MetLife Investors, would ensure that MetLife Investors would have sufficient funds to meet its obligations under those contracts.

In addition, on or about November 17, 2014, MetLife USA terminated a net worth maintenance agreement with MetLife, Inc. and a contingent reinsurance agreement with General American Life Insurance Company. The net worth maintenance agreement was originally entered into between MetLife, Inc. and MetLife Investors on December 31, 2002. Under the agreement MetLife, Inc. had agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. The contingent reinsurance agreement was originally entered into between General American Life Insurance Company and MetLife Investors on January 1, 2003. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fell below certain levels, General American Life would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts.

                                   * * * * *

THE FOLLOWING IS ADDED TO THE FIRST PARAGRAPH OF THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE CAPTION "THE SEPARATE ACCOUNT":

On November 14, 2014, following the close of business, MetLife Investors merged into MetLife USA and the Separate Account became a separate account of MetLife USA. In November of 2009, the Separate Account was subject to a merger pursuant to which all of the assets of MetLife Investors Variable Annuity Account Five were transferred to MetLife Investors Variable Annuity Account One.

                                   * * * * *

FINANCIAL INFORMATION

If you would like a copy of the most recent financial statements of the company and of MetLife Investors Variable Annuity Account One, please contact us at the administrative offices for your contract.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                        SUPPLEMENT DATED APRIL 28, 2014
                                      TO
                       PROSPECTUS DATED NOVEMBER 9, 2006
                           (COVA VA/PREMIER ADVISOR)

This Supplement revises information contained in the prospectus dated November 9, 2006 (as supplemented) for the Cova Variable Annuity and the Premier Advisor Variable Annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This Supplement should be read and kept together with your contract prospectus for future reference.

The corresponding sections of the prospectus are modified as follows:

FEE TABLES AND EXAMPLES

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

            PERIODIC FEES AND EXPENSES TABLE
            CONTRACT MAINTENANCE CHARGE (Note 1)                 $30
            SEPARATE ACCOUNT ANNUAL EXPENSES
            (referred to as Separate Account Product Charges)
            (as a percentage of average account value)
               Mortality and Expense Charge*.................. 1.25%
               Administration Expense Charge.................. 0.15%
                                                               -----
               Total Separate Account Product Charges......... 1.40%

* For Premier Advisor contracts, we are waiving an amount of the Mortality and Expense Charge equal to the investment portfolio expenses that are in excess of (1) 0.67% for account value allocated to the T. Rowe Price Large Cap Growth Portfolio (Class A) and (2) 0.59% for account value allocated to the
   T. Rowe Price Large Cap Value Portfolio (Class A). For Cova VA contracts, we are waiving an amount of the Mortality and Expense Charge equal to the investment portfolio expenses that are in excess of (1) 0.83% for account value allocated to the T. Rowe Price Large Cap Value Portfolio (Class A) and
   (2) 0.87% for account value allocated to the Oppenheimer Global Equity Portfolio (Class B).

   Note 1. During the accumulation phase, we will not charge the contract maintenance charge if the value of your account is $50,000 or more, although, if you make a complete withdrawal, we will charge the contract maintenance charge.

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CERTAIN INVESTMENT PORTFOLIOS MAY IMPOSE A REDEMPTION FEE IN THE FUTURE. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.

                                                                                          Minimum Maximum
Total Annual Investment Portfolio Operating Expenses                                       0.35%   1.03%
(expenses that are deducted from investment portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)

INVESTMENT PORTFOLIO FEES AND EXPENSES
(as a percentage of average daily net assets)

                                                           Distribution             Acquired  Total                    Net Total
                                                           and/or                   Fund Fees Annual    Fee Waiver     Annual
                                                Management Service (12b-1) Other    and       Operating and/or Expense Operating
                                                Fee        Fees            Expenses Expenses  Expenses  Reimbursement  Expenses
--------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (INVESCO
 VARIABLE INSURANCE FUNDS) -- SERIES I
  Invesco V.I. International Growth Fund           0.71%          --         0.31%    0.01%     1.03%        0.01%       1.02%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS --
 INITIAL CLASS
  Equity-Income Portfolio                          0.45%          --         0.10%    0.02%     0.57%          --        0.57%
  Growth Opportunities Portfolio                   0.55%          --         0.13%      --      0.68%          --        0.68%
FRANKLIN TEMPLETON VARIABLE INSURANCE
 PRODUCTS TRUST -- CLASS 1
  Templeton Foreign VIP Fund                       0.64%          --         0.14%      --      0.78%          --        0.78%
MET INVESTORS SERIES TRUST
  Clarion Global Real Estate Portfolio --
   Class A                                         0.60%          --         0.05%      --      0.65%          --        0.65%
  ClearBridge Aggressive Growth Portfolio --
   Class A                                         0.59%          --         0.02%      --      0.61%        0.00%       0.61%
  Invesco Comstock Portfolio -- Class B            0.57%        0.25%        0.02%      --      0.84%        0.02%       0.82%
  Invesco Mid Cap Value Portfolio -- Class A       0.65%          --         0.05%    0.08%     0.78%        0.02%       0.76%
  Lord Abbett Bond Debenture Portfolio --
   Class A                                         0.51%          --         0.03%      --      0.54%          --        0.54%
  MFS(R) Emerging Markets Equity Portfolio --
   Class A                                         0.87%          --         0.15%      --      1.02%        0.01%       1.01%
  MFS(R) Research International Portfolio --
   Class A                                         0.68%          --         0.07%      --      0.75%        0.06%       0.69%
  Morgan Stanley Mid Cap Growth Portfolio --
   Class A                                         0.64%          --         0.05%      --      0.69%        0.01%       0.68%
  Oppenheimer Global Equity Portfolio --
   Class A                                         0.67%          --         0.08%      --      0.75%        0.03%       0.72%
  Oppenheimer Global Equity Portfolio --
   Class B                                         0.67%        0.25%        0.08%      --      1.00%        0.03%       0.97%
  PIMCO Total Return Portfolio -- Class A          0.48%          --         0.03%      --      0.51%          --        0.51%
  Pioneer Fund Portfolio -- Class A                0.65%          --         0.05%      --      0.70%        0.04%       0.66%
  T. Rowe Price Large Cap Value Portfolio --
   Class A                                         0.57%          --         0.02%      --      0.59%          --        0.59%
METROPOLITAN SERIES FUND
  BlackRock Bond Income Portfolio -- Class A       0.33%          --         0.02%      --      0.35%        0.00%       0.35%
  BlackRock Bond Income Portfolio -- Class B       0.33%        0.25%        0.02%      --      0.60%        0.00%       0.60%
  BlackRock Money Market Portfolio --
   Class A                                         0.33%          --         0.02%      --      0.35%        0.02%       0.33%
  Jennison Growth Portfolio -- Class A             0.60%          --         0.02%      --      0.62%        0.07%       0.55%
  Jennison Growth Portfolio -- Class B             0.60%        0.25%        0.02%      --      0.87%        0.07%       0.80%
  MFS(R) Total Return Portfolio -- Class A         0.55%          --         0.04%      --      0.59%          --        0.59%
  MFS(R) Value Portfolio -- Class B                0.70%        0.25%        0.02%      --      0.97%        0.14%       0.83%
  Neuberger Berman Genesis Portfolio --
   Class A                                         0.80%          --         0.03%      --      0.83%        0.01%       0.82%
  T. Rowe Price Large Cap Growth Portfolio --
   Class A                                         0.60%          --         0.03%      --      0.63%        0.01%       0.62%
  T. Rowe Price Small Cap Growth Portfolio --
   Class A                                         0.48%          --         0.04%      --      0.52%          --        0.52%
  Western Asset Management Strategic Bond
   Opportunities Portfolio -- Class A              0.60%          --         0.06%      --      0.66%        0.04%       0.62%
  WMC Core Equity Opportunities Portfolio --
   Class A                                         0.70%          --         0.02%      --      0.72%        0.11%       0.61%

                                              Distribution             Acquired  Total                    Net Total
                                              and/or                   Fund Fees Annual    Fee Waiver     Annual
                                   Management Service (12b-1) Other    and       Operating and/or Expense Operating
                                   Fee        Fees            Expenses Expenses  Expenses  Reimbursement  Expenses
-------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST -- CLASS IB
  Putnam VT Equity Income Fund        0.48%        0.25%        0.15%     --       0.88%         --         0.88%

The information shown in the table above was provided by the Investment Portfolios and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Investment Portfolio's 2014 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Investment Portfolio, but that the expenses of the Investment Portfolio are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Investment Portfolio's board of directors or trustees, are not shown.


INVESTMENT OPTIONS

The contract offers the INVESTMENT PORTFOLIOS which are listed below for allocation of purchase payments and transfers. CERTAIN PORTFOLIOS LISTED BELOW MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT. Currently, you can only invest in 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA, 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES & EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV. APPENDIX B CONTAINS A SUMMARY OF THE NAMES OF THE INVESTMENT ADVISERS AND SUBADVISERS OF THE INVESTMENT PORTFOLIOS AND THEIR INVESTMENT OBJECTIVES AND STRATEGIES.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (SERIES I)

 Invesco V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

 Equity-Income Portfolio
 Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

 Templeton Foreign VIP Fund (formerly Templeton Foreign Securities Fund)

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

 Clarion Global Real Estate Portfolio
 ClearBridge Aggressive Growth Portfolio
 Invesco Comstock Portfolio (Class B)
 Invesco Mid Cap Value Portfolio (formerly Lord Abbott Mid Cap Value Portfolio) Lord Abbett Bond Debenture Portfolio
 MFS(R) Emerging Markets Equity Portfolio
 MFS(R) Research International Portfolio
 Morgan Stanley Mid Cap Growth Portfolio
 Oppenheimer Global Equity Portfolio (Class A and Class B)
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 T. Rowe Price Large Cap Value Portfolio

METROPOLITAN SERIES FUND (CLASS A (OR CLASS B AS NOTED))

 BlackRock Bond Income Portfolio (Class A and Class B)
 BlackRock Money Market Portfolio
 Jennison Growth Portfolio (Class A and Class B)
 MFS(R) Total Return Portfolio
 MFS(R) Value Portfolio (Class B)
 Neuberger Berman Genesis Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio

 Western Asset Management Strategic Bond Opportunities Portfolio
 WMC Core Equity Opportunities Portfolio (formerly Davis Venture Value
   Portfolio)

PUTNAM VARIABLE TRUST (CLASS IB)

 Putnam VT Equity Income Fund

OTHER INFORMATION

METLIFE INVESTORS

In 2013, MetLife, Inc. announced its plans to merge MetLife Investors, MetLife Investors USA Insurance Company (MetLife Investors USA), MetLife Insurance Company of Connecticut (MetLife of Connecticut), and Exeter Reassurance Company, Ltd. (Exeter Reassurance), to create one larger U.S.-based and U.S.-regulated life insurance company. MetLife Investors USA and MetLife of Connecticut, like MetLife Investors, are U.S. insurance companies that issue variable insurance products in addition to other products. Exeter Reassurance is a direct subsidiary of MetLife, Inc. that mainly reinsures guarantees associated with variable annuity products issued by U.S. insurance companies that are direct or indirect subsidiaries of MetLife, Inc. MetLife of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. These mergers are expected to occur towards the end of 2014, subject to regulatory approvals.

DISTRIBUTOR

The principal business address of MetLife Investors Distribution Company ("Distributor") has changed from 5 Park Plaza, Suite 1900, Irvine, CA 92614 to 1095 Avenue of the Americas, New York, NY 10036.

The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

FINANCIAL STATEMENTS

The financial statements of the Separate Account are attached. Upon request, the financial statements of MetLife Investors Insurance Company will be sent to you without charge.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available under any of the products described herein for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) Franklin Templeton Variable Insurance Products Trust: Templeton Foreign VIP Fund (Class 1) (closed May 1, 2003 for Cova VA contracts); (b) AIM Variable Insurance Funds (Invesco Variable Insurance Funds) ("Invesco V.I."): Invesco V.I. International Growth Fund (Series 1) (closed May 1, 2002 for Cova VA contracts); (c) Met Investors Series Trust ("MIST") (Class B): T. Rowe Price Mid Cap Growth Portfolio (closed as of May 1, 2003); (d) Metropolitan Series Fund ("MSF"): Baillie Gifford International Stock Portfolio (Class B) (closed December 19, 2003); (e) MSF: T. Rowe Price Large Cap Growth Portfolio (Class A) (closed May 1, 2004 for Cova VA contracts) (f) MSF: BlackRock Capital Appreciation Portfolio (Class A) (added and closed effective May 4, 2009); and
(g) MIST: Oppenheimer Global Equity Portfolio (Class A) (added and closed May 2, 2011 for Cova VA) and ClearBridge Aggressive Growth Portfolio (Class B) (added and closed May 2, 2011 for Cova VA).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) Invesco V.I. Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust ("MIST"); (b) AllianceBernstein Variable Products Series Fund, Inc.:
AllianceBernstein Premier Growth Portfolio (Class A) was replaced with the Janus Aggressive Growth Portfolio (Class A) of MIST; (c) Franklin Templeton Variable Insurance Products Trust (Class 1): Franklin Large Cap Growth Securities Fund was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of Metropolitan Series Fund, Inc. ("MSF"); Franklin Small Cap Fund was replaced with the T. Rowe

Price Small Cap Growth Portfolio (Class A) of MSF; Mutual Shares Securities Fund (Class 1 and Class 2) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Templeton Global Income Securities Fund was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (d) MFS(R) Variable Insurance Trust (Initial Class): MFS(R) Bond Series was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; MFS(R) Emerging Growth Series was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of MSF; MFS(R) Research Series was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of MIST; MFS(R) Strategic Income Series was replaced with the Western Asset Management Strategic Bond Opportunities Portfolio (Class A) (formerly Salomon Brothers Strategic Bond Opportunities Portfolio) (Class A) of MSF; (e) Oppenheimer Variable Account Funds (Class A):
Oppenheimer Bond Fund/VA was replaced with the State Street Research Bond Income Portfolio (Class A) of MSF; Oppenheimer High Income Fund/VA was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of MIST; Oppenheimer Main Street Fund/VA was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Oppenheimer Strategic Bond Fund/VA was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (f) Scudder Variable Series II: SVS Dreman High Return Equity Portfolio (Class A) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST.

Effective as of September 3, 2004, the Equity Income Portfolio of the First American Insurance Portfolios, Inc. was liquidated. Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class
A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc. Effective as of May 1, 2005, the Met/Putnam Voyager Portfolio (Class B) of the Metropolitan Series Fund, Inc. merged into the Jennison Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AllianceBernstein Variable Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class A) was replaced with the Neuberger Berman Real Estate Portfolio (Class A) of the Met Investors Series Trust; (b) MFS(R) Variable Insurance Trust: the MFS(R) High Income Series (Initial Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of the Met Investors Series Trust and the MFS(R) Investors Trust Series (Initial Class) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (c) Oppenheimer Variable Account Funds: the Oppenheimer Capital Appreciation Fund/VA (Class A) (closed for Premier Adviser and Prevail Contracts effective May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (d) Scudder Variable Series II: the DWS Dreman Small Cap Value VIP (Class A) (closed effective May 1, 2002) was replaced with the Third Avenue Small Cap Value Portfolio (Class A) of the Met Investors Series Trust; (e) Fidelity Variable Insurance Products: the VIP Contrafund(R) Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 1, 2006, the MFS Investors Trust Portfolio (Class B) of the Metropolitan Series Fund, Inc. was merged into the Legg Mason Value Equity Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 1, 2006, the following investment portfolios were replaced:
(a) Fidelity Variable Insurance Products: the VIP Growth Portfolio (Initial Class) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc. and the VIP Growth and Income Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of April 30, 2007, the following investment portfolios were merged: (a) the Met/Putnam Capital Opportunities Portfolio (Class A) of the Met Investors Series Trust merged into the Lazard Mid Cap Portfolio (Class A) of the Met Investors Series Trust; (b) approximately 65% of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Mid Cap Value Portfolio (Class B) (added and closed April 30, 2007) of the Met Investors Series Trust, and the remainder (approximately 35%) of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Bond Debenture Portfolio (Class B) (added and closed April 30, 2007) of the Met Investors Series Trust.

Effective as of April 30, 2007, Invesco V.I. Capital Appreciation Fund (Series
I) (closed effective May 1, 2006) was replaced with the Met Investors Series
Trust: Met/AIM

Capital Appreciation Portfolio (Class A) (added and closed April 30, 2007).

Effective as of April 28, 2008, the Templeton Developing Markets Securities Fund (Class I) was replaced with the MFS(R) Emerging Markets Equity Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 4, 2009, the Capital Guardian U.S. Equity Portfolio (Class A and Class B) of the Metropolitan Series Fund, Inc. merged into the Pioneer Fund Portfolio (Class A) of the Met Investors Series Trust; and the Met/ AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust merged into the BlackRock Legacy Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective as of May 3, 2010, the assets in the Class B (or Class E, as noted) shares of the following investment portfolios, which had been closed to new investment, were transferred to the Class A shares of those investment portfolios: the Davis Venture Value Portfolio (Class E) and the MFS(R) Total Return Portfolio (Class B) of the Metropolitan Series Fund, Inc., and the MFS(R) Research International Portfolio (Class B), the Lord Abbett Bond Debenture Portfolio (Class B) and the Lord Abbett Mid Cap Value Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 3, 2010, the Putnam VT Growth and Income Fund (Class IB) (closed May 1, 2006) was replaced by the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.


Effective as of May 2, 2011, the Templeton Growth Securities Fund (Class 1) of the Franklin Templeton Variable Insurance Products Trust was replaced with the Met/Templeton Growth Portfolio (Class A) of the Met Investors Series Trust

Effective as of May 2, 2011, the Legg Mason Value Equity Portfolio (Class B) (closed effective May 1, 2006) of the Met Investors Series Trust was merged into the Legg Mason ClearBridge Aggressive Growth Portfolio (Class B) of the Met Investors Series Trust.

Effective as of April 30, 2012, the Oppenheimer Capital Appreciation Portfolio of the Met Investors Series Trust merged into the Jennison Growth Portfolio of the Metropolitan Series Fund.

Effective as of April 29, 2013, the MLA Mid Cap Portfolio (formerly Lazard Mid Cap Portfolio) of the Met Investors Series Trust was merged into the Neuberger Berman Genesis Portfolio of the Metropolitan Series Fund.

Effective as of April 29, 2013, the Oppenheimer Global Equity Portfolio of the Metropolitan Series Fund merged into the Oppenheimer Global Equity Portfolio (formerly Met/Templeton Growth Portfolio) of the Met Investors Series Trust.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 1. INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE WITH YOUR CONTRACT. SEE PART 2 OF THIS APPENDIX FOR A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT.
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (SERIES I)

INVESCO V.I. INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

INVESTMENT ADVISER: Invesco Advisers, Inc.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

EQUITY-INCOME PORTFOLIO

INVESTMENT OBJECTIVE: Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500(R) Index.

INVESTMENT ADVISER: Fidelity Management & Research Company

SUBADVISER: FMR Co., Inc.

GROWTH OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE: Seeks to provide capital growth.

INVESTMENT ADVISER: Fidelity Management & Research Company

SUBADVISER: FMR Co., Inc.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

TEMPLETON FOREIGN VIP FUND

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

INVESTMENT ADVISER: Templeton Investment Counsel, LLC

MET INVESTORS SERIES TRUST

CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: CBRE Clarion Securities LLC

CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: ClearBridge Investments, LLC

INVESCO COMSTOCK PORTFOLIO (CLASS B)

INVESTMENT OBJECTIVE: Seeks capital growth and income.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Invesco Advisers, Inc.


INVESCO MID CAP VALUE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks high total return by investing in equity securities of mid-sized companies.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Invesco Advisers, Inc.

LORD ABBETT BOND DEBENTURE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks high current income and the opportunity for capital appreciation to produce a high total return.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Lord, Abbett & Co. LLC

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

MORGAN STANLEY MID CAP GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Morgan Stanley Investment Management Inc.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS A AND CLASS B)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: OppenheimerFunds, Inc.

PIMCO TOTAL RETURN PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Pacific Investment Management Company LLC

PIONEER FUND PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks reasonable income and capital growth.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Pioneer Investment Management, Inc.

T. ROWE PRICE LARGE CAP VALUE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: T. Rowe Price Associates, Inc.

METROPOLITAN SERIES FUND

BLACKROCK BOND INCOME PORTFOLIO (CLASS A AND CLASS B)

INVESTMENT OBJECTIVE: Seeks a competitive total return primarily from investing in fixed-income securities.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: BlackRock Advisors, LLC

BLACKROCK MONEY MARKET PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: BlackRock Advisors, LLC

JENNISON GROWTH PORTFOLIO (CLASS A AND CLASS B)

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Jennison Associates LLC

MFS(R) TOTAL RETURN PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks a favorable total return through investment in a diversified portfolio.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

MFS(R) VALUE PORTFOLIO (CLASS B)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

NEUBERGER BERMAN GENESIS PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks high total return, consisting principally of capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Neuberger Berman Management LLC

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: T. Rowe Price Associates, Inc.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: T. Rowe Price Associates, Inc.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks to maximize total return consistent with preservation of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Western Asset Management Company

WMC CORE EQUITY OPPORTUNITIES PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Wellington Management Company, LLP

PUTNAM VARIABLE TRUST (CLASS IB)

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

INVESTMENT ADVISER: Putnam Investment Management, LLC

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 2. PORTFOLIOS AVAILABLE WITH YOUR CONTRACT

If you purchased the COVA VARIABLE ANNUITY, the following portfolios are available:

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

 Invesco Comstock Portfolio (Class B)
 Invesco Mid Cap Value Portfolio
 Lord Abbett Bond Debenture Portfolio
 MFS(R) Research International Portfolio
 Morgan Stanley Mid Cap Growth Portfolio
 Oppenheimer Global Equity Portfolio (Class B)
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 T. Rowe Price Large Cap Value Portfolio

METROPOLITAN SERIES FUND (CLASS A (OR CLASS B AS NOTED))

 BlackRock Bond Income Portfolio (Class B)
 BlackRock Money Market Portfolio
 Jennison Growth Portfolio (Class B)
 MFS(R) Total Return Portfolio
 MFS(R) Value Portfolio (Class B)
 Neuberger Berman Genesis Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 WMC Core Equity Opportunities Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

 Putnam VT Equity Income Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 Invesco V.I. International Growth Fund (Series I) 5/1/02
 Templeton Foreign VIP Fund (Class 1) 5/1/03
 T. Rowe Price Mid Cap Growth Portfolio (Class B) 5/1/03
 Baillie Gifford International Stock Portfolio (Class B) 12/19/03
 T. Rowe Price Large Cap Growth Portfolio (Class A) 5/1/04
 BlackRock Capital Appreciation Portfolio (Class A) 5/4/09
 ClearBridge Aggressive Growth Portfolio (Class B) (5/2/11)
 Oppenheimer Global Equity Portfolio (Class A) (5/2/11)
--------------------------------------------------------------------------------

If you purchased a PREMIER ADVISOR VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (SERIES I)

 Invesco V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

 Equity-Income Portfolio
 Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

 Templeton Foreign VIP Fund

MET INVESTORS SERIES TRUST (CLASS A)

 Clarion Global Real Estate Portfolio
 ClearBridge Aggressive Growth Portfolio
 Invesco Mid Cap Value Portfolio
 Lord Abbett Bond Debenture Portfolio
 MFS(R) Emerging Markets Equity Portfolio
 MFS(R) Research International Portfolio
 Morgan Stanley Mid Cap Growth Portfolio
 Oppenheimer Global Equity Portfolio
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 T. Rowe Price Large Cap Value Portfolio

METROPOLITAN SERIES FUND (CLASS A)

 BlackRock Bond Income Portfolio
 BlackRock Money Market Portfolio
 Jennison Growth Portfolio
 Neuberger Berman Genesis Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 BlackRock Capital Appreciation Portfolio (Class A) 5/4/09
--------------------------------------------------------------------------------

 * These portfolios are closed for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing).

                      METROPOLITAN LIFE INSURANCE COMPANY
                   METLIFE INSURANCE COMPANY OF CONNECTICUT
                      METLIFE INVESTORS INSURANCE COMPANY
                    METLIFE INVESTORS USA INSURANCE COMPANY
                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                      NEW ENGLAND LIFE INSURANCE COMPANY
                    GENERAL AMERICAN LIFE INSURANCE COMPANY

   SUPPLEMENT DATED SEPTEMBER 30, 2013 TO THE PROSPECTUS (the "PROSPECTUS")

This supplement describes changes to certain variable annuity contracts and to certain registered fixed annuity contracts issued by the life insurance companies listed above. This supplement revises and, to the extent inconsistent therewith, replaces information contained in the Prospectus.

FEDERAL DEFENSE OF MARRIAGE ACT

On June 26, 2013, in U.S. V. WINDSOR, EXECUTOR OF THE ESTATE OF SPYER, ET AL., the United States Supreme Court ruled that Section 3 of the Federal Defense of Marriage Act was unconstitutional. Accordingly, any Internal Revenue Code ("IRC") reference to "spouse" includes those persons who are married spouses under state law, regardless of sex. All contract provisions will be interpreted and administered in accordance with the requirements of the IRC. You should seek advice based on your own particular circumstances from an independent tax advisor.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                        SUPPLEMENT DATED APRIL 29, 2013
                                      TO
                       PROSPECTUS DATED NOVEMBER 9, 2006
                           (COVA VA/PREMIER ADVISOR)

This Supplement revises information contained in the prospectus dated November 9, 2006 (as supplemented) for the Cova Variable Annuity and the Premier Advisor Variable Annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This Supplement should be read and kept together with your contract prospectus for future reference.

The corresponding sections of the prospectus are modified as follows:

FEE TABLES AND EXAMPLES

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

            PERIODIC FEES AND EXPENSES TABLE
            CONTRACT MAINTENANCE CHARGE (Note 1)                 $30
            SEPARATE ACCOUNT ANNUAL EXPENSES
            (referred to as Separate Account Product Charges)
            (as a percentage of average account value)
               Mortality and Expense Charge*.................. 1.25%
               Administration Expense Charge.................. 0.15%
                                                               -----
               Total Separate Account Product Charges......... 1.40%

* For Premier Advisor contracts, we are waiving an amount of the Mortality and Expense Charge equal to the investment portfolio expenses that are in excess of (1) 0.67% for account value allocated to the T. Rowe Price Large Cap Growth Portfolio (Class A) and (2) 0.59% for account value allocated to the
   T. Rowe Price Large Cap Value Portfolio (Class A). For Cova VA contracts, we are waiving an amount of the Mortality and Expense Charge equal to the investment portfolio expenses that are in excess of (1) 0.83% for account value allocated to the T. Rowe Price Large Cap Value Portfolio (Class A) and
   (2) 0.87% for account value allocated to the Oppenheimer Global Equity Portfolio (Class B).

   Note 1. During the accumulation phase, we will not charge the contract maintenance charge if the value of your account is $50,000 or more, although, if you make a complete withdrawal, we will charge the contract maintenance charge.

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CERTAIN INVESTMENT PORTFOLIOS MAY IMPOSE A REDEMPTION FEE IN THE FUTURE. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.

                                                                                          Minimum Maximum
Total Annual Investment Portfolio Operating Expenses                                       0.35%   1.07%
(expenses that are deducted from investment portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)

INVESTMENT PORTFOLIO FEES AND EXPENSES
(as a percentage of average daily net assets)

                                                           Distribution             Acquired  Total                    Net Total
                                                           and/or                   Fund Fees Annual    Fee Waiver     Annual
                                                Management Service (12b-1) Other    and       Operating and/or Expense Operating
                                                Fee        Fees            Expenses Expenses  Expenses  Reimbursement  Expenses
--------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (INVESCO
 VARIABLE INSURANCE FUNDS) -- SERIES I
  Invesco V.I. International Growth Fund           0.71%          --         0.30%      --      1.01%          --        1.01%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS --
 INITIAL CLASS
  Equity-Income Portfolio                          0.46%          --         0.10%      --      0.56%          --        0.56%
  Growth Opportunities Portfolio                   0.56%          --         0.13%      --      0.69%          --        0.69%
FRANKLIN TEMPLETON VARIABLE INSURANCE
 PRODUCTS TRUST -- CLASS 1
  Templeton Foreign Securities Fund                0.64%          --         0.15%      --      0.79%          --        0.79%
MET INVESTORS SERIES TRUST
  Clarion Global Real Estate Portfolio --
   Class A                                         0.60%          --         0.06%      --      0.66%          --        0.66%
  ClearBridge Aggressive Growth Portfolio --
   Class A                                         0.61%          --         0.03%      --      0.64%          --        0.64%
  Invesco Comstock Portfolio -- Class B            0.57%        0.25%        0.03%      --      0.85%        0.02%       0.83%
  Lord Abbett Bond Debenture Portfolio --
   Class A                                         0.51%          --         0.03%      --      0.54%          --        0.54%
  Lord Abbett Mid Cap Value Portfolio --
   Class A                                         0.65%          --         0.04%    0.06%     0.75%        0.00%       0.75%
  MFS(R) Emerging Markets Equity Portfolio --
   Class A                                         0.91%          --         0.16%      --      1.07%        0.02%       1.05%
  MFS(R) Research International Portfolio --
   Class A                                         0.68%          --         0.07%      --      0.75%        0.05%       0.70%
  Morgan Stanley Mid Cap Growth Portfolio --
   Class A                                         0.65%          --         0.07%      --      0.72%        0.01%       0.71%
  Oppenheimer Global Equity Portfolio --
   Class A                                         0.67%          --         0.09%      --      0.76%        0.02%       0.74%
  Oppenheimer Global Equity Portfolio --
   Class B                                         0.67%        0.25%        0.09%      --      1.01%        0.02%       0.99%
  PIMCO Total Return Portfolio -- Class A          0.48%          --         0.03%      --      0.51%          --        0.51%
  Pioneer Fund Portfolio -- Class A                0.64%          --         0.04%      --      0.68%        0.03%       0.65%
  T. Rowe Price Large Cap Value Portfolio --
   Class A                                         0.57%          --         0.02%      --      0.59%          --        0.59%
METROPOLITAN SERIES FUND
  BlackRock Bond Income Portfolio -- Class A       0.32%          --         0.04%      --      0.36%        0.00%       0.36%
  BlackRock Bond Income Portfolio -- Class B       0.32%        0.25%        0.04%      --      0.61%        0.00%       0.61%
  BlackRock Money Market Portfolio --
   Class A                                         0.33%          --         0.02%      --      0.35%        0.01%       0.34%
  Davis Venture Value Portfolio -- Class A         0.70%          --         0.03%      --      0.73%        0.05%       0.68%
  Jennison Growth Portfolio -- Class A             0.61%          --         0.03%      --      0.64%        0.07%       0.57%
  Jennison Growth Portfolio -- Class B             0.61%        0.25%        0.03%      --      0.89%        0.07%       0.82%
  MFS(R) Total Return Portfolio -- Class A         0.55%          --         0.05%      --      0.60%          --        0.60%
  MFS(R) Value Portfolio -- Class B                0.70%        0.25%        0.03%      --      0.98%        0.13%       0.85%
  Neuberger Berman Genesis Portfolio --
   Class A                                         0.82%          --         0.04%      --      0.86%        0.01%       0.85%
  T. Rowe Price Large Cap Growth Portfolio --
   Class A                                         0.60%          --         0.04%      --      0.64%        0.01%       0.63%
  T. Rowe Price Small Cap Growth Portfolio --
   Class A                                         0.49%          --         0.06%      --      0.55%          --        0.55%
  Western Asset Management Strategic Bond
   Opportunities Portfolio -- Class A              0.60%          --         0.05%      --      0.65%        0.04%       0.61%

                                              Distribution             Acquired  Total                    Net Total
                                              and/or                   Fund Fees Annual    Fee Waiver     Annual
                                   Management Service (12b-1) Other    and       Operating and/or Expense Operating
                                   Fee        Fees            Expenses Expenses  Expenses  Reimbursement  Expenses
-------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST -- CLASS IB
  Putnam VT Equity Income Fund        0.49%        0.25%        0.15%    0.03%     0.92%         --         0.92%

The information shown in the table above was provided by the Investment Portfolios and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Investment Portfolio's 2013 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Investment Portfolio, but that the expenses of the Investment Portfolio are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Investment Portfolio's board of directors or trustees, are not shown.


ANNUITY PAYMENTS (THE INCOME PHASE)

ANNUITY DATE

Under the contract you can receive regular income payments. You choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month. We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days' notice to us. We may also allow you to extend the annuity date (subject to restrictions that may apply in your state and our current established administrative procedures).

INVESTMENT OPTIONS

The contract offers the INVESTMENT PORTFOLIOS which are listed below for allocation of purchase payments and transfers. CERTAIN PORTFOLIOS LISTED BELOW MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT. Currently, you can only invest in 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA, 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES & EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV. APPENDIX B CONTAINS A SUMMARY OF THE NAMES OF THE INVESTMENT ADVISERS AND SUBADVISERS OF THE INVESTMENT PORTFOLIOS AND THEIR INVESTMENT OBJECTIVES AND STRATEGIES.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (SERIES I)

 Invesco V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

 Equity-Income Portfolio
 Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

 Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

 Clarion Global Real Estate Portfolio
 ClearBridge Aggressive Growth Portfolio (formerly Legg Mason ClearBridge
   Aggressive Growth Portfolio)
 Invesco Comstock Portfolio (Class B) (formerly Van Kampen Comstock Portfolio) Lord Abbett Bond Debenture Portfolio
 Lord Abbett Mid Cap Value Portfolio
 MFS(R) Emerging Markets Equity Portfolio
 MFS(R) Research International Portfolio
 Morgan Stanley Mid Cap Growth Portfolio

 Oppenheimer Global Equity Portfolio (Class A and Class B) (formerly
   Met/Templeton Growth Portfolio)
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 T. Rowe Price Large Cap Value Portfolio

METROPOLITAN SERIES FUND (CLASS A (OR CLASS B AS NOTED))

 BlackRock Bond Income Portfolio (Class A and Class B)
 BlackRock Money Market Portfolio
 Davis Venture Value Portfolio
 Jennison Growth Portfolio (Class A and Class B)
 MFS(R) Total Return Portfolio
 MFS(R) Value Portfolio (Class B)
 Neuberger Berman Genesis Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

 Putnam VT Equity Income Fund

RESTRICTIONS ON TRANSFERS


RESTRICTIONS ON FREQUENT TRANSFERS. Frequent requests from owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the investment portfolio and the reflection of that change in the investment portfolio's share price ("arbitrage trading"). Frequent transfers involving arbitrage trading may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., Invesco V.I. International Growth Fund, Templeton Foreign Securities Fund, Clarion Global Real Estate Portfolio, Lord Abbett Bond Debenture Portfolio,
MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Oppenheimer Global Equity Portfolio, Neuberger Berman Genesis Portfolio, T. Rowe Price Small Cap Growth Portfolio and Western Asset Management Strategic Bond Opportunities Portfolio - the "Monitored Portfolios") and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high-yield investment portfolios, in a 12-month period there were (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving any investment portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain criteria. WE DO NOT BELIEVE THAT OTHER INVESTMENT PORTFOLIOS PRESENT A SIGNIFICANT OPPORTUNITY TO ENGAGE IN ARBITRAGE TRADING AND THEREFORE DO NOT MONITOR TRANSFER ACTIVITY IN THOSE INVESTMENT PORTFOLIOS. We may change the Monitored Portfolios at any time without notice in our sole discretion.

Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, we require future transfer requests to or from any Monitored Portfolios under that Contract to be submitted in writing with an original signature. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we monitor the frequency of transfers.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Contract.

Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate frequent transfers in any investment portfolios and there are no arrangements in place to permit any owner to engage in frequent transfers; we apply our policies and procedures without exception, waiver or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent transfers in their respective shares and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent transfer policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific owners who violate the frequent transfer policies established by the investment portfolio.

In addition, owners and other persons with interests in the Contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent transfer policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from owners engaged in frequent trading, the investment portfolio may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on frequent transfers (even if an entire omnibus order is rejected due to the frequent transfers of a single owner). You should read the investment portfolio prospectuses for more details.

RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring an investment portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from investment portfolios except where the portfolio manager of a particular underlying investment portfolio has brought large transfer activity to our attention for investigation on a case-by-case basis. For example, some portfolio managers have asked us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple owners by a third party such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above where future transfer requests from that third party must be submitted in writing with an original signature. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction.

OTHER INFORMATION

THE SEPARATE ACCOUNT

The investment adviser to certain of the investment portfolios offered with the contract or with other variable annuity contracts issued through the Separate Account may be regulated as Commodity Pool Operators. While it does not concede that the Separate Account is a commodity pool, MetLife Investors has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodities Exchange Act ("CEA"), and is not subject to registration or regulation as a pool operator under the CEA.

ABANDONED PROPERTY REQUIREMENTS

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the contract's maturity date or the date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate the beneficiary of the death benefit, or the beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the contract owner last resided, as shown on our books and records, or to our state of domicile. (Escheatment is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim it with the proper documentation. To prevent your contract's proceeds from being paid to the state's abandoned or unclaimed property office, it is important that you update your beneficiary designations, including addresses, if and as they change. Please call (800) 343-8496 to make such changes.

DISTRIBUTOR

The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

FINANCIAL STATEMENTS

The financial statements of the Separate Account are attached. Upon request, the financial statements of MetLife Investors Insurance Company will be sent to you without charge.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available under any of the products described herein for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) Franklin Templeton Variable Insurance Products Trust: Templeton Foreign Securities Fund (Class 1) (closed May 1, 2003 for Cova VA contracts); (b) AIM Variable Insurance Funds (Invesco Variable Insurance Funds) ("Invesco V.I."):
Invesco V.I. International Growth Fund (Series 1) (closed May 1, 2002 for Cova VA contracts); (c) Met Investors Series Trust ("MIST") (Class B): T. Rowe Price Mid Cap Growth Portfolio (closed as of May 1, 2003); (d) Metropolitan Series Fund ("MSF"): Baillie Gifford International Stock Portfolio (Class B) (formerly Artio International Stock Portfolio (Class B)) (closed December 19, 2003); (e)
MSF: T. Rowe Price Large Cap Growth Portfolio (Class A) (closed May 1, 2004 for Cova VA contracts) (f) MSF: BlackRock Capital Appreciation Portfolio (Class A) (added and closed effective May 4, 2009); and (g) MIST: Oppenheimer Global Equity Portfolio (Class A) (added and closed May 2, 2011 for Cova VA) and ClearBridge Aggressive Growth Portfolio (Class B) (added and closed May 2, 2011 for Cova VA).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) Invesco V.I. Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust ("MIST"); (b) AllianceBernstein Variable Products Series Fund, Inc.:
AllianceBernstein Premier Growth Portfolio (Class A) was replaced with the Janus Aggressive Growth Portfolio (Class A) of MIST; (c) Franklin Templeton Variable Insurance Products Trust (Class 1): Franklin Large Cap Growth Securities Fund was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of Metropolitan Series Fund, Inc. ("MSF"); Franklin Small Cap Fund was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of MSF; Mutual Shares Securities Fund (Class 1 and Class 2) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Templeton Global Income Securities Fund was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (d) MFS(R) Variable Insurance Trust (Initial Class): MFS(R) Bond Series was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; MFS(R) Emerging Growth Series was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of

MSF; MFS(R) Research Series was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of MIST; MFS(R) Strategic Income Series was replaced with the Western Asset Management Strategic Bond Opportunities Portfolio (Class A) (formerly Salomon Brothers Strategic Bond Opportunities Portfolio) (Class A) of MSF; (e) Oppenheimer Variable Account Funds (Class A):
Oppenheimer Bond Fund/VA was replaced with the State Street Research Bond Income Portfolio (Class A) of MSF; Oppenheimer High Income Fund/VA was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of MIST; Oppenheimer Main Street Fund/VA was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Oppenheimer Strategic Bond Fund/VA was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (f) Scudder Variable Series II: SVS Dreman High Return Equity Portfolio (Class A) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST.

Effective as of September 3, 2004, the Equity Income Portfolio of the First American Insurance Portfolios, Inc. was liquidated. Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class
A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc. Effective as of May 1, 2005, the Met/Putnam Voyager Portfolio (Class B) of the Metropolitan Series Fund, Inc. merged into the Jennison Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AllianceBernstein Variable Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class A) was replaced with the Neuberger Berman Real Estate Portfolio (Class A) of the Met Investors Series Trust; (b) MFS(R) Variable Insurance Trust: the MFS(R) High Income Series (Initial Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of the Met Investors Series Trust and the MFS(R) Investors Trust Series (Initial Class) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (c) Oppenheimer Variable Account Funds: the Oppenheimer Capital Appreciation Fund/VA (Class A) (closed for Premier Adviser and Prevail Contracts effective May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (d) Scudder Variable Series II: the DWS Dreman Small Cap Value VIP (Class A) (closed effective May 1, 2002) was replaced with the Third Avenue Small Cap Value Portfolio (Class A) of the Met Investors Series Trust; (e) Fidelity Variable Insurance Products: the VIP Contrafund(R) Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 1, 2006, the MFS Investors Trust Portfolio (Class B) of the Metropolitan Series Fund, Inc. was merged into the Legg Mason Value Equity Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 1, 2006, the following investment portfolios were replaced:
(a) Fidelity Variable Insurance Products: the VIP Growth Portfolio (Initial Class) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc. and the VIP Growth and Income Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of April 30, 2007, the following investment portfolios were merged: (a) the Met/Putnam Capital Opportunities Portfolio (Class A) of the Met Investors Series Trust merged into the Lazard Mid Cap Portfolio (Class A) of the Met Investors Series Trust; (b) approximately 65% of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Mid Cap Value Portfolio (Class B) (added and closed April 30, 2007) of the Met Investors Series Trust, and the remainder (approximately 35%) of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Bond Debenture Portfolio (Class B) (added and closed April 30, 2007) of the Met Investors Series Trust.

Effective as of April 30, 2007, Invesco V.I. Capital Appreciation Fund (Series
I) (closed effective May 1, 2006) was replaced with the Met Investors Series
Trust: Met/AIM Capital Appreciation Portfolio (Class A) (added and closed April 30, 2007).

Effective as of April 28, 2008, the Templeton Developing Markets Securities Fund (Class I) was replaced with the MFS(R) Emerging Markets Equity Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 4, 2009, the Capital Guardian U.S. Equity Portfolio (Class A and Class B) of the Metropolitan Series Fund, Inc. merged into the Pioneer Fund Portfolio

(Class A) of the Met Investors Series Trust; and the Met/ AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust merged into the BlackRock Legacy Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective as of May 3, 2010, the assets in the Class B (or Class E, as noted) shares of the following investment portfolios, which had been closed to new investment, were transferred to the Class A shares of those investment portfolios: the Davis Venture Value Portfolio (Class E) and the MFS(R) Total Return Portfolio (Class B) of the Metropolitan Series Fund, Inc., and the MFS(R) Research International Portfolio (Class B), the Lord Abbett Bond Debenture Portfolio (Class B) and the Lord Abbett Mid Cap Value Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 3, 2010, the Putnam VT Growth and Income Fund (Class IB) (closed May 1, 2006) was replaced by the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 2, 2011, the Templeton Growth Securities Fund (Class 1) of the Franklin Templeton Variable Insurance Products Trust was replaced with the Met/Templeton Growth Portfolio (Class A) of the Met Investors Series Trust

Effective as of May 2, 2011, the Legg Mason Value Equity Portfolio (Class B) (closed effective May 1, 2006) of the Met Investors Series Trust was merged into the Legg Mason ClearBridge Aggressive Growth Portfolio (Class B) of the Met Investors Series Trust.

Effective as of April 30, 2012, the Oppenheimer Capital Appreciation Portfolio of the Met Investors Series Trust merged into the Jennison Growth Portfolio of the Metropolitan Series Fund.

Effective as of April 29, 2013, the MLA Mid Cap Portfolio (formerly Lazard Mid Cap Portfolio) of the Met Investors Series Trust was merged into the Neuberger Berman Genesis Portfolio of the Metropolitan Series Fund.

Effective as of April 29, 2013, the Oppenheimer Global Equity Portfolio of the Metropolitan Series Fund merged into the Oppenheimer Global Equity Portfolio (formerly Met/Templeton Growth Portfolio) of the Met Investors Series Trust.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 1. INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE WITH YOUR CONTRACT. SEE PART 2 OF THIS APPENDIX FOR A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT.
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (SERIES I)

INVESCO V.I. INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

INVESTMENT ADVISER: Invesco Advisers, Inc.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

EQUITY-INCOME PORTFOLIO

INVESTMENT OBJECTIVE: Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500(R) Index.

INVESTMENT ADVISER: Fidelity Management & Research Company

SUBADVISER: FMR Co., Inc.

GROWTH OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE: Seeks to provide capital growth.

INVESTMENT ADVISER: Fidelity Management & Research Company

SUBADVISER: FMR Co., Inc.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

INVESTMENT ADVISER: Templeton Investment Counsel, LLC

MET INVESTORS SERIES TRUST

CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: CBRE Clarion Securities LLC

CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: ClearBridge Investments, LLC

INVESCO COMSTOCK PORTFOLIO (CLASS B)

INVESTMENT OBJECTIVE: Seeks capital growth and income.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Invesco Advisers, Inc.


LORD ABBETT BOND DEBENTURE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks high current income and the opportunity for capital appreciation to produce a high total return.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Lord, Abbett & Co. LLC

LORD ABBETT MID CAP VALUE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Lord, Abbett & Co. LLC

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

MORGAN STANLEY MID CAP GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Morgan Stanley Investment Management Inc.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS A AND CLASS B)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: OppenheimerFunds, Inc.

PIMCO TOTAL RETURN PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Pacific Investment Management Company LLC

PIONEER FUND PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks reasonable income and capital growth.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Pioneer Investment Management, Inc.

T. ROWE PRICE LARGE CAP VALUE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: T. Rowe Price Associates, Inc.

METROPOLITAN SERIES FUND

BLACKROCK BOND INCOME PORTFOLIO (CLASS A AND CLASS B)

INVESTMENT OBJECTIVE: Seeks a competitive total return primarily from investing in fixed-income securities.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: BlackRock Advisors, LLC

BLACKROCK MONEY MARKET PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: BlackRock Advisors, LLC

DAVIS VENTURE VALUE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks growth of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Davis Selected Advisers, L.P.

JENNISON GROWTH PORTFOLIO (CLASS A AND CLASS B)

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Jennison Associates LLC

MFS(R) TOTAL RETURN PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks a favorable total return through investment in a diversified portfolio.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

MFS(R) VALUE PORTFOLIO (CLASS B)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

NEUBERGER BERMAN GENESIS PORTFOLIO

INVESTMENT OBJECTIVE: Seeks high total return, consisting principally of capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Neuberger Berman Management LLC

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and, secondarily, dividend income.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: T. Rowe Price Associates, Inc.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: T. Rowe Price Associates, Inc.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks to maximize total return consistent with preservation of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Western Asset Management Company

PUTNAM VARIABLE TRUST (CLASS IB)

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

INVESTMENT ADVISER: Putnam Investment Management, LLC

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 2. PORTFOLIOS AVAILABLE WITH YOUR CONTRACT

If you purchased the COVA VARIABLE ANNUITY, the following portfolios are available:

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

 Invesco Comstock Portfolio (Class B)
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Mid Cap Value Portfolio
 MFS(R) Research International Portfolio
 Morgan Stanley Mid Cap Growth Portfolio
 Oppenheimer Global Equity Portfolio (Class B)
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 T. Rowe Price Large Cap Value Portfolio

METROPOLITAN SERIES FUND (CLASS A (OR CLASS B AS NOTED))

 BlackRock Bond Income Portfolio (Class B)
 BlackRock Money Market Portfolio
 Davis Venture Value Portfolio
 Jennison Growth Portfolio (Class B)
 MFS(R) Total Return Portfolio
 MFS(R) Value Portfolio (Class B)
 Neuberger Berman Genesis Portfolio
 T. Rowe Price Small Cap Growth Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

 Putnam VT Equity Income Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 Invesco V.I. International Growth Fund (Series I) 5/1/02
 Templeton Foreign Securities Fund (Class 1) 5/1/03
 T. Rowe Price Mid Cap Growth Portfolio (Class B) 5/1/03
 Baillie Gifford International Stock Portfolio (Class B) 12/19/03
 T. Rowe Price Large Cap Growth Portfolio (Class A) 5/1/04
 BlackRock Capital Appreciation Portfolio (Class A) 5/4/09
 ClearBridge Aggressive Growth Portfolio (Class B) (5/2/11)
 Oppenheimer Global Equity Portfolio (Class A) (5/2/11)
--------------------------------------------------------------------------------

If you purchased a PREMIER ADVISOR VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (SERIES I)

 Invesco V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

 Equity-Income Portfolio
 Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

 Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A)

 Clarion Global Real Estate Portfolio
 ClearBridge Aggressive Growth Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Mid Cap Value Portfolio
 MFS(R) Emerging Markets Equity Portfolio
 MFS(R) Research International Portfolio
 Morgan Stanley Mid Cap Growth Portfolio
 Oppenheimer Global Equity Portfolio
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 T. Rowe Price Large Cap Value Portfolio

METROPOLITAN SERIES FUND (CLASS A)

 BlackRock Bond Income Portfolio
 BlackRock Money Market Portfolio
 Jennison Growth Portfolio
 Neuberger Berman Genesis Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 BlackRock Capital Appreciation Portfolio (Class A) 5/4/09
--------------------------------------------------------------------------------

 * These portfolios are closed for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing).

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                        SUPPLEMENT DATED APRIL 30, 2012
                                      TO
                       PROSPECTUS DATED NOVEMBER 9, 2006
                           (COVA VA/PREMIER ADVISOR)

This Supplement revises information contained in the prospectus dated November 9, 2006 (as supplemented) for the Cova Variable Annuity and the Premier Advisor Variable Annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This Supplement should be read and kept together with your contract prospectus for future reference.

The corresponding sections of the prospectus are modified as follows:

FEE TABLES AND EXAMPLES

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

            PERIODIC FEES AND EXPENSES TABLE
            CONTRACT MAINTENANCE CHARGE (Note 1)                 $30
            SEPARATE ACCOUNT ANNUAL EXPENSES
            (referred to as Separate Account Product Charges)
            (as a percentage of average account value)
               Mortality and Expense Charge*.................. 1.25%
               Administration Expense Charge.................. 0.15%
                                                               -----
               Total Separate Account Product Charges......... 1.40%

* For Premier Advisor contracts we are waiving an amount of the Mortality and Expense Charge equal to the investment portfolio expenses that are in excess of (1) 0.67% for account value allocated to the T. Rowe Price Large Cap Growth Portfolio (Class A) and (2) 0.59% for account value allocated to the
   T. Rowe Price Large Cap Value Portfolio (Class A). For Cova VA contracts, we are waiving an amount of the Mortality and Expense Charge equal to the investment portfolio expenses that are in excess of 0.83% for account value allocated to the T. Rowe Price Large Cap Value Portfolio (Class A).

   Note 1. During the accumulation phase, we will not charge the contract maintenance charge if the value of your account is $50,000 or more, although, if you make a complete withdrawal, we will charge the contract maintenance charge.

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CERTAIN INVESTMENT PORTFOLIOS MAY IMPOSE A REDEMPTION FEE IN THE FUTURE. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.

                                                                                          Minimum Maximum
Total Annual Investment Portfolio Operating Expenses                                       0.35%   1.09%
(expenses that are deducted from investment portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of average daily net assets)

                                                           Distribution             Acquired  Total     Contractual    Net Total
                                                           and/or                   Fund Fees Annual    Fee Waiver     Annual
                                                Management Service (12b-1) Other    and       Operating and/or Expense Operating
                                                Fee        Fees            Expenses Expenses  Expenses  Reimbursement  Expenses
--------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (INVESCO
 VARIABLE INSURANCE FUNDS) -- SERIES I
  Invesco V.I. International Growth Fund           0.71%          --         0.32%      --      1.03%          --        1.03%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS --
 INITIAL CLASS
  Equity-Income Portfolio                          0.46%          --         0.10%      --      0.56%          --        0.56%
  Growth Opportunities Portfolio                   0.56%          --         0.14%      --      0.70%          --        0.70%
FRANKLIN TEMPLETON VARIABLE INSURANCE
 PRODUCTS TRUST -- CLASS 1
  Templeton Foreign Securities Fund                0.64%          --         0.15%    0.01%     0.80%        0.00%       0.80%
MET INVESTORS SERIES TRUST
  Clarion Global Real Estate Portfolio --
   Class A                                         0.61%          --         0.06%      --      0.67%          --        0.67%
  Lazard Mid Cap Portfolio -- Class A              0.69%          --         0.06%      --      0.75%          --        0.75%
  Legg Mason ClearBridge Aggressive Growth
   Portfolio -- Class A                            0.62%          --         0.03%      --      0.65%          --        0.65%
  Lord Abbett Bond Debenture Portfolio --
   Class A                                         0.50%          --         0.04%      --      0.54%          --        0.54%
  Lord Abbett Mid Cap Value Portfolio --
   Class A                                         0.67%          --         0.06%      --      0.73%        0.02%       0.71%
  Met/Templeton Growth Portfolio -- Class A        0.68%          --         0.14%      --      0.82%        0.02%       0.80%
  MFS(R) Emerging Markets Equity Portfolio --
   Class A                                         0.92%          --         0.17%      --      1.09%          --        1.09%
  MFS(R) Research International Portfolio --
   Class A                                         0.68%          --         0.09%      --      0.77%        0.06%       0.71%
  Morgan Stanley Mid Cap Growth Portfolio --
   Class A                                         0.65%          --         0.07%      --      0.72%        0.01%       0.71%
  PIMCO Total Return Portfolio -- Class A          0.48%          --         0.03%      --      0.51%          --        0.51%
  Pioneer Fund Portfolio -- Class A                0.64%          --         0.05%      --      0.69%        0.01%       0.68%
  T. Rowe Price Large Cap Value Portfolio --
   Class A                                         0.57%          --         0.02%      --      0.59%          --        0.59%
  Van Kampen Comstock Portfolio -- Class B         0.58%        0.25%        0.03%      --      0.86%        0.01%       0.85%
METROPOLITAN SERIES FUND
  BlackRock Bond Income Portfolio -- Class A       0.34%          --         0.03%      --      0.37%        0.01%       0.36%
  BlackRock Bond Income Portfolio -- Class B       0.34%        0.25%        0.03%      --      0.62%        0.01%       0.61%
  BlackRock Money Market Portfolio --
   Class A                                         0.33%          --         0.02%      --      0.35%        0.01%       0.34%
  Davis Venture Value Portfolio -- Class A         0.70%          --         0.03%      --      0.73%        0.05%       0.68%
  Jennison Growth Portfolio -- Class A             0.62%          --         0.02%      --      0.64%        0.07%       0.57%
  Jennison Growth Portfolio -- Class B             0.62%        0.25%        0.02%      --      0.89%        0.07%       0.82%
  MFS(R) Total Return Portfolio -- Class A         0.54%          --         0.05%      --      0.59%          --        0.59%
  MFS(R) Value Portfolio -- Class B                0.70%        0.25%        0.03%      --      0.98%        0.13%       0.85%
  Oppenheimer Global Equity Portfolio --
   Class B                                         0.52%        0.25%        0.10%      --      0.87%          --        0.87%
  T. Rowe Price Large Cap Growth Portfolio --
   Class A                                         0.60%          --         0.04%      --      0.64%        0.01%       0.63%
  T. Rowe Price Small Cap Growth Portfolio --
   Class A                                         0.49%          --         0.06%      --      0.55%          --        0.55%
  Western Asset Management Strategic Bond
   Opportunities Portfolio -- Class A              0.61%          --         0.06%      --      0.67%        0.04%       0.63%

                                              Distribution             Acquired  Total     Contractual    Net Total
                                              and/or                   Fund Fees Annual    Fee Waiver     Annual
                                   Management Service (12b-1) Other    and       Operating and/or Expense Operating
                                   Fee        Fees            Expenses Expenses  Expenses  Reimbursement  Expenses
-------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST -- CLASS IB
  Putnam VT Equity Income Fund        0.48%        0.25%        0.16%    0.05%     0.94%         --         0.94%

The Net Total Annual Operating Expenses shown in the table reflect contractual arrangements currently in effect under which the investment advisers of certain investment portfolios have agreed to waive fees and/or pay expenses of the investment portfolios until at least April 30, 2013. In the table, "0.00%" in the Contractual Fee Waiver and/or Expense Reimbursement column indicates that there is a contractual arrangement in effect for that investment portfolio, but the expenses of the investment portfolio are below the level that would trigger the waiver or reimbursement. The Net Total Annual Operating Expenses shown do not reflect voluntary waiver or expense reimbursement arrangements or arrangements that terminate prior to April 30, 2013. The investment portfolios provided the information on their expenses, and we have not independently verified the information.
INVESTMENT OPTIONS

The contract offers the INVESTMENT PORTFOLIOS which are listed below for allocation of purchase payments and transfers. CERTAIN PORTFOLIOS LISTED BELOW MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT. Currently, you can only invest in 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA, 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES & EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV. APPENDIX B CONTAINS A SUMMARY OF THE NAMES OF THE INVESTMENT ADVISERS AND SUBADVISERS OF THE INVESTMENT PORTFOLIOS AND THEIR INVESTMENT OBJECTIVES AND STRATEGIES.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (SERIES I)

 Invesco V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

 Equity-Income Portfolio
 Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

 Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

 Clarion Global Real Estate Portfolio
 Lazard Mid Cap Portfolio
 Legg Mason ClearBridge Aggressive Growth Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Mid Cap Value Portfolio
 Met/Templeton Growth Portfolio
 MFS(R) Emerging Markets Equity Portfolio
 MFS(R) Research International Portfolio
 Morgan Stanley Mid Cap Growth Portfolio
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 T. Rowe Price Large Cap Value Portfolio
 Van Kampen Comstock Portfolio (Class B)

METROPOLITAN SERIES FUND (CLASS A (OR CLASS B AS NOTED))

 BlackRock Bond Income Portfolio (Class A and Class B)
 BlackRock Money Market Portfolio
 Davis Venture Value Portfolio
 Jennison Growth Portfolio (Class A and Class B)
 MFS(R) Total Return Portfolio
 MFS(R) Value Portfolio (Class B)
 Oppenheimer Global Equity Portfolio (Class B)
 T. Rowe Price Large Cap Growth Portfolio

 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

 Putnam VT Equity Income Fund

The following paragraphs in this section have been modified:

The investment portfolios may have adopted their own policies and procedures with respect to market timing transactions in their respective shares, and we reserve the right to enforce these policies and procedures. For example, the investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual Owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific Owners who violate the frequent trading policies established by the investment portfolio.

In addition, Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the investment portfolio generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their market timing policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from Owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing and disruptive trading activities (even if an entire omnibus order is rejected due to the market timing or disruptive trading activity of a single Owner). You should read the investment portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAM

The following paragraph is added to this section:

If you make an additional purchase payment while the Dollar Cost Averaging Program is in effect, we will not allocate the additional payment to the Program unless you tell us to do so. Instead, unless you previously provided different allocation instructions for future purchase payments or provide new allocation instructions with the payment, we will allocate the additional purchase payment directly to the same destination investment portfolios you selected under the Dollar Cost Averaging Program. Any purchase payments received after the Program has ended will be allocated as described in "Purchase -- Allocation of Purchase Payments."

EXPENSES

WITHDRAWAL CHARGE

The following paragraph has been added:
For participants of 403(b) arrangements, 401(a), 401(k) and 457 plans, if you make a transfer to another funding vehicle or annuity contract issued by us or by one of our affiliates, we may waive the withdrawal charge if it is permitted in your state.

OTHER INFORMATION

DISTRIBUTOR

The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA

BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

FINANCIAL STATEMENTS

The financial statements of the Separate Account are attached. Upon request, the financial statements of MetLife Investors Insurance Company will be sent to you without charge.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available under any of the products described herein for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) Franklin Templeton Variable Insurance Products Trust: Templeton Foreign Securities Fund (Class 1) (closed May 1, 2003 for Cova VA contracts); (b) AIM Variable Insurance Funds (Invesco Variable Insurance Funds) ("Invesco V.I."):
Invesco V.I. International Growth Fund (Series 1) (closed May 1, 2002 for Cova VA contracts); (c) Met Investors Series Trust ("MIST") (Class B): T. Rowe Price Mid Cap Growth Portfolio (closed as of May 1, 2003); (d) Metropolitan Series Fund ("MSF"): Baillie Gifford International Stock Portfolio (Class B) (formerly Artio International Stock Portfolio (Class B)) (closed December 19, 2003); (e)
MSF: T. Rowe Price Large Cap Growth Portfolio (Class A) (closed May 1, 2004 for Cova VA contracts) (f) MSF: BlackRock Legacy Large Cap Growth Portfolio (Class
A) (added and closed effective May 4, 2009); and (g) MIST: Met/Templeton Growth Portfolio (Class A) (added and closed May 2, 2011 for Cova VA) and Legg Mason ClearBridge Aggressive Growth Portfolio (Class B) (added and closed May 2, 2011 for Cova VA).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) Invesco V.I. Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust ("MIST"); (b) AllianceBernstein Variable Products Series Fund, Inc.:
AllianceBernstein Premier Growth Portfolio (Class A) was replaced with the Janus Aggressive Growth Portfolio (Class A) of MIST; (c) Franklin Templeton Variable Insurance Products Trust (Class 1): Franklin Large Cap Growth Securities Fund was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of Metropolitan Series Fund, Inc. ("MSF"); Franklin Small Cap Fund was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of MSF; Mutual Shares Securities Fund (Class 1 and Class 2) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Templeton Global Income Securities Fund was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (d) MFS(R) Variable Insurance Trust (Initial Class): MFS(R) Bond Series was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; MFS(R) Emerging Growth Series was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of MSF; MFS(R) Research Series was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of MIST; MFS(R) Strategic Income Series was replaced with the Western Asset Management Strategic Bond Opportunities Portfolio (Class A) (formerly Salomon Brothers Strategic Bond Opportunities Portfolio) (Class A) of MSF; (e) Oppenheimer Variable Account Funds (Class A): Oppenheimer Bond Fund/VA was replaced with the State Street Research Bond Income Portfolio (Class A) of MSF; Oppenheimer High Income Fund/VA was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of MIST; Oppenheimer Main Street Fund/VA was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Oppenheimer Strategic Bond Fund/VA was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (f) Scudder Variable Series II: SVS Dreman High Return Equity Portfolio (Class A) was replaced with the Lord Abbett Growth and Income Portfolio (Class
A) of MIST.

Effective as of September 3, 2004, the Equity Income Portfolio of the First American Insurance Portfolios, Inc. was liquidated. Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class
A) of the

Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc. Effective as of May 1, 2005, the Met/Putnam Voyager Portfolio (Class B) of the Metropolitan Series Fund, Inc. merged into the Jennison Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AllianceBernstein Variable Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class A) was replaced with the Neuberger Berman Real Estate Portfolio (Class A) of the Met Investors Series Trust; (b) MFS(R) Variable Insurance Trust: the MFS(R) High Income Series (Initial Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of the Met Investors Series Trust and the MFS(R) Investors Trust Series (Initial Class) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (c) Oppenheimer Variable Account Funds: the Oppenheimer Capital Appreciation Fund/VA (Class A) (closed for Premier Adviser and Prevail Contracts effective May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (d) Scudder Variable Series II: the DWS Dreman Small Cap Value VIP (Class A) (closed effective May 1, 2002) was replaced with the Third Avenue Small Cap Value Portfolio (Class A) of the Met Investors Series Trust; (e) Fidelity Variable Insurance Products: the VIP Contrafund(R) Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 1, 2006, the MFS Investors Trust Portfolio (Class B) of the Metropolitan Series Fund, Inc. was merged into the Legg Mason Value Equity Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 1, 2006, the following investment portfolios were replaced:
(a) Fidelity Variable Insurance Products: the VIP Growth Portfolio (Initial Class) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc. and the VIP Growth and Income Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of April 30, 2007, the following investment portfolios were merged: (a) the Met/Putnam Capital Opportunities Portfolio (Class A) of the Met Investors Series Trust merged into the Lazard Mid Cap Portfolio (Class A) of the Met Investors Series Trust; (b) approximately 65% of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Mid Cap Value Portfolio (Class B) (added and closed April 30, 2007) of the Met Investors Series Trust, and the remainder (approximately 35%) of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Bond Debenture Portfolio (Class B) (added and closed April 30, 2007) of the Met Investors Series Trust.

Effective as of April 30, 2007, Invesco V.I. Capital Appreciation Fund (Series
I) (closed effective May 1, 2006) was replaced with the Met Investors Series
Trust: Met/AIM Capital Appreciation Portfolio (Class A) (added and closed April 30, 2007).

Effective as of April 28, 2008, the Templeton Developing Markets Securities Fund (Class I) was replaced with the MFS(R) Emerging Markets Equity Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 4, 2009, the Capital Guardian U.S. Equity Portfolio (Class A and Class B) of the Metropolitan Series Fund, Inc. merged into the Pioneer Fund Portfolio (Class A) of the Met Investors Series Trust; and the Met/ AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust merged into the BlackRock Legacy Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective as of May 3, 2010, the assets in the Class B (or Class E, as noted) shares of the following investment portfolios, which had been closed to new investment, were transferred to the Class A shares of those investment portfolios: the Davis Venture Value Portfolio (Class E) and the MFS(R) Total Return Portfolio (Class B) of the Metropolitan Series Fund, Inc., and the MFS(R) Research International Portfolio (Class B), the Lord Abbett Bond Debenture Portfolio (Class B) and the Lord Abbett Mid Cap Value Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 3, 2010, the Putnam VT Growth and Income Fund (Class IB) (closed May 1, 2006) was replaced by the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 2, 2011, the Templeton Growth Securities Fund (Class 1) of the Franklin Templeton Variable Insurance Products Trust was replaced with the Met/Templeton Growth Portfolio (Class A) of the Met Investors Series Trust

Effective as of May 2, 2011, the Legg Mason Value Equity Portfolio (Class B) (closed effective May 1, 2006) of the Met Investors Series Trust was merged into the Legg Mason ClearBridge Aggressive Growth Portfolio (Class B) of the Met Investors Series Trust.

Effective as of April 30, 2012, the Oppenheimer Capital Appreciation Portfolio of the Met Investors Series Trust merged into the Jennison Growth Portfolio of the Metropolitan Series Fund.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 1. INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE WITH YOUR CONTRACT. SEE PART 2 OF THIS APPENDIX FOR A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT.
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (SERIES I)

INVESCO V.I. INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

INVESTMENT ADVISER: Invesco Advisers, Inc.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

EQUITY-INCOME PORTFOLIO

INVESTMENT OBJECTIVE: Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500(R) Index.

INVESTMENT ADVISER: Fidelity Management & Research Company

SUBADVISER: FMR Co., Inc.

GROWTH OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE: Seeks to provide capital growth.

INVESTMENT ADVISER: Fidelity Management & Research Company

SUBADVISER: FMR Co., Inc.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

INVESTMENT ADVISER: Templeton Investment Counsel, LLC

MET INVESTORS SERIES TRUST

CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: CBRE Clarion Securities LLC (formerly ING Clarion Real Estate Securities LLC)

LAZARD MID CAP PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Lazard Asset Management LLC

LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: ClearBridge Advisors, LLC

LORD ABBETT BOND DEBENTURE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks high current income and the opportunity for capital appreciation to produce a high total return.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Lord, Abbett & Co. LLC

LORD ABBETT MID CAP VALUE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Lord, Abbett & Co. LLC

MET/TEMPLETON GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Templeton Global Advisors Limited

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

MORGAN STANLEY MID CAP GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Morgan Stanley Investment Management Inc.

PIMCO TOTAL RETURN PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Pacific Investment Management Company LLC

PIONEER FUND PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks reasonable income and capital growth.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Pioneer Investment Management, Inc.

T. ROWE PRICE LARGE CAP VALUE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: T. Rowe Price Associates, Inc.

VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)

INVESTMENT OBJECTIVE: Seeks capital growth and income.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Invesco Advisers, Inc.

METROPOLITAN SERIES FUND

BLACKROCK BOND INCOME PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks a competitive total return primarily from investing in fixed-income securities.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: BlackRock Advisors, LLC

BLACKROCK BOND INCOME PORTFOLIO (CLASS B)

INVESTMENT OBJECTIVE: Seeks a competitive total return primarily from investing in fixed-income securities.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: BlackRock Advisors, LLC

BLACKROCK MONEY MARKET PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: BlackRock Advisors, LLC

DAVIS VENTURE VALUE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks growth of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Davis Selected Advisers, L.P.

JENNISON GROWTH PORTFOLIO (CLASS A AND CLASS B)

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Jennison Associates LLC

MFS(R) TOTAL RETURN PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks a favorable total return through investment in a diversified portfolio.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

MFS(R) VALUE PORTFOLIO (CLASS B)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: OppenheimerFunds, Inc.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and, secondarily, dividend income.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: T. Rowe Price Associates, Inc.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: T. Rowe Price Associates, Inc.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks to maximize total return consistent with preservation of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Western Asset Management Company

PUTNAM VARIABLE TRUST (CLASS IB)

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

INVESTMENT ADVISER: Putnam Investment Management, LLC

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 2. PORTFOLIOS AVAILABLE WITH YOUR CONTRACT

If you purchased the COVA VARIABLE ANNUITY, the following portfolios are available:

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

 Lazard Mid Cap Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Mid Cap Value Portfolio
 MFS(R) Research International Portfolio
 Morgan Stanley Mid Cap Growth Portfolio
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 T. Rowe Price Large Cap Value Portfolio
 Van Kampen Comstock Portfolio (Class B)

METROPOLITAN SERIES FUND (CLASS A (OR CLASS B AS NOTED))

 BlackRock Bond Income Portfolio (Class B)
 BlackRock Money Market Portfolio
 Davis Venture Value Portfolio
 Jennison Growth Portfolio (Class B)
 MFS(R) Total Return Portfolio
 MFS(R) Value Portfolio (Class B)
 Oppenheimer Global Equity Portfolio (Class B)
 T. Rowe Price Small Cap Growth Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

 Putnam VT Equity Income Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 Invesco V.I. International Growth Fund (Series I) 5/1/02
 Templeton Foreign Securities Fund (Class 1) 5/1/03
 T. Rowe Price Mid Cap Growth Portfolio (Class B) 5/1/03
 Baillie Gifford International Stock Portfolio (Class B) 12/19/03
 T. Rowe Price Large Cap Growth Portfolio (Class A) 5/1/04
 BlackRock Legacy Large Cap Growth Portfolio (Class A) 5/4/09
 Legg Mason ClearBridge Aggressive Growth Portfolio (5/2/11)
 Met/Templeton Growth Portfolio (5/2/11)
--------------------------------------------------------------------------------

If you purchased a PREMIER ADVISOR VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (SERIES I)

 Invesco V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

 Equity-Income Portfolio
 Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

 Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A)

 Clarion Global Real Estate Portfolio
 Lazard Mid Cap Portfolio
 Legg Mason ClearBridge Aggressive Growth Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Mid Cap Value Portfolio
 Met/Templeton Growth Portfolio
 MFS(R) Emerging Markets Equity Portfolio
 MFS(R) Research International Portfolio
 Morgan Stanley Mid Cap Growth Portfolio
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 T. Rowe Price Large Cap Value Portfolio

METROPOLITAN SERIES FUND (CLASS A)

 BlackRock Bond Income Portfolio
 BlackRock Money Market Portfolio
 Jennison Growth Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 BlackRock Legacy Large Cap Growth Portfolio (Class A) 5/4/09
--------------------------------------------------------------------------------

 * These portfolios are closed for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing).

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                         SUPPLEMENT DATED MAY 1, 2011
                                      TO
                       PROSPECTUS DATED NOVEMBER 9, 2006
                           (COVA VA/PREMIER ADVISOR)

This Supplement revises information contained in the prospectus dated November 9, 2006 (as supplemented) for the Cova Variable Annuity and the Premier Advisor Variable Annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This Supplement should be read and kept together with your contract prospectus for future reference.

The corresponding sections of the prospectus are modified as follows:

FEE TABLES AND EXAMPLES

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

            PERIODIC FEES AND EXPENSES TABLE
            CONTRACT MAINTENANCE CHARGE (Note 1)                 $30
            SEPARATE ACCOUNT ANNUAL EXPENSES
            (referred to as Separate Account Product Charges)
            (as a percentage of average account value)
               Mortality and Expense Charge*.................. 1.25%
               Administration Expense Charge.................. 0.15%
                                                               -----
               Total Separate Account Product Charges......... 1.40%

* For Premier Advisor contracts we are waiving an amount of the Mortality and Expense Charge equal to the investment portfolio expenses that are in excess of (1) 0.67% for account value allocated to the T. Rowe Price Large Cap Growth Portfolio (Class A) and (2) 0.59% for account value allocated to the
   T. Rowe Price Large Cap Value Portfolio (Class A). For Cova VA contracts, we are waiving an amount of the Mortality and Expense Charge equal to the investment portfolio expenses that are in excess of 0.83% for account value allocated to the T. Rowe Price Large Cap Value Portfolio (Class A).

   Note 1. During the accumulation phase, we will not charge the contract maintenance charge if the value of your account is $50,000 or more, although, if you make a complete withdrawal, we will charge the contract maintenance charge.

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CERTAIN INVESTMENT PORTFOLIOS MAY IMPOSE A REDEMPTION FEE IN THE FUTURE. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.

                                                                                          Minimum Maximum
Total Annual Investment Portfolio Operating Expenses                                       0.34%   1.12%
(expenses that are deducted from investment portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of average daily net assets)

                                                               Distribution            Acquired  Total     Contractual
                                                               and/or                  Fund Fees Annual    Fee Waiver
                                                    Management Service(12b-1) Other    and       Operating and/or Expense
                                                    Fee        Fees           Expenses Expenses  Expenses  Reimbursement
--------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (INVESCO
 VARIABLE INSURANCE FUNDS) -- SERIES I
  Invesco V.I. International Growth Fund               0.71%          --        0.33%      --      1.04%          --
FIDELITY(R) VARIABLE INSURANCE PRODUCTS --
 INITIAL CLASS
  Equity-Income Portfolio                              0.46%          --        0.10%      --      0.56%          --
  Growth Opportunities Portfolio                       0.56%          --        0.14%      --      0.70%          --
FRANKLIN TEMPLETON VARIABLE INSURANCE
 PRODUCTS TRUST -- CLASS 1
  Templeton Foreign Securities Fund                    0.65%          --        0.14%    0.01%     0.80%        0.01%
MET INVESTORS SERIES TRUST
  Clarion Global Real Estate Portfolio -- Class A      0.62%          --        0.07%      --      0.69%          --
  Lazard Mid Cap Portfolio -- Class A                  0.69%          --        0.04%      --      0.73%          --
  Legg Mason ClearBridge Aggressive Growth
   Portfolio -- Class A                                0.64%          --        0.04%      --      0.68%          --
  Lord Abbett Bond Debenture Portfolio --
   Class A                                             0.50%          --        0.03%      --      0.53%          --
  Lord Abbett Mid Cap Value Portfolio -- Class A       0.68%          --        0.07%      --      0.75%          --
  Met/Templeton Growth Portfolio -- Class A            0.69%          --        0.13%      --      0.82%        0.02%
  MFS(R) Emerging Markets Equity Portfolio --
   Class A                                             0.94%          --        0.18%      --      1.12%          --
  MFS(R) Research International Portfolio --
   Class A                                             0.69%          --        0.09%      --      0.78%        0.03%
  Morgan Stanley Mid Cap Growth Portfolio --
   Class A                                             0.66%          --        0.14%      --      0.80%        0.02%
  Oppenheimer Capital Appreciation Portfolio --
   Class A                                             0.60%          --        0.06%      --      0.66%          --
  Oppenheimer Capital Appreciation Portfolio --
   Class B                                             0.60%        0.25%       0.06%      --      0.91%          --
  PIMCO Total Return Portfolio -- Class A              0.48%          --        0.03%      --      0.51%          --
  Pioneer Fund Portfolio -- Class A                    0.64%          --        0.05%      --      0.69%        0.02%
  T. Rowe Price Large Cap Value Portfolio --
   Class A                                             0.57%          --        0.02%      --      0.59%          --
  Van Kampen Comstock Portfolio -- Class B             0.60%        0.25%       0.04%      --      0.89%          --
METROPOLITAN SERIES FUND, INC.
  BlackRock Bond Income Portfolio -- Class A           0.37%          --        0.03%      --      0.40%        0.03%
  BlackRock Bond Income Portfolio -- Class B           0.37%        0.25%       0.03%      --      0.65%        0.03%
  BlackRock Money Market Portfolio -- Class A          0.32%          --        0.02%      --      0.34%        0.01%
  Davis Venture Value Portfolio -- Class A             0.70%          --        0.03%      --      0.73%        0.05%
  MFS(R) Total Return Portfolio -- Class A             0.54%          --        0.04%      --      0.58%          --
  MFS(R) Value Portfolio -- Class B                    0.71%        0.25%       0.02%      --      0.98%        0.11%
  Oppenheimer Global Equity Portfolio -- Class B       0.53%        0.25%       0.08%      --      0.86%          --
  T. Rowe Price Large Cap Growth Portfolio --
   Class A                                             0.60%          --        0.04%      --      0.64%          --
  T. Rowe Price Small Cap Growth Portfolio --
   Class A                                             0.50%          --        0.07%      --      0.57%          --
  Western Asset Management Strategic Bond
   Opportunities Portfolio -- Class A                  0.62%          --        0.05%      --      0.67%        0.04%
PUTNAM VARIABLE TRUST -- CLASS IB
  Putnam VT Equity Income Fund                         0.48%        0.25%       0.17%    0.05%     0.95%          --

                                                    Net Total
                                                    Annual
                                                    Operating
                                                    Expenses
---------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (INVESCO
 VARIABLE INSURANCE FUNDS) -- SERIES I
  Invesco V.I. International Growth Fund              1.04%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS --
 INITIAL CLASS
  Equity-Income Portfolio                             0.56%
  Growth Opportunities Portfolio                      0.70%
FRANKLIN TEMPLETON VARIABLE INSURANCE
 PRODUCTS TRUST -- CLASS 1
  Templeton Foreign Securities Fund                   0.79%/1/
MET INVESTORS SERIES TRUST
  Clarion Global Real Estate Portfolio -- Class A     0.69%
  Lazard Mid Cap Portfolio -- Class A                 0.73%
  Legg Mason ClearBridge Aggressive Growth
   Portfolio -- Class A                               0.68%
  Lord Abbett Bond Debenture Portfolio --
   Class A                                            0.53%
  Lord Abbett Mid Cap Value Portfolio -- Class A      0.75%
  Met/Templeton Growth Portfolio -- Class A           0.80%/2/
  MFS(R) Emerging Markets Equity Portfolio --
   Class A                                            1.12%
  MFS(R) Research International Portfolio --
   Class A                                            0.75%/3/
  Morgan Stanley Mid Cap Growth Portfolio --
   Class A                                            0.78%/4/
  Oppenheimer Capital Appreciation Portfolio --
   Class A                                            0.66%
  Oppenheimer Capital Appreciation Portfolio --
   Class B                                            0.91%
  PIMCO Total Return Portfolio -- Class A             0.51%
  Pioneer Fund Portfolio -- Class A                   0.67%/5/
  T. Rowe Price Large Cap Value Portfolio --
   Class A                                            0.59%/6/
  Van Kampen Comstock Portfolio -- Class B            0.89%
METROPOLITAN SERIES FUND, INC.
  BlackRock Bond Income Portfolio -- Class A          0.37%/7/
  BlackRock Bond Income Portfolio -- Class B          0.62%/7/
  BlackRock Money Market Portfolio -- Class A         0.33%/8/
  Davis Venture Value Portfolio -- Class A            0.68%/9/
  MFS(R) Total Return Portfolio -- Class A            0.58%
  MFS(R) Value Portfolio -- Class B                   0.87%/10/
  Oppenheimer Global Equity Portfolio -- Class B      0.86%
  T. Rowe Price Large Cap Growth Portfolio --
   Class A                                            0.64%
  T. Rowe Price Small Cap Growth Portfolio --
   Class A                                            0.57%
  Western Asset Management Strategic Bond
   Opportunities Portfolio -- Class A                 0.63%/11/
PUTNAM VARIABLE TRUST -- CLASS IB
  Putnam VT Equity Income Fund                        0.95%

--------
/1/ The Fund's manager and administrator have agreed in advance to reduce their fees as a result of the Fund's investment in a Franklin Templeton money fund ("Sweep Money Fund"). This reduction will continue until at least April 30, 2012.
/2/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 to April 30, 2012, to limit its fee and to reimburse expenses to the extent necessary to limit net operating expenses to 0.80%, excluding 12b-1 fees. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio. MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through

   April 30, 2012, to waive a portion of the Management Fee reflecting the difference, if any, between the subadvisory fee payable by the Adviser to the Subadviser that is calculated based solely on the assets of the Portfolio and the fee that is calculated when the Portfolio's assets are aggregated with those of certain other portfolios. This arrangement may be modified or discontinued prior to April 30, 2012, only with the approval of the Board of Trustees of the Portfolio.
/3/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.55% of the Portfolio's average daily net assets exceeding $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.
/4/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% of the first $500 million of the Portfolio's average daily net assets plus 0.625% of such assets over $500 million. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.
/5/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.675% of the first $200 million of the Portfolio's average daily net assets plus 0.625% of such assets over $200 million up to $500 million plus 0.60% of such assets over $500 million up to $1 billion plus 0.575% of such assets over $1 billion up to $2 billion plus 0.55% of such assets over $2 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.
/6/ The Management Fee has been restated to reflect an amended advisory agreement, as if the fee had been in effect during the previous fiscal year.
/7/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.37% for the first $1 billion of the Portfolio's average daily net assets, 0.325% for the next $2.4 billion and 0.25% on amounts over $3.4 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.
/8/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the first $1 billion of the Portfolio's average daily net assets. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.
/9/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets, 0.70% for the next $450 million, 0.65% for the next $4 billion and 0.625% on amounts over $4.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.
/10/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% on amounts over $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.
/11/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.595% for the first $500 million of the Portfolio's average daily net assets. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.
INVESTMENT OPTIONS

The contract offers the INVESTMENT PORTFOLIOS which are listed below for allocation of purchase payments and transfers. CERTAIN PORTFOLIOS LISTED BELOW MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT. Currently, you can only invest in 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA, 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES & EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV. APPENDIX B CONTAINS A SUMMARY OF THE NAMES OF THE INVESTMENT ADVISERS AND SUBADVISERS OF THE INVESTMENT PORTFOLIOS AND THEIR INVESTMENT OBJECTIVES AND STRATEGIES.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (SERIES I)

 Invesco V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

 Equity-Income Portfolio
 Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

 Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

 Clarion Global Real Estate Portfolio
 Lazard Mid Cap Portfolio
 Legg Mason ClearBridge Aggressive Growth Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Mid Cap Value Portfolio

 Met/Templeton Growth Portfolio
 MFS(R) Emerging Markets Equity Portfolio
 MFS(R) Research International Portfolio
 Morgan Stanley Mid Cap Growth Portfolio
 Oppenheimer Capital Appreciation Portfolio (Class A and Class B)
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 T. Rowe Price Large Cap Value Portfolio (formerly Lord Abbett Growth and Income Portfolio)
 Van Kampen Comstock Portfolio (Class B)

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B AS NOTED))

 BlackRock Bond Income Portfolio (Class A and Class B)
 BlackRock Money Market Portfolio
 Davis Venture Value Portfolio
 MFS(R) Total Return Portfolio
 MFS(R) Value Portfolio (Class B)
 Oppenheimer Global Equity Portfolio (Class B)
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

 Putnam VT Equity Income Fund

EXPENSES

WITHDRAWAL CHARGE

The following paragraphs have been modified:

The withdrawal charge may be assessed if prior purchase payments are withdrawn pursuant to a divorce or separation instrument, if permissible under tax law.

MetLife Investors does not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits. In addition, we do not assess the withdrawal charge on withdrawals of required minimum distributions or excess contributions from a Qualified Contract.

DEATH BENEFIT

UPON YOUR DEATH

The following paragraph has been modified

If you die before annuity payments begin, MetLife Investors will pay a death benefit to your beneficiary (see below). The death benefit will be determined when MetLife Investors receives both due proof of death and an election for the payment method. If you have a joint owner, the death benefit will be paid when the first of you dies. Joint owners must be spouses. The surviving joint owner will be treated as the beneficiary. Note that if MetLife Investors is presented in good order with notification of your death before any requested transaction is completed (including transactions under a dollar cost averaging, portfolio rebalancing or systematic withdrawal program), we will cancel the request.

FEDERAL INCOME TAX STATUS

TAXATION OF NON-QUALIFIED CONTRACTS

The following paragraph is added under NON-NATURAL PERSON:

Naming a non-natural person, such as a trust or estate, as a designated beneficiary, may eliminate the ability to stretch the payments over an individual's life or life expectancy, and may also eliminate the ability to continue these benefits beyond the otherwise allowed payout period under the Internal Revenue Code.

The following section is added to this section:

PARTIAL ANNUITIZATION. Starting in 2011, if your contract allows and you elect to apply less than the entire account value of your contract to a payout option provided under the contract ("partial annuitization"), an exclusion ratio will apply to the payments you receive, provided the payout period is for 10 years or more, or for the life of one or more individuals. Your after-tax purchase payments in the contract will be allocated pro rata between the annuitized portion of the contract and the portion that remains deferred. Consult you own independent tax adviser before you partially annuitize your contract.

The following paragraph is added under TAX-SHELTERED ANNUITIES:

Recently enacted legislation allows (but does not require) 403(b) plans that offer designated Roth accounts to permit participants to roll their non-Roth account assets into a designated Roth account under the same plan, provided the non-Roth assets are distributable under the plan and otherwise eligible for rollover.

OTHER INFORMATION

DISTRIBUTOR

The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available under any of the products described herein for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) Franklin Templeton Variable Insurance Products Trust: Templeton Foreign Securities Fund (Class 1) (closed May 1, 2003 for Cova VA contracts); (b) AIM Variable Insurance Funds (Invesco Variable Insurance Funds) ("Invesco V.I."):
Invesco V.I. International Growth Fund (Series 1) (closed May 1, 2002 for Cova VA contracts); (c) Met Investors Series Trust ("MIST") (Class B): T. Rowe Price Mid Cap Growth Portfolio (closed as of May 1, 2003); (d) Metropolitan Series Fund, Inc. ("MSF"): Artio International Stock Portfolio (Class B) (formerly Julius Baer International Stock Portfolio (Class B)) (closed December 19,
2003); (e) MSF: T. Rowe Price Large Cap Growth Portfolio (Class A) (closed May 1, 2004 for Cova VA contracts) (f) MSF: Jennison Growth Portfolio (Class B) (closed May 1, 2005); (g) MSF: BlackRock Legacy Large Cap Growth Portfolio (Class A) (added and closed effective May 4, 2009); and (h) MIST: Met/Templeton Growth Portfolio (Class A) (added and closed May 2, 2011 for Cova VA) and Legg Mason ClearBridge Aggressive Growth Portfolio (Class B) (added and closed May 2, 2011 for Cova VA).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) Invesco V.I. Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust ("MIST"); (b) AllianceBernstein Variable Products Series Fund, Inc.:
AllianceBernstein Premier Growth Portfolio (Class A) was replaced with the Janus Aggressive Growth Portfolio (Class A) of MIST; (c) Franklin Templeton Variable Insurance Products Trust (Class 1): Franklin Large Cap Growth Securities Fund was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of Metropolitan Series Fund, Inc. ("MSF"); Franklin Small Cap Fund was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of MSF; Mutual Shares Securities Fund (Class 1 and Class 2) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Templeton Global Income Securities Fund was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (d) MFS(R) Variable Insurance Trust (Initial Class): MFS(R) Bond Series was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; MFS(R) Emerging Growth Series was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of MSF; MFS(R) Research Series was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of MIST; MFS(R) Strategic Income Series was replaced with the Western Asset Management Strategic Bond Opportunities Portfolio (Class A) (formerly Salomon Brothers Strategic Bond Opportunities Portfolio) (Class A) of MSF; (e) Oppenheimer Variable Account Funds (Class A): Oppenheimer Bond Fund/VA was replaced with the State Street Research Bond Income Portfolio (Class A) of MSF; Oppenheimer High Income Fund/VA was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of MIST; Oppenheimer Main Street Fund/VA was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Oppenheimer Strategic Bond Fund/VA was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (f) Scudder Variable Series II: SVS Dreman High Return Equity Portfolio (Class A) was replaced with the Lord Abbett Growth and Income Portfolio (Class
A) of MIST.

Effective as of September 3, 2004, the Equity Income Portfolio of the First American Insurance Portfolios, Inc. was liquidated. Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class
A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc. Effective as of May 1, 2005, the Met/Putnam Voyager Portfolio (Class B) of the Metropolitan Series Fund, Inc. merged into the Jennison

Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AllianceBernstein Variable Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class A) was replaced with the Neuberger Berman Real Estate Portfolio (Class A) of the Met Investors Series Trust; (b) MFS(R) Variable Insurance Trust: the MFS(R) High Income Series (Initial Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of the Met Investors Series Trust and the MFS(R) Investors Trust Series (Initial Class) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (c) Oppenheimer Variable Account Funds: the Oppenheimer Capital Appreciation Fund/VA (Class A) (closed for Premier Adviser and Prevail Contracts effective May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (d) Scudder Variable Series II: the DWS Dreman Small Cap Value VIP (Class A) (closed effective May 1, 2002) was replaced with the Third Avenue Small Cap Value Portfolio (Class A) of the Met Investors Series Trust; (e) Fidelity Variable Insurance Products: the VIP Contrafund(R) Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 1, 2006, the MFS Investors Trust Portfolio (Class B) of the Metropolitan Series Fund, Inc. was merged into the Legg Mason Value Equity Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 1, 2006, the following investment portfolios were replaced:
(a) Fidelity Variable Insurance Products: the VIP Growth Portfolio (Initial Class) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc. and the VIP Growth and Income Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of April 30, 2007, the following investment portfolios were merged: (a) the Met/Putnam Capital Opportunities Portfolio (Class A) of the Met Investors Series Trust merged into the Lazard Mid Cap Portfolio (Class A) of the Met Investors Series Trust; (b) approximately 65% of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Mid Cap Value Portfolio (Class B) (added and closed April 30, 2007) of the Met Investors Series Trust, and the remainder (approximately 35%) of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Bond Debenture Portfolio (Class B) (added and closed April 30, 2007) of the Met Investors Series Trust.

Effective as of April 30, 2007, Invesco V.I. Capital Appreciation Fund (Series
I) (closed effective May 1, 2006) was replaced with the Met Investors Series
Trust: Met/AIM Capital Appreciation Portfolio (Class A) (added and closed April 30, 2007).

Effective as of April 28, 2008, the Templeton Developing Markets Securities Fund (Class I) was replaced with the MFS(R) Emerging Markets Equity Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 4, 2009, the Capital Guardian U.S. Equity Portfolio (Class A and Class B) of the Metropolitan Series Fund, Inc. merged into the Pioneer Fund Portfolio (Class A) of the Met Investors Series Trust; and the Met/ AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust merged into the BlackRock Legacy Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective as of May 3, 2010, the assets in the Class B (or Class E, as noted) shares of the following investment portfolios, which had been closed to new investment, were transferred to the Class A shares of those investment portfolios: the Davis Venture Value Portfolio (Class E) and the MFS(R) Total Return Portfolio (Class B) of the Metropolitan Series Fund, Inc., and the MFS(R) Research International Portfolio (Class B), the Lord Abbett Bond Debenture Portfolio (Class B) and the Lord Abbett Mid Cap Value Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 3, 2010, the Putnam VT Growth and Income Fund (Class IB) (closed May 1, 2006) was replaced by the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 2, 2011, the Templeton Growth Securities Fund (Class 1) of the Franklin Templeton Variable Insurance Products Trust was replaced with the Met/Templeton Growth Portfolio (Class A) of the Met Investors Series Trust

Effective as of May 2, 2011, the Legg Mason Value Equity Portfolio (Class B) (closed effective May 1, 2006) of the Met Investors Series Trust was merged into the Legg Mason ClearBridge Aggressive Growth Portfolio (Class B) of the Met Investors Series Trust.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 1. INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE WITH YOUR CONTRACT. SEE PART 2 OF THIS APPENDIX FOR A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT.
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (SERIES I)

INVESCO V.I. INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

INVESTMENT ADVISER: Invesco Advisers, Inc.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

EQUITY-INCOME PORTFOLIO

INVESTMENT OBJECTIVE: Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500(R) Index (S&P 500(R)).

INVESTMENT ADVISER: Fidelity Management & Research Company

SUBADVISER: FMR Co., Inc.

GROWTH OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE: Seeks to provide capital growth.

INVESTMENT ADVISER: Fidelity Management & Research Company

SUBADVISER: FMR Co., Inc.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

INVESTMENT ADVISER: Templeton Investment Counsel, LLC

MET INVESTORS SERIES TRUST

CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: ING Clarion Real Estate Securities LLC

LAZARD MID CAP PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Lazard Asset Management LLC

LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: ClearBridge Advisors, LLC

LORD ABBETT BOND DEBENTURE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks high current income and the opportunity for capital appreciation to produce a high total return.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Lord, Abbett & Co. LLC

LORD ABBETT MID CAP VALUE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation through investments, primarily in equity securities which are believed to be undervalued in the marketplace.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Lord, Abbett & Co. LLC

MET/TEMPLETON GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Templeton Global Advisors Limited

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

MORGAN STANLEY MID CAP GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Morgan Stanley Investment Management Inc.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: OppenheimerFunds, Inc.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO (CLASS B)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: OppenheimerFunds, Inc.

PIMCO TOTAL RETURN PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Pacific Investment Management Company LLC

PIONEER FUND PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks reasonable income and capital growth.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Pioneer Investment Management, Inc.

T. ROWE PRICE LARGE CAP VALUE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: T. Rowe Price Associates, Inc.

VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)

INVESTMENT OBJECTIVE: Seeks capital growth and income.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Invesco Advisers, Inc.

METROPOLITAN SERIES FUND, INC.

BLACKROCK BOND INCOME PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks a competitive total return primarily from investing in fixed-income securities.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: BlackRock Advisors, LLC

BLACKROCK BOND INCOME PORTFOLIO (CLASS B)

INVESTMENT OBJECTIVE: Seeks a competitive total return primarily from investing in fixed-income securities.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: BlackRock Advisors, LLC

BLACKROCK MONEY MARKET PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: BlackRock Advisors, LLC

DAVIS VENTURE VALUE PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks growth of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Davis Selected Advisers, L.P.

MFS(R) TOTAL RETURN PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks a favorable total return through investment in a diversified portfolio.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

MFS(R) VALUE PORTFOLIO (CLASS B)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Massachusetts Financial Services Company

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: OppenheimerFunds, Inc.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and, secondarily, dividend income.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: T. Rowe Price Associates, Inc.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: T. Rowe Price Associates, Inc.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO (CLASS A)

INVESTMENT OBJECTIVE: Seeks to maximize total return consistent with preservation of capital.

INVESTMENT ADVISER: MetLife Advisers, LLC

SUBADVISER: Western Asset Management Company

PUTNAM VARIABLE TRUST (CLASS IB)

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

INVESTMENT ADVISER: Putnam Investment Management, LLC

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 2. PORTFOLIOS AVAILABLE WITH YOUR CONTRACT

If you purchased the COVA VARIABLE ANNUITY, the following portfolios are available:

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

 Lazard Mid Cap Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Mid Cap Value Portfolio
 MFS(R) Research International Portfolio
 Morgan Stanley Mid Cap Growth Portfolio
 Oppenheimer Capital Appreciation Portfolio (Class B)
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 T. Rowe Price Large Cap Value Portfolio
 Van Kampen Comstock Portfolio (Class B)

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B AS NOTED))

 BlackRock Bond Income Portfolio (Class B)
 BlackRock Money Market Portfolio
 Davis Venture Value Portfolio
 MFS(R) Total Return Portfolio
 MFS(R) Value Portfolio (Class B)
 Oppenheimer Global Equity Portfolio (Class B)
 T. Rowe Price Small Cap Growth Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

 Putnam VT Equity Income Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 Invesco V.I. International Growth Fund (Series I) 5/1/02
 Templeton Foreign Securities Fund (Class 1) 5/1/03
 T. Rowe Price Mid Cap Growth Portfolio (Class B) 5/1/03
 Artio International Stock Portfolio (Class B) 12/19/03
 T. Rowe Price Large Cap Growth Portfolio (Class A) 5/1/04
 Jennison Growth Portfolio (Class B) 5/1/05
 BlackRock Legacy Large Cap Growth Portfolio (Class A) 5/4/09
 Legg Mason ClearBridge Aggressive Growth Portfolio (5/2/11)
 Met/Templeton Growth Portfolio (5/2/11)
--------------------------------------------------------------------------------

If you purchased a PREMIER ADVISOR VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (SERIES I)

 Invesco V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

 Equity-Income Portfolio
 Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

 Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A)

 Clarion Global Real Estate Portfolio
 Lazard Mid Cap Portfolio
 Legg Mason ClearBridge Aggressive Growth Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Mid Cap Value Portfolio
 Met/Templeton Growth Portfolio
 MFS(R) Emerging Markets Equity Portfolio
 MFS(R) Research International Portfolio
 Morgan Stanley Mid Cap Growth Portfolio
 Oppenheimer Capital Appreciation Portfolio
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 T. Rowe Price Large Cap Value Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)

 BlackRock Bond Income Portfolio
 BlackRock Money Market Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 BlackRock Legacy Large Cap Growth Portfolio (Class A) 5/4/09
--------------------------------------------------------------------------------

 * These portfolios are closed for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing).

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                       SUPPLEMENT DATED NOVEMBER 9, 2009
          TO THE PROSPECTUSES DATED NOVEMBER 9, 2006, AS SUPPLEMENTED

   1.   COMBINATION OF THE SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

  . There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
  . Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
  . The investment portfolios available under your Contract have not changed as a result of the Combination.
  . Your Contract Value is allocated to the same investment portfolios (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
  . The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same investment portfolio and illustrate unit values as a range.

If you have any questions, please contact us at 1-800-343-8496.

   2.   THE ANNUITY CONTRACT

The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.

   3.  INVESTMENT OPTIONS

Each investment portfolio has different investment objectives and risks. THE INVESTMENT PORTFOLIO PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH INVESTMENT PORTFOLIO'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN INVESTMENT PORTFOLIO PROSPECTUS BY CALLING 1-800-343-8496 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS CAREFULLY. We do not guarantee the investment results of the investment portfolios.

   4.  OTHER INFORMATION

The paragraph appearing in this section under the sub-heading "MetLife Investors," relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.

The last sentence of the paragraph under the sub-heading "MetLife Investors," relating to the guarantee provided by General American Life Insurance Company is revised to read as follows:

"With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 (the "Act") to not file reports under the Act."

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 28, 2008
                                      TO
                       PROSPECTUS DATED NOVEMBER 9, 2006
                           (COVA VA/PREMIER ADVISOR)

This supplement revises information in the prospectus dated November 9, 2006 for the Cova Variable Annuity and the Premier Advisor Variable Annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read and kept together with your contract prospectus for future reference.

The corresponding sections of the prospectus are modified as follows:

PURCHASE

The following paragraph is added under PURCHASE PAYMENTS:

If you send your Purchase Payments or transaction requests to an address other than the one we have designated for receipt of such Purchase Payments or requests, we may return the Purchase Payments to you, or there may be a delay in applying the Purchase Payment or transaction to your Contract.

INVESTMENT OPTIONS

The contract offers the INVESTMENT PORTFOLIOS which are listed below for allocation of purchase payments and transfers. CERTAIN PORTFOLIOS LISTED BELOW MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT. Currently, you can only invest in 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA, 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES & EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV. APPENDIX B CONTAINS A SUMMARY OF THE NAMES OF THE INVESTMENT ADVISERS AND SUBADVISERS OF THE INVESTMENT PORTFOLIOS AND THEIR INVESTMENT OBJECTIVES AND STRATEGIES.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates, Met Investors Advisory LLC and MetLife Advisers, LLC) or subadviser of an investment portfolio or its affiliates may make payments to us and/or certain affiliates. These payments may be used for a variety of purposes, including payment for expenses for certain administrative, marketing and support services with respect to the contracts and, in our role as intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolio prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or other affiliate) with increased access to persons involved in the distribution of the contracts.

We and/or certain of our affiliated insurance companies have joint ownership interests in affiliated investment advisers Met Investors Advisory LLC and MetLife Advisers, LLC, which are formed as "limited liability

                                                               SUPP-408COVAVACA
companies." Our ownership interests in Met Investors Advisory LLC and MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from an investment portfolio. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers.

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 plan, if any, is described in more detail in the investment portfolio's prospectus. Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

HOW WE SELECT THE INVESTMENT PORTFOLIOS. We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of contract value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend and may benefit accordingly from the allocation of contract value to such investment portfolios.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

AIM VARIABLE INSURANCE FUNDS (SERIES I)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. Invesco Aim Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

 AIM V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

Fidelity Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. The following Initial Class portfolios are available under the contract:

 Equity-Income Portfolio
 Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust consists of multiple portfolios. Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund; and Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 1 portfolios are available under the contract:

 Templeton Foreign Securities Fund
 Templeton Growth Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

 Clarion Global Real Estate Portfolio (formerly Neuberger Berman Real Estate
   Portfolio)
 Lazard Mid Cap Portfolio

 Legg Mason Partners Aggressive Growth Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid Cap Value Portfolio
 MFS(R) Emerging Markets Equity Portfolio
 MFS(R) Research International Portfolio
 Oppenheimer Capital Appreciation Portfolio (Class A and Class B)
 PIMCO Total Return Portfolio
 Van Kampen Comstock Portfolio (Class B)
 Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

 BlackRock Bond Income Portfolio (Class A and Class B)
 BlackRock Money Market Portfolio
 Capital Guardian U.S. Equity Portfolio
 Davis Venture Value Portfolio
 MFS(R) Total Return Portfolio
 Oppenheimer Global Equity Portfolio (Class B)
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

 Putnam VT Equity Income Fund

MARKET TIMING

Frequent requests from Contract Owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the investment portfolio and the reflection of that change in the investment portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring an investment portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios i.e., AIM V.I. International Growth Fund, Templeton Foreign Securities Fund, Templeton Growth Securities Fund, Clarion Global Real Estate Portfolio, Lord Abbett Bond Debenture Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Third Avenue Small Cap Value Portfolio, T. Rowe Price Small Cap Growth Portfolio, Western Asset Management Strategic Bond Opportunities Portfolio, Julius Baer International Stock Portfolio and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time.

For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high-yield portfolios, in a 12-month period there were (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving any portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those investment portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion.

In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified portfolios under that Contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the investment portfolio.

In addition, contract owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the investment portfolio prospectuses for more details.

EXPENSES

The following sentence is added under WITHDRAWAL CHARGE:

The withdrawal charge may apply to a full or partial withdrawal of your contract value pursuant to a request to divide the assets of the contract due to a divorce.

DEATH BENEFIT

The following sentence is added under UPON YOUR DEATH:

Because the death benefit must be distributed within the time periods required by the Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are only available to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law.

OTHER INFORMATION

The following paragraph is added under DISTRIBUTOR:

The Financial Industry Regulatory Authority (FINRA) maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available under any of the products described herein for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) Franklin Templeton Variable Insurance Products Trust: Templeton Growth Securities Fund (Class 1) (closed May, 2002) and Templeton Foreign Securities Fund (Class 1) (closed May 1, 2003); (b) AIM Variable Insurance Funds: AIM V.I. International Growth Fund (Series 1) (closed May 1, 2002); (c) Metropolitan Series Fund, Inc. ("MSF") (Class B): Capital Guardian U.S. Equity Portfolio; Davis Venture Value Portfolio (Class E); MFS(R) Total Return Portfolio (Class
B) (closed May 1, 2003); (d) Met Investors Series Trust ("MIST") (Class B):
MFS(R) Research International Portfolio and T. Rowe Price Mid Cap Growth Portfolio (closed as of May 1, 2003); (e) MSF: Julius Baer International Stock Portfolio (Class B) (formerly FI International Stock Portfolio (Class B)) (closed December 19, 2003); (f) MSF: Jennison Growth Portfolio (Class B) (closed May 1, 2005); (g) AIM Variable Insurance Funds: AIM V.I. Capital Appreciation Fund (Series I) (closed May 1, 2006) and subsequently substituted;
(h) MIST: Legg Mason Value Equity Portfolio (Class B) (added and closed May 1,
2006); (i) Putnam Variable Trust: Putnam VT Growth and Income Fund (Class IB) (closed May 1, 2006); (j) Met Investors Series Trust: Lord Abbett Bond Debenture Portfolio (Class B) and Lord Abbett Mid Cap Value Portfolio (Class B) (added and closed April 30, 2007); (k) Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class A) (added and closed April 30, 2007).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) AIM Variable Insurance Fund: AIM VI Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust ("MIST"); (b) AllianceBernstein Variable Products Series Fund, Inc.: AllianceBernstein Premier Growth Portfolio (Class A) was replaced with the Janus Aggressive Growth Portfolio (Class A) of MIST; (c) Franklin Templeton Variable Insurance Products Trust (Class 1): Franklin Large Cap Growth Securities Fund was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of Metropolitan Series Fund, Inc. ("MSF"); Franklin Small Cap Fund was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class
A) of MSF; Mutual Shares Securities Fund (Class 1 and Class 2) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Templeton Global Income Securities Fund was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (d) MFS(R) Variable Insurance Trust (Initial Class): MFS(R) Bond Series was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; MFS(R) Emerging Growth Series was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of MSF; MFS(R) Research Series was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of MIST; MFS(R) Strategic Income Series was replaced with the Western Asset Management Strategic Bond Opportunities Portfolio (Class A) (formerly Salomon Brothers Strategic Bond Opportunities Portfolio) (Class A) of MSF; (e) Oppenheimer Variable Account Funds (Class A): Oppenheimer Bond Fund/VA was replaced with the State Street Research Bond Income Portfolio (Class A) of MSF; Oppenheimer High Income Fund/VA was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of MIST; Oppenheimer Main Street Fund/VA was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Oppenheimer Strategic Bond Fund/VA was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (f) Scudder Variable Series II: SVS Dreman High Return Equity Portfolio (Class A) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST.

Effective as of September 3, 2004, the Equity Income Portfolio of the First American Insurance Portfolios, Inc. was liquidated. Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class
A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc. Effective as of May 1, 2005, the Met/Putnam Voyager Portfolio (Class B) of the Metropolitan Series Fund, Inc. merged into the Jennison Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AllianceBernstein Variable Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class A) was replaced with the Neuberger Berman Real Estate Portfolio (Class A) of the Met Investors Series Trust; (b) MFS(R) Variable Insurance Trust: the MFS(R) High Income Series (Initial Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of the Met Investors Series Trust and the MFS(R) Investors Trust Series (Initial Class) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (c) Oppenheimer Variable Account Funds: the Oppenheimer Capital Appreciation Fund/VA (Class A) (closed for Premier Adviser and Prevail Contracts effective May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (d) Scudder Variable Series II: the DWS Dreman Small Cap Value VIP (Class A) (closed effective May 1, 2002) was replaced with the Third Avenue Small Cap Value Portfolio (Class A) of the Met Investors Series Trust; (e) Fidelity Variable Insurance Products: the VIP Contrafund(R) Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 1, 2006, the MFS Investors Trust Portfolio (Class B) of the Metropolitan Series Fund, Inc. was merged into the Legg Mason Value Equity Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 1, 2006, the following investment portfolios were replaced:
(a) Fidelity Variable Insurance Products: the VIP Growth Portfolio (Initial Class) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc. and the VIP Growth and Income Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of April 30, 2007, the following investment portfolios were merged: (a) the Met/Putnam Capital Opportunities Portfolio (Class A) of the Met Investors Series Trust merged into the Lazard Mid Cap Portfolio (Class A) of the Met Investors Series Trust; (b) approximately 65% of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Mid Cap Value Portfolio (Class B) (added and closed April 30, 2007) of the Met Investors Series Trust, and the remainder (approximately 35%) of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Bond Debenture Portfolio (Class B) (added and closed April 30, 2007) of the Met Investors Series Trust.

Effective as of April 30, 2007, AIM Variable Insurance Funds: AIM V.I Capital Appreciation Fund (Series I) (closed effective May 1, 2006) was replaced with the Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class
A) (added and closed April 30, 2007).

Effective as of April 28, 2008, the Templeton Developing Markets Securities Fund (Class I) was replaced with the MFS(R) Emerging Markets Equity Portfolio (Class A) of the Met Investors Series Trust.

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 1. INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE WITH YOUR CONTRACT. SEE PART 2 OF THIS APPENDIX FOR A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT.

AIM VARIABLE INSURANCE FUNDS (SERIES I)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. Invesco Aim Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

AIM V.I. INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

Fidelity Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. The following Initial Class portfolios are available under the contract:

VIP EQUITY-INCOME PORTFOLIO

INVESTMENT OBJECTIVE: Seeks reasonable income. The Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500(R) Index (S&P 500(R)).

VIP GROWTH OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE: Seeks to provide capital growth.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust consists of multiple portfolios. Templeton Investment Counsel LLC is the investment adviser and Franklin Templeton Investment Management Limited is the Subadviser for the Templeton Foreign Securities Fund. Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 1 portfolios are available under the contract:

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

TEMPLETON GROWTH SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

CLARION GLOBAL REAL ESTATE PORTFOLIO

SUBADVISER: ING Clarion Real Estate Securities, L.P.

INVESTMENT OBJECTIVE: Seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO

SUBADVISER: ClearBridge Advisors, LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and income without excessive fluctuations in the market value.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks capital appreciation.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO (CLASS A AND CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)

SUBADVISER: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)

INVESTMENT OBJECTIVE: Seeks capital growth and income.

VAN KAMPEN MID CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

METROPOLITAN SERIES FUND, INC.
(CLASS A (OR CLASS B AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers, LLC, has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO (CLASS A AND CLASS B)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO

SUBADVISER: Davis Selected Advisers, L.P.

INVESTMENT OBJECTIVE: Seeks growth of capital.

MFS(R) TOTAL RETURN PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

SUBADVISER: Western Asset Management Company

INVESTMENT OBJECTIVE: Seeks to maximize total return consistent with preservation of capital.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, Inc. is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 2. PORTFOLIOS AVAILABLE WITH YOUR CONTRACT

If you purchased the COVA VARIABLE ANNUITY, the following portfolios are available:

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

 Lazard Mid Cap Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid Cap Value Portfolio
 MFS(R) Research International Portfolio
 Oppenheimer Capital Appreciation Portfolio (Class B)
 PIMCO Total Return Portfolio
 Van Kampen Comstock Portfolio (Class B)
 Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B AS NOTED))

 BlackRock Bond Income Portfolio (Class B)
 BlackRock Money Market Portfolio
 Capital Guardian U.S. Equity Portfolio
 Davis Venture Value Portfolio
 MFS(R) Total Return Portfolio
 Oppenheimer Global Equity Portfolio (Class B)
 T. Rowe Price Small Cap Growth Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

 Putnam VT Equity Income Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 AIM V.I. International Growth Fund (Series I) 5/1/02
 Templeton Growth Securities Fund (Class 1) 5/1/02
 Capital Guardian U.S. Equity Portfolio (Class B) 5/1/03
 Davis Venture Value Portfolio (Class E) 5/1/03
 MFS(R) Research International Portfolio (Class B) 5/1/03
 MFS(R) Total Return Portfolio (Class B) 5/1/03
 Templeton Foreign Securities Fund (Class 1) 5/1/03
 T. Rowe Price Mid Cap Growth Portfolio (Class B) 5/1/03
 Julius Baer International Stock Portfolio (Class B) 12/19/03
 T. Rowe Price Large Cap Growth Portfolio (Class A) 5/1/04
 Jennison Growth Portfolio (Class B) 5/1/05
 Legg Mason Value Equity Portfolio (Class B) 5/1/06
 Putnam VT Growth and Income Fund (Class IB) 5/1/06
 Lord Abbett Bond Debenture Portfolio (Class B) 4/30/07
 Lord Abbett Mid Cap Value Portfolio (Class B) 4/30/07
 Met/AIM Capital Appreciation Portfolio (Class A) 4/30/07
--------------------------------------------------------------------------------

If you purchased a PREMIER ADVISOR VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (SERIES I)

 AIM V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

 Equity-Income Portfolio
 Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

 Templeton Foreign Securities Fund
 Templeton Growth Securities Fund

MET INVESTORS SERIES TRUST (CLASS A)

 Clarion Global Real Estate Portfolio
 Lazard Mid Cap Portfolio
 Legg Mason Partners Aggressive Growth Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid Cap Value Portfolio
 MFS(R) Emerging Markets Equity Portfolio
 MFS(R) Research International Portfolio
 Oppenheimer Capital Appreciation Portfolio
 PIMCO Total Return Portfolio
 Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)

 BlackRock Bond Income Portfolio
 BlackRock Money Market Portfolio
 Capital Guardian U.S. Equity Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 Met/AIM Capital Appreciation Portfolio (Class A) 4/30/07
--------------------------------------------------------------------------------

 * These portfolios are closed for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing).

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
             FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                    METLIFE INVESTORS USA INSURANCE COMPANY
                   METLIFE INVESTORS USA SEPARATE ACCOUNT A

                       SUPPLEMENT DATED OCTOBER 23, 2007
                                    TO THE
              VARIABLE ANNUITY CONTRACT PROSPECTUSES LISTED BELOW

This supplement describes a change to federal tax regulations that affects certain qualified contracts issued as Tax Sheltered Annuities under section 403(b) of the Internal Revenue Code.

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

             5 Park Plaza, Suite 1900              (800) 343-8496
             Irvine, CA 92614

                                                                    SUPP-403BGW

Contracts issued by First MetLife Investors Insurance Company (First MetLife Investors Variable Annuity Account One):

    First COVA VA Prospectus dated May 1, 2002 (as supplemented)
    First Cova Custom-Select VA Prospectus dated May 1, 2002 (as supplemented) First Cova Russell-Select VA Prospectus dated May 1, 2002 (as supplemented) Class AA (old) Prospectus dated May 1, 2002 (as supplemented)
    Class B (old) Prospectus dated May 1, 2002 (as supplemented)
    Class VA (old) Prospectus dated May 1, 2002 (as supplemented)

Contracts issued by MetLife Investors Insurance Company (MetLife Investors Variable Annuity Account One):

    COVA VA SPDA Prospectus dated May 1, 1998 (as supplemented)
    COVA Series A Prospectus dated May 1, 2000 (as supplemented)
    COVA VA Prospectus dated April 30, 2007 (as supplemented)
    Firstar Summit VA Prospectus dated April 30, 2007 (as supplemented) Premier Advisor VA Prospectus dated April 30, 2007 (as supplemented) Destiny Select VA Prospectus dated April 30, 2007 (as supplemented) Prevail VA Prospectus dated April 30, 2007 (as supplemented) Navigator-Select VA Prospectus dated April 30, 2007 (as supplemented) Russell-Select VA Prospectus dated April 30, 2007 (as supplemented) Custom-Select VA Prospectus dated April 30, 2007 (as supplemented)

Contracts issued by MetLife Investors Insurance Company (MetLife Investors Variable Annuity Account Five):

    COVA VA Prospectus dated November 9, 2006 (as supplemented)
    Premier Advisor VA Prospectus dated November 9, 2006 (as supplemented) Navigator-Select VA Prospectus dated November 9, 2006 (as supplemented) Russell-Select VA Prospectus dated November 9, 2006 (as supplemented) Custom-Select VA Prospectus dated November 9, 2006 (as supplemented) COVA Series A Prospectus dated November 9, 2006 (as supplemented)

Contracts issued by MetLife Investors USA Insurance Company (MetLife Investors USA Separate Account A):

    SF 101 Group Flexible Payment VA Prospectus dated May 1, 2000 (as supplemented)
    Ultimate Annuity Prospectus dated November 6, 1996 (as supplemented) Foresight Prospectus dated May 1, 2001 (as supplemented)
    SecurAnnuity Prospectus dated May 1, 2000 (as supplemented)
    Group Flexible Payment VA-234 Prospectus dated May 1, 2002 (as supplemented) Investors Choice Prospectus dated April 30, 2007 (as supplemented)
    Capital Strategist Prospectus dated April 30, 2007 (as supplemented)
    Imprint Prospectus dated April 30, 2007 (as supplemented)
    Strive Prospectus dated April 30, 2007 (as supplemented)
    Sunshine Plan 236 Prospectus dated May 1, 2002 (as supplemented)
    Flexible Value Prospectus dated May 1, 2004 (as supplemented)

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 30, 2007
                                      TO
                       PROSPECTUS DATED NOVEMBER 9, 2006
                            (COVA/PREMIER ADVISOR)

This supplement revises information in the prospectus dated November 9, 2006 for the Cova Variable Annuity and the Premier Advisor Variable Annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read and kept together with your contract prospectus for future reference.

The corresponding sections of the prospectus are modified as follows:

PURCHASE

PURCHASE PAYMENTS

We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will not accept purchase payments made with cash, money orders, or travelers checks.

INVESTMENT OPTIONS

The contract offers the INVESTMENT PORTFOLIOS which are listed below for allocation of purchase payments and transfers. CERTAIN PORTFOLIOS LISTED BELOW MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT. Currently, you can only invest in 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA, 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES & EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV. APPENDIX B CONTAINS A SUMMARY OF THE NAMES OF THE INVESTMENT ADVISERS AND SUBADVISERS OF THE INVESTMENT PORTFOLIOS AND THEIR INVESTMENT OBJECTIVES AND STRATEGIES.

The investment objectives and policies of certain of the investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

An investment portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings
(IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a fund with a small asset base. An investment portfolio may not experience similar performance as its assets grow.

Shares of the investment portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with MetLife Investors. Certain investment portfolios may also be sold directly to qualified plans. The investment portfolios believe that offering their shares in this manner will not be disadvantageous to you.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC; and Met Investors Advisory LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in the Company's role as an intermediary, with respect to the investment portfolios. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the contracts.

We and/or certain of our affiliated insurance companies have joint ownership interests in affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies". Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolios Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolios Expenses" and "Other Information" - "Distributor") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to investment portfolios advised by our affiliates than those that are not, we may be more inclined to offer investment portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio/Eligible Fund has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

AIM VARIABLE INSURANCE FUNDS (SERIES I)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. A I M Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

 AIM V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

Fidelity Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. The following Initial Class portfolios are available under the contract:

 VIP Equity-Income Portfolio
 VIP Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust consists of multiple portfolios. Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund; Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund; and Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 1 portfolios are available under the contract:

 Templeton Developing Markets Securities Fund
 Templeton Foreign Securities Fund
 Templeton Growth Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

 Lazard Mid-Cap Portfolio
 Legg Mason Partners Aggressive Growth Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid-Cap Value Portfolio
 MFS(R) Research International Portfolio
 Neuberger Berman Real Estate Portfolio
 Oppenheimer Capital Appreciation Portfolio (Class A and Class B)
 PIMCO Total Return Portfolio
 Van Kampen Comstock Portfolio (Class B)
 Van Kampen Mid-Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

 BlackRock Bond Income Portfolio (Class A and Class B)
 BlackRock Money Market Portfolio
 Capital Guardian U.S. Equity Portfolio
 Davis Venture Value Portfolio
 MFS(R) Total Return Portfolio
 Oppenheimer Global Equity Portfolio (Class B)
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

 Putnam VT Equity Income Fund

MARKET TIMING

Frequent requests from Contract Owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the investment portfolio and the reflection of that change in the investment portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring an investment portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios i.e., AIM V.I. International Growth Fund, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund, Templeton Growth Securities Fund, Lord Abbett Bond Debenture Portfolio, MFS(R) Research International Portfolio, Third Avenue Small Cap Value Portfolio, T. Rowe Price Small Cap Growth Portfolio, Western Asset Management Strategic Bond Opportunities Portfolio, FI International Stock Portfolio and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time.

For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high-yield portfolios, in a 12-month period there were (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving any portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those investment portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion.

In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified portfolios under that Contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the investment portfolio.

In addition, contract owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the investment portfolio prospectuses for more details.

ACCESS TO YOUR MONEY

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a contract owner's check that has not yet cleared (I.E., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the contract owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available under any of the products described herein for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) Franklin Templeton Variable Insurance Products Trust: Templeton Growth Securities Fund (Class 1) (closed May, 2002) and Templeton Foreign Securities Fund (Class 1) (closed May 1, 2003); (b) AIM Variable Insurance Funds: AIM V.I. International Growth Fund (Series 1) (closed May 1, 2002); (c) Metropolitan Series Fund, Inc. ("MSF") (Class B): Capital Guardian U.S. Equity Portfolio; Davis Venture Value Portfolio (Class E); MFS(R) Total Return Portfolio (Class
B) (closed May 1, 2003); (d) Met Investors Series Trust ("MIST") (Class B):
MFS(R) Research International Portfolio and T. Rowe Price Mid Cap Growth Portfolio (closed as of May 1, 2003); (e) MSF: FI International Stock Portfolio (Class B) (closed December 19, 2003); (f) MSF: Jennison Growth Portfolio (Class
B) (closed May 1, 2005); (g) AIM Variable Insurance Funds: AIM V.I. Capital Appreciation Fund (Series I) (closed May 1, 2006) and subsequently substituted;
(h) MIST: Legg Mason Value Equity Portfolio (Class B) (added and closed May 1,
2006); (i) Putnam Variable Trust: Putnam VT Growth and Income Fund (Class IB) (closed May 1, 2006); (j) Met Investors Series Trust: Lord Abbett Bond Debenture Portfolio (Class B) and Lord Abbett Mid-Cap Value Portfolio (Class B) (added and closed April 30, 2007); (k) Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class A) (added and closed April 30, 2007).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the

Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) AIM Variable Insurance Fund: AIM VI Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust ("MIST"); (b) AllianceBernstein Variable Products Series Fund, Inc.: AllianceBernstein Premier Growth Portfolio (Class A) was replaced with the Janus Aggressive Growth Portfolio (Class A) of MIST; (c) Franklin Templeton Variable Insurance Products Trust (Class 1): Franklin Large Cap Growth Securities Fund was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of Metropolitan Series Fund, Inc. ("MSF"); Franklin Small Cap Fund was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class
A) of MSF; Mutual Shares Securities Fund (Class 1 and Class 2) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Templeton Global Income Securities Fund was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (d) MFS(R) Variable Insurance Trust (Initial Class): MFS(R) Bond Series was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; MFS(R) Emerging Growth Series was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of MSF; MFS(R) Research Series was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of MIST; MFS(R) Strategic Income Series was replaced with the Western Asset Management Strategic Bond Opportunities Portfolio (Class A) (formerly Salomon Brothers Strategic Bond Opportunities Portfolio) (Class A) of MSF; (e) Oppenheimer Variable Account Funds (Class A): Oppenheimer Bond Fund/VA was replaced with the State Street Research Bond Income Portfolio (Class A) of MSF; Oppenheimer High Income Fund/VA was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of MIST; Oppenheimer Main Street Fund/VA was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Oppenheimer Strategic Bond Fund/VA was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (f) Scudder Variable Series II: SVS Dreman High Return Equity Portfolio (Class A) was replaced with the Lord Abbett Growth and Income Portfolio (Class
A) of MIST.

Effective as of September 3, 2004, the Equity Income Portfolio of the First American Insurance Portfolios, Inc. was liquidated. Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class
A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc. Effective as of May 1, 2005, the Met/Putnam Voyager Portfolio (Class B) of the Metropolitan Series Fund, Inc. merged into the Jennison Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AllianceBernstein Variable Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class A) was replaced with the Neuberger Berman Real Estate Portfolio (Class A) of the Met Investors Series Trust; (b) MFS(R) Variable Insurance Trust: the MFS(R) High Income Series (Initial Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of the Met Investors Series Trust and the MFS(R) Investors Trust Series (Initial Class) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (c) Oppenheimer Variable Account Funds: the Oppenheimer Capital Appreciation Fund/VA (Class A) (closed for Premier Adviser and Prevail Contracts effective May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (d) Scudder Variable Series II: the DWS Dreman Small Cap Value VIP (Class A) (closed effective May 1, 2002) was replaced with the Third Avenue Small Cap Value Portfolio (Class A) of the Met Investors Series Trust; (e) Fidelity Variable Insurance Products: the VIP Contrafund(R) Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 1, 2006, the MFS Investors Trust Portfolio (Class B) of the Metropolitan Series Fund, Inc. was merged into the Legg Mason Value Equity Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 1, 2006, the following investment portfolios were replaced:
(a) Fidelity Variable Insurance Products: the VIP Growth Portfolio (Initial Class) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.

and the VIP Growth and Income Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of April 30, 2007, the following investment portfolios were merged: (a) the Met/Putnam Capital Opportunities Portfolio (Class A) of the Met Investors Series Trust merged into the Lazard Mid-Cap Portfolio (Class A) of the Met Investors Series Trust; (b) approximately 65% of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Mid-Cap Value Portfolio (Class B) (added and closed April 30, 2007) of the Met Investors Series Trust, and the remainder (approximately 35%) of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Bond Debenture Portfolio (Class B) (added and closed April 30, 2007) of the Met Investors Series Trust.

Effective as of April 30, 2007, AIM Variable Insurance Funds: AIM V.I Capital Appreciation Fund (Series I) (closed effective May 1, 2006) was replaced with the Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class
A) (added and closed April 30, 2007).

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 1. INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE WITH YOUR CONTRACT. SEE PART 2 OF THIS APPENDIX FOR A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT.

AIM VARIABLE INSURANCE FUNDS (SERIES I)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. A I M Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

AIM V.I. INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

Fidelity Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. The following Initial Class portfolios are available under the contract:

VIP EQUITY-INCOME PORTFOLIO

INVESTMENT OBJECTIVE: Seeks reasonable income. The Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500(R) Index (S&P 500(R)).

VIP GROWTH OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE: Seeks to provide capital growth.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust consists of multiple portfolios. Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund. Templeton Investment Counsel LLC is the investment adviser and Franklin Templeton Investment Management Limited is the Subadviser for the Templeton Foreign Securities Fund. Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 1 portfolios are available under the contract:

TEMPLETON DEVELOPING MARKETS SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks long-term capital appreciation. The Fund normally invests at least 80% of its net assets in emerging market investments and normally invests primarily to predominantly in equity securities.

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets and normally invests predominantly in equity securities.

TEMPLETON GROWTH SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks long-term capital growth. The Fund normally invests primarily in equity securities of companies located anywhere in the world, including those in the U.S. and in emerging markets.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios.

The following Class A (or Class B as noted) portfolios are available under the contract:

LAZARD MID-CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO (FORMERLY LEGG MASON AGGRESSIVE GROWTH PORTFOLIO)

SUBADVISER: ClearBridge Advisors, LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks to provide high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and income without excessive fluctuations in the market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Service Company

INVESTMENT OBJECTIVE: Seeks capital appreciation.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

SUBADVISER: Neuberger Berman Management, Inc.

INVESTMENT OBJECTIVE: Seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO (CLASS A AND CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: Seeks capital growth and income.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

METROPOLITAN SERIES FUND, INC.
(CLASS A (OR CLASS B AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers, LLC, has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO (CLASS A AND CLASS B)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO

SUBADVISER: Davis Selected Advisers, L.P.

INVESTMENT OBJECTIVE: Seeks growth of capital.

MFS(R) TOTAL RETURN PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

SUBADVISER: Western Asset Management Company

INVESTMENT OBJECTIVE: Seeks to maximize total return consistent with preservation of capital.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, Inc. is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 2. PORTFOLIOS AVAILABLE WITH YOUR CONTRACT

If you purchased the COVA VARIABLE ANNUITY, the following portfolios are available:

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

 Lazard Mid-Cap Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid-Cap Value Portfolio
 MFS(R) Research International Portfolio
 Oppenheimer Capital Appreciation Portfolio (Class B)
 PIMCO Total Return Portfolio
 Van Kampen Comstock Portfolio (Class B)
 Van Kampen Mid-Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B AS NOTED))

 BlackRock Bond Income Portfolio (Class B)
 BlackRock Money Market Portfolio
 Capital Guardian U.S. Equity Portfolio
 Davis Venture Value Portfolio
 MFS(R) Total Return Portfolio
 Oppenheimer Global Equity Portfolio (Class B)
 T. Rowe Price Small Cap Growth Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

 Putnam VT Equity Income Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 AIM V.I. International Growth Fund (Series I) 5/1/02
 Templeton Growth Securities Fund (Class 1) 5/1/02
 Capital Guardian U.S. Equity Portfolio (Class B) 5/1/03
 Davis Venture Value Portfolio (Class E) 5/1/03
 MFS(R) Research International Portfolio (Class B) 5/1/03
 MFS(R) Total Return Portfolio (Class B) 5/1/03
 Templeton Foreign Securities Fund (Class 1) 5/1/03
 T. Rowe Price Mid-Cap Growth Portfolio (Class B) 5/1/03
 FI International Stock Portfolio (Class B) 12/19/03
 T. Rowe Price Large Cap Growth Portfolio (Class A) 5/1/04
 Jennison Growth Portfolio (Class B) 5/1/05
 Legg Mason Value Equity Portfolio (Class B) 5/1/06
 Putnam VT Growth and Income Fund (Class IB) 5/1/06
 Lord Abbett Bond Debenture Portfolio (Class B) 4/30/07
 Lord Abbett Mid-Cap Value Portfolio (Class B) 4/30/07
 Met/AIM Capital Appreciation Portfolio (Class A) 4/30/07
--------------------------------------------------------------------------------

If you purchased a PREMIER ADVISOR VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (SERIES I)

 AIM V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

 VIP Equity-Income Portfolio
 VIP Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

 Templeton Developing Markets Securities Fund
 Templeton Foreign Securities Fund
 Templeton Growth Securities Fund

MET INVESTORS SERIES TRUST (CLASS A)

 Lazard Mid-Cap Portfolio
 Legg Mason Partners Aggressive Growth Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid-Cap Value Portfolio
 MFS(R) Research International Portfolio
 Neuberger Berman Real Estate Portfolio
 Oppenheimer Capital Appreciation Portfolio
 PIMCO Total Return Portfolio
 Van Kampen Mid-Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)

 BlackRock Bond Income Portfolio
 BlackRock Money Market Portfolio
 Capital Guardian U.S. Equity Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 Met/AIM Capital Appreciation Portfolio (Class A) 4/30/07
--------------------------------------------------------------------------------

 * These portfolios are closed for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing).

                                                 THE FIXED AND VARIABLE ANNUITY
                                                                      ISSUED BY
                                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                                                                            AND

                                            METLIFE INVESTORS INSURANCE COMPANY

    This prospectus describes the Fixed and Variable Annuity Contract issued by MetLife Investors Insurance Company (MetLife Investors, we or us). The contract is not available for new sales. However, you can continue to make additional purchase payments to your contract.

The annuity contract has many investment choices - a fixed account which offers an interest rate which is guaranteed by MetLife Investors, and the available investment portfolios. You can put your money in the fixed account and/ or any of these investment portfolios (except as noted).

       CERTAIN PORTFOLIOS LISTED BELOW MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR
                                                                      CONTRACT.

AIM VARIABLE INSURANCE FUNDS (SERIES I):
   AIM V.I. International Growth Fund

FIDELITY VARIABLE INSURANCE PRODUCTS (INITIAL CLASS):
   VIP Equity-Income Portfolio
   VIP Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1):
   Templeton Developing Markets
     Securities Fund
   Templeton Foreign Securities Fund
   Templeton Growth Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED)):
   Legg Mason Aggressive Growth Portfolio (formerly Janus Aggressive Growth Portfolio)
   Lord Abbett America's Value Portfolio (Class B)
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Growth and Income Portfolio
   Lord Abbett Mid-Cap Value Portfolio
   Met/Putnam Capital Opportunities Portfolio
   MFS(R) Research International Portfolio
   Neuberger Berman Real Estate Portfolio
   Oppenheimer Capital Appreciation Portfolio (Class A and Class B)
   PIMCO Total Return Portfolio
   Van Kampen Comstock Portfolio (Class B)
   Van Kampen Mid-Cap Growth Portfolio (formerly Lord Abbett Growth Opportunities Portfolio)

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B AS NOTED)):
   BlackRock Bond Income Portfolio (Class A and Class B)
   BlackRock Money Market Portfolio
   Capital Guardian U.S. Equity Portfolio
   Davis Venture Value Portfolio
   MFS(R) Total Return Portfolio
   Oppenheimer Global Equity Portfolio (Class B)
   T. Rowe Price Large Cap Growth Portfolio
   T. Rowe Price Small Cap Growth Portfolio
   Western Asset Management Strategic Bond Opportunities Portfolio (formerly
      Salomon Brothers Strategic Bond Opportunities Portfolio)

PUTNAM VARIABLE TRUST (CLASS IB):
   Putnam VT Equity Income Fund

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors Fixed and Variable Annuity Contract.

To learn more about the MetLife Investors Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 9, 2006. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 30 of this prospectus. For a free copy of the SAI, call us at (800) 989-3752 or write us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.

The contracts:

..  are not bank deposits
..  are not FDIC insured
..  are not insured by any federal government agency
..  are not guaranteed by any bank or credit union
..  may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The contracts described in this prospectus were originally issued by MetLife Investors Insurance Company of California (MetLife Investors of California) and have become contracts of MetLife Investors as a result of the merger of MetLife Investors of California into MetLife Investors, with MetLife Investors as the surviving company.

November 9, 2006

                 TABLE OF CONTENTS                        PAGE

                 INDEX OF SPECIAL TERMS..................    2

                 SUMMARY.................................    3

                 FEE TABLES AND EXAMPLES.................    5

                 1. THE ANNUITY CONTRACT.................    9
                    Market Timing........................    9

                 2. ANNUITY PAYMENTS (THE INCOME PHASE)..    9
                    Annuity Date.........................    9
                    Annuity Payments.....................    9
                    Annuity Options......................   10

                 3. PURCHASE.............................   11
                    Purchase Payments....................   11
                    Allocation of Purchase Payments......   11
                    Accumulation Units...................   11
                    Account Value........................   11

                 4. INVESTMENT OPTIONS...................   11
                    Transfers............................   14
                    Market Timing........................   14
                    Dollar Cost Averaging Program........   16
                    Automatic Rebalancing Program........   16
                    Voting Rights........................   16
                    Substitution.........................   17

                 5. EXPENSES.............................   17
                    Insurance Charges....................   17
                    Contract Maintenance Charge..........   17
                    Withdrawal Charge....................   17
                    Reduction or Elimination of the
                     Withdrawal Charge...................   18
                    Premium Taxes and Other Taxes........   18
                    Transfer Fee.........................   18
                    Investment Portfolio Expenses........   19

                 6. ACCESS TO YOUR MONEY.................   19
                    Systematic Withdrawal Program........   19
                    Suspension of Payments or Transfers..   19

                 7. PERFORMANCE..........................   20

                 8. DEATH BENEFIT........................   20
                    Upon Your Death......................   20
                    Death of Annuitant...................   23
                    Controlled Payout....................   23

                 9. FEDERAL INCOME TAX STATUS............   23
                    Taxation of Non-Qualified Contracts..   24
                    Taxation of Qualified Contracts......   25
                    Foreign Tax Credits..................   27
                    Possible Tax Law Changes.............   27

                                                            PAGE

                10. OTHER INFORMATION......................   28
                   MetLife Investors.......................   28
                   The Separate Account....................   28
                   Distributor.............................   28
                   Selling Firms...........................   29
                   Compensation Paid to All Selling Firms..   29
                   Ownership...............................   29
                   Beneficiary.............................   29
                   Assignment..............................   29
                   Financial Statements....................   30

                TABLE OF CONTENTS OF THE STATEMENT OF
                ADDITIONAL INFORMATION.....................   30

               APPENDIX A
                  CONDENSED FINANCIAL INFORMATION........... A-1

               APPENDIX B
                  PARTICIPATING INVESTMENT PORTFOLIOS....... B-1

INDEX OF SPECIAL TERMS
Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

                                                 PAGE
                         Accumulation Phase.......  9
                         Accumulation Unit........ 11
                         Annuitant................  9
                         Annuity Date.............  9
                         Annuity Options.......... 10
                         Annuity Payments.........  9
                         Annuity Unit............. 11
                         Beneficiary.............. 29
                         Fixed Account............  9
                         Income Phase.............  9
                         Investment Portfolios.... 11
                         Joint Owner.............. 29
                         Non-Qualified............ 24
                         Owner.................... 29
                         Purchase Payment......... 11
                         Qualified................ 24
                         Tax Deferral.............  9

SUMMARY

THE SECTIONS IN THIS SUMMARY CORRESPOND TO SECTIONS IN THIS PROSPECTUS WHICH DISCUSS THE TOPICS IN MORE DETAIL.

1.  THE ANNUITY CONTRACT:

The fixed and variable annuity contract issued by MetLife Investors is a contract between you, the owner, and MetLife Investors, an insurance company. The contract provides a means for investing on a tax-deferred basis. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options. New contracts are no longer offered by MetLife Investors.

This contract offers investment portfolios. These portfolios are designed to offer a better return than the fixed account. However, this is NOT guaranteed. You can also lose your money. Appendix B contains a list of the portfolios available with your contract.

The fixed account offers an interest rate that is guaranteed by the insurance company, MetLife Investors. While your money is in the fixed account, the interest your money will earn as well as your principal is guaranteed by MetLife Investors.

Except as otherwise limited by MetLife Investors (see "Investment Options - Market Timing"), you can transfer between accounts up to 12 times a year without charge or tax implications.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your contract.

The amount of money you are able to accumulate in your account during the accumulation phase will determine, in part, the amount of income payments during the income phase.

2.  ANNUITY PAYMENTS (THE INCOME PHASE):

If you want to receive regular income from your annuity, you can choose an annuity option. Once you begin receiving regular payments, you cannot change your payment plan. During the income phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments come from the fixed account, the investment portfolios or both. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down.

3.  PURCHASE:

Currently, this contract is not available for new sales. However, you can add $500 or more any time you like during the accumulation phase. This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state income tax brackets.

4.  INVESTMENT OPTIONS:

You can put your money in any or all of the investment portfolios which are briefly described in Appendix B and more fully described in the prospectuses for the funds. Currently, you can only invest in 15 investment portfolios at any one time. Depending upon market conditions and the performance of the portfolio(s) you select, you can make or lose money in any of the portfolios. Certain portfolios may not be available with your contract. Appendix B - Part 2 contains a list of the portfolios available with your contract.

5.  EXPENSES:

The contract has insurance features and investment features, and there are costs related to each.

.. Each year MetLife Investors deducts a $30 contract maintenance charge from your contract. During the accumulation phase, MetLife Investors currently waives this charge if the value of your contract is at least $50,000.

.. MetLife Investors also deducts for its insurance charges which total 1.40% of the average daily value of your contract allocated to the investment portfolios.

.. If you take your money out, MetLife Investors may assess a withdrawal charge which is equal to 5% of the purchase payment you withdraw. After MetLife

   Investors has had a purchase payment for 5 years, there is no charge by MetLife Investors for a withdrawal of that purchase payment.

..  When you begin receiving regular income payments from your annuity, MetLife
   Investors will assess a state premium tax charge which ranges from 0%-3.5%, depending upon the state.

.. The first 12 transfers in a year are free. After that, a transfer fee of $25 or 2% of the amount transferred (whichever is less) is assessed.

.. There are also investment charges which range from 0.42% to 1.53% of the average daily value of the investment portfolio (before reimbursement or waiver), depending upon the investment portfolio.

6.  ACCESS TO YOUR MONEY:

You can take money out at any time during the accumulation phase. After the first contract year, you can take up to 10% of your total purchase payments each year without charge from MetLife Investors. Withdrawals of purchase payments in excess of that may be charged a withdrawal charge, depending on how long your money has been in the contract. However, MetLife Investors will never assess a withdrawal charge on earnings you withdraw. Earnings are defined as the value in your contract minus the remaining purchase payments in your contract. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

7.  DEATH BENEFIT:

If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit.

8.  OTHER INFORMATION:

NO PROBATE. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

ADDITIONAL FEATURES. This contract has additional features you might be interested in. These include:

.. You can arrange to have money automatically sent to you each month while your contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. We call this feature the Systematic Withdrawal Program.

.. You can arrange to have a regular amount of money automatically invested in investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

.. You can arrange to automatically readjust the money between investment portfolios periodically to keep the blend you select. We call this feature Automatic Rebalancing.

.. Under certain circumstances, MetLife Investors will give you your money without a withdrawal charge if you need it while you're in a nursing home. We call this feature the Nursing Home Waiver.

These features are not available in all states and may not be suitable for your particular situation.

9.  TAXES:

Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

10. INQUIRIES:

If you need more information, please contact the Annuity Service Center at:

MetLife Investors Distribution Company
P.O. Box 10366
Des Moines, IA 50306-0366
800-343-8496

FEE TABLES AND EXAMPLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS.
STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.
--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES TABLE

             WITHDRAWAL CHARGE (Note 1)    5%
             (as a percentage of purchase
             payments)
             TRANSFER FEE (Note 2)         $0 (First 12 per year)
                                           Thereafter $25 or 2%
                                           of transfer, whichever
                                           is less

--------------------------------------------------------------------------------
Note 1. The withdrawal charge is 5% of the purchase payment. After we have the purchase payment for 5 years there is no charge for withdrawal of that purchase payment. See "Expenses - Withdrawal Charge" for 10% free withdrawal amount.

Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is the lesser of $25 or 2% of the transfer. MetLife Investors will not charge you for the transfer fee even if there are more than 12 transfers in a year if the transfer is for dollar cost averaging or automatic rebalancing programs.

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

PERIODIC FEES AND EXPENSES TABLE

                   CONTRACT MAINTENANCE CHARGE (Note 1)  $30

SEPARATE ACCOUNT ANNUAL EXPENSES
(referred to as Separate Account Product Charges)
(as a percentage of average account value in the Separate Account)

                 Mortality and Expense Charge*           1.25%
                 Administration Expense Charge           0.15%
                                                         -----
                 Total Separate Account Product Charges  1.40%

--------------------------------------------------------------------------------
* For Premier Advisor contracts, we are waiving the following amounts of the Mortality and Expense Charge: an amount equal to the investment portfolio expenses that are in excess of (1) 0.59% for account value allocated to the Lord Abbett Growth and Income Portfolio and (2) 0.67% for account value allocated to the T. Rowe Price Large Cap Growth Portfolio.

Note 1. During the accumulation phase, we will not charge the contract maintenance charge if the value of your account is $50,000 or more, although, if you make a complete withdrawal, we will charge the contract maintenance charge.

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.

--------------------------------------------------------------------------------

TOTAL ANNUAL INVESTMENT                                                                     MINIMUM MAXIMUM
PORTFOLIO OPERATING EXPENSES (expenses that are deducted from investment portfolio assets,    0.42%   1.53%
including management fees, 12b-1/service fees, and other expenses)

--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.

-------------------------------------------------------------------------------------------------------------
                                                                                                       NET
                                                                                            TOTAL     TOTAL
                                                                                           ANNUAL    ANNUAL
                                                    MANAGEMENT 12B-1/SERVICE    OTHER     PORTFOLIO PORTFOLIO
                                                       FEES        FEES      EXPENSES (1) EXPENSES  EXPENSES
-------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
-------------------------------------------------------------------------------------------------------------
 AIM V.I. International Growth Fund                    0.73%       0.00%         0.38%      1.11%     1.11%
-------------------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS (INITIAL
CLASS)
-------------------------------------------------------------------------------------------------------------
 VIP Equity-Income Portfolio                           0.47%       0.00%         0.09%      0.56%     0.56%
-------------------------------------------------------------------------------------------------------------
 VIP Growth Opportunities Portfolio                    0.57%       0.00%         0.13%      0.70%     0.70%
-------------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
TRUST (CLASS 1)
-------------------------------------------------------------------------------------------------------------
 Templeton Developing Markets Securities Fund          1.24%       0.00%         0.29%      1.53%     1.53%
-------------------------------------------------------------------------------------------------------------
 Templeton Foreign Securities Fund                     0.65%       0.00%         0.17%      0.82%     0.82%
-------------------------------------------------------------------------------------------------------------
 Templeton Growth Securities Fund                      0.75%       0.00%         0.07%      0.82%     0.82%
-------------------------------------------------------------------------------------------------------------
MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS
NOTED))
-------------------------------------------------------------------------------------------------------------
 Legg Mason Aggressive Growth Portfolio                0.67%       0.00%         0.05%      0.72%     0.72%
-------------------------------------------------------------------------------------------------------------
 Lord Abbett America's Value Portfolio (Class B)       0.65%       0.25%         0.28%      1.18%     1.18%
-------------------------------------------------------------------------------------------------------------
 Lord Abbett Bond Debenture Portfolio                  0.51%       0.00%         0.05%      0.56%     0.56%
-------------------------------------------------------------------------------------------------------------
 Lord Abbett Growth and Income Portfolio (1)           0.50%       0.00%         0.04%      0.54%     0.54%
-------------------------------------------------------------------------------------------------------------
 Lord Abbett Mid-Cap Value Portfolio                   0.68%       0.00%         0.08%      0.76%     0.76%
-------------------------------------------------------------------------------------------------------------
 Met/Putnam Capital Opportunities Portfolio            0.85%       0.00%         0.37%      1.22%     1.22%
-------------------------------------------------------------------------------------------------------------
 MFS(R) Research International Portfolio (2)           0.74%       0.00%         0.22%      0.96%     0.96%
-------------------------------------------------------------------------------------------------------------
 Neuberger Berman Real Estate Portfolio                0.67%       0.00%         0.03%      0.70%     0.70%
-------------------------------------------------------------------------------------------------------------
 Oppenheimer Capital Appreciation Portfolio (2)        0.59%       0.00%         0.10%      0.69%     0.69%
-------------------------------------------------------------------------------------------------------------
 Oppenheimer Capital Appreciation Portfolio
   (Class B) (2)                                       0.59%       0.25%         0.10%      0.94%     0.94%
-------------------------------------------------------------------------------------------------------------
 PIMCO Total Return Portfolio (2)                      0.50%       0.00%         0.07%      0.57%     0.57%
-------------------------------------------------------------------------------------------------------------
 Van Kampen Comstock Portfolio
   (Class B)                                           0.63%       0.25%         0.05%      0.93%     0.93%
-------------------------------------------------------------------------------------------------------------
 Van Kampen Mid-Cap Growth Portfolio                   0.70%       0.00%         0.29%      0.99%     0.99%
-------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                                                                      NET
                                                                                           TOTAL     TOTAL
                                                                                          ANNUAL    ANNUAL
                                                   MANAGEMENT 12B-1/SERVICE    OTHER     PORTFOLIO PORTFOLIO
                                                      FEES        FEES      EXPENSES (1) EXPENSES  EXPENSES
------------------------------------------------------------------------------------------------------------
METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS
B AS NOTED))
------------------------------------------------------------------------------------------------------------
 BlackRock Bond Income Portfolio                      0.40%       0.00%         0.07%      0.47%     0.47%
------------------------------------------------------------------------------------------------------------
 BlackRock Bond Income Portfolio (Class B)            0.40%       0.25%         0.07%      0.72%     0.72%
------------------------------------------------------------------------------------------------------------
 BlackRock Money Market Portfolio                     0.35%       0.00%         0.07%      0.42%     0.42%
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
 Capital Guardian U.S. Equity Portfolio               0.67%       0.00%         0.06%      0.73%     0.73%
------------------------------------------------------------------------------------------------------------
 Davis Venture Value Portfolio                        0.72%       0.00%         0.04%      0.76%     0.76%
------------------------------------------------------------------------------------------------------------
 MFS(R) Total Return Portfolio (3)                    0.57%       0.00%         0.16%      0.73%     0.73%
------------------------------------------------------------------------------------------------------------
 Oppenheimer Global Equity Portfolio (Class B)        0.60%       0.25%         0.33%      1.18%     1.18%
------------------------------------------------------------------------------------------------------------
 T. Rowe Price Large Cap Growth Portfolio             0.60%       0.00%         0.12%      0.72%     0.72%
------------------------------------------------------------------------------------------------------------
 T. Rowe Price Small Cap Growth Portfolio             0.51%       0.00%         0.09%      0.60%     0.60%
------------------------------------------------------------------------------------------------------------
 Western Asset Management Strategic Bond
   Opportunities Portfolio                            0.65%       0.00%         0.10%      0.75%     0.75%
------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB)
------------------------------------------------------------------------------------------------------------
 Putnam VT Equity Income Fund                         0.65%       0.25%         0.17%      1.07%     1.07%
------------------------------------------------------------------------------------------------------------

The Net Total Annual Portfolio Expenses do not reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the investment portfolios. Each of these arrangements terminates on April 30, 2007 (excluding optional extensions). Net Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. The information provided is for the year ended December 31, 2005.

(1) The management fee has been restated to reflect a new management fee schedule that became effective on January 1, 2006.

(2) Other Expenses may include amounts repaid to investment advisers or managers pursuant to contractual arrangements for prior waivers of portfolio expenses. The amounts repaid per portfolio are: 0.05% for the MFS Research International Portfolio; 0.05% for the Oppenheimer Capital Appreciation Portfolio; and 0.01% for the PIMCO Total Return Portfolio.

(3) The management fee has been restated to reflect a new management fee schedule that became effective on May 1, 2006.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.

THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE REIMBURSEMENT AND/OR WAIVER). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:

                                               Time Periods
         1 year                      3 years                     5 years                    10 years
---------------------------------------------------------------------------------------------------------------
         (a)$802                    (a)$1,373                   (a)$2,018                   (a)$3,291
         (b)$691                    (b)$1,040                   (b)$1,464                   (b)$2,193

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:

                                               Time Periods
         1 year                      3 years                     5 years                    10 years
---------------------------------------------------------------------------------------------------------------
         (a)$302                     (a)$923                    (a)$1,568                   (a)$3,291
         (b)$191                     (b)$590                    (b)$1,014                   (b)$2,193

The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples.

1.  THE ANNUITY CONTRACT

This Prospectus describes the Fixed and Variable Annuity Contract issued by MetLife Investors. Currently, MetLife Investors is not offering this contract for new sales. However, you may continue to make additional purchase payments to your contract.

An annuity is a contract between you, the owner, and an insurance company (in this case MetLife Investors), where the insurance company promises to pay an income to you, in the form of annuity payments. Annuity payments must begin on a designated date that is at least 30 days in the future. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from TAX DEFERRAL. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, on the investment performance of the investment portfolios you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion.

The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by MetLife Investors. MetLife Investors guarantees that the interest rate credited to the fixed account will not be less than 3% per year with respect to contracts issued on or after May 1, 1996. If you select the fixed account, your money will be placed with the other general assets of MetLife Investors, and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

As owner of the contract, you exercise all interest and rights under the contract. You can change the owner at any time by notifying MetLife Investors in writing. You and your spouse can be named joint owners. We have described more information on this under "Other Information."

MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other Contract Owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (i.e., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by Contract Owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."

2.  ANNUITY PAYMENTS (THE INCOME PHASE)

ANNUITY DATE

Under the contract you can receive regular income payments (referred to as annuity payments). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month.

We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one month after you buy the contract.

ANNUITY PAYMENTS

You will receive ANNUITY PAYMENTS during the income phase. In general, annuity payments must begin by the annuitant's 85th birthday or 10 years from the date the contract was issued, whichever is later (this requirement may differ slightly for special programs and may be changed by us). The ANNUITANT is the person whose life we look to when we make annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the:

..  fixed account,

..  the investment portfolio(s) or

..  a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things:

1) the value of your contract in the investment portfolio(s) on the annuity date,

2) the 3% assumed investment rate used in the annuity table for the contract, and

3) the performance of the investment portfolios you selected.

If the actual performance exceeds the 3% assumed investment rate, your annuity payments will increase. Similarly, if the actual investment rate is less than 3%, your annuity payments will decrease.

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment. In that case, MetLife Investors may pay your annuity payment in a single lump sum. Likewise, if your annuity payments would be less than $100 a month, MetLife Investors has the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

You can choose one of the following annuity options or any other annuity option acceptable to MetLife Investors. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make an annuity payment each month so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or only two annuity payments if death occurs before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 5, 10 OR 20 YEARS GUARANTEED. Under this option, we will make an annuity payment each month so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments each month so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments, so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 66 2/3% or 50% of the amount that we would have paid if both were alive. If both Annuitants die after the first payment and before the second payment, then we will make only one payment.

In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the contract value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as the beneficiary of a deceased person's IRA, you must take distribution of the contract value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

3.  PURCHASE

PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The maximum aggregate purchase payments we accept is $1 million without our prior approval. You can make additional purchase payments of $500 or more during the accumulation phase. MetLife Investors reserves the right to reject any purchase payment.

ALLOCATION OF PURCHASE PAYMENTS

If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. There is a $500 minimum allocation requirement for the fixed account and for each investment portfolio.

If you make additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern Time.

ACCUMULATION UNITS

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an ANNUITY UNIT.

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

1) dividing the net asset value of an investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value of an investment portfolio for the previous business day, and

2) multiplying it by one minus the daily amount of the insurance charges and any charges for each day since the last business day for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 P.M. Eastern
Time) and then credit your contract.

EXAMPLE:

  On Monday we receive an additional purchase payment of $5,000 from you before 4:00 P.M. Eastern Time. You have told us you want this to go to the Lord Abbett Bond Debenture Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Bond Debenture Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Bond Debenture Portfolio.

ACCOUNT VALUE

Account Value is equal to the sum of your interests in the investment portfolios and the fixed account. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.

4.  INVESTMENT OPTIONS

The contract offers the INVESTMENT PORTFOLIOS which are listed below for allocation of purchase payments and transfers. CERTAIN PORTFOLIOS LISTED BELOW MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT. Currently, you can only invest in 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA, 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL

INFORMATION) BY ACCESSING THE SECURITIES & EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV. APPENDIX B CONTAINS A SUMMARY OF THE NAMES OF THE INVESTMENT ADVISERS AND SUBADVISERS OF THE INVESTMENT PORTFOLIOS AND THEIR INVESTMENT OBJECTIVES AND STRATEGIES.

The investment objectives and policies of certain of the investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

An investment portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings
(IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a fund with a small asset base. An investment portfolio may not experience similar performance as its assets grow.

Shares of the investment portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with MetLife Investors. Certain investment portfolios may also be sold directly to qualified plans. The investment portfolios believe that offering their shares in this manner will not be disadvantageous to you.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates, Met Investors Advisory LLC and MetLife Advisers LLC) or subadviser of an investment portfolio or its affiliates may compensate us and/or certain of our affiliates for administrative or other services relating to the investment portfolios. The amount of the compensation is not deducted from investment portfolio assets and does not decrease the investment portfolio's investment return. The amount of the compensation is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or other affiliate) with increased access to persons involved in the distribution of the contracts.

We and certain of our affiliated insurance companies are joint owners of our affiliated investment advisers, Met Investors Advisory LLC and MetLife Advisers LLC, which are formed as "limited liability companies." Our ownership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from an investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Fund Expenses" for information on the management fees paid to the advisers and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in each investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Distributor.") The payments are deducted from the assets of the investment portfolios and are paid to our Distributor. These payments decrease the investment portfolio's investment return.

HOW WE SELECT THE INVESTMENT PORTFOLIOS. We select the investment portfolios offered through the contract based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or sub-adviser is one of our affiliates or whether the investment portfolio, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included investment portfolios based on recommendations made by selling firms through which the contract is sold. We review the investment portfolios periodically and may remove a investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.

AIM VARIABLE INSURANCE FUNDS (SERIES I)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. AIM Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

  AIM V.I. International Growth Fund

FIDELITY VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

Fidelity Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. FMR Co., Inc. is the subadviser for the fund. The following Initial Class portfolios are available under the contract:

  VIP Equity-Income Portfolio
  VIP Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate portfolios. Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund; Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund; and Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 1 portfolios are available under the contract:

  Templeton Developing Markets Securities Fund
  Templeton Foreign Securities Fund
  Templeton Growth Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

  Legg Mason Aggressive Growth Portfolio
  Lord Abbett America's Value Portfolio (Class B)
  Lord Abbett Bond Debenture Portfolio
  Lord Abbett Growth and Income Portfolio
  Lord Abbett Mid-Cap Value Portfolio
  Met/Putnam Capital Opportunities Portfolio
  MFS(R) Research International Portfolio
  Neuberger Berman Real Estate Portfolio
  Oppenheimer Capital Appreciation Portfolio (Class A and Class B) PIMCO Total Return Portfolio
  Van Kampen Comstock Portfolio (Class B)
  Van Kampen Mid-Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

  BlackRock Bond Income Portfolio (Class A and Class B)
  BlackRock Money Market Portfolio
  Capital Guardian U.S. Equity Portfolio
  Davis Venture Value Portfolio
  MFS(R) Total Return Portfolio
  Oppenheimer Global Equity Portfolio (Class B)
  T. Rowe Price Large Cap Growth Portfolio
  T. Rowe Price Small Cap Growth Portfolio
  Western Asset Management Strategic Bond Opportunities Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

  Putnam VT Equity Income Fund

TRANSFERS

You can transfer a portion of your account value among the fixed account and the investment portfolios.

MetLife Investors has reserved the right during the year to terminate or modify the transfer provisions described below, subject to applicable Federal and state laws and regulations. (See "Investment Options - Market Timing.")

TELEPHONE TRANSFERS. You and/or your registered representative on your behalf, can make transfers by telephone, Internet or other means acceptable to MetLife Investors. Telephone transfers will be automatically permitted unless you tell us otherwise. If you own the contract with a joint owner, unless MetLife Investors is instructed otherwise, MetLife Investors will accept instructions from either you or the other owner. MetLife Investors will use reasonable procedures to confirm that instructions given us by telephone are genuine. MetLife Investors may tape record telephone instructions. We will consider telephone and Internet transfer requests received after 4:00 P.M. Eastern Time to be received the following business day.

TRANSFERS DURING THE ACCUMULATION PHASE. You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed account and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The following apply to any transfer during the accumulation phase:

1. The minimum amount which you can transfer is $500 or your entire value in the investment portfolio or fixed account.

2. Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

3. Your request for transfer must clearly state how much the transfer is for.

4. You cannot make any transfers within 7 calendar days of the annuity date.

TRANSFERS DURING THE INCOME PHASE. You can only make transfers between the investment portfolios once each year. We measure a year from the anniversary of the day we issued your contract. You cannot transfer from the fixed account to an investment portfolio, but you can transfer from one or more investment portfolios to the fixed account at any time.

MARKET TIMING

Frequent requests from Contract Owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the investment portfolio and the reflection of that change in the investment portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring an investment portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the AIM V.I. International Growth, Templeton Developing Markets Securities, Templeton Foreign Securities and Templeton Growth Securities Funds; the Lord Abbett Bond Debenture, Met/Putnam Capital Opportunities, MFS Research International, Oppenheimer Global Equity, T. Rowe Price Small Cap Growth and Western Asset Management Strategic Bond Opportunities Portfolios), and we monitor transfer activity in those investment portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time.

For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high-yield portfolios, in a 12-month period there were (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving any portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those investment portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified portfolios under that Contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract Owners and other persons with interests in the Contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios. However, under rules recently adopted by the Securities Exchange Commission, effective April 16, 2007 we will be required to: (1) enter into a written agreement with each investment portfolio or its principal underwriter that will obligate us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instruction from the investment portfolio to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the investment portfolio.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the investment portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the investment portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the BlackRock Money Market Portfolio or the fixed account to any of the other investment portfolio(s) you select. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The Dollar Cost Averaging Program is available only during the accumulation phase.

The minimum amount which can be transferred each month is $500. You must have at least $6,000 in the BlackRock Money Market Portfolio or the fixed account, (or the amount required to complete your program, if less) in order to participate in the Dollar Cost Averaging Program. Currently, MetLife Investors does not charge for participating in the Dollar Cost Averaging Program. MetLife Investors will waive the minimum transfer amount and the minimum amount required to establish dollar cost averaging if you establish dollar cost averaging for 6 or 12 months at the time you bought the contract.

MetLife Investors reserves the right to modify, terminate or suspend the Dollar Cost Averaging Program.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee. You may not participate in the Dollar Cost Averaging Program and Automatic Rebalancing Program at the same time. MetLife Investors may, from time to time, offer other dollar cost averaging programs which may have terms different from those described above.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. An automatic rebalancing program is intended to transfer contract value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits nor does it assure that you will not have losses. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the 1st business day after the end of the period you selected.

The Automatic Rebalancing Program is available only during the accumulation phase. Currently, MetLife Investors does not charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

  Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Lord Abbett Growth and Income Portfolio. Over the next
  2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, MetLife Investors will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Lord Abbett Growth and Income Portfolio to increase those holdings to 60%.

VOTING RIGHTS

MetLife Investors is the legal owner of the investment portfolio shares. However, MetLife Investors believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should MetLife Investors determine that it is no longer required to comply with the above, it will vote the shares in its own right.

SUBSTITUTION

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of the future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.

5.  EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

INSURANCE CHARGES

Each day, MetLife Investors makes a deduction for its insurance charges. MetLife Investors does this as part of its calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts:

..  the mortality and expense risk premium, and

..  the administrative expense charge.

MORTALITY AND EXPENSE RISK PREMIUM. This charge is equivalent, on an annual basis, to 1.25% of the average daily net asset value of each investment portfolio. This charge is for the insurance benefits, e.g., guarantee of annuity rates, the death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then MetLife Investors will bear the loss. MetLife Investors does, however, expect to profit from this charge. The mortality and expense risk premium cannot be increased. MetLife Investors may use any profits it makes from this charge to pay for the costs of distributing the contract.

ADMINISTRATIVE EXPENSE CHARGE. This charge is equal, on an annual basis, to 0.15% of the average daily net asset value of the each investment portfolio. This charge, together with the contract maintenance charge (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. Because this charge is taken out of every unit value, you may pay more in administrative costs than those that are associated solely with your contract. MetLife Investors does not intend to profit from this charge. However, if this charge and the contract maintenance charge are not enough to cover the costs of the contracts in the future, MetLife Investors will bear the loss.

CONTRACT MAINTENANCE CHARGE

During the accumulation phase, every year on the anniversary of the date when your contract was issued, MetLife Investors deducts $30 from your contract as a contract maintenance charge. This charge is for administrative expenses (see above). This charge cannot be increased.

MetLife Investors will not deduct this charge during the accumulation phase if when the deduction is to be made, the value of your contract is $50,000 or more. MetLife Investors may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted.

A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. After the annuity date, the charge will be collected monthly out of the annuity payment.

WITHDRAWAL CHARGE

During the accumulation phase, you can make withdrawals from your contract. MetLife Investors keeps track of each purchase payment. Once a year after the first year (and once a year during the first year for purposes of payment of charitable remainder trust administration fees), you can withdraw up to 10% of your total purchase payments and no withdrawal charge will be assessed on the 10%, if on the day you make your withdrawal the value of your contract is $5,000 or more. Withdrawals for purposes of payment of charitable remainder trust administration fees are included in the 10% free withdrawal amount. Otherwise, the charge is 5% of each purchase payment you take out unless the purchase payment was made more than 5 years ago. After MetLife Investors has had a purchase payment for 5 years, there is no charge when you withdraw that purchase payment. MetLife Investors does not assess a withdrawal charge on earnings withdrawn from the contract. Earnings are defined as the value in your contract minus the remaining purchase payments in your contract. The withdrawal order for calculating the withdrawal charge is shown below.

..  10% of purchase payments free.

.. Remaining purchase payments that are over 5 years old and not subject to a withdrawal charge.

..  Earnings in the contract free.

.. Remaining purchase payments that are less than 5 years old and are subject to a withdrawal charge.

For purposes of calculating the withdrawal charge, slightly different rules may apply to Section 1035 exchanges.

When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted from the remaining value in your contract.

MetLife Investors does not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits.

NOTE: For tax purposes, earnings are considered to come out first.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

GENERAL. MetLife Investors may reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with MetLife Investors. MetLife Investors may not deduct a withdrawal charge under a contract issued to an officer, director or employee of MetLife Investors or any of its affiliates and we may not deduct a withdrawal charge under a contract issued to an officer, director or employee or family member of an officer, director or employee of a broker-dealer which is participating in the offering of the contract.

NURSING HOME WAIVER. After you have owned the contract for one year, if you, or your joint owner, becomes confined to a nursing home or hospital for at least 90 consecutive days under a doctor's care and you need part or all of the money from your contract, MetLife Investors will not impose a withdrawal charge. You or your joint owner cannot have been so confined when you purchased your contract (confinement must begin after the first contract anniversary) if you want to take advantage of this provision. This is called the Nursing Home Waiver.

PREMIUM TAXES AND OTHER TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. MetLife Investors is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is MetLife Investors' current practice to not charge anyone for these taxes until annuity payments begin. MetLife Investors may, some time in the future, discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5%, depending on the state.

We also reserve the right to deduct from purchase payments, contract values, withdrawals or income payments, any taxes (including, but not limited to, premium taxes) paid by us to any government entity relating to the contracts. Examples of these taxes include, but are not limited to, generation skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the contract value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

TRANSFER FEE

You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred, whichever is less.

If the transfer is part of the Dollar Cost Averaging Program or the Automatic Rebalancing Program, it will not count in determining the transfer fee.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the fee table in this prospectus and in the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract but are represented in the share values of the investment options.

6.  ACCESS TO YOUR MONEY

You (or in the case of (3) below, your beneficiary) can have access to the money in your contract:

(1)by making a withdrawal (either a partial or a complete withdrawal);

(2)by electing to receive annuity payments; or

(3)when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the withdrawal value of the contract. The withdrawal value of the contract is the value of the contract at the end of the business day when MetLife Investors receives a written request for a withdrawal prior to the close of trading on the New York Stock Exchange (currently 4:00 P.M. Eastern Time):

..  less any applicable withdrawal charge,

..  less any premium tax, and

..  less any contract maintenance charge.

Unless you instruct MetLife Investors otherwise, any partial withdrawal will be made pro-rata from all the investment portfolios and the fixed account. Under most circumstances, the amount of any partial withdrawal must be for at least $500. MetLife Investors requires that after a withdrawal is made you keep at least $500 in any selected investment portfolio. If the remaining withdrawal value would be less than $500 after you make a partial withdrawal, the partial withdrawal amount will be the remaining withdrawal value.

When you make a withdrawal, the amount of the death benefit may be reduced. See "Death Benefits."

There are limits to the amount you can withdraw from qualified plans, including 403(b) plans. For a more complete explanation see "Federal Income Tax Status" and the discussion in the Statement of Additional Information.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may use the Systematic Withdrawal Program. This program provides an automatic monthly payment to you of up to 10% of your total purchase payments each year. No withdrawal charge will be made for these payments. MetLife Investors does not have any charge for this program, but reserves the right to charge in the future. While the Systematic Withdrawal Program is in effect, you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. For a discussion of the withdrawal charge and the 10% free withdrawal, see "Expenses."

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS. (SEE "FEDERAL INCOME TAX STATUS.")

SUSPENSION OF PAYMENTS OR TRANSFERS

MetLife Investors may be required to suspend or postpone payments for withdrawals or transfers for any period when:

.. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

..  trading on the New York Stock Exchange is restricted;

.. an emergency exists, as determined by the SEC, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or MetLife Investors cannot reasonably value the shares of the investment portfolios; or

.. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

MetLife Investors has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a contract owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

7.  PERFORMANCE

MetLife Investors periodically advertises performance of the various investment portfolios. MetLife Investors will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges. It does not reflect the deduction of any applicable contract maintenance charge and withdrawal charge. The deduction of any applicable contract maintenance charge and withdrawal charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the insurance charges, contract maintenance charge, withdrawal charges and investment portfolio expenses.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, for certain investment portfolios performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustration, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.

8.  DEATH BENEFIT

UPON YOUR DEATH

If you die before annuity payments begin, MetLife Investors will pay a death benefit to your beneficiary (see below). If you have a joint owner, the death benefit will be paid when the first of you dies. Joint owners must be spouses. The surviving joint owner will be treated as the beneficiary.

For contracts issued on or after May 1, 1999, you can select Death Benefit Option B or E. If you do not choose an option on the forms provided by MetLife Investors, Option E will be your death benefit. If, at the time you buy the contract, the endorsement for Death Benefit Option E is not approved in your state, you can select Death Benefit Option A or B. If you do not choose an option on the forms provided by MetLife Investors, Option A will be your death benefit.

If your contract was issued before May 1, 1998, you were given the opportunity to choose Death Benefit Option B or C on your next contract anniversary after May 1, 1998 (or during a 60 day period after both options were approved in your state). If you did not make an election during such time period, your death benefit was automatically enhanced to Death Benefit Option B. If on May 1, 1998, you or your joint owner were 80 or older, you were unaffected by the changes in the death benefits and Option D continues to be your death benefit.

From May 1, 1998, to April 30, 1999, at the time you bought the contract, you were given the opportunity to select Death Benefit Option A or B. If you did not choose an option on the forms provided by MetLife Investors, Option A is your death benefit.

The death benefits are described below. If you have a joint owner, the death benefit is determined based on the age of the oldest joint owner and the death benefit is payable on the death of the first joint owner.

DEATH BENEFIT OPTION A:

Prior to you, or your joint owner, reaching age 80, the death benefit will be the greatest of:

1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals); or

2. The value of your contract at the time the death benefit is to be paid; or

3. The greatest adjusted contract value (GACV) (as explained below).

The GACV is evaluated at each contract anniversary prior to the date of your or your joint owner's death, and on each day a purchase payment or withdrawal is made. On the contract anniversary, if the current contract value is greater than the GACV, the GACV will be increased to the current value of your contract. If a purchase payment is made, the amount of the purchase payment will increase the GACV. If a withdrawal is made, the GACV will be reduced by the amount withdrawn (and any associated withdrawal charges) divided by the value of your contract immediately before the withdrawal multiplied by the GACV immediately prior to the withdrawal. The following example describes the effect of a withdrawal on the GACV:

Example: Assumed facts for example:

$10,000 current GACV
$8,000 contract value
$2,100 partial withdrawal ($ 2,000 withdrawal + $100 withdrawal charge)

New GACV = $10,000 - [($2,100/$8,000) X $10,000] which results in the current
GACV of $10,000 being reduced by $2,625

The new GACV is $7,375.

After you, or your joint owner, reaches age 80, the death benefit will be the greatest of:

1. Total purchase payments made, less any withdrawals (and any withdrawal charges paid on the withdrawals); or

2. The value of your contract at the time the death benefit is to be paid; or

3. The greatest adjusted contract value (GACV) (as explained below).

The GACV is evaluated at each contract anniversary on or before your, or your joint owner's, 80th birthday, and on each day a purchase payment or withdrawal is made. On the contract anniversary on or before your, or your joint owner's, 80th birthday, if the current contract value is greater than the GACV, the GACV will be increased to the current value of your contract. If a purchase payment is made, the amount of the purchase payment will increase the GACV. If a withdrawal is made, the example above explains the effect of a withdrawal on the GACV.

DEATH BENEFIT OPTION B:

Prior to you, or your joint owner, reaching age 80, the death benefit will be the greatest of:

1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals) accumulated at an annual rate of 4% until the date of death; or

2. The value of your contract at the time the death benefit is to be paid; or

3. The greatest of the values of your contract resulting from taking the contract value on any five (5) year contract anniversary prior to your, or your joint owner's death; plus any payments you made subsequent to that contract anniversary, less any withdrawals (and any withdrawal charges paid on the withdrawals) subsequent to that contract anniversary.

After you, or your joint owner, reaches age 80, the death benefit will be the greatest of:

1. Total purchase payments made on or before your, or your joint owner's, 80th birthday, less any withdrawals (and any withdrawal charges paid on the withdrawals) accumulated at an annual rate of 4% until you, or your joint owner, reach age 80, plus any subsequent purchase payments, less any subsequent withdrawals (and any withdrawal charges paid on the withdrawals); or

2. The value of your contract at the time the death benefit is to be paid; or

3. The greatest of the values of the contract resulting from taking the contract value on any prior five (5) year contract anniversary on or before your or your joint owner's 80th birthday, plus any purchase payments made after that contract anniversary, less any withdrawals (and any withdrawal charges paid on the withdrawals) made after that contract anniversary.

DEATH BENEFIT OPTION C:

Prior to you, or your joint owner, reaching age 80, the death benefit will be the greatest of:

1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals); or

2. The value of your contract at the time the death benefit is to be paid; or

3. The greatest adjusted contract value (GACV) as determined below.

The GACV is initially the death benefit determined as of the day MetLife Investors receives notice that you have elected this death benefit option. This figure is based on your existing death benefit as defined in your contract, Option D (not as defined in the endorsement for this option). The GACV is then evaluated at each subsequent contract anniversary prior to your or your joint owner's death and on each subsequent day a purchase payment or withdrawal is made. On the contract anniversary, if the current contract value is greater than the GACV, the GACV will be increased to the current value of your contract. If a purchase payment is made, the amount of the purchase payment will increase the GACV. If a withdrawal is made, the GACV will be reduced by the amount withdrawn (and any associated withdrawal charges) divided by the value of your contract immediately before the withdrawal multiplied by the GACV immediately prior to the withdrawal. The example above under Death Benefit Option A explains the effect of a withdrawal on the GACV under this death benefit option.

After you, or your joint owner, reaches age 80, the death benefit will be the greatest of:

1. Total purchase payments made, less any withdrawals (and any withdrawal charges paid on the withdrawals); or

2. The value of your contract at the time the death benefit is to be paid; or

3. The GACV as determined below.

The GACV is initially the death benefit determined as of the day MetLife Investors receives notice that you have elected this death benefit option. This figure is based on your existing death benefit as defined in your contract, Option D (not as defined in the endorsement for this option). The GACV is then evaluated at each subsequent contract anniversary on or before your, or your joint owner's, 80th birthday, and on each subsequent day a purchase payment or withdrawal is made. On the contract anniversary on or before your, or your joint owner's, 80th birthday, if the current contract value is greater than the GACV, the GACV will be increased to the current value of your contract. If a purchase payment is made, the amount of the purchase payment will increase the GACV. If a withdrawal is made, the GACV will be reduced by the amount withdrawn (and any associated withdrawal charges) divided by the value of your contract immediately before the withdrawal, multiplied by the GACV immediately prior to the withdrawal. The example above under Death Benefit Option A explains the effect of a withdrawal on the GACV under this death benefit option.

DEATH BENEFIT OPTION D:

Prior to you, or your joint owner, reaching age 80, the death benefit will be the greater of:

1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals) accumulated at an annual rate of 4% from the date your contract was issued until the date of death; or

2. The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary before the date of death, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

After you, or your joint owner, reaches age 80, the death benefit will be the greater of:

1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals) accumulated at an annual rate of 4% from the date your contract was issued until you, or your joint owner, reaches age 80, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals); or

2. The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary on or before you or your joint owner reaches 80, plus any purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

DEATH BENEFIT OPTION E:

Prior to you, or your joint owner, reaching age 80, the death benefit will be the greatest of:

1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals);

2. The value of your contract at the time the death benefit is to be paid; or

3. The greatest contract value on any contract anniversary prior to your, or your joint owner's death; plus any purchase payments you made subsequent to that contract anniversary, less any withdrawals (and any withdrawal charges paid on the withdrawals) subsequent to that contract anniversary.

After you, or your joint owner, reaches age 80, the death benefit will be the greatest of:

1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals);

2. The value of your contract at the time the death benefit is to be paid; or

3. The greatest contract value on any prior contract anniversary on or before your, or your joint owner's 80th birthday; plus any purchase payments you made after that contract anniversary, less any withdrawals (and any withdrawal charges paid on the withdrawals) you made after that contract anniversary.

CHECK YOUR CONTRACT AND APPLICABLE ENDORSEMENT FOR YOUR DEATH BENEFIT.

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. We may also offer a payment option under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

There are comparable rules for distributions on the death of the annuitant under tax qualified plans. As noted, we may offer a payment option under which your beneficiary may receive payments over a period not extending beyond his or her life expectancy under a method of distribution similar to the distribution of required minimum distributions from individual accounts. For tax qualified plans, if this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may be able to choose any available optional death benefit under the new contract, but certain other contract provisions and programs will not be available. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. Moreover, if the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law also generally allows distributions to begin by the year in which the annuitant would have reached
70 1/2 (which may be more or less than five years after the annuitant's death). See "Federal Income Tax Status."

Payment under an annuity option may only be elected during the 60 day period beginning with the date MetLife Investors receives proof of death. If MetLife Investors does not receive an election during such time, it will make a single sum payment to the beneficiary at the end of the 60 day period.

DEATH OF ANNUITANT

If the annuitant, not an owner or joint owner, dies before annuity payments begin, you can name a new annuitant. If no annuitant is named within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death or change of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected.

CONTROLLED PAYOUT

You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election.

9.  FEDERAL INCOME TAX STATUS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "QUALIFIED CONTRACT." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

If your annuity is independent of any formal retirement or pension plan, it is termed a "NON-QUALIFIED CONTRACT."

Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Non-Qualified Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non- deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

It is conceivable that charges for certain benefits under a variable contract may be considered as deemed distributions subject to immediate taxation. Consult your tax adviser.

ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

..  made on or after the taxpayer reaches age 59 1/2;

..  made on or after the death of an owner;

..  attributable to the taxpayer's becoming disabled;

.. made as part of a series of substantially equal periodic payments (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or

.. under certain immediate income annuities providing for substantially equal payments made at least annually.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from Federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your own tax adviser.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

See the Statement of Additional Information and "Federal Income Tax Status" for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.

FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

INDIVIDUAL RETIREMENT ACCOUNTS (IRA'S). IRA's, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2005, $4,000 plus, for an owner age 50 or older, $500) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The contract, together with the death benefit options and the IRA endorsement, has not been submitted to the Internal Revenue Service
(IRS) for approval. To date the IRS has not addressed in a ruling of general applicability whether a death benefit provision such as the optional death benefit riders in the contract comports with IRA qualification requirements. The IRS could conceivably take the position that the offering of death benefits in excess of the greater of (a) account balance or (b) return of premium (adjusted for prior distributions) adversely affects the qualification of the contract as an IRA. Disqualification of the contract as an IRA could result in the immediate taxation of amounts held in the contract and the imposition of penalty taxes. Consult a tax adviser before electing an optional death benefit rider with an IRA.

SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2005 (as may be increased in future years for cost of living adjustments). The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments of the account value.

TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

SECTION 457(B) PLANS. An eligible 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using the contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.

OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution roles. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.

Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Taxable eligible rollover distributions" from section 401(a), 403(a), 403(b), and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

FOREIGN TAX CREDITS

To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the contract, you should keep in mind that the value of a variable annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the variable annuity contract, the value of the variable annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a variable annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. Federal income tax consequences to variable annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from variable annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.

10. OTHER INFORMATION

METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. MetLife is a leading provider of insurance and financial products and services to individual and group customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

For contracts issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet its obligations under the contracts. In the event an owner of such a contract presents a legitimate claim for payment, General American Life will pay such claim directly to the contract owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such contract owners against General American Life directly without any requirement that the contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees, and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

We are a member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

On March, 24, 1992, the Separate Account was established by MetLife Investors Insurance Company of California as a separate account under California insurance law. On November 9, 2006, and in conjunction with the merger of MetLife Investors Insurance Company of California with and into MetLife Investors, the Separate Account became a separate account of MetLife Investors, maintained under Missouri insurance law.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company ("Distributor"), 5 Park Plaza, Suite 1900, Irvine, California 92614, for the distribution of the contracts. Prior to May 1, 2001, MetLife Investors Sales Company

(formerly, COVA Life Sales Company) was the distributor of the contracts. We and Distributor have entered into selling agreements with other broker-dealers ("selling firms") for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

SELLING FIRMS

We and Distributor have entered into selling agreements with selling firms for the sale of the contracts. All selling firms receive commissions, and they may receive some form of non-cash compensation. These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our General Account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO ALL SELLING FIRMS

We and Distributor pay compensation to all selling firms in the form of commissions and may provide certain types of non-cash compensation. The maximum commission payable for contract sales by selling firms is 5.75% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions up to 1.00% of account value (less purchase payments received within the previous 12 months). We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as annuity payments). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract. Prior to the annuity date, the owner is as designated at the time the contract is issued, unless changed. On and after the annuity date, the annuitant is the owner (this may be a taxable event). The beneficiary becomes the owner when a death benefit is payable. When this occurs, some ownership rights may be limited.

JOINT OWNER. The contract can be owned by JOINT OWNERS. Any joint owner must be the spouse of the other owner (except in Pennsylvania). Upon the death of either joint owner, the surviving spouse will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY

The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

ASSIGNMENT

You can assign the contract at any time during your lifetime. MetLife Investors will not be bound by the assignment until it receives the written notice of the assignment. MetLife Investors will not be liable for any payment or other action it takes in accordance with the contract before it receives notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

FINANCIAL STATEMENTS

The consolidated financial statements of MetLife Investors and General American Life, and the financial statements of the Separate Account have been included in the Statement of Additional Information.

TABLE OF CONTENTS OF THE
STATEMENT OF ADDITIONAL INFORMATION

   Company
   Experts
   Custodian
   Distribution
   Calculation of Performance Information
   Annuity Provisions
   Tax Status of the Contracts
   Financial Statements

To request a Statement of Additional Information for the MetLife Investors Fixed and Variable Annuity dated November 9, 2006, please enter your name and address in the spaces provided below, and detach and mail this form to us at:

MetLife Investors Insurance Company
Attn: Variable Products
5 Park Plaza, Suite 1900
Irvine, CA 92614

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Please send me, at no charge, the Statement of Additional Information dated November 9, 2006 for the Cova and Premier Advisor Fixed and Variable Annuities issued by MetLife Investors.

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Name

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Street Address

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City                                                              State  Zip Code

APPENDIX A
CONDENSED FINANCIAL INFORMATION

ACCUMULATION UNIT VALUE HISTORY

The following schedule includes accumulation unit values for the periods indicated. This data has been extracted from the Separate Account's Financial Statements. This information should be read in conjunction with the Separate Account's Financial Statements and related notes which are included in the Statement of Additional Information.

                                           AUV AT    AUV AT   ACCUM. UNITS
                                          BEGINNING    END       END OF
                                          OF PERIOD OF PERIOD    PERIOD
      --------------------------------------------------------------------
      AIM V.I. - CAPITAL APPRECIATION FUND - SERIES I
         01/01/1998    to    12/31/1998     10.00     11.80       5,570
         01/01/1999    to    12/31/1999     11.80     16.83      63,264
         01/01/2000    to    12/31/2000     16.83     14.78     217,297
         01/01/2001    to    12/31/2001     14.78     11.18     252,725
         01/01/2002    to    12/31/2002     11.18      8.34     206,023
         01/01/2003    to    12/31/2003      8.34     10.65     176,636
         01/01/2004    to    12/31/2004     10.65     11.20     153,494
         01/01/2005    to    12/31/2005     11.20     12.02     126,259
      --------------------------------------------------------------------
      AIM V.I. - INTERNATIONAL GROWTH FUND - SERIES I
         01/01/1998    to    12/31/1998     10.00     11.42      15,257
         01/01/1999    to    12/31/1999     11.42     17.46      19,322
         01/01/2000    to    12/31/2000     17.46     12.67      47,794
         01/01/2001    to    12/31/2001     12.67      9.55      55,190
         01/01/2002    to    12/31/2002      9.55      7.94      41,175
         01/01/2003    to    12/31/2003      7.94     10.11      34,406
         01/01/2004    to    12/31/2004     10.11     12.36      22,130
         01/01/2005    to    12/31/2005     12.36     14.38      17,331
      --------------------------------------------------------------------
      AIM V.I. - PREMIER EQUITY FUND - SERIES I
         01/01/1998    to    12/31/1998     10.00     13.08       2,865
         01/01/1999    to    12/31/1999     13.08     16.75     158,759
         01/01/2000    to    12/31/2000     16.75     14.10     388,155
         01/01/2001    to    12/31/2001     14.10     12.15     399,956
         01/01/2002    to    12/31/2002     12.15      8.36     318,506
         01/01/2003    to    12/31/2003      8.36     10.31     265,796
         01/01/2004    to    04/30/2004     10.31     10.12     252,753
      --------------------------------------------------------------------
      ALLIANCEBERNSTEIN VPS PREMIER GROWTH - CLASS A
      (NOW MIST JANUS AGGRESSIVE GROWTH)
         01/01/1998    to    12/31/1998     10.00     14.62      62,869
         01/01/1999    to    12/31/1999     14.62     19.08     130,836
         01/01/2000    to    12/31/2000     19.08     15.69     243,239
         01/01/2001    to    12/31/2001     15.69     12.81     283,937
         01/01/2002    to    12/31/2002     12.81      8.76     251,537
         01/01/2003    to    12/31/2003      8.76     10.68     218,641
         01/01/2004    to    04/30/2004     10.68     10.58     208,558
      --------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                             AUV AT      AUV AT     ACCUM. UNITS
                                            BEGINNING      END         END OF
                                            OF PERIOD   OF PERIOD      PERIOD
      ----------------------------------------------------------------------------
      ALLIANCEBERNSTEIN VPS REAL ESTATE INVEST - CLASS A
      (NOW NEUBERGER BERMAN REAL ESTATE)
         01/01/1998    to    12/31/1998       10.00        8.00        22,077
         01/01/1999    to    12/31/1999        8.00        7.49        29,380
         01/01/2000    to    12/31/2000        7.49        9.35        55,762
         01/01/2001    to    12/31/2001        9.35       10.22        81,215
         01/01/2002    to    12/31/2002       10.22       10.34        74,081
         01/01/2003    to    12/31/2003       10.34       14.20        61,311
         01/01/2004    to    12/31/2004       14.20       18.99        46,180
         01/01/2005    to    04/29/2005       18.99       18.01        43,279
      ----------------------------------------------------------------------------
      DWS (FORMERLY SCUDDER SVS II) DREMAN HIGH RETURN EQUITY VIP - CLASS A
         05/15/1998    to    12/31/1998       10.00       10.49             0
         01/01/1999    to    12/31/1999       10.49        9.27             0
         01/01/2000    to    12/31/2000        9.27       12.03             0
         01/01/2001    to    12/31/2001       12.03       12.07             0
         01/01/2002    to    12/31/2002       12.07        9.76             0
         01/01/2003    to    12/31/2003        9.76       12.69             0
         01/01/2004    to    04/30/2004       12.69       12.67             0
      ----------------------------------------------------------------------------
      DWS (FORMERLY SCUDDER SVS II) DREMAN SMALL CAP VALUE VIP - CLASS A
      (NOW MIST THIRD AVENUE SMALL CAP VALUE - CLASS A)
         01/01/1998    to    12/31/1998       10.00        8.77        16,641
         01/01/1999    to    12/31/1999        8.77        8.89        27,733
         01/01/2000    to    12/31/2000        8.89        9.12        35,016
         01/01/2001    to    12/31/2001        9.12       10.58        30,568
         01/01/2002    to    12/31/2002       10.58        9.25        24,652
         01/01/2003    to    12/31/2003        9.25       12.95        17,586
         01/01/2004    to    12/31/2004       12.95       16.10        14,859
         01/01/2005    to    04/29/2005       16.10       15.02        13,478
      ----------------------------------------------------------------------------
      DWS (FORMERLY SCUDDER SVS II) GOVERNMENT & AGENCY SECURITIES VIP - CLASS A
         01/01/1998    to    12/31/1998       10.00       10.63         2,519
         01/01/1999    to    12/31/1999       10.63       10.56        20,807
         01/01/2000    to    12/31/2000       10.56       11.55        23,467
         01/01/2001    to    12/31/2001       11.55       12.24        78,903
         01/01/2002    to    12/31/2002       12.24       13.04        63,900
         01/01/2003    to    12/31/2003       13.04       13.15        48,659
         01/01/2004    to    12/31/2004       13.15       13.46        26,363
         01/01/2005    to    12/31/2005       13.46       13.61        16,294
      ----------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                           AUV AT    AUV AT   ACCUM. UNITS
                                          BEGINNING    END       END OF
                                          OF PERIOD OF PERIOD    PERIOD
      --------------------------------------------------------------------
      DWS (FORMERLY SCUDDER SVS II) SMALL CAP GROWTH VIP - CLASS A
         01/01/1998    to    12/31/1998     10.00     11.69       3,829
         01/01/1999    to    12/31/1999     11.69     15.51       8,195
         01/01/2000    to    12/31/2000     15.51     13.65      16,931
         01/01/2001    to    12/31/2001     13.65      9.58      20,746
         01/01/2002    to    12/31/2002      9.58      6.29      19,777
         01/01/2003    to    12/31/2003      6.29      8.24      19,561
         01/01/2004    to    12/31/2004      8.24      9.02      18,728
         01/01/2005    to    12/31/2005      9.02      9.53      16,106
      --------------------------------------------------------------------
      FIDELITY VIP CONTRAFUND
         02/17/1998    to    12/31/1998     10.00     12.43          78
         01/01/1999    to    12/31/1999     12.43     15.24         623
         01/01/2000    to    12/31/2000     15.24     14.03       1,313
         01/01/2001    to    12/31/2001     14.03     12.14       3,004
         01/01/2002    to    12/31/2002     12.14     10.85       3,272
         01/01/2003    to    12/31/2003     10.85     13.74       3,061
         01/01/2004    to    12/31/2004     13.74     15.65       3,012
         01/01/2005    to    04/29/2005     15.65     15.02       2,968
      --------------------------------------------------------------------
      FIDELITY VIP EQUITY-INCOME - INITIAL CLASS
         02/17/1998    to    12/31/1998     10.00     10.67         772
         01/01/1999    to    12/31/1999     10.67     11.20       3,423
         01/01/2000    to    12/31/2000     11.20     11.97       3,607
         01/01/2001    to    12/31/2001     11.97     11.22         665
         01/01/2002    to    12/31/2002     11.22      9.19         690
         01/01/2003    to    12/31/2003      9.19     11.81         664
         01/01/2004    to    12/31/2004     11.81     12.99         851
         01/01/2005    to    12/31/2005     12.99     13.56         582
      --------------------------------------------------------------------
      FIDELITY VIP GROWTH - INITIAL CLASS
         02/17/1998    to    12/31/1998     10.00     13.12         505
         01/01/1999    to    12/31/1999     13.12     17.78       4,777
         01/01/2000    to    12/31/2000     17.78     15.61       7,715
         01/01/2001    to    12/31/2001     15.61     12.67       7,761
         01/01/2002    to    12/31/2002     12.67      8.73       8,261
         01/01/2003    to    12/31/2003      8.73     11.44       7,254
         01/01/2004    to    12/31/2004     11.44     11.66       4,116
         01/01/2005    to    12/31/2005     11.66     12.17       3,813
      --------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                           AUV AT    AUV AT   ACCUM. UNITS
                                          BEGINNING    END       END OF
                                          OF PERIOD OF PERIOD    PERIOD
      --------------------------------------------------------------------
      FIDELITY VIP GROWTH & INCOME - INITIAL CLASS
         02/17/1998    to    12/31/1998     10.00     12.26       2,082
         01/01/1999    to    12/31/1999     12.26     13.20       6,964
         01/01/2000    to    12/31/2000     13.20     12.54       7,498
         01/01/2001    to    12/31/2001     12.54     11.29       5,235
         01/01/2002    to    12/31/2002     11.29      9.28       5,511
         01/01/2003    to    12/31/2003      9.28     11.33       5,413
         01/01/2004    to    12/31/2004     11.33     11.82       3,750
         01/01/2005    to    12/31/2005     11.82     12.54       3,675
      --------------------------------------------------------------------
      FIDELITY VIP GROWTH OPPORTUNITIES - INITIAL CLASS
         02/17/1998    to    12/31/1998     10.00     11.81         114
         01/01/1999    to    12/31/1999     11.81     12.14         521
         01/01/2000    to    12/31/2000     12.14      9.93       1,949
         01/01/2001    to    12/31/2001      9.93      8.38       1,894
         01/01/2002    to    12/31/2002      8.38      6.46       1,816
         01/01/2003    to    12/31/2003      6.46      8.27       1,718
         01/01/2004    to    12/31/2004      8.27      8.74       1,650
         01/01/2005    to    12/31/2005      8.74      9.39       1,463
      --------------------------------------------------------------------
      FRANKLIN TEMPLETON DEVELOPING MARKETS SECURITIES - CLASS 1
         05/01/1998    to    12/31/1998      5.65      7.56       7,033
         01/01/1999    to    12/31/1999      7.56     11.48      13,256
         01/01/2000    to    12/31/2000     11.48      7.72      43,226
         01/01/2001    to    12/31/2001      7.72      7.00      55,737
         01/01/2002    to    12/31/2002      7.00      6.91      48,279
         01/01/2003    to    12/31/2003      6.91     10.47      41,611
         01/01/2004    to    12/31/2004     10.47     12.89      33,142
         01/01/2005    to    12/31/2005     12.89     16.24      25,079
      --------------------------------------------------------------------
      FRANKLIN TEMPLETON FOREIGN SECURITIES - CLASS 1
         05/01/1998    to    12/31/1998      7.89      9.15       6,626
         01/01/1999    to    12/31/1999      9.15     11.16      50,837
         01/01/2000    to    12/31/2000     11.16     10.76      83,612
         01/01/2001    to    12/31/2001     10.76      8.94      92,283
         01/01/2002    to    12/31/2002      8.94      7.19      86,762
         01/01/2003    to    12/31/2003      7.19      9.40      82,464
         01/01/2004    to    12/31/2004      9.40     11.02      65,880
         01/01/2005    to    12/31/2005     11.02     12.01      58,001
      --------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                           AUV AT    AUV AT   ACCUM. UNITS
                                          BEGINNING    END       END OF
                                          OF PERIOD OF PERIOD    PERIOD
      --------------------------------------------------------------------
      FRANKLIN TEMPLETON GLOBAL INCOME SECURITIES - CLASS 1
      (NOW MIST PIMCO TOTAL RETURN)
         03/01/1999    to    12/31/1999     10.00      9.70         785
         01/01/2000    to    12/31/2000      9.70     10.07       2,988
         01/01/2001    to    12/31/2001     10.07     10.19       4,278
         01/01/2002    to    12/31/2002     10.19     12.20       4,417
         01/01/2003    to    12/31/2003     12.20     14.76       4,340
         01/01/2004    to    04/30/2004     14.76     14.38       4,308
      --------------------------------------------------------------------
      FRANKLIN TEMPLETON GROWTH SECURITIES - CLASS 1
         01/19/1999    to    12/31/1999     10.00     13.32       8,686
         01/01/2000    to    12/31/2000     13.32     14.11      19,579
         01/01/2001    to    12/31/2001     14.11     13.78      19,204
         01/01/2002    to    12/31/2002     13.78     11.10      19,002
         01/01/2003    to    12/31/2003     11.10     14.51      13,934
         01/01/2004    to    12/31/2004     14.51     16.64      13,317
         01/01/2005    to    12/31/2005     16.64     17.89      11,847
      --------------------------------------------------------------------
      FRANKLIN TEMPLETON LARGE CAP GROWTH - CLASS 1
      (NOW MIST PIMCO TOTAL RETURN)
         03/01/1999    to    12/31/1999     10.00     14.69      10,673
         01/01/2000    to    12/31/2000     14.69     15.25      54,641
         01/01/2001    to    12/31/2001     15.25     13.35      63,120
         01/01/2002    to    12/31/2002     13.35     10.14      56,449
         01/01/2003    to    12/31/2003     10.14     12.71      43,332
         01/01/2004    to    04/30/2004     12.71     12.75      29,189
      --------------------------------------------------------------------
      FRANKLIN TEMPLETON MUTUAL SHARES SECURITIES - CLASS 1
         05/01/1998    to    12/31/1998      8.64      9.65         944
         01/01/1999    to    12/31/1999      9.65     10.43       9,448
         01/01/2000    to    12/31/2000     10.43     11.61      33,778
         01/01/2001    to    12/31/2001     11.61     12.28      58,419
         01/01/2002    to    12/31/2002     12.28     10.71      30,450
         01/01/2003    to    12/31/2003     10.71     13.25      27,172
         01/01/2004    to    04/30/2004     13.25     13.46      31,885
      --------------------------------------------------------------------
      FRANKLIN TEMPLETON SMALL CAP - CLASS 1
      (NOW MSF T. ROWE PRICE SMALL CAP GROWTH)
         03/01/1999    to    12/31/1999     10.00     17.72       7,226
         01/01/2000    to    12/31/2000     17.72     14.61      57,662
         01/01/2001    to    12/31/2001     14.61     12.25      55,985
         01/01/2002    to    12/31/2002     12.25      8.63      50,085
         01/01/2003    to    12/31/2003      8.63     11.71      44,373
         01/01/2004    to    04/30/2004     11.71     11.94      42,527
      --------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                           AUV AT    AUV AT   ACCUM. UNITS
                                          BEGINNING    END       END OF
                                          OF PERIOD OF PERIOD    PERIOD
      --------------------------------------------------------------------
      GACC MONEY MARKET (NOW MSF BLACKROCK MONEY MARKET)
         12/04/1997    to    12/31/1997     10.63     10.67      14,053
         01/01/1998    to    12/31/1998     10.67     11.11     129,569
         01/01/1999    to    12/31/1999     11.11     11.53     157,984
         01/01/2000    to    12/31/2000     11.53     12.10     172,790
         01/01/2001    to    12/31/2001     12.10     12.41     312,430
         01/01/2002    to    12/31/2002     12.41     12.44     268,445
         01/01/2003    to    04/25/2003     12.44     12.43     264,420
      --------------------------------------------------------------------
      MFS/VIT BOND SERIES - INITIAL CLASS
      (NOW MIST PIMCO TOTAL RETURN)
         05/15/1998    to    12/31/1998     10.00     10.51           0
         01/01/1999    to    12/31/1999     10.51     10.29           0
         01/01/2000    to    12/31/2000     10.29     11.17           0
         01/01/2001    to    12/31/2001     11.17     11.98           0
         01/01/2002    to    12/31/2002     11.98     12.87           0
         01/01/2003    to    12/31/2003     12.87     13.88           0
         01/01/2004    to    04/30/2004     13.88     13.86           0
      --------------------------------------------------------------------
      MFS/VIT EMERGING GROWTH SERIES - INITIAL CLASS
      (NOW MSF T. ROWE PRICE LARGE CAP GROWTH)
         01/01/1998    to    12/31/1998     10.00     13.24      47,710
         01/01/1999    to    12/31/1999     13.24     23.08      62,562
         01/01/2000    to    12/31/2000     23.08     18.30      93,844
         01/01/2001    to    12/31/2001     18.30     12.00      88,547
         01/01/2002    to    12/31/2002     12.00      7.84      67,529
         01/01/2003    to    12/31/2003      7.84     10.07      52,066
         01/01/2004    to    04/30/2004     10.07     10.28      49,284
      --------------------------------------------------------------------
      MFS/VIT HIGH INCOME SERIES - INITIAL CLASS
         01/01/1998    to    12/31/1998     10.00      9.86      13,080
         01/01/1999    to    12/31/1999      9.86     10.35      21,540
         01/01/2000    to    12/31/2000     10.35      9.53      29,111
         01/01/2001    to    12/31/2001      9.53      9.59      35,874
         01/01/2002    to    12/31/2002      9.59      9.70      42,215
         01/01/2003    to    12/31/2003      9.70     11.28      42,595
         01/01/2004    to    12/31/2004     11.28     12.14      26,879
         01/01/2005    to    04/29/2005     12.14     11.79      26,802
      --------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                           AUV AT    AUV AT   ACCUM. UNITS
                                          BEGINNING    END       END OF
                                          OF PERIOD OF PERIOD    PERIOD
      --------------------------------------------------------------------
      MFS/VIT INVESTORS TRUST SERIES - INITIAL CLASS
      (NOW MIST OPPENHEIMER CAPITAL APPRECIATION - CLASS B)
         01/01/1998    to    12/31/1998     10.00     12.08       64,791
         01/01/1999    to    12/31/1999     12.08     12.70      112,973
         01/01/2000    to    12/31/2000     12.70     12.51      149,611
         01/01/2001    to    12/31/2001     12.51     10.37      172,768
         01/01/2002    to    12/31/2002     10.37      8.08      169,002
         01/01/2003    to    12/31/2003      8.08      9.73      149,790
         01/01/2004    to    12/31/2004      9.73     10.69      125,533
         01/01/2005    to    04/29/2005     10.69     10.15      106,768
      --------------------------------------------------------------------
      MFS/VIT RESEARCH SERIES - INITIAL CLASS
      (NOW MIST OPPENHEIMER CAPITAL APPRECIATION - CLASS A)
         01/01/1998    to    12/31/1998     10.00     12.18       25,994
         01/01/1999    to    12/31/1999     12.18     14.90       62,149
         01/01/2000    to    12/31/2000     14.90     13.98       91,630
         01/01/2001    to    12/31/2001     13.98     10.85       93,751
         01/01/2002    to    12/31/2002     10.85      8.08       75,416
         01/01/2003    to    12/31/2003      8.08      9.93       67,950
         01/01/2004    to    04/30/2004      9.93     10.12       64,060
      --------------------------------------------------------------------
      MFS/VIT STRATEGIC INCOME SERIES - INITIAL CLASS
      (NOW MSF WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES)
         01/01/1998    to    12/31/1998     10.00     10.66          385
         01/01/1999    to    12/31/1999     10.66     10.25        1,050
         01/01/2000    to    12/31/2000     10.25     10.61        1,396
         01/01/2001    to    12/31/2001     10.61     10.95        1,368
         01/01/2002    to    12/31/2002     10.95     11.71        6,964
         01/01/2003    to    12/31/2003     11.71     12.75       12,191
         01/01/2004    to    04/30/2004     12.75     12.72       11,801
      --------------------------------------------------------------------
      MIST - JANUS AGGRESSIVE GROWTH - CLASS A
         05/01/2004    to    12/31/2004      9.08      9.89      207,451
         01/01/2005    to    12/31/2005      9.89     11.10      167,265
      --------------------------------------------------------------------
      MIST - J.P. MORGAN ENHANCED INDEX - CLASS A
         04/30/1996    to    12/31/1996     10.16     11.33      126,231
         01/01/1997    to    12/31/1997     11.33     14.89      686,677
         01/01/1998    to    12/31/1998     14.89     19.43    1,132,390
         01/01/1999    to    12/31/1999     19.43     22.55    1,531,957
         01/01/2000    to    12/31/2000     22.55     19.66    1,621,909
         01/01/2001    to    12/31/2001     19.66     17.18    1,469,086
         01/01/2002    to    12/31/2002     17.18     12.71    1,111,777
         01/01/2003    to    04/25/2003     12.71     13.22    1,017,364
      --------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                           AUV AT    AUV AT   ACCUM. UNITS
                                          BEGINNING    END       END OF
                                          OF PERIOD OF PERIOD    PERIOD
      --------------------------------------------------------------------
      MIST - J.P. MORGAN INTERNATIONAL EQUITY - CLASS A
         04/30/1996    to    12/31/1996     10.10     10.97      124,032
         01/01/1997    to    12/31/1997     10.97     11.46      554,105
         01/01/1998    to    12/31/1998     11.46     12.89      779,375
         01/01/1999    to    12/31/1999     12.89     16.33      838,996
         01/01/2000    to    12/31/2000     16.33     13.41      875,028
         01/01/2001    to    12/31/2001     13.41     10.54      755,026
         01/01/2002    to    12/31/2002     10.54      8.69      539,100
         01/01/2003    to    04/25/2003      8.69      8.46      479,666
      --------------------------------------------------------------------
      MIST - J.P. MORGAN QUALITY BOND - CLASS A
         04/30/1996    to    12/31/1996      9.95     10.37       64,534
         01/01/1997    to    12/31/1997     10.37     11.16      234,643
         01/01/1998    to    12/31/1998     11.16     11.91      501,045
         01/01/1999    to    12/31/1999     11.91     11.57      629,401
         01/01/2000    to    12/31/2000     11.57     12.71      574,866
         01/01/2001    to    12/31/2001     12.71     13.41      616,266
         01/01/2002    to    12/31/2002     13.41     14.41      561,826
         01/01/2003    to    12/31/2003     14.41     14.78      452,385
         01/01/2004    to    11/19/2004     14.78     15.20      335,719
      --------------------------------------------------------------------
      MIST - J.P. MORGAN SELECT EQUITY - CLASS A
      (NOW MSF CAPITAL GUARDIAN U.S. EQUITY - CLASS A)
         04/30/1996    to    12/31/1996     10.15     10.84      185,509
         01/01/1997    to    12/31/1997     10.84     14.05      700,550
         01/01/1998    to    12/31/1998     14.05     16.99    1,052,797
         01/01/1999    to    12/31/1999     16.99     18.38    1,237,436
         01/01/2000    to    12/31/2000     18.38     17.00    1,213,970
         01/01/2001    to    12/31/2001     17.00     15.75    1,069,611
         01/01/2002    to    12/31/2002     15.75     11.55      832,714
         01/01/2003    to    12/31/2003     11.55     15.21      722,224
         01/01/2004    to    11/19/2004     15.21     16.41      559,544
      --------------------------------------------------------------------
      MIST - LARGE CAP RESEARCH - CLASS A
         02/17/1998    to    12/31/1998     10.76     11.83       49,894
         01/01/1999    to    12/31/1999     11.83     14.64      142,370
         01/01/2000    to    12/31/2000     14.64     16.25      173,756
         01/01/2001    to    02/09/2001     16.25     16.10      183,306
      --------------------------------------------------------------------
      MIST - LORD ABBETT AMERICA'S VALUE - CLASS B
         05/01/2004    to    12/31/2004     12.32     13.92       35,476
         01/01/2005    to    12/31/2005     13.92     14.27       41,715
      --------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                           AUV AT    AUV AT   ACCUM. UNITS
                                          BEGINNING    END       END OF
                                          OF PERIOD OF PERIOD    PERIOD
      --------------------------------------------------------------------
      MIST - LORD ABBETT BOND DEBENTURE - CLASS A
         04/30/1996    to    12/31/1996     10.15     11.30       39,545
         01/01/1997    to    12/31/1997     11.30     12.88      347,400
         01/01/1998    to    12/31/1998     12.88     13.50      681,676
         01/01/1999    to    12/31/1999     13.50     13.77      859,300
         01/01/2000    to    12/31/2000     13.77     13.68      846,521
         01/01/2001    to    12/31/2001     13.68     14.00      856,989
         01/01/2002    to    12/31/2002     14.00     13.76      720,667
         01/01/2003    to    12/31/2003     13.76     16.21      695,333
         01/01/2004    to    12/31/2004     16.21     17.33      541,128
         01/01/2005    to    12/31/2005     17.33     17.40      435,143
      --------------------------------------------------------------------
      MIST - LORD ABBETT DEVELOPING GROWTH - CLASS A
         08/19/1997    to    12/31/1997     10.83     10.53        6,039
         01/01/1998    to    12/31/1998     10.53     11.07       70,926
         01/01/1999    to    12/31/1999     11.07     14.45      130,053
         01/01/2000    to    12/31/2000     14.45     11.57      210,893
         01/01/2001    to    12/31/2001     11.57     10.63      215,410
         01/01/2002    to    12/31/2002     10.63      7.44      170,804
         01/01/2003    to    04/25/2003      7.44      7.57      164,981
      --------------------------------------------------------------------
      MIST - LORD ABBETT GROWTH AND INCOME - CLASS A
         01/08/1999    to    12/31/1999     35.90     39.46    1,241,056
         01/01/2000    to    12/31/2000     39.46     44.62    1,257,696
         01/01/2001    to    12/31/2001     44.62     41.48    1,303,193
         01/01/2002    to    12/31/2002     41.48     33.56    1,155,318
         01/01/2003    to    12/31/2003     33.56     43.37    1,413,816
         01/01/2004    to    12/31/2004     43.37     48.29    1,280,791
         01/01/2005    to    12/31/2005     48.29     49.37    1,055,871
      --------------------------------------------------------------------
      MIST - LORD ABBETT GROWTH OPPORTUNITIES - CLASS A
         05/01/2001    to    12/31/2001      9.64      8.83       11,809
         01/01/2002    to    12/31/2002      8.83      6.60       11,254
         01/01/2003    to    12/31/2003      6.60      8.87      187,976
         01/01/2004    to    12/31/2004      8.87      9.87      168,005
         01/01/2005    to    12/31/2005      9.87     10.19      147,750
      --------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    AUV AT    AUV AT   ACCUM. UNITS
                                                   BEGINNING    END       END OF
                                                   OF PERIOD OF PERIOD    PERIOD
-----------------------------------------------------------------------------------
MIST - LORD ABBETT MID-CAP VALUE - CLASS A
   08/19/1997    to    12/31/1997                    10.05     10.47       8,510
   01/01/1998    to    12/31/1998                    10.47     10.44      85,457
   01/01/1999    to    12/31/1999                    10.44     10.88     132,159
   01/01/2000    to    12/31/2000                    10.88     16.40     205,339
   01/01/2001    to    12/31/2001                    16.40     17.48     232,713
   01/01/2002    to    12/31/2002                    17.48     15.63     269,033
   01/01/2003    to    12/31/2003                    15.63     19.45     252,891
   01/01/2004    to    12/31/2004                    19.45     23.94     236,093
   01/01/2005    to    12/31/2005                    23.94     25.56     207,611
-----------------------------------------------------------------------------------
MIST - MET/PUTNAM CAPITAL OPPORTUNITIES - CLASS A
   04/30/1996    to    12/31/1996                    10.91     11.31     113,118
   01/01/1997    to    12/31/1997                    11.31     13.49     487,580
   01/01/1998    to    12/31/1998                    13.49     12.58     663,925
   01/01/1999    to    12/31/1999                    12.58     17.93     632,695
   01/01/2000    to    12/31/2000                    17.93     15.82     665,868
   01/01/2001    to    12/31/2001                    15.82     14.28     580,192
   01/01/2002    to    12/31/2002                    14.28     11.12     465,910
   01/01/2003    to    12/31/2003                    11.12     14.12     404,753
   01/01/2004    to    12/31/2004                    14.12     16.50     322,796
   01/01/2005    to    12/31/2005                    16.50     17.91     249,921
-----------------------------------------------------------------------------------
MIST - MFS RESEARCH INTERNATIONAL - CLASS A
   05/01/2003    to    12/31/2003                    10.25     13.28     364,909
   01/01/2004    to    12/31/2004                    13.28     15.69     340,337
   01/01/2005    to    12/31/2005                    15.69     18.07     327,535
-----------------------------------------------------------------------------------
MIST - NEUBERGER BERMAN REAL ESTATE - CLASS A
   05/01/2005    to    12/31/2005                    18.19     20.93      39,242
-----------------------------------------------------------------------------------
MIST - OPPENHEIMER CAPITAL APPRECIATION - CLASS A
   05/01/2004    to    12/31/2004                     9.63     10.24      89,774
   01/01/2005    to    12/31/2005                    10.24     10.60     190,414
-----------------------------------------------------------------------------------
MIST - OPPENHEIMER CAPITAL APPRECIATION - CLASS B
   05/01/2005    to    12/31/2005                     7.95      8.63         320
-----------------------------------------------------------------------------------
MIST - PIMCO TOTAL RETURN - CLASS A
   05/01/2004    to    12/31/2004                    11.76     12.21     427,454
   01/01/2005    to    12/31/2005                    12.21     12.34     376,451
-----------------------------------------------------------------------------------
MIST - VAN KAMPEN COMSTOCK - CLASS B
   05/01/2005    to    12/31/2005                    10.00     10.48      14,340
-----------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                 AUV AT    AUV AT   ACCUM. UNITS
                                                BEGINNING    END       END OF
                                                OF PERIOD OF PERIOD    PERIOD
--------------------------------------------------------------------------------
MSF - BLACKROCK BOND INCOME - CLASS A
   05/01/2004    to    12/31/2004                 45.55     47.26      15,846
   01/01/2005    to    12/31/2005                 47.26     47.73      15,209
--------------------------------------------------------------------------------
MSF - BLACKROCK MONEY MARKET - CLASS A
   01/01/2003    to    12/31/2003                 10.01      9.96     177,316
   01/01/2004    to    12/31/2004                  9.96      9.91     123,483
   01/01/2005    to    12/31/2005                  9.91     10.06     104,958
--------------------------------------------------------------------------------
MSF - CAPITAL GUARDIAN U.S. EQUITY - CLASS A
   05/01/2003    to    12/31/2003                  8.45     10.63      12,599
   01/01/2004    to    12/31/2004                 10.63     11.45     887,766
   01/01/2005    to    12/31/2005                 11.45     11.95     671,545
--------------------------------------------------------------------------------
MSF - DAVIS VENTURE VALUE - CLASS A
   05/01/2003    to    12/31/2003                 22.55     28.43       2,642
   01/01/2004    to    12/31/2004                 28.43     31.50       5,458
   01/01/2005    to    12/31/2005                 31.50     34.26       5,405
--------------------------------------------------------------------------------
MSF - FI INTERNATIONAL STOCK - CLASS B
   05/01/2003    to    12/31/2003                 10.00     12.62       2,840
   01/01/2004    to    12/31/2004                 12.62     14.68       2,707
   01/01/2005    to    12/31/2005                 14.68     17.03       2,390
--------------------------------------------------------------------------------
MSF - JENNISON GROWTH - CLASS B
   05/01/2004    to    12/31/2004                  9.64     10.48         434
   01/01/2005    to    12/31/2005                 10.48     11.73       9,211
--------------------------------------------------------------------------------
MSF - MET/PUTNAM VOYAGER - CLASS B
   05/01/2003    to    12/31/2003                 10.00     11.73       4,911
   01/01/2004    to    12/31/2004                 11.73     12.11       7,656
   01/01/2005    to    04/29/2005                 12.11     11.03       9,732
--------------------------------------------------------------------------------
MSF - MFS TOTAL RETURN - CLASS A
   05/01/2003    to    12/31/2003                 34.05     38.42       9,556
   01/01/2004    to    12/31/2004                 38.42     42.15      14,290
   01/01/2005    to    12/31/2005                 42.15     42.86      18,317
--------------------------------------------------------------------------------
MSF - OPPENHEIMER GLOBAL EQUITY - CLASS B
   05/01/2005    to    12/31/2005                 14.37     16.82       1,769
--------------------------------------------------------------------------------
MSF - T. ROWE PRICE LARGE CAP GROWTH - CLASS A
   05/01/2004    to    12/31/2004                 11.28     12.24      78,846
   01/01/2005    to    12/31/2005                 12.24     12.86      74,008
--------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                 AUV AT    AUV AT   ACCUM. UNITS
                                                BEGINNING    END       END OF
                                                OF PERIOD OF PERIOD    PERIOD
--------------------------------------------------------------------------------
MSF - T. ROWE PRICE SMALL CAP GROWTH - CLASS A
   05/01/2004    to    12/31/2004                 12.53     13.38      35,817
   01/01/2005    to    12/31/2005                 13.38     14.64      35,735
--------------------------------------------------------------------------------
MSF - WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES - CLASS A
   05/01/2004    to    12/31/2004                 19.04     20.23       7,977
   01/01/2005    to    12/31/2005                 20.23     20.52       4,607
--------------------------------------------------------------------------------
OPPENHEIMER BOND FUND/VA
(NOW MSF BLACKROCK BOND INCOME)
   01/01/1998    to    12/31/1998                 10.00     10.55      46,377
   01/01/1999    to    12/31/1999                 10.55     10.25      71,773
   01/01/2000    to    12/31/2000                 10.25     10.72      81,606
   01/01/2001    to    12/31/2001                 10.72     11.39      84,103
   01/01/2002    to    12/31/2002                 11.39     12.26      88,381
   01/01/2003    to    12/31/2003                 12.26     12.91      78,647
   01/01/2004    to    04/30/2004                 12.91     12.89      69,768
--------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA
(NOW MIST OPPENHEIMER CAPITAL APPRECIATION)
   01/01/1998    to    12/31/1998                 10.00     12.24       5,037
   01/01/1999    to    12/31/1999                 12.24     17.10      15,979
   01/01/2000    to    12/31/2000                 17.10     16.83      30,729
   01/01/2001    to    12/31/2001                 16.83     14.51      31,245
   01/01/2002    to    12/31/2002                 14.51     10.46      28,516
   01/01/2003    to    12/31/2003                 10.46     13.51      26,143
   01/01/2004    to    12/31/2004                 13.51     14.24      17,573
   01/01/2005    to    04/29/2005                 14.24     13.37      15,409
--------------------------------------------------------------------------------
OPPENHEIMER HIGH INCOME FUND/VA
   01/01/1998    to    12/31/1998                 10.00      9.91      10,533
   01/01/1999    to    12/31/1999                  9.91     10.19      25,621
   01/01/2000    to    12/31/2000                 10.19      9.67      32,733
   01/01/2001    to    12/31/2001                  9.67      9.72      28,146
   01/01/2002    to    12/31/2002                  9.72      9.36      22,628
   01/01/2003    to    12/31/2003                  9.36     11.44      21,951
   01/01/2004    to    04/30/2004                 11.44     11.58      18,967
--------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                             AUV AT    AUV AT   ACCUM. UNITS
                                            BEGINNING    END       END OF
                                            OF PERIOD OF PERIOD    PERIOD
    ------------------------------------------------------------------------
    OPPENHEIMER MAIN STREET FUND/VA
       01/01/1998    to    12/31/1998         10.00     10.34      14,882
       01/01/1999    to    12/31/1999         10.34     12.41      34,600
       01/01/2000    to    12/31/2000         12.41     11.16      54,516
       01/01/2001    to    12/31/2001         11.16      9.89      51,663
       01/01/2002    to    12/31/2002          9.89      7.92      44,440
       01/01/2003    to    12/31/2003          7.92      9.89      40,020
       01/01/2004    to    04/30/2004          9.89      9.90      40,037
    ------------------------------------------------------------------------
    OPPENHEIMER STRATEGIC BOND FUND/VA
       01/01/1998    to    12/31/1998         10.00     10.16       2,684
       01/01/1999    to    12/31/1999         10.16     10.31       7,504
       01/01/2000    to    12/31/2000         10.31     10.43      11,203
       01/01/2001    to    12/31/2001         10.43     10.78       8,141
       01/01/2002    to    12/31/2002         10.78     11.43       9,802
       01/01/2003    to    12/31/2003         11.43     13.30      10,260
       01/01/2004    to    04/30/2004         13.30     13.26       7,285
    ------------------------------------------------------------------------
    PUTNAM VT EQUITY INCOME - CLASS IB
       05/01/2003    to    12/31/2003         10.00     12.04       8,279
       01/01/2004    to    12/31/2004         12.04     13.27      20,274
       01/01/2005    to    12/31/2005         13.27     13.81      25,047
    ------------------------------------------------------------------------
    PUTNAM VT GROWTH AND INCOME - CLASS IB
       05/01/2003    to    12/31/2003          9.15     11.26       3,711
       01/01/2004    to    12/31/2004         11.26     12.34       1,806
       01/01/2005    to    12/31/2005         12.34     12.80       2,030
    ------------------------------------------------------------------------

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available under any of the products described herein for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) DWS Variable Series II (formerly Scudder Variable Series II): DWS Government & Agency Securities VIP (Class A) (formerly Scudder Government & Agency Securities Portfolio) (Class A) (closed May 1, 2002); DWS Small Cap Growth VIP (Class A) (formerly Scudder Small Cap Growth Portfolio) (Class A) (closed May 1, 2002); (b) Metropolitan Series Fund, Inc. ("MSF") (Class B): Capital Guardian U.S. Equity Portfolio; Davis Venture Value Portfolio (Class E); MFS(R) Total Return Portfolio (closed May 1, 2003); (c) Met Investors Series Trust ("MIST") (Class B): MFS(R) Research International Portfolio and T. Rowe Price Mid Cap Growth Portfolio (closed as of May 1, 2003); (d) MSF: FI International Stock Portfolio (Class B) (closed December 19, 2003); (e) Oppenheimer Variable Account Funds: Oppenheimer Capital Appreciation Fund/VA (Class A) (closed May 1, 2004); (f) MIST: Third Avenue Small Cap Value Portfolio (Class A) (closed May 1, 2005); (g) MSF: Jennison Growth Portfolio (Class B) (closed May 1,
2005); (h) AIM Variable Insurance Funds: AIM V.I. Capital Appreciation Fund (Series I) (closed May 1, 2006); (i) MIST: Legg Mason Value Equity Portfolio (Class B) (added and closed May 1, 2006); (j) Putnam Variable Trust: Putnam VT Growth and Income Portfolio (Class IB) (closed May 1, 2006).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) AIM Variable Insurance Fund: AIM VI Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust ("MIST"); (b) AllianceBernstein Variable Products Series Fund, Inc.: AllianceBernstein Premier Growth Portfolio (Class A) was replaced with the Janus Aggressive Growth Portfolio (Class A) of MIST; (c) Franklin Templeton Variable Insurance Products Trust (Class 1): Franklin Large Cap Growth Securities Fund was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of Metropolitan Series Fund, Inc. ("MSF"); Franklin Small Cap Fund was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class
A) of MSF; Mutual Shares Securities Fund (Class 1 and Class 2) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Templeton Global Income Securities Fund was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (d) MFS(R) Variable Insurance Trust (Initial Class): MFS(R) Bond Series was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; MFS(R) Emerging Growth Series was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of MSF; MFS(R) Research Series was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of MIST; MFS(R) Strategic Income Series was replaced with the Western Asset Management Strategic Bond Opportunities Portfolio (Class A) (formerly Salomon Brothers Strategic Bond Opportunities Portfolio) (Class A) of MSF; (e) Oppenheimer Variable Account Funds (Class A): Oppenheimer Bond Fund/VA was replaced with the State Street Research Bond Income Portfolio (Class A) of MSF; Oppenheimer High Income Fund/VA was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of MIST; Oppenheimer Main Street Fund/VA was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Oppenheimer Strategic Bond Fund/VA was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; (f) Scudder Variable Series II: SVS Dreman High Return Equity Portfolio (Class A) was replaced with the Lord Abbett Growth and Income Portfolio (Class
A) of MIST.

Effective as of September 3, 2004, the Equity Income Portfolio of the First American Insurance Portfolios, Inc. was liquidated. Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class
A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc. Effective as of May 1, 2005, the Met/Putnam Voyager Portfolio (Class B) of the Metropolitan Series Fund, Inc. merged into the Jennison Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AllianceBernstein Variable

Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class A) was replaced with the Neuberger Berman Real Estate Portfolio (Class A) of the Met Investors Series Trust; (b) MFS(R) Variable Insurance Trust: the MFS(R) High Income Series (Initial Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of the Met Investors Series Trust and the MFS(R) Investors Trust Series (Initial Class) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (c) Oppenheimer Variable Account Funds: the Oppenheimer Capital Appreciation Fund/VA (Class A) (closed for Premier Adviser and Prevail Contracts effective May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (d) Scudder Variable Series II: the SVS Dreman Small Cap Value Portfolio (Class A) (closed effective May 1, 2002) was replaced with the Third Avenue Small Cap Value Portfolio (Class A) of the Met Investors Series Trust; (e) Fidelity Variable Insurance Products: the VIP Contrafund(R) Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 1, 2006, the MFS Investors Trust Portfolio (Class B) of the Metropolitan Series Fund, Inc. was merged into the Legg Mason Value Equity Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 1, 2006, the following investment portfolios were replaced:
(a) Fidelity Variable Insurance Products: the VIP Growth Portfolio (Initial Class) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc. and the VIP Growth and Income Portfolio (Initial Class) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust.

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 1. INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE WITH YOUR CONTRACT. SEE PART 2 OF THIS APPENDIX FOR A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT.

AIM VARIABLE INSURANCE FUNDS (SERIES I)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. AIM Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

AIM V.I. INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE: The Fund's investment objective is to provide long-term growth of capital.

FIDELITY VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

Fidelity Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. FMR Co., Inc. is the subadviser for the fund. The following Initial Class portfolios are available under the contract:

VIP EQUITY-INCOME PORTFOLIO

INVESTMENT OBJECTIVE: The Equity-Income Portfolio seeks reasonable income by investing primarily in income producing equity securities. The Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index (S&P 500).

VIP GROWTH OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE: The Growth Opportunities Portfolio seeks to provide capital growth.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)
Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate portfolios. Templeton Investment Counsel, LLC is the investment adviser for the
Templeton Foreign Securities Fund; Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund; and Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund. The following Class 1 portfolios are available under the contract:

TEMPLETON DEVELOPING MARKETS SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital appreciation.

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets and normally invests predominantly in equity securities.

TEMPLETON GROWTH SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth. The Fund normally invests primarily in equity securities of companies located anywhere in the world, including those in the U.S. and in emerging markets.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

LEGG MASON AGGRESSIVE GROWTH PORTFOLIO

SUBADVISER: ClearBridge Advisers, LLC (formerly CAM North America, LLC)*

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LORD ABBETT AMERICA'S VALUE PORTFOLIO (CLASS B)

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett America's Value Portfolio seeks current income and capital appreciation.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks growth of capital and current income without excessive fluctuations in the market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MET/PUTNAM CAPITAL OPPORTUNITIES PORTFOLIO

SUBADVISER: Putnam Investment Management, LLC

INVESTMENT OBJECTIVE: The portfolio seeks long-term growth of capital.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Service Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

SUBADVISER: Neuberger Berman Management, Inc.

INVESTMENT OBJECTIVE: The portfolio seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO (CLASS A AND CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)

SUBADVISER: Morgan Stanley Investment Management Inc. dba Van Kampen Asset Management

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management Inc. dba Van Kampen Asset Management**

INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC.
(CLASS A (OR CLASS B AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers, LLC, has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO (CLASS A AND CLASS B)

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: Seeks competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO
SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO

SUBADVISER: Davis Selected Advisers, L.P.

INVESTMENT OBJECTIVE: Seeks growth of capital.

MFS(R) TOTAL RETURN PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

SUBADVISER: Western Asset Management Company

INVESTMENT OBJECTIVE: Seeks to maximize total return consistent with preservation of capital.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, Inc. is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

* Prior to October 1, 2006, Janus Capital Management LLC was the subadviser to this portfolio.

** Prior to October 1, 2006, Lord, Abbett & Co. LLC was the subadviser to this portfolio.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 2. PORTFOLIOS AVAILABLE WITH YOUR CONTRACT

If you purchased the COVA VARIABLE ANNUITY, the following portfolios are available:

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

 Lord Abbett America's Value Portfolio (Class B)
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid-Cap Value Portfolio
 Met/Putnam Capital Opportunities Portfolio
 MFS(R) Research International Portfolio
 Oppenheimer Capital Appreciation Portfolio (Class B)
 PIMCO Total Return Portfolio
 Van Kampen Comstock Portfolio (Class B)
 Van Kampen Mid-Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B AS NOTED))

 BlackRock Bond Income Portfolio (Class B)
 BlackRock Money Market Portfolio
 Capital Guardian U.S. Equity Portfolio
 Davis Venture Value Portfolio
 MFS(R) Total Return Portfolio
 Oppenheimer Global Equity Portfolio (Class B)
 T. Rowe Price Small Cap Growth Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

 Putnam VT Equity Income Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 AIM V.I. Capital Appreciation Fund (Series I) 5/1/02
 AIM V.I. International Growth Fund (Series I) 5/1/02
 Templeton Growth Securities Fund (Class 1) 5/1/02
 Capital Guardian U.S. Equity Portfolio (Class B) 5/1/03
 Davis Venture Value Portfolio (Class E) 5/1/03
 MFS(R) Research International Portfolio (Class B) 5/1/03
 MFS(R) Total Return Portfolio (Class B) 5/1/03
 Templeton Foreign Securities Fund (Class 1) 5/1/03
 T. Rowe Price Mid-Cap Growth Portfolio (Class B) 5/1/03
 FI International Stock Portfolio (Class B) 12/19/03
 T. Rowe Price Large Cap Growth Portfolio (Class A) 5/1/04
 Jennison Growth Portfolio (Class B) 5/1/05
 Legg Mason Value Equity Portfolio (Class B) 5/1/06
 Putnam VT Growth and Income Fund (Class IB) 5/1/06
--------------------------------------------------------------------------------

If you purchased a PREMIER ADVISOR VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (SERIES I)

 AIM V.I. International Growth Fund

FIDELITY VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)

 VIP Equity-Income Portfolio
 VIP Growth Opportunities Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

 Templeton Developing Markets Securities Fund
 Templeton Foreign Securities Fund
 Templeton Growth Securities Fund

MET INVESTORS SERIES TRUST (CLASS A)

 Legg Mason Aggressive Growth Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid-Cap Value Portfolio
 Met/Putnam Capital Opportunities Portfolio
 MFS(R) Research International Portfolio
 Neuberger Berman Real Estate Portfolio
 Oppenheimer Capital Appreciation Portfolio
 PIMCO Total Return Portfolio
 Van Kampen Mid-Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)

 BlackRock Bond Income Portfolio
 BlackRock Money Market Portfolio
 Capital Guardian U.S. Equity Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

CLOSED PORTFOLIOS FOR THIS PRODUCT*

 AIM V.I. Capital Appreciation Fund (Series I) 5/1/06

*These portfolios are closed for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing).

                         METLIFE INSURANCE COMPANY USA
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                   SUPPLEMENT DATED NOVEMBER 17, 2014 TO THE
                      STATEMENT OF ADDITIONAL INFORMATION

This supplement updates certain information in the Statement of Additional Information for contracts issued through MetLife Investors Variable Annuity Account One.

COMPANY

Effective following the close of business on November 14, 2014, MetLife Investors Insurance Company, MetLife Investors USA Insurance Company, a wholly-owned subsidiary of MetLife Insurance Company of Connecticut, and Exeter Reassurance Company, Ltd. were merged into MetLife Insurance Company of Connecticut, and MetLife Insurance Company of Connecticut was then renamed MetLife Insurance Company USA ("MetLife USA"). Simultaneously, MetLife USA changed its domicile from Connecticut to the state of Delaware. As a result of the merger, MetLife USA assumed legal ownership of all of the assets of these companies, including MetLife Investors Variable Annuity Account One and the assets held in the separate account. MetLife USA is now responsible for administering the contracts and paying any benefits due under the contracts.

MetLife USA is a stock life insurance company originally chartered in Connecticut in 1863 and currently subject to the laws of the state of Delaware. MetLife USA is licensed to conduct business in all states of the United States, except New York, and in the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. MetLife USA is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. MetLife USA's principal executive offices are located at 11225 North Community House Road, Charlotte, NC 28277.

On or about November 17, 2014, MetLife USA terminated the net worth maintenance agreement with MetLife, Inc. and the contingent reinsurance agreement with General American Life Insurance Company. As a result, the information about those agreements is no longer relevant and is hereby deleted from the Statement of Additional Information. Similarly, all references to, and information about, MetLife, Inc. or MetLife, or to General American Life Insurance Company, or General American Life, are hereby deleted from the Statement of Additional Information, including any financial information of General American Life and its subsidiaries.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM/EXPERTS

The financial statements and financial highlights comprising each of the Sub-Accounts of MetLife Investors Variable Annuity Account One included in this Statement of Additional Information Supplement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries, included in this Statement of Additional Information Supplement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of MetLife Investors Insurance Company ("MLI"), included in this Statement of Additional Information Supplement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an other matter paragraph related to MLI being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Exeter Reassurance Company, Ltd. ("Exeter"), included in this Statement of Additional Information Supplement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis of matter paragraph related to restatements of the statements of cash flows, and an other matters paragraph related to a change in Exeter's presentation of insurance liabilities and to Exeter being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, New York 10112-0015.

FINANCIAL STATEMENTS

The financial statements of MetLife Investors Variable Annuity Account One, the unaudited pro forma condensed combined financial statements of MetLife Insurance Company of Connecticut, giving effect to the merger on a pro forma basis, and the consolidated financial statements of MetLife Insurance Company of Connecticut, are included herein. Also included are the financial statements of MetLife Investors Insurance Company and Exeter Reassurance Company, Ltd. (affiliates of MetLife USA that were merged into MetLife USA effective as of November 14, 2014). The unaudited pro forma condensed combined financial statements of MetLife Insurance Company of Connecticut and the consolidated financial statements of MetLife Insurance Company of Connecticut should be considered only as bearing upon the ability of MetLife USA to meet its obligations under the contracts.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Contract Owners of
MetLife Investors Variable Annuity Account One and Board of Directors of
MetLife Investors Insurance Company

We have audited the accompanying statements of assets and liabilities of MetLife Investors Variable Annuity Account One (the "Separate Account") of MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Note 2 as of December 31, 2013, the related statements of operations for the respective stated period in the year then ended, the statements of changes in net assets for the respective stated periods in the two years then ended, and the financial highlights in Note 8 for the respective stated periods in the five years then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2013, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2013, the results of their operations for the respective stated period in the year then ended, the changes in their net assets for the respective stated periods in the two years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 27, 2014

This page is intentionally left blank.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                    STATEMENTS OF ASSETS AND LIABILITIES
                              DECEMBER 31, 2013


                                                                     AMERICAN FUNDS                                  DWS II
                                               AMERICAN FUNDS         GLOBAL SMALL         AMERICAN FUNDS         GOVERNMENT &
                                                GLOBAL GROWTH        CAPITALIZATION            GROWTH           AGENCY SECURITIES
                                                 SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                             ------------------    ------------------    ------------------    ------------------
ASSETS:
   Investments at fair value..............   $      122,929,910    $       29,677,084    $      147,932,831    $          482,039
   Due from MetLife Investors
     Insurance Company....................                   --                    --                    --                    --
                                             ------------------    ------------------    ------------------    ------------------
       Total Assets.......................          122,929,910            29,677,084           147,932,831               482,039
                                             ------------------    ------------------    ------------------    ------------------
LIABILITIES:
   Accrued fees...........................                   46                    67                    73                    26
   Due to MetLife Investors
     Insurance Company....................                    6                     5                     3                     1
                                             ------------------    ------------------    ------------------    ------------------
       Total Liabilities..................                   52                    72                    76                    27
                                             ------------------    ------------------    ------------------    ------------------

NET ASSETS................................   $      122,929,858    $       29,677,012    $      147,932,755    $          482,012
                                             ==================    ==================    ==================    ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....   $      122,929,858    $       29,677,012    $      147,921,532    $          481,232
   Net assets from contracts in payout....                   --                    --                11,223                   780
                                             ------------------    ------------------    ------------------    ------------------
       Total Net Assets...................   $      122,929,858    $       29,677,012    $      147,932,755    $          482,012
                                             ==================    ==================    ==================    ==================


 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013



                                                                   FIDELITY VIP
                                              FIDELITY VIP            GROWTH          FTVIPT TEMPLETON        INVESCO V.I.
                                              EQUITY-INCOME        OPPORTUNITIES     FOREIGN SECURITIES   INTERNATIONAL GROWTH
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $         6,033,163  $            126,890  $        30,101,171  $         6,558,375
   Due from MetLife Investors
     Insurance Company..................                   --                    --                   --                   --
                                          -------------------  --------------------  -------------------  --------------------
       Total Assets.....................            6,033,163               126,890           30,101,171            6,558,375
                                          -------------------  --------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   60                    10                   54                  108
   Due to MetLife Investors
     Insurance Company..................                    3                    --                    3                    4
                                          -------------------  --------------------  -------------------  --------------------
       Total Liabilities................                   63                    10                   57                  112
                                          -------------------  --------------------  -------------------  --------------------

NET ASSETS..............................  $         6,033,100  $            126,880  $        30,101,114  $         6,558,263
                                          ===================  ====================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         6,033,100  $            126,880  $        30,044,457  $         6,519,559
   Net assets from contracts in payout..                   --                    --               56,657               38,704
                                          -------------------  --------------------  -------------------  --------------------
       Total Net Assets.................  $         6,033,100  $            126,880  $        30,101,114  $         6,558,263
                                          ===================  ====================  ===================  ====================

                                                 MIST
                                           ALLIANCEBERNSTEIN       MIST AMERICAN        MIST AMERICAN
                                            GLOBAL DYNAMIC        FUNDS BALANCED        FUNDS GROWTH         MIST AMERICAN
                                              ALLOCATION            ALLOCATION           ALLOCATION          FUNDS GROWTH
                                              SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............  $        27,463,237  $       250,188,243  $        257,567,768  $        29,653,015
   Due from MetLife Investors
     Insurance Company..................                   --                   --                    --                   --
                                          -------------------  -------------------  --------------------  -------------------
       Total Assets.....................           27,463,237          250,188,243           257,567,768           29,653,015
                                          -------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   74                   57                    55                   89
   Due to MetLife Investors
     Insurance Company..................                    2                    2                     8                    8
                                          -------------------  -------------------  --------------------  -------------------
       Total Liabilities................                   76                   59                    63                   97
                                          -------------------  -------------------  --------------------  -------------------

NET ASSETS..............................  $        27,463,161  $       250,188,184  $        257,567,705  $        29,652,918
                                          ===================  ===================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        27,463,161  $       250,188,184  $        257,567,705  $        29,652,918
   Net assets from contracts in payout..                   --                   --                    --                   --
                                          -------------------  -------------------  --------------------  -------------------
       Total Net Assets.................  $        27,463,161  $       250,188,184  $        257,567,705  $        29,652,918
                                          ===================  ===================  ====================  ===================


                                              MIST AMERICAN
                                             FUNDS MODERATE       MIST AQR GLOBAL
                                               ALLOCATION          RISK BALANCED
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $       120,520,480  $        14,540,702
   Due from MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Assets.....................          120,520,480           14,540,702
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   60                  101
   Due to MetLife Investors
     Insurance Company..................                    1                    1
                                          -------------------  -------------------
       Total Liabilities................                   61                  102
                                          -------------------  -------------------

NET ASSETS..............................  $       120,520,419  $        14,540,600
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       120,520,419  $        14,540,600
   Net assets from contracts in payout..                   --                   --
                                          -------------------  -------------------
       Total Net Assets.................  $       120,520,419  $        14,540,600
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                            MIST BLACKROCK
                                            GLOBAL TACTICAL      MIST BLACKROCK       MIST BLACKROCK      MIST CLARION GLOBAL
                                              STRATEGIES           HIGH YIELD         LARGE CAP CORE          REAL ESTATE
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $        58,090,022  $        17,263,692  $         7,879,524  $        38,352,719
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  --------------------
       Total Assets.....................           58,090,022           17,263,692            7,879,524           38,352,719
                                          -------------------  -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   82                  117                   61                  151
   Due to MetLife Investors
     Insurance Company..................                    3                    5                    2                    7
                                          -------------------  -------------------  -------------------  --------------------
       Total Liabilities................                   85                  122                   63                  158
                                          -------------------  -------------------  -------------------  --------------------

NET ASSETS..............................  $        58,089,937  $        17,263,570  $         7,879,461  $        38,352,561
                                          ===================  ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        58,089,937  $        17,263,570  $         7,879,461  $        38,307,138
   Net assets from contracts in payout..                   --                   --                   --               45,423
                                          -------------------  -------------------  -------------------  --------------------
       Total Net Assets.................  $        58,089,937  $        17,263,570  $         7,879,461  $        38,352,561
                                          ===================  ===================  ===================  ====================

                                                                                                               MIST HARRIS
                                            MIST CLEARBRIDGE     MIST CLEARBRIDGE     MIST GOLDMAN SACHS         OAKMARK
                                          AGGRESSIVE GROWTH II   AGGRESSIVE GROWTH       MID CAP VALUE        INTERNATIONAL
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............   $         4,991,206  $       101,728,961  $        19,638,277  $        72,879,421
   Due from MetLife Investors
     Insurance Company..................                    --                   --                   --                   --
                                          --------------------  -------------------  -------------------  -------------------
       Total Assets.....................             4,991,206          101,728,961           19,638,277           72,879,421
                                          --------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    53                  133                  130                   74
   Due to MetLife Investors
     Insurance Company..................                     4                    4                    8                    5
                                          --------------------  -------------------  -------------------  -------------------
       Total Liabilities................                    57                  137                  138                   79
                                          --------------------  -------------------  -------------------  -------------------

NET ASSETS..............................   $         4,991,149  $       101,728,824  $        19,638,139  $        72,879,342
                                          ====================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $         4,991,149  $       101,652,834  $        19,633,177  $        72,871,005
   Net assets from contracts in payout..                    --               75,990                4,962                8,337
                                          --------------------  -------------------  -------------------  -------------------
       Total Net Assets.................   $         4,991,149  $       101,728,824  $        19,638,139  $        72,879,342
                                          ====================  ===================  ===================  ===================

                                              MIST INVESCO
                                              BALANCED-RISK        MIST INVESCO
                                               ALLOCATION            COMSTOCK
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $        19,667,216  $       130,402,858
   Due from MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Assets.....................           19,667,216          130,402,858
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   87                  121
   Due to MetLife Investors
     Insurance Company..................                    3                    3
                                          -------------------  -------------------
       Total Liabilities................                   90                  124
                                          -------------------  -------------------

NET ASSETS..............................  $        19,667,126  $       130,402,734
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        19,667,126  $       130,285,474
   Net assets from contracts in payout..                   --              117,260
                                          -------------------  -------------------
       Total Net Assets.................  $        19,667,126  $       130,402,734
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                                                                                            MIST JPMORGAN
                                              MIST INVESCO         MIST INVESCO        MIST JPMORGAN        GLOBAL ACTIVE
                                              MID CAP VALUE      SMALL CAP GROWTH        CORE BOND           ALLOCATION
                                               SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       210,304,188  $        59,587,434  $        12,506,320  $        10,517,901
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          210,304,188           59,587,434           12,506,320           10,517,901
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  159                   96                   81                   82
   Due to MetLife Investors
     Insurance Company..................                    6                    4                    5                    2
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                  165                  100                   86                   84
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $       210,304,023  $        59,587,334  $        12,506,234  $        10,517,817
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       209,394,230  $        59,558,106  $        12,506,234  $        10,517,817
   Net assets from contracts in payout..              909,793               29,228                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $       210,304,023  $        59,587,334  $        12,506,234  $        10,517,817
                                          ===================  ===================  ===================  ===================


                                              MIST JPMORGAN     MIST LOOMIS SAYLES   MIST LORD ABBETT      MIST MET/EATON
                                             SMALL CAP VALUE      GLOBAL MARKETS      BOND DEBENTURE     VANCE FLOATING RATE
                                               SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $         9,530,827  $        15,197,619  $       236,290,207  $         4,880,312
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................            9,530,827           15,197,619          236,290,207            4,880,312
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   86                   68                  167                   97
   Due to MetLife Investors
     Insurance Company..................                    6                    2                    7                    3
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   92                   70                  174                  100
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $         9,530,735  $        15,197,549  $       236,290,033  $         4,880,212
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         9,530,735  $        15,197,549  $       235,459,482  $         4,880,212
   Net assets from contracts in payout..                   --                   --              830,551                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $         9,530,735  $        15,197,549  $       236,290,033  $         4,880,212
                                          ===================  ===================  ===================  ===================

                                           MIST MET/FRANKLIN
                                          LOW DURATION TOTAL   MIST MET/TEMPLETON
                                                RETURN         INTERNATIONAL BOND
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $        27,817,163  $         5,578,760
   Due from MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Assets.....................           27,817,163            5,578,760
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  121                   48
   Due to MetLife Investors
     Insurance Company..................                    2                    1
                                          -------------------  -------------------
       Total Liabilities................                  123                   49
                                          -------------------  -------------------

NET ASSETS..............................  $        27,817,040  $         5,578,711
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        27,817,040  $         5,578,711
   Net assets from contracts in payout..                   --                   --
                                          -------------------  -------------------
       Total Net Assets.................  $        27,817,040  $         5,578,711
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013



                                             MIST METLIFE         MIST METLIFE         MIST METLIFE         MIST METLIFE
                                          AGGRESSIVE STRATEGY     BALANCED PLUS      BALANCED STRATEGY   DEFENSIVE STRATEGY
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       217,076,647  $       116,669,212  $     2,838,829,008  $       399,075,640
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          217,076,647          116,669,212        2,838,829,008          399,075,640
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   56                   72                   73                   53
   Due to MetLife Investors
     Insurance Company..................                    5                    3                    4                    3
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   61                   75                   77                   56
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $       217,076,586  $       116,669,137  $     2,838,828,931  $       399,075,584
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       217,076,586  $       116,669,137  $     2,838,182,362  $       399,033,178
   Net assets from contracts in payout..                   --                   --              646,569               42,406
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $       217,076,586  $       116,669,137  $     2,838,828,931  $       399,075,584
                                          ===================  ===================  ===================  ===================

                                                                                        MIST METLIFE
                                              MIST METLIFE         MIST METLIFE          MULTI-INDEX       MIST MFS EMERGING
                                             GROWTH STRATEGY     MODERATE STRATEGY      TARGETED RISK       MARKETS EQUITY
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $     1,930,455,024  $     1,005,233,900  $           377,900  $        59,292,715
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................        1,930,455,024        1,005,233,900              377,900           59,292,715
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   59                   39                   39                  128
   Due to MetLife Investors
     Insurance Company..................                    4                    4                   --                    4
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   63                   43                   39                  132
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $     1,930,454,961  $     1,005,233,857  $           377,861  $        59,292,583
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $     1,930,433,788  $     1,005,158,893  $           377,861  $        59,063,583
   Net assets from contracts in payout..               21,173               74,964                   --              229,000
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $     1,930,454,961  $     1,005,233,857  $           377,861  $        59,292,583
                                          ===================  ===================  ===================  ===================


                                            MIST MFS RESEARCH   MIST MORGAN STANLEY
                                              INTERNATIONAL       MID CAP GROWTH
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  --------------------
ASSETS:
   Investments at fair value............  $       141,100,750  $        76,130,705
   Due from MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  --------------------
       Total Assets.....................          141,100,750           76,130,705
                                          -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                  194                  117
   Due to MetLife Investors
     Insurance Company..................                   10                    8
                                          -------------------  --------------------
       Total Liabilities................                  204                  125
                                          -------------------  --------------------

NET ASSETS..............................  $       141,100,546  $        76,130,580
                                          ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       140,758,880  $        76,001,512
   Net assets from contracts in payout..              341,666              129,068
                                          -------------------  --------------------
       Total Net Assets.................  $       141,100,546  $        76,130,580
                                          ===================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                                                   MIST PIMCO
                                           MIST OPPENHEIMER    INFLATION PROTECTED      MIST PIMCO
                                             GLOBAL EQUITY            BOND             TOTAL RETURN       MIST PIONEER FUND
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  --------------------  -------------------  ------------------
ASSETS:
   Investments at fair value............  $       51,152,382  $       102,943,973   $       508,804,395  $       99,844,208
   Due from MetLife Investors
     Insurance Company..................                  --                   --                    --                  --
                                          ------------------  --------------------  -------------------  ------------------
       Total Assets.....................          51,152,382          102,943,973           508,804,395          99,844,208
                                          ------------------  --------------------  -------------------  ------------------
LIABILITIES:
   Accrued fees.........................                  99                  124                   122                 194
   Due to MetLife Investors
     Insurance Company..................                   5                    3                     3                  12
                                          ------------------  --------------------  -------------------  ------------------
       Total Liabilities................                 104                  127                   125                 206
                                          ------------------  --------------------  -------------------  ------------------

NET ASSETS..............................  $       51,152,278  $       102,943,846   $       508,804,270  $       99,844,002
                                          ==================  ====================  ===================  ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       51,086,588  $       102,923,905   $       508,263,339  $       99,350,842
   Net assets from contracts in payout..              65,690               19,941               540,931             493,160
                                          ------------------  --------------------  -------------------  ------------------
       Total Net Assets.................  $       51,152,278  $       102,943,846   $       508,804,270  $       99,844,002
                                          ==================  ====================  ===================  ==================

                                                                                                          MIST SCHRODERS
                                             MIST PIONEER         MIST PYRAMIS         MIST PYRAMIS           GLOBAL
                                           STRATEGIC INCOME     GOVERNMENT INCOME      MANAGED RISK         MULTI-ASSET
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                          -------------------  ------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $        16,641,659  $        4,571,032  $         3,558,093  $         9,704,762
   Due from MetLife Investors
     Insurance Company..................                   --                  --                   --                   --
                                          -------------------  ------------------  -------------------  -------------------
       Total Assets.....................           16,641,659           4,571,032            3,558,093            9,704,762
                                          -------------------  ------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  159                  59                   57                   91
   Due to MetLife Investors
     Insurance Company..................                    4                   2                    1                    2
                                          -------------------  ------------------  -------------------  -------------------
       Total Liabilities................                  163                  61                   58                   93
                                          -------------------  ------------------  -------------------  -------------------

NET ASSETS..............................  $        16,641,496  $        4,570,971  $         3,558,035  $         9,704,669
                                          ===================  ==================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        16,641,496  $        4,570,971  $         3,558,035  $         9,704,669
   Net assets from contracts in payout..                   --                  --                   --                   --
                                          -------------------  ------------------  -------------------  -------------------
       Total Net Assets.................  $        16,641,496  $        4,570,971  $         3,558,035  $         9,704,669
                                          ===================  ==================  ===================  ===================


                                           MIST SSGA GROWTH         MIST SSGA
                                            AND INCOME ETF         GROWTH ETF
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  -------------------
ASSETS:
   Investments at fair value............  $      168,487,878  $        58,809,037
   Due from MetLife Investors
     Insurance Company..................                  --                   --
                                          ------------------  -------------------
       Total Assets.....................         168,487,878           58,809,037
                                          ------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  61                   82
   Due to MetLife Investors
     Insurance Company..................                   2                    8
                                          ------------------  -------------------
       Total Liabilities................                  63                   90
                                          ------------------  -------------------

NET ASSETS..............................  $      168,487,815  $        58,808,947
                                          ==================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      168,487,815  $        58,808,947
   Net assets from contracts in payout..                  --                   --
                                          ------------------  -------------------
       Total Net Assets.................  $      168,487,815  $        58,808,947
                                          ==================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                          MIST T. ROWE PRICE   MIST T. ROWE PRICE    MIST THIRD AVENUE   MSF BAILLIE GIFFORD
                                            LARGE CAP VALUE      MID CAP GROWTH       SMALL CAP VALUE    INTERNATIONAL STOCK
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       661,695,103  $        86,470,792  $        59,255,466  $        19,482,996
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          661,695,103           86,470,792           59,255,466           19,482,996
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  183                  162                  154                  108
   Due to MetLife Investors
     Insurance Company..................                    4                    3                    5                    6
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                  187                  165                  159                  114
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $       661,694,916  $        86,470,627  $        59,255,307  $        19,482,882
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       657,165,988  $        86,436,965  $        59,246,004  $        19,482,882
   Net assets from contracts in payout..            4,528,928               33,662                9,303                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $       661,694,916  $        86,470,627  $        59,255,307  $        19,482,882
                                          ===================  ===================  ===================  ===================

                                              MSF BARCLAYS         MSF BLACKROCK         MSF BLACKROCK        MSF BLACKROCK
                                          AGGREGATE BOND INDEX      BOND INCOME      CAPITAL APPRECIATION     MONEY MARKET
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............   $         3,330,583  $        93,928,370   $        11,748,823  $        97,827,830
   Due from MetLife Investors
     Insurance Company..................                    --                   --                    --                   14
                                          --------------------  -------------------  --------------------  -------------------
       Total Assets.....................             3,330,583           93,928,370            11,748,823           97,827,844
                                          --------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   117                   91                    84                  140
   Due to MetLife Investors
     Insurance Company..................                     4                    3                     7                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Liabilities................                   121                   94                    91                  140
                                          --------------------  -------------------  --------------------  -------------------

NET ASSETS..............................   $         3,330,462  $        93,928,276   $        11,748,732  $        97,827,704
                                          ====================  ===================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $         3,330,462  $        93,875,540   $        11,725,006  $        97,679,683
   Net assets from contracts in payout..                    --               52,736                23,726              148,021
                                          --------------------  -------------------  --------------------  -------------------
       Total Net Assets.................   $         3,330,462  $        93,928,276   $        11,748,732  $        97,827,704
                                          ====================  ===================  ====================  ===================

                                           MSF DAVIS VENTURE      MSF FRONTIER
                                                 VALUE           MID CAP GROWTH
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $       231,721,957  $        10,360,769
   Due from MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Assets.....................          231,721,957           10,360,769
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  121                  112
   Due to MetLife Investors
     Insurance Company..................                    4                    2
                                          -------------------  -------------------
       Total Liabilities................                  125                  114
                                          -------------------  -------------------

NET ASSETS..............................  $       231,721,832  $        10,360,655
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       231,320,079  $        10,358,679
   Net assets from contracts in payout..              401,753                1,976
                                          -------------------  -------------------
       Total Net Assets.................  $       231,721,832  $        10,360,655
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                                                                                        MSF MET/DIMENSIONAL
                                             MSF JENNISON       MSF LOOMIS SAYLES    MSF MET/ARTISAN    INTERNATIONAL SMALL
                                                GROWTH          SMALL CAP GROWTH      MID CAP VALUE           COMPANY
                                              SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $      148,420,251  $        18,599,354  $        46,665,700  $        3,758,193
   Due from MetLife Investors
     Insurance Company..................                  --                   --                   --                  --
                                          ------------------  -------------------  -------------------  -------------------
       Total Assets.....................         148,420,251           18,599,354           46,665,700           3,758,193
                                          ------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                 143                  111                   99                 141
   Due to MetLife Investors
     Insurance Company..................                   3                    5                    7                  13
                                          ------------------  -------------------  -------------------  -------------------
       Total Liabilities................                 146                  116                  106                 154
                                          ------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $      148,420,105  $        18,599,238  $        46,665,594  $        3,758,039
                                          ==================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      148,244,865  $        18,595,800  $        46,654,693  $        3,758,039
   Net assets from contracts in payout..             175,240                3,438               10,901                  --
                                          ------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $      148,420,105  $        18,599,238  $        46,665,594  $        3,758,039
                                          ==================  ===================  ===================  ===================


                                              MSF METLIFE          MSF METLIFE            MSF MFS
                                          MID CAP STOCK INDEX      STOCK INDEX         TOTAL RETURN        MSF MFS VALUE
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                          -------------------  ------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $         4,308,881  $       42,940,325  $       106,290,437  $       199,810,278
   Due from MetLife Investors
     Insurance Company..................                   --                  --                   --                   --
                                          -------------------  ------------------  -------------------  -------------------
       Total Assets.....................            4,308,881          42,940,325          106,290,437          199,810,278
                                          -------------------  ------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   67                  53                   96                  134
   Due to MetLife Investors
     Insurance Company..................                    1                   2                    5                    5
                                          -------------------  ------------------  -------------------  -------------------
       Total Liabilities................                   68                  55                  101                  139
                                          -------------------  ------------------  -------------------  -------------------

NET ASSETS..............................  $         4,308,813  $       42,940,270  $       106,290,336  $       199,810,139
                                          ===================  ==================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         4,308,813  $       42,940,270  $       106,123,622  $       199,792,290
   Net assets from contracts in payout..                   --                  --              166,714               17,849
                                          -------------------  ------------------  -------------------  -------------------
       Total Net Assets.................  $         4,308,813  $       42,940,270  $       106,290,336  $       199,810,139
                                          ===================  ==================  ===================  ===================


                                               MSF MSCI           MSF NEUBERGER
                                              EAFE INDEX         BERMAN GENESIS
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  -------------------
ASSETS:
   Investments at fair value............  $        1,975,193  $        51,389,724
   Due from MetLife Investors
     Insurance Company..................                  --                   --
                                          ------------------  -------------------
       Total Assets.....................           1,975,193           51,389,724
                                          ------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  57                  166
   Due to MetLife Investors
     Insurance Company..................                   6                    7
                                          ------------------  -------------------
       Total Liabilities................                  63                  173
                                          ------------------  -------------------

NET ASSETS..............................  $        1,975,130  $        51,389,551
                                          ==================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        1,975,130  $        51,286,914
   Net assets from contracts in payout..                  --              102,637
                                          ------------------  -------------------
       Total Net Assets.................  $        1,975,130  $        51,389,551
                                          ==================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013



                                            MSF RUSSELL 2000    MSF T. ROWE PRICE    MSF T. ROWE PRICE   MSF VAN ECK GLOBAL
                                                  INDEX         LARGE CAP GROWTH     SMALL CAP GROWTH     NATURAL RESOURCES
                                               SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  ------------------
ASSETS:
   Investments at fair value............  $         5,051,871  $        69,174,426  $        12,760,582  $        4,673,331
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                  --
                                          -------------------  -------------------  -------------------  ------------------
       Total Assets.....................            5,051,871           69,174,426           12,760,582           4,673,331
                                          -------------------  -------------------  -------------------  ------------------
LIABILITIES:
   Accrued fees.........................                   59                  121                   99                  59
   Due to MetLife Investors
     Insurance Company..................                   --                    5                    8                   2
                                          -------------------  -------------------  -------------------  ------------------
       Total Liabilities................                   59                  126                  107                  61
                                          -------------------  -------------------  -------------------  ------------------

NET ASSETS..............................  $         5,051,812  $        69,174,300  $        12,760,475  $        4,673,270
                                          ===================  ===================  ===================  ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         5,051,812  $        69,069,517  $        12,758,735  $        4,673,270
   Net assets from contracts in payout..                   --              104,783                1,740                  --
                                          -------------------  -------------------  -------------------  ------------------
       Total Net Assets.................  $         5,051,812  $        69,174,300  $        12,760,475  $        4,673,270
                                          ===================  ===================  ===================  ==================

                                            MSF WESTERN ASSET    MSF WESTERN ASSET
                                          MANAGEMENT STRATEGIC      MANAGEMENT            PIMCO VIT            PIMCO VIT
                                           BOND OPPORTUNITIES     U.S. GOVERNMENT        HIGH YIELD          LOW DURATION
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  -------------------  ------------------  -------------------
ASSETS:
   Investments at fair value............   $         6,673,541  $         7,631,000  $        7,251,941  $         9,300,774
   Due from MetLife Investors
     Insurance Company..................                    --                   --                  --                   --
                                          --------------------  -------------------  ------------------  -------------------
       Total Assets.....................             6,673,541            7,631,000           7,251,941            9,300,774
                                          --------------------  -------------------  ------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    52                   84                  65                   47
   Due to MetLife Investors
     Insurance Company..................                     1                    1                  --                    1
                                          --------------------  -------------------  ------------------  -------------------
       Total Liabilities................                    53                   85                  65                   48
                                          --------------------  -------------------  ------------------  -------------------

NET ASSETS..............................   $         6,673,488  $         7,630,915  $        7,251,876  $         9,300,726
                                          ====================  ===================  ==================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $         6,667,731  $         7,630,915  $        7,251,344  $         9,300,726
   Net assets from contracts in payout..                 5,757                   --                 532                   --
                                          --------------------  -------------------  ------------------  -------------------
       Total Net Assets.................   $         6,673,488  $         7,630,915  $        7,251,876  $         9,300,726
                                          ====================  ===================  ==================  ===================


                                                PUTNAM VT           PUTNAM VT
                                              EQUITY INCOME     MULTI-CAP GROWTH
                                               SUB-ACCOUNT         SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $        27,161,957  $         2,459,539
   Due from MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Assets.....................           27,161,957            2,459,539
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   98                   58
   Due to MetLife Investors
     Insurance Company..................                    5                    3
                                          -------------------  -------------------
       Total Liabilities................                  103                   61
                                          -------------------  -------------------

NET ASSETS..............................  $        27,161,854  $         2,459,478
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        27,088,981  $         2,414,337
   Net assets from contracts in payout..               72,873               45,141
                                          -------------------  -------------------
       Total Net Assets.................  $        27,161,854  $         2,459,478
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
                              DECEMBER 31, 2013


                                           RUSSELL AGGRESSIVE                          RUSSELL GLOBAL REAL   RUSSELL MULTI-STYLE
                                                 EQUITY           RUSSELL CORE BOND     ESTATE SECURITIES          EQUITY
                                               SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------  --------------------  ---------------------
ASSETS:
   Investments at fair value............  $          1,617,971  $          6,859,536  $            983,403  $           8,492,116
   Due from MetLife Investors
     Insurance Company..................                    --                    --                    --                     --
                                          --------------------  --------------------  --------------------  ---------------------
        Total Assets....................             1,617,971             6,859,536               983,403              8,492,116
                                          --------------------  --------------------  --------------------  ---------------------
LIABILITIES:
   Accrued fees.........................                     8                     8                    12                      5
   Due to MetLife Investors
     Insurance Company..................                     3                    --                    --                     --
                                          --------------------  --------------------  --------------------  ---------------------
        Total Liabilities...............                    11                     8                    12                      5
                                          --------------------  --------------------  --------------------  ---------------------

NET ASSETS..............................  $          1,617,960  $          6,859,528  $            983,391  $           8,492,111
                                          ====================  ====================  ====================  =====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          1,576,251  $          6,853,097  $            982,446  $           8,178,012
   Net assets from contracts in payout..                41,709                 6,431                   945                314,099
                                          --------------------  --------------------  --------------------  ---------------------
        Total Net Assets................  $          1,617,960  $          6,859,528  $            983,391  $           8,492,111
                                          ====================  ====================  ====================  =====================


                                            RUSSELL NON-U.S.
                                               SUB-ACCOUNT
                                          --------------------
ASSETS:
   Investments at fair value............  $          3,509,302
   Due from MetLife Investors
     Insurance Company..................                    --
                                          --------------------
        Total Assets....................             3,509,302
                                          --------------------
LIABILITIES:
   Accrued fees.........................                     8
   Due to MetLife Investors
     Insurance Company..................                    --
                                          --------------------
        Total Liabilities...............                     8
                                          --------------------

NET ASSETS..............................  $          3,509,294
                                          ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          3,505,939
   Net assets from contracts in payout..                 3,355
                                          --------------------
        Total Net Assets................  $          3,509,294
                                          ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                          STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 2013



                                                                      AMERICAN FUNDS                                 DWS II
                                                AMERICAN FUNDS         GLOBAL SMALL        AMERICAN FUNDS         GOVERNMENT &
                                                 GLOBAL GROWTH        CAPITALIZATION           GROWTH           AGENCY SECURITIES
                                                  SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $          1,398,312  $           241,221  $          1,279,990  $            17,440
                                             --------------------  -------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................               706,124              177,526               871,717                7,132
      Administrative charges...............               283,685               69,526               347,139                1,105
                                             --------------------  -------------------  --------------------  -------------------
        Total expenses.....................               989,809              247,052             1,218,856                8,237
                                             --------------------  -------------------  --------------------  -------------------
           Net investment income (loss)....               408,503              (5,831)                61,134                9,203
                                             --------------------  -------------------  --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                    --                   --                    --               23,722
      Realized gains (losses) on sale of
        investments........................             4,192,451            1,017,142             7,384,758              (3,693)
                                             --------------------  -------------------  --------------------  -------------------
           Net realized gains (losses).....             4,192,451            1,017,142             7,384,758               20,029
                                             --------------------  -------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            23,703,654            5,661,018            27,933,318             (55,900)
                                             --------------------  -------------------  --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            27,896,105            6,678,160            35,318,076             (35,871)
                                             --------------------  -------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         28,304,608  $         6,672,329  $         35,379,210  $          (26,668)
                                             ====================  ===================  ====================  ===================


                                                                      FIDELITY VIP
                                                 FIDELITY VIP            GROWTH           FTVIPT TEMPLETON       INVESCO V.I.
                                                 EQUITY-INCOME        OPPORTUNITIES      FOREIGN SECURITIES  INTERNATIONAL GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $           130,505  $                350  $           688,859  $             67,261
                                             -------------------  --------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................               71,576                 1,488              347,149                75,774
      Administrative charges...............               13,353                   177               65,061                13,752
                                             -------------------  --------------------  -------------------  --------------------
        Total expenses.....................               84,929                 1,665              412,210                89,526
                                             -------------------  --------------------  -------------------  --------------------
           Net investment income (loss)....               45,576               (1,315)              276,649              (22,265)
                                             -------------------  --------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........              381,239                    59                   --                    --
      Realized gains (losses) on sale of
        investments........................               65,811                 5,999              425,385               242,759
                                             -------------------  --------------------  -------------------  --------------------
           Net realized gains (losses).....              447,050                 6,058              425,385               242,759
                                             -------------------  --------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................              798,810                31,463            4,864,366               765,351
                                             -------------------  --------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            1,245,860                37,521            5,289,751             1,008,110
                                             -------------------  --------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         1,291,436  $             36,206  $         5,566,400  $            985,845
                                             ===================  ====================  ===================  ====================

                                                     MIST
                                               ALLIANCEBERNSTEIN      MIST AMERICAN
                                                GLOBAL DYNAMIC       FUNDS BALANCED
                                                  ALLOCATION           ALLOCATION
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $           320,705  $          3,299,587
                                             -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................              181,398             3,205,871
      Administrative charges...............               63,541               598,030
                                             -------------------  --------------------
        Total expenses.....................              244,939             3,803,901
                                             -------------------  --------------------
           Net investment income (loss)....               75,766             (504,314)
                                             -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........              533,033            14,837,357
      Realized gains (losses) on sale of
        investments........................              146,626             6,758,543
                                             -------------------  --------------------
           Net realized gains (losses).....              679,659            21,595,900
                                             -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................            1,608,358            15,798,540
                                             -------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            2,288,017            37,394,440
                                             -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         2,363,783  $         36,890,126
                                             ===================  ====================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                 MIST AMERICAN                             MIST AMERICAN
                                                 FUNDS GROWTH         MIST AMERICAN       FUNDS MODERATE       MIST AQR GLOBAL
                                                  ALLOCATION          FUNDS GROWTH          ALLOCATION          RISK BALANCED
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         2,504,824  $           121,418  $         2,038,860  $           387,959
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................            3,233,916              370,134            1,622,052              194,178
      Administrative charges...............              607,822               68,901              304,514               44,360
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................            3,841,738              439,035            1,926,566              238,538
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....          (1,336,914)            (317,617)              112,294              149,421
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........           13,821,263            1,350,165            6,724,859              722,936
      Realized gains (losses) on sale of
        investments........................            9,283,709            2,032,647            4,447,683            (475,884)
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......           23,104,972            3,382,812           11,172,542              247,052
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................           28,587,618            3,693,791            2,212,586          (1,503,984)
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           51,692,590            7,076,603           13,385,128          (1,256,932)
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        50,355,676  $         6,758,986  $        13,497,422  $       (1,107,511)
                                             ===================  ===================  ===================  ===================

                                               MIST BLACKROCK
                                               GLOBAL TACTICAL      MIST BLACKROCK       MIST BLACKROCK     MIST CLARION GLOBAL
                                                 STRATEGIES           HIGH YIELD         LARGE CAP CORE         REAL ESTATE
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           680,514  $         1,069,140  $            86,033  $         2,746,301
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              405,859              194,264               46,036              499,988
      Administrative charges...............              131,214               41,668               18,088               95,786
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................              537,073              235,932               64,124              595,774
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....              143,441              833,208               21,909            2,150,527
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........            1,100,009              434,394                   --                   --
      Realized gains (losses) on sale of
        investments........................              403,967              181,920              357,801            (324,916)
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......            1,503,976              616,314              357,801            (324,916)
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            2,882,847            (181,934)            1,681,665          (1,020,469)
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            4,386,823              434,380            2,039,466          (1,345,385)
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         4,530,264  $         1,267,588  $         2,061,375  $           805,142
                                             ===================  ===================  ===================  ===================


                                               MIST CLEARBRIDGE     MIST CLEARBRIDGE
                                             AGGRESSIVE GROWTH II   AGGRESSIVE GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................   $            16,713  $           229,026
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................                49,725            1,194,262
      Administrative charges...............                 9,636              219,537
                                             --------------------  -------------------
        Total expenses.....................                59,361            1,413,799
                                             --------------------  -------------------
          Net investment income (loss).....              (42,648)          (1,184,773)
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                    --                   --
      Realized gains (losses) on sale of
        investments........................               209,947            5,254,385
                                             --------------------  -------------------
          Net realized gains (losses)......               209,947            5,254,385
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................               809,251           28,494,295
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             1,019,198           33,748,680
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........   $           976,550  $        32,563,907
                                             ====================  ===================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                                      MIST HARRIS         MIST INVESCO
                                             MIST GOLDMAN SACHS         OAKMARK           BALANCED-RISK        MIST INVESCO
                                                MID CAP VALUE        INTERNATIONAL         ALLOCATION            COMSTOCK
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  ------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           169,034  $         1,670,380  $               --  $         1,276,175
                                             -------------------  -------------------  ------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              274,897              971,967             243,216              959,670
      Administrative charges...............               46,926              168,453              55,010              290,220
                                             -------------------  -------------------  ------------------  -------------------
        Total expenses.....................              321,823            1,140,420             298,226            1,249,890
                                             -------------------  -------------------  ------------------  -------------------
          Net investment income (loss).....            (152,789)              529,960           (298,226)               26,285
                                             -------------------  -------------------  ------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........              671,473                   --             232,302                   --
      Realized gains (losses) on sale of
        investments........................              648,430            1,833,456               9,164            3,243,609
                                             -------------------  -------------------  ------------------  -------------------
          Net realized gains (losses)......            1,319,903            1,833,456             241,466            3,243,609
                                             -------------------  -------------------  ------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            3,772,355           14,288,746              28,016           30,821,728
                                             -------------------  -------------------  ------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            5,092,258           16,122,202             269,482           34,065,337
                                             -------------------  -------------------  ------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         4,939,469  $        16,652,162  $         (28,744)  $        34,091,622
                                             ===================  ===================  ==================  ===================

                                                                                                               MIST JPMORGAN
                                                MIST INVESCO         MIST INVESCO         MIST JPMORGAN        GLOBAL ACTIVE
                                                MID CAP VALUE      SMALL CAP GROWTH         CORE BOND           ALLOCATION
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             ------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $        1,563,060  $           124,149  $            40,331  $             8,048
                                             ------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................           1,988,492              722,542              189,726               74,884
      Administrative charges...............             476,921              129,106               35,458               22,870
                                             ------------------  -------------------  -------------------  -------------------
        Total expenses.....................           2,465,413              851,648              225,184               97,754
                                             ------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....           (902,353)            (727,499)            (184,853)             (89,706)
                                             ------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                  --            3,213,474               63,377               47,484
      Realized gains (losses) on sale of
        investments........................           2,802,789            2,517,900            1,400,491              211,707
                                             ------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......           2,802,789            5,731,374            1,463,868              259,191
                                             ------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          48,920,722           11,841,418          (1,951,764)              627,553
                                             ------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................          51,723,511           17,572,792            (487,896)              886,744
                                             ------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       50,821,158  $        16,845,293  $         (672,749)  $           797,038
                                             ==================  ===================  ===================  ===================


                                                MIST JPMORGAN     MIST LOOMIS SAYLES
                                               SMALL CAP VALUE      GLOBAL MARKETS
                                                 SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $            42,689  $          360,248
                                             -------------------  ------------------
EXPENSES:
      Mortality and expense risk
        charges............................               57,518             213,694
      Administrative charges...............               21,867              37,959
                                             -------------------  ------------------
        Total expenses.....................               79,385             251,653
                                             -------------------  ------------------
          Net investment income (loss).....             (36,696)             108,595
                                             -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --                  --
      Realized gains (losses) on sale of
        investments........................              426,468             726,882
                                             -------------------  ------------------
          Net realized gains (losses)......              426,468             726,882
                                             -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................            2,016,956           1,299,077
                                             -------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            2,443,424           2,025,959
                                             -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         2,406,728  $        2,134,554
                                             ===================  ==================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                                                          MIST MET/FRANKLIN
                                              MIST LORD ABBETT       MIST MET/EATON      LOW DURATION TOTAL   MIST MET/TEMPLETON
                                               BOND DEBENTURE      VANCE FLOATING RATE         RETURN         INTERNATIONAL BOND
                                                 SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $        16,580,668  $           134,315   $           305,441  $           110,113
                                             -------------------  --------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................            2,610,384               55,302               194,959               42,788
      Administrative charges...............              567,207                9,676                55,578               13,853
                                             -------------------  --------------------  -------------------  -------------------
        Total expenses.....................            3,177,591               64,978               250,537               56,641
                                             -------------------  --------------------  -------------------  -------------------
          Net investment income (loss).....           13,403,077               69,337                54,904               53,472
                                             -------------------  --------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --               15,990                    --               24,834
      Realized gains (losses) on sale of
        investments........................            3,279,512               16,123                16,310              (3,442)
                                             -------------------  --------------------  -------------------  -------------------
          Net realized gains (losses)......            3,279,512               32,113                16,310               21,392
                                             -------------------  --------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            (991,494)             (21,021)              (43,087)             (75,084)
                                             -------------------  --------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            2,288,018               11,092              (26,777)             (53,692)
                                             -------------------  --------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        15,691,095  $            80,429   $            28,127  $             (220)
                                             ===================  ====================  ===================  ===================


                                                 MIST METLIFE          MIST METLIFE         MIST METLIFE         MIST METLIFE
                                              AGGRESSIVE STRATEGY      BALANCED PLUS      BALANCED STRATEGY   DEFENSIVE STRATEGY
                                                  SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         1,542,082   $         1,173,246  $         54,754,137  $        13,003,979
                                             --------------------  -------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................            2,609,775               674,744            26,439,935            5,049,384
      Administrative charges...............              507,518               249,760             6,806,444            1,072,741
                                             --------------------  -------------------  --------------------  -------------------
        Total expenses.....................            3,117,293               924,504            33,246,379            6,122,125
                                             --------------------  -------------------  --------------------  -------------------
          Net investment income (loss).....          (1,575,211)               248,742            21,507,758            6,881,854
                                             --------------------  -------------------  --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --             1,895,244                    --           10,530,600
      Realized gains (losses) on sale of
        investments........................            7,431,029               546,545            46,525,347            9,905,738
                                             --------------------  -------------------  --------------------  -------------------
          Net realized gains (losses)......            7,431,029             2,441,789            46,525,347           20,436,338
                                             --------------------  -------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................           43,217,486             9,701,355           381,202,233            3,703,658
                                             --------------------  -------------------  --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           50,648,515            12,143,144           427,727,580           24,139,996
                                             --------------------  -------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        49,073,304   $        12,391,886  $        449,235,338  $        31,021,850
                                             ====================  ===================  ====================  ===================


                                                MIST METLIFE          MIST METLIFE
                                               GROWTH STRATEGY      MODERATE STRATEGY
                                                 SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $        24,780,403  $        23,510,709
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................           20,871,300           10,117,455
      Administrative charges...............            4,356,680            2,476,380
                                             -------------------  -------------------
        Total expenses.....................           25,227,980           12,593,835
                                             -------------------  -------------------
          Net investment income (loss).....            (447,577)           10,916,874
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --            1,802,215
      Realized gains (losses) on sale of
        investments........................           27,198,325           16,576,482
                                             -------------------  -------------------
          Net realized gains (losses)......           27,198,325           18,378,697
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          347,398,687           89,825,176
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................          374,597,012          108,203,873
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       374,149,435  $       119,120,747
                                             ===================  ===================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                MIST METLIFE
                                                 MULTI-INDEX       MIST MFS EMERGING    MIST MFS RESEARCH  MIST MORGAN STANLEY
                                                TARGETED RISK       MARKETS EQUITY        INTERNATIONAL      MID CAP GROWTH
                                               SUB-ACCOUNT (A)        SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                             -------------------  ------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $               857  $          582,435  $         3,517,691  $           450,564
                                             -------------------  ------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................                1,485             599,329            1,510,777              585,005
      Administrative charges...............                  322             131,520              311,342              164,854
                                             -------------------  ------------------  -------------------  -------------------
        Total expenses.....................                1,807             730,849            1,822,119              749,859
                                             -------------------  ------------------  -------------------  -------------------
          Net investment income (loss).....                (950)           (148,414)            1,695,572            (299,295)
                                             -------------------  ------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                6,496                  --                   --                   --
      Realized gains (losses) on sale of
        investments........................                  299           (106,047)            (739,940)            3,405,175
                                             -------------------  ------------------  -------------------  -------------------
          Net realized gains (losses)......                6,795           (106,047)            (739,940)            3,405,175
                                             -------------------  ------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................               15,751         (3,220,289)           21,259,599           19,016,467
                                             -------------------  ------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               22,546         (3,326,336)           20,519,659           22,421,642
                                             -------------------  ------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            21,596  $      (3,474,750)  $        22,215,231  $        22,122,347
                                             ===================  ==================  ===================  ===================

                                                                      MIST PIMCO
                                               MIST OPPENHEIMER   INFLATION PROTECTED      MIST PIMCO
                                                 GLOBAL EQUITY           BOND             TOTAL RETURN       MIST PIONEER FUND
                                                  SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  ------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           412,949  $         2,444,812  $       23,185,357  $         3,064,393
                                             -------------------  -------------------  ------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              251,769            1,216,865           5,281,377              919,777
      Administrative charges...............               98,504              282,967           1,321,846              210,405
                                             -------------------  -------------------  ------------------  -------------------
        Total expenses.....................              350,273            1,499,832           6,603,223            1,130,182
                                             -------------------  -------------------  ------------------  -------------------
          Net investment income (loss).....               62,676              944,980          16,582,134            1,934,211
                                             -------------------  -------------------  ------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --            6,529,814          10,745,621                   --
      Realized gains (losses) on sale of
        investments........................              840,499            (732,439)           1,760,478            6,108,159
                                             -------------------  -------------------  ------------------  -------------------
          Net realized gains (losses)......              840,499            5,797,375          12,506,099            6,108,159
                                             -------------------  -------------------  ------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            8,213,059         (19,255,424)        (46,315,981)           17,649,916
                                             -------------------  -------------------  ------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            9,053,558         (13,458,049)        (33,809,882)           23,758,075
                                             -------------------  -------------------  ------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         9,116,234  $      (12,513,069)  $     (17,227,748)  $        25,692,286
                                             ===================  ===================  ==================  ===================


                                                 MIST PIONEER        MIST PYRAMIS
                                               STRATEGIC INCOME    GOVERNMENT INCOME
                                                  SUB-ACCOUNT         SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           719,446  $            82,442
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              154,828               37,970
      Administrative charges...............               39,496               13,371
                                             -------------------  -------------------
        Total expenses.....................              194,324               51,341
                                             -------------------  -------------------
          Net investment income (loss).....              525,122               31,101
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........               41,401               51,262
      Realized gains (losses) on sale of
        investments........................              153,594             (87,821)
                                             -------------------  -------------------
          Net realized gains (losses)......              194,995             (36,559)
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            (641,291)            (326,499)
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            (446,296)            (363,058)
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            78,826  $         (331,957)
                                             ===================  ===================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                                     MIST SCHRODERS
                                                 MIST PYRAMIS            GLOBAL          MIST SSGA GROWTH         MIST SSGA
                                                 MANAGED RISK          MULTI-ASSET        AND INCOME ETF         GROWTH ETF
                                                SUB-ACCOUNT (b)        SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            27,207  $               664  $         4,139,479  $         1,110,071
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................               12,755               81,258            1,565,098              654,797
      Administrative charges...............                2,536               20,008              411,750              135,066
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................               15,291              101,266            1,976,848              789,863
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....               11,916            (100,602)            2,162,631              320,208
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........               60,970               28,544            3,888,201            1,921,277
      Realized gains (losses) on sale of
        investments........................                7,579               67,313            2,304,249            1,372,327
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......               68,549               95,857            6,192,450            3,293,604
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................               82,837              649,309            9,798,640            4,682,523
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              151,386              745,166           15,991,090            7,976,127
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           163,302  $           644,564  $        18,153,721  $         8,296,335
                                             ===================  ===================  ===================  ===================


                                             MIST T. ROWE PRICE   MIST T. ROWE PRICE    MIST THIRD AVENUE   MSF BAILLIE GIFFORD
                                               LARGE CAP VALUE      MID CAP GROWTH       SMALL CAP VALUE    INTERNATIONAL STOCK
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $        10,356,354  $           184,505  $           527,010  $            77,538
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................            7,118,071            1,066,977              773,850              188,533
      Administrative charges...............            1,349,886              196,427              135,127               36,700
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................            8,467,957            1,263,404              908,977              225,233
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....            1,888,397          (1,078,899)            (381,967)            (147,695)
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --            4,111,435                   --                   --
      Realized gains (losses) on sale of
        investments........................           18,386,497            2,941,077            2,139,900             (45,289)
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......           18,386,497            7,052,512            2,139,900             (45,289)
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          155,015,468           17,372,198           12,668,658            2,223,929
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................          173,401,965           24,424,710           14,808,558            2,178,640
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       175,290,362  $        23,345,811  $        14,426,591  $         2,030,945
                                             ===================  ===================  ===================  ===================


                                                 MSF BARCLAYS         MSF BLACKROCK
                                             AGGREGATE BOND INDEX      BOND INCOME
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................   $            95,863  $         3,536,033
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................                44,339              688,937
      Administrative charges...............                 7,855              228,437
                                             --------------------  -------------------
        Total expenses.....................                52,194              917,374
                                             --------------------  -------------------
          Net investment income (loss).....                43,669            2,618,659
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                    --            2,288,983
      Realized gains (losses) on sale of
        investments........................              (39,211)              146,759
                                             --------------------  -------------------
          Net realized gains (losses)......              (39,211)            2,435,742
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             (131,964)          (6,914,788)
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             (171,175)          (4,479,046)
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........   $         (127,506)  $       (1,860,387)
                                             ====================  ===================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013



                                                 MSF BLACKROCK        MSF BLACKROCK      MSF DAVIS VENTURE      MSF FRONTIER
                                             CAPITAL APPRECIATION     MONEY MARKET             VALUE           MID CAP GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT (b)
                                             --------------------  -------------------  -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $            89,236   $                --  $         2,760,860  $               --
                                             --------------------  -------------------  -------------------  ------------------
EXPENSES:
      Mortality and expense risk
        charges............................              109,558             1,352,980            2,520,863              97,055
      Administrative charges...............               22,612               253,273              540,172              16,834
                                             --------------------  -------------------  -------------------  ------------------
        Total expenses.....................              132,170             1,606,253            3,061,035             113,889
                                             --------------------  -------------------  -------------------  ------------------
          Net investment income (loss).....             (42,934)           (1,606,253)            (300,175)           (113,889)
                                             --------------------  -------------------  -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --                    --            3,664,156                  --
      Realized gains (losses) on sale of
        investments........................              622,643                    --            9,297,164             111,302
                                             --------------------  -------------------  -------------------  ------------------
          Net realized gains (losses)......              622,643                    --           12,961,320             111,302
                                             --------------------  -------------------  -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................            2,451,903                    --           46,955,909           1,787,082
                                             --------------------  -------------------  -------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            3,074,546                    --           59,917,229           1,898,384
                                             --------------------  -------------------  -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         3,031,612   $       (1,606,253)  $        59,617,054  $        1,784,495
                                             ====================  ===================  ===================  ==================

                                                                                                            MSF MET/DIMENSIONAL
                                                MSF JENNISON       MSF LOOMIS SAYLES     MSF MET/ARTISAN    INTERNATIONAL SMALL
                                                   GROWTH          SMALL CAP GROWTH       MID CAP VALUE           COMPANY
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  ------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $           311,875  $                --  $          323,038  $            40,129
                                             -------------------  -------------------  ------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................            1,728,915              155,661             624,023               30,395
      Administrative charges...............              323,822               42,205             106,375                6,955
                                             -------------------  -------------------  ------------------  --------------------
        Total expenses.....................            2,052,737              197,866             730,398               37,350
                                             -------------------  -------------------  ------------------  --------------------
          Net investment income (loss).....          (1,740,862)            (197,866)           (407,360)                2,779
                                             -------------------  -------------------  ------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........            1,389,903                   --                  --               62,738
      Realized gains (losses) on sale of
        investments........................            2,851,542            1,235,848             486,945               29,432
                                             -------------------  -------------------  ------------------  --------------------
          Net realized gains (losses)......            4,241,445            1,235,848             486,945               92,170
                                             -------------------  -------------------  ------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................           38,020,336            5,362,656          12,204,394              621,901
                                             -------------------  -------------------  ------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           42,261,781            6,598,504          12,691,339              714,071
                                             -------------------  -------------------  ------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        40,520,919  $         6,400,638  $       12,283,979  $           716,850
                                             ===================  ===================  ==================  ====================


                                                  MSF METLIFE           MSF METLIFE
                                              MID CAP STOCK INDEX       STOCK INDEX
                                                  SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            33,339   $           651,745
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................               54,542               558,617
      Administrative charges...............                8,961                98,005
                                             --------------------  -------------------
        Total expenses.....................               63,503               656,622
                                             --------------------  -------------------
          Net investment income (loss).....             (30,164)               (4,877)
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........              100,440               597,352
      Realized gains (losses) on sale of
        investments........................              169,866             1,205,036
                                             --------------------  -------------------
          Net realized gains (losses)......              270,306             1,802,388
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................              678,992             8,303,585
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              949,298            10,105,973
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           919,134   $        10,101,096
                                             ====================  ===================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013



                                                   MSF MFS                                  MSF MSCI           MSF NEUBERGER
                                                TOTAL RETURN         MSF MFS VALUE         EAFE INDEX         BERMAN GENESIS
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  ------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         2,537,092  $           962,517  $           39,328  $            10,349
                                             -------------------  -------------------  ------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              752,783            1,019,089              21,096              393,903
      Administrative charges...............              256,363              365,563               4,006               74,425
                                             -------------------  -------------------  ------------------  -------------------
        Total expenses.....................            1,009,146            1,384,652              25,102              468,328
                                             -------------------  -------------------  ------------------  -------------------
          Net investment income (loss).....            1,527,946            (422,135)              14,226            (457,979)
                                             -------------------  -------------------  ------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --            1,844,825                  --                   --
      Realized gains (losses) on sale of
        investments........................            1,634,403            3,046,876              66,296              676,206
                                             -------------------  -------------------  ------------------  -------------------
          Net realized gains (losses)......            1,634,403            4,891,701              66,296              676,206
                                             -------------------  -------------------  ------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................           13,776,442           34,235,330             212,770           10,963,148
                                             -------------------  -------------------  ------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           15,410,845           39,127,031             279,066           11,639,354
                                             -------------------  -------------------  ------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        16,938,791  $        38,704,896  $          293,292  $        11,181,375
                                             ===================  ===================  ==================  ===================


                                              MSF RUSSELL 2000     MSF T. ROWE PRICE    MSF T. ROWE PRICE   MSF VAN ECK GLOBAL
                                                    INDEX          LARGE CAP GROWTH     SMALL CAP GROWTH     NATURAL RESOURCES
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             ------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           34,172  $            57,839  $            25,042  $            29,409
                                             ------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              48,740              778,027              140,134               36,572
      Administrative charges...............               8,366              142,316               24,632               11,706
                                             ------------------  -------------------  -------------------  -------------------
        Total expenses.....................              57,106              920,343              164,766               48,278
                                             ------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....            (22,934)            (862,504)            (139,724)             (18,869)
                                             ------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                  --                   --              640,778                   --
      Realized gains (losses) on sale of
        investments........................             168,240            4,832,780              761,006            (155,834)
                                             ------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......             168,240            4,832,780            1,401,784            (155,834)
                                             ------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             857,104           15,737,023            2,766,639              651,165
                                             ------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           1,025,344           20,569,803            4,168,423              495,331
                                             ------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        1,002,410  $        19,707,299  $         4,028,699  $           476,462
                                             ==================  ===================  ===================  ===================

                                               MSF WESTERN ASSET    MSF WESTERN ASSET
                                             MANAGEMENT STRATEGIC      MANAGEMENT
                                              BOND OPPORTUNITIES     U.S. GOVERNMENT
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  ------------------
INVESTMENT INCOME:
      Dividends............................   $           352,332  $          211,286
                                             --------------------  ------------------
EXPENSES:
      Mortality and expense risk
        charges............................                88,019             142,189
      Administrative charges...............                17,269              24,964
                                             --------------------  ------------------
        Total expenses.....................               105,288             167,153
                                             --------------------  ------------------
          Net investment income (loss).....               247,044              44,133
                                             --------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                    --                  --
      Realized gains (losses) on sale of
        investments........................               335,486              18,328
                                             --------------------  ------------------
          Net realized gains (losses)......               335,486              18,328
                                             --------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................             (619,172)           (329,701)
                                             --------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             (283,686)           (311,373)
                                             --------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........   $          (36,642)  $        (267,240)
                                             ====================  ==================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONCLUDED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                   PIMCO VIT            PIMCO VIT             PUTNAM VT           PUTNAM VT
                                                  HIGH YIELD          LOW DURATION          EQUITY INCOME     MULTI-CAP GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
                                             --------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            427,241  $           154,503  $           524,183  $            16,319
                                             --------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................                95,747              134,233              199,656               28,292
      Administrative charges...............                19,511               25,748               64,260                3,779
                                             --------------------  -------------------  -------------------  -------------------
        Total expenses.....................               115,258              159,981              263,916               32,071
                                             --------------------  -------------------  -------------------  -------------------
           Net investment income (loss)....               311,983              (5,478)              260,267             (15,752)
                                             --------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                    --                   --                   --                   --
      Realized gains (losses) on sale of
        investments........................               128,731               94,642            1,187,492              127,321
                                             --------------------  -------------------  -------------------  -------------------
           Net realized gains (losses).....               128,731               94,642            1,187,492              127,321
                                             --------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             (124,190)            (272,620)            5,626,689              570,168
                                             --------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................                 4,541            (177,978)            6,814,181              697,489
                                             --------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            316,524  $         (183,456)  $         7,074,448  $           681,737
                                             ====================  ===================  ===================  ===================

                                             RUSSELL AGGRESSIVE                         RUSSELL GLOBAL REAL   RUSSELL MULTI-STYLE
                                                   EQUITY           RUSSELL CORE BOND    ESTATE SECURITIES          EQUITY
                                                 SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $             6,590  $           104,754  $             42,860  $           102,276
                                             -------------------  -------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................               19,674               92,698                13,213              103,025
      Administrative charges...............                2,357               11,120                 1,583               12,361
                                             -------------------  -------------------  --------------------  --------------------
        Total expenses.....................               22,031              103,818                14,796              115,386
                                             -------------------  -------------------  --------------------  --------------------
           Net investment income (loss)....             (15,441)                  936                28,064             (13,110)
                                             -------------------  -------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........              112,720               24,237                38,851              438,272
      Realized gains (losses) on sale of
        investments........................               71,707               81,538                17,843              419,754
                                             -------------------  -------------------  --------------------  --------------------
           Net realized gains (losses).....              184,427              105,775                56,694              858,026
                                             -------------------  -------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................              339,515            (316,686)              (53,084)            1,407,178
                                             -------------------  -------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              523,942            (210,911)                 3,610            2,265,204
                                             -------------------  -------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           508,501  $         (209,975)  $             31,674  $         2,252,094
                                             ===================  ===================  ====================  ====================


                                               RUSSELL NON-U.S.
                                                  SUB-ACCOUNT
                                             -------------------
INVESTMENT INCOME:
      Dividends............................  $            71,713
                                             -------------------
EXPENSES:
      Mortality and expense risk
        charges............................               43,355
      Administrative charges...............                5,198
                                             -------------------
        Total expenses.....................               48,553
                                             -------------------
           Net investment income (loss)....               23,160
                                             -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --
      Realized gains (losses) on sale of
        investments........................             (14,344)
                                             -------------------
           Net realized gains (losses).....             (14,344)
                                             -------------------
      Change in unrealized gains (losses)
        on investments.....................              634,307
                                             -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              619,963
                                             -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           643,123
                                             ===================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                     STATEMENTS OF CHANGES IN NET ASSETS
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                 AMERICAN FUNDS
                                      AMERICAN FUNDS GLOBAL GROWTH         GLOBAL SMALL CAPITALIZATION
                                               SUB-ACCOUNT                         SUB-ACCOUNT
                                   -----------------------------------  ----------------------------------
                                         2013               2012              2013              2012
                                   ----------------  -----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $        408,503  $          16,491  $        (5,831)  $        113,324
   Net realized gains
     (losses)....................         4,192,451          1,843,654         1,017,142           345,191
   Change in unrealized
     gains (losses) on
     investments.................        23,703,654         18,177,752         5,661,018         3,508,464
                                   ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        28,304,608         20,037,897         6,672,329         3,966,979
                                   ----------------  -----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         1,668,920          2,700,041           335,561           396,507
   Net transfers (including
     fixed account)..............       (7,201,174)        (5,099,486)       (1,840,055)            40,433
   Contract charges..............         (880,990)          (851,342)         (222,817)         (213,201)
   Transfers for contract
     benefits and
     terminations................       (5,784,392)        (5,453,200)       (1,246,573)       (1,458,596)
                                   ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (12,197,636)        (8,703,987)       (2,973,884)       (1,234,857)
                                   ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............        16,106,972         11,333,910         3,698,445         2,732,122
NET ASSETS:
   Beginning of year.............       106,822,886         95,488,976        25,978,567        23,246,445
                                   ----------------  -----------------  ----------------  ----------------
   End of year...................  $    122,929,858  $     106,822,886  $     29,677,012  $     25,978,567
                                   ================  =================  ================  ================

                                                                               DWS II GOVERNMENT &
                                          AMERICAN FUNDS GROWTH                 AGENCY SECURITIES
                                               SUB-ACCOUNT                         SUB-ACCOUNT
                                   ----------------------------------  -----------------------------------
                                         2013              2012               2013              2012
                                   ----------------  ----------------  -----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $         61,134  $      (105,844)  $           9,203  $         18,750
   Net realized gains
     (losses)....................         7,384,758         3,265,177             20,029            23,117
   Change in unrealized
     gains (losses) on
     investments.................        27,933,318        16,336,209           (55,900)          (30,990)
                                   ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        35,379,210        19,495,542           (26,668)            10,877
                                   ----------------  ----------------  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         2,049,516         4,598,905                506               532
   Net transfers (including
     fixed account)..............       (9,594,962)       (2,892,397)              9,599          (26,140)
   Contract charges..............       (1,052,562)       (1,012,056)              (726)             (895)
   Transfers for contract
     benefits and
     terminations................       (8,280,530)       (6,752,127)          (193,705)          (92,468)
                                   ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (16,878,538)       (6,057,675)          (184,326)         (118,971)
                                   ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets............        18,500,672        13,437,867          (210,994)         (108,094)
NET ASSETS:
   Beginning of year.............       129,432,083       115,994,216            693,006           801,100
                                   ----------------  ----------------  -----------------  ----------------
   End of year...................  $    147,932,755  $    129,432,083  $         482,012  $        693,006
                                   ================  ================  =================  ================


                                       FIDELITY VIP EQUITY-INCOME        FIDELITY VIP GROWTH OPPORTUNITIES
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                   -----------------------------------  ----------------------------------
                                         2013               2012              2013              2012
                                   -----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $          45,576  $         72,431  $        (1,315)  $        (1,080)
   Net realized gains
     (losses)....................            447,050           276,506             6,058             1,013
   Change in unrealized
     gains (losses) on
     investments.................            798,810           350,502            31,463            16,699
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........          1,291,436           699,439            36,206            16,632
                                   -----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................             25,632            75,143                --                --
   Net transfers (including
     fixed account)..............            179,929           309,747          (15,520)             6,288
   Contract charges..............           (18,366)          (18,343)             (129)             (142)
   Transfers for contract
     benefits and
     terminations................          (527,633)         (465,790)           (2,977)           (3,873)
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............          (340,438)          (99,243)          (18,626)             2,273
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............            950,998           600,196            17,580            18,905
NET ASSETS:
   Beginning of year.............          5,082,102         4,481,906           109,300            90,395
                                   -----------------  ----------------  ----------------  ----------------
   End of year...................  $       6,033,100  $      5,082,102  $        126,880  $        109,300
                                   =================  ================  ================  ================

                                            FTVIPT TEMPLETON
                                           FOREIGN SECURITIES
                                               SUB-ACCOUNT
                                   -----------------------------------
                                         2013               2012
                                   ----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $        276,649  $         439,503
   Net realized gains
     (losses)....................           425,385          (201,568)
   Change in unrealized
     gains (losses) on
     investments.................         4,864,366          3,917,575
                                   ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........         5,566,400          4,155,510
                                   ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................           157,499            289,288
   Net transfers (including
     fixed account)..............         (463,897)          (281,750)
   Contract charges..............          (90,008)           (90,760)
   Transfers for contract
     benefits and
     terminations................       (3,121,814)        (2,256,554)
                                   ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............       (3,518,220)        (2,339,776)
                                   ----------------  -----------------
     Net increase (decrease)
        in net assets............         2,048,180          1,815,734
NET ASSETS:
   Beginning of year.............        28,052,934         26,237,200
                                   ----------------  -----------------
   End of year...................  $     30,101,114  $      28,052,934
                                   ================  =================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                            MIST ALLIANCEBERNSTEIN GLOBAL
                                    INVESCO V.I. INTERNATIONAL GROWTH            DYNAMIC ALLOCATION
                                               SUB-ACCOUNT                           SUB-ACCOUNT
                                   -----------------------------------  ------------------------------------
                                         2013              2012                2013             2012 (a)
                                   ----------------  ----------------   -----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $       (22,265)  $        (7,505)   $          75,766   $      (105,629)
   Net realized gains
     (losses)....................           242,759           187,439             679,659              7,368
   Change in unrealized
     gains (losses) on
     investments.................           765,351           626,911           1,608,358          1,136,097
                                   ----------------  ----------------   -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........           985,845           806,845           2,363,783          1,037,836
                                   ----------------  ----------------   -----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................            18,558            48,304             668,511         11,185,823
   Net transfers (including
     fixed account)..............           233,063          (48,681)           3,473,455          9,893,042
   Contract charges..............          (19,604)          (21,206)           (233,655)           (22,914)
   Transfers for contract
     benefits and
     terminations................         (918,764)         (645,014)           (682,012)          (220,708)
                                   ----------------  ----------------   -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............         (686,747)         (666,597)           3,226,299         20,835,243
                                   ----------------  ----------------   -----------------  -----------------
     Net increase (decrease)
        in net assets............           299,098           140,248           5,590,082         21,873,079
NET ASSETS:
   Beginning of year.............         6,259,165         6,118,917          21,873,079                 --
                                   ----------------  ----------------   -----------------  -----------------
   End of year...................  $      6,558,263  $      6,259,165   $      27,463,161   $     21,873,079
                                   ================  ================   =================  =================

                                          MIST AMERICAN FUNDS                  MIST AMERICAN FUNDS
                                          BALANCED ALLOCATION                   GROWTH ALLOCATION
                                              SUB-ACCOUNT                          SUB-ACCOUNT
                                   ----------------------------------  -----------------------------------
                                         2013              2012              2013              2012
                                   ----------------  ----------------  ----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $      (504,314)  $        217,054  $    (1,336,914)  $       (835,919)
   Net realized gains
     (losses)....................        21,595,900         6,301,663        23,104,972          4,585,085
   Change in unrealized
     gains (losses) on
     investments.................        15,798,540        18,666,860        28,587,618         25,535,407
                                   ----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        36,890,126        25,185,577        50,355,676         29,284,573
                                   ----------------  ----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         1,212,531         5,384,142           500,867          7,255,731
   Net transfers (including
     fixed account)..............       (7,319,294)         (708,071)       (2,920,195)        (7,253,472)
   Contract charges..............       (2,255,799)       (2,283,365)       (2,362,897)        (2,304,571)
   Transfers for contract
     benefits and
     terminations................      (13,503,951)      (10,566,334)      (13,777,227)        (9,745,918)
                                   ----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (21,866,513)       (8,173,628)      (18,559,452)       (12,048,230)
                                   ----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets............        15,023,613        17,011,949        31,796,224         17,236,343
NET ASSETS:
   Beginning of year.............       235,164,571       218,152,622       225,771,481        208,535,138
                                   ----------------  ----------------  ----------------  -----------------
   End of year...................  $    250,188,184  $    235,164,571  $    257,567,705  $     225,771,481
                                   ================  ================  ================  =================

                                                                              MIST AMERICAN FUNDS
                                       MIST AMERICAN FUNDS GROWTH             MODERATE ALLOCATION
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                   ----------------------------------  ----------------------------------
                                         2013              2012              2013              2012
                                   ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $      (317,617)  $      (323,394)  $        112,294  $        595,498
   Net realized gains
     (losses)....................         3,382,812         1,491,508        11,172,542         5,433,160
   Change in unrealized
     gains (losses) on
     investments.................         3,693,791         2,541,492         2,212,586         5,309,327
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........         6,758,986         3,709,606        13,497,422        11,337,985
                                   ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................           128,099           368,783           387,979         1,357,270
   Net transfers (including
     fixed account)..............         (974,001)       (1,441,672)       (8,727,361)       (4,179,111)
   Contract charges..............         (240,073)         (254,135)       (1,244,900)       (1,317,961)
   Transfers for contract
     benefits and
     terminations................       (1,756,950)       (1,563,023)      (10,202,089)       (9,745,348)
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............       (2,842,925)       (2,890,047)      (19,786,371)      (13,885,150)
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............         3,916,061           819,559       (6,288,949)       (2,547,165)
NET ASSETS:
   Beginning of year.............        25,736,857        24,917,298       126,809,368       129,356,533
                                   ----------------  ----------------  ----------------  ----------------
   End of year...................  $     29,652,918  $     25,736,857  $    120,520,419  $    126,809,368
                                   ================  ================  ================  ================


                                      MIST AQR GLOBAL RISK BALANCED
                                               SUB-ACCOUNT
                                   -----------------------------------
                                         2013             2012 (a)
                                   -----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $         149,421  $       (81,216)
   Net realized gains
     (losses)....................            247,052             8,760
   Change in unrealized
     gains (losses) on
     investments.................        (1,503,984)           630,650
                                   -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        (1,107,511)           558,194
                                   -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................             99,288           246,911
   Net transfers (including
     fixed account)..............            384,530        15,473,901
   Contract charges..............          (155,503)          (43,228)
   Transfers for contract
     benefits and
     terminations................          (696,634)         (219,348)
                                   -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............          (368,319)        15,458,236
                                   -----------------  ----------------
     Net increase (decrease)
        in net assets............        (1,475,830)        16,016,430
NET ASSETS:
   Beginning of year.............         16,016,430                --
                                   -----------------  ----------------
   End of year...................  $      14,540,600  $     16,016,430
                                   =================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                           MIST BLACKROCK                      MIST BLACKROCK
                                     GLOBAL TACTICAL STRATEGIES                  HIGH YIELD
                                             SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013            2012 (a)            2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        143,441  $      (215,547)  $        833,208  $        770,102
   Net realized gains
     (losses)...................         1,503,976            13,087           616,314           356,221
   Change in unrealized
     gains (losses) on
     investments................         2,882,847         2,056,998         (181,934)           880,225
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         4,530,264         1,854,538         1,267,588         2,006,548
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           801,466        19,492,373            88,643           552,889
   Net transfers (including
     fixed account).............        11,503,843        23,511,165         1,281,118         2,884,131
   Contract charges.............         (473,454)          (42,218)         (116,116)         (109,129)
   Transfers for contract
     benefits and
     terminations...............       (2,710,262)         (377,778)       (1,501,711)       (1,525,030)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         9,121,593        42,583,542         (248,066)         1,802,861
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............        13,651,857        44,438,080         1,019,522         3,809,409
NET ASSETS:
   Beginning of year............        44,438,080                --        16,244,048        12,434,639
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $     58,089,937  $     44,438,080  $     17,263,570  $     16,244,048
                                  ================  ================  ================  ================

                                           MIST BLACKROCK
                                           LARGE CAP CORE               MIST CLARION GLOBAL REAL ESTATE
                                             SUB-ACCOUNT                          SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $         21,909  $          3,397  $      2,150,527  $        210,714
   Net realized gains
     (losses)...................           357,801           102,883         (324,916)         (713,424)
   Change in unrealized
     gains (losses) on
     investments................         1,681,665           585,260       (1,020,469)         8,520,403
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         2,061,375           691,540           805,142         8,017,693
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           180,710           522,666           137,245           570,276
   Net transfers (including
     fixed account).............         (604,610)           478,738         1,662,004         (240,798)
   Contract charges.............          (55,673)          (50,637)         (168,758)         (166,994)
   Transfers for contract
     benefits and
     terminations...............         (311,478)         (287,767)       (3,599,195)       (2,941,381)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         (791,051)           663,000       (1,968,704)       (2,778,897)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         1,270,324         1,354,540       (1,163,562)         5,238,796
NET ASSETS:
   Beginning of year............         6,609,137         5,254,597        39,516,123        34,277,327
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      7,879,461  $      6,609,137  $     38,352,561  $     39,516,123
                                  ================  ================  ================  ================

                                           MIST CLEARBRIDGE
                                         AGGRESSIVE GROWTH II          MIST CLEARBRIDGE AGGRESSIVE GROWTH
                                              SUB-ACCOUNT                          SUB-ACCOUNT
                                  -----------------------------------  -----------------------------------
                                         2013              2012              2013              2012
                                  -----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        (42,648)  $       (21,268)  $    (1,184,773)  $    (1,202,964)
   Net realized gains
     (losses)...................            209,947            29,031         5,254,385         1,540,752
   Change in unrealized
     gains (losses) on
     investments................            809,251           214,381        28,494,295        11,875,814
                                  -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........            976,550           222,144        32,563,907        12,213,602
                                  -----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................              1,685             5,557           249,687         1,228,421
   Net transfers (including
     fixed account).............          2,160,799         1,479,969       (1,368,153)       (2,877,118)
   Contract charges.............           (26,878)          (12,515)         (347,251)         (329,696)
   Transfers for contract
     benefits and
     terminations...............          (601,592)         (139,480)       (8,690,461)       (5,771,530)
                                  -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............          1,534,014         1,333,531      (10,156,178)       (7,749,923)
                                  -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............          2,510,564         1,555,675        22,407,729         4,463,679
NET ASSETS:
   Beginning of year............          2,480,585           924,910        79,321,095        74,857,416
                                  -----------------  ----------------  ----------------  ----------------
   End of year..................  $       4,991,149  $      2,480,585  $    101,728,824  $     79,321,095
                                  =================  ================  ================  ================


                                   MIST GOLDMAN SACHS MID CAP VALUE
                                              SUB-ACCOUNT
                                  -----------------------------------
                                         2013              2012
                                  -----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $       (152,789)  $      (188,666)
   Net realized gains
     (losses)...................          1,319,903            20,259
   Change in unrealized
     gains (losses) on
     investments................          3,772,355         2,677,080
                                  -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........          4,939,469         2,508,673
                                  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................             30,495            92,435
   Net transfers (including
     fixed account).............          (443,972)         (258,827)
   Contract charges.............           (83,810)          (80,324)
   Transfers for contract
     benefits and
     terminations...............        (1,872,506)       (1,464,848)
                                  -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............        (2,369,793)       (1,711,564)
                                  -----------------  ----------------
     Net increase (decrease)
       in net assets............          2,569,676           797,109
NET ASSETS:
   Beginning of year............         17,068,463        16,271,354
                                  -----------------  ----------------
   End of year..................  $      19,638,139  $     17,068,463
                                  =================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                  MIST INVESCO
                                   MIST HARRIS OAKMARK INTERNATIONAL        BALANCED-RISK ALLOCATION
                                              SUB-ACCOUNT                          SUB-ACCOUNT
                                  -----------------------------------  ----------------------------------
                                        2013              2012               2013            2012 (b)
                                  ----------------  ----------------   ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        529,960  $       (47,989)   $      (298,226)  $       (28,934)
   Net realized gains
     (losses)...................         1,833,456         (575,680)            241,466           197,330
   Change in unrealized
     gains (losses) on
     investments................        14,288,746        14,433,429             28,016           235,621
                                  ----------------  ----------------   ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        16,652,162        13,809,760           (28,744)           404,017
                                  ----------------  ----------------   ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           192,165           836,754            221,822           153,517
   Net transfers (including
     fixed account).............         1,807,599       (3,701,717)          2,482,249        18,104,568
   Contract charges.............         (328,352)         (297,205)          (188,666)          (46,740)
   Transfers for contract
     benefits and
     terminations...............       (6,239,448)       (4,513,864)        (1,225,379)         (209,518)
                                  ----------------  ----------------   ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (4,568,036)       (7,676,032)          1,290,026        18,001,827
                                  ----------------  ----------------   ----------------  ----------------
     Net increase (decrease)
       in net assets............        12,084,126         6,133,728          1,261,282        18,405,844
NET ASSETS:
   Beginning of year............        60,795,216        54,661,488         18,405,844                --
                                  ----------------  ----------------   ----------------  ----------------
   End of year..................  $     72,879,342  $     60,795,216   $     19,667,126  $     18,405,844
                                  ================  ================   ================  ================


                                         MIST INVESCO COMSTOCK            MIST INVESCO MID CAP VALUE
                                              SUB-ACCOUNT                         SUB-ACCOUNT
                                  -----------------------------------  ----------------------------------
                                        2013              2012               2013              2012
                                  ----------------  -----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $         26,285  $         261,786  $      (902,353)  $    (1,443,228)
   Net realized gains
     (losses)...................         3,243,609            709,907         2,802,789       (3,430,104)
   Change in unrealized
     gains (losses) on
     investments................        30,821,728         15,390,328        48,920,722        28,776,620
                                  ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        34,091,622         16,362,021        50,821,158        23,903,288
                                  ----------------  -----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................         1,112,181          2,126,162         1,095,938         1,644,994
   Net transfers (including
     fixed account).............         1,551,821        (2,713,020)       (6,640,721)       (5,874,126)
   Contract charges.............         (602,828)          (547,185)         (755,153)         (760,540)
   Transfers for contract
     benefits and
     terminations...............      (10,189,892)        (8,850,457)      (21,888,781)      (19,360,998)
                                  ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (8,128,718)        (9,984,500)      (28,188,717)      (24,350,670)
                                  ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............        25,962,904          6,377,521        22,632,441         (447,382)
NET ASSETS:
   Beginning of year............       104,439,830         98,062,309       187,671,582       188,118,964
                                  ----------------  -----------------  ----------------  ----------------
   End of year..................  $    130,402,734  $     104,439,830  $    210,304,023  $    187,671,582
                                  ================  =================  ================  ================


                                     MIST INVESCO SMALL CAP GROWTH          MIST JPMORGAN CORE BOND
                                              SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $      (727,499)  $      (770,289)  $      (184,853)  $        156,899
   Net realized gains
     (losses)...................         5,731,374         4,636,784         1,463,868           502,367
   Change in unrealized
     gains (losses) on
     investments................        11,841,418         3,485,103       (1,951,764)         (110,361)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        16,845,293         7,351,598         (672,749)           548,905
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           156,924           566,267            36,885           276,727
   Net transfers (including
     fixed account).............         1,634,040       (3,822,308)       (2,413,631)         (489,582)
   Contract charges.............         (222,057)         (218,696)         (159,882)         (180,860)
   Transfers for contract
     benefits and
     terminations...............       (5,290,947)       (4,128,973)       (1,022,054)       (1,040,885)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (3,722,040)       (7,603,710)       (3,558,682)       (1,434,600)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............        13,123,253         (252,112)       (4,231,431)         (885,695)
NET ASSETS:
   Beginning of year............        46,464,081        46,716,193        16,737,665        17,623,360
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $     59,587,334  $     46,464,081  $     12,506,234  $     16,737,665
                                  ================  ================  ================  ================

                                             MIST JPMORGAN
                                       GLOBAL ACTIVE ALLOCATION
                                              SUB-ACCOUNT
                                  -----------------------------------
                                         2013            2012 (b)
                                  -----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        (89,706)  $          (317)
   Net realized gains
     (losses)...................            259,191            48,453
   Change in unrealized
     gains (losses) on
     investments................            627,553           252,299
                                  -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........            797,038           300,435
                                  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            332,957         2,886,045
   Net transfers (including
     fixed account).............          2,367,278         4,261,165
   Contract charges.............           (81,370)           (6,746)
   Transfers for contract
     benefits and
     terminations...............          (269,275)          (69,710)
                                  -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............          2,349,590         7,070,754
                                  -----------------  ----------------
     Net increase (decrease)
       in net assets............          3,146,628         7,371,189
NET ASSETS:
   Beginning of year............          7,371,189                --
                                  -----------------  ----------------
   End of year..................  $      10,517,817  $      7,371,189
                                  =================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012



                                    MIST JPMORGAN SMALL CAP VALUE      MIST LOOMIS SAYLES GLOBAL MARKETS
                                             SUB-ACCOUNT                          SUB-ACCOUNT
                                  ----------------------------------  -----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $       (36,696)  $       (20,665)  $        108,595  $         96,072
   Net realized gains
     (losses)...................           426,468           146,628           726,882           227,782
   Change in unrealized
     gains (losses) on
     investments................         2,016,956           898,208         1,299,077         1,534,216
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         2,406,728         1,024,171         2,134,554         1,858,070
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           144,887           275,959           233,011           596,981
   Net transfers (including
     fixed account).............         (438,705)          (20,598)         (609,275)         1,724,999
   Contract charges.............          (57,706)          (54,923)         (114,781)         (106,750)
   Transfers for contract
     benefits and
     terminations...............         (442,324)         (432,808)       (1,423,422)       (1,118,519)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         (793,848)         (232,370)       (1,914,467)         1,096,711
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         1,612,880           791,801           220,087         2,954,781
NET ASSETS:
   Beginning of year............         7,917,855         7,126,054        14,977,462        12,022,681
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      9,530,735  $      7,917,855  $     15,197,549  $     14,977,462
                                  ================  ================  ================  ================

                                                                                MIST MET/EATON
                                    MIST LORD ABBETT BOND DEBENTURE           VANCE FLOATING RATE
                                              SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $     13,403,077  $     15,273,390  $         69,337  $         41,559
   Net realized gains
     (losses)...................         3,279,512         2,704,536            32,113            18,015
   Change in unrealized
     gains (losses) on
     investments................         (991,494)        10,042,241          (21,021)            91,864
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        15,691,095        28,020,167            80,429           151,438
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................         1,146,012         2,984,634             3,022           130,180
   Net transfers (including
     fixed account).............       (2,172,367)       (1,682,646)         1,944,025         1,206,557
   Contract charges.............         (851,511)         (909,336)          (25,417)          (16,819)
   Transfers for contract
     benefits and
     terminations...............      (29,989,841)      (30,309,729)         (555,741)         (229,212)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............      (31,867,707)      (29,917,077)         1,365,889         1,090,706
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............      (16,176,612)       (1,896,910)         1,446,318         1,242,144
NET ASSETS:
   Beginning of year............       252,466,645       254,363,555         3,433,894         2,191,750
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $    236,290,033  $    252,466,645  $      4,880,212  $      3,433,894
                                  ================  ================  ================  ================

                                    MIST MET/FRANKLIN LOW DURATION           MIST MET/TEMPLETON
                                             TOTAL RETURN                    INTERNATIONAL BOND
                                              SUB-ACCOUNT                        SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $         54,904  $        109,845  $         53,472  $        435,950
   Net realized gains
     (losses)...................            16,310            10,947            21,392          (32,325)
   Change in unrealized
     gains (losses) on
     investments................          (43,087)           319,835          (75,084)           222,776
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........            28,127           440,627             (220)           626,401
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           910,966         1,348,069           112,645           300,199
   Net transfers (including
     fixed account).............        11,532,199         6,508,992           469,137           634,152
   Contract charges.............         (150,046)          (93,849)          (55,463)          (53,636)
   Transfers for contract
     benefits and
     terminations...............       (2,350,066)       (1,183,481)         (428,708)         (302,162)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         9,943,053         6,579,731            97,611           578,553
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         9,971,180         7,020,358            97,391         1,204,954
NET ASSETS:
   Beginning of year............        17,845,860        10,825,502         5,481,320         4,276,366
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $     27,817,040  $     17,845,860  $      5,578,711  $      5,481,320
                                  ================  ================  ================  ================


                                  MIST METLIFE AGGRESSIVE STRATEGY
                                             SUB-ACCOUNT
                                  ----------------------------------
                                        2013              2012
                                  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $    (1,575,211)  $    (1,581,284)
   Net realized gains
     (losses)...................         7,431,029         3,159,809
   Change in unrealized
     gains (losses) on
     investments................        43,217,486        22,746,050
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        49,073,304        24,324,575
                                  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................         1,338,844         2,796,041
   Net transfers (including
     fixed account).............         9,652,811       (5,159,970)
   Contract charges.............         (990,665)         (942,347)
   Transfers for contract
     benefits and
     terminations...............      (20,336,120)      (10,960,729)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............      (10,335,130)      (14,267,005)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets............        38,738,174        10,057,570
NET ASSETS:
   Beginning of year............       178,338,412       168,280,842
                                  ----------------  ----------------
   End of year..................  $    217,076,586  $    178,338,412
                                  ================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012




                                       MIST METLIFE BALANCED PLUS       MIST METLIFE BALANCED STRATEGY
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                   ----------------------------------  ----------------------------------
                                         2013            2012 (a)            2013              2012
                                   ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $        248,742  $      (353,181)  $     21,507,758  $     22,790,522
   Net realized gains
     (losses)....................         2,441,789             5,272        46,525,347        16,081,422
   Change in unrealized
     gains (losses) on
     investments.................         9,701,355         4,726,943       381,202,233       260,074,614
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        12,391,886         4,379,034       449,235,338       298,946,558
                                   ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         1,509,097        43,096,183        18,030,937        44,706,794
   Net transfers (including
     fixed account)..............        25,689,084        33,930,300      (13,830,553)       (5,375,897)
   Contract charges..............         (879,933)          (23,838)      (20,777,727)      (20,686,267)
   Transfers for contract
     benefits and
     terminations................       (2,826,956)         (595,720)     (188,042,303)     (154,893,706)
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............        23,491,292        76,406,925     (204,619,646)     (136,249,076)
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............        35,883,178        80,785,959       244,615,692       162,697,482
NET ASSETS:
   Beginning of year.............        80,785,959                --     2,594,213,239     2,431,515,757
                                   ----------------  ----------------  ----------------  ----------------
   End of year...................  $    116,669,137  $     80,785,959  $  2,838,828,931  $  2,594,213,239
                                   ================  ================  ================  ================



                                     MIST METLIFE DEFENSIVE STRATEGY       MIST METLIFE GROWTH STRATEGY
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                   -----------------------------------  ----------------------------------
                                         2013               2012              2013              2012
                                   ----------------  -----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $      6,881,854  $       5,829,099  $      (447,577)  $      2,513,937
   Net realized gains
     (losses)....................        20,436,338          7,820,790        27,198,325         6,505,215
   Change in unrealized
     gains (losses) on
     investments.................         3,703,658         24,333,717       347,398,687       185,569,456
                                   ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        31,021,850         37,983,606       374,149,435       194,588,608
                                   ----------------  -----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         1,983,236          6,663,243         8,027,936        23,813,879
   Net transfers (including
     fixed account)..............      (40,949,668)         30,989,631       170,726,968      (34,652,491)
   Contract charges..............       (3,103,056)        (3,092,724)      (12,763,028)      (11,705,358)
   Transfers for contract
     benefits and
     terminations................      (36,386,018)       (31,451,949)     (116,297,915)      (90,083,377)
                                   ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (78,455,506)          3,108,201        49,693,961     (112,627,347)
                                   ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............      (47,433,656)         41,091,807       423,843,396        81,961,261
NET ASSETS:
   Beginning of year.............       446,509,240        405,417,433     1,506,611,565     1,424,650,304
                                   ----------------  -----------------  ----------------  ----------------
   End of year...................  $    399,075,584  $     446,509,240  $  1,930,454,961  $  1,506,611,565
                                   ================  =================  ================  ================

                                                                          MIST METLIFE
                                                                           MULTI-INDEX                 MIST MFS
                                    MIST METLIFE MODERATE STRATEGY        TARGETED RISK         EMERGING MARKETS EQUITY
                                              SUB-ACCOUNT                  SUB-ACCOUNT                SUB-ACCOUNT
                                   ----------------------------------  -----------------  -----------------------------------
                                         2013              2012             2013 (c)            2013               2012
                                   ----------------  ----------------  -----------------  ----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $     10,916,874  $     12,647,551  $           (950)  $      (148,414)  $       (337,480)
   Net realized gains
     (losses)....................        18,378,697         5,340,765              6,795         (106,047)          (130,060)
   Change in unrealized
     gains (losses) on
     investments.................        89,825,176        79,305,253             15,751       (3,220,289)          9,550,566
                                   ----------------  ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........       119,120,747        97,293,569             21,596       (3,474,750)          9,083,026
                                   ----------------  ----------------  -----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         6,808,312        16,957,341             16,217           451,625          2,099,985
   Net transfers (including
     fixed account)..............       (7,975,362)        16,690,381            712,961        11,484,678        (3,709,473)
   Contract charges..............       (7,436,183)       (7,371,611)            (1,098)         (320,562)          (330,822)
   Transfers for contract
     benefits and
     terminations................      (67,985,909)      (57,809,808)          (371,815)       (5,032,865)        (3,637,472)
                                   ----------------  ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (76,589,142)      (31,533,697)            356,265         6,582,876        (5,577,782)
                                   ----------------  ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets............        42,531,605        65,759,872            377,861         3,108,126          3,505,244
NET ASSETS:
   Beginning of year.............       962,702,252       896,942,380                 --        56,184,457         52,679,213
                                   ----------------  ----------------  -----------------  ----------------  -----------------
   End of year...................  $  1,005,233,857  $    962,702,252  $         377,861  $     59,292,583  $      56,184,457
                                   ================  ================  =================  ================  =================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                            MIST MORGAN STANLEY
                                   MIST MFS RESEARCH INTERNATIONAL            MID CAP GROWTH
                                             SUB-ACCOUNT                        SUB-ACCOUNT
                                  ---------------------------------  ----------------------------------
                                        2013              2012             2013              2012
                                  ----------------  ---------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $      1,695,572  $       790,340  $      (299,295)  $      (713,376)
   Net realized gains
     (losses)...................         (739,940)      (2,687,296)         3,405,175         1,287,533
   Change in unrealized
     gains (losses) on
     investments................        21,259,599       20,272,940        19,016,467         4,432,788
                                  ----------------  ---------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        22,215,231       18,375,984        22,122,347         5,006,945
                                  ----------------  ---------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           911,365        2,386,360           490,377         1,354,185
   Net transfers (including
     fixed account).............       (2,178,495)        1,223,991       (3,417,223)         1,103,141
   Contract charges.............         (499,783)        (500,554)         (277,366)         (270,124)
   Transfers for contract
     benefits and
     terminations...............      (12,763,098)     (11,935,573)       (6,130,487)       (5,425,025)
                                  ----------------  ---------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............      (14,530,011)      (8,825,776)       (9,334,699)       (3,237,823)
                                  ----------------  ---------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         7,685,220        9,550,208        12,787,648         1,769,122
NET ASSETS:
   Beginning of year............       133,415,326      123,865,118        63,342,932        61,573,810
                                  ----------------  ---------------  ----------------  ----------------
   End of year..................  $    141,100,546  $   133,415,326  $     76,130,580  $     63,342,932
                                  ================  ===============  ================  ================

                                                                           MIST PIMCO INFLATION
                                   MIST OPPENHEIMER GLOBAL EQUITY             PROTECTED BOND
                                             SUB-ACCOUNT                        SUB-ACCOUNT
                                  ---------------------------------  ---------------------------------
                                       2013              2012              2013              2012
                                  ---------------  ----------------  ----------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        62,676  $         88,010  $        944,980  $     1,965,246
   Net realized gains
     (losses)...................          840,499            89,189         5,797,375        7,752,703
   Change in unrealized
     gains (losses) on
     investments................        8,213,059         3,738,283      (19,255,424)        (941,777)
                                  ---------------  ----------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        9,116,234         3,915,482      (12,513,069)        8,776,172
                                  ---------------  ----------------  ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................          408,596           194,366           805,138        2,134,134
   Net transfers (including
     fixed account).............       23,708,528         (863,112)         2,426,339        6,386,261
   Contract charges.............        (202,603)         (117,408)         (850,797)        (904,257)
   Transfers for contract
     benefits and
     terminations...............      (3,820,874)       (1,778,927)       (8,424,200)      (8,546,083)
                                  ---------------  ----------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       20,093,647       (2,565,081)       (6,043,520)        (929,945)
                                  ---------------  ----------------  ----------------  ---------------
     Net increase (decrease)
       in net assets............       29,209,881         1,350,401      (18,556,589)        7,846,227
NET ASSETS:
   Beginning of year............       21,942,397        20,591,996       121,500,435      113,654,208
                                  ---------------  ----------------  ----------------  ---------------
   End of year..................  $    51,152,278  $     21,942,397  $    102,943,846  $   121,500,435
                                  ===============  ================  ================  ===============


                                       MIST PIMCO TOTAL RETURN                MIST PIONEER FUND
                                             SUB-ACCOUNT                         SUB-ACCOUNT
                                  ---------------------------------  ----------------------------------
                                        2013             2012              2013              2012
                                  ---------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $    16,582,134  $     11,134,503  $      1,934,211  $        285,570
   Net realized gains
     (losses)...................       12,506,099         3,797,626         6,108,159         3,313,049
   Change in unrealized
     gains (losses) on
     investments................     (46,315,981)        28,935,806        17,649,916         4,351,864
                                  ---------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........     (17,227,748)        43,867,935        25,692,286         7,950,483
                                  ---------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................        4,231,688        10,488,717           679,652         1,692,777
   Net transfers (including
     fixed account).............        (712,856)        10,723,781       (3,335,591)         (384,593)
   Contract charges.............      (3,393,099)       (3,656,551)         (279,399)         (277,636)
   Transfers for contract
     benefits and
     terminations...............     (46,671,789)      (46,975,148)      (10,312,377)       (9,924,163)
                                  ---------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............     (46,546,056)      (29,419,201)      (13,247,715)       (8,893,615)
                                  ---------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............     (63,773,804)        14,448,734        12,444,571         (943,132)
NET ASSETS:
   Beginning of year............      572,578,074       558,129,340        87,399,431        88,342,563
                                  ---------------  ----------------  ----------------  ----------------
   End of year..................  $   508,804,270  $    572,578,074  $     99,844,002  $     87,399,431
                                  ===============  ================  ================  ================


                                    MIST PIONEER STRATEGIC INCOME
                                             SUB-ACCOUNT
                                  ----------------------------------
                                        2013              2012
                                  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        525,122  $        477,410
   Net realized gains
     (losses)...................           194,995           214,255
   Change in unrealized
     gains (losses) on
     investments................         (641,291)           602,375
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........            78,826         1,294,040
                                  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           234,042           350,163
   Net transfers (including
     fixed account).............         2,918,462         1,241,236
   Contract charges.............          (86,896)          (77,930)
   Transfers for contract
     benefits and
     terminations...............       (1,139,453)         (919,166)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         1,926,155           594,303
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets............         2,004,981         1,888,343
NET ASSETS:
   Beginning of year............        14,636,515        12,748,172
                                  ----------------  ----------------
   End of year..................  $     16,641,496  $     14,636,515
                                  ================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                            MIST PYRAMIS
                                      MIST PYRAMIS GOVERNMENT INCOME        MANAGED RISK     MIST SCHRODERS GLOBAL MULTI-ASSET
                                                SUB-ACCOUNT                  SUB-ACCOUNT                SUB-ACCOUNT
                                   ------------------------------------  -----------------  -----------------------------------
                                          2013            2012 (a)            2013 (d)            2013             2012 (b)
                                    ----------------  -----------------  -----------------  ----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................   $         31,101  $        (29,598)  $          11,916  $      (100,602)  $          18,656
   Net realized gains
     (losses)....................           (36,559)             12,429             68,549            95,857             88,493
   Change in unrealized
     gains (losses) on
     investments.................          (326,499)             62,083             82,837           649,309             89,118
                                    ----------------  -----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........          (331,957)             44,914            163,302           644,564            196,267
                                    ----------------  -----------------  -----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................             69,300          2,575,545                 --           234,324          1,120,729
   Net transfers (including
     fixed account)..............          (588,151)          3,510,587          3,448,561         3,869,180          4,111,316
   Contract charges..............           (51,887)            (9,698)           (11,166)          (64,902)            (7,678)
   Transfers for contract
     benefits and
     terminations................          (523,331)          (124,351)           (42,662)         (375,716)           (23,415)
                                    ----------------  -----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............        (1,094,069)          5,952,083          3,394,733         3,662,886          5,200,952
                                    ----------------  -----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets............        (1,426,026)          5,996,997          3,558,035         4,307,450          5,397,219
NET ASSETS:
   Beginning of year.............          5,996,997                 --                 --         5,397,219                 --
                                    ----------------  -----------------  -----------------  ----------------  -----------------
   End of year...................   $      4,570,971  $       5,996,997  $       3,558,035  $      9,704,669  $       5,397,219
                                    ================  =================  =================  ================  =================


                                     MIST SSGA GROWTH AND INCOME ETF           MIST SSGA GROWTH ETF
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                   -----------------------------------  -----------------------------------
                                         2013               2012              2013               2012
                                   ----------------  -----------------  -----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $      2,162,631  $       1,828,114  $         320,208  $        244,713
   Net realized gains
     (losses)....................         6,192,450          4,527,194          3,293,604         2,361,003
   Change in unrealized
     gains (losses) on
     investments.................         9,798,640         10,765,948          4,682,523         3,567,085
                                   ----------------  -----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        18,153,721         17,121,256          8,296,335         6,172,801
                                   ----------------  -----------------  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         1,238,245          2,625,247            461,726           802,811
   Net transfers (including
     fixed account)..............       (3,285,782)          2,684,874          2,759,800       (1,113,469)
   Contract charges..............       (1,386,415)        (1,397,696)          (394,751)         (371,048)
   Transfers for contract
     benefits and
     terminations................       (8,684,391)        (8,380,933)        (3,064,348)       (2,552,535)
                                   ----------------  -----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (12,118,343)        (4,468,508)          (237,573)       (3,234,241)
                                   ----------------  -----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets............         6,035,378         12,652,748          8,058,762         2,938,560
NET ASSETS:
   Beginning of year.............       162,452,437        149,799,689         50,750,185        47,811,625
                                   ----------------  -----------------  -----------------  ----------------
   End of year...................  $    168,487,815  $     162,452,437  $      58,808,947  $     50,750,185
                                   ================  =================  =================  ================


                                    MIST T. ROWE PRICE LARGE CAP VALUE    MIST T. ROWE PRICE MID CAP GROWTH
                                                SUB-ACCOUNT                          SUB-ACCOUNT
                                   ------------------------------------  -----------------------------------
                                          2013              2012               2013               2012
                                   -----------------  -----------------  ----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $       1,888,397  $       1,290,750  $    (1,078,899)  $     (1,144,767)
   Net realized gains
     (losses)....................         18,386,497        (3,386,810)         7,052,512         11,180,188
   Change in unrealized
     gains (losses) on
     investments.................        155,015,468         94,239,552        17,372,198        (2,159,865)
                                   -----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        175,290,362         92,143,492        23,345,811          7,875,556
                                   -----------------  -----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................          3,223,343          3,912,558           192,465            750,730
   Net transfers (including
     fixed account)..............       (24,078,380)       (23,208,734)           931,039        (1,974,200)
   Contract charges..............        (1,762,392)        (1,777,893)         (379,268)          (366,894)
   Transfers for contract
     benefits and
     terminations................       (77,733,473)       (74,998,823)       (8,019,554)        (5,551,785)
                                   -----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (100,350,902)       (96,072,892)       (7,275,318)        (7,142,149)
                                   -----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets............         74,939,460        (3,929,400)        16,070,493            733,407
NET ASSETS:
   Beginning of year.............        586,755,456        590,684,856        70,400,134         69,666,727
                                   -----------------  -----------------  ----------------  -----------------
   End of year...................  $     661,694,916  $     586,755,456  $     86,470,627  $      70,400,134
                                   =================  =================  ================  =================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                MSF BAILLIE GIFFORD
                                    MIST THIRD AVENUE SMALL CAP VALUE           INTERNATIONAL STOCK
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                   -----------------------------------  -----------------------------------
                                          2013              2012              2013              2012
                                   -----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $       (381,967)  $      (855,471)  $      (147,695)  $       (18,188)
   Net realized gains
     (losses)....................          2,139,900           496,588          (45,289)         (193,429)
   Change in unrealized
     gains (losses) on
     investments.................         12,668,658         7,874,722         2,223,929         1,070,581
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........         14,426,591         7,515,839         2,030,945           858,964
                                   -----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................             94,990           493,887            47,827           121,176
   Net transfers (including
     fixed account)..............          1,026,215       (4,184,045)        13,267,324           126,458
   Contract charges..............          (262,156)         (264,770)         (122,929)          (26,761)
   Transfers for contract
     benefits and
     terminations................        (5,678,193)       (4,044,449)       (1,195,571)         (506,578)
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............        (4,819,144)       (7,999,377)        11,996,651         (285,705)
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............          9,607,447         (483,538)        14,027,596           573,259
NET ASSETS:
   Beginning of year.............         49,647,860        50,131,398         5,455,286         4,882,027
                                   -----------------  ----------------  ----------------  ----------------
   End of year...................  $      59,255,307  $     49,647,860  $     19,482,882  $      5,455,286
                                   =================  ================  ================  ================

                                         MSF BARCLAYS AGGREGATE
                                               BOND INDEX                    MSF BLACKROCK BOND INCOME
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                   -----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                   -----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $          43,669  $         53,266  $      2,618,659  $      1,419,698
   Net realized gains
     (losses)....................           (39,211)            27,821         2,435,742         1,106,954
   Change in unrealized
     gains (losses) on
     investments.................          (131,964)          (27,939)       (6,914,788)         3,092,410
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........          (127,506)            53,148       (1,860,387)         5,619,062
                                   -----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................             45,965            35,055         1,176,445         1,734,613
   Net transfers (including
     fixed account)..............            501,057           557,325         8,342,784         3,906,717
   Contract charges..............           (21,222)          (21,560)         (612,520)         (621,210)
   Transfers for contract
     benefits and
     terminations................          (177,129)         (267,380)       (6,860,769)       (6,412,697)
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............            348,671           303,440         2,045,940       (1,392,577)
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............            221,165           356,588           185,553         4,226,485
NET ASSETS:
   Beginning of year.............          3,109,297         2,752,709        93,742,723        89,516,238
                                   -----------------  ----------------  ----------------  ----------------
   End of year...................  $       3,330,462  $      3,109,297  $     93,928,276  $     93,742,723
                                   =================  ================  ================  ================


                                   MSF BLACKROCK CAPITAL APPRECIATION      MSF BLACKROCK MONEY MARKET
                                               SUB-ACCOUNT                         SUB-ACCOUNT
                                   ----------------------------------  ----------------------------------
                                         2013              2012              2013              2012
                                   ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $       (42,934)  $       (97,388)  $    (1,606,253)  $    (1,856,207)
   Net realized gains
     (losses)....................           622,643           545,833                --                --
   Change in unrealized
     gains (losses) on
     investments.................         2,451,903           799,215                --                --
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........         3,031,612         1,247,660       (1,606,253)       (1,856,207)
                                   ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................            75,601            73,029         1,158,969         3,654,589
   Net transfers (including
     fixed account)..............         (190,804)         (176,586)        19,196,658        17,450,205
   Contract charges..............          (37,783)          (39,940)         (774,547)         (806,111)
   Transfers for contract
     benefits and
     terminations................         (999,064)       (1,170,276)      (38,424,992)      (30,799,885)
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............       (1,152,050)       (1,313,773)      (18,843,912)      (10,501,202)
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............         1,879,562          (66,113)      (20,450,165)      (12,357,409)
NET ASSETS:
   Beginning of year.............         9,869,170         9,935,283       118,277,869       130,635,278
                                   ----------------  ----------------  ----------------  ----------------
   End of year...................  $     11,748,732  $      9,869,170  $     97,827,704  $    118,277,869
                                   ================  ================  ================  ================


                                         MSF DAVIS VENTURE VALUE
                                               SUB-ACCOUNT
                                   ----------------------------------
                                         2013              2012
                                   ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $      (300,175)  $    (1,458,231)
   Net realized gains
     (losses)....................        12,961,320         4,298,493
   Change in unrealized
     gains (losses) on
     investments.................        46,955,909        19,049,553
                                   ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        59,617,054        21,889,815
                                   ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         1,236,542         2,818,762
   Net transfers (including
     fixed account)..............       (5,999,050)      (10,235,576)
   Contract charges..............       (1,070,903)       (1,071,536)
   Transfers for contract
     benefits and
     terminations................      (21,697,716)      (17,016,990)
                                   ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (27,531,127)      (25,505,340)
                                   ----------------  ----------------
     Net increase (decrease)
        in net assets............        32,085,927       (3,615,525)
NET ASSETS:
   Beginning of year.............       199,635,905       203,251,430
                                   ----------------  ----------------
   End of year...................  $    231,721,832  $    199,635,905
                                   ================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                    MSF FRONTIER                                                 MSF LOOMIS SAYLES
                                   MID CAP GROWTH           MSF JENNISON GROWTH                  SMALL CAP GROWTH
                                     SUB-ACCOUNT                SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------  ----------------------------------  ----------------------------------
                                      2013 (d)            2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $      (113,889)  $    (1,740,862)  $    (1,589,655)  $      (197,866)  $      (179,159)
   Net realized gains
     (losses)...................           111,302         4,241,445         9,568,751         1,235,848           413,344
   Change in unrealized
     gains (losses) on
     investments................         1,787,082        38,020,336       (4,717,658)         5,362,656         1,192,614
                                  ----------------  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         1,784,495        40,520,919         3,261,438         6,400,638         1,426,799
                                  ----------------  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            19,407           614,388         1,069,139            93,646           191,788
   Net transfers (including
     fixed account).............         9,264,140       (1,834,515)        80,129,126         (475,171)         (641,462)
   Contract charges.............          (40,609)         (552,882)         (456,567)          (79,032)          (73,644)
   Transfers for contract
     benefits and
     terminations...............         (666,778)      (14,176,634)       (9,943,731)       (2,054,275)       (1,355,240)
                                  ----------------  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         8,576,160      (15,949,643)        70,797,967       (2,514,832)       (1,878,558)
                                  ----------------  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............        10,360,655        24,571,276        74,059,405         3,885,806         (451,759)
NET ASSETS:
   Beginning of year............                --       123,848,829        49,789,424        14,713,432        15,165,191
                                  ----------------  ----------------  ----------------  ----------------  ----------------
   End of year..................  $     10,360,655  $    148,420,105  $    123,848,829  $     18,599,238  $     14,713,432
                                  ================  ================  ================  ================  ================

                                                                      MSF MET/DIMENSIONAL INTERNATIONAL
                                     MSF MET/ARTISAN MID CAP VALUE              SMALL COMPANY
                                              SUB-ACCOUNT                        SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $      (407,360)  $      (359,349)  $          2,779  $         23,292
   Net realized gains
     (losses)...................           486,945         (979,440)            92,170           118,880
   Change in unrealized
     gains (losses) on
     investments................        12,204,394         4,893,443           621,901           204,239
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        12,283,979         3,554,654           716,850           346,411
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            70,991           487,859            10,738            20,134
   Net transfers (including
     fixed account).............         1,631,499       (2,114,646)           982,252          (59,059)
   Contract charges.............         (187,703)         (179,273)          (18,004)          (18,876)
   Transfers for contract
     benefits and
     terminations...............       (4,237,454)       (3,137,408)         (143,113)         (434,538)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (2,722,667)       (4,943,468)           831,873         (492,339)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         9,561,312       (1,388,814)         1,548,723         (145,928)
NET ASSETS:
   Beginning of year............        37,104,282        38,493,096         2,209,316         2,355,244
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $     46,665,594  $     37,104,282  $      3,758,039  $      2,209,316
                                  ================  ================  ================  ================


                                   MSF METLIFE MID CAP STOCK INDEX          MSF METLIFE STOCK INDEX
                                             SUB-ACCOUNT                          SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $       (30,164)  $       (26,487)  $        (4,877)  $       (32,241)
   Net realized gains
     (losses)...................           270,306           130,374         1,802,388           761,246
   Change in unrealized
     gains (losses) on
     investments................           678,992           225,319         8,303,585         3,615,821
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........           919,134           329,206        10,101,096         4,344,826
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            47,692            19,530           241,420           186,757
   Net transfers (including
     fixed account).............           640,383           582,053           608,964           373,457
   Contract charges.............          (20,278)          (12,943)         (180,525)         (168,569)
   Transfers for contract
     benefits and
     terminations...............         (163,944)          (54,726)       (3,088,336)       (2,666,568)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............           503,853           533,914       (2,418,477)       (2,274,923)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         1,422,987           863,120         7,682,619         2,069,903
NET ASSETS:
   Beginning of year............         2,885,826         2,022,706        35,257,651        33,187,748
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      4,308,813  $      2,885,826  $     42,940,270  $     35,257,651
                                  ================  ================  ================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                         MSF MFS TOTAL RETURN                   MSF MFS VALUE
                                              SUB-ACCOUNT                        SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $      1,527,946  $      1,714,984  $      (422,135)  $        372,143
   Net realized gains
     (losses)...................         1,634,403           174,777         4,891,701         1,159,373
   Change in unrealized
     gains (losses) on
     investments................        13,776,442         7,903,462        34,235,330         5,122,210
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        16,938,791         9,793,223        38,704,896         6,653,726
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           746,671         1,391,460         1,815,827         3,487,235
   Net transfers (including
     fixed account).............       (1,737,239)         1,915,955       116,840,915         3,319,686
   Contract charges.............         (474,363)         (472,070)         (964,614)         (321,302)
   Transfers for contract
     benefits and
     terminations...............      (10,526,527)       (9,112,431)       (8,143,659)       (3,118,199)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............      (11,991,458)       (6,277,086)       109,548,469         3,367,420
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         4,947,333         3,516,137       148,253,365        10,021,146
NET ASSETS:
   Beginning of year............       101,343,003        97,826,866        51,556,774        41,535,628
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $    106,290,336  $    101,343,003  $    199,810,139  $     51,556,774
                                  ================  ================  ================  ================

                                         MSF MSCI EAFE INDEX            MSF NEUBERGER BERMAN GENESIS
                                             SUB-ACCOUNT                         SUB-ACCOUNT
                                  ---------------------------------  ----------------------------------
                                        2013             2012              2013              2012
                                  ---------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        14,226  $          7,648  $      (457,979)  $       (22,006)
   Net realized gains
     (losses)...................           66,296          (19,773)           676,206          (23,788)
   Change in unrealized
     gains (losses) on
     investments................          212,770           167,802        10,963,148           171,151
                                  ---------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........          293,292           155,677        11,181,375           125,357
                                  ---------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           49,653             9,500           138,015             2,160
   Net transfers (including
     fixed account).............          337,165           577,472        41,438,782          (75,382)
   Contract charges.............         (10,630)           (6,544)         (127,565)           (7,129)
   Transfers for contract
     benefits and
     terminations...............        (122,567)          (40,247)       (2,809,390)         (106,888)
                                  ---------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............          253,621           540,181        38,639,842         (187,239)
                                  ---------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............          546,913           695,858        49,821,217          (61,882)
NET ASSETS:
   Beginning of year............        1,428,217           732,359         1,568,334         1,630,216
                                  ---------------  ----------------  ----------------  ----------------
   End of year..................  $     1,975,130  $      1,428,217  $     51,389,551  $      1,568,334
                                  ===============  ================  ================  ================

                                        MSF RUSSELL 2000 INDEX        MSF T. ROWE PRICE LARGE CAP GROWTH
                                              SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------------------------  -----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $       (22,934)  $       (15,300)  $      (862,504)  $      (664,094)
   Net realized gains
     (losses)...................           168,240            36,714         4,832,780         1,606,828
   Change in unrealized
     gains (losses) on
     investments................           857,104           185,178        15,737,023         6,295,800
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         1,002,410           206,592        19,707,299         7,238,534
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           107,993            32,681           168,580           407,882
   Net transfers (including
     fixed account).............         1,947,760           570,158        11,742,592       (2,086,618)
   Contract charges.............          (18,330)          (11,898)         (207,086)         (173,697)
   Transfers for contract
     benefits and
     terminations...............         (184,549)          (93,196)       (6,938,278)       (4,114,874)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         1,852,874           497,745         4,765,808       (5,967,307)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         2,855,284           704,337        24,473,107         1,271,227
NET ASSETS:
   Beginning of year............         2,196,528         1,492,191        44,701,193        43,429,966
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      5,051,812  $      2,196,528  $     69,174,300  $     44,701,193
                                  ================  ================  ================  ================

                                  MSF T. ROWE PRICE SMALL CAP GROWTH
                                              SUB-ACCOUNT
                                  -----------------------------------
                                        2013              2012
                                  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $      (139,724)  $      (150,221)
   Net realized gains
     (losses)...................         1,401,784         1,505,375
   Change in unrealized
     gains (losses) on
     investments................         2,766,639            55,646
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         4,028,699         1,410,800
                                  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            23,238            48,769
   Net transfers (including
     fixed account).............           184,230         (660,311)
   Contract charges.............          (29,571)          (29,256)
   Transfers for contract
     benefits and
     terminations...............       (1,631,450)         (716,932)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (1,453,553)       (1,357,730)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets............         2,575,146            53,070
NET ASSETS:
   Beginning of year............        10,185,329        10,132,259
                                  ----------------  ----------------
   End of year..................  $     12,760,475  $     10,185,329
                                  ================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                      MSF VAN ECK GLOBAL NATURAL         MSF WESTERN ASSET MANAGEMENT
                                               RESOURCES                 STRATEGIC BOND OPPORTUNITIES
                                              SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                         2013              2012             2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $       (18,869)  $       (52,281)  $        247,044  $        250,958
   Net realized gains
     (losses)...................         (155,834)           203,180           335,486           396,091
   Change in unrealized
     gains (losses) on
     investments................           651,165          (45,763)         (619,172)           534,419
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........           476,462           105,136          (36,642)         1,181,468
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            28,007            95,463             8,440           101,701
   Net transfers (including
     fixed account).............         (431,277)           554,057       (2,890,763)       (2,691,419)
   Contract charges.............          (46,646)          (52,455)          (26,196)          (52,834)
   Transfers for contract
     benefits and
     terminations...............         (324,390)         (202,639)         (530,404)         (834,837)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         (774,306)           394,426       (3,438,923)       (3,477,389)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         (297,844)           499,562       (3,475,565)       (2,295,921)
NET ASSETS:
   Beginning of year............         4,971,114         4,471,552        10,149,053        12,444,974
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      4,673,270  $      4,971,114  $      6,673,488  $     10,149,053
                                  ================  ================  ================  ================

                                    MSF WESTERN ASSET MANAGEMENT
                                           U.S. GOVERNMENT                   PIMCO VIT HIGH YIELD
                                             SUB-ACCOUNT                          SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $         44,133  $         30,985  $        311,983  $        345,610
   Net realized gains
     (losses)...................            18,328            68,550           128,731            65,971
   Change in unrealized
     gains (losses) on
     investments................         (329,701)            68,001         (124,190)           536,049
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         (267,240)           167,536           316,524           947,630
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            31,260            79,379             8,911            40,247
   Net transfers (including
     fixed account).............       (3,442,106)           996,027         (483,985)           510,889
   Contract charges.............          (89,101)         (102,832)          (32,552)          (35,486)
   Transfers for contract
     benefits and
     terminations...............         (635,578)       (2,453,513)         (867,025)         (705,981)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (4,135,525)       (1,480,939)       (1,374,651)         (190,331)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............       (4,402,765)       (1,313,403)       (1,058,127)           757,299
NET ASSETS:
   Beginning of year............        12,033,680        13,347,083         8,310,003         7,552,704
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      7,630,915  $     12,033,680  $      7,251,876  $      8,310,003
                                  ================  ================  ================  ================


                                        PIMCO VIT LOW DURATION              PUTNAM VT EQUITY INCOME
                                              SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        (5,478)  $         45,846  $        260,267  $        327,294
   Net realized gains
     (losses)...................            94,642            57,982         1,187,492           353,694
   Change in unrealized
     gains (losses) on
     investments................         (272,620)           392,441         5,626,689         3,496,447
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         (183,456)           496,269         7,074,448         4,177,435
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................             1,500            54,968               334             7,600
   Net transfers (including
     fixed account).............         (753,067)           440,490         (782,300)       (1,370,356)
   Contract charges.............          (47,439)          (53,763)          (68,212)          (68,687)
   Transfers for contract
     benefits and
     terminations...............       (1,410,959)       (1,079,502)       (3,667,255)       (3,154,969)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (2,209,965)         (637,807)       (4,517,433)       (4,586,412)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............       (2,393,421)         (141,538)         2,557,015         (408,977)
NET ASSETS:
   Beginning of year............        11,694,147        11,835,685        24,604,839        25,013,816
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      9,300,726  $     11,694,147  $     27,161,854  $     24,604,839
                                  ================  ================  ================  ================


                                     PUTNAM VT MULTI-CAP GROWTH
                                             SUB-ACCOUNT
                                  ----------------------------------
                                        2013              2012
                                  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $       (15,752)  $       (22,794)
   Net realized gains
     (losses)...................           127,321            87,536
   Change in unrealized
     gains (losses) on
     investments................           570,168           263,134
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........           681,737           327,876
                                  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            31,300            32,659
   Net transfers (including
     fixed account).............         (156,321)         (175,823)
   Contract charges.............           (1,302)           (3,046)
   Transfers for contract
     benefits and
     terminations...............         (291,750)         (181,106)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         (418,073)         (327,316)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets............           263,664               560
NET ASSETS:
   Beginning of year............         2,195,814         2,195,254
                                  ----------------  ----------------
   End of year..................  $      2,459,478  $      2,195,814
                                  ================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                         RUSSELL AGGRESSIVE EQUITY                  RUSSELL CORE BOND
                                                SUB-ACCOUNT                            SUB-ACCOUNT
                                   -------------------------------------  ------------------------------------
                                          2013               2012                2013               2012
                                   ------------------  -----------------  -----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $         (15,441)  $         (6,381)  $             936  $          88,576
   Net realized gains
     (losses)....................             184,427           (13,412)            105,775            355,595
   Change in unrealized
     gains (losses) on
     investments.................             339,515            271,218          (316,686)            208,898
                                   ------------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........             508,501            251,425          (209,975)            653,069
                                   ------------------  -----------------  -----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................               7,877              6,905              3,080              1,330
   Net transfers (including
     fixed account)..............           (101,699)          (299,718)            246,498          (342,751)
   Contract charges..............               (508)              (619)            (1,736)            (2,162)
   Transfers for contract
     benefits and
     terminations................           (365,236)          (251,184)        (1,923,479)        (1,636,361)
                                   ------------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............           (459,566)          (544,616)        (1,675,637)        (1,979,944)
                                   ------------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets............              48,935          (293,191)        (1,885,612)        (1,326,875)
NET ASSETS:
   Beginning of year.............           1,569,025          1,862,216          8,745,140         10,072,015
                                   ------------------  -----------------  -----------------  -----------------
   End of year...................  $        1,617,960  $       1,569,025  $       6,859,528  $       8,745,140
                                   ==================  =================  =================  =================

                                   RUSSELL GLOBAL REAL ESTATE SECURITIES        RUSSELL MULTI-STYLE EQUITY
                                                SUB-ACCOUNT                             SUB-ACCOUNT
                                   --------------------------------------  -------------------------------------
                                          2013               2012                 2013               2012
                                   ------------------  -----------------   -----------------  ------------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $           28,064  $          40,176   $        (13,110)  $         (23,995)
   Net realized gains
     (losses)....................              56,694            (5,774)             858,026             130,720
   Change in unrealized
     gains (losses) on
     investments.................            (53,084)            223,919           1,407,178           1,088,782
                                   ------------------  -----------------   -----------------  ------------------
     Net increase (decrease)
        in net assets resulting
        from operations..........              31,674            258,321           2,252,094           1,195,507
                                   ------------------  -----------------   -----------------  ------------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................                 116              1,330              46,751             143,609
   Net transfers (including
     fixed account)..............              15,404           (10,186)           (164,837)           (158,774)
   Contract charges..............               (208)              (257)             (2,523)             (3,190)
   Transfers for contract
     benefits and
     terminations................           (250,890)          (104,885)         (2,002,389)         (1,640,873)
                                   ------------------  -----------------   -----------------  ------------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............           (235,578)          (113,998)         (2,122,998)         (1,659,228)
                                   ------------------  -----------------   -----------------  ------------------
     Net increase (decrease)
        in net assets............           (203,904)            144,323             129,096           (463,721)
NET ASSETS:
   Beginning of year.............           1,187,295          1,042,972           8,363,015           8,826,736
                                   ------------------  -----------------   -----------------  ------------------
   End of year...................  $          983,391  $       1,187,295   $       8,492,111  $        8,363,015
                                   ==================  =================   =================  ==================

                                             RUSSELL NON-U.S.
                                                SUB-ACCOUNT
                                   -------------------------------------
                                          2013               2012
                                   -----------------  ------------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $          23,160  $           13,561
   Net realized gains
     (losses)....................           (14,344)           (127,844)
   Change in unrealized
     gains (losses) on
     investments.................            634,307             747,428
                                   -----------------  ------------------
     Net increase (decrease)
        in net assets resulting
        from operations..........            643,123             633,145
                                   -----------------  ------------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................              1,818               2,705
   Net transfers (including
     fixed account)..............           (49,970)              62,875
   Contract charges..............            (1,049)             (1,239)
   Transfers for contract
     benefits and
     terminations................          (854,780)           (601,671)
                                   -----------------  ------------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............          (903,981)           (537,330)
                                   -----------------  ------------------
     Net increase (decrease)
        in net assets............          (260,858)              95,815
NET ASSETS:
   Beginning of year.............          3,770,152           3,674,337
                                   -----------------  ------------------
   End of year...................  $       3,509,294  $        3,770,152
                                   =================  ==================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

         METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
             OF METLIFE INVESTORS INSURANCE COMPANY
                NOTES TO THE FINANCIAL STATEMENTS



1.  ORGANIZATION


MetLife Investors Variable Annuity Account One (the "Separate Account"), a separate account of MetLife Investors Insurance Company (the "Company"), was established by the Company's Board of Directors on February 24, 1987 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts").The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

In the second quarter of 2013, MetLife, Inc. announced its plans to merge into MetLife Insurance Company of Connecticut ("MICC"), as the surviving entity, two United States ("U.S.")-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company, which is expected to be renamed and domiciled in Delaware (the "Mergers"). The companies to be merged into MICC consist of the Company and MetLife Investors USA Insurance Company, each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding fund or portfolio (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

AIM Variable Insurance Funds (Invesco Variable             Met Investors Series Trust ("MIST")*
   Insurance Funds) ("Invesco V.I.")                       Metropolitan Series Fund ("MSF")*
American Funds Insurance Series ("American Funds")         PIMCO Variable Insurance Trust ("PIMCO VIT")
DWS Variable Series II ("DWS II")                          Putnam Variable Trust ("Putnam VT")
Fidelity Variable Insurance Products ("Fidelity VIP")      Russell Investment Funds ("Russell")
Franklin Templeton Variable Insurance Products Trust
   ("FTVIPT")

* See Note 5 for a discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.


2.  LIST OF SUB-ACCOUNTS


Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts had net assets as of December 31, 2013:

American Funds Global Growth Sub-Account                 Invesco V.I. International Growth Sub-Account (a)
American Funds Global Small Capitalization               MIST AllianceBernstein Global Dynamic Allocation
   Sub-Account                                              Sub-Account
American Funds Growth Sub-Account                        MIST American Funds Balanced Allocation Sub-Account
DWS II Government & Agency Securities Sub-Account        MIST American Funds Growth Allocation Sub-Account
Fidelity VIP Equity-Income Sub-Account (a)               MIST American Funds Growth Sub-Account
Fidelity VIP Growth Opportunities Sub-Account            MIST American Funds Moderate Allocation
FTVIPT Templeton Foreign Securities Sub-Account (a)         Sub-Account

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2.  LIST OF SUB-ACCOUNTS -- (CONCLUDED)



MIST AQR Global Risk Balanced Sub-Account                  MIST Schroders Global Multi-Asset Sub-Account
MIST BlackRock Global Tactical Strategies                  MIST SSgA Growth and Income ETF Sub-Account
   Sub-Account                                             MIST SSgA Growth ETF Sub-Account
MIST BlackRock High Yield Sub-Account                      MIST T. Rowe Price Large Cap Value Sub-Account (a)
MIST BlackRock Large Cap Core Sub-Account                  MIST T. Rowe Price Mid Cap Growth Sub-Account (a)
MIST Clarion Global Real Estate Sub-Account (a)            MIST Third Avenue Small Cap Value Sub-Account (a)
MIST ClearBridge Aggressive Growth II                      MSF Baillie Gifford International Stock Sub-Account (a)
   Sub-Account (a)                                         MSF Barclays Aggregate Bond Index Sub-Account
MIST ClearBridge Aggressive Growth Sub-Account (a)         MSF BlackRock Bond Income Sub-Account (a)
MIST Goldman Sachs Mid Cap Value Sub-Account               MSF BlackRock Capital Appreciation Sub-Account
MIST Harris Oakmark International Sub-Account              MSF BlackRock Money Market Sub-Account (a)
MIST Invesco Balanced-Risk Allocation Sub-Account          MSF Davis Venture Value Sub-Account (a)
MIST Invesco Comstock Sub-Account                          MSF Frontier Mid Cap Growth Sub-Account (b)
MIST Invesco Mid Cap Value Sub-Account (a)                 MSF Jennison Growth Sub-Account (a)
MIST Invesco Small Cap Growth Sub-Account (a)              MSF Loomis Sayles Small Cap Growth Sub-Account
MIST JPMorgan Core Bond Sub-Account                        MSF Met/Artisan Mid Cap Value Sub-Account
MIST JPMorgan Global Active Allocation Sub-Account         MSF Met/Dimensional International Small Company
MIST JPMorgan Small Cap Value Sub-Account                    Sub-Account
MIST Loomis Sayles Global Markets Sub-Account              MSF MetLife Mid Cap Stock Index Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account (a)            MSF MetLife Stock Index Sub-Account (a)
MIST Met/Eaton Vance Floating Rate Sub-Account             MSF MFS Total Return Sub-Account (a)
MIST Met/Franklin Low Duration Total Return                MSF MFS Value Sub-Account
   Sub-Account                                             MSF MSCI EAFE Index Sub-Account
MIST Met/Templeton International Bond Sub-Account          MSF Neuberger Berman Genesis Sub-Account (a)
MIST MetLife Aggressive Strategy Sub-Account               MSF Russell 2000 Index Sub-Account
MIST MetLife Balanced Plus Sub-Account                     MSF T. Rowe Price Large Cap Growth Sub-Account (a)
MIST MetLife Balanced Strategy Sub-Account                 MSF T. Rowe Price Small Cap Growth Sub-Account (a)
MIST MetLife Defensive Strategy Sub-Account                MSF Van Eck Global Natural Resources Sub-Account
MIST MetLife Growth Strategy Sub-Account                   MSF Western Asset Management Strategic Bond
MIST MetLife Moderate Strategy Sub-Account                   Opportunities Sub-Account (a)
MIST MetLife Multi-Index Targeted Risk Sub-Account         MSF Western Asset Management U.S. Government
MIST MFS Emerging Markets Equity Sub-Account (a)             Sub-Account
MIST MFS Research International Sub-Account (a)            PIMCO VIT High Yield Sub-Account
MIST Morgan Stanley Mid Cap Growth Sub-Account (a)         PIMCO VIT Low Duration Sub-Account
MIST Oppenheimer Global Equity Sub-Account (a)             Putnam VT Equity Income Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account            Putnam VT Multi-Cap Growth Sub-Account (a)
MIST PIMCO Total Return Sub-Account (a)                    Russell Aggressive Equity Sub-Account
MIST Pioneer Fund Sub-Account (a)                          Russell Core Bond Sub-Account
MIST Pioneer Strategic Income Sub-Account (a)              Russell Global Real Estate Securities Sub-Account
MIST Pyramis Government Income Sub-Account                 Russell Multi-Style Equity Sub-Account
MIST Pyramis Managed Risk Sub-Account (b)                  Russell Non-U.S. Sub-Account

(a) This Sub-Account invests in two or more share classes within the underlying fund or portfolio of the Trusts.
(b) This Sub-Account began operations during the year ended December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



3. PORTFOLIO CHANGES


The following Sub-Accounts ceased operations during the year ended December 31, 2013:

MIST American Funds International Sub-Account        MIST MLA Mid Cap Sub-Account
MIST Jennison Large Cap Equity Sub-Account           MIST RCM Technology Sub-Account
MIST Met/Franklin Mutual Shares Sub-Account          MIST Turner Mid Cap Growth Sub-Account
MIST Met/Franklin Templeton Founding Strategy        MSF Oppenheimer Global Equity Sub-Account
   Sub-Account

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2013:

NAME CHANGES:

Former Portfolio                                         New Portfolio

(MIST) American Funds Bond Portfolio                     (MIST) JPMorgan Core Bond Portfolio
(MIST) Dreman Small Cap Value Portfolio                  (MIST) JPMorgan Small Cap Value Portfolio
(MIST) Janus Forty Portfolio                             (MIST) ClearBridge Aggressive Growth Portfolio II
(MIST) Legg Mason ClearBridge Aggressive Growth          (MIST) ClearBridge Aggressive Growth Portfolio
   Portfolio
(MIST) Lord Abbett Mid Cap Value Portfolio               (MIST) Invesco Mid Cap Value Portfolio
(MIST) Met/Templeton Growth Portfolio (a)                (MIST) Oppenheimer Global Equity Portfolio (a)
(MIST) Van Kampen Comstock Portfolio                     (MIST) Invesco Comstock Portfolio
(MSF) Barclays Capital Aggregate Bond Index Portfolio    (MSF) Barclays Aggregate Bond Index Portfolio
(MSF) BlackRock Legacy Large Cap Growth Portfolio        (MSF) BlackRock Capital Appreciation Portfolio

MERGERS:

Former Portfolio                                           New Portfolio

(MIST) American Funds International Portfolio              (MSF) Baillie Gifford International Stock Portfolio
(MIST) Jennison Large Cap Equity Portfolio                 (MSF) Jennison Growth Portfolio
(MIST) Met/Franklin Mutual Shares Portfolio                (MSF) MFS Value Portfolio
(MIST) Met/Franklin Templeton Founding Strategy            (MIST) MetLife Growth Strategy Portfolio
   Portfolio
(MIST) MLA Mid Cap Portfolio                               (MSF) Neuberger Berman Genesis Portfolio
(MIST) RCM Technology Portfolio                            (MSF) T. Rowe Price Large Cap Growth Portfolio
(MIST) Turner Mid Cap Growth Portfolio                     (MSF) Frontier Mid Cap Growth Portfolio
(MSF) Oppenheimer Global Equity Portfolio (a)              (MIST) Met/Templeton Growth Portfolio (a)

(a) At the close of business on April 26, 2013, the (MSF) Oppenheimer Global Equity Portfolio merged with and into the (MIST) Met/Templeton Growth Portfolio. Concurrently, OppenheimerFunds, Inc. became the subadviser of the (MIST) Met/Templeton Growth Portfolio, the portfolio's investment objective and principal investment strategies changed, and the portfolio's name was changed to (MIST) Oppenheimer Global Equity Portfolio. Pursuant to these changes, (MSF) Oppenheimer Global Equity Portfolio was deemed to be the accounting and performance survivor of the merger for financial reporting purposes, and therefore, the results of MIST Oppenheimer Global Equity Sub-Account presented in the financial statements reflect the historical results of MSF Oppenheimer Global Equity Sub-Account prior to the merger, and the combined results thereafter.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4.  SIGNIFICANT ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
A Sub-Account's investment in shares of a fund or portfolio of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Separate Account prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets that the Separate Account has the ability to access.
Level 2 Observable inputs other than quoted prices in Level 1 that are observable either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market or prices for similar instruments.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets, representing the Separate Account's own assumptions about the assumptions a market participant would use in valuing the asset, and based on the best information available.

Each Sub-Account invests in shares of open-end mutual funds which calculate a daily NAV based on the fair value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day. On that basis, the inputs used to value all shares held by the Separate Account, which are measured at fair value on a recurring basis, are classified as Level 2. There were no transfers between Level 1 and Level 2, and no activity in Level 3 during the year.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is currently being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4.  SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)


ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is between
3.0 and 4.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus of the Contracts, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of Sub-Accounts within the Separate Account or into or out of the fixed account, which is part of the Company's general account, are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.


5.  EXPENSES AND RELATED PARTY TRANSACTIONS


The following annual Separate Account charges paid to the Company, are asset-based charges and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

      Mortality and Expense Risk -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

      Administrative -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

      Optional Death Benefit Rider -- For an additional charge, the total death benefit payable may be increased based on increases in account value of the Contracts.

      Earnings Preservation Benefit -- For an additional charge, the Company will provide this additional death benefit.

      The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2013:

     ----------------------------------------------------------------------------------------------------------------------------
      Mortality and Expense Risk                                                                                 0.50% - 1.50%
     ----------------------------------------------------------------------------------------------------------------------------
      Administrative                                                                                             0.15% - 0.25%
     ----------------------------------------------------------------------------------------------------------------------------
      Optional Death Benefit Rider                                                                               0.20% - 0.35%
     ----------------------------------------------------------------------------------------------------------------------------
      Earnings Preservation Benefit                                                                              0.25%
     ----------------------------------------------------------------------------------------------------------------------------

      The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract. The range of effective rates disclosed above excludes any waivers granted to certain Sub-Accounts.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



5.  EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONCLUDED)


The following optional rider charges paid to the Company are charged at each contract anniversary date through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts:

      Lifetime Withdrawal Guarantee -- For an additional charge, the Company will guarantee minimum withdrawals for life regardless of market conditions.

      Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee minimum withdrawals regardless of market conditions.

      Guaranteed Minimum Income Benefit/Lifetime Income Solution -- For an additional charge, the Company will guarantee a minimum payment regardless of market conditions.

      Guaranteed Minimum Accumulation Benefit -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

      Enhanced Death Benefit -- For an additional charge, the Company will guarantee a death benefit equal to the greater of the account value or the higher of two death benefit bases.

      Enhanced Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee that at least the entire amount of purchase payments will be returned through a series of withdrawals without annuitizing.

      The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2013:

     -------------------------------------------------------------------------------------------------------------------------
      Lifetime Withdrawal Guarantee                                                                           0.50% - 1.80%
     -------------------------------------------------------------------------------------------------------------------------
      Guaranteed Withdrawal Benefit                                                                           0.25% - 1.00%
     -------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Income Benefit/Lifetime Income Solution                                              0.50% - 1.50%
     -------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Accumulation Benefit                                                                 0.75%
     -------------------------------------------------------------------------------------------------------------------------
      Enhanced Death Benefit                                                                                  0.60% - 1.50%
     -------------------------------------------------------------------------------------------------------------------------
      Enhanced Guaranteed Withdrawal Benefit                                                                  0.55% - 1.00%
     -------------------------------------------------------------------------------------------------------------------------

      The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract maintenance fee of $30 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee of $0 to $25 may be deducted after twelve transfers are made in a contract year or for certain contracts, 2% of the amount transferred from the contract value, if less. In addition, the Contracts impose a surrender charge which ranges from 0% to 8% if the contract is partially or fully surrendered within the specified surrender charge period. A transaction charge of the lesser of $10 or 2% of the surrender is imposed on certain contracts as well as $10 for annuitizations. These charges are paid to the Company, assessed through the redemption of units, and recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

MetLife Advisers, LLC, which acts in the capacity of investment adviser to the portfolios of the MIST and MSF Trusts, is an affiliate of the Company.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS


                                                                                                            FOR THE YEAR ENDED
                                                                       AS OF DECEMBER 31, 2013               DECEMBER 31, 2013
                                                                  -------------------------------     ------------------------------
                                                                                                         COST OF         PROCEEDS
                                                                      SHARES          COST ($)        PURCHASES ($)   FROM SALES ($)
                                                                  -------------     -------------     -------------   --------------
     American Funds Global Growth Sub-Account...................      4,108,620        77,464,114         2,687,714       14,476,837
     American Funds Global Small Capitalization Sub-Account.....      1,175,330        19,841,667         1,003,305        3,983,005
     American Funds Growth Sub-Account..........................      1,898,035        82,133,310         2,730,318       19,547,704
     DWS II Government & Agency Securities Sub-Account..........         42,026           511,445            60,232          211,638
     Fidelity VIP Equity-Income Sub-Account.....................        263,313         5,543,123           950,111          863,715
     Fidelity VIP Growth Opportunities Sub-Account..............          4,235            76,445               414           20,289
     FTVIPT Templeton Foreign Securities Sub-Account............      1,738,842        24,498,854         1,165,390        4,406,952
     Invesco V.I. International Growth Sub-Account..............        187,165         4,816,827           452,079        1,161,048
     MIST AllianceBernstein Global Dynamic Allocation
       Sub-Account..............................................      2,392,268        24,718,780         6,529,991        2,694,834
     MIST American Funds Balanced Allocation Sub-Account........     21,907,902       184,914,474        24,204,658       31,738,089
     MIST American Funds Growth Allocation Sub-Account..........     22,070,931       179,655,083        32,142,541       38,217,619
     MIST American Funds Growth Sub-Account.....................      2,379,857        19,071,646         4,755,015        6,565,356
     MIST American Funds Moderate Allocation Sub-Account........     10,877,300        94,644,432        11,342,606       24,291,780
     MIST AQR Global Risk Balanced Sub-Account..................      1,383,511        15,414,036         7,957,106        7,453,028
     MIST BlackRock Global Tactical Strategies Sub-Account......      5,257,016        53,150,176        22,605,226       12,240,124
     MIST BlackRock High Yield Sub-Account......................      1,966,252        16,275,356         6,966,276        5,946,679
     MIST BlackRock Large Cap Core Sub-Account..................        622,395         5,434,038           914,417        1,683,523
     MIST Clarion Global Real Estate Sub-Account................      3,457,024        41,358,348         5,369,017        5,187,127
     MIST ClearBridge Aggressive Growth II Sub-Account..........         52,368         4,014,689         3,206,902        1,715,526
     MIST ClearBridge Aggressive Growth Sub-Account.............      7,729,289        58,982,893         4,756,070       16,096,968
     MIST Goldman Sachs Mid Cap Value Sub-Account...............      1,108,255        14,708,333         1,826,523        3,677,572
     MIST Harris Oakmark International Sub-Account..............      3,868,334        53,986,245         6,277,859       10,315,888
     MIST Invesco Balanced-Risk Allocation Sub-Account..........      1,858,905        19,403,579        10,134,744        8,910,592
     MIST Invesco Comstock Sub-Account..........................      8,980,913        88,472,225         6,218,287       14,320,679
     MIST Invesco Mid Cap Value Sub-Account.....................      9,359,152       171,621,458         3,542,622       32,633,626
     MIST Invesco Small Cap Growth Sub-Account..................      2,988,164        39,912,340         9,628,029       10,864,059
     MIST JPMorgan Core Bond Sub-Account........................      1,232,150        12,925,860        18,388,341       22,068,467
     MIST JPMorgan Global Active Allocation Sub-Account.........        908,282         9,638,049         8,356,288        6,048,885
     MIST JPMorgan Small Cap Value Sub-Account..................        481,598         6,038,955           630,565        1,461,078
     MIST Loomis Sayles Global Markets Sub-Account..............      1,026,866        12,148,021         3,047,613        4,853,449
     MIST Lord Abbett Bond Debenture Sub-Account................     17,587,838       210,982,435        18,052,485       36,517,047
     MIST Met/Eaton Vance Floating Rate Sub-Account.............        461,713         4,799,164         2,482,748        1,031,493
     MIST Met/Franklin Low Duration Total Return Sub-Account....      2,773,396        27,622,877        13,251,594        3,253,572
     MIST Met/Templeton International Bond Sub-Account..........        479,275         5,609,960           902,064          726,127
     MIST MetLife Aggressive Strategy Sub-Account...............     16,199,750       143,558,054        15,802,837       27,713,135
     MIST MetLife Balanced Plus Sub-Account.....................      9,862,148       102,240,911        31,384,835        5,749,513
     MIST MetLife Balanced Strategy Sub-Account.................    216,539,207     2,130,735,084        62,754,862      245,866,727
     MIST MetLife Defensive Strategy Sub-Account................     33,620,526       349,202,224        36,256,702       97,299,723
     MIST MetLife Growth Strategy Sub-Account...................    137,398,934     1,450,210,423       211,447,842      162,201,432
     MIST MetLife Moderate Strategy Sub-Account.................     78,903,760       805,177,609        41,228,000      105,098,031
     MIST MetLife Multi-Index Targeted Risk Sub-Account (a).....         33,621           362,149           368,469            6,619
     MIST MFS Emerging Markets Equity Sub-Account...............      5,765,186        60,234,447        15,151,374        8,716,882
     MIST MFS Research International Sub-Account................     11,835,728       133,456,303         8,504,234       21,338,586
     MIST Morgan Stanley Mid Cap Growth Sub-Account.............      4,808,753        44,881,864         1,362,694       10,996,639
     MIST Oppenheimer Global Equity Sub-Account.................      2,479,281        40,493,261        25,876,764        5,720,398
     MIST PIMCO Inflation Protected Bond Sub-Account............     10,419,430       113,929,605        16,422,893       14,991,528
     MIST PIMCO Total Return Sub-Account........................     43,517,949       506,983,444        49,151,559       68,369,792
     MIST Pioneer Fund Sub-Account..............................      5,351,800        55,780,703         4,965,401       16,278,815
     MIST Pioneer Strategic Income Sub-Account..................      1,498,312        15,983,221         6,329,968        3,837,229
     MIST Pyramis Government Income Sub-Account.................        443,359         4,835,447         1,756,285        2,767,965
     MIST Pyramis Managed Risk Sub-Account (b)..................        335,986         3,475,256         3,698,399          230,722

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS -- (CONCLUDED)


                                                                                                            FOR THE YEAR ENDED
                                                                      AS OF DECEMBER 31, 2013                DECEMBER 31, 2013
                                                                  -------------------------------     ------------------------------
                                                                                                         COST OF         PROCEEDS
                                                                      SHARES          COST ($)        PURCHASES ($)   FROM SALES ($)
                                                                  -------------     -------------     -------------   --------------
     MIST Schroders Global Multi-Asset Sub-Account..............        838,787         8,966,333         5,547,514        1,956,642
     MIST SSgA Growth and Income ETF Sub-Account................     13,061,076       141,463,130        12,845,077       18,912,559
     MIST SSgA Growth ETF Sub-Account...........................      4,562,377        48,413,761        12,193,337       10,189,383
     MIST T. Rowe Price Large Cap Value Sub-Account.............     20,656,728       486,527,821        11,743,288      110,205,686
     MIST T. Rowe Price Mid Cap Growth Sub-Account..............      7,280,134        59,586,238         8,495,249       12,737,958
     MIST Third Avenue Small Cap Value Sub-Account..............      2,835,964        40,901,985         4,516,210        9,717,226
     MSF Baillie Gifford International Stock Sub-Account........      1,876,813        18,244,111        14,425,712        2,576,697
     MSF Barclays Aggregate Bond Index Sub-Account..............        311,269         3,399,014         2,262,502        1,870,106
     MSF BlackRock Bond Income Sub-Account......................        888,434        93,352,992        13,555,711        6,602,094
     MSF BlackRock Capital Appreciation Sub-Account.............        310,405         6,517,557           569,850        1,764,811
     MSF BlackRock Money Market Sub-Account.....................        978,278        97,827,830        35,731,249       56,181,382
     MSF Davis Venture Value Sub-Account........................      5,421,167       150,193,604        10,020,574       34,187,646
     MSF Frontier Mid Cap Growth Sub-Account (b)................        297,809         8,573,688         9,677,853        1,215,467
     MSF Jennison Growth Sub-Account............................      9,469,567       110,155,939         5,935,117       22,235,669
     MSF Loomis Sayles Small Cap Growth Sub-Account.............      1,161,734        10,810,243         1,120,187        3,832,838
     MSF Met/Artisan Mid Cap Value Sub-Account..................        178,454        38,498,724         3,772,475        6,902,455
     MSF Met/Dimensional International Small Company
       Sub-Account..............................................        224,370         3,218,924         1,485,249          587,814
     MSF MetLife Mid Cap Stock Index Sub-Account................        237,273         3,370,477         1,601,508        1,027,350
     MSF MetLife Stock Index Sub-Account........................      1,040,252        31,497,665         4,803,302        6,629,271
     MSF MFS Total Return Sub-Account...........................        660,048        87,752,805         3,498,880       13,962,367
     MSF MFS Value Sub-Account..................................     11,346,410       156,667,809       131,828,947       20,857,691
     MSF MSCI EAFE Index Sub-Account............................        146,202         1,686,080         1,016,264          748,404
     MSF Neuberger Berman Genesis Sub-Account...................      2,866,216        40,498,336        43,983,711        5,801,701
     MSF Russell 2000 Index Sub-Account.........................        260,406         3,988,192         2,919,065        1,089,109
     MSF T. Rowe Price Large Cap Growth Sub-Account.............      2,840,912        43,800,679        20,586,059       16,682,668
     MSF T. Rowe Price Small Cap Growth Sub-Account.............        551,683         7,809,711         1,606,163        2,558,647
     MSF Van Eck Global Natural Resources Sub-Account...........        330,972         4,803,415         1,049,249        1,842,399
     MSF Western Asset Management Strategic Bond Opportunities
       Sub-Account..............................................        498,815         6,311,222           734,746        3,926,597
     MSF Western Asset Management U.S. Government
       Sub-Account..............................................        638,577         7,668,956         1,008,530        5,099,870
     PIMCO VIT High Yield Sub-Account...........................        898,630         6,733,123           741,799        1,804,446
     PIMCO VIT Low Duration Sub-Account.........................        876,605         9,063,537           909,230        3,124,648
     Putnam VT Equity Income Sub-Account........................      1,331,468        18,235,823           583,571        4,840,688
     Putnam VT Multi-Cap Growth Sub-Account.....................         79,599         1,521,986           131,722          565,530
     Russell Aggressive Equity Sub-Account......................         95,851         1,270,240           162,844          525,130
     Russell Core Bond Sub-Account..............................        655,161         6,735,282           351,062        2,001,531
     Russell Global Real Estate Securities Sub-Account..........         66,989           991,416           109,802          278,462
     Russell Multi-Style Equity Sub-Account.....................        450,510         6,427,872           655,625        2,353,459
     Russell Non-U.S. Sub-Account...............................        284,846         3,152,741           128,214        1,009,038

(a)  Commenced November 12, 2012 and began transactions in 2013.
(b)  For the period April 29, 2013 to December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:


                                              AMERICAN FUNDS                   AMERICAN FUNDS
                                               GLOBAL GROWTH             GLOBAL SMALL CAPITALIZATION
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013             2012             2013            2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............        3,288,744        3,568,963          834,626          874,335
Units issued and transferred
   from other funding options......          180,806          319,060           60,793          121,630
Units redeemed and transferred to
   other funding options...........        (512,672)        (599,279)        (145,558)        (161,339)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................        2,956,878        3,288,744          749,861          834,626
                                     ===============  ===============  ===============  ===============


                                             AMERICAN FUNDS                  DWS II GOVERNMENT &
                                                 GROWTH                       AGENCY SECURITIES
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                          2013             2012             2013             2012
                                     ---------------  --------------  ---------------  ---------------

Units beginning of year............          647,004         675,749           38,203           44,817
Units issued and transferred
   from other funding options......           31,649          85,109            1,231              689
Units redeemed and transferred to
   other funding options...........        (104,320)       (113,854)         (11,632)          (7,303)
                                     ---------------  --------------  ---------------  ---------------
Units end of year..................          574,333         647,004           27,802           38,203
                                     ===============  ==============  ===============  ===============


                                              FIDELITY VIP                      FIDELITY VIP
                                              EQUITY-INCOME                 GROWTH OPPORTUNITIES
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  ------------------------------
                                          2013             2012             2013            2012
                                     ---------------  ---------------  --------------  --------------

Units beginning of year............          296,910          302,862          10,011           9,765
Units issued and transferred
   from other funding options......           29,300           44,997               2             693
Units redeemed and transferred to
   other funding options...........         (41,217)         (50,949)         (1,467)           (447)
                                     ---------------  ---------------  --------------  --------------
Units end of year..................          284,993          296,910           8,546          10,011
                                     ===============  ===============  ==============  ==============


                                            FTVIPT TEMPLETON                    INVESCO V.I.
                                           FOREIGN SECURITIES               INTERNATIONAL GROWTH
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                           2013            2012             2013             2012
                                     ---------------  ---------------  --------------  ---------------

Units beginning of year............        1,747,933        1,900,147         317,002          353,287
Units issued and transferred
   from other funding options......           62,069          119,006          26,186           34,676
Units redeemed and transferred to
   other funding options...........        (255,629)        (271,220)        (60,034)         (70,961)
                                     ---------------  ---------------  --------------  ---------------
Units end of year..................        1,554,373        1,747,933         283,154          317,002
                                     ===============  ===============  ==============  ===============


                                         MIST ALLIANCEBERNSTEIN
                                             GLOBAL DYNAMIC                  MIST AMERICAN FUNDS
                                               ALLOCATION                    BALANCED ALLOCATION
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                          2013           2012 (a)           2013             2012
                                     ---------------  ---------------  --------------  ---------------

Units beginning of year............        2,054,165               --      22,206,090       23,015,262
Units issued and transferred
   from other funding options......          623,745        2,144,135       1,144,300        1,759,837
Units redeemed and transferred to
   other funding options...........        (334,788)         (89,970)     (3,098,340)      (2,569,009)
                                     ---------------  ---------------  --------------  ---------------
Units end of year..................        2,343,122        2,054,165      20,252,050       22,206,090
                                     ===============  ===============  ==============  ===============



                                           MIST AMERICAN FUNDS               MIST AMERICAN FUNDS
                                            GROWTH ALLOCATION                      GROWTH
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                          2013             2012             2013             2012
                                     ---------------  --------------  ---------------  ---------------

Units beginning of year............       22,492,160      23,752,669        2,590,163        2,895,296
Units issued and transferred
   from other funding options......        2,291,791       2,024,404          414,160          461,619
Units redeemed and transferred to
   other funding options...........      (3,937,788)     (3,284,913)        (666,552)        (766,752)
                                     ---------------  --------------  ---------------  ---------------
Units end of year..................       20,846,163      22,492,160        2,337,771        2,590,163
                                     ===============  ==============  ===============  ===============

                                            MIST AMERICAN FUNDS
                                            MODERATE ALLOCATION         MIST AQR GLOBAL RISK BALANCED
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013             2012             2013          2012 (a)
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............       11,686,297       13,006,670        1,382,713               --
Units issued and transferred
   from other funding options......          428,889        1,081,668          696,807        1,506,320
Units redeemed and transferred to
   other funding options...........      (2,174,478)      (2,402,041)        (758,657)        (123,607)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................        9,940,708       11,686,297        1,320,863        1,382,713
                                     ===============  ===============  ===============  ===============


                                             MIST BLACKROCK                    MIST BLACKROCK
                                       GLOBAL TACTICAL STRATEGIES                HIGH YIELD
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                          2013           2012 (a)           2013            2012
                                     ---------------  --------------  ---------------  ---------------

Units beginning of year............        4,283,793              --          677,325          600,616
Units issued and transferred
   from other funding options......        2,353,666       4,501,859          283,077          392,473
Units redeemed and transferred to
   other funding options...........      (1,498,877)       (218,066)        (290,529)        (315,764)
                                     ---------------  --------------  ---------------  ---------------
Units end of year..................        5,138,582       4,283,793          669,873          677,325
                                     ===============  ==============  ===============  ===============


                                             MIST BLACKROCK                 MIST CLARION GLOBAL
                                             LARGE CAP CORE                     REAL ESTATE
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     ---------------  --------------  --------------  ---------------

Units beginning of year............          593,073         526,928       2,350,735        2,528,243
Units issued and transferred
   from other funding options......           83,748         207,037         346,388          228,084
Units redeemed and transferred to
   other funding options...........        (146,960)       (140,892)       (458,103)        (405,592)
                                     ---------------  --------------  --------------  ---------------
Units end of year..................          529,861         593,073       2,239,020        2,350,735
                                     ===============  ==============  ==============  ===============

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:


                                            MIST CLEARBRIDGE                 MIST CLEARBRIDGE
                                          AGGRESSIVE GROWTH II               AGGRESSIVE GROWTH
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013            2012             2013            2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............          15,349            6,927       8,735,126        9,600,857
Units issued and transferred
   from other funding options......          18,434           11,519         818,239          542,344
Units redeemed and transferred to
   other funding options...........         (9,807)          (3,097)     (1,716,954)      (1,408,075)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................          23,976           15,349       7,836,411        8,735,126
                                     ==============  ===============  ==============  ===============


                                              MIST GOLDMAN                 MIST HARRIS OAKMARK
                                           SACHS MID CAP VALUE                INTERNATIONAL
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------
                                          2013            2012             2013            2012
                                     --------------  --------------  ---------------  --------------

Units beginning of year............       1,049,942       1,161,737        2,920,101       3,341,029
Units issued and transferred
   from other funding options......          85,902         102,921          382,672         262,480
Units redeemed and transferred to
   other funding options...........       (209,293)       (214,716)        (577,752)       (683,408)
                                     --------------  --------------  ---------------  --------------
Units end of year..................         926,551       1,049,942        2,725,021       2,920,101
                                     ==============  ==============  ===============  ==============


                                       MIST INVESCO BALANCED-RISK
                                               ALLOCATION                  MIST INVESCO COMSTOCK
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                           2013          2012 (b)           2013            2012
                                     ---------------  --------------  ---------------  --------------

Units beginning of year............       17,553,531              --        8,705,476       9,579,280
Units issued and transferred
   from other funding options......       11,887,264      18,571,445          857,457         724,551
Units redeemed and transferred to
   other funding options...........     (10,766,338)     (1,017,914)      (1,436,556)     (1,598,355)
                                     ---------------  --------------  ---------------  --------------
Units end of year..................       18,674,457      17,553,531        8,126,377       8,705,476
                                     ===============  ==============  ===============  ==============

                                                                               MIST INVESCO
                                       MIST INVESCO MID CAP VALUE            SMALL CAP GROWTH
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013            2012             2013            2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............       6,573,235        7,467,200       2,729,300        3,190,859
Units issued and transferred
   from other funding options......         262,632          392,241         400,305          270,127
Units redeemed and transferred to
   other funding options...........     (1,111,797)      (1,286,206)       (593,689)        (731,686)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................       5,724,070        6,573,235       2,535,916        2,729,300
                                     ==============  ===============  ==============  ===============


                                              MIST JPMORGAN                   MIST JPMORGAN
                                                CORE BOND               GLOBAL ACTIVE ALLOCATION
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------
                                          2013            2012             2013          2012 (b)
                                     --------------  --------------  ---------------  --------------

Units beginning of year............       1,511,689       1,642,766        7,003,217              --
Units issued and transferred
   from other funding options......       3,172,637         367,655        8,044,234       7,442,777
Units redeemed and transferred to
   other funding options...........     (3,501,753)       (498,732)      (5,943,822)       (439,560)
                                     --------------  --------------  ---------------  --------------
Units end of year..................       1,182,573       1,511,689        9,103,629       7,003,217
                                     ==============  ==============  ===============  ==============


                                              MIST JPMORGAN                 MIST LOOMIS SAYLES
                                             SMALL CAP VALUE                  GLOBAL MARKETS
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                           2013            2012             2013            2012
                                     ---------------  --------------  ---------------  --------------

Units beginning of year............          515,860         530,589        1,042,691         962,736
Units issued and transferred
   from other funding options......           53,166          79,409          222,707         327,748
Units redeemed and transferred to
   other funding options...........         (97,349)        (94,138)        (346,265)       (247,793)
                                     ---------------  --------------  ---------------  --------------
Units end of year..................          471,677         515,860          919,133       1,042,691
                                     ===============  ==============  ===============  ==============

                                            MIST LORD ABBETT                  MIST MET/EATON
                                             BOND DEBENTURE                 VANCE FLOATING RATE
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............       9,203,760       10,339,658         317,752          213,777
Units issued and transferred
   from other funding options......         464,186          574,738         231,217          183,473
Units redeemed and transferred to
   other funding options...........     (1,592,931)      (1,710,636)       (106,297)         (79,498)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................       8,075,015        9,203,760         442,672          317,752
                                     ==============  ===============  ==============  ===============


                                            MIST MET/FRANKLIN               MIST MET/TEMPLETON
                                        LOW DURATION TOTAL RETURN           INTERNATIONAL BOND
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............       1,766,562        1,106,536         400,203          352,964
Units issued and transferred
   from other funding options......       1,637,425        1,039,234          84,779          131,968
Units redeemed and transferred to
   other funding options...........       (650,388)        (379,208)        (78,275)         (84,729)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................       2,753,599        1,766,562         406,707          400,203
                                     ==============  ===============  ==============  ===============


                                              MIST METLIFE
                                           AGGRESSIVE STRATEGY          MIST METLIFE BALANCED PLUS
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  ------------------------------
                                          2013             2012            2013          2012 (a)
                                     --------------  ---------------  --------------  --------------

Units beginning of year............      14,537,359       15,775,326       7,650,490              --
Units issued and transferred
   from other funding options......       1,650,095        1,113,162       3,017,645       7,888,529
Units redeemed and transferred to
   other funding options...........     (2,309,889)      (2,351,129)       (901,516)       (238,039)
                                     --------------  ---------------  --------------  --------------
Units end of year..................      13,877,565       14,537,359       9,766,619       7,650,490
                                     ==============  ===============  ==============  ==============

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:



                                              MIST METLIFE                     MIST METLIFE
                                            BALANCED STRATEGY               DEFENSIVE STRATEGY
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  ---------------  --------------

Units beginning of year............     197,011,812      207,920,698       33,742,779      33,539,911
Units issued and transferred
   from other funding options......       7,019,391       11,913,071        2,571,276       7,120,599
Units redeemed and transferred to
   other funding options...........    (21,351,549)     (22,821,957)      (8,288,017)     (6,917,731)
                                     --------------  ---------------  ---------------  --------------
Units end of year..................     182,679,654      197,011,812       28,026,038      33,742,779
                                     ==============  ===============  ===============  ==============


                                                                                                         MIST METLIFE
                                              MIST METLIFE                     MIST METLIFE               MULTI-INDEX
                                             GROWTH STRATEGY                 MODERATE STRATEGY           TARGETED RISK
                                               SUB-ACCOUNT                      SUB-ACCOUNT               SUB-ACCOUNT
                                     -------------------------------  -------------------------------  ---------------
                                          2013             2012            2013             2012           2013 (c)
                                     ---------------  --------------  ---------------  --------------  ---------------

Units beginning of year............      118,697,237     127,969,483       71,904,099      74,398,177               --
Units issued and transferred
   from other funding options......       17,768,178       6,103,544        3,861,200       6,335,212          334,714
Units redeemed and transferred to
   other funding options...........     (14,280,060)    (15,375,790)      (9,284,639)     (8,829,290)         (11,073)
                                     ---------------  --------------  ---------------  --------------  ---------------
Units end of year..................      122,185,355     118,697,237       66,480,660      71,904,099          323,641
                                     ===============  ==============  ===============  ==============  ===============



                                                MIST MFS
                                         EMERGING MARKETS EQUITY
                                               SUB-ACCOUNT
                                     ------------------------------
                                          2013            2012
                                     --------------  --------------

Units beginning of year............       4,605,777       5,082,239
Units issued and transferred
   from other funding options......       1,880,218       1,002,767
Units redeemed and transferred to
   other funding options...........     (1,241,142)     (1,479,229)
                                     --------------  --------------
Units end of year..................       5,244,853       4,605,777
                                     ==============  ==============

                                            MIST MFS RESEARCH             MIST MORGAN STANLEY               MIST OPPENHEIMER
                                              INTERNATIONAL                 MID CAP GROWTH                    GLOBAL EQUITY
                                               SUB-ACCOUNT                    SUB-ACCOUNT                      SUB-ACCOUNT
                                     ------------------------------  ------------------------------  ------------------------------
                                          2013            2012            2013            2012            2013            2012
                                     --------------  --------------  --------------  --------------  --------------  --------------

Units beginning of year............       8,474,288       9,028,217       4,428,112       4,659,921       1,019,300       1,147,037
Units issued and transferred
   from other funding options......         678,128         898,552         211,339         509,620       3,021,027          99,122
Units redeemed and transferred to
   other funding options...........     (1,538,812)     (1,452,481)       (769,252)       (741,429)     (1,338,914)       (226,859)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Units end of year..................       7,613,604       8,474,288       3,870,199       4,428,112       2,701,413       1,019,300
                                     ==============  ==============  ==============  ==============  ==============  ==============


                                               MIST PIMCO                     MIST PIMCO
                                        INFLATION PROTECTED BOND             TOTAL RETURN                   MIST PIONEER FUND
                                               SUB-ACCOUNT                    SUB-ACCOUNT                      SUB-ACCOUNT
                                     ------------------------------  ------------------------------  -------------------------------
                                          2013            2012            2013            2012            2013            2012
                                     --------------  --------------  --------------  --------------  --------------  ---------------

Units beginning of year............       7,448,982       7,526,508      31,210,077      32,853,798       5,289,087        5,949,995
Units issued and transferred
   from other funding options......       1,419,924       1,316,805       4,012,181       4,286,074         160,008          291,925
Units redeemed and transferred to
   other funding options...........     (1,851,992)     (1,394,331)     (6,716,711)     (5,929,795)       (869,740)        (952,833)
                                     --------------  --------------  --------------  --------------  --------------  ---------------
Units end of year..................       7,016,914       7,448,982      28,505,547      31,210,077       4,579,355        5,289,087
                                     ==============  ==============  ==============  ==============  ==============  ===============

                                               MIST PIONEER                      MIST PYRAMIS             MIST PYRAMIS
                                             STRATEGIC INCOME                  GOVERNMENT INCOME          MANAGED RISK
                                                SUB-ACCOUNT                       SUB-ACCOUNT              SUB-ACCOUNT
                                     --------------------------------  --------------------------------  ---------------
                                           2013             2012             2013           2012 (a)        2013 (d)
                                     ---------------  ---------------  ---------------  ---------------  ---------------

Units beginning of year............          624,096          610,107          544,311               --               --
Units issued and transferred
   from other funding options......          357,395          245,815          173,795          654,849          353,133
Units redeemed and transferred to
   other funding options...........        (226,518)        (231,826)        (279,736)        (110,538)         (21,829)
                                     ---------------  ---------------  ---------------  ---------------  ---------------
Units end of year..................          754,973          624,096          438,370          544,311          331,304
                                     ===============  ===============  ===============  ===============  ===============


                                             MIST SCHRODERS                       MIST SSGA
                                           GLOBAL MULTI-ASSET               GROWTH AND INCOME ETF
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2013           2012 (b)           2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............        5,045,943               --       12,363,629       12,724,330
Units issued and transferred
   from other funding options......        5,470,808        5,092,961          704,929        1,241,580
Units redeemed and transferred to
   other funding options...........      (2,164,673)         (47,018)      (1,582,125)      (1,602,281)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................        8,352,078        5,045,943       11,486,433       12,363,629
                                     ===============  ===============  ===============  ===============


                                                 MIST SSGA
                                                GROWTH ETF
                                                SUB-ACCOUNT
                                     --------------------------------
                                          2013              2012
                                     ---------------  ---------------

Units beginning of year............        4,134,490        4,414,150
Units issued and transferred
   from other funding options......          845,957          449,411
Units redeemed and transferred to
   other funding options...........        (862,460)        (729,071)
                                     ---------------  ---------------
Units end of year..................        4,117,987        4,134,490
                                     ===============  ===============

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:


                                           MIST T. ROWE PRICE               MIST T. ROWE PRICE
                                             LARGE CAP VALUE                  MID CAP GROWTH
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  ---------------  --------------

Units beginning of year............      10,675,620       12,522,601        6,292,266       6,972,220
Units issued and transferred
   from other funding options......         213,517          579,092          641,182         757,865
Units redeemed and transferred to
   other funding options...........     (1,776,547)      (2,426,073)      (1,184,511)     (1,437,819)
                                     --------------  ---------------  ---------------  --------------
Units end of year..................       9,112,590       10,675,620        5,748,937       6,292,266
                                     ==============  ===============  ===============  ==============


                                            MIST THIRD AVENUE               MSF BAILLIE GIFFORD
                                             SMALL CAP VALUE                INTERNATIONAL STOCK
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                           2013            2012             2013            2012
                                     ---------------  --------------  ---------------  --------------

Units beginning of year............        2,744,669       3,218,372          407,507         430,001
Units issued and transferred
   from other funding options......          298,169         142,098        1,368,300          41,567
Units redeemed and transferred to
   other funding options...........        (527,949)       (615,801)        (262,916)        (64,061)
                                     ---------------  --------------  ---------------  --------------
Units end of year..................        2,514,889       2,744,669        1,512,891         407,507
                                     ===============  ==============  ===============  ==============


                                              MSF BARCLAYS                     MSF BLACKROCK
                                          AGGREGATE BOND INDEX                  BOND INCOME
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013            2012             2013             2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............         192,855          175,717       1,413,863        1,437,066
Units issued and transferred
   from other funding options......         144,253          105,691         245,411          222,304
Units redeemed and transferred to
   other funding options...........       (120,368)         (88,553)       (221,479)        (245,507)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................         216,740          192,855       1,437,795        1,413,863
                                     ==============  ===============  ==============  ===============


                                              MSF BLACKROCK                    MSF BLACKROCK
                                          CAPITAL APPRECIATION                 MONEY MARKET
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013            2012             2013            2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............       2,764,842        3,186,827      11,671,729       12,722,462
Units issued and transferred
   from other funding options......          64,522          266,223       6,578,863        7,044,542
Units redeemed and transferred to
   other funding options...........       (353,750)        (688,208)     (8,458,239)      (8,095,275)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................       2,475,614        2,764,842       9,792,353       11,671,729
                                     ==============  ===============  ==============  ===============


                                                                       MSF FRONTIER
                                                MSF DAVIS                 MID CAP              MSF JENNISON
                                              VENTURE VALUE               GROWTH                  GROWTH
                                               SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
                                     -------------------------------  --------------  ------------------------------
                                          2013            2012           2013 (d)          2013            2012
                                     --------------  ---------------  --------------  --------------  --------------

Units beginning of year............      12,607,989       14,326,344              --      11,335,513       4,345,644
Units issued and transferred
   from other funding options......         721,582          609,658         679,799         752,651       8,593,297
Units redeemed and transferred to
   other funding options...........     (2,161,888)      (2,328,013)        (84,739)     (1,986,203)     (1,603,428)
                                     --------------  ---------------  --------------  --------------  --------------
Units end of year..................      11,167,683       12,607,989         595,060      10,101,961      11,335,513
                                     ==============  ===============  ==============  ==============  ==============


                                               MSF LOOMIS
                                              SAYLES SMALL
                                               CAP GROWTH
                                               SUB-ACCOUNT
                                     -------------------------------
                                          2013            2012
                                     --------------  --------------

Units beginning of year............       1,207,677       1,364,085
Units issued and transferred
   from other funding options......         139,843         121,289
Units redeemed and transferred to
   other funding options...........       (306,875)       (277,697)
                                     --------------  --------------
Units end of year..................       1,040,645       1,207,677
                                     ==============  ==============

                                                                           MSF MET/DIMENSIONAL
                                             MSF MET/ARTISAN                  INTERNATIONAL                    MSF METLIFE
                                              MID CAP VALUE                   SMALL COMPANY                MID CAP STOCK INDEX
                                               SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------  ------------------------------
                                          2013            2012            2013            2012             2013            2012
                                     --------------  --------------  --------------  ---------------  --------------  --------------

Units beginning of year............       2,399,851       2,732,053         132,829          165,015         157,701         128,329
Units issued and transferred
   from other funding options......         242,557         115,302          80,230           36,030          74,178          70,540
Units redeemed and transferred to
   other funding options...........       (395,234)       (447,504)        (32,917)         (68,216)        (50,419)        (41,168)
                                     --------------  --------------  --------------  ---------------  --------------  --------------
Units end of year..................       2,247,174       2,399,851         180,142          132,829         181,460         157,701
                                     ==============  ==============  ==============  ===============  ==============  ==============



                                              MSF METLIFE                                                        MSF MFS
                                              STOCK INDEX                 MSF MFS TOTAL RETURN                    VALUE
                                              SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  ------------------------------  -------------------------------
                                          2013            2012            2013            2012            2013             2012
                                     --------------  --------------  --------------  --------------  ---------------  --------------

Units beginning of year............       2,675,025       2,855,765       2,882,861       3,108,333        2,908,311       2,696,793
Units issued and transferred
   from other funding options......         321,996         554,780         108,127         204,749        6,808,878         651,052
Units redeemed and transferred to
   other funding options...........       (482,195)       (735,520)       (445,902)       (430,221)      (1,271,076)       (439,534)
                                     --------------  --------------  --------------  --------------  ---------------  --------------
Units end of year..................       2,514,826       2,675,025       2,545,086       2,882,861        8,446,113       2,908,311
                                     ==============  ==============  ==============  ==============  ===============  ==============

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONCLUDED)
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:


                                                MSF MSCI                      MSF NEUBERGER
                                               EAFE INDEX                    BERMAN GENESIS              MSF RUSSELL 2000 INDEX
                                               SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------  ------------------------------
                                          2013            2012            2013             2012            2013            2012
                                     --------------  --------------  --------------  ---------------  --------------  --------------

Units beginning of year............         115,412          69,134          86,174           96,711         120,336          93,349
Units issued and transferred
   from other funding options......          77,482          98,429       2,447,259            9,111         140,921          84,112
Units redeemed and transferred to
   other funding options...........        (59,218)        (52,151)       (302,154)         (19,648)        (55,865)        (57,125)
                                     --------------  --------------  --------------  ---------------  --------------  --------------
Units end of year..................         133,676         115,412       2,231,279           86,174         205,392         120,336
                                     ==============  ==============  ==============  ===============  ==============  ==============


                                           MSF T. ROWE PRICE                MSF T. ROWE PRICE              MSF VAN ECK GLOBAL
                                           LARGE CAP GROWTH                 SMALL CAP GROWTH                NATURAL RESOURCES
                                              SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  ------------------------------  -------------------------------
                                          2013            2012            2013            2012            2013             2012
                                     --------------  --------------  --------------  --------------  ---------------  --------------

Units beginning of year............       2,780,202       3,161,388         487,872         554,041          313,419         286,505
Units issued and transferred
   from other funding options......       2,252,762         186,023          45,491          43,400           76,689         106,874
Units redeemed and transferred to
   other funding options...........     (1,470,919)       (567,209)       (103,540)       (109,569)        (121,761)        (79,960)
                                     --------------  --------------  --------------  --------------  ---------------  --------------
Units end of year..................       3,562,045       2,780,202         429,823         487,872          268,347         313,419
                                     ==============  ==============  ==============  ==============  ===============  ==============

                                               MSF WESTERN                  MSF WESTERN ASSET
                                            ASSET MANAGEMENT                   MANAGEMENT                       PIMCO VIT
                                      STRATEGIC BOND OPPORTUNITIES           U.S. GOVERNMENT                   HIGH YIELD
                                               SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------  ------------------------------
                                          2013            2012            2013            2012             2013            2012
                                     --------------  --------------  --------------  ---------------  --------------  --------------

Units beginning of year............         349,579         469,062         690,001          773,166         431,112         440,506
Units issued and transferred
   from other funding options......          20,347          44,944          62,481          167,277          31,093          60,216
Units redeemed and transferred to
   other funding options...........       (138,511)       (164,427)       (304,326)        (250,442)       (101,628)        (69,610)
                                     --------------  --------------  --------------  ---------------  --------------  --------------
Units end of year..................         231,415         349,579         448,156          690,001         360,577         431,112
                                     ==============  ==============  ==============  ===============  ==============  ==============



                                               PIMCO VIT                        PUTNAM VT                       PUTNAM VT
                                             LOW DURATION                     EQUITY INCOME                 MULTI-CAP GROWTH
                                              SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  ------------------------------  -------------------------------
                                          2013            2012            2013            2012            2013             2012
                                     --------------  --------------  --------------  --------------  ---------------  --------------

Units beginning of year............         761,796         803,010       1,285,126       1,542,735          152,212         176,234
Units issued and transferred
   from other funding options......          72,158          81,006           9,945          27,151            7,500          22,272
Units redeemed and transferred to
   other funding options...........       (217,618)       (122,220)       (212,550)       (284,760)         (32,626)        (46,294)
                                     --------------  --------------  --------------  --------------  ---------------  --------------
Units end of year..................         616,336         761,796       1,082,521       1,285,126          127,086         152,212
                                     ==============  ==============  ==============  ==============  ===============  ==============

                                                  RUSSELL                            RUSSELL
                                             AGGRESSIVE EQUITY                      CORE BOND
                                                SUB-ACCOUNT                        SUB-ACCOUNT
                                     ---------------------------------  ---------------------------------
                                           2013             2012              2013             2012
                                     ---------------  ----------------  ---------------  ----------------

Units beginning of year............          104,956           142,278          447,192           550,331
Units issued and transferred
   from other funding options......            3,093             5,438           16,840            14,667
Units redeemed and transferred to
   other funding options...........         (29,653)          (42,760)        (103,069)         (117,806)
                                     ---------------  ----------------  ---------------  ----------------
Units end of year..................           78,396           104,956          360,963           447,192
                                     ===============  ================  ===============  ================


                                                  RUSSELL                           RUSSELL
                                       GLOBAL REAL ESTATE SECURITIES          MULTI-STYLE EQUITY
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  ---------------------------------
                                          2013              2012             2013              2012
                                     ---------------  ---------------  ----------------  ---------------

Units beginning of year............           37,475           41,404           604,659          727,966
Units issued and transferred
   from other funding options......            1,046            2,244             9,079           41,207
Units redeemed and transferred to
   other funding options...........          (8,152)          (6,173)         (145,287)        (164,514)
                                     ---------------  ---------------  ----------------  ---------------
Units end of year..................           30,369           37,475           468,451          604,659
                                     ===============  ===============  ================  ===============


                                                  RUSSELL
                                                 NON-U.S.
                                                SUB-ACCOUNT
                                     ---------------------------------
                                           2013             2012
                                     ----------------  ---------------

Units beginning of year............           253,272          291,607
Units issued and transferred
   from other funding options......             4,720           19,250
Units redeemed and transferred to
   other funding options...........          (61,881)         (57,585)
                                     ----------------  ---------------
Units end of year..................           196,111          253,272
                                     ================  ===============

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS


The Company sells a number of variable annuity products which have unique combinations of features and fees, some of which directly affect the unit values of the Sub-Accounts. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying fund portfolio, for the respective stated periods in the five years ended December 31, 2013:

                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                           UNITS       HIGHEST ($)      ASSETS ($)
                                       ------------  ---------------  --------------
  American Funds Global          2013     2,956,878    35.06 - 42.47     122,929,858
     Growth Sub-Account          2012     3,288,744    27.66 - 33.12     106,822,886
                                 2011     3,568,963    23.00 - 27.23      95,488,976
                                 2010     3,003,389    25.73 - 30.11      88,905,025
                                 2009     2,316,571    23.47 - 27.15      61,956,827

  American Funds Global Small    2013       749,861    33.79 - 40.47      29,677,012
     Capitalization Sub-Account  2012       834,626    26.85 - 31.78      25,978,567
                                 2011       874,335    23.15 - 27.10      23,246,445
                                 2010       629,226    29.19 - 33.77      20,866,196
                                 2009       467,145    24.30 - 27.79      12,780,124

  American Funds Growth          2013       574,333  190.29 - 268.43     147,932,755
     Sub-Account                 2012       647,004  149.07 - 207.87     129,432,083
                                 2011       675,749  128.88 - 177.66     115,994,216
                                 2010       592,460  137.22 - 186.99     107,174,849
                                 2009       464,628  117.84 - 158.75      71,786,632

  DWS II Government & Agency     2013        27,802    16.55 - 17.41         482,012
     Securities Sub-Account      2012        38,203    17.38 - 18.21         693,006
                                 2011        44,817    17.19 - 17.95         801,100
                                 2010        52,265    16.29 - 16.94         880,629
                                 2009        57,534    15.56 - 16.11         922,516

  Fidelity VIP Equity-Income     2013       284,993    17.68 - 78.22       6,033,100
     Sub-Account                 2012       296,910    14.08 - 61.99       5,082,102
                                 2011       302,862    12.25 - 53.66       4,481,906
                                 2010       316,838    12.39 - 54.00       4,614,949
                                 2009       373,302    10.98 - 47.61       4,805,353

  Fidelity VIP Growth            2013         8,546    14.85 - 14.93         126,880
     Opportunities Sub-Account   2012        10,011    10.92 - 10.98         109,300
                                 2011         9,765      9.26 - 9.31          90,395
                                 2010        11,887      9.18 - 9.23         109,119
                                 2009        19,375      7.52 - 7.56         145,775

  FTVIPT Templeton Foreign       2013     1,554,373    16.25 - 41.67      30,101,114
     Securities Sub-Account      2012     1,747,933    13.46 - 34.33      28,052,934
                                 2011     1,900,147    11.59 - 29.42      26,237,200
                                 2010     2,172,428    13.20 - 33.35      33,779,312
                                 2009     2,349,812    12.40 - 31.17      34,089,823



                                                 FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                          INCOME          LOWEST TO          LOWEST TO
                                         RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       -------------  ----------------  -----------------
  American Funds Global          2013      1.23         0.75 - 1.90         26.75 - 28.21
     Growth Sub-Account          2012      0.89         0.75 - 1.90         20.24 - 21.64
                                 2011      1.41         0.75 - 1.90      (10.60) - (9.56)
                                 2010      1.61         0.75 - 1.90          9.64 - 10.91
                                 2009      1.69         0.75 - 1.90         39.62 - 41.24

  American Funds Global Small    2013      0.87         0.75 - 1.90         25.87 - 27.32
     Capitalization Sub-Account  2012      1.34         0.75 - 1.90         15.94 - 17.29
                                 2011      1.32         0.75 - 1.90     (20.66) - (19.75)
                                 2010      1.78         0.75 - 1.90         20.11 - 21.50
                                 2009      0.36         0.75 - 1.90         58.26 - 60.09

  American Funds Growth          2013      0.92         0.75 - 1.90         27.65 - 29.13
     Sub-Account                 2012      0.79         0.75 - 1.90         15.66 - 17.01
                                 2011      0.64         0.75 - 1.90       (6.08) - (4.99)
                                 2010      0.78         0.75 - 1.90         16.45 - 17.79
                                 2009      0.83         0.75 - 1.90         36.79 - 38.37

  DWS II Government & Agency     2013      3.03         1.40 - 1.80       (4.77) - (4.39)
     Securities Sub-Account      2012      3.93         1.40 - 1.80           1.08 - 1.49
                                 2011      4.42         1.40 - 1.80           5.55 - 5.97
                                 2010      4.83         1.40 - 1.80           4.71 - 5.13
                                 2009      4.59         1.40 - 1.80           6.16 - 6.58

  Fidelity VIP Equity-Income     2013      2.29         1.30 - 1.90         25.42 - 26.37
     Sub-Account                 2012      2.95         1.30 - 1.90         14.84 - 15.67
                                 2011      2.34         1.30 - 1.90       (1.24) - (0.42)
                                 2010      1.56         1.30 - 1.90         12.75 - 13.55
                                 2009      2.05         1.30 - 1.90         27.44 - 28.40

  Fidelity VIP Growth            2013      0.29                1.40                 35.98
     Opportunities Sub-Account   2012      0.41                1.40                 17.94
                                 2011      0.16                1.40                  0.88
                                 2010      0.17                1.40         22.01 - 22.02
                                 2009      0.45                1.40         43.83 - 43.84

  FTVIPT Templeton Foreign       2013      2.41         0.85 - 1.90         20.66 - 22.23
     Securities Sub-Account      2012      3.07         0.85 - 1.90         16.00 - 17.59
                                 2011      1.77         0.85 - 1.90     (12.32) - (11.20)
                                 2010      1.93         0.85 - 1.90           6.37 - 7.76
                                 2009      3.41         0.85 - 1.90         34.47 - 36.18



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                      ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                          UNITS        HIGHEST ($)      ASSETS ($)
                                      ------------  ----------------  -------------
  Invesco V.I. International    2013       283,154     14.74 - 32.07      6,558,263
     Growth Sub-Account         2012       317,002     12.49 - 27.37      6,259,165
                                2011       353,287     10.90 - 24.06      6,118,917
                                2010       414,083     11.79 - 26.20      7,768,778
                                2009       461,755     10.54 - 23.57      7,800,513

  MIST AllianceBernstein        2013     2,343,122     11.37 - 11.79     27,463,161
     Global Dynamic Allocation  2012     2,054,165     10.44 - 10.68     21,873,079
     Sub-Account
     (Commenced 1/3/2012)

  MIST American Funds           2013    20,252,050     11.90 - 12.56    250,188,184
     Balanced Allocation        2012    22,206,090     10.27 - 10.74    235,164,571
     Sub-Account                2011    23,015,262       9.25 - 9.58    218,152,622
                                2010    23,898,755       9.67 - 9.92    235,131,655
                                2009    22,597,437       8.81 - 8.96    201,424,344

  MIST American Funds Growth    2013    20,846,163     11.83 - 12.56    257,567,705
     Allocation Sub-Account     2012    22,492,160      9.68 - 10.17    225,771,481
                                2011    23,752,669       8.53 - 8.87    208,535,138
                                2010    24,332,553       9.17 - 9.43    227,823,049
                                2009    23,471,136       8.29 - 8.42    196,705,615

  MIST American Funds Growth    2013     2,337,771     12.15 - 12.90     29,652,918
     Sub-Account                2012     2,590,163      9.59 - 10.07     25,736,857
                                2011     2,895,296       8.39 - 8.69     24,917,298
                                2010     3,139,868       9.00 - 9.23     28,767,917
                                2009     3,506,399       7.78 - 7.90     27,597,870

  MIST American Funds           2013     9,940,708     11.71 - 12.32    120,520,419
     Moderate Allocation        2012    11,686,297     10.54 - 11.00    126,809,368
     Sub-Account                2011    13,006,670      9.72 - 10.05    129,356,533
                                2010    13,667,445      9.92 - 10.16    137,833,796
                                2009    13,452,576       9.23 - 9.37    125,390,131

  MIST AQR Global Risk          2013     1,320,863     10.78 - 11.21     14,540,600
     Balanced Sub-Account       2012     1,382,713     11.40 - 11.69     16,016,430
     (Commenced 1/3/2012)

  MIST BlackRock Global         2013     5,138,582     10.96 - 11.40     58,089,937
     Tactical Strategies        2012     4,283,793     10.18 - 10.41     44,438,080
     Sub-Account
     (Commenced 1/3/2012)

  MIST BlackRock High Yield     2013       669,873     22.60 - 29.06     17,263,570
     Sub-Account                2012       677,325     21.13 - 26.78     16,244,048
                                2011       600,616     18.54 - 23.15     12,434,639
                                2010       730,796     18.51 - 22.79     14,888,941
                                2009       517,570     16.35 - 19.84      9,210,269

  MIST BlackRock Large Cap      2013       529,861     12.68 - 15.20      7,879,461
     Core Sub-Account           2012       593,073      9.63 - 11.41      6,609,137
     (Commenced 5/4/2009)       2011       526,928      8.66 - 10.15      5,254,597
                                2010       264,061      8.81 - 10.21      2,642,554
                                2009        85,136       7.99 - 9.15        768,673

                                                FOR THE YEAR ENDED DECEMBER 31
                                      -------------------------------------------------
                                      INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                         INCOME          LOWEST TO         LOWEST TO
                                        RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                      -------------  ----------------  ----------------
  Invesco V.I. International    2013      1.09         0.85 - 1.90        16.48 - 18.01
     Growth Sub-Account         2012      1.34         0.85 - 1.90        13.07 - 14.55
                                2011      1.38         0.85 - 1.90      (8.74) - (7.53)
                                2010      1.97         0.85 - 1.90        10.49 - 11.91
                                2009      1.43         0.85 - 1.90        32.37 - 34.11

  MIST AllianceBernstein        2013      1.26         0.75 - 2.10         8.84 - 10.32
     Global Dynamic Allocation  2012      0.06         0.75 - 2.10          2.93 - 9.26
     Sub-Account
     (Commenced 1/3/2012)

  MIST American Funds           2013      1.38         1.30 - 2.25        15.90 - 17.00
     Balanced Allocation        2012      1.69         1.30 - 2.25        10.99 - 12.06
     Sub-Account                2011      1.29         1.30 - 2.25      (4.29) - (3.40)
                                2010      1.15         1.30 - 2.25         9.67 - 10.72
                                2009        --         1.30 - 2.25        26.44 - 27.65

  MIST American Funds Growth    2013      1.03         1.30 - 2.35        22.20 - 23.49
     Allocation Sub-Account     2012      1.21         1.30 - 2.35        13.45 - 14.65
                                2011      1.11         1.30 - 2.35      (6.95) - (5.96)
                                2010      0.88         1.30 - 2.35        10.86 - 12.02
                                2009        --         1.30 - 2.20        31.11 - 32.31

  MIST American Funds Growth    2013      0.44         1.30 - 2.35        26.77 - 28.11
     Sub-Account                2012      0.32         1.30 - 2.35        14.67 - 15.89
                                2011      0.36         1.30 - 2.25      (6.71) - (5.83)
                                2010      0.24         1.30 - 2.25        15.69 - 16.79
                                2009        --         1.30 - 2.25        35.80 - 37.09

  MIST American Funds           2013      1.67         1.30 - 2.20        11.05 - 12.05
     Moderate Allocation        2012      2.05         1.30 - 2.20          8.42 - 9.40
     Sub-Account                2011      1.58         1.30 - 2.20      (1.99) - (1.10)
                                2010      1.57         1.30 - 2.20          7.52 - 8.50
                                2009        --         1.30 - 2.20        20.71 - 21.79

  MIST AQR Global Risk          2013      2.19         0.75 - 2.20      (5.49) - (4.11)
     Balanced Sub-Account       2012      0.01         0.75 - 2.20          3.10 - 9.73
     (Commenced 1/3/2012)

  MIST BlackRock Global         2013      1.30         0.75 - 2.20          7.91 - 9.48
     Tactical Strategies        2012        --         0.75 - 2.10          2.75 - 8.32
     Sub-Account
     (Commenced 1/3/2012)

  MIST BlackRock High Yield     2013      6.41         0.75 - 2.20          6.95 - 8.52
     Sub-Account                2012      6.62         0.75 - 2.20        13.99 - 15.67
                                2011      6.61         0.75 - 2.20          0.12 - 1.58
                                2010      3.63         0.75 - 2.20        13.26 - 14.91
                                2009      4.10         0.75 - 2.20        29.21 - 44.75

  MIST BlackRock Large Cap      2013      1.19         0.75 - 1.90        31.65 - 33.17
     Core Sub-Account           2012      0.95         0.75 - 1.90        11.18 - 12.47
     (Commenced 5/4/2009)       2011      0.81         0.75 - 1.90      (1.71) - (0.58)
                                2010      0.86         0.75 - 1.90        10.25 - 11.53
                                2009        --         0.75 - 1.90        22.54 - 23.49

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31
                                      ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO          NET
                                          UNITS        HIGHEST ($)     ASSETS ($)
                                      ------------  ---------------  --------------
  MIST Clarion Global Real      2013     2,239,020    15.36 - 25.05      38,352,561
     Estate Sub-Account         2012     2,350,735    15.19 - 24.49      39,516,123
                                2011     2,528,243    12.34 - 19.66      34,277,327
                                2010     2,647,883    13.39 - 21.05      38,697,331
                                2009     2,963,807    11.80 - 18.36      37,898,569

  MIST ClearBridge Aggressive   2013        23,976  168.63 - 224.52       4,991,149
     Growth II Sub-Account      2012        15,349  133.85 - 176.62       2,480,585
     (Commenced 5/3/2010)       2011         6,927  120.34 - 146.05         924,910
                                2010         2,977  128.95 - 160.04         438,631

  MIST ClearBridge Aggressive   2013     7,836,411    10.80 - 18.18     101,728,824
     Growth Sub-Account         2012     8,735,126     7.52 - 12.63      79,321,095
                                2011     9,600,857     6.43 - 10.78      74,857,416
                                2010     8,476,052     6.97 - 10.56      65,664,571
                                2009     9,606,073      5.76 - 8.63      61,074,016

  MIST Goldman Sachs Mid Cap    2013       926,551    19.93 - 22.07      19,638,139
     Value Sub-Account          2012     1,049,942    15.38 - 16.85      17,068,463
                                2011     1,161,737    13.34 - 14.45      16,271,354
                                2010     1,280,385    14.57 - 15.63      19,465,973
                                2009     1,482,733    12.01 - 12.74      18,467,822

  MIST Harris Oakmark           2013     2,725,021    24.93 - 27.96      72,879,342
     International Sub-Account  2012     2,920,101    19.54 - 21.71      60,795,216
                                2011     3,341,029    15.46 - 17.02      54,661,488
                                2010     3,663,046    18.45 - 20.10      71,132,973
                                2009     4,066,421    16.20 - 17.50      69,004,535

  MIST Invesco Balanced-Risk    2013    18,674,457      1.04 - 1.06      19,667,126
     Allocation Sub-Account     2012    17,553,531      1.04 - 1.05      18,405,844
     (Commenced 4/30/2012)

  MIST Invesco Comstock         2013     8,126,377    14.36 - 16.50     130,402,734
     Sub-Account                2012     8,705,476    10.86 - 12.28     104,439,830
                                2011     9,579,280     9.39 - 10.45      98,062,309
                                2010     9,660,454     9.76 - 10.68     101,320,183
                                2009     9,148,538      8.70 - 9.37      84,373,555

  MIST Invesco Mid Cap Value    2013     5,724,070    31.03 - 39.34     210,304,023
     Sub-Account                2012     6,573,235    24.34 - 30.42     187,671,582
                                2011     7,467,200    21.85 - 26.72     188,118,964
                                2010     8,400,066    23.50 - 27.96     221,952,624
                                2009     9,382,903    19.10 - 22.44     199,636,901

  MIST Invesco Small Cap        2013     2,535,916    14.55 - 25.27      59,587,334
     Growth Sub-Account         2012     2,729,300    10.50 - 18.26      46,464,081
                                2011     3,190,859     8.98 - 15.65      46,716,193
                                2010     3,675,683     9.19 - 16.03      55,371,461
                                2009     4,320,755     7.37 - 12.87      52,644,910



                                                FOR THE YEAR ENDED DECEMBER 31
                                      --------------------------------------------------
                                      INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                         INCOME          LOWEST TO          LOWEST TO
                                        RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                      -------------  ----------------  -----------------
  MIST Clarion Global Real      2013      6.92         0.75 - 2.35           1.14 - 2.77
     Estate Sub-Account         2012      2.07         0.75 - 2.35         23.05 - 25.04
                                2011      3.90         0.75 - 2.35       (7.78) - (6.29)
                                2010      8.38         0.75 - 2.35         13.41 - 15.23
                                2009      3.27         0.75 - 2.35         31.61 - 33.73

  MIST ClearBridge Aggressive   2013      0.43         1.30 - 2.20         25.98 - 27.12
     Growth II Sub-Account      2012      0.18         1.30 - 2.20         19.84 - 20.93
     (Commenced 5/3/2010)       2011      1.56         1.30 - 1.95       (9.33) - (8.74)
                                2010        --         1.30 - 2.05           3.41 - 3.94

  MIST ClearBridge Aggressive   2013      0.25         0.75 - 2.35         42.22 - 44.51
     Growth Sub-Account         2012      0.04         0.75 - 2.35         15.74 - 17.62
                                2011      0.01         0.75 - 2.35         (3.63) - 2.12
                                2010      0.01         1.30 - 2.35         20.92 - 22.32
                                2009      0.02         1.30 - 2.35         29.87 - 31.60

  MIST Goldman Sachs Mid Cap    2013      0.90         1.30 - 2.35         29.57 - 30.94
     Value Sub-Account          2012      0.60         1.30 - 2.35         15.36 - 16.58
                                2011      0.50         1.30 - 2.35       (8.46) - (7.50)
                                2010      1.02         1.30 - 2.35         21.35 - 22.63
                                2009      1.23         1.30 - 2.35         29.24 - 30.59

  MIST Harris Oakmark           2013      2.48         1.30 - 2.35         27.46 - 28.80
     International Sub-Account  2012      1.64         1.30 - 2.35         26.24 - 27.58
                                2011        --         1.30 - 2.35     (16.24) - (15.36)
                                2010      1.96         1.30 - 2.35         13.71 - 14.91
                                2009      8.00         1.30 - 2.35         51.46 - 53.06

  MIST Invesco Balanced-Risk    2013        --         0.75 - 2.20         (0.36) - 1.10
     Allocation Sub-Account     2012      0.57         0.75 - 2.20           3.13 - 4.14
     (Commenced 4/30/2012)

  MIST Invesco Comstock         2013      1.08         0.75 - 2.35         32.25 - 34.38
     Sub-Account                2012      1.29         0.75 - 2.35         15.67 - 17.54
                                2011      1.12         0.75 - 2.35       (3.76) - (2.22)
                                2010      1.50         0.75 - 2.35         12.19 - 14.00
                                2009      2.32         0.75 - 2.35         23.63 - 25.61

  MIST Invesco Mid Cap Value    2013      0.77         0.75 - 2.20         27.47 - 29.52
     Sub-Account                2012      0.47         0.75 - 2.20         12.19 - 14.02
                                2011      0.57         0.75 - 2.15       (5.75) - (4.28)
                                2010      0.64         0.75 - 2.05         22.98 - 24.78
                                2009      2.21         0.75 - 2.05         23.96 - 25.79

  MIST Invesco Small Cap        2013      0.24         1.30 - 2.35         36.92 - 38.58
     Growth Sub-Account         2012        --         1.30 - 2.35         15.47 - 16.85
                                2011        --         1.30 - 2.35       (3.37) - (2.22)
                                2010        --         1.30 - 2.35         23.26 - 24.72
                                2009        --         1.30 - 2.35         30.70 - 32.33



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31
                                      --------------------------------------------
                                                      UNIT VALUE
                                                       LOWEST TO          NET
                                          UNITS       HIGHEST ($)     ASSETS ($)
                                      ------------  ---------------  -------------
  MIST JPMorgan Core Bond       2013     1,182,573    10.18 - 10.75     12,506,234
     Sub-Account                2012     1,511,689    10.74 - 11.23     16,737,665
                                2011     1,642,766    10.47 - 10.84     17,623,360
                                2010     1,767,528    10.12 - 10.38     18,209,023
                                2009     1,763,742      9.76 - 9.92     17,394,037

  MIST JPMorgan Global Active   2013     9,103,629      1.13 - 1.16     10,517,817
     Allocation Sub-Account     2012     7,003,217      1.04 - 1.05      7,371,189
     (Commenced 4/30/2012)

  MIST JPMorgan Small Cap       2013       471,677    18.55 - 20.49      9,530,735
     Value Sub-Account          2012       515,860    14.22 - 15.53      7,917,855
                                2011       530,589    12.57 - 13.57      7,126,054
                                2010       396,464    14.29 - 15.25      5,987,971
                                2009       296,874    12.21 - 12.89      3,801,580

  MIST Loomis Sayles Global     2013       919,133    15.69 - 17.00     15,197,549
     Markets Sub-Account        2012     1,042,691    13.71 - 14.71     14,977,462
                                2011       962,736    12.01 - 12.74     12,022,681
                                2010     1,177,416    12.48 - 13.10     15,232,698
                                2009       899,578    10.47 - 10.88      9,662,261

  MIST Lord Abbett Bond         2013     8,075,015    22.88 - 31.79    236,290,033
     Debenture Sub-Account      2012     9,203,760    19.43 - 29.66    252,466,645
                                2011    10,339,658    19.01 - 26.46    254,363,555
                                2010    11,836,616    16.94 - 25.52    281,708,830
                                2009    13,193,447    15.20 - 22.76    280,934,170

  MIST Met/Eaton Vance          2013       442,672    10.76 - 11.18      4,880,212
     Floating Rate Sub-Account  2012       317,752    10.61 - 10.91      3,433,894
     (Commenced 5/3/2010)       2011       213,777    10.15 - 10.30      2,191,750
                                2010        80,368    10.17 - 10.23        819,953

  MIST Met/Franklin Low         2013     2,753,599     9.82 - 10.21     27,817,040
     Duration Total Return      2012     1,766,562     9.92 - 10.16     17,845,860
     Sub-Account                2011     1,106,536      9.72 - 9.81     10,825,502
     (Commenced 5/2/2011)

  MIST Met/Templeton            2013       406,707    13.21 - 13.88      5,578,711
     International Bond         2012       400,203    13.32 - 13.84      5,481,320
     Sub-Account                2011       352,964    11.86 - 12.20      4,276,366
     (Commenced 5/4/2009)       2010       169,000    12.12 - 12.33      2,069,263
                                2009        18,597    10.88 - 10.90        202,561

  MIST MetLife Aggressive       2013    13,877,565    13.36 - 16.82    217,076,586
     Strategy Sub-Account       2012    14,537,359    10.46 - 13.09    178,338,412
                                2011    15,775,326     9.09 - 11.30    168,280,842
                                2010    17,260,094     9.78 - 12.08    198,100,052
                                2009    18,139,859     8.52 - 10.45    181,304,081

  MIST MetLife Balanced Plus    2013     9,766,619    11.55 - 12.01    116,669,137
     Sub-Account                2012     7,650,490    10.33 - 10.58     80,785,959
     (Commenced 1/3/2012)



                                                FOR THE YEAR ENDED DECEMBER 31
                                      --------------------------------------------------
                                      INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                         INCOME          LOWEST TO          LOWEST TO
                                        RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                      -------------  ----------------  -----------------
  MIST JPMorgan Core Bond       2013      0.28         1.30 - 2.25       (4.95) - (4.05)
     Sub-Account                2012      2.52         1.30 - 2.25           2.57 - 3.55
                                2011      2.22         1.30 - 2.25           3.44 - 4.42
                                2010      1.91         1.30 - 2.25           3.74 - 4.73
                                2009        --         1.30 - 2.25          9.63 - 10.67

  MIST JPMorgan Global Active   2013      0.09         0.75 - 2.20          8.57 - 10.16
     Allocation Sub-Account     2012      0.64         0.75 - 2.20           3.12 - 4.13
     (Commenced 4/30/2012)

  MIST JPMorgan Small Cap       2013      0.49         0.75 - 1.90         30.40 - 31.91
     Value Sub-Account          2012      0.64         0.75 - 1.90         13.18 - 14.49
                                2011      1.47         0.75 - 1.90     (12.05) - (11.03)
                                2010      0.69         0.75 - 1.90         17.01 - 18.35
                                2009      0.66         0.75 - 1.90         26.34 - 27.81

  MIST Loomis Sayles Global     2013      2.37         1.30 - 2.35         14.41 - 15.62
     Markets Sub-Account        2012      2.34         1.30 - 2.35         14.20 - 15.41
                                2011      2.49         1.30 - 2.35       (3.77) - (2.75)
                                2010      3.24         1.30 - 2.35         19.18 - 20.43
                                2009      2.06         1.30 - 2.35         37.54 - 39.00

  MIST Lord Abbett Bond         2013      6.79         0.75 - 2.35           5.47 - 7.25
     Debenture Sub-Account      2012      7.24         0.75 - 2.35         10.31 - 12.23
                                2011      6.07         0.75 - 2.35           2.04 - 3.94
                                2010      6.32         0.75 - 2.35         10.34 - 12.22
                                2009      7.43         0.75 - 2.35         33.60 - 35.96

  MIST Met/Eaton Vance          2013      3.46         1.30 - 2.35           1.42 - 2.50
     Floating Rate Sub-Account  2012      3.04         1.30 - 2.35           4.83 - 5.94
     (Commenced 5/3/2010)       2011      2.21         1.30 - 2.20         (0.16) - 0.69
                                2010        --         1.30 - 2.15           1.71 - 2.30

  MIST Met/Franklin Low         2013      1.37         0.75 - 2.20         (1.04) - 0.40
     Duration Total Return      2012      1.86         0.75 - 2.20           2.11 - 3.61
     Sub-Account                2011        --         0.75 - 2.05       (2.63) - (1.79)
     (Commenced 5/2/2011)

  MIST Met/Templeton            2013      1.99         0.75 - 1.80         (0.77) - 0.28
     International Bond         2012      9.65         0.75 - 1.80         12.24 - 13.43
     Sub-Account                2011      6.06         0.75 - 1.80       (2.10) - (1.07)
     (Commenced 5/4/2009)       2010      0.37         0.75 - 1.80          4.20 - 12.08
                                2009        --         1.30 - 1.60           8.80 - 9.00

  MIST MetLife Aggressive       2013      0.76         0.75 - 2.35         26.50 - 28.54
     Strategy Sub-Account       2012      0.64         0.75 - 2.35         14.02 - 15.87
                                2011      1.12         0.75 - 2.35       (7.96) - (6.47)
                                2010      1.21         0.75 - 2.35         13.80 - 15.63
                                2009        --         0.75 - 2.35         29.56 - 31.65

  MIST MetLife Balanced Plus    2013      1.17         0.75 - 2.20         11.87 - 13.51
     Sub-Account                2012        --         0.75 - 2.20          4.08 - 12.26
     (Commenced 1/3/2012)



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                      AS OF DECEMBER 31
                                        ---------------------------------------------
                                                        UNIT VALUE
                                                         LOWEST TO           NET
                                            UNITS       HIGHEST ($)      ASSETS ($)
                                        ------------  ---------------  --------------
  MIST MetLife Balanced           2013   182,679,654    13.16 - 16.24   2,838,828,931
     Strategy Sub-Account         2012   197,011,812    11.18 - 13.70   2,594,213,239
                                  2011   207,920,698     9.95 - 12.12   2,431,515,757
                                  2010   193,332,452    10.27 - 12.42   2,318,147,547
                                  2009   174,627,957     9.17 - 11.02   1,859,813,329

  MIST MetLife Defensive          2013    28,026,038    13.08 - 15.15     399,075,584
     Strategy Sub-Account         2012    33,742,779    12.28 - 13.99     446,509,240
                                  2011    33,539,911    11.33 - 12.71     405,417,433
                                  2010    31,892,038    11.40 - 12.58     383,256,299
                                  2009    28,585,107    10.52 - 11.43     313,812,189

  MIST MetLife Growth             2013   122,185,355    13.32 - 16.84   1,930,454,961
     Strategy Sub-Account         2012   118,697,237    10.73 - 13.48   1,506,611,565
                                  2011   127,969,483     9.40 - 11.73   1,424,650,304
                                  2010   137,947,035     9.92 - 12.30   1,619,862,396
                                  2009   146,128,352     8.71 - 10.73   1,507,800,031

  MIST MetLife Moderate           2013    66,480,660    13.70 - 15.86   1,005,233,857
     Strategy Sub-Account         2012    71,904,099    12.27 - 13.99     962,702,252
                                  2011    74,398,177    11.18 - 12.54     896,942,380
                                  2010    69,016,105    11.46 - 12.65     840,358,813
                                  2009    61,993,623    10.44 - 11.34     677,808,153

  MIST MetLife Multi-Index        2013       323,641     1.12 - 11.22         377,861
     Targeted Risk Sub-Account
     (Commenced 11/12/2012 and
     began transactions in 2013)

  MIST MFS Emerging Markets       2013     5,244,853    10.29 - 19.86      59,292,583
     Equity Sub-Account           2012     4,605,777    11.09 - 21.16      56,184,457
                                  2011     5,082,239     9.55 - 18.02      52,679,213
                                  2010     5,557,697    12.03 - 22.40      71,913,866
                                  2009     5,035,625     9.96 - 18.32      53,586,138

  MIST MFS Research               2013     7,613,604    15.55 - 26.30     141,100,546
     International Sub-Account    2012     8,474,288    13.34 - 22.18     133,415,326
                                  2011     9,028,217    11.69 - 19.12     123,865,118
                                  2010     9,354,056    13.39 - 21.53     146,069,481
                                  2009     9,683,890    12.29 - 19.45     138,034,495

  MIST Morgan Stanley Mid Cap     2013     3,870,199    17.65 - 20.86      76,130,580
     Growth Sub-Account           2012     4,428,112    12.94 - 15.10      63,342,932
                                  2011     4,659,921    12.07 - 13.90      61,573,810
                                  2010     4,818,910    13.21 - 15.02      68,961,080
                                  2009     4,839,057    10.20 - 11.44      52,932,593

  MIST Oppenheimer Global         2013     2,701,413     1.16 - 28.20      51,152,278
     Equity Sub-Account           2012     1,019,300    18.36 - 22.35      21,942,397
                                  2011     1,147,037    15.67 - 18.58      20,591,996
                                  2010     1,132,139    17.43 - 20.44      22,327,452
                                  2009     1,009,176    15.33 - 17.77      17,331,575



                                                  FOR THE YEAR ENDED DECEMBER 31
                                        --------------------------------------------------
                                        INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                           INCOME          LOWEST TO          LOWEST TO
                                          RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                        -------------  ----------------  -----------------
  MIST MetLife Balanced           2013      2.01         0.75 - 2.35         16.65 - 18.53
     Strategy Sub-Account         2012      2.12         0.75 - 2.35         11.27 - 13.08
                                  2011      1.56         0.75 - 2.35       (3.98) - (2.44)
                                  2010      2.08         0.75 - 2.35         10.96 - 12.74
                                  2009        --         0.75 - 2.35         25.35 - 27.39

  MIST MetLife Defensive          2013      3.02         0.75 - 2.35           6.55 - 8.26
     Strategy Sub-Account         2012      2.80         0.75 - 2.35          8.32 - 10.08
                                  2011      2.22         0.75 - 2.35         (0.59) - 1.02
                                  2010      3.15         0.75 - 2.35          8.32 - 10.07
                                  2009      2.86         0.75 - 2.35         20.05 - 22.00

  MIST MetLife Growth             2013      1.42         0.75 - 2.35         22.99 - 24.97
     Strategy Sub-Account         2012      1.65         0.75 - 2.35         13.02 - 14.85
                                  2011      1.54         0.75 - 2.35       (6.10) - (4.59)
                                  2010      1.72         0.75 - 2.35         12.81 - 14.62
                                  2009        --         0.75 - 2.35         27.08 - 29.13

  MIST MetLife Moderate           2013      2.37         0.75 - 2.35         11.57 - 13.37
     Strategy Sub-Account         2012      2.63         0.75 - 2.35          9.77 - 11.55
                                  2011      1.80         0.75 - 2.35       (2.43) - (0.86)
                                  2010      2.53         0.75 - 2.35          9.79 - 11.55
                                  2009      3.26         0.75 - 2.35         23.16 - 25.14

  MIST MetLife Multi-Index        2013      0.40         0.75 - 1.95          4.18 - 12.10
     Targeted Risk Sub-Account
     (Commenced 11/12/2012 and
     began transactions in 2013)

  MIST MFS Emerging Markets       2013      1.08         0.75 - 2.35       (7.19) - (5.69)
     Equity Sub-Account           2012      0.76         0.75 - 2.35         16.12 - 18.00
                                  2011      1.48         0.75 - 2.35     (20.59) - (19.31)
                                  2010      1.00         0.75 - 2.35         20.79 - 22.72
                                  2009      1.59         0.75 - 2.35         65.01 - 67.70

  MIST MFS Research               2013      2.60         0.75 - 2.35         16.49 - 18.57
     International Sub-Account    2012      1.96         0.75 - 2.35         13.98 - 15.98
                                  2011      1.94         0.75 - 2.35     (12.79) - (11.19)
                                  2010      1.75         0.75 - 2.35          8.83 - 10.71
                                  2009      3.20         0.75 - 2.35         28.50 - 30.81

  MIST Morgan Stanley Mid Cap     2013      0.65         0.75 - 1.90         36.41 - 38.12
     Growth Sub-Account           2012        --         0.75 - 1.90           7.21 - 8.62
                                  2011      0.61         0.75 - 1.90       (8.67) - (7.45)
                                  2010      0.03         0.75 - 1.90         29.60 - 31.28
                                  2009        --         0.75 - 1.90         54.31 - 56.49

  MIST Oppenheimer Global         2013      1.02         0.75 - 1.90         15.71 - 26.16
     Equity Sub-Account           2012      1.40         0.75 - 1.90         18.88 - 20.27
                                  2011      1.75         0.75 - 1.90      (10.12) - (9.09)
                                  2010      1.31         0.75 - 1.90         13.75 - 15.06
                                  2009      2.19         0.75 - 1.90         37.17 - 38.75



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                           UNITS       HIGHEST ($)      ASSETS ($)
                                       ------------  ---------------  --------------
  MIST PIMCO Inflation           2013     7,016,914    13.13 - 15.58     102,943,846
     Protected Bond Sub-Account  2012     7,448,982    14.82 - 17.30     121,500,435
                                 2011     7,526,508    13.90 - 15.97     113,654,208
                                 2010     7,113,170    12.81 - 14.48      97,212,565
                                 2009     6,189,735    12.17 - 13.54      79,015,035

  MIST PIMCO Total Return        2013    28,505,547    15.63 - 19.26     508,804,270
     Sub-Account                 2012    31,210,077    16.29 - 19.76     572,578,074
                                 2011    32,853,798    15.25 - 18.19     558,129,340
                                 2010    30,861,530    15.12 - 17.74     512,523,271
                                 2009    29,925,971    14.30 - 16.50     463,386,876

  MIST Pioneer Fund              2013     4,579,355    14.50 - 28.98      99,844,002
     Sub-Account                 2012     5,289,087    11.05 - 21.94      87,399,431
                                 2011     5,949,995    10.14 - 19.99      88,342,563
                                 2010     6,459,343    10.77 - 21.10     100,019,549
                                 2009     7,155,477     9.40 - 18.29      95,301,242

  MIST Pioneer Strategic         2013       754,973    13.33 - 32.36      16,641,496
     Income Sub-Account          2012       624,096    13.43 - 32.11      14,636,515
                                 2011       610,107    12.32 - 28.98      12,748,172
                                 2010       420,179    12.19 - 28.18       9,868,843
                                 2009       243,858    21.60 - 25.31       5,986,626

  MIST Pyramis Government        2013       438,370    10.11 - 10.48       4,570,971
     Income Sub-Account          2012       544,311    10.81 - 11.06       5,996,997
     (Commenced 1/3/2012)

  MIST Pyramis Managed Risk      2013       331,304    10.69 - 10.80       3,558,035
     Sub-Account
     (Commenced 4/29/2013)

  MIST Schroders Global          2013     8,352,078      1.14 - 1.17       9,704,669
     Multi-Asset Sub-Account     2012     5,045,943      1.06 - 1.07       5,397,219
     (Commenced 4/30/2012)

  MIST SSgA Growth and Income    2013    11,486,433    13.50 - 15.22     168,487,815
     ETF Sub-Account             2012    12,363,629    12.22 - 13.58     162,452,437
                                 2011    12,724,330    11.07 - 12.13     149,799,689
                                 2010    10,621,952    11.20 - 12.09     124,729,784
                                 2009     7,874,421    10.20 - 10.85      83,204,629

  MIST SSgA Growth ETF           2013     4,117,987    13.44 - 15.14      58,808,947
     Sub-Account                 2012     4,134,490    11.63 - 12.92      50,750,185
                                 2011     4,414,150    10.44 - 11.32      47,811,625
                                 2010     4,136,142    10.88 - 11.65      46,397,024
                                 2009     3,535,741     9.77 - 10.28      35,260,685

  MIST T. Rowe Price Large Cap   2013     9,112,590    22.13 - 83.67     661,694,916
     Value Sub-Account           2012    10,675,620    16.64 - 62.93     586,755,456
                                 2011    12,522,601    14.19 - 53.66     590,684,856
                                 2010    14,134,367    14.87 - 56.24     702,128,967
                                 2009    15,593,590    12.78 - 48.34     669,088,087



                                                FOR THE YEAR ENDED DECEMBER 31
                                       -------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                          INCOME          LOWEST TO         LOWEST TO
                                         RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                       -------------  ----------------  ----------------
  MIST PIMCO Inflation           2013      2.16         0.75 - 2.35     (11.38) - (9.95)
     Protected Bond Sub-Account  2012      3.02         0.75 - 2.35          6.58 - 8.31
                                 2011      1.61         0.75 - 2.35         8.56 - 10.31
                                 2010      2.31         0.75 - 2.35          5.26 - 6.96
                                 2009      3.36         0.75 - 2.35         9.41 - 16.53

  MIST PIMCO Total Return        2013      4.27         0.75 - 2.35      (4.19) - (2.55)
     Sub-Account                 2012      3.17         0.75 - 2.35          6.72 - 8.63
                                 2011      2.67         0.75 - 2.35          0.78 - 2.55
                                 2010      3.54         0.75 - 2.35          5.65 - 7.50
                                 2009      6.88         0.75 - 2.35        15.29 - 17.39

  MIST Pioneer Fund              2013      3.25         0.75 - 2.20        29.83 - 32.08
     Sub-Account                 2012      1.52         0.75 - 1.95          8.23 - 9.76
                                 2011      1.23         0.75 - 1.95      (6.70) - (5.26)
                                 2010      0.90         0.75 - 2.20        13.41 - 15.35
                                 2009      0.10         0.75 - 2.05        21.55 - 27.31

  MIST Pioneer Strategic         2013      4.55         0.75 - 2.20        (0.80) - 0.79
     Income Sub-Account          2012      4.74         0.75 - 2.20         9.02 - 10.79
                                 2011      4.46         0.75 - 2.20          1.22 - 2.86
                                 2010      4.43         0.75 - 2.15         4.78 - 11.34
                                 2009      4.86         0.75 - 1.90        30.59 - 32.09

  MIST Pyramis Government        2013      1.54         0.75 - 2.10      (6.50) - (5.23)
     Income Sub-Account          2012      0.01         0.75 - 2.10          1.07 - 2.37
     (Commenced 1/3/2012)

  MIST Pyramis Managed Risk      2013      1.43         0.75 - 2.20          4.69 - 5.72
     Sub-Account
     (Commenced 4/29/2013)

  MIST Schroders Global          2013      0.01         0.75 - 2.20          7.72 - 9.29
     Multi-Asset Sub-Account     2012      1.42         0.75 - 2.00          5.25 - 6.14
     (Commenced 4/30/2012)

  MIST SSgA Growth and Income    2013      2.51         0.75 - 2.20        10.47 - 12.09
     ETF Sub-Account             2012      2.36         0.75 - 2.20        10.38 - 12.00
                                 2011      1.68         0.75 - 2.20        (1.13) - 0.31
                                 2010      1.27         0.75 - 2.20         9.80 - 11.40
                                 2009      1.93         0.75 - 2.20        22.17 - 24.32

  MIST SSgA Growth ETF           2013      2.05         0.75 - 2.20        15.50 - 17.19
     Sub-Account                 2012      1.95         0.75 - 2.20        12.52 - 14.17
                                 2011      1.58         0.75 - 2.05      (4.12) - (2.86)
                                 2010      1.51         0.75 - 2.05        11.84 - 13.30
                                 2009      1.73         0.75 - 1.95        26.60 - 28.99

  MIST T. Rowe Price Large Cap   2013      1.63         0.75 - 2.35        30.67 - 32.96
     Value Sub-Account           2012      1.56         0.75 - 2.35        15.22 - 17.27
                                 2011      0.75         0.75 - 2.35      (6.24) - (4.58)
                                 2010      1.14         0.75 - 2.35        14.30 - 16.33
                                 2009      2.37         0.75 - 2.35        15.64 - 17.67



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                   AS OF DECEMBER 31
                                     --------------------------------------------
                                                     UNIT VALUE
                                                      LOWEST TO          NET
                                         UNITS       HIGHEST ($)     ASSETS ($)
                                     ------------  ---------------  -------------
  MIST T. Rowe Price Mid Cap   2013     5,748,937    13.81 - 16.36     86,470,627
     Growth Sub-Account        2012     6,292,266    10.34 - 12.08     70,400,134
                               2011     6,972,220     9.30 - 10.72     69,666,727
                               2010     8,396,880     9.67 - 10.99     86,739,534
                               2009     9,444,336      7.75 - 8.68     77,636,322

  MIST Third Avenue Small Cap  2013     2,514,889    21.87 - 27.37     59,255,307
     Value Sub-Account         2012     2,744,669    16.91 - 20.89     49,647,860
                               2011     3,218,372    14.67 - 17.92     50,131,398
                               2010     3,834,160    16.49 - 19.90     66,822,076
                               2009     3,942,016    14.06 - 16.80     58,216,200

  MSF Baillie Gifford          2013     1,512,891     9.52 - 16.46     19,482,882
     International Stock       2012       407,507     8.38 - 14.42      5,455,286
     Sub-Account               2011       430,001     7.11 - 12.18      4,882,027
                               2010       457,537     9.00 - 15.39      6,585,095
                               2009       483,148     8.51 - 14.52      6,592,339

  MSF Barclays Aggregate Bond  2013       216,740     1.71 - 17.79      3,330,462
     Index Sub-Account         2012       192,855    14.98 - 17.02      3,109,297
     (Commenced 5/4/2009)      2011       175,717    14.79 - 16.65      2,752,709
                               2010       133,054    14.11 - 15.74      1,975,112
                               2009       100,819    13.65 - 15.09      1,430,073

  MSF BlackRock Bond Income    2013     1,437,795    49.17 - 69.72     93,928,276
     Sub-Account               2012     1,413,863    50.63 - 70.96     93,742,723
                               2011     1,437,066    48.10 - 66.65     89,516,238
                               2010     1,330,597    46.11 - 63.17     78,335,454
                               2009     1,093,871    43.49 - 58.89     59,758,262

  MSF BlackRock Capital        2013     2,475,614     1.80 - 49.93     11,748,732
     Appreciation Sub-Account  2012     2,764,842     1.36 - 37.48      9,869,170
     (Commenced 5/4/2009)      2011     3,186,827     1.20 - 33.02      9,935,283
                               2010     3,626,675     1.34 - 36.53     10,802,846
                               2009     4,337,851     1.14 - 30.72      9,259,728

  MSF BlackRock Money Market   2013     9,792,353     9.13 - 11.03     97,827,704
     Sub-Account               2012    11,671,729     9.33 - 11.11    118,277,869
                               2011    12,722,462     9.55 - 11.20    130,635,278
                               2010    12,146,399     9.77 - 11.28    126,563,583
                               2009    16,896,220     9.99 - 11.37    178,892,462

  MSF Davis Venture Value      2013    11,167,683    16.00 - 52.46    231,721,832
     Sub-Account               2012    12,607,989    12.26 - 39.59    199,635,905
                               2011    14,326,344    11.12 - 35.39    203,251,430
                               2010    16,224,420    11.87 - 37.21    239,139,043
                               2009    17,270,503    10.86 - 33.53    226,832,922

  MSF Frontier Mid Cap         2013       595,060    16.33 - 18.08     10,360,655
     Growth Sub-Account
     (Commenced 4/29/2013)



                                               FOR THE YEAR ENDED DECEMBER 31
                                     --------------------------------------------------
                                     INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                        INCOME          LOWEST TO          LOWEST TO
                                       RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                     -------------  ----------------  -----------------
  MIST T. Rowe Price Mid Cap   2013      0.23         0.85 - 2.35         33.41 - 35.42
     Growth Sub-Account        2012        --         0.85 - 2.35         11.03 - 12.72
                               2011        --         0.85 - 2.35       (3.93) - (2.48)
                               2010        --         0.85 - 2.35         24.72 - 26.60
                               2009        --         0.85 - 2.35         42.11 - 44.24

  MIST Third Avenue Small Cap  2013      0.96         1.30 - 2.35         29.37 - 30.97
     Value Sub-Account         2012        --         1.30 - 2.35         15.23 - 16.62
                               2011      1.12         1.30 - 2.35      (11.09) - (9.96)
                               2010      1.22         1.30 - 2.35         17.11 - 18.47
                               2009      1.17         1.30 - 2.35         23.51 - 25.05

  MSF Baillie Gifford          2013      0.52         0.85 - 2.35          9.60 - 14.16
     International Stock       2012      1.11         0.85 - 1.90         17.11 - 18.35
     Sub-Account               2011      1.58         0.85 - 1.90     (21.63) - (20.81)
                               2010      1.39         0.85 - 1.90           4.85 - 5.96
                               2009      0.39         0.85 - 1.90         19.59 - 20.86

  MSF Barclays Aggregate Bond  2013      3.04         0.75 - 2.20       (4.69) - (3.74)
     Index Sub-Account         2012      3.51         1.30 - 2.20           1.32 - 2.24
     (Commenced 5/4/2009)      2011      3.07         1.30 - 2.20           4.83 - 5.77
                               2010      3.58         1.30 - 2.20           3.35 - 4.29
                               2009        --         1.30 - 2.20           2.24 - 2.86

  MSF BlackRock Bond Income    2013      3.75         0.75 - 1.90       (2.87) - (1.75)
     Sub-Account               2012      2.52         0.75 - 1.90           5.25 - 6.48
                               2011      3.71         0.75 - 1.90           4.31 - 5.51
                               2010      3.57         0.75 - 1.90           6.04 - 7.26
                               2009      6.04         0.75 - 1.90           7.13 - 8.37

  MSF BlackRock Capital        2013      0.84         0.75 - 1.90         31.69 - 33.22
     Appreciation Sub-Account  2012      0.32         0.75 - 1.90         12.21 - 13.51
     (Commenced 5/4/2009)      2011      0.19         0.75 - 1.80      (10.57) - (9.63)
                               2010      0.23         0.75 - 1.80         17.68 - 18.93
                               2009        --         0.75 - 1.80         29.20 - 30.09

  MSF BlackRock Money Market   2013        --         0.75 - 2.35       (2.32) - (0.75)
     Sub-Account               2012        --         0.75 - 2.35       (2.34) - (0.75)
                               2011        --         0.75 - 2.35       (2.32) - (0.74)
                               2010        --         0.75 - 2.35       (2.32) - (0.75)
                               2009      0.29         0.75 - 2.35       (2.07) - (0.43)

  MSF Davis Venture Value      2013      1.27         0.75 - 2.35         30.43 - 32.53
     Sub-Account               2012      0.71         0.75 - 2.35         10.07 - 11.86
                               2011      1.03         0.75 - 2.35       (6.40) - (4.89)
                               2010      0.90         0.75 - 2.35          9.22 - 10.98
                               2009      1.38         0.75 - 2.35         28.77 - 30.84

  MSF Frontier Mid Cap         2013        --         1.30 - 2.35         19.21 - 20.07
     Growth Sub-Account
     (Commenced 4/29/2013)



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                      AS OF DECEMBER 31
                                        ---------------------------------------------
                                                         UNIT VALUE
                                                          LOWEST TO          NET
                                            UNITS        HIGHEST ($)     ASSETS ($)
                                        ------------  ---------------  --------------
  MSF Jennison Growth             2013    10,101,961     7.84 - 22.67     148,420,105
     Sub-Account                  2012    11,335,513     5.81 - 16.72     123,848,829
                                  2011     4,345,644     5.10 - 14.60      49,789,424
                                  2010     4,903,257     5.16 - 14.69      56,877,740
                                  2009     5,323,714     4.70 - 13.31      56,317,673

  MSF Loomis Sayles Small Cap     2013     1,040,645    16.30 - 18.86      18,599,238
     Growth Sub-Account           2012     1,207,677    11.19 - 12.80      14,713,432
                                  2011     1,364,085    10.29 - 11.63      15,165,191
                                  2010     1,509,481    10.21 - 11.41      16,497,569
                                  2009     1,686,737      7.92 - 8.75      14,181,458

  MSF Met/Artisan Mid Cap         2013     2,247,174    19.41 - 21.81      46,665,594
     Value Sub-Account            2012     2,399,851    14.54 - 16.18      37,104,282
                                  2011     2,732,053    13.33 - 14.69      38,493,096
                                  2010     3,104,102    12.80 - 13.98      41,776,284
                                  2009     3,600,989    11.41 - 12.34      42,984,311

  MSF Met/Dimensional             2013       180,142    19.99 - 21.54       3,758,039
     International Small Company  2012       132,829    16.05 - 17.01       2,209,316
     Sub-Account                  2011       165,015    13.88 - 14.54       2,355,244
                                  2010       128,511    16.95 - 17.49       2,210,341
                                  2009        83,514    14.14 - 14.37       1,187,763

  MSF MetLife Mid Cap Stock       2013       181,460    22.01 - 25.37       4,308,813
     Index Sub-Account            2012       157,701    17.30 - 19.36       2,885,826
     (Commenced 5/4/2009)         2011       128,329    15.08 - 16.72       2,022,706
                                  2010        59,087    15.77 - 17.33         972,206
                                  2009        39,029    12.80 - 13.94         521,712

  MSF MetLife Stock Index         2013     2,514,826    13.47 - 17.86      42,940,270
     Sub-Account                  2012     2,675,025    10.35 - 13.74      35,257,651
                                  2011     2,855,765     9.06 - 12.06      33,187,748
                                  2010     2,900,545     9.03 - 12.02      33,773,010
                                  2009     3,098,322     7.97 - 10.64      32,030,625

  MSF MFS Total Return            2013     2,545,086    15.78 - 68.40     106,290,336
     Sub-Account                  2012     2,882,861    13.54 - 58.06     101,343,003
                                  2011     3,108,333    12.38 - 52.56      97,826,866
                                  2010     3,364,172    12.34 - 51.83     100,678,402
                                  2009     3,547,041    11.44 - 47.56      91,620,811

  MSF MFS Value Sub-Account       2013     8,446,113    12.05 - 24.41     199,810,139
                                  2012     2,908,311    15.39 - 18.17      51,556,774
                                  2011     2,696,793    13.48 - 15.74      41,535,628
                                  2010     1,862,563    13.65 - 15.76      28,735,680
                                  2009       962,018    12.52 - 14.28      13,534,623

  MSF MSCI EAFE Index             2013       133,676    13.53 - 15.39       1,975,130
     Sub-Account                  2012       115,412    11.38 - 12.84       1,428,217
     (Commenced 5/4/2009)         2011        69,134     9.86 - 11.03         732,359
                                  2010        52,435    11.54 - 12.79         639,986
                                  2009        40,712    10.94 - 12.03         467,108



                                                  FOR THE YEAR ENDED DECEMBER 31
                                        --------------------------------------------------
                                        INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                           INCOME          LOWEST TO          LOWEST TO
                                          RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                        -------------  ----------------  -----------------
  MSF Jennison Growth             2013      0.23         0.75 - 2.35         33.56 - 35.71
     Sub-Account                  2012      0.01         0.75 - 2.35        (3.90) - 14.69
                                  2011      0.06         0.75 - 2.35       (2.11) - (0.53)
                                  2010      0.41         0.75 - 2.35          8.74 - 10.49
                                  2009        --         0.75 - 2.35         36.32 - 38.52

  MSF Loomis Sayles Small Cap     2013        --         0.75 - 1.90         45.59 - 47.27
     Growth Sub-Account           2012        --         0.75 - 1.90          8.80 - 10.06
                                  2011        --         0.75 - 1.90           0.82 - 1.98
                                  2010        --         0.75 - 1.90         28.88 - 30.36
                                  2009        --         0.75 - 1.90         27.23 - 28.71

  MSF Met/Artisan Mid Cap         2013      0.76         1.30 - 2.35         33.34 - 34.75
     Value Sub-Account            2012      0.79         1.30 - 2.35          8.98 - 10.13
                                  2011      0.78         1.30 - 2.35           4.02 - 5.11
                                  2010      0.59         1.30 - 2.35         12.09 - 13.28
                                  2009      0.83         1.30 - 2.35         37.92 - 39.37

  MSF Met/Dimensional             2013      1.43         0.75 - 2.20         24.83 - 26.65
     International Small Company  2012      2.31         0.75 - 2.15         15.38 - 17.02
     Sub-Account                  2011      2.33         0.75 - 2.15     (18.07) - (16.88)
                                  2010      1.32         0.75 - 2.20         19.74 - 21.67
                                  2009        --         0.75 - 2.15         39.51 - 40.87

  MSF MetLife Mid Cap Stock       2013      0.93         1.30 - 2.35         29.67 - 31.04
     Index Sub-Account            2012      0.70         1.30 - 2.20         14.70 - 15.74
     (Commenced 5/4/2009)         2011      0.64         1.30 - 2.20       (4.36) - (3.50)
                                  2010      0.67         1.30 - 2.20         23.19 - 24.29
                                  2009        --         1.30 - 2.20         28.37 - 29.16

  MSF MetLife Stock Index         2013      1.66         1.30 - 2.20         28.83 - 30.18
     Sub-Account                  2012      1.58         1.30 - 2.20         12.90 - 14.14
                                  2011      1.49         1.30 - 2.20         (0.58) - 0.44
                                  2010      1.59         1.30 - 2.20         12.01 - 13.27
                                  2009      2.43         1.30 - 2.20         23.18 - 24.54

  MSF MFS Total Return            2013      2.42         0.75 - 1.90         16.47 - 17.81
     Sub-Account                  2012      2.67         0.75 - 1.90          9.20 - 10.47
                                  2011      2.55         0.75 - 1.90           0.24 - 1.40
                                  2010      2.81         0.75 - 1.90           7.73 - 8.98
                                  2009      3.89         0.75 - 1.90         16.08 - 17.42

  MSF MFS Value Sub-Account       2013      0.65         0.75 - 2.25         17.10 - 34.37
                                  2012      1.68         0.75 - 1.90         14.12 - 15.45
                                  2011      1.23         0.75 - 1.90       (1.25) - (0.11)
                                  2010      1.03         0.75 - 1.90          4.35 - 10.35
                                  2009        --         0.75 - 1.90         18.31 - 19.68

  MSF MSCI EAFE Index             2013      2.44         1.30 - 2.15         18.85 - 19.87
     Sub-Account                  2012      2.39         1.30 - 2.15         15.42 - 16.41
     (Commenced 5/4/2009)         2011      2.54         1.30 - 2.15     (14.50) - (13.78)
                                  2010      2.29         1.30 - 2.15           5.47 - 6.38
                                  2009        --         1.30 - 2.15         34.49 - 35.25



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                           UNITS       HIGHEST ($)      ASSETS ($)
                                       ------------  ---------------  --------------
  MSF Neuberger Berman           2013     2,231,279     1.26 - 27.36      51,389,551
     Genesis Sub-Account         2012        86,174    17.28 - 18.63       1,568,334
                                 2011        96,711    16.05 - 17.19       1,630,216
                                 2010       118,405    15.50 - 16.51       1,918,839
                                 2009       122,821    13.02 - 13.78       1,665,321

  MSF Russell 2000 Index         2013       205,392    22.86 - 26.21       5,051,812
     Sub-Account                 2012       120,336    16.92 - 19.22       2,196,528
     (Commenced 5/4/2009)        2011        93,349    14.92 - 16.80       1,492,191
                                 2010        53,368    16.04 - 17.79         896,513
                                 2009        35,011    12.95 - 13.77         470,933

  MSF T. Rowe Price Large Cap    2013     3,562,045     8.12 - 24.73      69,174,300
     Growth Sub-Account          2012     2,780,202    14.98 - 17.92      44,701,193
                                 2011     3,161,388    12.87 - 15.19      43,429,966
                                 2010     3,645,167    12.97 - 15.50      51,472,039
                                 2009     4,174,670    11.60 - 13.35      51,232,142

  MSF T. Rowe Price Small Cap    2013       429,823    27.09 - 33.51      12,760,475
     Growth Sub-Account          2012       487,872    19.15 - 23.38      10,185,329
                                 2011       554,041    16.84 - 20.29      10,132,259
                                 2010       606,868    16.92 - 20.11      11,089,062
                                 2009       642,589    12.81 - 15.04       8,843,239

  MSF Van Eck Global Natural     2013       268,347    16.38 - 17.66       4,673,270
     Resources Sub-Account       2012       313,419    15.12 - 16.07       4,971,114
     (Commenced 5/4/2009)        2011       286,505    15.07 - 15.78       4,471,552
                                 2010       117,778    18.63 - 19.08       2,219,740
                                 2009        26,708    14.71 - 14.80         394,811

  MSF Western Asset              2013       231,415    26.38 - 30.38       6,673,488
     Management Strategic Bond   2012       349,579    26.66 - 30.47      10,149,053
     Opportunities Sub-Account   2011       469,062    24.42 - 27.72      12,444,974
                                 2010       224,535    23.90 - 26.48       5,716,276
                                 2009       257,500    21.64 - 23.82       5,903,288

  MSF Western Asset              2013       448,156    15.36 - 18.26       7,630,915
     Management U.S. Government  2012       690,001    15.85 - 18.66      12,033,680
     Sub-Account                 2011       773,166    15.72 - 18.35      13,347,083
                                 2010       770,956    15.27 - 17.66      12,855,065
                                 2009       808,057    14.80 - 16.96      12,961,674

  PIMCO VIT High Yield           2013       360,577    18.91 - 20.77       7,251,876
     Sub-Account                 2012       431,112    18.22 - 19.90       8,310,003
                                 2011       440,506    16.25 - 17.64       7,552,704
                                 2010       775,054    16.03 - 17.30      13,052,532
                                 2009       785,381    14.27 - 15.31      11,727,258

  PIMCO VIT Low Duration         2013       616,336    14.26 - 15.59       9,300,726
     Sub-Account                 2012       761,796    14.56 - 15.82      11,694,147
                                 2011       803,010    14.02 - 15.14      11,835,685
                                 2010       881,366    14.13 - 15.17      13,029,268
                                 2009       866,665    13.68 - 14.60      12,366,617



                                                 FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                          INCOME          LOWEST TO          LOWEST TO
                                         RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       -------------  ----------------  -----------------
  MSF Neuberger Berman           2013      0.03         0.75 - 2.35         24.94 - 37.16
     Genesis Sub-Account         2012      0.13         1.30 - 1.90           7.68 - 8.33
                                 2011      0.59         1.30 - 1.90           3.53 - 4.15
                                 2010      0.31         1.30 - 1.90         19.06 - 19.78
                                 2009      0.81         1.30 - 1.90         10.71 - 11.37

  MSF Russell 2000 Index         2013      1.02         1.30 - 2.20         35.12 - 36.34
     Sub-Account                 2012      0.86         1.30 - 2.20         13.41 - 14.44
     (Commenced 5/4/2009)        2011      0.91         1.30 - 2.20       (6.40) - (5.56)
                                 2010      0.55         1.30 - 2.15         23.85 - 24.91
                                 2009        --         1.60 - 2.15         25.90 - 26.37

  MSF T. Rowe Price Large Cap    2013      0.10         0.85 - 2.35         26.10 - 37.98
     Growth Sub-Account          2012      0.02         0.85 - 1.90         16.43 - 17.96
                                 2011      0.02         0.85 - 1.90       (3.19) - (1.95)
                                 2010      0.11         0.85 - 1.90         14.55 - 16.06
                                 2009      0.39         0.85 - 1.90         40.34 - 42.23

  MSF T. Rowe Price Small Cap    2013      0.22         0.85 - 1.90         41.46 - 43.33
     Growth Sub-Account          2012        --         0.85 - 1.90         13.72 - 15.19
                                 2011        --         0.85 - 1.90         (0.46) - 0.91
                                 2010        --         0.85 - 1.90         32.14 - 33.76
                                 2009      0.18         0.85 - 1.90         36.02 - 37.79

  MSF Van Eck Global Natural     2013      0.63         0.75 - 2.20           8.34 - 9.93
     Resources Sub-Account       2012        --         0.75 - 2.20           0.33 - 1.81
     (Commenced 5/4/2009)        2011      1.07         0.75 - 2.20     (18.49) - (17.29)
                                 2010      0.27         0.75 - 1.85         17.26 - 27.36
                                 2009        --         1.30 - 1.85         35.32 - 35.82

  MSF Western Asset              2013      4.87         1.30 - 1.90       (1.07) - (0.31)
     Management Strategic Bond   2012      3.42         1.30 - 1.90           9.19 - 9.94
     Opportunities Sub-Account   2011      4.33         1.30 - 1.90           3.85 - 4.67
                                 2010      5.97         1.30 - 1.80         10.45 - 11.16
                                 2009      6.65         1.30 - 1.80         29.54 - 30.39

  MSF Western Asset              2013      2.12         1.30 - 2.20       (3.06) - (2.19)
     Management U.S. Government  2012      1.91         1.30 - 2.20           0.79 - 1.71
     Sub-Account                 2011      1.22         1.30 - 2.20           2.98 - 3.91
                                 2010      2.42         1.30 - 2.20           3.20 - 4.13
                                 2009      4.31         1.30 - 2.20           1.82 - 2.73

  PIMCO VIT High Yield           2013      5.46         1.30 - 1.90           3.74 - 4.37
     Sub-Account                 2012      5.78         1.30 - 1.90         12.14 - 12.81
                                 2011      6.66         1.30 - 1.90           1.40 - 2.01
                                 2010      7.26         1.30 - 1.90         12.31 - 12.99
                                 2009      8.66         1.30 - 1.90         37.63 - 38.45

  PIMCO VIT Low Duration         2013      1.48         1.30 - 1.90       (2.01) - (1.43)
     Sub-Account                 2012      1.91         1.30 - 1.90           3.85 - 4.48
                                 2011      1.67         1.30 - 1.90       (0.79) - (0.20)
                                 2010      1.62         1.30 - 1.90           3.31 - 3.93
                                 2009      3.54         1.30 - 1.90         11.19 - 11.85



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)



8.  FINANCIAL HIGHLIGHTS -- (CONCLUDED)


                                                    AS OF DECEMBER 31
                                      --------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO          NET
                                          UNITS        HIGHEST ($)     ASSETS ($)
                                      ------------  ---------------  -------------
  Putnam VT Equity Income       2013     1,082,521    22.81 - 25.79     27,161,854
     Sub-Account                2012     1,285,126    17.56 - 19.63     24,604,839
                                2011     1,542,735    15.00 - 16.57     25,013,816
                                2010     1,782,492    15.00 - 16.38     28,653,373
                                2009     2,012,929    13.58 - 14.66     29,027,593

  Putnam VT Multi-Cap Growth    2013       127,086    17.86 - 23.10      2,459,478
     Sub-Account                2012       152,212    13.33 - 17.16      2,195,814
     (Commenced 9/27/2010)      2011       176,234    11.62 - 14.89      2,195,254
                                2010       187,842    12.47 - 15.89      2,493,260

  Russell Aggressive Equity     2013        78,396    20.64 - 20.69      1,617,960
     Sub-Account                2012       104,956    14.95 - 14.99      1,569,025
                                2011       142,278    13.09 - 13.12      1,862,216
                                2010       184,010    13.85 - 13.89      2,549,525
                                2009       224,440    11.25 - 11.28      2,525,303

  Russell Core Bond             2013       360,963    19.00 - 19.07      6,859,528
     Sub-Account                2012       447,192    19.55 - 19.63      8,745,140
                                2011       550,331    18.30 - 18.37     10,072,015
                                2010       649,949    17.72 - 17.79     11,522,547
                                2009       741,772    16.34 - 16.40     12,121,192

  Russell Global Real Estate    2013        30,369    32.38 - 32.41        983,391
     Securities Sub-Account     2012        37,475    31.68 - 31.71      1,187,295
                                2011        41,404    25.19 - 25.21      1,042,972
                                2010        48,366    27.48 - 27.51      1,329,209
                                2009        62,444    22.67 - 22.69      1,415,749

  Russell Multi-Style Equity    2013       468,451    18.13 - 18.19      8,492,111
     Sub-Account                2012       604,659    13.83 - 13.88      8,363,015
                                2011       727,966    12.12 - 12.17      8,826,736
                                2010       915,101    12.49 - 12.53     11,428,855
                                2009     1,105,777    10.87 - 10.91     12,025,654

  Russell Non-U.S. Sub-Account  2013       196,111    17.89 - 17.96      3,509,294
                                2012       253,272    14.88 - 14.94      3,770,152
                                2011       291,607    12.60 - 12.64      3,674,337
                                2010       356,011    14.66 - 14.72      5,221,620
                                2009       428,978    13.35 - 13.40      5,726,361

                                                FOR THE YEAR ENDED DECEMBER 31
                                      -------------------------------------------------
                                      INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                         INCOME          LOWEST TO         LOWEST TO
                                        RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                      -------------  ----------------  ----------------
  Putnam VT Equity Income       2013      2.00         0.75 - 1.90        29.92 - 31.43
     Sub-Account                2012      2.31         0.75 - 1.90        17.05 - 18.41
                                2011      1.83         0.75 - 1.90          0.01 - 1.16
                                2010      1.96         0.75 - 1.90        10.49 - 11.77
                                2009      1.12         0.75 - 1.90        25.06 - 26.49

  Putnam VT Multi-Cap Growth    2013      0.72         1.30 - 1.90        33.87 - 34.85
     Sub-Account                2012      0.45         1.30 - 1.90        14.55 - 15.45
     (Commenced 9/27/2010)      2011      0.38         1.30 - 1.90      (6.87) - (6.20)
                                2010        --         1.30 - 1.90        15.42 - 15.69

  Russell Aggressive Equity     2013      0.42                1.40                38.06
     Sub-Account                2012      1.04                1.40                14.22
                                2011      0.49                1.40               (5.53)
                                2010      0.46                1.40        23.14 - 23.15
                                2009      0.53                1.40        29.56 - 29.58

  Russell Core Bond             2013      1.41                1.40               (2.82)
     Sub-Account                2012      2.32                1.40                 6.86
                                2011      3.15                1.40                 3.23
                                2010      3.81                1.40          8.49 - 8.50
                                2009      4.69                1.40        14.20 - 14.27

  Russell Global Real Estate    2013      4.06                1.40                 2.21
     Securities Sub-Account     2012      4.97                1.40                25.77
                                2011      2.29                1.40               (8.34)
                                2010      2.17                1.40        21.21 - 21.22
                                2009      4.69                1.40                27.15

  Russell Multi-Style Equity    2013      1.24                1.40                31.07
     Sub-Account                2012      1.14                1.40                14.07
                                2011      0.99                1.40               (2.92)
                                2010      0.92                1.40        14.83 - 14.85
                                2009      1.37                1.40        29.57 - 29.58

  Russell Non-U.S. Sub-Account  2013      2.07                1.40                20.22
                                2012      1.77                1.40                18.14
                                2011      1.71                1.40              (14.09)
                                2010      0.98                1.40                 9.88
                                2009      2.86                1.40        24.73 - 24.77

 1 These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying fund or portfolio net of management fees assessed by the fund manager, divided by the average net assets, regardless of share class, if any. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying fund or portfolio in which the Sub-Account invests. The investment income ratio is calculated as a weighted average ratio since the Sub-Account may invest in two or more share classes, if any, within the underlying fund or portfolio of the Trusts which may have unique investment income ratios.

 2 These amounts represent the annualized contract expenses of each the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund or portfolio have been excluded.

 3 These amounts represent the total return for the period indicated, including changes in the value of the underlying fund or portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

This page is intentionally left blank.

                   MetLife Insurance Company of Connecticut
          Unaudited Pro Forma Condensed Combined Financial Statements

In the second quarter of 2013, MetLife, Inc. announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged are MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company ("MLI-USA"), a wholly-owned subsidiary of MetLife Insurance Company of Connecticut, and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MetLife Insurance Company of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving company. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. Effective January 1, 2014, following receipt of New York State Department of Financial Services approval, MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York. Also, effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with an affiliate all existing New York insurance policies and annuity contracts that include a separate account feature. Following the Mergers and subject to certain regulatory approvals, MetLife Insurance Company of Connecticut will likely enter into transactions to transfer to one or more affiliates certain business that is currently reinsured by Exeter. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

The unaudited pro forma condensed combined financial statements and accompanying notes present the impact of the Mergers as a transaction among entities under common control which is more fully described in the notes to the unaudited pro forma condensed combined financial statements. Transactions among entities under common control are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The unaudited pro forma condensed combined financial statements include historical audited amounts as of December 31, 2013 and for the years ended December 31, 2013, 2012 and 2011, for MetLife Insurance Company of Connecticut and its subsidiaries, including MLI-USA (collectively "MICC"), MLIIC and Exeter. The unaudited pro forma condensed combined financial statements give effect to the Mergers as if they had occurred (i) on December 31, 2013 for purposes of the unaudited pro forma condensed combined balance sheet and
(ii) on January 1, 2011 for purposes of the unaudited pro forma condensed combined statements of operations for the years ended December 31, 2013, 2012 and 2011. The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are directly attributable to the Mergers, factually supportable, and are expected to have a continuing impact on the combined results. It is likely that the actual adjustments reflected in the final accounting, that will consider additional available information, will differ from the pro forma adjustments and it is possible the differences may be material.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes. In addition, the unaudited proforma condensed combined financial statements were derived from and should be read in conjunction with the audited historical consolidated financial statements of MICC included in MetLife Insurance Company of Connecticut's Annual Report on Form 10-K for the year ended December 31, 2013, as revised by MetLife Insurance Company of Connecticut's Current Report on Form 8-K filed on October 27, 2014, as well as the audited historical balance sheets of MLIIC as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income
(loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto and balance sheets of Exeter as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto, as restated on October 27, 2014 and as revised on November 7, 2014, are included as Exhibits 99.1 and 99.2, respectively, to the Current Report on Form 8-K/A ("Amendment No. 2") with which this financial information is filed as Exhibit 99.3.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not intended to reflect the results of operations or the financial position of the combined company that would have resulted had the Mergers been effective as of and during the periods presented or the results that may be obtained by the combined company in the future. The unaudited pro forma condensed combined financial statements as of and for the periods presented do not reflect future events that are not directly attributable to the Mergers and that may occur after the Mergers, including, but not limited to, expense efficiencies or revenue enhancements arising from the Mergers or management actions. Future results may vary significantly from the results reflected in the unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Unaudited Pro Forma Condensed Combined Balance Sheet
                               December 31, 2013

                     (In millions, except per share data)

                                                    Historical
                                          -----------------------------
                                                    MetLife    Exeter
                                                   Investors Reassurance
                                                   Insurance   Company   Reinsurance    Other                Pro Forma
                                            MICC    Company     Ltd.     Adjustments Adjustments    Notes    Combined
                                          -------- --------- ----------- ----------- ----------- ----------- ---------
Assets
Investments:
 Fixed maturity securities
   available-for-sale, at estimated
   fair value............................ $ 45,252  $ 2,250    $ 1,321     $  (695)    $    --      3(c)     $ 48,128
 Equity securities available-for-sale,
   at estimated fair value...............      418       45         --          --          --                    463
 Mortgage loans, net; at estimated fair
   value.................................    7,718      286         --          --          --                  8,004
 Policy loans............................    1,219       27         --          --          --                  1,246
 Real estate and real estate joint
   ventures..............................      754       --         --          --          --                    754
 Other limited partnership interests.....    2,130       32         --          --          --                  2,162
 Short-term investments, principally at
   estimated fair value..................    2,107       75      2,781          (7)         --      3(c)        4,956
 Derivative assets.......................       --       --      2,376          --      (2,376)     4(a)           --
 Funds withheld at interest..............       --       --      2,694          --      (2,694)     4(a)           --
 Other invested assets, principally at                                                            3(a)-(c),
   estimated fair value..................    2,555       68         --      (2,768)      4,570   4(a), 5(a)     4,425
                                          --------  -------    -------     -------     -------               --------
   Total investments.....................   62,153    2,783      9,172      (3,470)       (500)                70,138
Cash and cash equivalents, principally
 at estimated fair value.................      746       24        630        (604)         --    3(a), (c)       796
Accrued investment income................      542       26         94         (29)         (2)  3(c), 5(a)       631
Premiums, reinsurance and other
 receivables.............................   20,609    1,829        646      (3,170)         --    3(a)-(c)     19,914
Deferred policy acquisition costs and
 value of business acquired..............    4,730      291        160         707          --    3(b), (c)     5,888
Current income tax recoverable...........      192        9        197          --          --                    398
Deferred income tax recoverable..........       --       --      1,529          --      (1,529)     4(b)           --
Goodwill.................................      493       --         --          --          33      4(c)          526
Other assets.............................      794      110         --          34         (33)  3(b), 4(c)       905
Separate account assets..................   97,780   12,033         --          --          --                109,813
                                          --------  -------    -------     -------     -------               --------
   Total assets.......................... $188,039  $17,105    $12,428     $(6,532)    $(2,031)              $209,009
                                          ========  =======    =======     =======     =======               ========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits...................                                                        3(b), (c),
                                          $ 27,991  $   501    $ 2,747     $(1,455)    $    12      4(d)     $ 29,796
Policyholder account balances............   33,453    2,748      2,489      (1,262)         --      3(c)       37,428
Other policy-related balances............                                                        3(b), (c),
                                             3,164      102      2,170      (2,973)          4      4(d)        2,467
Policyholder dividends payable...........       --       --         16          --         (16)     4(d)           --
Payables for collateral under
 securities loaned and other
 transactions............................    6,451      266         --          --         197      4(e)        6,914
Long-term debt...........................    2,251       --        575          --        (500)     5(a)        2,326
Deferred income tax liability............    1,385      192         --         272      (1,529)  3(b), 4(b)       320
Derivative liabilities...................       --       --      2,648          --      (2,648)     4(f)           --
                                                                                                  3(a)-(c),
                                                                                                 4(e), 4(f),
Other liabilities........................    6,776       94        553      (1,560)      2,449      5(a)        8,312
Separate account liabilities.............   97,780   12,033         --          --          --                109,813
                                          --------  -------    -------     -------     -------               --------
   Total liabilities.....................  179,251   15,936     11,198      (6,978)     (2,031)               197,376
                                          --------  -------    -------     -------     -------               --------
Stockholders' Equity
Preferred stock..........................       --       --         --          --          --                     --
Common stock, par value $2.50 per share..       86        6         --          --          --                     92
Additional paid-in capital...............    6,737      636      4,126          --          --                 11,499
Retained earnings (accumulated deficit)..    1,076      504     (2,965)        506          --      3(b)         (879)
Accumulated other comprehensive income
 (loss)..................................      889       23         69         (60)         --      3(c)          921
                                          --------  -------    -------     -------     -------               --------
   Total stockholders' equity............    8,788    1,169      1,230         446          --                 11,633
                                          --------  -------    -------     -------     -------               --------
   Total liabilities and stockholders'
    equity............................... $188,039  $17,105    $12,428     $(6,532)    $(2,031)              $209,009
                                          ========  =======    =======     =======     =======               ========

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

        Unaudited Pro Forma Condensed Combined Statement of Operations
                      For the Year End December 31, 2013

                                 (In millions)

                                               Historical
                                     -----------------------------
                                               MetLife    Exeter
                                              Investors Reassurance
                                              Insurance   Company   Reinsurance    Other                    Pro Forma
                                       MICC    Company     Ltd.     Adjustments Adjustments      Notes      Combined
                                     -------  --------- ----------- ----------- ----------- --------------- ---------
Revenues
Premiums............................ $   606    $  29     $   59       $  (5)      $ --          3(b)        $  689
Universal life and investment-type
 product policy fees................   2,336      202        587        (177)        --        3(b), (c)      2,948
Net investment income...............   2,852      114         35         (16)        (2)      3(c), 5(a)      2,983
Fees on ceded reinsurance and
 other..............................      --       90         --          --        (90)         4(g)            --
Other revenues......................     592       --          2         (74)        90     3(b), (c), 4(g)     610
Net investment gains (losses):
  Other-than-temporary impairments
   on fixed maturity securities.....      (9)      --         --          --         --                          (9)
  Other-than-temporary impairments
   on fixed maturity securities
   transferred to other
   comprehensive income (loss)......     (11)      --         --          --         --                         (11)
  Other net investment gains
   (losses).........................     102        1        (57)         59        (45)      3(c), 5(b)         60
                                     -------    -----     ------       -----       ----                      ------
    Total net investment gains
     (losses).......................      82        1        (57)         59        (45)                         40
  Net derivative gains (losses).....  (1,052)    (442)     1,935         375         --          3(c)           816
                                     -------    -----     ------       -----       ----                      ------
    Total revenues..................   5,416       (6)     2,561         162        (47)                      8,086
                                     -------    -----     ------       -----       ----                      ------
Expenses
Policyholder benefits and claims....   1,707       48      1,380         (44)        27     3(b), (c), 4(h)   3,118
Interest credited to policyholder
 account balances...................   1,037      113         17         (17)        --          3(c)         1,150
Policyholder dividends..............      --       --         27          --        (27)         4(h)            --
Goodwill impairment.................      66       --         --          --         --                          66
Other expenses......................   1,659      (11)       101         215         (2)    3(b)-(d), 5(a)    1,962
                                     -------    -----     ------       -----       ----                      ------
    Total expenses..................   4,469      150      1,525         154         (2)                      6,296
                                     -------    -----     ------       -----       ----                      ------
Income (loss) from continuing
 operations before provision for
 income tax.........................     947     (156)     1,036           8        (45)                      1,790
Provision for income tax expense
 (benefit)..........................     227      (67)       364           3        (16)      3(e), 5(c)        511
                                     -------    -----     ------       -----       ----                      ------
Income from continuing operations,
 net of income tax.................. $   720    $ (89)    $  672       $   5       $(29)                     $1,279
                                     =======    =====     ======       =====       ====                      ======

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

        Unaudited Pro Forma Condensed Combined Statement of Operations
                      For the Year End December 31, 2012

                                 (In millions)

                                            Historical
                                   ----------------------------
                                            MetLife    Exeter
                                           Investors Reassurance
                                           Insurance   Company   Reinsurance    Other                   Pro Forma
                                    MICC    Company     Ltd.     Adjustments Adjustments     Notes      Combined
                                   ------  --------- ----------- ----------- ----------- -------------- ---------
Revenues
Premiums.......................... $1,261    $ 11      $   950     $  (888)     $ --        3(b),(c)     $1,334
Universal life and investment-
  type product policy fees........  2,261     198          548        (183)       --        3(b),(c)      2,824
Net investment income.............  2,952     113           21          (2)      (26)      3(c), 5(a)     3,058
Fees on ceded reinsurance and
  other...........................     --      93           --          --       (93)         4(g)           --
Other revenues....................    511      --           23         (24)       93       3(c), 4(g)       603
Net investment gains (losses):
 Other-than-temporary
   impairments on fixed
   maturity securities............    (52)     (2)          --          --        --                        (54)
 Other-than-temporary
   impairments on fixed
   maturity securities
   transferred to other
   comprehensive income
   (loss).........................      3      --           --          --        --                          3
 Other net investment gains
   (losses).......................    201      (2)          42         (37)       --          3(c)          204
                                   ------    ----      -------     -------      ----                     ------
   Total net investment gains
     (losses).....................    152      (4)          42         (37)       --                        153
 Net derivative gains
   (losses).......................  1,003     329       (3,677)      1,432        --          3(c)         (913)
                                   ------    ----      -------     -------      ----                     ------
   Total revenues.................  8,140     740       (2,093)        298       (26)                     7,059
                                   ------    ----      -------     -------      ----                     ------
Expenses
Policyholder benefits and
  claims..........................  2,389     100        1,812      (1,001)       30     3(b),(c), 4(h)   3,330
Interest credited to policyholder
  account balances................  1,147     118           17         (17)       --          3(c)        1,265
Policyholder dividends............     --      --           30          --       (30)         4(h)           --
Goodwill impairment...............    394      --           --          --        --                        394
Other expenses....................  2,720     229          206        (709)      (26)    3(b)-(d), 5(a)   2,420
                                   ------    ----      -------     -------      ----                     ------
   Total expenses.................  6,650     447        2,065      (1,727)      (26)                     7,409
                                   ------    ----      -------     -------      ----                     ------
Income (loss) from continuing
  operations before provision
  for income tax..................  1,490     293       (4,158)      2,025        --                       (350)
Provision for income tax
  expense (benefit)...............    372      94       (1,455)        709        --       3(e), 5(c)      (280)
                                   ------    ----      -------     -------      ----                     ------
Income (loss) from continuing
  operations, net of income
  tax............................. $1,118    $199      $(2,703)    $ 1,316      $ --                     $  (70)
                                   ======    ====      =======     =======      ====                     ======

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

        Unaudited Pro Forma Condensed Combined Statement of Operations
                      For the Year End December 31, 2011

                                 (In millions)

                                             Historical
                                    ----------------------------
                                             MetLife    Exeter
                                            Investors Reassurance
                                            Insurance   Company   Reinsurance    Other                   Pro Forma
                                     MICC    Company     Ltd.     Adjustments Adjustments     Notes      Combined
                                    ------  --------- ----------- ----------- ----------- -------------- ---------
Revenues
Premiums........................... $1,828    $  7       $ 72        $  (9)      $  --         3(b)       $1,898
Universal life and investment-type
  product policy fees..............  1,956     204        433         (136)         --       3(b),(c)      2,457
Net investment income..............  3,074     114         17            3          (9)     3(c), 5(a)     3,199
Fees on ceded reinsurance and
  other............................     --     104         --           --        (104)        4(g)           --
Other revenues.....................    508      --         44          (55)        104    3(b),(c), 4(g)     601
Net investment gains (losses):
 Other-than-temporary
   impairments on fixed maturity
   securities......................    (42)     --         --           --          --                       (42)
 Other-than-temporary
   impairments on fixed maturity
   securities transferred to other
   comprehensive income
   (loss)..........................     (5)     --         --           --          --                        (5)
 Other net investment gains
   (losses)........................     82      (5)        (1)          --          --                        76
                                    ------    ----       ----        -----       -----                    ------
   Total net investment gains
     (losses)......................     35      (5)        (1)          --          --                        29
 Net derivative gains (losses).....  1,096     326        230         (787)         --         3(c)          865
                                    ------    ----       ----        -----       -----                    ------
   Total revenues..................  8,497     750        795         (984)         (9)                    9,049
                                    ------    ----       ----        -----       -----                    ------
Expenses
Policyholder benefits and claims...  2,660      59        309          (88)         31    3(b),(c), 4(h)   2,971
Interest credited to policyholder
  account balances.................  1,189     127         16          (16)         --         3(c)        1,316
Policyholder dividends.............     --      --         31           --         (31)        4(h)           --
Other expenses.....................  2,981     259        170         (101)         (9)   3(b)-(d), 5(a)   3,300
                                    ------    ----       ----        -----       -----                    ------
   Total expenses..................  6,830     445        526         (205)         (9)                    7,587
                                    ------    ----       ----        -----       -----                    ------
Income (loss) from continuing
  operations before provision for
  income tax.......................  1,667     305        269         (779)         --                     1,462
Provision for income tax expense
  (benefit)........................    493      90         94         (272)         --      3(e), 5(c)       405
                                    ------    ----       ----        -----       -----                    ------
Income (loss) from continuing
  operations, net of income tax.... $1,174    $215       $175        $(507)      $  --                    $1,057
                                    ======    ====       ====        =====       =====                    ======

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

1. Description of Transaction

In the second quarter of 2013, MetLife, Inc. announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged are MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company ("MLI-USA"), a wholly-owned subsidiary of MetLife Insurance Company of Connecticut, and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MetLife Insurance Company of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving company. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. Effective January 1, 2014, following receipt of New York State Department of Financial Services approval, MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York. Also, effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with an affiliate all existing New York insurance policies and annuity contracts that include a separate account feature. Following the Mergers and subject to certain regulatory approvals, MetLife Insurance Company of Connecticut will likely enter into transactions to transfer to one or more affiliates certain business that is currently reinsured by Exeter. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

2. Basis of Presentation

The Mergers represent a transaction among entities under common control. Transactions among entities under common control are accounted for as if the transaction occurred at the beginning of the earliest date presented and prior years are retrospectively adjusted to furnish comparative information similar to the pooling method. The unaudited pro forma condensed combined financial statements include historical amounts derived from the audited financial statements as of December 31, 2013 and for the years ended December 31, 2013, 2012 and 2011, for MetLife Insurance Company of Connecticut and its subsidiaries, including MLI-USA (collectively "MICC"), MLIIC and Exeter. The unaudited pro forma condensed combined financial statements give effect to the Mergers as if they had occurred (i) on December 31, 2013 for purposes of the unaudited pro forma condensed combined balance sheet and (ii) on January 1, 2011 for purposes of the unaudited pro forma condensed combined statements of operations for the years ended December 31, 2013, 2012 and 2011.

The unaudited pro forma condensed combined financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and presented in accordance with the requirements of
Article 11 of Regulation S-X published by the U.S. Securities and Exchange Commission. In accordance with Article 11 of Regulation S-X, discontinued operations have been excluded from the presentation of the unaudited pro forma condensed combined statements of operations.

The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are directly attributable to the Mergers, factually supportable, and are expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements exclude the effects of adjustments that rely on highly judgmental estimates including how historical management practices and operating decisions may or may not have changed as a result of the Mergers.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not intended to reflect the results of operations or the financial position of the combined company that

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
            CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

would have resulted had the Mergers been effective during the periods presented or the results that may be obtained by the combined company in the future.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the audited historical consolidated financial statements of MICC included in MetLife Insurance Company of Connecticut's Annual Report on Form 10-K for the year ended December 31, 2013, as revised by MetLife Insurance Company of Connecticut's Current Report on Form 8-K filed on October 27, 2014, as well as the audited historical balance sheets of MLIIC as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto and balance sheets of Exeter as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto, as restated on October 27, 2014 and as revised on November 7, 2014, are included as Exhibits 99.1 and 99.2, respectively, to the Current Report on Form 8-K/A ("Amendment No. 2") with which this financial information is filed as Exhibit 99.3.

3. Reinsurance Adjustments

In connection with the Mergers, adjustments have been included for new and planned reinsurance agreements, for the recapture of certain reinsurance agreements and to eliminate non-recurring bank fees. The total of the reinsurance adjustments at December 31, 2013 resulted in changes to total assets of ($6,532) million, total liabilities of ($6,978) million, and total stockholders' equity of $446 million and for the years ended December 31, 2013, 2012 and 2011 resulted in changes to total revenues of $162 million, $298 million and ($984) million, respectively, and to total expenses of $154 million, ($1,727) million, and ($205) million, respectively.

    (a)Adjustment to increase total assets and total liabilities by $97 million to record a new reinsurance agreement. Effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with Metropolitan Life Insurance Company, an affiliate, all existing New York insurance policies and annuity contracts that include a separate account feature. The new reinsurance agreement was entered into in connection with MetLife Insurance Company of Connecticut withdrawing its license to issue insurance policies and annuity contracts in New York.
    (b)Adjustment to eliminate reinsurance transactions among the merging companies. The adjustments at December 31, 2013 include: changes of ($4,045) million to total assets, ($4,551) million to total liabilities and $506 million to retained earnings. The adjustments for the years ended December 31, 2013, 2012 and 2011 include: reductions to total revenue of $73 million, $0 and $12 million, respectively, and changes to other expenses of $208 million, ($690) million and ($61) million, respectively.
    (c)Adjustment to reflect planned reinsurance transactions to transfer to one or more affiliates certain business that is currently reinsured by Exeter. The adjustments at December 31, 2013 include: reductions of $2,584 million to total assets, $2,524 million to total liabilities and $60 million to accumulated other comprehensive income (loss). The adjustments for the years ended December 31, 2013, 2012 and 2011 include: changes to total revenue of $235 million, $298 million and ($972) million, respectively, and reductions to other expenses of $37 million, $1,018 million and $119 million, respectively.
    (d)Adjustment to eliminate from other expenses non-recurring credit facility usage fees for letters of credit, which were held to collateralize assumed liabilities and which were canceled when Exeter re-domesticated to Delaware of $17 million, $19 million and $25 million, for the years ended December 31, 2013, 2012 and 2011, respectively.
    (e)Adjustment for the income tax impact for all reinsurance adjustments at the federal statutory tax rate of 35%.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
            CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


4. Reclassification Adjustments

Reclassification adjustments, included in other adjustments, are reflected herein to conform the presentation of Exeter's and MLIIC's financial statements to the presentation of MICC's financial statements.

    (a)Adjustment to reclassify derivative assets of $2,376 million and funds withheld at interest of $2,694 million to other invested assets.
    (b)Adjustment to net deferred income tax recoverable of $1,529 million with deferred income tax liability.
    (c)Adjustment to reclassify goodwill of $33 million from other assets to goodwill.
    (d)Adjustment to reclassify policyholder dividends payable of $12 million and $4 million to future policy benefits and other policy-related balances, respectively.
    (e)Adjustment to reclassify cash collateral on deposit of $197 million from other liabilities to payables for collateral under securities loaned and other transactions.
    (f)Adjustment to reclassify derivative liabilities of $2,648 million to other liabilities.
    (g)Adjustment to reclassify fees on ceded reinsurance and other of $90 million, $93 million and $104 million to other revenues for the years ended December 31, 2013, 2012 and 2011, respectively.
    (h)Adjustment to reclassify policyholder dividends of $27 million, $30 million and $31 million to policyholder benefits and claims for the years ended December 31, 2013, 2012 and 2011, respectively.

5. Other Adjustments

The following other pro forma adjustments have been recorded in the unaudited pro forma condensed combined financial statements.

    (a)Adjustments to eliminate related party debt transactions among the merging entities. The adjustments at December 31, 2013 include: reductions of $2 million to accrued investment income and other liabilities and reductions of $500 million to other invested assets and long-term debt. The adjustments for the year ended December 31, 2013, 2012 and 2011 include: reductions of $2 million, $26 million and $9 million, respectively, to net investment income and other expenses.
    (b)Adjustment to eliminate related party investment gains for the year ended December 31, 2013. The non-recurring gains were recorded in connection with establishing a custodial account when MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York.
    (c)Adjustment for the income tax impact for all other adjustments at the federal statutory tax rate of 35%.

6. Forward Looking Statements

These unaudited pro forma condensed combined financial statements may be deemed to be forward looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are identified by words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. Such statements may include, but are not limited to statements about the benefits of the Mergers, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. These forward looking statements are based largely on management's expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward looking statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
            CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


7. Subsequent Event

On February 14, 2014, a subsidiary of MetLife Insurance Company of Connecticut entered into a definitive agreement to sell its wholly-owned subsidiary, MetLife Assurance Limited ("MAL"). Beginning in the first quarter of 2014, MICC will account for and report MAL as discontinued operations. These unaudited pro forma condensed combined financial statements exclude the impact of the MAL disposition as the transaction does not meet the significant subsidiary conditions of Article 11 of Regulation S-X and is not directly attributable to the Mergers. The transaction is expected to close in the second quarter of 2014, subject to regulatory approvals and satisfaction of other closing conditions.

Item 8. Financial Statements and Supplementary Data

        Index to Consolidated Financial Statements, Notes and Schedules

                                                                                                    Page
                                                                                                    ----
Report of Independent Registered Public Accounting Firm............................................   2
Financial Statements at December 31, 2013 and 2012 and for the Years Ended December 31, 2013, 2012
  and 2011:
 Consolidated Balance Sheets.......................................................................   3
 Consolidated Statements of Operations.............................................................   4
 Consolidated Statements of Comprehensive Income (Loss)............................................   5
 Consolidated Statements of Stockholders' Equity...................................................   6
 Consolidated Statements of Cash Flows.............................................................   7
 Notes to the Consolidated Financial Statements....................................................   9
     Note 1 -- Business, Basis of Presentation and Summary of Significant Accounting Policies......   9
     Note 2 -- Segment Information.................................................................  29
     Note 3 -- Dispositions........................................................................  35
     Note 4 -- Insurance...........................................................................  36
     Note 5 -- Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-
       Related Intangibles.........................................................................  42
     Note 6 -- Reinsurance.........................................................................  46
     Note 7 -- Investments.........................................................................  53
     Note 8 -- Derivatives.........................................................................  76
     Note 9 -- Fair Value..........................................................................  88
     Note 10 -- Goodwill........................................................................... 114
     Note 11 -- Debt............................................................................... 116
     Note 12 -- Equity............................................................................. 117
     Note 13 -- Other Expenses..................................................................... 122
     Note 14 -- Income Tax......................................................................... 123
     Note 15 -- Contingencies, Commitments and Guarantees.......................................... 126
     Note 16 -- Related Party Transactions......................................................... 130
     Note 17 -- Subsequent Events.................................................................. 130
Financial Statement Schedules at December 31, 2013 and 2012 and for the Years Ended December 31,
  2013, 2012 and 2011:
 Schedule I -- Consolidated Summary of Investments -- Other Than Investments in Related Parties.... 132
 Schedule II -- Condensed Financial Information (Parent Company Only).............................. 133
 Schedule III -- Consolidated Supplementary Insurance Information.................................. 137
 Schedule IV -- Consolidated Reinsurance........................................................... 139

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements, Notes and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 28, 2014
(October 27, 2014 as to Note 17)

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                          Consolidated Balance Sheets
                          December 31, 2013 and 2012

                (In millions, except share and per share data)

                                                                                            2013        2012
                                                                                         ----------- -----------
Assets
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value (amortized cost:
   $43,477 and $46,005, respectively)................................................... $    45,252 $    50,968
 Equity securities available-for-sale, at estimated fair value (cost: $397 and $311,
   respectively)........................................................................         418         317
 Mortgage loans (net of valuation allowances of $34 and $35, respectively; includes
   $1,598 and $2,666, respectively, at estimated fair value, relating to variable
   interest entities)...................................................................       7,718       9,157
 Policy loans...........................................................................       1,219       1,216
 Real estate and real estate joint ventures.............................................         754         708
 Other limited partnership interests....................................................       2,130       1,848
 Short-term investments, principally at estimated fair value............................       2,107       2,576
 Other invested assets, principally at estimated fair value.............................       2,555       2,970
                                                                                         ----------- -----------
   Total investments....................................................................      62,153      69,760
Cash and cash equivalents, principally at estimated fair value..........................         746         895
Accrued investment income (includes $9 and $13, respectively, relating to variable
  interest entities)....................................................................         542         575
Premiums, reinsurance and other receivables.............................................      20,609      21,927
Deferred policy acquisition costs and value of business acquired........................       4,730       3,746
Current income tax recoverable..........................................................         192         135
Goodwill................................................................................         493         559
Other assets............................................................................         794         826
Separate account assets.................................................................      97,780      86,114
                                                                                         ----------- -----------
   Total assets......................................................................... $   188,039 $   184,537
                                                                                         =========== ===========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits.................................................................. $    27,991 $    27,583
Policyholder account balances...........................................................      33,453      36,976
Other policy-related balances...........................................................       3,164       3,138
Payables for collateral under securities loaned and other transactions..................       6,451       8,399
Long-term debt (includes $1,461 and $2,559, respectively, at estimated fair value,
  relating to variable interest entities)...............................................       2,251       3,350
Deferred income tax liability...........................................................       1,385       1,870
Other liabilities (includes $7 and $13, respectively, relating to variable interest
  entities).............................................................................       6,776       6,547
Separate account liabilities............................................................      97,780      86,114
                                                                                         ----------- -----------
   Total liabilities....................................................................     179,251     173,977
                                                                                         ----------- -----------
Contingencies, Commitments and Guarantees (Note 15)
Stockholders' Equity
Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317
  shares issued and outstanding at December 31, 2013 and 2012...........................          86          86
Additional paid-in capital..............................................................       6,737       6,718
Retained earnings.......................................................................       1,076       1,356
Accumulated other comprehensive income (loss)...........................................         889       2,400
                                                                                         ----------- -----------
   Total stockholders' equity...........................................................       8,788      10,560
                                                                                         ----------- -----------
   Total liabilities and stockholders' equity........................................... $   188,039 $   184,537
                                                                                         =========== ===========

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Operations
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                        2013      2012      2011
                                                                      --------- --------- ---------
Revenues
Premiums............................................................. $     606 $   1,261 $   1,828
Universal life and investment-type product policy fees...............     2,336     2,261     1,956
Net investment income................................................     2,852     2,952     3,074
Other revenues.......................................................       592       511       508
Net investment gains (losses):
 Other-than-temporary impairments on fixed maturity securities.......       (9)      (52)      (42)
 Other-than-temporary impairments on fixed maturity securities
   transferred to other comprehensive income (loss)..................      (11)         3       (5)
 Other net investment gains (losses).................................       102       201        82
                                                                      --------- --------- ---------
   Total net investment gains (losses)...............................        82       152        35
 Net derivative gains (losses).......................................   (1,052)     1,003     1,096
                                                                      --------- --------- ---------
     Total revenues..................................................     5,416     8,140     8,497
                                                                      --------- --------- ---------
Expenses
Policyholder benefits and claims.....................................     1,707     2,389     2,660
Interest credited to policyholder account balances...................     1,037     1,147     1,189
Goodwill impairment..................................................        66       394        --
Other expenses.......................................................     1,659     2,720     2,981
                                                                      --------- --------- ---------
     Total expenses..................................................     4,469     6,650     6,830
                                                                      --------- --------- ---------
Income (loss) from continuing operations before provision for income
  tax................................................................       947     1,490     1,667
Provision for income tax expense (benefit)...........................       227       372       493
                                                                      --------- --------- ---------
Income (loss) from continuing operations, net of income tax..........       720     1,118     1,174
Income (loss) from discontinued operations, net of income tax........        --         8        --
                                                                      --------- --------- ---------
Net income (loss).................................................... $     720 $   1,126 $   1,174
                                                                      ========= ========= =========

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

            Consolidated Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                         2013       2012      2011
                                                                      ----------- --------- ---------
Net income (loss).................................................... $       720 $   1,126 $   1,174
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related offsets........     (2,094)       850     2,074
 Unrealized gains (losses) on derivatives............................       (204)         4       347
 Foreign currency translation adjustments............................          28        88      (16)
                                                                      ----------- --------- ---------
Other comprehensive income (loss), before income tax.................     (2,270)       942     2,405
Income tax (expense) benefit related to items of other comprehensive
  income (loss)......................................................         759     (313)     (851)
                                                                      ----------- --------- ---------
Other comprehensive income (loss), net of income tax.................     (1,511)       629     1,554
                                                                      ----------- --------- ---------
Comprehensive income (loss).......................................... $     (791) $   1,755 $   2,728
                                                                      =========== ========= =========

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Consolidated Statements of Stockholders' Equity
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                           Accumulated Other Comprehensive Income (Loss)
                                                           ---------------------------------------------
                                                                Net                          Foreign
                                    Additional               Unrealized      Other-Than-    Currency         Total
                             Common  Paid-in    Retained     Investment       Temporary    Translation   Stockholders'
                             Stock   Capital    Earnings   Gains (Losses)    Impairments   Adjustments      Equity
                             ------ ---------- ----------- --------------    -----------   -----------   -------------
Balance at December 31,
  2010 (1).................. $   86 $   6,719  $       424  $       393      $     (51)     $   (125)     $     7,446
Dividend paid to MetLife....                         (517)                                                      (517)
Capital contribution........                1                                                                       1
Return of capital (Note 12).             (47)                                                                    (47)
Net income (loss)...........                         1,174                                                      1,174
Other comprehensive income
  (loss), net of income tax.                                      1,591            (23)          (14)           1,554
                             ------ ---------  -----------  -----------      ----------     ---------     -----------
Balance at December 31, 2011     86     6,673        1,081        1,984            (74)         (139)           9,611
Dividend of subsidiary
  (Note 3)..................                         (347)                                                      (347)
Dividend paid to MetLife....                         (504)                                                      (504)
Capital contribution........               45                                                                      45
Net income (loss)...........                         1,126                                                      1,126
Other comprehensive income
  (loss), net of income
  tax (2)...................                                        503              36            90             629
                             ------ ---------  -----------  -----------      ----------     ---------     -----------
Balance at December 31, 2012     86     6,718        1,356        2,487            (38)          (49)          10,560
Dividend paid to MetLife....                       (1,000)                                                    (1,000)
Capital contribution........               19                                                                      19
Net income (loss)...........                           720                                                        720
Other comprehensive income
  (loss), net of income tax.                                    (1,549)              12            26         (1,511)
                             ------ ---------  -----------  -----------      ----------     ---------     -----------
Balance at December 31, 2013 $   86 $   6,737  $     1,076  $       938      $     (26)     $    (23)     $     8,788
                             ====== =========  ===========  ===========      ==========     =========     ===========

--------
(1)Includes amounts related to prior period adjustments to Retained Earnings of ($33) million. See Note 1.
(2)Includes amounts related to dividend of subsidiary. See Notes 3 and 12.

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Cash Flows
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                                           2013        2012        2011
                                                                                        ----------- ----------- -----------
Cash flows from operating activities
Net income (loss)...................................................................... $       720 $     1,126 $     1,174
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation and amortization expenses...............................................          33          31          37
  Amortization of premiums and accretion of discounts associated with investments, net.       (167)       (168)       (152)
  (Gains) losses on investments and derivatives and from sales of businesses, net......       1,108     (1,043)     (1,160)
  (Income) loss from equity method investments, net of dividends or distributions......        (78)        (42)        (23)
  Interest credited to policyholder account balances...................................       1,037       1,147       1,189
  Universal life and investment-type product policy fees...............................     (2,336)     (2,261)     (1,956)
  Goodwill impairment..................................................................          66         394          --
  Change in fair value option securities...............................................          --       (602)     (1,483)
  Change in accrued investment income..................................................          77          66          51
  Change in premiums, reinsurance and other receivables................................     (1,355)     (1,197)     (1,202)
  Change in deferred policy acquisition costs and value of business acquired, net......       (553)         182       (207)
  Change in income tax.................................................................         213         630         537
  Change in other assets...............................................................       1,836       1,499       1,386
  Change in insurance-related liabilities and policy-related balances..................       1,144       1,863       1,958
  Change in other liabilities..........................................................         847         804         406
  Other, net...........................................................................         141          53          67
                                                                                        ----------- ----------- -----------
Net cash provided by (used in) operating activities....................................       2,733       2,482         622
                                                                                        ----------- ----------- -----------
Cash flows from investing activities
  Sales, maturities and repayments of:
   Fixed maturity securities...........................................................      18,718      14,394      17,348
   Equity securities...................................................................          67          50         168
   Mortgage loans......................................................................       2,292       1,447         993
   Real estate and real estate joint ventures..........................................         104          72          26
   Other limited partnership interests.................................................         153         223         256
  Purchases of:
   Fixed maturity securities...........................................................    (15,841)    (15,706)    (17,127)
   Equity securities...................................................................       (133)        (58)        (27)
   Mortgage loans......................................................................       (882)       (807)     (1,357)
   Real estate and real estate joint ventures..........................................       (201)       (225)        (72)
   Other limited partnership interests.................................................       (363)       (341)       (378)
  Cash received in connection with freestanding derivatives............................         111         414         397
  Cash paid in connection with freestanding derivatives................................       (720)       (335)       (478)
  Dividend of subsidiary...............................................................          --        (53)          --
  Issuances of loans to affiliates.....................................................       (500)          --       (430)
  Net change in policy loans...........................................................         (3)        (13)        (13)
  Net change in short-term investments.................................................         471       (155)     (1,347)
  Net change in other invested assets..................................................        (47)        (54)        (12)
  Other, net...........................................................................           3          --           1
                                                                                        ----------- ----------- -----------
Net cash provided by (used in) investing activities.................................... $     3,229 $   (1,147) $   (2,052)
                                                                                        ----------- ----------- -----------

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Consolidated Statements of Cash Flows -- (Continued)
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                                              2013        2012        2011
                                                                                           ----------- ----------- -----------
Cash flows from financing activities
  Policyholder account balances:
   Deposits............................................................................... $    13,770 $    14,785 $    20,496
   Withdrawals............................................................................    (15,899)    (15,493)    (19,404)
  Net change in payables for collateral under securities loaned and other transactions....     (1,948)         320        (24)
  Long-term debt repaid...................................................................     (1,009)       (482)       (385)
  Financing element on certain derivative instruments.....................................        (29)         180         129
  Return of capital.......................................................................          --          --        (47)
  Dividends on common stock...............................................................     (1,000)       (504)       (517)
                                                                                           ----------- ----------- -----------
Net cash provided by (used in) financing activities.......................................     (6,115)     (1,194)         248
                                                                                           ----------- ----------- -----------
Effect of change in foreign currency exchange rates on cash and cash equivalents balances.           4           9         (1)
                                                                                           ----------- ----------- -----------
Change in cash and cash equivalents.......................................................       (149)         150     (1,183)
Cash and cash equivalents, beginning of year..............................................         895         745       1,928
                                                                                           ----------- ----------- -----------
Cash and cash equivalents, end of year.................................................... $       746 $       895 $       745
                                                                                           =========== =========== ===========
Supplemental disclosures of cash flow information
  Net cash paid (received) for:
   Interest............................................................................... $       194 $       232 $       406
                                                                                           =========== =========== ===========
   Income tax............................................................................. $       (1) $     (226) $      (47)
                                                                                           =========== =========== ===========
  Non-cash transactions:
  Disposal of subsidiary: (1)
   Assets disposed........................................................................ $        -- $     4,857 $        --
   Liabilities disposed...................................................................          --     (4,567)          --
                                                                                           ----------- ----------- -----------
   Net assets disposed....................................................................          --         290          --
   Cash disposed..........................................................................          --        (53)          --
   Dividend of interests in subsidiary....................................................          --       (237)          --
                                                                                           ----------- ----------- -----------
   (Gain) loss on dividend of interests in subsidiary..................................... $        -- $        -- $        --
                                                                                           =========== =========== ===========
  Capital contribution from MetLife, Inc.................................................. $        19 $        45 $        --
                                                                                           =========== =========== ===========
  Real estate and real estate joint ventures acquired in satisfaction of debt............. $        -- $        50 $         5
                                                                                           =========== =========== ===========

--------

(1)See Note 3.

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

  "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). MetLife Insurance Company of Connecticut is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

  The Company is organized into two segments: Retail and Corporate Benefit Funding.

  In the second quarter of 2013, MetLife announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged are MetLife Insurance Company of Connecticut, MLI-USA and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MetLife Insurance Company of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. Effective January 1, 2014, following receipt of New York State Department of Financial Services ("Department of Financial Services") approval, MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York. Also effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with Metropolitan Life Insurance Company ("MLIC"), an affiliate, all existing New York insurance policies and annuity contracts that include a separate account feature. As a result of the reinsurance agreements, MetLife Insurance Company of Connecticut recorded a reinsurance recoverable, included in premiums, reinsurance and other receivables, of $545 million and a funds withheld liability, included in other liabilities, of $97 million, and transferred cash and investments of $448 million to MLIC. On December 31, 2013, MetLife Insurance Company of Connecticut deposited investments with an estimated fair market value of $6.3 billion into a custodial account, which became restricted to secure MetLife Insurance Company of Connecticut's remaining New York policyholder liabilities not covered by such reinsurance on January 1, 2014. In anticipation of establishing the custodial account with qualifying investments, MetLife Insurance Company of Connecticut transferred investments with an estimated fair value of $739 million and cash of $12 million to MLIC and received from MLIC qualifying investments with an estimated fair value of $751 million in the fourth quarter of 2013. See Note 7. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Consolidation

   The accompanying consolidated financial statements include the accounts of MetLife Insurance Company of Connecticut and its subsidiaries, as well as partnerships and joint ventures in which the Company has control, and variable interest entities ("VIEs") for which the Company is the primary beneficiary. Intercompany accounts and transactions have been eliminated.

   Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

 Discontinued Operations

   The results of operations of a component of the Company that has either been disposed of or is classified as held-for-sale are reported in discontinued operations if certain criteria are met. In order to qualify for a discontinued operation, the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

 Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

    .  such separate accounts are legally recognized;
    . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
    . investments are directed by the contractholder; and . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

   The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of operations. Separate accounts credited with a contractual investment return are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses and the accounting for these investments is consistent with the methodologies described herein for similar financial instruments held within the general account. Unit-linked separate account investments that are directed by contractholders but do not meet one or more of the other above criteria are included in fair value option ("FVO") securities. See Note 3.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees in the statements of operations.

 Reclassifications

   Certain amounts in the prior years' consolidated financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Consolidated Financial Statements.

   Adjustments to Prior Periods

    During the fourth quarter of 2013, the Company determined to adjust certain prior period results to correct the following:

    . Certain prior years' acquisition costs related to variable annuity sales were incorrectly allocated to an affiliate. Such costs, net of deferred policy acquisition costs ("DAC"), were $57 million, $66 million, and $52 million for 2012, 2011 and 2010, respectively.

    . A DAC recoverability write-off of $111 million associated with term life and universal life secondary guarantees business sold in 2012 was not recorded as of December 31, 2012.

    . The fair value of a bifurcated embedded derivative associated with a reinsurance agreement was overstated by $23 million for 2011.

    . Policyholder benefits and claims and other expenses were overstated in 2012 by $6 million and $23 million, respectively, due to an adjustment in the modeling of dynamic lapses in certain variable annuity products.

    .  Tax valuation allowances were understated by $22 million for 2012.

    . A non-cash transaction relating to a pension closeout sale was incorrectly recorded as an increase of $312 million in net cash provided by operating activities with an offsetting impact on net cash used in investing activities for 2011.

    Management evaluated the materiality of these adjustments quantitatively and qualitatively and concluded that they were not material to any prior periods' annual or quarterly financial statements, however, unadjusted amounts as of December 31, 2012 would have had a significant effect on the results of operations for 2013 if they were recorded in 2013. Accordingly, the Company has revised its previously reported financial statements for prior annual periods for the items listed above, including the related tax impacts, as detailed below. The effects of the adjustments were immaterial to quarterly financial information reported in each of the interim condensed consolidated financial statements in 2012 and 2013, since the most significant adjustments occurred in the fourth quarter of 2012. As a result, such previously reported quarterly financial information has not been adjusted, and we do not plan to amend prior quarterly filings.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The impact of the adjustments is shown in the tables below:

                                                                      December 31, 2012
                                                                     -------------------
                                                                         As
                                                                     Previously    As
Consolidated Balance Sheets                                           Reported  Adjusted
-------------------------------------------------------------------- ---------- --------
                                                                        (In millions)
Assets
   Premiums, reinsurance and other receivables......................  $ 22,143  $ 21,927
   Deferred policy acquisition costs and value of business acquired.  $  3,793  $  3,746
   Other assets.....................................................  $    822  $    826
   Total assets.....................................................  $184,796  $184,537
Liabilities
   Future policy benefits...........................................  $ 27,585  $ 27,583
   Deferred income tax liability....................................  $  1,938  $  1,870
   Total liabilities................................................  $174,047  $173,977
Stockholders' Equity
   Retained earnings................................................  $  1,545  $  1,356
   Total stockholders' equity.......................................  $ 10,749  $ 10,560
   Total liabilities and stockholders' equity.......................  $184,796  $184,537

                                                                                   December 31,
                                                                      ---------------------------------------
                                                                             2012                2011
                                                                      ------------------- -------------------
                                                                          As                  As
                                                                      Previously    As    Previously    As
Consolidated Statements of Operations                                  Reported  Adjusted  Reported  Adjusted
--------------------------------------------------------------------- ---------- -------- ---------- --------
                                                                                   (In millions)
Revenues
   Net derivative gains (losses).....................................   $  980    $1,003    $1,119    $1,096
   Total revenues....................................................   $8,117    $8,140    $8,520    $8,497
Expenses
   Policyholder benefits and claims..................................   $2,395    $2,389    $2,660       N/A
   Other expenses....................................................   $2,575    $2,720    $2,915    $2,981
   Total expenses....................................................   $6,511    $6,650    $6,764    $6,830
Income (loss) from continuing operations before provision for income
  tax................................................................   $1,606    $1,490    $1,756    $1,667
Provision for income tax expense (benefit)...........................   $  391    $  372    $  523    $  493
Income (loss) from continuing operations, net of income tax..........   $1,215    $1,118    $1,233    $1,174
Net income (loss)....................................................   $1,223    $1,126    $1,233    $1,174

                                                                     December 31,
                                                        ---------------------------------------
                                                               2012                2011
                                                        ------------------- -------------------
                                                            As                  As
                                                        Previously    As    Previously    As
Consolidated Statements of Comprehensive Income (Loss)   Reported  Adjusted  Reported  Adjusted
------------------------------------------------------  ---------- -------- ---------- --------
                                                                     (In millions)
             Net income (loss).........................   $1,223    $1,126    $1,233    $1,174
             Comprehensive income (loss)...............   $1,852    $1,755    $2,787    $2,728

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


                                                           As
                                                       Previously    As
      Consolidated Statements of Stockholders' Equity   Reported  Adjusted
      -----------------------------------------------  ---------- --------
                                                          (In millions)
             Retained Earnings
               Balance at December 31, 2010...........  $   457   $   424
                Net income (loss).....................  $ 1,233   $ 1,174
               Balance at December 31, 2011...........  $ 1,173   $ 1,081
                Net income (loss).....................  $ 1,223   $ 1,126
               Balance at December 31, 2012...........  $ 1,545   $ 1,356
             Total Stockholders' Equity
               Balance at December 31, 2010...........  $ 7,479   $ 7,446
               Balance at December 31, 2011...........  $ 9,703   $ 9,611
               Balance at December 31, 2012...........  $10,749   $10,560

                                                                                   December 31,
-                                                                    ---------------------------------------
                                                                            2012                 2011
                                                                     ------------------  -------------------
                                                                         As                  As
                                                                     Previously    As    Previously    As
Consolidated Statements of Cash Flows                                 Reported  Adjusted  Reported  Adjusted
-------------------------------------------------------------------  ---------- -------- ---------- --------
                                                                                  (In millions)
Cash flows from operating activities
   Net income (loss)................................................  $ 1,223   $ 1,126   $  1,233  $  1,174
   (Gains) losses on investments and derivatives and from sales of businesses, net................................................  $(1,020)  $(1,043)  $ (1,183) $ (1,160)
   Change in premiums, reinsurance and other receivables............  $(1,229)  $(1,197)  $ (1,288) $ (1,202)
   Change in deferred policy acquisition costs and value of
     business acquired, net.........................................  $    69   $   182   $   (187) $   (207)
   Change in income tax.............................................  $   649   $   630   $    567  $    537
   Change in other assets...........................................  $ 1,503   $ 1,499        N/A       N/A
   Change in insurance-related liabilities and policy-related
     balances.......................................................  $ 1,865   $ 1,863   $  2,307  $  1,958
   Other, net.......................................................      N/A       N/A   $     30  $     67
   Net cash provided by (used in) operating activities..............      N/A       N/A   $    934  $    622
Cash flows from investing activities
   Purchases of fixed maturity securities...........................      N/A       N/A   $(17,439) $(17,127)
   Net cash provided by (used in) investing activities..............      N/A       N/A   $ (2,364) $ (2,052)

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


Summary of Significant Accounting Policies

   The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

--------------------------------------------------------------------------------------------------------
Accounting Policy                                                                                   Note
--------------------------------------------------------------------------------------------------------
Insurance                                                                                            4
--------------------------------------------------------------------------------------------------------
Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles   5
--------------------------------------------------------------------------------------------------------
Reinsurance                                                                                          6
--------------------------------------------------------------------------------------------------------
Investments                                                                                          7
--------------------------------------------------------------------------------------------------------
Derivatives                                                                                          8
--------------------------------------------------------------------------------------------------------
Fair Value                                                                                           9
--------------------------------------------------------------------------------------------------------
Goodwill                                                                                             10
--------------------------------------------------------------------------------------------------------
Income Tax                                                                                           14
--------------------------------------------------------------------------------------------------------
Litigation Contingencies                                                                             15

 Insurance

  Future Policy Benefit Liabilities and Policyholder Account Balances

    The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality, morbidity and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

    Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC and are thus subject to the same variability and risk as further discussed herein. The assumptions of investment performance and volatility for variable products are consistent with historical experience of appropriate underlying equity indices, such as the Standard & Poor's Ratings Services ("S&P") 500 Index. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

    Policyholder account balances ("PABs") relate to contract or contract features where the Company has no significant insurance risk.

    The Company issues directly and assumes through reinsurance, certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

    Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDBs"), the portion of guaranteed minimum income benefits ("GMIBs") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWBs").

    Guarantees accounted for as embedded derivatives in PABs include the non life-contingent portion of GMWBs, guaranteed minimum accumulation benefits ("GMABs") and the portion of GMIBs that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other Policy-Related Balances

    Other policy-related balances include policy and contract claims, unearned revenue liabilities, premiums received in advance and policyholder dividends due and unpaid.

    The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

    The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premiums received in advance and applies the cash received to premiums when due.

  Recognition of Insurance Revenues and Deposits

    Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

    Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

    Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related PABs.

    Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

 Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

   The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

    .  incremental direct costs of contract acquisition, such as commissions;
    . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed;
    . other essential direct costs that would not have been incurred had a policy not been acquired or renewed; and
    . in limited circumstances, the costs of direct-response advertising, the primary purpose of which is to elicit sales to customers who could be shown to have responded specifically to the advertising and that results in probable future benefits.

   All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

   Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 based on projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

  DAC and VOBA are amortized as follows:

 -----------------------------------------------------------------------------
 Products:                              In proportion to the following over
                                        estimated lives of the contracts:
 -----------------------------------------------------------------------------
 .  Nonparticipating and                Historic actual and expected future
    non-dividend-paying traditional     gross premiums.
    contracts (primarily term
    insurance)
 -----------------------------------------------------------------------------
 .  Participating, dividend-paying      Actual and expected future gross
    traditional contracts               margins.
 -----------------------------------------------------------------------------
 .  Fixed and variable universal life   Actual and expected future gross
    contracts                           profits.
 .  Fixed and variable deferred
    annuity contracts
 -----------------------------------------------------------------------------

   See Note 5 for additional information on DAC and VOBA amortization.

   The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

   The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements to determine the recoverability of the asset.

   Value of distribution agreements acquired ("VODA") is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements acquired as part of a business combination. Value of customer relationships acquired ("VOCRA") is also reported in other assets and represents the present value of the expected future profits associated with the expected future business acquired through existing customers of the acquired company or business. The VODA and VOCRA associated with past business combinations are amortized over useful lives ranging from 10 to 30 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a possible impairment exists, the Company reviews VODA and VOCRA to determine whether the asset is impaired.

 Reinsurance

   For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) premiums, reinsurance and other receivables (future policy benefits) are established.

   Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

   The funds withheld liability represents amounts withheld by the Company in accordance with the terms of the reinsurance agreements. The Company withholds the funds rather than transferring the underlying investments and, as a result, records funds withheld liability within other liabilities. The Company recognizes interest on funds withheld, included in other expenses, at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio.

   Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses).

   If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Investments

  Net Investment Income and Net Investment Gains (Losses)

    Income on investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses), unless otherwise stated herein.

  Fixed Maturity and Equity Securities

    The majority of the Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

    Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned. Dividends on equity securities are recognized when declared.

    The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 7 "-- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI.

    With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


  Mortgage Loans

    The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 7.

    Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

    Also included in mortgage loans are commercial mortgage loans held by consolidated securitization entities ("CSEs") for which the FVO was elected. These mortgage loans are stated at estimated fair value. Changes in estimated fair value are recognized in net investment gains (losses) for commercial mortgage loans held by CSEs.

  Policy Loans

    Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal or interest on the loan is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

  Real Estate

    Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income associated with such real estate is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

    Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held for sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

  Real Estate Joint Ventures and Other Limited Partnership Interests

    The Company uses the equity method of accounting for investments in equity securities when it has significant influence or at least 20% interest and for investments in real estate joint ventures and other limited partnership interests ("investees") when it has more than a minor ownership interest or more than a minor influence over the investee's operations, but does not have a controlling financial interest. The Company

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

    The Company uses the cost method of accounting for investments in which it has virtually no influence over the investee's operations. The Company recognizes distributions on cost method investments as earned or received. Because of the nature and structure of these cost method investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards.

    The Company routinely evaluates its equity method and cost method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for impairment when the carrying value of such investments exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is impaired.

  Short-term Investments

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Short-term investments also include investments in affiliated money market pools.

  Other Invested Assets

    Other invested assets consist principally of the following:

    . Freestanding derivatives with positive estimated fair values are described in "-- Derivatives" below.
    . Loans to affiliates are stated at unpaid principal balance, adjusted for any unamortized premium or discount.
    . Tax credit and renewable energy partnerships derive a significant source of investment return in the form of income tax credits or other tax incentives. Where tax credits are guaranteed by a creditworthy third party, the investment is accounted for under the effective yield method. Otherwise, the investment is accounted for under the equity method.
    . Leveraged leases are recorded net of non-recourse debt. Income on leveraged leases is recognized by applying the leveraged lease's estimated rate of return to the net investment in the lease. The Company regularly reviews residual values for impairment.
    . Investments in joint ventures that engage in insurance underwriting activities are accounted for under the equity method.

  Securities Lending Program

    Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with the securities lending transactions may not be sold or repledged, unless the counterparty is in default, and is not reflected in the financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

 Derivatives

  Freestanding Derivatives

    Freestanding derivatives are carried in the Company's balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

    Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

    If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses) except as follows:

 -----------------------------------------------------------------------------
 Statement of Operations Presentation:  Derivative:
 -----------------------------------------------------------------------------
 Policyholder benefits and claims       .  Economic hedges of variable
                                           annuity guarantees included in
                                           future policy benefits
 -----------------------------------------------------------------------------
 Net investment income                  .  Economic hedges of equity method
                                           investments in joint ventures
 -----------------------------------------------------------------------------

  Hedge Accounting

    To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

    . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) -- in net derivative gains (losses), consistent with the change in fair value of the hedged item attributable to the designated risk being hedged.
    . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) -- effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of operations within interest income or interest expense to match the location of the hedged item.

    In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

    The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

    When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

    When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

    In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

  Embedded Derivatives

    The Company sells variable annuities and issues certain insurance products and investment contracts and is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

    . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

    . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
    . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 Fair Value

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of assets and liabilities.

 Goodwill

   Goodwill represents the future economic benefits arising from net assets acquired in a business combination that are not individually identified and recognized. Goodwill is calculated as the excess of cost over the estimated fair value of such net assets acquired, is not amortized, and is tested for impairment based on a fair value approach at least annually or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

   The impairment test is performed at the reporting unit level, which is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, if the carrying value of a reporting unit

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 exceeds its estimated fair value, there may be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

   On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company's reporting units to assess whether any goodwill impairment exists. Deteriorating or adverse market conditions for certain reporting units may have a significant impact on the estimated fair value of these reporting units and could result in future impairments of goodwill.

 Employee Benefit Plans

  Pension, postretirement and postemployment benefits are provided to associates under plans sponsored and administered by MLIC, an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

 Income Tax

   MetLife Insurance Company of Connecticut and all of its includable subsidiaries join with MetLife and its includable subsidiaries in filing a consolidated U.S. life and non-life federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Current taxes (and the benefits of tax attributes such as losses) are allocated to MetLife Insurance Company of Connecticut and its subsidiaries under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife has elected the "percentage method" (and 100 percent under such method) of reimbursing companies for tax attributes such as losses. As a result, 100 percent of tax attributes such as losses are reimbursed by MetLife to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes such as losses. Profitable subsidiaries pay MetLife each year the federal income tax which such profitable subsidiary would have paid that year based upon that year's taxable income. If MetLife Insurance Company of Connecticut or its includable subsidiaries has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by MetLife Insurance Company of Connecticut and its includable subsidiaries when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if MetLife Insurance Company of Connecticut or its includable subsidiaries would not have realized the attributes on a stand-alone basis under a "wait and see" method.

   The Company's accounting for income taxes represents management's best estimate of various events and transactions.

   Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

   The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

 Litigation Contingencies

   The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements.

 Other Accounting Policies

  Cash and Cash Equivalents

    The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


  Property, Equipment, Leasehold Improvements and Computer Software

    Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to 10 years for leasehold improvements, and from three to seven years for all other property and equipment. The net book value of the property, equipment and leasehold improvements was insignificant at both December 31, 2013 and 2012.

    Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $200 million and $185 million at December 31, 2013 and 2012, respectively. Accumulated amortization of capitalized software was $97 million and $92 million at December 31, 2013 and 2012, respectively. Related amortization expense was $5 million, $10 million and $17 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  Other Revenues

    Other revenues include, in addition to items described elsewhere herein, advisory fees, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Foreign Currency

    Assets, liabilities and operations of foreign affiliates and subsidiaries are recorded based on the functional currency of each entity. The determination of the functional currency is made based on the appropriate economic and management indicators. The local currencies of foreign operations are the functional currencies. Assets and liabilities of foreign affiliates and subsidiaries are translated from the functional currency to U.S. dollars at the exchange rates in effect at each year-end and income and expense accounts are translated at the average exchange rates during the year. The resulting translation adjustments are charged or credited directly to OCI, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

Adoption of New Accounting Pronouncements

  Effective July 17, 2013, the Company adopted new guidance regarding derivatives that permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the United States Treasury and London Interbank Offered Rate ("LIBOR"). Also, this new guidance removes the restriction on using different benchmark rates for similar hedges. The new guidance did not have a material impact on the financial statements upon adoption, but may impact the selection of benchmark interest rates for hedging relationships in the future.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


  Effective January 1, 2013, the Company adopted new guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of accumulated OCI ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 12.

  Effective January 1, 2013, the Company adopted new guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 8.

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. As a result, certain sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholders' equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance on goodwill impairment testing that simplifies how an entity tests goodwill for impairment. This new guidance allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it needs to perform the quantitative two-step goodwill impairment test. Only if an entity determines, based on qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying value will it be required to calculate the fair value of the reporting unit. The qualitative assessment is optional and the Company is permitted to bypass it for any reporting unit in any period and begin its impairment analysis with the quantitative calculation. The Company is permitted to perform the qualitative assessment in any subsequent period.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's financial statements other than the expanded disclosures in Note 9.

Future Adoption of New Accounting Pronouncements

  In March 2013, the FASB issued new guidance regarding foreign currency (Accounting Standards Update ("ASU") 2013-05, Foreign Currency Matters (Topic
830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity), effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The amendments require an entity that ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity to apply the guidance in Subtopic 830-30, Foreign Currency Matters -- Translation of Financial Statements, to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance in section 830-30-40, Derecognition, still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

  In February 2013, the FASB issued new guidance regarding liabilities (ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

2. Segment Information

  The Company is organized into two segments: Retail and Corporate Benefit Funding. In addition, the Company reports certain of its results of operations in Corporate & Other.

Retail

  The Retail segment offers a broad range of protection products and a variety of annuities primarily to individuals, and is organized into two businesses:
Annuities and Life & Other. Annuities includes a variety of variable, fixed and indexed annuities which provide for both asset accumulation and asset distribution needs. Life & Other insurance products and services include variable life, universal life, term life and whole life products, as well as individual disability income products. Additionally, through broker-dealer affiliates, the Company offers a full range of mutual funds and other securities products.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


Corporate Benefit Funding

  The Corporate Benefit Funding segment offers a broad range of annuity and investment products, including guaranteed interest products and other stable value products, income annuities, and separate account contracts for the investment management of defined benefit and defined contribution plan assets. This segment also includes structured settlements and certain products to fund company-, bank- or trust-owned life insurance used to finance non-qualified benefit programs for executives.

Corporate & Other

  Corporate & Other contains the excess capital not allocated to the segments, various start-up businesses, including direct and digital marketing products, run-off businesses, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, as well as expenses associated with certain legal proceedings and income tax audit issues. Corporate & Other also includes the elimination of intersegment amounts.

Financial Measures and Segment Accounting Policies

  Operating earnings is the measure of segment profit or loss the Company uses to evaluate segment performance and allocate resources. Consistent with GAAP guidance for segment reporting, operating earnings is the Company's measure of segment performance and is reported below. Operating earnings should not be viewed as a substitute for income (loss) from continuing operations, net of income tax. The Company believes the presentation of operating earnings as the Company measures it for management purposes enhances the understanding of its performance by highlighting the results of operations and the underlying profitability drivers of the business.

  Operating earnings is defined as operating revenues less operating expenses, both net of income tax.

  Operating revenues excludes net investment gains (losses) and net derivative gains (losses). Operating expenses excludes goodwill impairments.

  The following additional adjustments are made to GAAP revenues, in the line items indicated, in calculating operating revenues:

    . Universal life and investment-type product policy fees excludes the amortization of unearned revenue related to net investment gains (losses) and net derivative gains (losses) and certain variable annuity GMIB fees ("GMIB Fees"); and

    . Net investment income: (i) includes amounts for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment, (ii) includes income from discontinued real estate operations, (iii) excludes post-tax operating earnings adjustments relating to insurance joint ventures accounted for under the equity method, (iv) excludes certain amounts related to contractholder-directed unit-linked investments, and
       (v) excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


  The following additional adjustments are made to GAAP expenses, in the line items indicated, in calculating operating expenses:

    . Policyholder benefits and claims excludes: (i) amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets, (ii) benefits and hedging costs related to GMIBs ("GMIB Costs"), and (iii) market value adjustments associated with surrenders or terminations of contracts ("Market Value Adjustments");

    . Interest credited to policyholder account balances includes adjustments for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of PABs but do not qualify for hedge accounting treatment and excludes amounts related to net investment income earned on contractholder-directed unit-linked investments;

    . Amortization of DAC and VOBA excludes amounts related to: (i) net investment gains (losses) and net derivative gains (losses), (ii) GMIB Fees and GMIB Costs, and (iii) Market Value Adjustments;

    . Interest expense on debt excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP; and

    . Other expenses excludes costs related to: (i) implementation of new insurance regulatory requirements, and (ii) acquisition and integration costs.

   Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2013, 2012 and 2011 and at December 31, 2013 and 2012. The segment accounting policies are the same as those used to prepare the Company's consolidated financial statements, except for operating earnings adjustments as defined above. In addition, segment accounting policies include the method of capital allocation described below.

   Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's and the Company's business.

   MetLife's economic capital model aligns segment allocated equity with emerging standards and consistent risk principles. The model applies statistics-based risk evaluation principles to the material risks to which the Company is exposed. These consistent risk principles include calibrating required economic capital shock factors to a specific confidence level and time horizon and applying an industry standard method for the inclusion of diversification benefits among risk types.

   Segment net investment income is credited or charged based on the level of allocated equity; however, changes in allocated equity do not impact the Company's consolidated net investment income, operating earnings or income
 (loss) from continuing operations, net of income tax.

   Net investment income is based upon the actual results of each segment's specifically identifiable investment portfolios adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


                                                                  Operating Earnings
                                                         -------------------------------------
                                                                  Corporate
                                                                   Benefit  Corporate                         Total
Year Ended December 31, 2013                              Retail   Funding   & Other   Total   Adjustments Consolidated
-------------------------------------------------------- -------- --------- --------- -------- ----------- ------------
                                                                                 (In millions)
Revenues
Premiums................................................ $    387  $   184   $    35  $    606 $       --   $      606
Universal life and investment-type product policy fees..    2,155       35        --     2,190        146        2,336
Net investment income...................................    1,614    1,162       112     2,888       (36)        2,852
Other revenues..........................................      587        5        --       592         --          592
Net investment gains (losses)...........................       --       --        --        --         82           82
Net derivative gains (losses)...........................       --       --        --        --    (1,052)      (1,052)
                                                         --------  -------   -------  -------- ----------   ----------
  Total revenues........................................    4,743    1,386       147     6,276      (860)        5,416
                                                         --------  -------   -------  -------- ----------   ----------
Expenses
Policyholder benefits and claims........................      737      749        14     1,500        207        1,707
Interest credited to policyholder account balances......      906      136        --     1,042        (5)        1,037
Goodwill impairment.....................................       --       --        --        --         66           66
Capitalization of DAC...................................    (475)      (2)      (27)     (504)         --        (504)
Amortization of DAC and VOBA............................      552        5         1       558      (508)           50
Interest expense on debt................................       --       --        68        68        122          190
Other expenses..........................................    1,816       36        71     1,923         --        1,923
                                                         --------  -------   -------  -------- ----------   ----------
  Total expenses........................................    3,536      924       127     4,587      (118)        4,469
                                                         --------  -------   -------  -------- ----------   ----------
Provision for income tax expense (benefit)..............      395      162      (86)       471      (244)          227
                                                         --------  -------   -------  -------- ----------   ----------
Operating earnings...................................... $    812  $   300   $   106     1,218
                                                         ========  =======   =======
Adjustments to:.........................................
  Total revenues........................................                                 (860)
  Total expenses........................................                                   118
  Provision for income tax (expense) benefit............                                   244
                                                                                      --------
Income (loss) from continuing operations, net of income
 tax....................................................                              $    720              $      720
                                                                                      ========              ==========

                                            Corporate
                                             Benefit  Corporate &
   At December 31, 2013            Retail    Funding     Other      Total
   ----------------------------- ---------- --------- ----------- ----------
                                                (In millions)
   Total assets................. $  146,515 $  30,822  $  10,702  $  188,039
   Separate account assets...... $   95,692 $   2,088  $      --  $   97,780
   Separate account liabilities. $   95,692 $   2,088  $      --  $   97,780

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


                                                                   Operating Earnings
                                                         ---------------------------------------
                                                                  Corporate
                                                                   Benefit  Corporate &                         Total
Year Ended December 31, 2012                              Retail   Funding     Other     Total   Adjustments Consolidated
-------------------------------------------------------- -------- --------- ----------- -------- ----------- ------------
                                                                                  (In millions)
Revenues
Premiums................................................ $    498 $    629   $    134   $  1,261 $       --  $     1,261
Universal life and investment-type product policy fees..    2,081       29         14      2,124        137        2,261
Net investment income...................................    1,525    1,167        185      2,877         75        2,952
Other revenues..........................................      505        6         --        511         --          511
Net investment gains (losses)...........................       --       --         --         --        152          152
Net derivative gains (losses)...........................       --       --         --         --      1,003        1,003
                                                         -------- --------   --------   -------- ----------  -----------
  Total revenues........................................    4,609    1,831        333      6,773      1,367        8,140
                                                         -------- --------   --------   -------- ----------  -----------
Expenses
Policyholder benefits and claims........................      738    1,161        128      2,027        362        2,389
Interest credited to policyholder account balances......      943      162         --      1,105         42        1,147
Goodwill impairment.....................................       --       --         --         --        394          394
Capitalization of DAC...................................    (848)      (5)       (33)      (886)         --        (886)
Amortization of DAC and VOBA............................      666       10          2        678        357        1,035
Interest expense on debt................................       --       --         68         68        163          231
Other expenses..........................................    2,229       39         66      2,334          6        2,340
                                                         -------- --------   --------   -------- ----------  -----------
  Total expenses........................................    3,728    1,367        231      5,326      1,324        6,650
                                                         -------- --------   --------   -------- ----------  -----------
Provision for income tax expense (benefit)..............      332      162       (30)        464       (92)          372
                                                         -------- --------   --------   --------             -----------
Operating earnings...................................... $    549 $    302   $    132        983
                                                         ======== ========   ========
Adjustments to:
  Total revenues........................................                                   1,367
  Total expenses........................................                                 (1,324)
  Provision for income tax (expense) benefit............                                      92
                                                                                        --------
Income (loss) from continuing operations, net of income
 tax....................................................                                $  1,118             $     1,118
                                                                                        ========             ===========

                                             Corporate
                                              Benefit  Corporate
    At December 31, 2012            Retail    Funding   & Other    Total
    ----------------------------- ---------- --------- --------- ----------
                                                (In millions)

    Total assets................. $  136,074  $33,140  $  15,323 $  184,537
    Separate account assets...... $   84,106  $ 2,008  $      -- $   86,114
    Separate account liabilities. $   84,106  $ 2,008  $      -- $   86,114

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)

                                                                    Operating Earnings
                                                         -----------------------------------------
                                                                    Corporate
                                                                     Benefit  Corporate                           Total
Year Ended December 31, 2011                               Retail    Funding   & Other    Total    Adjustments Consolidated
-------------------------------------------------------- ---------- --------- --------- ---------- ----------- ------------
                                                                                   (In millions)
Revenues
Premiums................................................ $      710  $  1,071  $     47 $    1,828 $        --  $     1,828
Universal life and investment-type product policy fees..      1,764        34        36      1,834         122        1,956
Net investment income...................................      1,423     1,175       181      2,779         295        3,074
Other revenues..........................................        502         5         1        508          --          508
Net investment gains (losses)...........................         --        --        --         --          35           35
Net derivative gains (losses)...........................         --        --        --         --       1,096        1,096
                                                         ----------  --------  -------- ---------- -----------  -----------
  Total revenues........................................      4,399     2,285       265      6,949       1,548        8,497
                                                         ----------  --------  -------- ---------- -----------  -----------
Expenses
Policyholder benefits and claims........................        896     1,598        46      2,540         120        2,660
Interest credited to policyholder account balances......        988       180        --      1,168          21        1,189
Goodwill impairment.....................................         --        --        --         --          --           --
Capitalization of DAC...................................    (1,301)       (7)      (57)    (1,365)          --      (1,365)
Amortization of DAC and VOBA............................        791         4         6        801         358        1,159
Interest expense on debt................................         --        --        67         67         322          389
Other expenses..........................................      2,568        42       163      2,773          25        2,798
                                                         ----------  --------  -------- ---------- -----------  -----------
  Total expenses........................................      3,942     1,817       225      5,984         846        6,830
                                                         ----------  --------  -------- ---------- -----------  -----------
Provision for income tax expense (benefit)..............        161       164      (70)        255         238          493
                                                         ----------  --------  -------- ----------              -----------
Operating earnings...................................... $      296  $    304  $    110        710
                                                         ==========  ========  ========
Adjustments to:
  Total revenues........................................                                     1,548
  Total expenses........................................                                     (846)
  Provision for income tax (expense) benefit............                                     (238)
                                                                                        ----------
Income (loss) from continuing operations, net of income
 tax....................................................                                $    1,174              $     1,174
                                                                                        ==========              ===========

  The following table presents total premiums, universal life and investment-type product policy fees and other revenues by major product groups of the Company's segments, as well as Corporate & Other:

                                           Years Ended December 31,
                                          --------------------------
                                            2013     2012     2011
                                          -------- -------- --------
                                                (In millions)
           Life insurance (1)............ $  3,528 $  4,026 $  4,285
           Accident and health insurance.        6        7        7
                                          -------- -------- --------
            Total........................ $  3,534 $  4,033 $  4,292
                                          ======== ======== ========

--------

(1) Includes annuities and corporate benefit funding products.

  Revenues derived from any customer did not exceed 10% of consolidated premiums, universal life and investment-type product policy fees and other revenues for the years ended December 31, 2013, 2012 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


  The following table presents total premiums, universal life and investment-type product policy fees and other revenues associated with the Company's U.S. and foreign operations:

                                    Years Ended December 31,
                                   --------------------------
                                     2013     2012     2011
                                   -------- -------- --------
                                         (In millions)
                  U.S............. $  3,442 $  3,329 $  3,222
                  Foreign:
                   United Kingdom.       92      556      986
                   Other (1)......       --      148       84
                                   -------- -------- --------
                     Total........ $  3,534 $  4,033 $  4,292
                                   ======== ======== ========

--------

(1)See Note 3 for information on the disposition of a subsidiary.

3. Dispositions

Disposition

  In June 2012, the Company distributed all of the issued and outstanding shares of common stock of its wholly-owned subsidiary, MetLife Europe Limited ("MetLife Europe") to its stockholders as an in-kind dividend. The net book value of MetLife Europe at the time of the dividend was $290 million which was recorded as a dividend of retained earnings of $347 million and an increase to OCI of $57 million, net of income tax. As of the date of dividend, the Company no longer consolidates the assets, liabilities and operations of MetLife Europe. The net income of MetLife Europe was not material to the Company for the periods prior to the dividend. The results of MetLife Europe were reported in Corporate & Other. See Note 2 for a discussion of Corporate & Other.

Discontinued Operations

  The following table summarizes the amounts that have been reflected as discontinued operations in the consolidated statements of operations. Income
(loss) from discontinued operations includes real estate classified as held-for-sale or sold.

                                                               Year Ended December 31, 2012
                                                               ----------------------------
                                                                      (In millions)
Total revenues................................................        $                  12
Total expenses................................................                           --
                                                                      ---------------------
Income (loss) before provision for income tax.................                           12
Provision for income tax expense (benefit)....................                            4
                                                                      ---------------------
Income (loss) from discontinued operations, net of income tax.        $                   8
                                                                      =====================

  There was no income (loss) from discontinued operations, net of income tax, for both of the years ended December 31, 2013 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


4. Insurance

Insurance Liabilities

  Insurance liabilities, including affiliated insurance liabilities on reinsurance assumed and ceded, are comprised of future policy benefits, PABs and other policy-related balances. Information regarding insurance liabilities by segment, as well as Corporate & Other, was as follows at:

                                               December 31,
                                            -------------------
                                              2013      2012
                                            --------- ---------
                                               (In millions)
                 Retail.................... $  35,844 $  37,642
                 Corporate Benefit Funding.    22,222    23,766
                 Corporate & Other.........     6,542     6,289
                                            --------- ---------
                  Total.................... $  64,608 $  67,697
                                            ========= =========

  See Note 6 for discussion of affiliated reinsurance liabilities included in the table above.

  Future policy benefits are measured as follows:

  Product Type:                        Measurement Assumptions:
  ---------------------------------------------------------------------------
  Participating life                   Aggregate of net level premium
                                       reserves for death and endowment
                                       policy benefits (calculated based
                                       upon the non-forfeiture interest rate
                                       of 4%, and mortality rates guaranteed
                                       in calculating the cash surrender
                                       values described in such contracts).
  ---------------------------------------------------------------------------
  Nonparticipating life                Aggregate of the present value of
                                       expected future benefit payments and
                                       related expenses less the present
                                       value of expected future net
                                       premiums. Assumptions as to mortality
                                       and persistency are based upon the
                                       Company's experience when the basis
                                       of the liability is established.
                                       Interest rate assumptions for the
                                       aggregate future policy benefit
                                       liabilities range from 2% to 7%.
  ---------------------------------------------------------------------------
  Individual and group traditional     Present value of expected future
  fixed annuities after annuitization  payments. Interest rate assumptions used in establishing such liabilities
                                       range from 4% to 8%.
  ---------------------------------------------------------------------------
  Non-medical health insurance         The net level premium method and
                                       assumptions as to future morbidity,
                                       withdrawals and interest, which
                                       provide a margin for adverse
                                       deviation. Interest rate assumptions
                                       used in establishing such liabilities
                                       range from 4% to 7%.
  ---------------------------------------------------------------------------
  Disabled lives                       Present value of benefits method and
                                       experience assumptions as to claim
                                       terminations, expenses and interest.
                                       Interest rate assumptions used in
                                       establishing such liabilities range
                                       from 3% to 7%.
  ---------------------------------------------------------------------------

  Participating business represented 3% and 2% of the Company's life insurance in-force at December 31, 2013 and 2012, respectively. Participating policies represented 32%, 24% and 10% of gross life insurance premiums for the years ended December 31, 2013, 2012 and 2011, respectively.

  PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 8%, less expenses, mortality charges and withdrawals; and (iii) fair value adjustments relating to business combinations.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


Guarantees

  The Company issues variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWBs and the portion of certain GMIBs that does not require annuitization are accounted for as embedded derivatives in PABs and are further discussed in Note 8. Guarantees accounted for as insurance liabilities include:

Guarantee:                                    Measurement Assumptions:
-------------------------------------------------------------------------------------------------
GMDBs  .  A return of purchase payment upon   Present value of expected death benefits in
          death even if the account value is    excess of the projected account balance
          reduced to zero.                      recognizing the excess ratably over the
                                                accumulation period based on the present
                                                value of total expected assessments.

       .  An enhanced death benefit may be    Assumptions are consistent with those used
          available for an additional fee.      for amortizing DAC, and are thus subject to
                                                the same variability and risk.

                                              Investment performance and volatility
                                                assumptions are consistent with the historical
                                                experience of the appropriate underlying
                                                equity index, such as the S&P 500 Index.

                                              Benefit assumptions are based on the average
                                                benefits payable over a range of scenarios.
-------------------------------------------------------------------------------------------------
GMIBs  .  After a specified period of time    Present value of expected income benefits in
          determined at the time of issuance    excess of the projected account balance at
          of the variable annuity contract,     any future date of annuitization and
          a minimum accumulation of purchase    recognizing the excess ratably over the
          payments, even if the account         accumulation period based on present value
          value is reduced to zero, that can    of total expected assessments.
          be annuitized to receive a monthly
          income stream that is not less
          than a specified amount.
       .  Certain contracts also provide for  Assumptions are consistent with those used
          a guaranteed lump sum return of       for estimating GMDB liabilities.
          purchase premium in lieu of the
          annuitization benefit.

                                              Calculation incorporates an assumption for
                                                the percentage of the potential annuitizations
                                                that may be elected by the contractholder.
-------------------------------------------------------------------------------------------------
GMWBs. .  A return of purchase payment via    Expected value of the life contingent
          partial withdrawals, even if the      payments and expected assessments using
          account value is reduced to zero,     assumptions consistent with those used for
          provided that cumulative              estimating the GMDB liabilities.
          withdrawals in a contract year do
          not exceed a certain limit.

       .  Certain contracts include
          guaranteed withdrawals that are
          life contingent.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


  Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity and universal and variable life contracts was as follows:

                                                    Universal and
                                                    Variable Life
                                  Annuity Contracts   Contracts
                                  ----------------- -------------
                                                      Secondary
                                   GMDBs    GMIBs    Guarantees     Total
                                  -------- -------- ------------- ---------
                                                (In millions)
    Direct
    Balance at January 1, 2011... $     79 $    281     $     896 $   1,256
    Incurred guaranteed benefits.       84      128           140       352
    Paid guaranteed benefits.....     (25)       --            --      (25)
                                  -------- --------     --------- ---------
    Balance at December 31, 2011.      138      409         1,036     1,583
    Incurred guaranteed benefits.      108      402           332       842
    Paid guaranteed benefits.....     (29)       --            --      (29)
                                  -------- --------     --------- ---------
    Balance at December 31, 2012.      217      811         1,368     2,396
    Incurred guaranteed benefits.      155      127           415       697
    Paid guaranteed benefits.....     (17)       --            --      (17)
                                  -------- --------     --------- ---------
    Balance at December 31, 2013. $    355 $    938     $   1,783 $   3,076
                                  ======== ========     ========= =========
    Ceded
    Balance at January 1, 2011... $     76 $     97     $     657 $     830
    Incurred guaranteed benefits.       59       42           110       211
    Paid guaranteed benefits.....     (21)       --            --      (21)
                                  -------- --------     --------- ---------
    Balance at December 31, 2011.      114      139           767     1,020
    Incurred guaranteed benefits.       56      129           267       452
    Paid guaranteed benefits.....     (25)       --            --      (25)
                                  -------- --------     --------- ---------
    Balance at December 31, 2012.      145      268         1,034     1,447
    Incurred guaranteed benefits.       85       31           334       450
    Paid guaranteed benefits.....     (15)       --            --      (15)
                                  -------- --------     --------- ---------
    Balance at December 31, 2013. $    215 $    299     $   1,368 $   1,882
                                  ======== ========     ========= =========
    Net
    Balance at January 1, 2011... $      3 $    184     $     239 $     426
    Incurred guaranteed benefits.       25       86            30       141
    Paid guaranteed benefits.....      (4)       --            --       (4)
                                  -------- --------     --------- ---------
    Balance at December 31, 2011.       24      270           269       563
    Incurred guaranteed benefits.       52      273            65       390
    Paid guaranteed benefits.....      (4)       --            --       (4)
                                  -------- --------     --------- ---------
    Balance at December 31, 2012.       72      543           334       949
    Incurred guaranteed benefits.       70       96            81       247
    Paid guaranteed benefits.....      (2)       --            --       (2)
                                  -------- --------     --------- ---------
    Balance at December 31, 2013. $    140 $    639     $     415 $   1,194
                                  ======== ========     ========= =========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


  Account balances of contracts with insurance guarantees were invested in separate account asset classes as follows at:

                                          December 31,
                                       -------------------
                                         2013      2012
                                       --------- ---------
                                          (In millions)
                      Fund Groupings:
                      Equity.......... $  46,559 $  39,113
                      Balanced........    41,894    37,528
                      Bond............     4,270     4,678
                      Money Market....       789       879
                                       --------- ---------
                       Total.......... $  93,512 $  82,198
                                       ========= =========

  Based on the type of guarantee, the Company defines net amount at risk ("NAR") as listed below.

 Variable Annuity Guarantees

  In the Event of Death

    Defined as the death benefit less the total contract account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.

  At Annuitization

    Defined as the amount (if any) that would be required to be added to the total contract account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that allow annuitization of the guaranteed amount only after the 10th anniversary of the contract, which not all contractholders have achieved.

 Universal and Variable Life Contracts

   Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

   The amounts in the table below include direct business, but exclude offsets from hedging or reinsurance, if any. See Note 6 for a discussion of certain living and death benefit guarantees which have been reinsured. Therefore, the NARs presented below reflect the economic exposures of living and death benefit guarantees associated with variable annuities, but not necessarily their impact on the Company.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


   Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts was as follows at:

                                                               December 31,
                                         ---------------------------------------------------------
                                                     2013                         2012
                                         ---------------------------- ----------------------------
                                             In the          At           In the          At
                                         Event of Death Annuitization Event of Death Annuitization
                                         -------------- ------------- -------------- -------------
                                                               (In millions)
Annuity Contracts (1)
Variable Annuity Guarantees
Total contract account value............  $   100,420    $    57,041   $    89,671    $    51,411
Separate account value..................  $    95,637    $    55,805   $    84,106    $    49,778
Net amount at risk......................  $     2,230    $       562   $     3,117    $     2,316
Average attained age of contractholders.     64 years       64 years      63 years       63 years

                                                        December 31,
                                                   -----------------------
                                                      2013        2012
                                                   ----------- -----------
                                                    Secondary Guarantees
                                                   -----------------------
                                                        (In millions)
     Universal and Variable Life Contracts (1)
     Account value (general and separate account). $     6,360 $     5,812
     Net amount at risk........................... $    91,264 $    86,468
     Average attained age of policyholders........    58 years    58 years

--------

(1)The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

Obligations Under Funding Agreements

  The Company issues fixed and floating rate funding agreements, which are denominated in either U.S. dollars or foreign currencies, to certain special purpose entities ("SPEs") that have issued either debt securities or commercial paper for which payment of interest and principal is secured by such funding agreements. During the years ended December 31, 2013, 2012 and 2011, the Company issued $10.9 billion, $10.3 billion and $12.5 billion, respectively, and repaid $11.7 billion, $9.6 billion and $13.4 billion, respectively, of such funding agreements. At December 31, 2013 and 2012, liabilities for funding agreements outstanding, which are included in PABs, were $5.3 billion and $6.1 billion, respectively.

  MetLife Insurance Company of Connecticut and MLI-USA, are members of regional banks in the Federal Home Loan Bank ("FHLB") system ("FHLBanks"). Holdings of common stock of FHLBanks, included in equity securities, were as follows at:

                                           December 31,
                                       ---------------------
                                          2013       2012
                                       ---------- ----------
                                           (In millions)
                   FHLB of Boston..... $       64 $       67
                   FHLB of Pittsburgh. $       20 $       11

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


  The Company has also entered into funding agreements with FHLBanks and the Federal Agricultural Mortgage Corporation, a federally chartered instrumentality of the U.S. ("Farmer Mac"). The liability for such funding agreements is included in PABs. Information related to such funding agreements was as follows at:

                                    Liability           Collateral
                               ------------------- ---------------------
                                             December 31,
                               -----------------------------------------
                                 2013      2012       2013       2012
                               --------- --------- ---------- ----------
                                             (In millions)
       FHLB of Boston (1)..... $     450 $     450 $  808 (2) $  537 (2)
       Farmer Mac (3)......... $     200 $     200 $      230 $      230
       FHLB of Pittsburgh (1). $     200 $      -- $  602 (2) $  595 (2)

--------

(1)Represents funding agreements issued to the applicable FHLBank in exchange for cash and for which such FHLBank has been granted a lien on certain assets, some of which are in the custody of such FHLBank, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of such FHLBank as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, such FHLBank's recovery on the collateral is limited to the amount of the Company's liability to such FHLBank.

(2)Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

(3)Represents funding agreements issued to certain SPEs that have issued debt securities for which payment of interest and principal is secured by such funding agreements, and such debt securities are also guaranteed as to payment of interest and principal by Farmer Mac. The obligations under these funding agreements are secured by a pledge of certain eligible agricultural real estate mortgage loans and may, under certain circumstances, be secured by other qualified collateral. The amount of collateral presented is at carrying value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


Liabilities for Unpaid Claims and Claim Expenses

  Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits and other policy-related balances, was as follows:

                                            Years Ended December 31,
                                           --------------------------
                                             2013     2012     2011
                                           -------- -------- --------
                                                 (In millions)
          Balance at January 1,........... $  1,216 $  1,079 $    978
           Less: Reinsurance recoverables.    1,124      980      878
                                           -------- -------- --------
          Net balance at January 1,.......       92       99      100
                                           -------- -------- --------
          Incurred related to:
           Current year...................        5        5        5
           Prior years (1)................        4      (2)        4
                                           -------- -------- --------
             Total incurred...............        9        3        9
                                           -------- -------- --------
          Paid related to:
           Current year...................       --       --       --
           Prior years....................     (11)     (10)     (10)
                                           -------- -------- --------
             Total paid...................     (11)     (10)     (10)
                                           -------- -------- --------
          Net balance at December 31,.....       90       92       99
           Add: Reinsurance recoverables..    1,235    1,124      980
                                           -------- -------- --------
          Balance at December 31,......... $  1,325 $  1,216 $  1,079
                                           ======== ======== ========

--------

(1)During 2013, 2012 and 2011, claims and claim adjustment expenses associated with prior years changed due to differences between the actual benefits paid and expected benefits owed during those periods.

Separate Accounts

  Separate account assets and liabilities primarily include pass-through separate accounts totaling $97.6 billion and $85.9 billion at December 31, 2013 and 2012, respectively, for which the policyholder assumes all investment risk.

  For the years ended December 31, 2013, 2012 and 2011, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

5. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

  See Note 1 for a description of capitalized acquisition costs.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)


Nonparticipating and Non-Dividend-Paying Traditional Contracts

  The Company amortizes DAC and VOBA related to these contracts (primarily term insurance) over the appropriate premium paying period in proportion to the historic actual and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

Participating, Dividend-Paying Traditional Contracts

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency and other factor changes, as well as policyholder dividend scales are reasonably likely to impact significantly the rate of DAC amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC balances.

Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

  The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)

cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

  Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These assumptions primarily relate to investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

  Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)


  Information regarding DAC and VOBA was as follows:

                                                                    Years Ended December 31,
                                                                  ----------------------------
                                                                    2013      2012      2011
                                                                  --------  --------  --------
                                                                          (In millions)
DAC
Balance at January 1,............................................ $  3,079  $  3,215  $  2,718
Capitalizations..................................................      504       886     1,365
Amortization related to:
 Net investment gains (losses) and net derivative gains (losses).      484      (331)     (339)
 Other expenses..................................................     (404)     (513)     (477)
                                                                  --------  --------  --------
   Total amortization............................................       80      (844)     (816)
                                                                  --------  --------  --------
Unrealized investment gains (losses).............................       80       (19)      (49)
Disposition and other (1), (2)...................................      138      (159)       (3)
                                                                  --------  --------  --------
Balance at December 31,..........................................    3,881     3,079     3,215
                                                                  --------  --------  --------
VOBA
Balance at January 1,............................................      667     1,006     1,686
Amortization related to:
 Net investment gains (losses) and net derivative gains (losses).        5        --       (29)
 Other expenses..................................................     (135)     (191)     (314)
                                                                  --------  --------  --------
   Total amortization............................................     (130)     (191)     (343)
                                                                  --------  --------  --------
Unrealized investment gains (losses).............................      312      (148)     (337)
                                                                  --------  --------  --------
Balance at December 31,..........................................      849       667     1,006
                                                                  --------  --------  --------
Total DAC and VOBA
Balance at December 31,.......................................... $  4,730  $  3,746  $  4,221
                                                                  ========  ========  ========

--------

(1)The year ended December 31, 2013 includes $138 million that was reclassified to DAC from premiums, reinsurance and other receivables. The amounts reclassified relate to an affiliated reinsurance agreement accounted for using the deposit method of accounting and represent the DAC amortization on the expense allowances ceded on the agreement from inception. These amounts were previously included in the calculated value of the deposit receivable on this agreement and recorded within premiums, reinsurance and other receivables.

(2)See Note 3 for information on the disposition of a subsidiary.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)


  Information regarding total DAC and VOBA by segment, as well as Corporate & Other, was as follows at:

                                               December 31,
                                             -----------------
                                               2013     2012
                                             -------- --------
                                               (In millions)
                  Retail.................... $  4,698 $  3,738
                  Corporate Benefit Funding.        6        8
                  Corporate & Other.........       26       --
                                             -------- --------
                   Total.................... $  4,730 $  3,746
                                             ======== ========

  Information regarding other policy-related intangibles was as follows:

                                          Years Ended December 31,
                                          -----------------------
                                           2013     2012    2011
                                          -------  ------- -------
                                               (In millions)
              Deferred Sales Inducements
              Balance at January 1,...... $   509  $   535 $   537
              Capitalization.............       6       21      79
              Amortization...............    (32)     (47)    (81)
                                          -------  ------- -------
              Balance at December 31,.... $   483  $   509 $   535
                                          =======  ======= =======
              VODA and VOCRA
              Balance at January 1,...... $   175  $   190 $   203
              Amortization...............    (16)     (15)    (13)
                                          -------  ------- -------
              Balance at December 31,.... $   159  $   175 $   190
                                          =======  ======= =======
              Accumulated amortization... $    81  $    65 $    50
                                          =======  ======= =======

  The estimated future amortization expense to be reported in other expenses for the next five years is as follows:

                                              VOBA      VODA and VOCRA
                                         -------------- --------------
                                                 (In millions)
          2014.......................... $          176 $          17
          2015.......................... $          141 $          17
          2016.......................... $          114 $          15
          2017.......................... $           94 $          14
          2018.......................... $           78 $          13

6. Reinsurance

  The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated and unaffiliated companies. The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 7.

Retail

  The Company's Retail Annuities business reinsures 100% of the living and death benefit guarantees issued in connection with most of its variable annuities issued since 2006 to an affiliated reinsurer and certain portions of the living and death benefit guarantees issued in connection with its variable annuities issued prior to 2006 to affiliated and unaffiliated reinsurers. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 90% of its fixed annuities to an affiliated reinsurer. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  For its Retail Life & Other insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. The Company currently reinsures 100% of the mortality risk in excess of $100,000 per life for most new policies and reinsures up to 100% of the mortality risk for certain other policies. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company also reinsures the risk associated with secondary death benefit guarantees on certain universal life insurance policies to affiliates. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

Corporate Benefit Funding

  The Company's Corporate Benefit Funding segment has periodically engaged in reinsurance activities, on an opportunistic basis. The impact of these activities on the financial results of this segment has not been significant and there were no additional transactions during the periods presented.

Corporate & Other

  The Company also reinsures, through 100% quota share reinsurance agreements, certain run-off LTC and workers' compensation business written by the Company.

Catastrophe Coverage

  The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


Reinsurance Recoverables

  The Company reinsures its business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2013 and 2012, were not significant.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $2.0 billion and $2.2 billion of unsecured unaffiliated reinsurance recoverable balances at December 31, 2013 and 2012, respectively.

  At December 31, 2013, the Company had $7.5 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $6.7 billion, or 89%, were with the Company's five largest unaffiliated ceded reinsurers, including $1.2 billion of net unaffiliated ceded reinsurance recoverables which were unsecured. At December 31, 2012, the Company had $7.2 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $6.5 billion, or 90%, were with the Company's five largest unaffiliated ceded reinsurers, including $1.4 billion of net unaffiliated ceded reinsurance recoverables which were unsecured.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  The amounts in the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                  Years Ended December 31,
                                                                ----------------------------
                                                                  2013      2012      2011
                                                                --------  --------  --------
                                                                        (In millions)
Premiums
 Direct premiums............................................... $  1,561  $  2,063  $  2,429
 Reinsurance assumed...........................................       10        11         7
 Reinsurance ceded.............................................     (965)     (813)     (608)
                                                                --------  --------  --------
   Net premiums................................................ $    606  $  1,261  $  1,828
                                                                ========  ========  ========
Universal life and investment-type product policy fees
 Direct universal life and investment-type product policy fees. $  3,248  $  2,972  $  2,572
 Reinsurance assumed...........................................       84        87        92
 Reinsurance ceded.............................................     (996)     (798)     (708)
                                                                --------  --------  --------
   Net universal life and investment-type product policy fees.. $  2,336  $  2,261  $  1,956
                                                                ========  ========  ========
Other revenues
 Direct other revenues......................................... $    259  $    231  $    209
 Reinsurance assumed...........................................       --        --        --
 Reinsurance ceded.............................................      333       280       299
                                                                --------  --------  --------
   Net other revenues.......................................... $    592  $    511  $    508
                                                                ========  ========  ========
Policyholder benefits and claims
 Direct policyholder benefits and claims....................... $  3,732  $  4,139  $  4,277
 Reinsurance assumed...........................................       15        23        20
 Reinsurance ceded.............................................   (2,040)   (1,773)   (1,637)
                                                                --------  --------  --------
   Net policyholder benefits and claims........................ $  1,707  $  2,389  $  2,660
                                                                ========  ========  ========
Interest credited to policyholder account balances
 Direct interest credited to policyholder account balances..... $  1,089  $  1,185  $  1,206
 Reinsurance assumed...........................................       73        71        68
 Reinsurance ceded.............................................     (125)     (109)      (85)
                                                                --------  --------  --------
   Net interest credited to policyholder account balances...... $  1,037  $  1,147  $  1,189
                                                                ========  ========  ========
Other expenses
 Direct other expenses......................................... $  1,568  $  2,562  $  2,781
 Reinsurance assumed...........................................       28        33        48
 Reinsurance ceded.............................................       63       125       152
                                                                --------  --------  --------
   Net other expenses.......................................... $  1,659  $  2,720  $  2,981
                                                                ========  ========  ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  The amounts in the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                                December 31,
                              ---------------------------------------------------------------------------------
                                                2013                                     2012
                              ---------------------------------------- ----------------------------------------
                                                               Total                                    Total
                                                              Balance                                  Balance
                                Direct   Assumed    Ceded      Sheet     Direct   Assumed    Ceded      Sheet
                              ---------- -------- ---------  --------- ---------- -------- ---------  ---------
                                                                (In millions)
Assets
Premiums, reinsurance and
 other receivables........... $      221 $     28 $  20,360  $  20,609 $      396 $     35 $  21,496  $  21,927
Deferred policy acquisition
 costs and value of business
 acquired....................      5,191      123      (584)     4,730      4,264      121      (639)     3,746
                              ---------- -------- ---------  --------- ---------- -------- ---------  ---------
  Total assets............... $    5,412 $    151 $  19,776  $  25,339 $    4,660 $    156 $  20,857  $  25,673
                              ========== ======== =========  ========= ========== ======== =========  =========
Liabilities
Other policy-related
 balances.................... $      712 $  1,641 $     811  $   3,164 $      691 $  1,592 $     855  $   3,138
Other liabilities............      1,257       10     5,509      6,776      1,396       11     5,140      6,547
                              ---------- -------- ---------  --------- ---------- -------- ---------  ---------
  Total liabilities.......... $    1,969 $  1,651 $   6,320  $   9,940 $    2,087 $  1,603 $   5,995  $   9,685
                              ========== ======== =========  ========= ========== ======== =========  =========

  Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance were $4.6 billion and $4.7 billion at December 31, 2013 and 2012, respectively. There were no deposit liabilities on reinsurance at both December 31, 2013 and 2012.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


Related Party Reinsurance Transactions

  The Company has reinsurance agreements with certain MetLife subsidiaries, including MLIC, MetLife Reinsurance Company of South Carolina, Exeter, General American Life Insurance Company, MLIIC, MetLife Reinsurance Company of Vermont and MetLife Reinsurance Company of Delaware ("MRD"), all of which are related parties.

  Information regarding the significant effects of affiliated reinsurance included in the consolidated statements of operations was as follows:

                                                                Years Ended December 31,
                                                               -------------------------
                                                                 2013     2012     2011
                                                               -------  -------  -------
                                                                     (In millions)
Premiums
 Reinsurance assumed.......................................... $    10  $    11  $     7
 Reinsurance ceded............................................    (638)    (478)    (286)
                                                               -------  -------  -------
   Net premiums............................................... $  (628) $  (467) $  (279)
                                                               =======  =======  =======
Universal life and investment-type product policy fees
 Reinsurance assumed.......................................... $    84  $    87  $    92
 Reinsurance ceded............................................    (585)    (444)    (400)
                                                               -------  -------  -------
   Net universal life and investment-type product policy fees. $  (501) $  (357) $  (308)
                                                               =======  =======  =======
Other revenues
 Reinsurance assumed.......................................... $    --  $    --  $    --
 Reinsurance ceded............................................     332      280      299
                                                               -------  -------  -------
   Net other revenues......................................... $   332  $   280  $   299
                                                               =======  =======  =======
Policyholder benefits and claims
 Reinsurance assumed.......................................... $    13  $    21  $    18
 Reinsurance ceded............................................    (800)    (780)    (484)
                                                               -------  -------  -------
   Net policyholder benefits and claims....................... $  (787) $  (759) $  (466)
                                                               =======  =======  =======
Interest credited to policyholder account balances
 Reinsurance assumed.......................................... $    73  $    71  $    68
 Reinsurance ceded............................................    (125)    (109)     (84)
                                                               -------  -------  -------
   Net interest credited to policyholder account balances..... $   (52) $   (38) $   (16)
                                                               =======  =======  =======
Other expenses
 Reinsurance assumed.......................................... $    28  $    33  $    48
 Reinsurance ceded............................................      92      157      204
                                                               -------  -------  -------
   Net other expenses......................................... $   120  $   190  $   252
                                                               =======  =======  =======

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  Information regarding the significant effects of affiliated reinsurance included in the consolidated balance sheets was as follows at:

                                                                      December 31,
                                                         --------------------------------------
                                                                2013                2012
                                                         ------------------  ------------------
                                                         Assumed    Ceded    Assumed    Ceded
                                                         -------- ---------  -------- ---------
                                                                      (In millions)
Assets
Premiums, reinsurance and other receivables............. $     28 $  12,710  $     35 $  14,171
Deferred policy acquisition costs and value of business
  acquired..............................................      122      (579)      121      (642)
                                                         -------- ---------  -------- ---------
 Total assets........................................... $    150 $  12,131  $    156 $  13,529
                                                         ======== =========  ======== =========
Liabilities
Other policy-related balances........................... $  1,640 $     811  $  1,592 $     855
Other liabilities.......................................        9     5,260        10     4,894
                                                         -------- ---------  -------- ---------
 Total liabilities...................................... $  1,649 $   6,071  $  1,602 $   5,749
                                                         ======== =========  ======== =========

  Effective October 1, 2012, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRD, on a 90% coinsurance with funds withheld basis. The agreement covers certain term and certain universal life policies issued in 2012 by MLI-USA and was amended in 2013 to include certain term and universal life policies issued by MLI-USA through December 31, 2013. The agreement transfers risk to MRD and, therefore, is accounted for as reinsurance. As a result of the agreement, affiliated reinsurance recoverables, included in premiums, reinsurance and other receivables, were $917 million and $407 million at December 31, 2013 and 2012, respectively. MLI-USA also recorded a funds withheld liability and other reinsurance payables, included in other liabilities, which were $798 million and $438 million at December 31, 2013 and 2012, respectively. Certain contractual features of this agreement qualify as embedded derivatives, which are separately accounted for at fair value on the Company's consolidated balance sheets. The embedded derivative related to the funds withheld associated with this reinsurance agreement is included within other liabilities and was ($14) million and $6 million at December 31, 2013 and 2012, respectively. The Company's consolidated statements of operations reflected a loss for this agreement of $50 million and $37 million for the years ended December 31, 2013 and 2012, respectively, which included net derivative gains (losses) of $20 million and ($6) million for the years ended December 31, 2013 and 2012, respectively, related to the embedded derivative.

  The Company ceded risks to affiliates related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were assets of $912 million and $3.6 billion at December 31, 2013 and 2012, respectively. Net derivative gains (losses) associated with the embedded derivatives were ($3.0) billion, $524 million, and $1.6 billion for the years ended December 31, 2013, 2012 and 2011, respectively.

  MLI-USA ceded two blocks of business to an affiliate on a 90% coinsurance with funds withheld basis. Certain contractual features of this agreement qualify as embedded derivatives, which are separately accounted for at estimated fair value on the Company's consolidated balance sheets. The embedded derivative related to the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)

funds withheld associated with this reinsurance agreement is included within other liabilities and increased the funds withheld balance by $48 million and $546 million at December 31, 2013 and 2012, respectively. Net derivative gains (losses) associated with the embedded derivatives were $498 million, ($107) million and ($434) million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $5.9 billion and $6.1 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2013 and 2012, respectively.

  Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $4.4 billion and $4.6 billion at December 31, 2013 and 2012, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2013 and 2012.

7. Investments

  See Note 9 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

  The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Fixed Maturity and Equity Securities AFS

 Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate and foreign corporate fixed maturity securities and non-redeemable preferred stock is reported within equity securities. Included within fixed maturity securities are structured securities including RMBS, ABS and commercial mortgage-backed securities ("CMBS").

                                               December 31, 2013                             December 31, 2012
                                 --------------------------------------------- ---------------------------------------------
                                               Gross Unrealized                              Gross Unrealized
                                  Cost or  ------------------------- Estimated  Cost or  ------------------------- Estimated
                                 Amortized          Temporary  OTTI    Fair    Amortized          Temporary  OTTI    Fair
                                   Cost     Gains    Losses   Losses   Value     Cost     Gains    Losses   Losses   Value
                                 --------- -------- --------- ------ --------- --------- -------- --------- ------ ---------
                                                                        (In millions)
Fixed maturity securities
U.S. corporate.................. $  15,779 $  1,130 $     207 $  --  $  16,702 $  16,914 $  2,063 $      82 $  --  $  18,895
Foreign corporate...............     8,111      485        79    --      8,517     8,618      853        26    --      9,445
U.S. Treasury and agency........     8,188      334       228    --      8,294     7,678    1,186        --    --      8,864
RMBS............................     4,587      201        59    41      4,688     5,492      360        50    64      5,738
State and political subdivision.     2,147      139        62    --      2,224     2,002      354        27    --      2,329
ABS.............................     2,081       32        12    --      2,101     2,204       67        18    --      2,253
CMBS............................     1,546       62         4    --      1,604     2,221      141         6    --      2,356
Foreign government..............     1,038      103        19    --      1,122       876      214         2    --      1,088
                                 --------- -------- --------- -----  --------- --------- -------- --------- -----  ---------
 Total fixed maturity
  securities.................... $  43,477 $  2,486 $     670 $  41  $  45,252 $  46,005 $  5,238 $     211 $  64  $  50,968
                                 ========= ======== ========= =====  ========= ========= ======== ========= =====  =========
Equity securities
Non-redeemable preferred
 stock.......................... $     236 $      9 $      28 $  --  $     217 $     151 $     11 $      22 $  --  $     140
Common stock....................       161       40        --    --        201       160       18         1    --        177
                                 --------- -------- --------- -----  --------- --------- -------- --------- -----  ---------
 Total equity securities........ $     397 $     49 $      28 $  --  $     418 $     311 $     29 $      23 $  --  $     317
                                 ========= ======== ========= =====  ========= ========= ======== ========= =====  =========

   The Company held non-income producing fixed maturity securities with an estimated fair value of $30 million and $22 million with unrealized gains (losses) of $6 million and $3 million at December 31, 2013 and 2012, respectively.

 Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

   Amortization of premium and accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Maturities of Fixed Maturity Securities

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                         December 31,
                                            ---------------------------------------
                                                   2013                2012
                                            ------------------- -------------------
                                                      Estimated           Estimated
                                            Amortized   Fair    Amortized   Fair
                                              Cost      Value     Cost      Value
                                            --------- --------- --------- ---------
                                                         (In millions)
Due in one year or less.................... $   2,934 $   2,966 $   4,831 $   4,875
Due after one year through five years......     8,895     9,301     8,646     9,192
Due after five years through ten years.....     7,433     7,970     7,967     8,960
Due after ten years........................    16,001    16,622    14,644    17,594
                                            --------- --------- --------- ---------
   Subtotal................................    35,263    36,859    36,088    40,621
Structured securities (RMBS, ABS and CMBS).     8,214     8,393     9,917    10,347
                                            --------- --------- --------- ---------
       Total fixed maturity securities..... $  43,477 $  45,252 $  46,005 $  50,968
                                            ========= ========= ========= =========

   Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. RMBS, ABS and CMBS are shown separately, as they are not due at a single maturity.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position.

                                              December 31, 2013                         December 31, 2012
                                  ----------------------------------------- -----------------------------------------
                                                       Equal to or Greater                       Equal to or Greater
                                  Less than 12 Months     than 12 Months    Less than 12 Months     than 12 Months
                                  -------------------- -------------------- -------------------- --------------------
                                  Estimated   Gross    Estimated   Gross    Estimated   Gross    Estimated   Gross
                                    Fair    Unrealized   Fair    Unrealized   Fair    Unrealized   Fair    Unrealized
                                    Value     Losses     Value     Losses     Value     Losses     Value     Losses
                                  --------- ---------- --------- ---------- --------- ---------- --------- ----------
                                                      (In millions, except number of securities)
Fixed maturity securities
U.S. corporate................... $   2,526  $   141   $    470    $   66   $    784    $   16   $    621    $   66
Foreign corporate................     1,520       70        135         9        494         8        203        18
U.S. Treasury and agency.........     3,825      228         --        --        200        --         --        --
RMBS.............................       996       35        457        65         62         6        781       108
State and political subdivision..       630       44         64        18         44         2         55        25
ABS..............................       680        5        104         7        208         1        266        17
CMBS.............................       143        4          7        --         59         1        101         5
Foreign government...............       264       19          1        --        116         2         --        --
                                  ---------  -------   --------    ------   --------    ------   --------    ------
  Total fixed maturity
   securities.................... $  10,584  $   546   $  1,238    $  165   $  1,967    $   36   $  2,027    $  239
                                  =========  =======   ========    ======   ========    ======   ========    ======
Equity securities
Non-redeemable preferred
 stock........................... $     105  $    21   $     33    $    7   $     --    $   --   $     50    $   22
Common stock.....................         3       --          7        --         10         1          7        --
                                  ---------  -------   --------    ------   --------    ------   --------    ------
  Total equity securities........ $     108  $    21   $     40    $    7   $     10    $    1   $     57    $   22
                                  =========  =======   ========    ======   ========    ======   ========    ======
Total number of securities in an
 unrealized loss position........     1,081                 297                  327                  420
                                  =========            ========             ========             ========

 Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

  Evaluation and Measurement Methodologies

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
  (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

  natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

    With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


    The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

    In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

  Current Period Evaluation

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2013. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities increased $436 million during the year ended December 31, 2013 from $275 million to $711 million. The increase in gross unrealized losses for the year ended December 31, 2013, was primarily attributable to an increase in interest rates, partially offset by narrowing credit spreads.

    At December 31, 2013, $61 million of the total $711 million of gross unrealized losses were from 18 fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

  Investment Grade Fixed Maturity Securities

    Of the $61 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $41 million, or 67%, are related to gross unrealized losses on 13 investment grade fixed maturity securities. Unrealized losses on investment grade fixed maturity securities are principally related to widening credit spreads, and with respect to fixed-rate fixed maturity securities, rising interest rates since purchase.

  Below Investment Grade Fixed Maturity Securities

    Of the $61 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $20 million, or 33%, are related to gross unrealized losses on five below investment grade fixed maturity securities. Unrealized losses on below investment grade fixed maturity securities are principally related to non-agency RMBS (primarily alternative residential mortgage loans) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainties including concerns over unemployment levels and valuations of residential real estate supporting non-agency RMBS. Management evaluates non-agency RMBS

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

  based on actual and projected cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security.

  Equity Securities

    Gross unrealized losses on equity securities increased $5 million during the year ended December 31, 2013 from $23 million to $28 million. Of the $28 million, $5 million were from two equity securities with gross unrealized losses of 20% or more of cost for 12 months or greater, all of which were financial services industry investment grade non-redeemable preferred stock, of which 40% were rated A or better.

Mortgage Loans

 Mortgage Loans by Portfolio Segment

  Mortgage loans are summarized as follows at:

                                                                December 31,
                                                --------------------------------------------
                                                        2013                   2012
                                                --------------------- ----------------------
                                                  Carrying     % of     Carrying     % of
                                                    Value      Total      Value      Total
                                                ------------- ------- ------------- --------
                                                (In millions)         (In millions)
Mortgage loans:
 Commercial....................................   $  4,869      63.1%   $  5,266       57.5%
 Agricultural..................................      1,285       16.6      1,260        13.8
                                                  --------    -------   --------    --------
   Subtotal (1)................................      6,154       79.7      6,526        71.3
 Valuation allowances..........................        (34)     (0.4)        (35)      (0.4)
                                                  --------    -------   --------    --------
   Subtotal mortgage loans, net................      6,120       79.3      6,491        70.9
 Commercial mortgage loans held by CSEs -- FVO.      1,598       20.7      2,666        29.1
                                                  --------    -------   --------    --------
     Total mortgage loans, net.................   $  7,718     100.0%   $  9,157      100.0%
                                                  ========    =======   ========    ========

--------

(1)Purchases of mortgage loans were $10 million and $27 million for the years ended December 31, 2013 and 2012, respectively.

    See "-- Variable Interest Entities" for discussion of CSEs.

    See "-- Related Party Investment Transactions" for discussion of related party mortgage loans.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Mortgage Loans and Valuation Allowance by Portfolio Segment

   The carrying value prior to valuation allowance ("recorded investment") in mortgage loans, by portfolio segment, by method of evaluation of credit loss, and the related valuation allowances, by type of credit loss, were as follows at:

                                                                     December 31,
                                            ---------------------------------------------------------------
                                                         2013                            2012
                                            ------------------------------- -------------------------------
                                            Commercial Agricultural  Total  Commercial Agricultural  Total
                                            ---------- ------------ ------- ---------- ------------ -------
                                                                     (In millions)
Mortgage loans:
 Evaluated individually for credit losses..  $    72     $     4    $    76  $    76     $    --    $    76
 Evaluated collectively for credit losses..    4,797       1,281      6,078    5,190       1,260      6,450
                                             -------     -------    -------  -------     -------    -------
   Total mortgage loans....................    4,869       1,285      6,154    5,266       1,260      6,526
                                             -------     -------    -------  -------     -------    -------
Valuation allowances:
 Specific credit losses....................        7          --          7       11          --         11
 Non-specifically identified credit losses.       23           4         27       21           3         24
                                             -------     -------    -------  -------     -------    -------
   Total valuation allowances..............       30           4         34       32           3         35
                                             -------     -------    -------  -------     -------    -------
     Mortgage loans, net of valuation
       allowance...........................  $ 4,839     $ 1,281    $ 6,120  $ 5,234     $ 1,257    $ 6,491
                                             =======     =======    =======  =======     =======    =======

 Valuation Allowance Rollforward by Portfolio Segment

   The changes in the valuation allowance, by portfolio segment, were as follows:

                                        Commercial Agricultural  Total
                                        ---------- ------------ -------
                                                 (In millions)
        Balance at January 1, 2011.....  $    84      $    3    $    87
        Provision (release)............     (26)          --       (26)
        Charge-offs, net of recoveries.       --          --         --
                                         -------      ------    -------
        Balance at December 31, 2011...       58           3         61
        Provision (release)............     (26)          --       (26)
        Charge-offs, net of recoveries.       --          --         --
                                         -------      ------    -------
        Balance at December 31, 2012...       32           3         35
        Provision (release)............      (2)           1        (1)
        Charge-offs, net of recoveries.       --          --         --
                                         -------      ------    -------
        Balance at December 31, 2013...  $    30      $    4    $    34
                                         =======      ======    =======

  Valuation Allowance Methodology

    Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

  value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

  Commercial and Agricultural Mortgage Loan Portfolio Segments

    The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

    All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

    For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


    For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

 Credit Quality of Commercial Mortgage Loans

   The credit quality of commercial mortgage loans, were as follows at:

                                    Recorded Investment
                       ----------------------------------------------
                        Debt Service Coverage Ratios
                       ------------------------------          % of     Estimated   % of
                       > 1.20x  1.00x - 1.20x < 1.00x  Total   Total   Fair Value   Total
                       -------- ------------- ------- -------- ------ ------------- ------
                                    (In millions)                     (In millions)
December 31, 2013:
Loan-to-value ratios:
Less than 65%......... $  3,754    $  125     $  107  $  3,986  81.9%   $  4,224     82.8%
65% to 75%............      700        --         27       727   14.9        736      14.4
76% to 80%............       80        13         --        93    1.9         93       1.8
Greater than 80%......       37        26         --        63    1.3         53       1.0
                       --------    ------     ------  -------- ------   --------    ------
 Total................ $  4,571    $  164     $  134  $  4,869 100.0%   $  5,106    100.0%
                       ========    ======     ======  ======== ======   ========    ======
December 31, 2012:
Loan-to-value ratios:
Less than 65%......... $  3,888    $  106     $   89  $  4,083  77.5%   $  4,459     78.5%
65% to 75%............      626        32         27       685   13.0        711      12.5
76% to 80%............      343         8         57       408    7.8        428       7.6
Greater than 80%......       39        28         23        90    1.7         81       1.4
                       --------    ------     ------  -------- ------   --------    ------
 Total................ $  4,896    $  174     $  196  $  5,266 100.0%   $  5,679    100.0%
                       ========    ======     ======  ======== ======   ========    ======

 Credit Quality of Agricultural Mortgage Loans

   The credit quality of agricultural mortgage loans, were as follows at:

                                             December 31,
                             ---------------------------------------------
                                      2013                   2012
                             ---------------------- ----------------------
                               Recorded     % of      Recorded     % of
                              Investment    Total    Investment    Total
                             ------------- -------- ------------- --------
                             (In millions)          (In millions)
      Loan-to-value ratios:
      Less than 65%.........   $  1,215       94.6%   $  1,184       94.0%
      65% to 75%............         70         5.4         76         6.0
                               --------    --------   --------    --------
       Total................   $  1,285      100.0%   $  1,260      100.0%
                               ========    ========   ========    ========

   The estimated fair value of agricultural mortgage loans was $1.3 billion at both December 31, 2013 and 2012.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Past Due and Interest Accrual Status of Mortgage Loans

  The Company has a high quality, well performing, mortgage loan portfolio, with 99% of all mortgage loans classified as performing at both December 31, 2013 and 2012. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans -- 60 days and agricultural mortgage loans -- 90 days. The Company had no agricultural mortgage loans past due and one commercial mortgage loan in non-accrual status with a recorded investment of $22 million at December 31, 2013. The Company had no mortgage loans past due and no loans in nonaccrual status at December 31, 2012.

 Impaired Mortgage Loans

   Impaired mortgage loans, including those modified in a troubled debt restructuring, by portfolio segment, were as follows at and for the years ended:

                                                              Loans without
                      Loans with a Valuation Allowance     a Valuation Allowance           All Impaired Loans
                  ---------------------------------------- --------------------  --------------------------------------
                   Unpaid                                   Unpaid                Unpaid             Average
                  Principal  Recorded  Valuation  Carrying Principal   Recorded  Principal Carrying  Recorded  Interest
                   Balance  Investment Allowances  Value    Balance   Investment  Balance   Value   Investment  Income
                  --------- ---------- ---------- -------- ---------  ---------- --------- -------- ---------- --------
                                                             (In millions)
December 31, 2013:
Commercial.......  $   22    $     22   $      7  $    15   $    52    $    50    $   74    $   65   $    73    $   3
Agricultural (1).       4           4         --        4        --         --         4         4         2       --
                   ------    --------   --------  -------   -------    -------    ------    ------   -------    -----
  Total..........  $   26    $     26   $      7  $    19   $    52    $    50    $   78    $   69   $    75    $   3
                   ======    ========   ========  =======   =======    =======    ======    ======   =======    =====
December 31, 2012:
Commercial.......  $   76    $     76   $     11  $    65   $    --    $    --    $   76    $   65   $    67    $   2
Agricultural.....      --          --         --       --        --         --        --        --        --       --
                   ------    --------   --------  -------   -------    -------    ------    ------   -------    -----
  Total..........  $   76    $     76   $     11  $    65   $    --    $    --    $   76    $   65   $    67    $   2
                   ======    ========   ========  =======   =======    =======    ======    ======   =======    =====

--------

(1)Valuation allowance on agricultural mortgage loans was less than $1 million for the year ended December 31, 2013.

   Unpaid principal balance is generally prior to any charge-offs. Interest income recognized is primarily cash basis income. The average recorded investment for commercial and agricultural mortgage loans was $29 million and $4 million, respectively, for the year ended December 31, 2011; and interest income recognized for commercial and agricultural mortgage loans was $2 million and $0, respectively, for the year ended December 31, 2011.

 Mortgage Loans Modified in a Troubled Debt Restructuring

   For a small portion of the mortgage loan portfolio, classified as troubled debt restructurings, concessions are granted related to borrowers experiencing financial difficulties. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is considered in determining any impairment or changes in the specific valuation allowance recorded

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

 with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. Accordingly, the carrying value (after specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

  The Company had one agricultural mortgage loan modified in a troubled debt restructuring with a pre-modification and post-modification carrying value of $4 million during the year ended December 31, 2013. There were no agricultural mortgage loans modified in a troubled debt restructuring during the year ended December 31, 2012. There were no commercial mortgage loans modified in a troubled debt restructuring during the year ended December 31, 2013. The Company had one commercial mortgage loan modified during the year ended December 31, 2012 in a troubled debt restructuring which had a carrying value after specific valuation allowance of $53 million pre-modification and $48 million post-modification.

  There were no mortgage loans during the previous 12 months modified in a troubled debt restructuring with a subsequent payment default at December 31, 2013 and 2012. Payment default is determined in the same manner as delinquency status as described above.

Other Invested Assets

  Other invested assets is comprised primarily of freestanding derivatives with positive estimated fair values (see Note 8), loans to affiliates (see "-- Related Party Investment Transactions), tax credit and renewable energy partnerships and leveraged leases.

 Leveraged Leases

   Investment in leveraged leases consisted of the following at:

                                                                        December 31,
                                                                     -------------------
                                                                       2013      2012
                                                                     --------- ---------
                                                                        (In millions)
Rental receivables, net............................................. $      92 $      92
Estimated residual values...........................................        14        14
                                                                     --------- ---------
   Subtotal.........................................................       106       106
Unearned income.....................................................      (35)      (37)
                                                                     --------- ---------
       Investment in leveraged leases, net of non-recourse debt..... $      71 $      69
                                                                     ========= =========

   Rental receivables are generally due in periodic installments. The payment periods range from two to 19 years. For rental receivables, the primary credit quality indicator is whether the rental receivable is performing or nonperforming, which is assessed monthly. The Company generally defines nonperforming rental receivables as those that are 90 days or more past due. At December 31, 2013 and 2012, all rental receivables were performing.

   The deferred income tax liability related to leveraged leases was $63 million and $53 million at December 31, 2013 and 2012, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


   The components of income from investment in leveraged leases, excluding net investment gains (losses), were as follows:

                                                                  Years Ended December 31,
                                                                 --------------------------
                                                                   2013     2012     2011
                                                                 -------- -------- --------
                                                                       (In millions)
Income from investment in leveraged leases...................... $      2 $      5 $      8
Less: Income tax expense on leveraged leases....................        1        2        3
                                                                 -------- -------- --------
Investment income after income tax from investment in leveraged
  leases........................................................ $      1 $      3 $      5
                                                                 ======== ======== ========

Cash Equivalents

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $469 million and $654 million at December 31, 2013 and 2012, respectively.

Net Unrealized Investment Gains (Losses)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                                          Years Ended December 31,
                                                                        ----------------------------
                                                                          2013     2012      2011
                                                                        -------- -------- ----------
                                                                               (In millions)
Fixed maturity securities.............................................. $  1,819 $  5,019 $    3,690
Fixed maturity securities with noncredit OTTI losses in AOCI...........     (41)     (64)      (125)
                                                                        -------- -------- ----------
 Total fixed maturity securities.......................................    1,778    4,955      3,565
Equity securities......................................................       15       12       (41)
Derivatives............................................................       39      243        239
Short-term investments.................................................        1      (2)        (2)
Other..................................................................     (71)     (17)        (5)
                                                                        -------- -------- ----------
 Subtotal..............................................................    1,762    5,191      3,756
                                                                        -------- -------- ----------
Amounts allocated from:
 Insurance liability loss recognition..................................       --    (739)      (325)
 DAC and VOBA related to noncredit OTTI losses recognized in
   AOCI................................................................      (1)        4          9
 DAC and VOBA..........................................................    (274)    (671)      (509)
                                                                        -------- -------- ----------
   Subtotal............................................................    (275)  (1,406)      (825)
Deferred income tax benefit (expense) related to noncredit OTTI losses
  recognized in AOCI...................................................       16       22         42
Deferred income tax benefit (expense)..................................    (591)  (1,358)    (1,063)
                                                                        -------- -------- ----------
Net unrealized investment gains (losses)............................... $    912 $  2,449 $    1,910
                                                                        ======== ======== ==========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


  The changes in fixed maturity securities with noncredit OTTI losses included in AOCI were as follows:

                                                               Years Ended December 31,
                                                             ----------------------------
                                                                 2013           2012
                                                             ------------- --------------
                                                                    (In millions)
Balance at January 1,....................................... $        (64) $        (125)
Noncredit OTTI losses and subsequent changes recognized (1).            11            (3)
Securities sold with previous noncredit OTTI loss...........            21             35
Subsequent changes in estimated fair value..................           (9)             29
                                                             ------------- --------------
Balance at December 31,..................................... $        (41) $         (64)
                                                             ============= ==============

--------

(1)Noncredit OTTI losses and subsequent changes recognized, net of DAC, were $7 million and $5 million for the years ended December 31, 2013 and 2012, respectively.

  The changes in net unrealized investment gains (losses) were as follows:

                                                                       Years Ended December 31,
                                                                    ------------------------------
                                                                       2013       2012      2011
                                                                    ---------- ---------- --------
                                                                            (In millions)
Balance at January 1,.............................................. $    2,449 $    1,910 $    342
Fixed maturity securities on which noncredit OTTI losses have been
  recognized.......................................................         23         61     (39)
Unrealized investment gains (losses) during the year...............    (3,452)      1,374    3,138
Unrealized investment gains (losses) relating to:
 Insurance liability gain (loss) recognition.......................        739      (414)    (292)
 DAC and VOBA related to noncredit OTTI losses recognized in
   AOCI............................................................        (5)        (5)        4
 DAC and VOBA......................................................        397      (162)    (390)
 Deferred income tax benefit (expense) related to noncredit OTTI
   losses recognized in AOCI.......................................        (6)       (20)       12
 Deferred income tax benefit (expense).............................        767      (295)    (865)
                                                                    ---------- ---------- --------
Balance at December 31,............................................ $      912 $    2,449 $  1,910
                                                                    ========== ========== ========
Change in net unrealized investment gains (losses)................. $  (1,537) $      539 $  1,568
                                                                    ========== ========== ========

Concentrations of Credit Risk

  There were no investments in any counterparty that were greater than 10% of the Company's stockholders' equity, other than the U.S. government and its agencies, at both December 31, 2013 and 2012.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Securities Lending

  Elements of the securities lending program are presented below at:

                                                             December 31,
                                                         ---------------------
                                                            2013       2012
                                                         ---------- ----------
                                                             (In millions)
 Securities on loan: (1)
  Amortized cost........................................ $    5,931 $    6,154
  Estimated fair value.................................. $    5,984 $    7,339
 Cash collateral on deposit from counterparties (2)..... $    6,140 $    7,502
 Security collateral on deposit from counterparties (3). $       -- $       51
 Reinvestment portfolio -- estimated fair value......... $    6,145 $    7,533

--------

(1)Included within fixed maturity securities, short-term investments, cash and cash equivalents and equity securities.

(2)Included within payables for collateral under securities loaned and other transactions.

(3)Security collateral on deposit from counterparties may not be sold or repledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements.

Invested Assets on Deposit and Pledged as Collateral

  Invested assets on deposit and pledged as collateral are presented below at estimated fair value for cash and cash equivalents, short-term investments and fixed maturity securities and at carrying value for mortgage loans at:

                                                                 December 31,
                                                             ---------------------
                                                                2013       2012
                                                             ---------- ----------
                                                                 (In millions)
Invested assets on deposit (regulatory deposits) (1)........ $       56 $       58
Invested assets pledged as collateral (2)...................      1,901      1,569
                                                             ---------- ----------
 Total invested assets on deposit and pledged as collateral. $    1,957 $    1,627
                                                             ========== ==========

--------

(1)See Note 1 for information about invested assets that became restricted under the MetLife Insurance Company of Connecticut plan to withdraw its New York license on January 1, 2014.

(2)The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 4) and derivative transactions (see Note 8).

    See "-- Securities Lending" for securities on loan.

Purchased Credit Impaired Investments

  Investments acquired with evidence of credit quality deterioration since origination and for which it is probable at the acquisition date that the Company will be unable to collect all contractually required payments

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

are classified as purchased credit impaired ("PCI") investments. For each investment, the excess of the cash flows expected to be collected as of the acquisition date over its acquisition date fair value is referred to as the accretable yield and is recognized as net investment income on an effective yield basis. If subsequently, based on current information and events, it is probable that there is a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected to be collected, the accretable yield is adjusted prospectively. The excess of the contractually required payments (including interest) as of the acquisition date over the cash flows expected to be collected as of the acquisition date is referred to as the nonaccretable difference, and this amount is not expected to be realized as net investment income. Decreases in cash flows expected to be collected can result in OTTI.

  The Company's PCI fixed maturity securities were as follows at:

                                                         December 31,
                                                     ---------------------
                                                        2013       2012
                                                     ---------- ----------
                                                         (In millions)
     Outstanding principal and interest balance (1). $      648 $      560
     Carrying value (2)............................. $      498 $      459

--------

(1)Represents the contractually required payments, which is the sum of contractual principal, whether or not currently due, and accrued interest.

(2)Estimated fair value plus accrued interest.

  The following table presents information about PCI fixed maturity securities acquired during the periods indicated:

                                                            December 31,
                                                        ---------------------
                                                           2013       2012
                                                        ---------- ----------
                                                            (In millions)
  Contractually required payments (including interest). $      238 $      172
  Cash flows expected to be collected (1).............. $      183 $       88
  Fair value of investments acquired................... $      128 $       55

--------

(1)Represents undiscounted principal and interest cash flow expectations, at the date of acquisition.

  The following table presents activity for the accretable yield on PCI fixed maturity securities for:

                                                            December 31,
                                                        ---------------------
                                                           2013       2012
                                                        ---------- ----------
                                                            (In millions)
   Accretable yield, January 1,........................ $      309 $      320
   Investments purchased...............................         55         33
   Accretion recognized in earnings....................       (24)       (18)
   Disposals...........................................        (8)        (4)
   Reclassification (to) from nonaccretable difference.       (24)       (22)
                                                        ---------- ----------
   Accretable yield, December 31,...................... $      308 $      309
                                                        ========== ==========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Collectively Significant Equity Method Investments

  The Company holds investments in real estate joint ventures, real estate funds and other limited partnership interests consisting of leveraged buy-out funds, hedge funds, private equity funds, joint ventures and other funds. The portion of these investments accounted for under the equity method had a carrying value of $2.6 billion at December 31, 2013. The Company's maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $862 million at December 31, 2013. Except for certain real estate joint ventures, the Company's investments in real estate funds and other limited partnership interests are generally of a passive nature in that the Company does not participate in the management of the entities.

  As described in Note 1, the Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. Aggregate net investment income from these equity method investments exceeded 10% of the Company's consolidated pre-tax income (loss) from continuing operations. This aggregated summarized financial data does not represent the Company's proportionate share of the assets, liabilities, or earnings of such entities.

  The aggregated summarized financial data presented below reflects the latest available financial information and is as of, and for, the years ended
December 31, 2013, 2012 and 2011. Aggregate total assets of these entities totaled $217.3 billion and $178.3 billion at December 31, 2013 and 2012, respectively. Aggregate total liabilities of these entities totaled $16.3 billion and $12.4 billion at December 31, 2013 and 2012, respectively. Aggregate net income (loss) of these entities totaled $20.9 billion, $13.1 billion and $7.1 billion for the years ended December 31, 2013, 2012 and 2011, respectively. Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income and realized and unrealized investment gains (losses).

Variable Interest Entities

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company holds both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, is deemed to be the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Consolidated VIEs

   The following table presents the total assets and total liabilities relating to VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2013 and 2012. Creditors or beneficial interest holders of VIEs where the Company is the primary beneficiary have no recourse to the general credit of the Company, as the Company's obligation to the VIEs is limited to the amount of its committed investment.

                                                        December 31,
                                                      -----------------
                                                        2013     2012
                                                      -------- --------
                                                        (In millions)
         CSEs: (1)
         Assets:
          Mortgage loans (commercial mortgage loans). $  1,598 $  2,666
          Accrued investment income..................        9       13
                                                      -------- --------
            Total assets............................. $  1,607 $  2,679
                                                      ======== ========
         Liabilities:
          Long-term debt............................. $  1,461 $  2,559
          Other liabilities..........................        7       13
                                                      -------- --------
            Total liabilities........................ $  1,468 $  2,572
                                                      ======== ========

--------

(1)The Company consolidates entities that are structured as CMBS. The assets of these entities can only be used to settle their respective liabilities, and under no circumstances is the Company liable for any principal or interest shortfalls should any arise. The Company's exposure was limited to that of its remaining investment in these entities of $120 million and $92 million at estimated fair value at December 31, 2013 and 2012, respectively. The long-term debt bears interest primarily at fixed rates ranging from 2.25% to 5.57%, payable primarily on a monthly basis. Interest expense related to these obligations, included in other expenses, was $122 million, $163 million and $322 million for the years ended December 31, 2013, 2012 and 2011, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Unconsolidated VIEs

   The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                                December 31,
                                                 -------------------------------------------
                                                         2013                  2012
                                                 --------------------- ---------------------
                                                             Maximum               Maximum
                                                 Carrying   Exposure   Carrying   Exposure
                                                  Amount   to Loss (1)  Amount   to Loss (1)
                                                 --------- ----------- --------- -----------
                                                                (In millions)
Fixed maturity securities AFS:
 Structured securities (RMBS, ABS and CMBS) (2). $   8,393  $   8,393  $  10,347  $  10,347
 U.S. and foreign corporate.....................       468        468        651        651
Other limited partnership interests.............     1,651      2,077      1,408      1,930
Real estate joint ventures......................        41         45         71         74
Other invested assets...........................         9         44         --         --
                                                 ---------  ---------  ---------  ---------
 Total.......................................... $  10,562  $  11,027  $  12,477  $  13,002
                                                 =========  =========  =========  =========

--------

(1)The maximum exposure to loss relating to fixed maturity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments of the Company. For its investments in other invested assets, the Company's return is in the form of income tax credits. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitment. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

   As described in Note 15, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2013, 2012 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Net Investment Income

  The components of net investment income were as follows:

                                                                         Years Ended December 31,
                                                                         ------------------------
                                                                          2013     2012    2011
                                                                          ------  ------  ------
                                                                            (In millions)
Investment income:
 Fixed maturity securities.............................................. $2,102   $2,143  $2,147
 Equity securities......................................................     12        9      10
 Mortgage loans.........................................................    344      357     347
 Policy loans...........................................................     55       59      63
 Real estate and real estate joint ventures.............................     56       83      24
 Other limited partnership interests....................................    266      167     176
 Cash, cash equivalents and short-term investments......................      4        5       5
 International joint ventures...........................................    (5)      (2)     (5)
 Other..................................................................     --      (2)       4
                                                                          ------  ------  ------
   Subtotal.............................................................  2,834    2,819   2,771
 Less: Investment expenses..............................................    114      101     100
                                                                          ------  ------  ------
   Subtotal, net........................................................  2,720    2,718   2,671
                                                                          ------  ------  ------
FVO securities--FVO contractholder-directed unit-linked investments (1).     --       62      71
 FVO CSEs--interest income--commercial mortgage loans...................    132      172     332
                                                                          ------  ------  ------
   Subtotal.............................................................    132      234     403
                                                                          ------  ------  ------
     Net investment income.............................................. $2,852   $2,952  $3,074
                                                                          ======  ======  ======

--------

(1)There were no changes in estimated fair value subsequent to purchase for securities still held as of the end of the respective years included in net investment income for both the years ended December 31, 2013 and 2012. Changes in estimated fair value subsequent to purchase for securities included in net investment income were ($11) million for the year ended December 31, 2011.

    See "-- Variable Interest Entities" for discussion of CSEs.

    See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Net Investment Gains (Losses)

 Components of Net Investment Gains (Losses)

   The components of net investment gains (losses) were as follows:

                                                                              Years Ended December 31,
                                                                            --------------------------
                                                                             2013     2012      2011
                                                                             ------   -------  ------
                                                                                (In millions)
Total gains (losses) on fixed maturity securities:
 Total OTTI losses recognized -- by sector and industry:
   U.S. and foreign corporate securities -- by industry:
     Transportation........................................................ $  (3)   $  (16)   $   --
     Finance...............................................................    (3)       (7)      (9)
     Utility...............................................................     --       (3)       --
     Communications........................................................     --       (2)     (11)
     Industrial............................................................     --       (1)      (2)
                                                                             ------   -------  ------
       Total U.S. and foreign corporate securities.........................    (6)      (29)     (22)
   RMBS....................................................................   (14)      (20)     (17)
   ABS.....................................................................     --        --      (5)
   CMBS....................................................................     --        --      (3)
                                                                             ------   -------  ------
 OTTI losses on fixed maturity securities recognized in earnings...........   (20)      (49)     (47)
 Fixed maturity securities -- net gains (losses) on sales and disposals....     58       145       81
                                                                             ------   -------  ------
        Total gains (losses) on fixed maturity securities..................     38        96       34
                                                                             ------   -------  ------
Total gains (losses) on equity securities:
 Total OTTI losses recognized -- by sector:
   Non-redeemable preferred stock..........................................    (3)        --      (6)
   Common stock............................................................    (2)       (9)      (2)
                                                                             ------   -------  ------
 OTTI losses on equity securities recognized in earnings...................    (5)       (9)      (8)
 Equity securities -- net gains (losses) on sales and disposals............     10         5     (13)
                                                                             ------   -------  ------
        Total gains (losses) on equity securities..........................      5       (4)     (21)
                                                                             ------   -------  ------
 Mortgage loans............................................................      5        27       26
 Real estate and real estate joint ventures................................      2       (3)      (1)
 Other limited partnership interests.......................................    (6)       (2)      (5)
 Other investment portfolio gains (losses).................................      8         4      (9)
                                                                             ------   -------  ------
        Subtotal -- investment portfolio gains (losses)....................     52       118       24
                                                                             ------   -------  ------
FVO CSEs:
 Commercial mortgage loans.................................................   (56)         7     (84)
 Long-term debt -- related to commercial mortgage loans....................     88        27       93
Non-investment portfolio gains (losses)....................................    (2)        --        2
                                                                             ------   -------  ------
        Subtotal FVO CSEs and non-investment portfolio gains (losses)......     30        34       11
                                                                             ------   -------  ------
          Total net investment gains (losses).............................. $   82   $   152   $   35
                                                                             ======   =======  ======

   See "-- Variable Interest Entities" for discussion of CSEs.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


   See "-- Related Party Investment Transactions" for discussion of affiliated net investment gains (losses) related to transfers of invested assets to affiliates.

   Gains (losses) from foreign currency transactions included within net investment gains (losses) was less than $1 million, $2 million and ($7) million for the years ended December 31, 2013, 2012 and 2011, respectively.

 Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

  Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                     Years Ended December 31,
                             -------------------------------------------------------------------------
                               2013    2012     2011    2013    2012   2011    2013    2012     2011
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
                             Fixed Maturity Securities   Equity Securities             Total
                             ------------------------- --------------------- -------------------------
                                                           (In millions)
Proceeds.................... $ 11,051 $ 6,690 $ 11,634 $    75 $   39 $  190 $ 11,126 $ 6,729 $ 11,824
                             ======== ======= ======== ======= ====== ====== ======== ======= ========
Gross investment gains...... $    189 $   186 $    182 $    19 $    9 $    9 $    208 $   195 $    191
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
Gross investment losses.....    (131)    (41)    (101)     (9)    (4)   (22)    (140)    (45)    (123)
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
Total OTTI losses:
  Credit-related............     (17)    (42)     (38)      --     --     --     (17)    (42)     (38)
  Other (1).................      (3)     (7)      (9)     (5)    (9)    (8)      (8)    (16)     (17)
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
   Total OTTI losses........     (20)    (49)     (47)     (5)    (9)    (8)     (25)    (58)     (55)
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
    Net investment gains
     (losses)............... $     38 $    96 $     34 $     5 $  (4) $ (21) $     43 $    92 $     13
                             ======== ======= ======== ======= ====== ====== ======== ======= ========

--------

(1)Other OTTI losses recognized in earnings include impairments on (i) equity securities, (ii) perpetual hybrid securities classified within fixed maturity securities where the primary reason for the impairment was the severity and/or the duration of an unrealized loss position and (iii) fixed maturity securities where there is an intent to sell or it is more likely than not that the Company will be required to sell the security before recovery of the decline in estimated fair value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Credit Loss Rollforward

  The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

                                                                  Years Ended December 31,
                                                                 ---------------------------
                                                                     2013          2012
                                                                 ------------- -------------
                                                                        (In millions)
Balance at January 1,........................................... $          59 $          55
Additions:
 Initial impairments -- credit loss OTTI recognized on
   securities not previously impaired...........................             1             6
 Additional impairments -- credit loss OTTI recognized on
   securities previously impaired...............................            12            15
Reductions:
 Sales (maturities, pay downs or prepayments) during the period
   of securities previously impaired as credit loss OTTI........          (15)          (17)
                                                                 ------------- -------------
Balance at December 31,......................................... $          57 $          59
                                                                 ============= =============

 Related Party Investment Transactions

  The Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Invested assets transferred to and from affiliates were as follows:

                                                                     Years Ended December 31,
                                                                     ------------------------
                                                                       2013    2012    2011
                                                                     -------- ------- -------
                                                                          (In millions)
Estimated fair value of invested assets transferred to affiliates... $    874 $    -- $    --
Amortized cost of invested assets transferred to affiliates......... $    827 $    -- $    --
Net investment gains (losses) recognized on transfers............... $     47 $    -- $    --
Estimated fair value of invested assets transferred from affiliates. $    834 $    -- $    33

  Included within the transfers to affiliates in 2013 and transfers from affiliates in 2013 was $739 million and $751 million, respectively, related to the establishment of a custodial account to secure certain policyholder liabilities. See Note 1.

  The Company has affiliated loans outstanding to wholly-owned real estate subsidiaries of an affiliate, MLIC, which are included in mortgage loans, with a carrying value of $364 million and $306 million at December 31, 2013 and 2012, respectively. Two loans issued in 2013 totaling $60 million bear interest at one-month LIBOR + 4.50% with quarterly interest only payments of less than $1 million through January 2017, when the principal balance is due. A loan with a carrying value of $110 million, at both December 31, 2013 and 2012, bears interest at one-month LIBOR + 1.95% with quarterly interest only payments of $1 million through January 2015, when the principal balance is due. A loan with a carrying value of $134 million and $136 million at December 31, 2013 and 2012, respectively, bears interest at 7.26% due in quarterly principal and interest payments of $3 million through January 2020, when the principal balance is due. A loan with a carrying value of $60 million, at both December 31, 2013 and 2012, bears interest at 7.01% with quarterly interest only payments of $1 million through January 2020, when the principal balance is due. These affiliated loans are secured by interests in the real estate

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

subsidiaries, which own operating real estate with a fair value in excess of the loans. Net investment income from these affiliated loans was $16 million, $17 million and $14 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company has affiliated loans outstanding, which are included in other invested assets, totaling $430 million at both December 31, 2013 and 2012. At December 31, 2011, the loans were outstanding with Exeter, an affiliate. During 2012, MetLife assumed this affiliated debt from Exeter. The loans of $305 million, issued by MetLife Insurance Company of Connecticut and $125 million, issued by MLI-USA, are due on July 15, 2021 and December 16, 2021, respectively, and bear interest, payable semi-annually, at 5.64% and 5.86%, respectively. Net investment income from these affiliated loans was $25 million, $25 million and $8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  In July 2013, the Company committed to lend up to $1.8 billion to Exeter, an affiliate, pursuant to a note purchase agreement. Pursuant to the agreement, MetLife Insurance Company of Connecticut committed to purchase up to $1.3 billion of notes and MLI-USA committed to purchase up to $438 million of notes through December 31, 2014. The notes will be due not later than three years after issuance. The repayment of any notes issued pursuant to this agreement is guaranteed by MetLife. In October 2013, pursuant to this agreement, the Company issued loans to Exeter which are included in other invested assets, totaling $500 million at December 31, 2013. The loans of $375 million, issued by MetLife Insurance Company of Connecticut, and $125 million, issued by MLI-USA, are both due October 15, 2015, and bear interest, payable semi-annually, at 2.47%. Net investment income from this loan was $3 million at December 31, 2013. The remaining total commitment to lend is $1.2 billion with $925 million committed by MetLife Insurance Company of Connecticut and $313 million committed by MLI-USA at December 31, 2013.

  The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $68 million for both years ended December 31, 2013 and 2012 and $67 million for the year ended December 31, 2011. The Company also had additional affiliated net investment income of $1 million for the year ended December 31, 2013 and less than $1 million for both of the years ended December 31, 2012 and 2011.

8. Derivatives

Accounting for Derivatives

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 9 for information about the fair value hierarchy for derivatives.

Derivative Strategies

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)

over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, forwards, futures and option contracts. To a lesser extent, the Company uses credit default swaps to synthetically replicate investment risks and returns which are not readily available in the cash market.

 Interest Rate Derivatives

  The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps, caps, floors, futures and forwards.

  Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value, cash flow and non-qualifying hedging relationships.

  The Company purchases interest rate caps and floors primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities, as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively. In certain instances, the Company locks in the economic impact of existing purchased caps and floors by entering into offsetting written caps and floors. The Company utilizes interest rate caps and floors in non-qualifying hedging relationships.

  In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The Company utilizes exchange-traded interest rate futures in non-qualifying hedging relationships.

  Inflation swaps are used as an economic hedge to reduce inflation risk generated from inflation-indexed liabilities. Inflation swaps are included in interest rate swaps. The Company utilizes inflation swaps in non-qualifying hedging relationships.

  The Company enters into interest rate forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. The Company utilizes interest rate forwards in cash flow hedging relationships.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


 Foreign Currency Exchange Rate Derivatives

   The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow and non-qualifying hedging relationships.

   To a lesser extent, the Company uses foreign currency forwards in non-qualifying hedging relationships.

 Credit Derivatives

   The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations, repudiation, moratorium, or involuntary restructuring. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in non-qualifying hedging relationships.

   The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. Treasury securities, agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

   To a lesser extent, the Company uses credit forwards to lock in the price to be paid for forward purchases of certain securities. The Company utilizes credit forwards in cash flow hedging relationships.

 Equity Derivatives

   The Company uses a variety of equity derivatives to reduce its exposure to equity market risk, including equity index options, variance swaps and exchange-traded equity futures.

   Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options. The Company utilizes equity index options in non-qualifying hedging relationships.

   Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


   In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company. The Company utilizes exchange-traded equity futures in non-qualifying hedging relationships.

   To a lesser extent, the Company also uses total rate of return swaps ("TRRs") to hedge its equity market guarantees in certain of its insurance products. The Company utilizes TRRs in non-qualifying hedging relationships.

Primary Risks Managed by Derivatives

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                     December 31,
                                                             -------------------------------------------------------------
                                                                          2013                           2012
                                                             ------------------------------ ------------------------------
                                                                       Estimated Fair Value           Estimated Fair Value
                                                                       --------------------           --------------------
                                                             Notional                       Notional
                           Primary Underlying Risk Exposure   Amount    Assets  Liabilities  Amount    Assets  Liabilities
                           --------------------------------  --------- -------- ----------- --------- -------- -----------
                                                                                     (In millions)
Derivatives Designated as Hedging Instruments
Fair value hedges:
  Interest rate swaps..... Interest rate.................... $     436 $      5    $     10 $     538 $     28   $       9
  Foreign currency swaps.. Foreign currency exchange rate...       122       --          13       122       --          14
                                                             --------- --------    -------- --------- --------   ---------
   Subtotal..............................................          558        5          23       660       28          23
                                                             --------- --------    -------- --------- --------   ---------
Cash flow hedges:
  Interest rate swaps..... Interest rate....................       537        6          32       658       99          --
  Interest rate forwards.. Interest rate....................       245        3           4       410       81          --
  Foreign currency swaps.. Foreign currency exchange rate...       544       25          35       524       16          14
                                                             --------- --------    -------- --------- --------   ---------
   Subtotal..............................................        1,326       34          71     1,592      196          14
                                                             --------- --------    -------- --------- --------   ---------
    Total qualifying hedges.............................         1,884       39          94     2,252      224          37
                                                             --------- --------    -------- --------- --------   ---------
Derivatives Not Designated or Not Qualifying as Hedging Instruments
Interest rate swaps....... Interest rate....................    22,262      881         441    16,869    1,254         513
Interest rate floors...... Interest rate....................    17,604      103          99    15,136      318         274
Interest rate caps........ Interest rate....................     9,651       36          --     9,031       11          --
Interest rate futures..... Interest rate....................     1,443       --           3     2,771       --           7
Foreign currency swaps.... Foreign currency exchange rate...       882       52          41       811       60          35
Foreign currency forwards. Foreign currency exchange rate...        56       --           1       139       --           4
Credit default
 swaps -- purchased....... Credit...........................       157       --           1       162       --           2
Credit default
 swaps -- written......... Credit...........................     2,243       38          --     2,456       23           1
Equity futures............ Equity market....................       778       --           3     1,075       --          27
Equity options............ Equity market....................     3,597      305          42     2,845      469           1
Variance swaps............ Equity market....................     2,270        6          94     2,346       11          62
TRRs...................... Equity market....................       462       --          22       300       --           7
                                                             --------- --------    -------- --------- --------   ---------
   Total non-designated or non-qualifying derivatives....       61,405    1,421         747    53,941    2,146         933
                                                             --------- --------    -------- --------- --------   ---------
    Total...............................................     $  63,289 $  1,460    $    841 $  56,193 $  2,370   $     970
                                                             ========= ========    ======== ========= ========   =========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  Based on notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2013 and 2012. The Company's use of derivatives includes
(i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules; (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; (iii) derivatives that economically hedge embedded derivatives that do not qualify for hedge accounting because the changes in estimated fair value of the embedded derivatives are already recorded in net income; and (iv) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these non-qualified derivatives, changes in market factors can lead to the recognition of fair value changes in the consolidated statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

  Net Derivative Gains (Losses)

  The components of net derivative gains (losses) were as follows:

                                                 Years Ended December 31,
                                             ---------------------------------
                                                 2013         2012      2011
                                             ------------- ---------- --------
                                                       (In millions)
 Derivatives and hedging gains (losses) (1). $       (958) $    (289) $    846
 Embedded derivatives.......................          (94)      1,292      250
                                             ------------- ---------- --------
  Total net derivative gains (losses)....... $     (1,052) $    1,003 $  1,096
                                             ============= ========== ========

--------

(1)Includes foreign currency transaction gains (losses) on hedged items in cash flow and non-qualifying hedging relationships, which are not presented elsewhere in this note.

  The following table presents earned income on derivatives:

                                                      Years Ended December 31,
                                                     ---------------------------
                                                       2013      2012     2011
                                                     --------- -------- --------
                                                            (In millions)
Qualifying hedges:
 Net investment income.............................. $       2 $      2 $      2
 Interest credited to policyholder account balances.         2       18       41
Non-qualifying hedges:
 Net derivative gains (losses)......................        79      127       83
 Policyholder benefits and claims...................      (17)      (6)       --
                                                     --------- -------- --------
   Total............................................ $      66 $    141 $    126
                                                     ========= ======== ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


Non-Qualifying Derivatives and Derivatives for Purposes Other Than Hedging

    The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                               Net     Policyholder
                                             Net Derivative Investment Benefits and
                                             Gains (Losses) Income (1)  Claims (2)
                                             -------------- ---------- ------------
                                                         (In millions)
Year Ended December 31, 2013:
 Interest rate derivatives..................   $      (558)  $      --   $     (26)
 Foreign currency exchange rate derivatives.           (24)         --           --
 Credit derivatives -- purchased............             --         --           --
 Credit derivatives -- written..............             27         --           --
 Equity derivatives.........................          (486)        (7)         (90)
                                               ------------  ---------   ----------
   Total....................................   $    (1,041)  $     (7)   $    (116)
                                               ============  =========   ==========
Year Ended December 31, 2012:
 Interest rate derivatives..................   $        (5)  $      --   $       --
 Foreign currency exchange rate derivatives.            (4)         --           --
 Credit derivatives -- purchased............           (11)         --           --
 Credit derivatives -- written..............             41         --           --
 Equity derivatives.........................          (413)        (4)         (51)
                                               ------------  ---------   ----------
   Total....................................   $      (392)  $     (4)   $     (51)
                                               ============  =========   ==========
Year Ended December 31, 2011:
 Interest rate derivatives..................   $        701  $      --   $       --
 Foreign currency exchange rate derivatives.             27         --           --
 Credit derivatives -- purchased............             13         --           --
 Credit derivatives -- written..............           (13)         --           --
 Equity derivatives.........................             45        (7)          (4)
                                               ------------  ---------   ----------
   Total....................................   $        773  $     (7)   $      (4)
                                               ============  =========   ==========

--------

(1)Changes in estimated fair value related to economic hedges of equity method investments in joint ventures.

(2)Changes in estimated fair value related to economic hedges of variable annuity guarantees included in future policy benefits.

Fair Value Hedges

  The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate assets and liabilities to floating rate assets and liabilities; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated liabilities.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges within net derivative gains (losses). The following table presents the amount of such net derivative gains (losses):

                                                         Net Derivative  Net Derivative Ineffectiveness
                                                         Gains (Losses)  Gains (Losses)  Recognized in
Derivatives in Fair Value   Hedged Items in Fair Value     Recognized    Recognized for Net Derivative
Hedging Relationships         Hedging Relationships      for Derivatives  Hedged Items  Gains (Losses)
-------------------------  ----------------------------- --------------- -------------- ---------------
                                                                         (In millions)
Year Ended December 31, 2013:
Interest rate swaps:       Fixed maturity securities....  $            7 $          (9)  $          (2)
                           Policyholder liabilities (1).            (30)             28             (2)
Foreign currency swaps:    Foreign-denominated PABs (2).               2            (2)              --
                                                          -------------- --------------  --------------
  Total...............................................    $         (21) $           17  $          (4)
                                                          ============== ==============  ==============
Year Ended December 31, 2012:
Interest rate swaps:       Fixed maturity securities....  $          (3) $            1  $          (2)
                           Policyholder liabilities (1).            (10)              8             (2)
Foreign currency swaps:    Foreign-denominated PABs (2).            (29)             20             (9)
                                                          -------------- --------------  --------------
  Total...............................................    $         (42) $           29  $         (13)
                                                          ============== ==============  ==============
Year Ended December 31, 2011:
Interest rate swaps:       Fixed maturity securities....  $          (7) $            5  $          (2)
                           Policyholder liabilities (1).              36           (38)             (2)
Foreign currency swaps:    Foreign-denominated PABs (2).            (52)             30            (22)
                                                          -------------- --------------  --------------
  Total...............................................    $         (23) $          (3)  $         (26)
                                                          ============== ==============  ==============

--------

(1)Fixed rate liabilities reported in PABs or future policy benefits.

(2)Fixed rate or floating rate liabilities.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

  The Company designates and accounts for the following as cash flow hedges when they have met the requirements of cash flow hedging: (i) interest rate swaps to convert floating rate assets and liabilities to fixed rate assets and liabilities; (ii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets and liabilities;
(iii) interest rate forwards and credit forwards to lock in the price to be paid for forward purchases of investments; and (iv) interest rate swaps and interest rate forwards to hedge the forecasted purchases of fixed-rate investments.

  In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified certain amounts from AOCI into net derivative gains (losses). These amounts were $0 for both years ended December 31, 2013 and 2012 and $1 million for the year ended December 31, 2011.

  At December 31, 2013 and 2012, the maximum length of time over which the Company was hedging its exposure to variability in future cash flows for forecasted transactions did not exceed six years and seven years, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  At December 31, 2013 and 2012, the balance in AOCI associated with cash flow hedges was $39 million and $243 million, respectively.

  The following table presents the effects of derivatives in cash flow hedging relationships on the consolidated statements of operations and the consolidated statements of stockholders' equity:

                                                    Amount and Location        Amount and Location
                            Amount of Gains          of Gains (Losses)          of Gains (Losses)
Derivatives in Cash Flow  (Losses) Deferred in       Reclassified from        Recognized in Income
Hedging Relationships     AOCI on Derivatives     AOCI into Income (Loss)     (Loss) on Derivatives
------------------------  -------------------- ----------------------------- -----------------------
                          (Effective Portion)       (Effective Portion)       (Ineffective Portion)
-                         -------------------- ----------------------------- -----------------------
                                               Net Derivative Net Investment     Net Derivative
                                               Gains (Losses)     Income         Gains (Losses)
                                               -------------- -------------- -----------------------
                                                       (In millions)
Year Ended December 31, 2013:
Interest rate swaps......  $            (120)   $         --  $          --  $                    --
Interest rate forwards...                (57)              9              1                       --
Foreign currency swaps...                (15)             --             --                        1
Credit forwards..........                 (1)             --              1                       --
                          -------------------- -------------- -------------- -----------------------
  Total..................  $            (193)   $          9  $           2  $                     1
                          ==================== ============== ============== =======================
Year Ended December 31, 2012:
Interest rate swaps......  $               21   $         --  $          --  $                     1
Interest rate forwards...                   1              1              1                       --
Foreign currency swaps...                (15)              1             --                      (1)
Credit forwards..........                  --             --             --                       --
                          -------------------- -------------- -------------- -----------------------
  Total..................  $                7   $          2  $           1  $                    --
                          ==================== ============== ============== =======================
Year Ended December 31, 2011:
Interest rate swaps......  $              132   $          1  $          --  $                    --
Interest rate forwards...                 208              9             --                        1
Foreign currency swaps...                  17            (2)             --                       --
Credit forwards..........                  --              1             --                       --
                          -------------------- -------------- -------------- -----------------------
  Total..................  $              357   $          9  $          --  $                     1
                          ==================== ============== ============== =======================

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

  At December 31, 2013, $1 million of deferred net gains (losses) on derivatives in AOCI was expected to be reclassified to earnings within the next 12 months.

Credit Derivatives

  In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the non-qualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $2.2 billion and $2.5 billion at December 31, 2013 and 2012, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2013 and 2012, the Company would have received $38 million and $22 million, respectively, to terminate all of these contracts.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                December 31,
                              ---------------------------------------------------------------------------------
                                                2013                                     2012
                              ---------------------------------------- ----------------------------------------
                              Estimated      Maximum                   Estimated      Maximum
                              Fair Value Amount of Future   Weighted   Fair Value Amount of Future   Weighted
Rating Agency Designation of  of Credit   Payments under    Average    of Credit   Payments under    Average
Referenced                     Default    Credit Default    Years to    Default    Credit Default    Years to
Credit Obligations (1)          Swaps       Swaps (2)     Maturity (3)   Swaps       Swaps (2)     Maturity (3)
----------------------------  ---------- ---------------- ------------ ---------- ---------------- ------------
                                     (In millions)                            (In millions)
Aaa/Aa/A
Single name credit default
  swaps (corporate)..........  $       3    $         115          2.7  $       3   $          167          3.2
Credit default swaps
  referencing indices........          6              650          1.1         10              650          2.1
                              ---------- ----------------              ---------- ----------------
 Subtotal....................          9              765          1.3         13              817          2.3
                              ---------- ----------------              ---------- ----------------
Baa
Single name credit default
  swaps (corporate)..........          8              446          3.0          4              479          3.8
Credit default swaps
  referencing indices........         18              996          4.9          5            1,124          4.8
                              ---------- ----------------              ---------- ----------------
 Subtotal....................         26            1,442          4.3          9            1,603          4.5
                              ---------- ----------------              ---------- ----------------
B
Single name credit default
  swaps (corporate)..........         --               --           --         --               --           --
Credit default swaps
  referencing indices........          3               36          5.0         --               36          5.0
                              ---------- ----------------              ---------- ----------------
 Subtotal....................          3               36          5.0         --               36          5.0
                              ---------- ----------------              ---------- ----------------
   Total.....................  $      38    $       2,243          3.3  $      22   $        2,456          3.8
                              ========== ================              ========== ================

--------

(1)The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), S&P and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)Assumes the value of the referenced credit obligations is zero.

(3)The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

Credit Risk on Freestanding Derivatives

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

  The Company's OTC-cleared derivatives are effected through central clearing counterparties and its exchange-traded derivatives are effected through regulated exchanges. Such positions are marked to market and margined on a daily basis, and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives. See Note 9 for a description of the impact of credit risk on the valuation of derivatives.

  The estimated fair value of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral was as follows at:

                                                                   December 31, 2013    December 31, 2012
Derivatives Subject to a Master Netting Arrangement or a Similar  -------------------- --------------------
Arrangement                                                        Assets  Liabilities  Assets  Liabilities
----------------------------------------------------------------  -------- ----------- -------- -----------
                                                                                (In millions)
 Gross estimated fair value of derivatives:
  OTC-bilateral (1).............................................. $  1,450    $    851 $  2,436    $    982
  OTC-cleared (1)................................................       50           9       --          --
  Exchange-traded................................................       --           6       --          34
                                                                  --------    -------- --------    --------
    Total gross estimated fair value of derivatives (1)..........    1,500         866    2,436       1,016
 Amounts offset in the consolidated balance sheets...............       --          --       --          --
                                                                  --------    -------- --------    --------
 Estimated fair value of derivatives presented in the
   consolidated balance sheets (1)...............................    1,500         866    2,436       1,016
 Gross amounts not offset in the consolidated balance sheets:
 Gross estimated fair value of derivatives: (2)
  OTC-bilateral..................................................    (670)       (670)    (838)       (838)
  OTC-cleared....................................................      (8)         (8)       --          --
  Exchange-traded................................................       --          --       --          --
 Cash collateral: (3)
  OTC-bilateral..................................................    (216)          --    (897)          --
  OTC-cleared....................................................     (40)         (1)       --          --
  Exchange-traded................................................       --         (5)       --        (34)
 Securities collateral: (4)
  OTC-bilateral..................................................    (554)       (160)    (689)       (121)
  OTC-cleared....................................................       --          --       --          --
  Exchange-traded................................................       --         (1)       --          --
                                                                  --------    -------- --------    --------
 Net amount after application of master netting agreements and
   collateral.................................................... $     12    $     21 $     12    $     23
                                                                  ========    ======== ========    ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)

--------

(1)At December 31, 2013 and 2012, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $40 million and $66 million, respectively, and derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of $25 million and $46 million, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received is included in cash and cash equivalents, short-term investments, or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange-traded and OTC-cleared derivatives and is included in premiums, reinsurance and other receivables in the consolidated balance sheets. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2013 and 2012, the Company received excess cash collateral of $21 million and $0, respectively, and provided excess cash collateral of $19 million and $53 million, respectively, which is not included in the table above due to the foregoing limitation.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the consolidated balance sheets. Subject to certain constraints, the Company is permitted by contract to sell or repledge this collateral, but at December 31, 2013 none of the collateral had been sold or repledged. Securities collateral pledged by the Company is reported in fixed maturity securities in the consolidated balance sheets. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2013 and 2012, the Company received excess securities collateral with an estimated fair value of $34 million and $0, respectively, for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. At December 31, 2013 and 2012, the Company provided excess securities collateral with an estimated fair value of $1 million and $0, respectively, for its OTC-bilateral derivatives, $29 million and $0, respectively, for its OTC-cleared derivatives and $46 million and $0, respectively, for its exchange-traded derivatives, which are not included in the table above due to the foregoing limitation.

  The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include financial strength-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the financial strength ratings of the Company and/or the credit ratings of the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody's and S&P. If a party's financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's financial strength rating at the reporting date or if the Company's financial strength rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                               Estimated
                                             Fair Value of
                                          Collateral Provided: Fair Value of Incremental Collateral Provided Upon:
                                          -------------------- ---------------------------------------------------
                                                                                          Downgrade in the
                                                                                    Company's Financial Strength
                                                                   One Notch           Rating to a Level that
                         Estimated                                Downgrade in        Triggers Full Overnight
                       Fair Value of                             the Company's          Collateralization or
                     Derivatives in Net      Fixed Maturity    Financial Strength        Termination of the
                   Liability Position (1)      Securities            Rating             Derivative Position
                   ---------------------- -------------------- ------------------   ----------------------------
                                                          (In millions)
December 31, 2013          $          181       $          161      $          --             $                2
December 31, 2012          $          143       $          121      $           2             $               28

--------

(1)After taking into consideration the existence of netting agreements.

Embedded Derivatives

  The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs; affiliated assumed reinsurance of guaranteed minimum benefits related to GMWBs and certain GMIBs; funds withheld on ceded reinsurance; and certain debt and equity securities.

  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                     December 31,
                                                                  -------------------
                                        Balance Sheet Location       2013      2012
                                       -------------------------- ---------- --------
                                                                     (In millions)
Net embedded derivatives within asset
  host contracts:
  Ceded guaranteed minimum benefits... Premiums, reinsurance and
                                       other receivables......... $      912 $  3,551
  Options embedded in debt or equity
   securities......................... Investments...............       (30)     (14)
                                                                  ---------- --------
   Net embedded derivatives within asset host contracts.......    $      882 $  3,537
                                                                  ========== ========
Net embedded derivatives within
  liability host contracts:
  Direct guaranteed minimum benefits.. PABs...................... $  (1,232) $    705
  Assumed guaranteed minimum benefits. PABs......................       (13)        4
  Funds withheld on ceded reinsurance. Other liabilities.........         34      552
                                                                  ---------- --------
   Net embedded derivatives within liability host contracts...    $  (1,211) $  1,261
                                                                  ========== ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The following table presents changes in estimated fair value related to embedded derivatives:

                                               Years Ended December 31,
                                         -------------------------------------
                                             2013         2012        2011
                                         ------------- ----------- -----------
                                                     (In millions)
  Net derivative gains (losses) (1) (2). $        (94) $     1,292 $       250

--------

(1)The valuation of direct and assumed guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were ($156) million, ($235) million and $354 million for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment, were $76 million, $124 million and ($476) million for the years ended
   December 31, 2013, 2012 and 2011, respectively.

(2)See Note 6 for discussion of affiliated net derivative gains (losses) included in the table above.

9. Fair Value

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

                 Level 1  Unadjusted quoted prices in active
                          markets for identical assets or
                          liabilities. The Company defines
                          active markets based on average
                          trading volume for equity securities.
                          The size of the bid/ask spread is
                          used as an indicator of market
                          activity for fixed maturity
                          securities.

                 Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                 Level 3  Unobservable inputs that are
                          supported by little or no market
                          activity and are significant to the
                          determination of estimated fair value
                          of the assets or liabilities.
                          Unobservable inputs reflect the
                          reporting entity's own assumptions
                          about the assumptions that market
                          participants would use in pricing the
                          asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


Recurring Fair Value Measurements

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy, including those items for which the Company has elected the FVO, are presented below.

                                                                            December 31, 2013
                                                              ----------------------------------------------
                                                                   Fair Value Hierarchy
                                                              ------------------------------
                                                                                             Total Estimated
                                                              Level 1   Level 2    Level 3     Fair Value
                                                              -------- ---------- ---------- ---------------
                                                                              (In millions)
Assets
Fixed maturity securities:
  U.S. corporate............................................. $     -- $   15,454 $    1,248    $     16,702
  Foreign corporate..........................................       --      7,783        734           8,517
  U.S. Treasury and agency...................................    4,365      3,929         --           8,294
  RMBS.......................................................       --      4,266        422           4,688
  State and political subdivision............................       --      2,224         --           2,224
  ABS........................................................       --      1,682        419           2,101
  CMBS.......................................................       --      1,532         72           1,604
  Foreign government.........................................       --      1,122         --           1,122
                                                              -------- ---------- ----------    ------------
   Total fixed maturity securities...........................    4,365     37,992      2,895          45,252
                                                              -------- ---------- ----------    ------------
Equity securities:
  Non-redeemable preferred stock.............................       --        136         81             217
  Common stock...............................................       86         84         31             201
                                                              -------- ---------- ----------    ------------
   Total equity securities...................................       86        220        112             418
                                                              -------- ---------- ----------    ------------
Short-term investments (1)...................................      391      1,671         --           2,062
Mortgage loans held by CSEs -- FVO...........................       --      1,598         --           1,598
Other invested assets:
  FVO securities.............................................       --          9         --               9
  Derivative assets: (2)
   Interest rate.............................................       --      1,011         23           1,034
   Foreign currency exchange rate............................       --         77         --              77
   Credit....................................................       --         32          6              38
   Equity market.............................................       --        305          6             311
                                                              -------- ---------- ----------    ------------
     Total derivative assets.................................       --      1,425         35           1,460
                                                              -------- ---------- ----------    ------------
      Total other invested assets............................       --      1,434         35           1,469
Net embedded derivatives within asset host contracts (3).....       --         --        912             912
Separate account assets (4)..................................      259     97,368        153          97,780
                                                              -------- ---------- ----------    ------------
      Total assets........................................... $  5,101 $  140,283 $    4,107    $    149,491
                                                              ======== ========== ==========    ============
Liabilities
Derivative liabilities: (2)
  Interest rate.............................................. $      3 $      574 $       12    $        589
  Foreign currency exchange rate.............................       --         90         --              90
  Credit.....................................................       --          1         --               1
  Equity market..............................................        3         64         94             161
                                                              -------- ---------- ----------    ------------
   Total derivative liabilities..............................        6        729        106             841
                                                              -------- ---------- ----------    ------------
Net embedded derivatives within liability host contracts (3).       --         --    (1,211)         (1,211)
Long-term debt of CSEs.......................................       --      1,461         --           1,461
                                                              -------- ---------- ----------    ------------
      Total liabilities...................................... $      6 $    2,190 $  (1,105)    $      1,091
                                                              ======== ========== ==========    ============

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                                                           December 31, 2012
                                                              --------------------------------------------
                                                                  Fair Value Hierarchy
                                                              ----------------------------
                                                                                           Total Estimated
                                                              Level 1   Level 2   Level 3    Fair Value
                                                              -------- ---------- -------- ---------------
                                                                             (In millions)
Assets
Fixed maturity securities:
  U.S. corporate............................................. $     -- $   17,461 $  1,434     $    18,895
  Foreign corporate..........................................       --      8,577      868           9,445
  U.S. Treasury and agency...................................    5,082      3,782       --           8,864
  RMBS.......................................................       --      5,460      278           5,738
  State and political subdivision............................       --      2,304       25           2,329
  ABS........................................................       --      1,910      343           2,253
  CMBS.......................................................       --      2,231      125           2,356
  Foreign government.........................................       --      1,085        3           1,088
                                                              -------- ---------- --------     -----------
    Total fixed maturity securities..........................    5,082     42,810    3,076          50,968
                                                              -------- ---------- --------     -----------
Equity securities:
  Non-redeemable preferred stock.............................       --         47       93             140
  Common stock...............................................       70         81       26             177
                                                              -------- ---------- --------     -----------
    Total equity securities..................................       70        128      119             317
                                                              -------- ---------- --------     -----------
Short-term investments (1)...................................    1,233      1,285       13           2,531
Mortgage loans held by CSEs -- FVO...........................       --      2,666       --           2,666
Other invested assets:
  FVO securities.............................................       --          9       --               9
  Derivative assets: (2)
    Interest rate............................................       --      1,643      148           1,791
    Foreign currency exchange rate...........................       --         76       --              76
    Credit...................................................       --         13       10              23
    Equity market............................................       --        469       11             480
                                                              -------- ---------- --------     -----------
     Total derivative assets.................................       --      2,201      169           2,370
                                                              -------- ---------- --------     -----------
       Total other invested assets...........................       --      2,210      169           2,379
Net embedded derivatives within asset host contracts (3).....       --         --    3,551           3,551
Separate account assets (4)..................................      201     85,772      141          86,114
                                                              -------- ---------- --------     -----------
       Total assets.......................................... $  6,586 $  134,871 $  7,069     $   148,526
                                                              ======== ========== ========     ===========
Liabilities
Derivative liabilities: (2)
  Interest rate.............................................. $      7 $      767 $     29     $       803
  Foreign currency exchange rate.............................       --         67       --              67
  Credit.....................................................       --          3       --               3
  Equity market..............................................       27          8       62              97
                                                              -------- ---------- --------     -----------
    Total derivative liabilities.............................       34        845       91             970
                                                              -------- ---------- --------     -----------
Net embedded derivatives within liability host contracts (3).       --         --    1,261           1,261
Long-term debt of CSEs.......................................       --      2,559       --           2,559
                                                              -------- ---------- --------     -----------
       Total liabilities..................................... $     34 $    3,404 $  1,352     $     4,790
                                                              ======== ========== ========     ===========

--------

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


(1)Short-term investments as presented in the tables above differ from the amounts presented in the consolidated balance sheets because certain short-term investments are not measured at estimated fair value on a recurring basis.

(2)Derivative assets are presented within other invested assets in the consolidated balance sheets and derivative liabilities are presented within other liabilities in the consolidated balance sheets. The amounts are presented gross in the tables above to reflect the presentation in the consolidated balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

(3)Net embedded derivatives within asset host contracts are presented primarily within premiums, reinsurance and other receivables in the consolidated balance sheets. Net embedded derivatives within liability host contracts are presented primarily within PABs and other liabilities in the consolidated balance sheets. At December 31, 2013 and 2012, equity securities also included embedded derivatives of ($30) million and ($14) million, respectively.

(4)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

 Investments

  Valuation Controls and Procedures

    On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to MetLife Insurance Company of Connecticut's Audit Committee regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

  fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities and 11% of the total estimated fair value of Level 3 fixed maturity securities.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

  Securities, Short-term Investments and Long-term Debt of CSEs

    When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

    The estimated fair value of long-term debt of CSEs is determined on a basis consistent with the methodologies described herein for securities.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  Level 2 Valuation Techniques and Key Inputs:

    This level includes securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities and equity securities.

   U.S. corporate and foreign corporate securities

     These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Privately-placed securities are valued using matrix pricing methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer, and in certain cases, delta spread adjustments to reflect specific credit-related issues.

   U.S. Treasury and agency securities

     These securities are principally valued using the market approach. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques using standard market observable inputs such as a benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

   Structured securities comprised of RMBS, ABS and CMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs, including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information, including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

   State and political subdivision and foreign government securities

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques using standard market observable inputs including a benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

   Common and non-redeemable preferred stock

     These securities are principally valued using the market approach. Valuations are based principally on observable inputs, including quoted prices in markets that are not considered active.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  Level 3 Valuation Techniques and Key Inputs:

    In general, securities classified within Level 3 use many of the same valuation techniques and inputs as described previously for Level 2. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

    Short-term investments within this level are of a similar nature and class to the Level 3 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

   U.S. corporate and foreign corporate securities

     These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments to reflect specific credit-related issues, credit spreads; and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

   Structured securities comprised of RMBS, ABS and CMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including credit spreads. Below investment grade securities and sub-prime RMBS included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

   State and political subdivision and foreign government securities

     These securities are principally valued using the market approach. Valuations are based primarily on independent non-binding broker quotations and inputs, including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on matrix pricing that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including credit spreads.

   Common and non-redeemable preferred stock

     These securities, including privately-held securities and financial services industry hybrid securities classified within equity securities, are principally valued using the market and income approaches.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

   Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using inputs such as comparable credit rating and issuance structure. Certain of these securities are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2 and independent non-binding broker quotations.

  Mortgage Loans Held by CSEs -- FVO

    The Company consolidates certain securitization entities that hold commercial mortgage loans.

  Level 2 Valuation Techniques and Key Inputs:

    These investments are principally valued using the market approach. The principal market for these investments is the securitization market. The Company uses the quoted securitization market price of the obligations of the CSEs to determine the estimated fair value of these commercial loan portfolios. These market prices are determined principally by independent pricing services using observable inputs.

  Separate Account Assets

    Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets. Separate account assets include: mutual funds, fixed maturity securities, equity securities, derivatives, other limited partnership interests, short-term investments and cash and cash equivalents.

  Level 2 Valuation Techniques and Key Inputs:

    These assets are comprised of investments that are similar in nature to the instruments described under "-- Securities, Short-term Investments and Long-term Debt of CSEs." Also included are certain mutual funds without readily determinable fair values, as prices are not published publicly. Valuation of the mutual funds is based upon quoted prices or reported NAV provided by the fund managers.

  Level 3 Valuation Techniques and Key Inputs:

    These assets are comprised of investments that are similar in nature to the instruments described under "-- Securities, Short-term Investments and Long-term Debt of CSEs." Also included are other limited partnership interests, which are valued giving consideration to the value of the underlying holdings of the partnerships and by applying a premium or discount, if appropriate, for factors such as liquidity, bid/ask spreads, the performance record of the fund manager or other relevant variables that may impact the exit value of the particular partnership interest.

 Derivatives

   The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

 valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

   The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

   Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

   The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

  Freestanding Derivatives

  Level 2 Valuation Techniques and Key Inputs:

    This level includes all types of derivatives utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   Interest rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and basis curves.

     Option-based. Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, basis curves and interest rate volatility.

   Foreign currency exchange rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, basis curves, currency spot rates and cross currency basis curves.

   Credit

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, credit curves and recovery rates.

   Equity market

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, spot equity index levels and dividend yield curves.

     Option-based. Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, spot equity index levels, dividend yield curves and equity volatility.

  Level 3 Valuation Techniques and Key Inputs:

    These derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. These valuation methodologies generally use the same inputs as described in the corresponding sections above for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

   Interest rate

     Non-option-based. Significant unobservable inputs may include the extrapolation beyond observable limits of the swap yield curve and basis curves.

   Credit

     Non-option-based. Significant unobservable inputs may include credit spreads, repurchase rates and the extrapolation beyond observable limits of the swap yield curve and credit curves. Certain of these derivatives are valued based on independent non-binding broker quotations.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   Equity market

     Non-option-based. Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves and equity volatility.

 Embedded Derivatives

   Embedded derivatives principally include certain direct, assumed and ceded variable annuity guarantees and embedded derivatives related to funds withheld on ceded reinsurance. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

   The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and GMIBs contain embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs in the consolidated balance sheets.

   The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

   Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

   The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife.

   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   The Company assumed, from an affiliated insurance company, the risk associated with certain GMIBs. These embedded derivatives are included in other policy-related balances in the consolidated balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on these assumed risks is determined using a methodology consistent with that described previously for the guarantees directly written by the Company.

   The Company ceded, to an affiliated reinsurance company, the risk associated with certain of the GMIBs, GMABs and GMWBs described above that are also accounted for as embedded derivatives. In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also cedes, to the same affiliated reinsurance company, certain directly written GMIBs that are accounted for as insurance (i.e., not as embedded derivatives), but where the reinsurance agreement contains an embedded derivative. These embedded derivatives are included within premiums, reinsurance and other receivables in the consolidated balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

   The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as previously described in "-- Investments -- Securities, Short-term Investments and Long-term Debt of CSEs." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities in the consolidated balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

  Embedded Derivatives Within Asset and Liability Host Contracts

  Level 3 Valuation Techniques and Key Inputs:

   Direct and assumed guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   Reinsurance ceded on certain guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in "-- Direct and Assumed Guaranteed Minimum Benefits" and also include counterparty credit spreads.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


 Transfers between Levels

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

  Transfers between Levels 1 and 2:

    For assets and liabilities measured at estimated fair value and still held at December 31, 2013 and 2012, transfers between Levels 1 and 2 were not significant.

  Transfers into or out of Level 3:

    Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

    Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments or credit spreads.

    Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs (such as observable spreads used in pricing securities) or increases in market activity and upgraded credit ratings.

  Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

  The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:


                                                                                                December 31, 2013
                                                                                           ---------------------------
                                       Valuation                   Significant                                Weighted
                                      Techniques               Unobservable Inputs              Range        Average (1)
                                ------------------------    ---------------------------    ---------------   -----------
Fixed maturity securities: (3)
 U.S. corporate and                                          Delta spread                     (10) -     240      51
  foreign corporate............  Matrix pricing                adjustments (4)
                                                             Illiquidity premium (4)           30  -      30      30
                                                             Credit spreads (4)              (112) -     538     208
                                                             Offered quotes (5)                99  -     100     100
..                                Consensus pricing           Offered quotes (5)                33  -     103      87
                                -----------------------------------------------------------------------------------------
 RMBS..........................  Matrix pricing and          Credit spreads (4)               (96) -   2,406     295
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 10  -     100      95
                                 Consensus pricing           Offered quotes (5)                78  -     100      95
                                -----------------------------------------------------------------------------------------
 CMBS..........................  Matrix pricing and          Credit spreads (4)               341  -   1,879     746
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 97  -     104     101
                                 Consensus pricing           Offered quotes (5)               101  -     101     101
                                -----------------------------------------------------------------------------------------
 ABS...........................  Matrix pricing and          Credit spreads (4)                30  -     875     319
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 --  -     104     101
                                 Consensus pricing           Offered quotes (5)                58  -     106      98
                                -----------------------------------------------------------------------------------------
Derivatives:
 Interest rate.................  Present value               Swap yield (7)                   248  -     450
                                   techniques
                                -----------------------------------------------------------------------------------------
 Credit........................  Present value               Credit spreads (8)                98  -     100
                                   techniques
                                 Consensus pricing           Offered quotes (9)
                                -----------------------------------------------------------------------------------------
 Equity market.................  Present value               Volatility (10)                  17%  -     28%
                                   techniques
                                -----------------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded                Option pricing              Mortality rates:                  0%  -   0.10%
  guaranteed minimum               techniques                   Ages 0 - 40
  benefits.....................
                                                                Ages 41 - 60                0.04%  -   0.65%
                                                                Ages 61 - 115               0.26%  -    100%
                                                             Lapse rates:
                                                                Durations 1 - 10            0.50%  -    100%
                                                                Durations 11 - 20              3%  -    100%
                                                                Durations 21 - 116             3%  -    100%
                                                             Utilization rates                20%  -     50%
                                                             Withdrawal rates               0.07%  -     10%
                                                             Long-term equity              17.40%  -     25%
                                                               volatilities
                                                             Nonperformance                 0.03%  -   0.44%
                                                               risk spread
                                -----------------------------------------------------------------------------------------

                                                                                                December 31, 2012
                                                                                           ---------------------------
                                       Valuation                   Significant                                Weighted
                                      Techniques               Unobservable Inputs              Range        Average (1)
                                ------------------------    ---------------------------    ---------------   -----------
Fixed maturity securities: (3)
 U.S. corporate and                                          Delta spread                       9  -     500     105
  foreign corporate............  Matrix pricing                adjustments (4)
                                                             Illiquidity premium (4)           30  -      30      30
                                                             Credit spreads (4)              (157) -     876     282
                                                             Offered quotes (5)               100  -     100     100
..                                Consensus pricing           Offered quotes (5)                35  -     555      96
                                -----------------------------------------------------------------------------------------
 RMBS..........................  Matrix pricing and          Credit spreads (4)                40  -   2,367     436
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                100  -     100     100
                                 Consensus pricing           Offered quotes (5)
                                -----------------------------------------------------------------------------------------
 CMBS..........................  Matrix pricing and          Credit spreads (4)                10  -   9,164     413
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                100  -     104     102
                                 Consensus pricing           Offered quotes (5)
                                -----------------------------------------------------------------------------------------
 ABS...........................  Matrix pricing and          Credit spreads (4)                --  -     900     152
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 97  -     102     100
                                 Consensus pricing           Offered quotes (5)                50  -     111     100
                                -----------------------------------------------------------------------------------------
Derivatives:
 Interest rate.................  Present value               Swap yield (7)                   221  -     353
                                   techniques
                                -----------------------------------------------------------------------------------------
 Credit........................  Present value               Credit spreads (8)               100  -     100
                                   techniques
                                 Consensus pricing           Offered quotes (9)
                                -----------------------------------------------------------------------------------------
 Equity market.................  Present value               Volatility (10)                  18%  -     26%
                                   techniques
                                -----------------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded                Option pricing              Mortality rates:                  0%  -   0.10%
  guaranteed minimum               techniques                   Ages 0 - 40
  benefits.....................
                                                                Ages 41 - 60                0.05%  -   0.64%
                                                                Ages 61 - 115               0.32%  -    100%
                                                             Lapse rates:
                                                                Durations 1 - 10            0.50%  -    100%
                                                                Durations 11 - 20              3%  -    100%
                                                                Durations 21 - 116             3%  -    100%
                                                             Utilization rates                20%  -     50%
                                                             Withdrawal rates               0.07%  -     10%
                                                             Long-term equity              17.40%  -     25%
                                                               volatilities
                                                             Nonperformance                 0.10%  -   0.67%
                                                               risk spread
                                -----------------------------------------------------------------------------------------

                                                                                             Impact of
                                                                                            Increase in
                                                                                             Input on
                                       Valuation                   Significant               Estimated
                                      Techniques               Unobservable Inputs         Fair Value (2)
                                ------------------------    ---------------------------    --------------
Fixed maturity securities: (3)
 U.S. corporate and                                          Delta spread                    Decrease
  foreign corporate............  Matrix pricing                adjustments (4)
                                                             Illiquidity premium (4)         Decrease
                                                             Credit spreads (4)              Decrease
                                                             Offered quotes (5)              Increase
..                                Consensus pricing           Offered quotes (5)              Increase
                                --------------------------------------------------------------------------
 RMBS..........................  Matrix pricing and          Credit spreads (4)            Decrease (6)
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)             Increase (6)
                                 Consensus pricing           Offered quotes (5)            Increase (6)
                                --------------------------------------------------------------------------
 CMBS..........................  Matrix pricing and          Credit spreads (4)            Decrease (6)
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)             Increase (6)
                                 Consensus pricing           Offered quotes (5)            Increase (6)
                                --------------------------------------------------------------------------
 ABS...........................  Matrix pricing and          Credit spreads (4)            Decrease (6)
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)             Increase (6)
                                 Consensus pricing           Offered quotes (5)            Increase (6)
                                --------------------------------------------------------------------------
Derivatives:
 Interest rate.................  Present value               Swap yield (7)                Increase (11)
                                   techniques
                                --------------------------------------------------------------------------
 Credit........................  Present value               Credit spreads (8)            Decrease (8)
                                   techniques
                                 Consensus pricing           Offered quotes (9)
                                --------------------------------------------------------------------------
 Equity market.................  Present value               Volatility (10)               Increase (11)
                                   techniques
                                --------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded                Option pricing              Mortality rates:              Decrease (12)
  guaranteed minimum               techniques                   Ages 0 - 40
  benefits.....................
                                                                Ages 41 - 60               Decrease (12)
                                                                Ages 61 - 115              Decrease (12)
                                                             Lapse rates:
                                                                Durations 1 - 10           Decrease (13)
                                                                Durations 11 - 20          Decrease (13)
                                                                Durations 21 - 116         Decrease (13)
                                                             Utilization rates             Increase (14)
                                                             Withdrawal rates                      (15)
                                                             Long-term equity              Increase (16)
                                                               volatilities
                                                             Nonperformance                Decrease (17)
                                                               risk spread
                                --------------------------------------------------------------------------

--------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


(2)The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes to direct guaranteed minimum benefits are based on liability positions and changes to ceded guaranteed minimum benefits are based on asset positions.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Ranges represent the rates across different yield curves and are presented in basis points. The swap yield curve is utilized among different types of derivatives to project cash flows, as well as to discount future cash flows to present value. Since this valuation methodology uses a range of inputs across a yield curve to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(8)Represents the risk quoted in basis points of a credit default event on the underlying instrument. The range being provided is a single quoted spread in the valuation model. Credit derivatives with significant unobservable inputs are primarily comprised of written credit default swaps.

(9)At both December 31, 2013 and 2012, independent non-binding broker quotations were used in the determination of less than 1% of the total net derivative estimated fair value.

(10)Ranges represent the underlying equity volatility quoted in percentage points. Since this valuation methodology uses a range of inputs across multiple volatility surfaces to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(11)Changes are based on long U.S. dollar net asset positions and will be inversely impacted for short U.S. dollar net asset positions.

(12)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(13)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(14)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

   contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(15)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(16)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(17)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3, including those within separate account assets and embedded derivatives within funds withheld related to certain ceded reinsurance, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table. The valuation techniques and significant unobservable inputs used in the fair value measurement for the more significant assets measured at estimated fair value on a nonrecurring basis and determined using significant unobservable inputs (Level 3) are summarized in "-- Nonrecurring Fair Value Measurements."

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          ---------------------------------------------------------------------------------
                                                                     Fixed Maturity Securities:
                                          ---------------------------------------------------------------------------------
                                                                                      State and
                                            U.S.     Foreign  U.S. Treasury           Political                  Foreign
                                          Corporate Corporate  and Agency     RMBS   Subdivision  ABS    CMBS   Government
                                          --------- --------- ------------- -------- ----------- ------ ------- -----------
                                                                            (In millions)
Year Ended December 31, 2013:
Balance at January 1,.................... $  1,434  $    868    $        -- $    278  $      25  $  343 $   125 $         3
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................        7        --             --        1         --       1       1          --
   Net investment gains (losses).........       --       (7)             --      (1)         --       2      --          --
   Net derivative gains (losses).........       --        --             --       --         --      --      --          --
  OCI....................................     (39)       (5)             --       13         --     (5)       3          --
Purchases (3)............................      150        53             --      170         --     184      37          --
Sales (3)................................    (243)     (129)             --     (49)        (2)    (53)    (71)         (3)
Issuances (3)............................       --        --             --       --         --      --      --          --
Settlements (3)..........................       --        --             --       --         --      --      --          --
Transfers into Level 3 (4)...............      218        30             --       14         --      --      --          --
Transfers out of Level 3 (4).............    (279)      (76)             --      (4)       (23)    (53)    (23)          --
                                          --------  --------    ----------- --------  ---------  ------ ------- -----------
Balance at December 31,.................. $  1,248  $    734    $        -- $    422  $      --  $  419 $    72 $        --
                                          ========  ========    =========== ========  =========  ====== ======= ===========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income.................. $      7  $     --    $        -- $      1  $      --  $   -- $    -- $        --
  Net investment gains (losses).......... $     --  $    (3)    $        -- $     --  $      --  $   -- $    -- $        --
  Net derivative gains (losses).......... $     --  $     --    $        -- $     --  $      --  $   -- $    -- $        --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          ----------------------------------------------------------------------------------
                                          Equity Securities:               Net Derivatives: (6)
                                          -------------------             -----------------------
                                             Non-
                                          redeemable                                                    Net        Separate
                                          Preferred   Common  Short-term  Interest        Equity     Embedded      Account
                                            Stock     Stock   Investments   Rate   Credit Market  Derivatives (7) Assets (8)
                                          ---------- -------- ----------- -------- ------ ------- --------------- ----------
                                                                            (In millions)
Year Ended December 31, 2013:
Balance at January 1,.................... $       93 $     26 $       13  $   119  $   10 $  (51)   $       2,290  $    141
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................         --       --         --       --      --      --              --        --
   Net investment gains (losses).........         --        8         --       --      --      --              --         6
   Net derivative gains (losses).........         --       --         --     (16)     (4)    (40)             108        --
  OCI....................................         12        7         --     (58)      --      --              --        --
Purchases (3)............................          3        2         --       --      --      --              --         9
Sales (3)................................       (27)     (12)       (13)       --      --      --              --       (6)
Issuances (3)............................         --       --         --       --      --      --              --        --
Settlements (3)..........................         --       --         --     (19)      --       3            (59)        --
Transfers into Level 3 (4)...............         --       --         --       --      --      --              --         3
Transfers out of Level 3 (4).............         --       --         --     (15)      --      --              --        --
                                          ---------- -------- ----------  -------  ------ -------   -------------  --------
Balance at December 31,.................. $       81 $     31 $       --  $    11  $    6 $  (88)   $       2,123  $    153
                                          ========== ======== ==========  =======  ====== =======   =============  ========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income.................. $       -- $     -- $       --  $    --  $   -- $    --   $          --  $     --
  Net investment gains (losses).......... $      (3) $    (2) $       --  $    --  $   -- $    --   $          --  $     --
  Net derivative gains (losses).......... $       -- $     -- $       --  $   (8)  $  (4) $  (36)   $        (83)  $     --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                              Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          -------------------------------------------------------------------------------
                                                                    Fixed Maturity Securities:
                                          -------------------------------------------------------------------------------
                                                                 U.S.               State and
                                            U.S.     Foreign   Treasury             Political                  Foreign
                                          Corporate Corporate and Agency    RMBS   Subdivision  ABS    CMBS   Government
                                          --------- --------- ----------- -------- ----------- ------ ------- -----------
                                                                           (In millions)
Year Ended December 31, 2012:
Balance at January 1,.................... $  1,432  $    580  $        -- $    239  $      23  $  220 $   147 $         2
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................        7        --           --       --         --      --      --          --
   Net investment gains (losses).........       --      (24)           --      (4)         --      --     (1)          --
   Net derivative gains (losses).........       --        --           --       --         --      --      --          --
  OCI....................................       66        44           --       39          2       8       6           1
Purchases (3)............................      227       269           --       61         --     148      22          --
Sales (3)................................    (183)      (56)           --     (63)         --    (15)    (71)          --
Issuances (3)............................       --        --           --       --         --      --      --          --
Settlements (3)..........................       --        --           --       --         --      --      --          --
Transfers into Level 3 (4)...............       76        68           --        6         --      --      39          --
Transfers out of Level 3 (4).............    (191)      (13)           --       --         --    (18)    (17)          --
                                          --------  --------  ----------- --------  ---------  ------ ------- -----------
Balance at December 31,.................. $  1,434  $    868  $        -- $    278  $      25  $  343 $   125 $         3
                                          ========  ========  =========== ========  =========  ====== ======= ===========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income.................. $      7  $      1  $        -- $     --  $      --  $   -- $    -- $        --
  Net investment gains (losses).......... $     --  $   (16)  $        -- $    (2)  $      --  $   -- $    -- $        --
  Net derivative gains (losses).......... $     --  $     --  $        -- $     --  $      --  $   -- $    -- $        --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                          Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                    -----------------------------------------------------------------------------------
                                    Equity Securities:                Net Derivatives: (6)
                                    -------------------             ------------------------
                                       Non-
                                    redeemable                                                                Separate
                                    Preferred   Common  Short-term  Interest         Equity   Net Embedded    Account
                                      Stock     Stock   Investments   Rate   Credit  Market  Derivatives (7) Assets (8)
                                    ---------- -------- ----------- -------- ------ -------- --------------- ----------
                                                                       (In millions)
Year Ended December 31, 2012:
Balance at January 1,.............. $       76 $     21  $       10  $  174  $ (1)  $     43   $       1,009   $    130
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)
   Net investment income...........         --       --          --      --     --        --              --         --
   Net investment gains (losses)...         --      (2)          --      --     --        --              --         16
   Net derivative gains (losses)...         --       --          --       1     10      (91)           1,296         --
 OCI...............................         20        9          --       1     --        --              --         --
Purchases (3)......................         --       --          13      --     --        --              --          1
Sales (3)..........................        (3)      (2)        (10)      --     --        --              --        (5)
Issuances (3)......................         --       --          --    (10)     --        --              --         --
Settlements (3)....................         --       --          --    (47)     --       (3)            (15)         --
Transfers into Level 3 (4).........         --       --          --      --     --        --              --          1
Transfers out of Level 3 (4).......         --       --          --      --      1        --              --        (2)
                                    ---------- --------  ----------  ------  -----  --------   -------------   --------
Balance at December 31,............ $       93 $     26  $       13  $  119  $  10  $   (51)   $       2,290   $    141
                                    ========== ========  ==========  ======  =====  ========   =============   ========
Changes in unrealized gains
 (losses) included in net income
 (loss): (5)
 Net investment income............. $       -- $     --  $       --  $   --  $  --  $     --   $          --   $     --
 Net investment gains (losses)..... $       -- $    (4)  $       --  $   --  $  --  $     --   $          --   $     --
 Net derivative gains (losses)..... $       -- $     --  $       --  $    3  $  11  $   (88)   $       1,305   $     --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                              Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          --------------------------------------------------------------------------------
                                                                     Fixed Maturity Securities:
                                          --------------------------------------------------------------------------------
                                                                                      State and
                                            U.S.     Foreign  U.S. Treasury           Political                 Foreign
                                          Corporate Corporate  and Agency     RMBS   Subdivision  ABS    CMBS  Government
                                          --------- --------- ------------- -------- ----------- ------ ------ -----------
                                                                           (In millions)
Year Ended December 31, 2011:
Balance at January 1,....................  $  1,510  $    880   $        34 $    282    $     32 $  321 $  130 $        14
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................         6         1            --        1          --     --     --          --
   Net investment gains (losses).........        32      (20)            --      (5)          --    (6)     --          --
   Net derivative gains (losses).........        --        --            --       --          --     --     --          --
  OCI....................................        80        22            --      (9)         (8)      8     19          --
Purchases (3)............................        76       282            --       16          --    166     17          --
Sales (3)................................     (175)     (515)            --     (34)         (1)   (46)   (19)        (12)
Issuances (3)............................        --        --            --       --          --     --     --          --
Settlements (3)..........................        --        --            --       --          --     --     --          --
Transfers into Level 3 (4)...............        40         3            --        1          --     --     --          --
Transfers out of Level 3 (4).............     (137)      (73)          (34)     (13)          --  (223)     --          --
                                           --------  --------   ----------- --------    -------- ------ ------ -----------
Balance at December 31,..................  $  1,432  $    580   $        -- $    239    $     23 $  220 $  147 $         2
                                           ========  ========   =========== ========    ======== ====== ====== ===========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income..................  $      6  $      1   $        -- $      1    $     -- $   -- $   -- $        --
  Net investment gains (losses)..........  $     --  $    (9)   $        -- $    (5)    $     -- $  (2) $   -- $        --
  Net derivative gains (losses)..........  $     --  $     --   $        -- $     --    $     -- $   -- $   -- $        --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          ---------------------------------------------------------------------------------
                                          Equity Securities:              Net Derivatives: (6)
                                          ------------------             -----------------------
                                             Non-
                                          redeemable                                                              Separate
                                          Preferred  Common  Short-term  Interest         Equity  Net Embedded    Account
                                            Stock    Stock   Investments   Rate   Credit  Market Derivatives (7) Assets (8)
                                          ---------- ------- ----------- -------- ------- ------ --------------- ----------
                                                                      (In millions)
Year Ended December 31, 2011:
Balance at January 1,....................  $     214 $    22  $      173  $ (61)  $    11 $  12     $        677   $    133
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................         --      --          --      --       --    --               --         --
   Net investment gains (losses).........       (24)       2         (1)      --       --    --               --        (7)
   Net derivative gains (losses).........         --      --          --      50     (10)    32              254         --
  OCI....................................          1     (6)          --     199       --    --               --         --
Purchases (3)............................         --       9          10      --       --     3               --          5
Sales (3)................................      (115)     (6)       (172)      --       --    --               --        (1)
Issuances (3)............................         --      --          --      --      (1)   (4)               --         --
Settlements (3)..........................         --      --          --    (13)      (1)    --               78         --
Transfers into Level 3 (4)...............         --      --          --     (1)       --    --               --         --
Transfers out of Level 3 (4).............         --      --          --      --       --    --               --         --
                                           --------- -------  ----------  ------  ------- -----     ------------   --------
Balance at December 31,..................  $      76 $    21  $       10  $  174  $   (1) $  43     $      1,009   $    130
                                           ========= =======  ==========  ======  ======= =====     ============   ========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income..................  $      -- $    --  $       --  $   --  $    -- $  --     $         --   $     --
  Net investment gains (losses)..........  $     (3) $    --  $       --  $   --  $    -- $  --     $         --   $     --
  Net derivative gains (losses)..........  $      -- $    --  $       --  $   39  $  (10) $  33     $        256   $     --

--------

(1)Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods.

(6)Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

(7)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

(8)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders within separate account liabilities. Therefore, such changes in estimated fair value are not recorded in net income. For the purpose of this disclosure, these changes are presented within net investment gains (losses).

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


 Fair Value Option

   The following table presents information for certain assets and liabilities of CSEs, which are accounted for under the FVO. These assets and liabilities were initially measured at fair value.

                                                                             December 31,
                                                                           -----------------
                                                                              2013     2012
                                                                           -------- --------
                                                                             (In millions)
Assets: (1)
Unpaid principal balance.................................................. $  1,528 $  2,539
Difference between estimated fair value and unpaid principal balance......       70      127
                                                                           -------- --------
 Carrying value at estimated fair value................................... $  1,598 $  2,666
                                                                           ======== ========
Liabilities: (1)
Contractual principal balance............................................. $  1,436 $  2,444
Difference between estimated fair value and contractual principal balance.       25      115
                                                                           -------- --------
 Carrying value at estimated fair value................................... $  1,461 $  2,559
                                                                           ======== ========

--------

(1)These assets and liabilities are comprised of commercial mortgage loans and long-term debt. Changes in estimated fair value on these assets and liabilities and gains or losses on sales of these assets are recognized in net investment gains (losses). Interest income on commercial mortgage loans held by CSEs -- FVO is recognized in net investment income. Interest expense from long-term debt of CSEs -- FVO is recognized in other expenses.

Nonrecurring Fair Value Measurements

  The following table presents information for assets measured at estimated fair value on a nonrecurring basis during the periods and still held at the reporting dates; that is, they are not measured at fair value on a recurring basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The estimated fair values for these assets were determined using significant unobservable inputs (Level
3).

                                            At December 31,                Years Ended December 31,
                                         -------------------------------- --------------------------
                                          2013       2012       2011        2013     2012     2011
                                           ------     ------    -------   -------- --------- -------
                                         Carrying Value After Measurement       Gains (Losses)
                                         -------------------------------- --------------------------
                                                          (In millions)
Mortgage loans, net (1)................. $   36     $   65     $     8    $    (4) $       4 $     8
Other limited partnership interests (2). $    5     $    6     $     5    $    (6) $     (3) $   (2)
Real estate joint ventures (3).......... $    1     $    2     $    --    $    (1) $     (3) $    --
Goodwill (4)............................ $   --     $   --     $    --    $   (66) $   (394) $    --

--------

(1)Estimated fair values for impaired mortgage loans are based on independent broker quotations or valuation models using unobservable inputs or, if the loans are in foreclosure or are otherwise determined to be collateral dependent, are based on the estimated fair value of the underlying collateral or the present value of the expected future cash flows.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


(2)For these cost method investments, estimated fair value is determined from information provided in the financial statements of the underlying entities including NAV data. These investments include private equity and debt funds that typically invest primarily in various strategies including domestic and international leveraged buyout funds; power, energy, timber and infrastructure development funds; venture capital funds; and below investment grade debt and mezzanine debt funds. Distributions will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next two to 10 years. Unfunded commitments for these investments at both December 31, 2013 and 2012 were not significant.

(3)For these cost method investments, estimated fair value is determined from information provided in the financial statements of the underlying entities including NAV data. These investments include several real estate funds that typically invest primarily in commercial real estate. Distributions will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next one to 10 years. Unfunded commitments for these investments at both December 31, 2013 and 2012 were not significant.

(4)As discussed in Note 10, in 2013, the Company recorded an impairment of goodwill associated with the Retail Life & Other reporting unit. In addition, in 2012, the Company recorded an impairment of goodwill associated with the Retail Annuities reporting unit. These impairments have been categorized as Level 3 due to the significant unobservable inputs used in the determination of the estimated fair value.

Fair Value of Financial Instruments Carried at Other Than Fair Value

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income, payables for collateral under securities loaned and other transactions and those short-term investments that are not securities, such as time deposits, and therefore are not included in the three level hierarchy table disclosed in the "-- Recurring Fair Value Measurements" section. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                           December 31, 2013
                                     --------------------------------------------------------------
                                                       Fair Value Hierarchy
                                               ------------------------------------
                                     Carrying                                       Total Estimated
                                      Value        Level 1     Level 2     Level 3    Fair Value
                                     --------- ----------- ----------- ------------ ---------------
                                                             (In millions)
Assets
Mortgage loans...................... $   6,120 $        -- $        -- $      6,427  $      6,427
Policy loans........................ $   1,219 $        -- $       872 $        407  $      1,279
Real estate joint ventures.......... $      55 $        -- $        -- $         98  $         98
Other limited partnership interests. $      78 $        -- $        -- $         89  $         89
Other invested assets............... $     931 $        -- $       995 $         --  $        995
Premiums, reinsurance and other
 receivables........................ $   5,928 $        -- $        24 $      6,282  $      6,306
Liabilities
PABs................................ $  20,875 $        -- $        -- $     21,987  $     21,987
Long-term debt...................... $     790 $        -- $     1,009 $         --  $      1,009
Other liabilities................... $     258 $        -- $        96 $        162  $        258
Separate account liabilities........ $   1,448 $        -- $     1,448 $         --  $      1,448

                                                           December 31, 2012
                                     --------------------------------------------------------------
                                                       Fair Value Hierarchy
                                               ------------------------------------
                                     Carrying                                       Total Estimated
                                      Value        Level 1     Level 2     Level 3    Fair Value
                                     --------- ----------- ----------- ------------ ---------------
                                                             (In millions)
Assets
Mortgage loans...................... $   6,491 $        -- $        -- $      7,009  $      7,009
Policy loans........................ $   1,216 $        -- $       861 $        450  $      1,311
Real estate joint ventures.......... $      59 $        -- $        -- $        101  $        101
Other limited partnership interests. $      94 $        -- $        -- $        103  $        103
Other invested assets............... $     432 $        -- $       548 $         --  $        548
Premiums, reinsurance and other
 receivables........................ $   6,015 $        -- $        86 $      6,914  $      7,000
Liabilities
PABs................................ $  22,613 $        -- $        -- $     24,520  $     24,520
Long-term debt...................... $     791 $        -- $     1,076 $         --  $      1,076
Other liabilities................... $     237 $        -- $        81 $        156  $        237
Separate account liabilities........ $   1,296 $        -- $     1,296 $         --  $      1,296

  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 Mortgage Loans

   For mortgage loans, estimated fair value is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


 Policy Loans

   Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

 Real Estate Joint Ventures and Other Limited Partnership Interests

   The estimated fair values of these cost method investments are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

 Other Invested Assets

  These other invested assets are principally comprised of loans to affiliates. The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

 Premiums, Reinsurance and Other Receivables

  Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivatives and amounts receivable for securities sold but not yet settled.

   Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

   The amounts on deposit for derivative settlements, classified within Level 2, essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over short periods such that the estimated fair value approximates carrying value.

 PABs

   These PABs include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are excluded from this caption in the preceding tables as they are separately presented in "-- Recurring Fair Value Measurements."

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   The investment contracts primarily include certain funding agreements, fixed deferred annuities, modified guaranteed annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

 Long-term Debt

   The estimated fair value of long-term debt is principally determined using market standard valuation methodologies. Valuations are based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, observable prices and spreads for similar publicly traded or privately traded issues.

 Other Liabilities

   Other liabilities consist primarily of interest payable, amounts due for securities purchased but not yet settled and funds withheld amounts payable, which are contractually withheld by the Company in accordance with the terms of the reinsurance agreements. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

 Separate Account Liabilities

   Separate account liabilities represent those balances due to policyholders under contracts that are classified as investment contracts.

   Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding.

   Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described in the section "-- Recurring Fair Value Measurements," the value of those assets approximates the estimated fair value of the related separate account liabilities. The valuation techniques and inputs for separate account liabilities are similar to those described for separate account assets.

10. Goodwill

  Goodwill is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Step 1 of the goodwill impairment process requires a comparison of the fair value of a reporting unit to its carrying value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

10. Goodwill (continued)

In performing the Company's goodwill impairment tests, the estimated fair values of the reporting units are first determined using a market multiple valuation approach. When further corroboration is required, the Company uses a discounted cash flow valuation approach. For reporting units which are particularly sensitive to market assumptions, the Company may use additional valuation methodologies to estimate the reporting units' fair values.

  The market multiple valuation approach utilizes market multiples of companies with similar businesses and the projected operating earnings of the reporting unit. The discounted cash flow valuation approach requires judgments about revenues, operating earnings projections, capital market assumptions and discount rates. The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting units include projected operating earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the account value of in-force business, projections of new and renewal business, as well as margins on such business, the level of interest rates, credit spreads, equity market levels, and the discount rate that the Company believes is appropriate for the respective reporting unit.

  The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting units could result in goodwill impairments in future periods which could materially adversely affect the Company's results of operations or financial position.

  During the 2013 annual goodwill impairment tests, the market multiple and discounted cash flow valuation techniques indicated that the fair value of the Retail Life & Other reporting unit was below its carrying value. Due to these results, an actuarial appraisal, which estimates the net worth of the reporting unit, the value of existing business and the value of new business, was also performed. This appraisal also resulted in a fair value of the Retail Life & Other reporting unit that was less than the carrying value, indicating a potential for goodwill impairment. An increase in required reserves on universal life products with secondary guarantees, together with modifications to financial reinsurance treaty terms, was reflected in the fair value estimate. In addition, decreased future sales assumptions reflected in the valuation were driven by the discontinuance of certain sales of universal life products with secondary guarantees by the Company. Accordingly, the Company performed Step 2 of the goodwill impairment process, which compares the implied fair value of goodwill with the carrying value of that goodwill in the reporting unit to calculate the amount of goodwill impairment. The Company determined that all of the recorded goodwill associated with the Retail Life & Other reporting unit was not recoverable and recorded a non-cash charge of $66 million ($57 million, net of income tax) for the impairment of the entire goodwill balance in the consolidated statements of operations for the year ended December 31, 2013. The full amount was impaired at MetLife Insurance Company of Connecticut.

  In addition, the Company performed its annual goodwill impairment test of its Corporate Benefit Funding reporting unit using a market multiple valuation approach and concluded that the fair value of such reporting unit was in excess of its carrying value and, therefore, goodwill was not impaired.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

10. Goodwill (continued)


  Information regarding goodwill by segment, as well as Corporate & Other, was as follows:

                                            Corporate
                                             Benefit   Corporate
                                    Retail   Funding  & Other (1)  Total
                                   -------- --------- ----------- --------
                                                (In millions)
     Balance at January 1, 2012
     Goodwill..................... $    241  $  307    $    405   $    953
     Accumulated impairment.......       --      --          --         --
                                   --------  ------    --------   --------
      Total goodwill, net......... $    241  $  307    $    405   $    953

     Impairments (2)..............    (218)      --       (176)      (394)

     Balance at December 31, 2012
     Goodwill..................... $    241  $  307    $    405   $    953
     Accumulated impairment.......    (218)      --       (176)      (394)
                                   --------  ------    --------   --------
      Total goodwill, net......... $     23  $  307    $    229   $    559
     Impairments                       (23)      --        (43)       (66)
     Balance at December 31, 2013.
     Goodwill..................... $    241  $  307    $    405   $    953
     Accumulated impairment.......    (241)      --       (219)      (460)
                                   --------  ------    --------   --------
      Total goodwill, net......... $     --  $  307    $    186   $    493
                                   ========  ======    ========   ========

--------

(1)For purposes of goodwill impairment testing, the $229 million of net goodwill in Corporate & Other at December 31, 2012, which resulted from goodwill acquired as part of the 2005 Travelers acquisition, was allocated to business units of the Retail and Corporate Benefit Funding segments in the amounts of $43 million and $186 million, respectively. As reflected in the table, the $43 million related to the Retail segment was impaired for the year ended December 31, 2013.

(2)In connection with its annual goodwill impairment testing, the Company determined that all of the recorded goodwill associated with the Retail Annuities reporting unit was not recoverable and recorded a non-cash charge of $394 million ($147 million, net of income tax) for the impairment of the entire goodwill balance in the consolidated statements of operations for the year ended December 31, 2012. Of this amount, $327 million ($80 million, net of income tax) was impaired at MetLife Insurance Company of Connecticut.

11. Debt

  Long-term debt outstanding was as follows:

                                                            December 31,
                                        Interest          -----------------
                                          Rate   Maturity   2013     2012
                                        -------- -------- -------- --------
                                                            (In millions)
    Surplus notes -- affiliated........   8.60%      2038 $    750 $    750
    Long-term debt -- unaffiliated (1).   7.03%      2030       40       41
                                                          -------- --------
     Total long-term debt (2)..........                   $    790 $    791
                                                          ======== ========

--------

(1)Principal and interest is paid quarterly.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

11. Debt (continued)


(2)Excludes $1.5 billion and $2.6 billion of long-term debt relating to CSEs at December 31, 2013 and 2012, respectively. See Note 7.

  The aggregate maturities of long-term debt at December 31, 2013 are $1 million in each of 2014, 2015, 2016, and 2017, $2 million in 2018 and $784 million thereafter.

  Interest expense related to the Company's indebtedness included in other expenses was $68 million, $68 million and $67 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  Payments of interest and principal on the surplus notes, which are subordinate to all other obligations at the operating company level, may be made only with the prior approval of the insurance department of the state of domicile.

12. Equity

Return of Capital

  During the year ended December 31, 2011, Sino-US MetLife Insurance Company Limited ("Sino"), an insurance underwriting joint venture of the Company accounted for under the equity method, merged with United MetLife Insurance Company Limited ("United"), another insurance underwriting joint venture of an affiliate of the Company. MetLife Insurance Company of Connecticut's ownership interest in the merged entity, Sino-US United MetLife Insurance Company Limited ("Sino-United") was determined based on its contributed capital and share of undistributed earnings of Sino compared to the contributed capital and undistributed earnings of all other investees of Sino and United. Since both of the joint ventures were under common ownership both prior to and subsequent to the merger, MetLife Insurance Company of Connecticut's investment in Sino-United is based on the carrying value of its investment in Sino. Pursuant to the merger, MetLife Insurance Company of Connecticut entered into an agreement to pay the affiliate an amount based on the relative fair values of their respective investments in Sino-United. Accordingly, upon completion of the estimation of fair value, $47 million, representing a return of capital, was paid during the year ended December 31, 2011. MetLife Insurance Company of Connecticut's investment in Sino-United is accounted for under the equity method and is included in other invested assets.

Common Stock

  The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which were outstanding at both December 31, 2013 and 2012. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife and the remaining shares are owned by MetLife Investors Group, Inc.

Statutory Equity and Income

  Each U.S. insurance company's state of domicile imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"). Companies below specific trigger points or ratios are classified within certain levels, each of which requires

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)

specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC. The RBC ratio for MetLife Insurance Company of Connecticut and its U.S. insurance subsidiary, MLI-USA, were in excess of 400% for all periods presented.

  MetLife Insurance Company of Connecticut and its insurance subsidiaries prepare statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile or applicable foreign jurisdiction. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

  Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance agreements and valuing securities on a different basis.

  In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

  Statutory net income (loss) of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $790 million, $848 million and $46 million for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $4.8 billion and $5.3 billion at December 31, 2013 and 2012, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Connecticut Insurance Department.

  Statutory net income (loss) of MLI-USA, a Delaware domiciled insurer, was $209 million, $84 million and $178 million for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $1.9 billion and $1.7 billion at December 31, 2013 and 2012, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Delaware Department of Insurance.

  As of December 31, 2013, MetLife Insurance Company of Connecticut's sole foreign insurance subsidiary, MetLife Assurance Limited ("MAL") was regulated by authorities in the United Kingdom and was subject to minimum capital and solvency requirements before corrective action commences. The required capital and surplus was $165 million and the actual regulatory capital and surplus was $573 million as of the date of the most recent capital adequacy calculation for the jurisdiction. MAL exceeded these minimum capital and solvency requirements for all other periods presented. See Note 17 for additional information on MAL.

Dividend Restrictions

  Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to its stockholders as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)

of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance (the "Connecticut Commissioner") and the Connecticut Commissioner either approves the distribution of the dividend or does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)" reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the year ended December 31, 2013, MetLife Insurance Company of Connecticut paid a dividend to its stockholders in the amount of $1.0 billion. During the year ended December 31, 2012, MetLife Insurance Company of Connecticut paid total dividends of $706 million. During June 2012, the Company distributed all of the issued and outstanding shares of common stock of MetLife Europe to its stockholders as an in-kind extraordinary dividend of $202 million, as calculated on a statutory basis. Regulatory approval for this extraordinary dividend was obtained due to the timing of payment. During December 2012, MetLife Insurance Company of Connecticut paid a dividend to its stockholders in the amount of $504 million, which represented its ordinary dividend capacity at year-end 2012. Due to the June 2012 in -kind dividend, a portion of this was extraordinary and regulatory approval was obtained. During the years ended December 31, 2011, MetLife Insurance Company of Connecticut paid a dividend of $517 million. Based on amounts at December 31, 2013, MetLife Insurance Company of Connecticut could pay a stockholder dividend in 2014 of $1.0 billion without prior approval of the Connecticut Commissioner.

  Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife Insurance Company of Connecticut as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its net statutory gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance (the "Delaware Commissioner") and the Delaware Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)") as of the immediately preceding calendar year requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the years ended December 31, 2013, 2012 and 2011, MLI-USA did not pay dividends to MetLife Insurance Company of Connecticut. Because MLI-USA's statutory unassigned funds were negative at December 31, 2013, MLI-USA cannot pay any dividends in 2014 without prior regulatory approval.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)


Accumulated Other Comprehensive Income (Loss)

  Information regarding changes in the balances of each component of AOCI, net of income tax, was as follows:

                                                    Unrealized                       Foreign
                                                 Investment Gains     Unrealized    Currency
                                                 (Losses), Net of   Gains (Losses) Translation
                                                Related Offsets (1) on Derivatives Adjustments   Total
                                                ------------------- -------------- ----------- ----------
                                                                      (In millions)
Balance at December 31, 2010...................      $          412    $      (70)  $    (125) $      217
OCI before reclassifications...................               2,118            356        (16)      2,458
Income tax expense (benefit)...................               (747)          (125)           2      (870)
                                                     --------------    -----------  ---------- ----------
 OCI before reclassifications, net of income
   tax.........................................               1,783            161       (139)      1,805
Amounts reclassified from AOCI.................                (44)            (9)          --       (53)
Income tax expense (benefit)...................                  16              3          --         19
                                                     --------------    -----------  ---------- ----------
 Amounts reclassified from AOCI, net of income
   tax.........................................                (28)            (6)          --       (34)
                                                     --------------    -----------  ---------- ----------
Balance at December 31, 2011...................               1,755            155       (139)      1,771
OCI before reclassifications...................                 945              7          88      1,040
Income tax expense (benefit)...................               (350)            (1)           2      (349)
                                                     --------------    -----------  ---------- ----------
 OCI before reclassifications, net of income
   tax.........................................               2,350            161        (49)      2,462
Amounts reclassified from AOCI.................                (95)            (3)          --       (98)
Income tax expense (benefit)...................                  35              1          --         36
                                                     --------------    -----------  ---------- ----------
 Amounts reclassified from AOCI, net of income
   tax.........................................                (60)            (2)          --       (62)
                                                     --------------    -----------  ---------- ----------
Balance at December 31, 2012...................               2,290            159        (49)      2,400
OCI before reclassifications...................             (2,039)          (193)          28    (2,204)
Income tax expense (benefit)...................                 671             68         (2)        737
                                                     --------------    -----------  ---------- ----------
 OCI before reclassifications, net of income
   tax.........................................                 922             34        (23)        933
Amounts reclassified from AOCI.................                (55)           (11)          --       (66)
Income tax expense (benefit)...................                  18              4          --         22
                                                     --------------    -----------  ---------- ----------
 Amounts reclassified from AOCI, net of income
   tax.........................................                (37)            (7)          --       (44)
                                                     --------------    -----------  ---------- ----------
Balance at December 31, 2013...................      $          885    $        27  $     (23) $      889
                                                     ==============    ===========  ========== ==========

--------

(1)See Note 7 for information on offsets to investments related to insurance liabilities and DAC and VOBA.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)


  Information regarding amounts reclassified out of each component of AOCI, was as follows:

                                                                                   Statement of Operations and
AOCI Components                                 Amounts Reclassified from AOCI Comprehensive Income (Loss) Location
--------------------------------------------    -----------------------------  ------------------------------------
                                                  Years Ended December 31,
                                                -----------------------------
                                                  2013       2012      2011
                                                ---------  --------- ---------
                                                        (In millions)
Net unrealized investment gains (losses):
  Net unrealized investment gains
   (losses).................................... $      48  $      98 $      14 Other net investment gains (losses)
  Net unrealized investment gains
   (losses)....................................        16          6        25 Net investment income
  Net unrealized investment gains
   (losses)....................................         2       (12)        10 Net derivative gains (losses)
  OTTI.........................................      (11)          3       (5) OTTI on fixed maturity securities
                                                ---------  --------- ---------
    Net unrealized investment gains
     (losses), before income tax...............        55         95        44
    Income tax (expense) benefit...............      (18)       (35)      (16)
                                                ---------  --------- ---------
    Net unrealized investment gains
     (losses), net of income tax............... $      37  $      60 $      28
                                                =========  ========= =========
Unrealized gains (losses) on derivatives -
 cash flow hedges:
  Interest rate swaps..........................        --         --         1 Net derivative gains (losses)
  Interest rate forwards.......................         9          1         9 Net derivative gains (losses)
  Interest rate forwards.......................         1          1        -- Net investment income
  Foreign currency swaps.......................        --          1       (2) Net derivative gains (losses)
  Credit forwards..............................        --         --         1 Net derivative gains (losses)
  Credit forwards..............................         1         --        -- Net investment income
                                                ---------  --------- ---------
    Gains (losses) on cash flow hedges,
     before income tax.........................        11          3         9
    Income tax (expense) benefit...............       (4)        (1)       (3)
                                                ---------  --------- ---------
    Gains (losses) on cash flow hedges, net
     of income tax............................. $       7  $       2 $       6
                                                =========  ========= =========
Total reclassifications, net of income tax..... $      44  $      62 $      34
                                                =========  ========= =========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


13. Other Expenses

  Information on other expenses was as follows:

                                                     Years Ended December 31,
                                                   ----------------------------
                                                     2013     2012      2011
                                                   -------- -------- ----------
                                                          (In millions)
 Compensation..................................... $    352 $    402 $      357
 Commissions......................................      639      939      1,418
 Volume-related costs.............................      138      159        196
 Affiliated interest costs on ceded reinsurance...      212      271        271
 Capitalization of DAC............................    (504)    (886)    (1,365)
 Amortization of DAC and VOBA.....................       50    1,035      1,159
 Interest expense on debt and debt issuance costs.      190      231        389
 Premium taxes, licenses and fees.................       57       63         75
 Professional services............................       41       25         50
 Rent and related expenses........................       31       37         29
 Other............................................      453      444        402
                                                   -------- -------- ----------
  Total other expenses............................ $  1,659 $  2,720 $    2,981
                                                   ======== ======== ==========

Capitalization of DAC and Amortization of DAC and VOBA

  See Note 5 for additional information on DAC and VOBA including impacts of capitalization and amortization.

Interest Expense on Debt and Debt Issuance Costs

  Interest expense on debt and debt issuance costs includes interest expense on debt (see Note 11) and interest expense related to CSEs (see Note 7).

Affiliated Expenses

  Commissions, capitalization of DAC and amortization of DAC include the impact of affiliated reinsurance transactions. See Notes 6, 11 and 16 for discussion of affiliated expenses included in the table above.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


14. Income Tax

  The provision for income tax from continuing operations was as follows:

                                                              Years Ended December 31,
                                                              ---------------------------------------------------
                                                               2013             2012              2011
                                                                  ------          --------          --------
                                                                   (In millions)
  Current:
   Federal................................................... $ (41)          $  (235)          $  (157)
   Foreign...................................................      8              (10)               (5)
                                                                  ------          --------          --------
     Subtotal................................................   (33)             (245)             (162)
                                                                  ------          --------          --------
  Deferred:
   Federal...................................................    242               598               613
   Foreign...................................................     18                19                42
                                                                  ------          --------          --------
     Subtotal................................................    260               617               655
                                                                  ------          --------          --------
       Provision for income tax expense (benefit)............ $  227          $    372          $    493
                                                                  ======          ========          ========
    The Company's income (loss) from continuing operations before income tax expense (benefit) from domestic and foreign operations were as follows:
                                                              Years Ended December 31,
                                                              ---------------------------------------------------
                                                               2013             2012              2011
                                                                  ------          --------          --------
                                                                   (In millions)
  Income (loss) from continuing operations:
   Domestic.................................................. $  869          $  1,492          $  1,545
   Foreign...................................................     78               (2)               122
                                                                  ------          --------          --------
     Total................................................... $  947          $  1,490          $  1,667
                                                                  ======          ========          ========
    The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations was as follows:
                                                              Years Ended December 31,
                                                              ---------------------------------------------------
                                                               2013             2012              2011
                                                                  ------          --------          --------
                                                                   (In millions)
  Tax provision at U.S. statutory rate....................... $  331          $    522          $    583
  Tax effect of:
   Dividend received deduction...............................   (81)              (70)              (69)
   Tax-exempt income.........................................     --               (1)               (2)
   Prior year tax............................................    (4)                 3               (9)
   Tax credits...............................................   (10)               (8)              (11)
   Foreign tax rate differential.............................    (2)                13               (1)
   Change in valuation allowance.............................     --                22               (2)
   Goodwill impairment.......................................     13             (109)                --
   Sale of subsidiary........................................   (24)                --                --
   Other, net................................................      4                --                 4
                                                                  ------          --------          --------
     Provision for income tax expense (benefit).............. $  227          $    372          $    493
                                                                  ======          ========          ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

14. Income Tax (continued)


   Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                                       December 31,
                                                            -----------------------------------------------------
                                                                 2013                        2012
                                                            ----------------              ------------------
                                                                       (In millions)
Deferred income tax assets:
 Policyholder liabilities and receivables.................. $          1,282          $              883
 Net operating loss carryforwards..........................               22                          32
 Employee benefits.........................................               --                           3
 Tax credit carryforwards..................................              125                          92
 Other.....................................................                7                          35
                                                                     ----------------     ------------------
   Total gross deferred income tax assets..................            1,436                       1,045
 Less: Valuation allowance.................................               --                          25
                                                                     ----------------     ------------------
   Total net deferred income tax assets....................            1,436                       1,020
                                                                     ----------------     ------------------
Deferred income tax liabilities:
 Investments, including derivatives........................              651                         258
 Net unrealized investment gains...........................              575                       1,336
 DAC and VOBA..............................................            1,543                       1,281
 Other.....................................................               52                          15
                                                                     ----------------     ------------------
   Total deferred income tax liabilities...................            2,821                       2,890
                                                                     ----------------     ------------------
     Net deferred income tax asset (liability)............. $        (1,385)          $          (1,870)
                                                                     ================     ==================
   The following table sets forth the domestic net operating carryforwards for tax purposes at December 31,
 2013:
                                                                    Net Operating Loss
                                                                       Carryforwards
                                                            -----------------------------------------------------
                                                                Amount                    Expiration
                                                            ----------------              ------------------
                                                             (In millions)
Domestic................................................... $             64           Beginning in 2028

   Tax credit carryforwards of $125 million at December 31, 2013 will expire beginning in 2015.

   Pursuant to Internal Revenue Service ("IRS") rules, the Company was excluded from MetLife's life/non-life consolidated federal tax return for the five years subsequent to MetLife's July 2005 acquisition of the Company. In 2011, MetLife Insurance Company of Connecticut and its subsidiaries joined the consolidated return and became a party to the MetLife tax sharing agreement. Prior to 2011, MetLife Insurance Company of Connecticut filed a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries filed either separate individual corporate tax returns or separate consolidated tax returns.

   The Company participates in a tax sharing agreement with MetLife, as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates included $194 million, $135 million, and $151 million at December 31, 2013, 2012, and 2011, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

14. Income Tax (continued)


   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the IRS and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state or local income tax examinations in major taxing jurisdictions for years prior to 2005. In 2012, the Company and the IRS completed and settled substantially all the issues identified in the audit years of 2005 and 2006. The issues not settled are under review at the IRS Appeals Division.

   The Company's liability for unrecognized tax benefits may increase or decrease in the next 12 months. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

   A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

                                                                           Years Ended December 31,
                                                                          ---------------------------
                                                                           2013     2012      2011
                                                                          ------- --------- ---------
                                                                                 (In millions)
Balance at January 1,.................................................... $   (1) $      29 $      38
Additions for tax positions of prior years...............................      25        46        --
Reductions for tax positions of prior years..............................     (1)      (76)       (3)
Additions for tax positions of current year..............................       1         9         2
Reductions for tax positions of current year.............................     (1)       (9)       (8)
                                                                          ------- --------- ---------
Balance at December 31,..................................................     $23 $     (1) $      29
                                                                          ======= ========= =========
Unrecognized tax benefits that, if recognized would impact the effective
  rate................................................................... $    23  $    (1)  $    (3)
                                                                          ======= ========= =========

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

Interest was as follows:

                                                                  Years Ended December 31,
                                                                  ------------------------
                                                                   2013    2012    2011
                                                                  ------  ------  -------
                                                                      (In millions)
Interest recognized in the consolidated statements of operations. $    1  $  (9)  $    --

                                                                            December 31,
                                                                          ----------------
                                                                           2013    2012
                                                                          ------  -------
                                                                          (In millions)
Interest included in other liabilities in the consolidated balance sheets $    1  $    --

   The Company had no penalties for the years ended December 31, 2013, 2012 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

14. Income Tax (continued)


   The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2013 and 2012, the Company recognized an income tax benefit of $92 million and $70 million, respectively, related to the separate account DRD. The 2013 benefit included a benefit of $11 million related to a true-up of the 2012 tax return. The 2012 benefit included an expense of less than $1 million related to a true-up of the 2011 tax return.

15. Contingencies, Commitments and Guarantees

Contingencies

 Litigation

   The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

   Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

   The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for some of the matters below. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at December 31, 2013.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

15. Contingencies, Commitments and Guarantees (continued)


  Matters as to Which an Estimate Can Be Made

   For some of the matters discussed below, the Company is able to estimate a reasonably possible range of loss. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. As of December 31, 2013, the aggregate range of reasonably possible losses in excess of amounts accrued for these matters was not material for the Company.

  Matters as to Which an Estimate Cannot Be Made

   For other matters disclosed below, the Company is not currently able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation contingencies and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

  Unclaimed Property Inquiries

   In April 2012, MetLife, for itself and on behalf of entities including MetLife Insurance Company of Connecticut, reached agreements with representatives of the U.S. jurisdictions that were conducting audits of MetLife and certain of its affiliates for compliance with unclaimed property laws, and with state insurance regulators directly involved in a multistate targeted market conduct examination relating to claim-payment practices and compliance with unclaimed property laws. On December 28, 2012, the West Virginia Treasurer filed an action (West Virginia ex rel. John D. Perdue v. MetLife Insurance Company of Connecticut, Circuit Court of Putnam County) alleging that the Company violated the West Virginia Uniform Unclaimed Property Act, seeking to compel compliance with the Act, and seeking payment of unclaimed property, interest, and penalties. On November 14, 2012, the Treasurer filed a substantially identical suit against MLI-USA. On
 December 30, 2013, the court granted defendants' motions to dismiss all of the West Virginia Treasurer's actions. The Treasurer has filed a notice to appeal the dismissal order. At least one other jurisdiction is pursuing a similar market conduct examination. It is possible that other jurisdictions may pursue similar examinations, audits, or lawsuits and that such actions may result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, administrative penalties, interest, and/or further changes to the Company's procedures. The Company is not currently able to estimate these additional possible costs.

  Sales Practices Claims

   Over the past several years, the Company has faced claims and regulatory inquires and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in these matters. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices matters.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

15. Contingencies, Commitments and Guarantees (continued)


  Summary

   Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

   It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although, in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

 Insolvency Assessments

   Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

   Assets and liabilities held for insolvency assessments were as follows:

                                                                 December 31,
                                                                ---------------
                                                                 2013    2012
                                                                ------- -------
                                                                 (In millions)
 Other Assets:
  Premium tax offset for future undiscounted assessments....... $    10 $    19
  Premium tax offsets currently available for paid assessments.      10       2
                                                                ------- -------
                                                                $    20 $    21
                                                                ======= =======
 Other Liabilities:
  Insolvency assessments....................................... $    14 $    37
                                                                ======= =======

   On September 1, 2011, the Department of Financial Services filed a liquidation plan for Executive Life Insurance Company of New York ("ELNY"), which had been under rehabilitation by the Liquidation Bureau since 1991. The plan involves the satisfaction of insurers' financial obligations under a number of state life and health insurance guaranty associations and also provides additional industry support for certain ELNY policyholders.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

15. Contingencies, Commitments and Guarantees (continued)


Commitments

  Commitments to Fund Partnership Investments

    The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $956 million and $1.0 billion at December 31, 2013 and 2012, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  Mortgage Loan Commitments

    The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $147 million and $181 million at December 31, 2013 and 2012, respectively.

  Commitments to Fund Bank Credit Facilities and Private Corporate Bond Investments

    The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $57 million and $144 million at December 31, 2013 and 2012, respectively.

  Other Commitments

    The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2013 and 2012, the Company had agreed to fund up to $61 million and $86 million, respectively, of cash upon the request by these affiliates and had transferred collateral consisting of various securities with a fair market value of $74 million and $106 million, respectively, to custody accounts to secure the demand notes. Each of these affiliates is permitted by contract to sell or repledge this collateral.

    See Note 7 "-- Related Party Investment Transactions" for additional other commitments.

Guarantees

  In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. The maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, ranging from $36 million to $233 million, with a cumulative maximum of $269 million, in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below. In other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the

Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

  The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $233 million and $235 million at December 31, 2013 and 2012, respectively. The Company does not hold any collateral related to this guarantee, but has a recorded liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at both December 31, 2013 and 2012. The remainder of the risk was ceded to external reinsurers.

  In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

16. Related Party Transactions

Service Agreements

  The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. For certain agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses incurred with affiliates related to these agreements, recorded in other expenses, were $1.6 billion, $1.7 billion and $1.9 billion for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $209 million, $179 million and $145 million for the years ended
December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in other revenues, were $186 million, $166 million and $136 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company had net payables to affiliates, related to the items discussed above, of $210 million and $109 million at December 31, 2013 and 2012, respectively.

  See Notes 6, 7 and 11 for additional information on related party transactions.

17. Subsequent Events

Equity

  In August 2014, in anticipation of the Mergers, MetLife Insurance Company of Connecticut redeemed and retired the 4,595,317 shares of MetLife Insurance Company of Connecticut's common stock owned by MetLife Investors Group, LLC for $1.4 billion; all of the outstanding shares of common stock of MetLife Insurance Company of Connecticut are now directly held by MetLife, Inc. MetLife Insurance Company of Connecticut does not expect to pay a dividend in 2014.

  In August 2014, following the common stock redemption, MetLife Insurance Company of Connecticut received a capital contribution from MetLife, Inc. of $231 million.

Disposition

  In May 2014, the Company completed the sale of its wholly-owned subsidiary, MAL, for $702 million ((Pounds)418 million) in net cash consideration. As a result of the sale, a loss of $608 million ($436 million, net of income tax) was recorded, which includes a reduction to goodwill of $112 million ($94 million, net of income tax). The loss on the sale was increased by net income from MAL of $77 million through the date of sale. Following the adoption of new guidance effective January 1, 2014, MAL's results of operations have been included in continuing operations in subsequent quarterly filings. They were historically included in the Corporate Benefit Funding segment.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule I
                    Consolidated Summary of Investments --
                   Other Than Investments in Related Parties
                               December 31, 2013
                                 (In millions)

                                                                                   Amount at
                                                    Cost or       Estimated Fair Which Shown on
Types of Investments                           Amortized Cost (1)     Value      Balance Sheet
--------------------                           ------------------ -------------- --------------
Fixed maturity securities:
 Bonds:
   U.S. Treasury and agency securities........    $         8,188  $     8,294    $       8,294
   Public utilities...........................              3,966        4,275            4,275
   State and political subdivision securities.              2,147        2,224            2,224
   Foreign government securities..............              1,038        1,122            1,122
   All other corporate bonds..................             19,512       20,478           20,478
                                                  ---------------  -----------    -------------
     Total bonds..............................             34,851       36,393           36,393
 Mortgage-backed and asset-backed securities..              8,214        8,393            8,393
 Redeemable preferred stock...................                412          466              466
                                                  ---------------  -----------    -------------
       Total fixed maturity securities........             43,477       45,252           45,252
                                                  ---------------  -----------    -------------
Equity securities:
Common stock:
 Industrial, miscellaneous and all other......                161          201              201
 Non-redeemable preferred stock...............                236          217              217
                                                  ---------------  -----------    -------------
     Total equity securities..................                397          418              418
                                                  ---------------  -----------    -------------
       Mortgage loans, net....................              7,718                         7,718
Policy loans..................................              1,219                         1,219
Real estate and real estate joint ventures....                754                           754
Other limited partnership interests...........              2,130                         2,130
Short-term investments........................              2,107                         2,107
Other invested assets.........................              2,555                         2,555
                                                  ---------------                 -------------
        Total investments.....................    $        60,357                 $      62,153
                                                  ===============                 =============

--------

(1)Cost or amortized cost for fixed maturity securities and mortgage loans represents original cost reduced by repayments, valuation allowances and impairments from other-than-temporary declines in estimated fair value that are charged to earnings and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by impairments from other-than-temporary declines in estimated fair value; for real estate, cost represents original cost reduced by impairments and adjusted for valuation allowances and depreciation; for real estate joint ventures and other limited partnership interests cost represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                        Condensed Financial Information
                             (Parent Company Only)
                          December 31, 2013 and 2012

                (In millions, except share and per share data)

                                                                                                                  2013
-                                                                                                               ---------
Condensed Balance Sheets
Assets
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $28,548 and $32,018, respectively)............................................................................................... $  29,690
  Equity securities available-for-sale, at estimated fair value (cost: $284 and $273, respectively)............       319
  Mortgage loans (net of valuation allowances of $19 and $22, respectively)....................................     4,224
  Policy loans.................................................................................................     1,068
  Real estate and real estate joint ventures...................................................................       419
  Other limited partnership interests..........................................................................     1,318
  Short-term investments, principally at estimated fair value..................................................     1,512
  Investment in subsidiaries...................................................................................     6,099
  Loans to subsidiaries........................................................................................       680
  Other invested assets, principally at estimated fair value...................................................     1,139
                                                                                                                ---------
   Total investments...........................................................................................    46,468
Cash and cash equivalents, principally at estimated fair value.................................................       417
Accrued investment income......................................................................................       287
Premiums, reinsurance and other receivables....................................................................     7,195
Receivables from subsidiaries..................................................................................       858
Deferred policy acquisition costs and value of business acquired...............................................     1,011
Current income tax recoverable.................................................................................        88
Goodwill.......................................................................................................       493
Other assets...................................................................................................       132
Separate account assets........................................................................................    16,036
                                                                                                                ---------
   Total assets................................................................................................ $  72,985
                                                                                                                =========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits......................................................................................... $  19,099
Policyholder account balances..................................................................................    22,387
Other policy-related balances..................................................................................       246
Payables for collateral under securities loaned and other transactions.........................................     4,811
Long-term debt -- affiliated...................................................................................       750
Current income tax payable.....................................................................................        --
Deferred income tax liability..................................................................................        16
Other liabilities..............................................................................................       852
Separate account liabilities...................................................................................    16,036
                                                                                                                ---------
   Total liabilities...........................................................................................    64,197
                                                                                                                ---------
Stockholders' Equity
Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and
 outstanding at December 31, 2013 and 2012.....................................................................        86
Additional paid-in capital.....................................................................................     6,737
Retained earnings..............................................................................................     1,076
Accumulated other comprehensive income (loss)..................................................................       889
                                                                                                                ---------
   Total stockholders' equity..................................................................................     8,788
                                                                                                                ---------
   Total liabilities and stockholders' equity.................................................................. $  72,985
                                                                                                                =========

                                                                                                                  2012
-                                                                                                               ---------
Condensed Balance Sheets
Assets
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $28,548 and $32,018, respectively)............................................................................................... $  35,152
  Equity securities available-for-sale, at estimated fair value (cost: $284 and $273, respectively)............       277
  Mortgage loans (net of valuation allowances of $19 and $22, respectively)....................................     4,703
  Policy loans.................................................................................................     1,086
  Real estate and real estate joint ventures...................................................................       371
  Other limited partnership interests..........................................................................     1,181
  Short-term investments, principally at estimated fair value..................................................     1,833
  Investment in subsidiaries...................................................................................     6,641
  Loans to subsidiaries........................................................................................       305
  Other invested assets, principally at estimated fair value...................................................     1,682
                                                                                                                ---------
   Total investments...........................................................................................    53,231
Cash and cash equivalents, principally at estimated fair value.................................................       553
Accrued investment income......................................................................................       316
Premiums, reinsurance and other receivables....................................................................     7,003
Receivables from subsidiaries..................................................................................       833
Deferred policy acquisition costs and value of business acquired...............................................       789
Current income tax recoverable.................................................................................        --
Goodwill.......................................................................................................       558
Other assets...................................................................................................       140
Separate account assets........................................................................................    15,238
                                                                                                                ---------
   Total assets................................................................................................ $  78,661
                                                                                                                =========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits......................................................................................... $  19,632
Policyholder account balances..................................................................................    24,039
Other policy-related balances..................................................................................       872
Payables for collateral under securities loaned and other transactions.........................................     6,477
Long-term debt -- affiliated...................................................................................       750
Current income tax payable.....................................................................................         3
Deferred income tax liability..................................................................................       266
Other liabilities..............................................................................................       824
Separate account liabilities...................................................................................    15,238
                                                                                                                ---------
   Total liabilities...........................................................................................    68,101
                                                                                                                ---------
Stockholders' Equity
Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and
 outstanding at December 31, 2013 and 2012.....................................................................        86
Additional paid-in capital.....................................................................................     6,718
Retained earnings..............................................................................................     1,356
Accumulated other comprehensive income (loss)..................................................................     2,400
                                                                                                                ---------
   Total stockholders' equity..................................................................................    10,560
                                                                                                                ---------
   Total liabilities and stockholders' equity.................................................................. $  78,661
                                                                                                                =========

        See accompanying notes to the condensed financial information.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                Condensed Financial Information -- (Continued)
                             (Parent Company Only)
             For the Years Ended December 31, 2013, 2012 and 2011
                                 (In millions)

                                                                        2013      2012      2011
                                                                      --------- --------- ---------
Condensed Statements of Operations
Revenues
Premiums............................................................. $     181 $     144 $     148
Universal life and investment-type product policy fees...............       645       662       632
Net investment income................................................     1,797     1,854     1,943
Equity in earnings of subsidiaries...................................       287       773       574
Other revenues.......................................................       147       151       154
Net investment gains (losses)........................................        54        20        14
Net derivative gains (losses)........................................     (105)     (140)       241
                                                                      --------- --------- ---------
 Total revenues......................................................     3,006     3,464     3,706
                                                                      --------- --------- ---------
Expenses
Policyholder benefits and claims.....................................       916       797       755
Interest credited to policyholder account balances...................       618       666       710
Goodwill impairment..................................................        66       327        --
Other expenses.......................................................       499       576       772
                                                                      --------- --------- ---------
 Total expenses......................................................     2,099     2,366     2,237
                                                                      --------- --------- ---------
Income (loss) from continuing operations before provision for income
  tax................................................................       907     1,098     1,469
Provision for income tax expense (benefit)...........................       187      (20)       295
                                                                      --------- --------- ---------
Income (loss) from continuing operations, net of income tax..........       720     1,118     1,174
Income (loss) from discontinued operations, net of income tax........        --         8        --
                                                                      --------- --------- ---------
Net income (loss).................................................... $     720 $   1,126 $   1,174
                                                                      ========= ========= =========
Comprehensive income (loss).......................................... $   (791) $   1,755 $   2,728
                                                                      ========= ========= =========

        See accompanying notes to the condensed financial information.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                Condensed Financial Information -- (Continued)
                             (Parent Company Only)
             For the Years Ended December 31, 2013, 2012 and 2011
                                 (In millions)

                                                                                2013        2012      2011
                                                                            ------------ ---------- ---------
Condensed Statements of Cash Flows
Cash flows from operating activities
  Net cash provided by (used in) operating activities...................... $        957 $    1,184 $     886
Cash flows from investing activities
  Sales, maturities, and repayments of:
    Fixed maturity securities..............................................       14,647     10,714    13,921
    Equity securities......................................................           56         46       163
    Mortgage loans.........................................................        1,154        845       552
    Real estate and real estate joint ventures.............................           58         47        12
    Other limited partnership interests....................................          102        154       159
  Purchases of:
    Fixed maturity securities..............................................     (11,000)   (10,729)  (11,658)
    Equity securities......................................................         (51)       (27)      (22)
    Mortgage loans.........................................................        (648)      (428)     (946)
    Real estate and real estate joint ventures.............................        (129)       (77)      (83)
    Other limited partnership interests....................................        (192)      (179)     (214)
  Cash received in connection with freestanding derivatives................           73        362       375
  Cash paid in connection with freestanding derivatives....................        (644)      (322)     (453)
  Dividends from subsidiaries..............................................           25         --        --
  Returns of capital from subsidiaries.....................................           52         84        49
  Capital contributions to subsidiaries....................................          (3)      (166)     (422)
  Issuances of loans to affiliates.........................................        (375)         --     (305)
  Net change in policy loans...............................................           18         15        26
  Net change in short-term investments.....................................          321      (251)     (487)
  Net change in other invested assets......................................         (39)       (50)      (16)
                                                                            ------------ ---------- ---------
Net cash provided by (used in) investing activities........................        3,425         38       651
                                                                            ------------ ---------- ---------
Cash flows from financing activities
  Policyholder account balances:
    Deposits...............................................................       12,156     11,577    14,151
    Withdrawals............................................................     (13,987)   (12,298)  (15,754)
  Net change in payables for collateral under securities loaned and other
   transactions............................................................      (1,666)        102     (482)
  Financing element on certain derivative instruments......................         (21)         75       127
  Return of capital........................................................           --         --      (47)
  Dividends on common stock................................................      (1,000)      (504)     (517)
                                                                            ------------ ---------- ---------
Net cash provided by (used in) financing activities........................      (4,518)    (1,048)   (2,522)
                                                                            ------------ ---------- ---------
Change in cash and cash equivalents........................................        (136)        174     (985)
Cash and cash equivalents, beginning of year...............................          553        379     1,364
                                                                            ------------ ---------- ---------
Cash and cash equivalents, end of year..................................... $        417 $      553 $     379
                                                                            ============ ========== =========
Supplemental disclosures of cash flow information:
  Net cash paid (received) for:
    Interest............................................................... $         64 $       64 $      64
                                                                            ============ ========== =========
    Income tax............................................................. $        120 $    (194) $    (66)
                                                                            ============ ========== =========
  Non-cash transactions:
    Capital contribution from MetLife, Inc................................. $         19 $       45 $      --
                                                                            ============ ========== =========
    Returns of capital from subsidiaries................................... $         -- $      202 $      --
                                                                            ============ ========== =========
    Capital contributions to subsidiaries.................................. $         16 $       31 $      --
                                                                            ============ ========== =========

        See accompanying notes to the condensed financial information.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                 Notes to the Condensed Financial Information
                             (Parent Company Only)

1. Basis of Presentation

  The condensed financial information of MetLife Insurance Company of Connecticut (the "Parent Company") should be read in conjunction with the consolidated financial statements of MetLife Insurance Company of Connecticut and its subsidiaries and the notes thereto. These condensed unconsolidated financial statements reflect the results of operations, financial position and cash flows for the Parent Company. Investments in subsidiaries are accounted for using the equity method of accounting.

  The preparation of these condensed unconsolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to adopt accounting policies and make certain estimates and assumptions. The most important of these estimates and assumptions relate to the fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits, which may affect the amounts reported in the condensed unconsolidated financial statements and accompanying notes. Actual results could differ from these estimates.

2. Support Agreement

  The Parent Company has entered into a net worth maintenance agreement with its indirect subsidiary, MetLife Assurance Limited ("MAL"), a United Kingdom company. Under the agreement, the Parent Company agreed, without limitation as to amount, to cause MAL to have capital and surplus equal to the greater of
(a) (Pounds)50 million, (b) such amount that will be sufficient to provide solvency cover equal to 175% of MAL's capital resources requirement as defined by applicable law and regulation as required by the Financial Services Authority of the United Kingdom (the "FSA") or any successor body, or (c) such amount that will be sufficient to provide solvency cover equal to 125% of MAL's individual capital guidance as defined by applicable law and regulation as required by the FSA or any successor body. As described in Note 17 of the Notes to the Consolidated Financial Statements, a subsidiary of MetLife Insurance Company of Connecticut reached an agreement to sell MAL to a third party. Upon the close of such sale, the Parent Company's obligations under this net worth maintenance agreement will terminate.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 Schedule III
               Consolidated Supplementary Insurance Information
                       December 31, 2013, 2012 and 2011
                                 (In millions)

                                    Future Policy Benefits
                             DAC          and Other        Policyholder
                             and        Policy-Related       Account        Unearned       Unearned
Segment                      VOBA          Balances          Balances   Premiums (1), (2) Revenue (1)
-------------------------- -------- ---------------------- ------------ ----------------- -----------
2013
Retail.................... $  4,698    $         10,345     $  25,499     $           9    $    156
Corporate Benefit Funding.        6              14,270         7,952                --           2
Corporate & Other.........       26               6,540             2                 4          --
                           --------    ----------------     ---------     -------------    --------
 Total.................... $  4,730    $         31,155     $  33,453     $          13    $    158
                           ========    ================     =========     =============    ========
2012
Retail.................... $  3,738    $          9,355     $  28,287     $           9    $    158
Corporate Benefit Funding.        8              15,078         8,688                --           2
Corporate & Other.........       --               6,288             1                 4          --
                           --------    ----------------     ---------     -------------    --------
 Total.................... $  3,746    $         30,721     $  36,976     $          13    $    160
                           ========    ================     =========     =============    ========
2011
Retail.................... $  4,080    $          7,915     $  30,001     $           7    $    184
Corporate Benefit Funding.       13              14,042         8,375                --           2
Corporate & Other.........      128               6,515         3,699                 5          72
                           --------    ----------------     ---------     -------------    --------
 Total.................... $  4,221    $         28,472     $  42,075     $          12    $    258
                           ========    ================     =========     =============    ========

--------

(1)Amounts are included within the future policy benefits and other policy-related balances column.

(2)Includes premiums received in advance.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 Schedule III
        Consolidated Supplementary Insurance Information -- (Continued)
                       December 31, 2013, 2012 and 2011
                                 (In millions)

                                                   Policyholder
                                                   Benefits and
                            Premium                 Claims and     Amortization of
                            Revenue      Net     Interest Credited  DAC and VOBA      Other
                           and Policy Investment  to Policyholder    Charged to     Operating
Segment                     Charges     Income   Account Balances  Other Expenses  Expenses (1)
-------------------------- ---------- ---------- ----------------- --------------- ------------
2013
Retail....................  $  2,688   $  1,515    $      1,875      $        44    $   1,341
Corporate Benefit Funding.       219      1,108             855                5           34
Corporate & Other.........        35        229              14                1          234
                            --------   --------    ------------      -----------    ---------
 Total....................  $  2,942   $  2,852    $      2,744      $        50    $   1,609
                            ========   ========    ============      ===========    =========
2012
Retail....................  $  2,716   $  1,434    $      2,031      $     1,023    $   1,381
Corporate Benefit Funding.       658      1,111           1,318               10           36
Corporate & Other.........       148        407             187                2          268
                            --------   --------    ------------      -----------    ---------
 Total....................  $  3,522   $  2,952    $      3,536      $     1,035    $   1,685
                            ========   ========    ============      ===========    =========
2011
Retail....................  $  2,596   $  1,360    $      1,984      $     1,149    $   1,268
Corporate Benefit Funding.     1,105      1,142           1,763                4           36
Corporate & Other.........        83        572             102                6          518
                            --------   --------    ------------      -----------    ---------
 Total....................  $  3,784   $  3,074    $      3,849      $     1,159    $   1,822
                            ========   ========    ============      ===========    =========

--------

(1)Includes other expenses, excluding amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") charged to other expenses.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule IV
                           Consolidated Reinsurance
                       December 31, 2013, 2012 and 2011
                                 (In millions)

                                                                              % Amount
                               Gross Amount   Ceded    Assumed  Net Amount Assumed to Net
                               ------------ ---------- -------- ---------- --------------
2013
Life insurance in-force.......  $  466,650  $  424,836 $  7,273 $  49,087         14.8%
                                ==========  ========== ======== =========
Insurance premium
Life insurance................  $    1,327  $      737 $     10 $     600          1.7%
Accident and health insurance.         234         228       --         6           --
                                ----------  ---------- -------- ---------
 Total insurance premium......  $    1,561  $      965 $     10 $     606          1.7%
                                ==========  ========== ======== =========
2012
Life insurance in-force.......  $  428,803  $  391,045 $  7,750 $  45,508         17.0%
                                ==========  ========== ======== =========
Insurance premium
Life insurance................  $    1,815  $      572 $     11 $   1,254          0.9%
Accident and health insurance.         248         241       --         7           --
                                ----------  ---------- -------- ---------
 Total insurance premium......  $    2,063  $      813 $     11 $   1,261          0.9%
                                ==========  ========== ======== =========
2011
Life insurance in-force.......  $  378,153  $  340,477 $  8,085 $  45,761         17.7%
                                ==========  ========== ======== =========
Insurance premium
Life insurance................  $    2,180  $      366 $      7 $   1,821          0.4%
Accident and health insurance.         249         242       --         7           --
                                ----------  ---------- -------- ---------
 Total insurance premium......  $    2,429  $      608 $      7 $   1,828          0.4%
                                ==========  ========== ======== =========

  For the year ended December 31, 2013, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $269.9 billion and $7.3 billion, respectively, and life insurance premiums of $638 million and $
10 million, respectively. For the year ended December 31, 2012, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $237.2 billion and $7.8 billion, respectively, and life insurance premiums of $478 million and $11 million, respectively. For the year ended December 31, 2011, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $195.2 billion and $8.1 billion, respectively, and life insurance premiums of $286 million and $ 7 million, respectively.

MetLife Investors Insurance Company

Financial Statements

As of December 31, 2013 and 2012 and for the Years Ended December 31, 2013, 2012 and 2011 and Independent Auditors' Report

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of MetLife Investors Insurance Company:

We have audited the accompanying financial statements of MetLife Investors Insurance Company (a wholly-owned subsidiary of MetLife, Inc.) (the "Company"), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended
December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MetLife Investors Insurance Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
March 31, 2014

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                Balance Sheets
                          December 31, 2013 and 2012

                (In millions, except share and per share data)

                                                                                       2013        2012
                                                                                    ----------- -----------
Assets
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value (amortized
   cost: $2,200 and $2,178, respectively).......................................... $     2,250 $     2,320
 Equity securities available-for-sale, at estimated fair value (cost: $46 and $48,
   respectively)...................................................................          45          45
 Mortgage loans (net of valuation allowances of $1 and $2, respectively)...........         286         284
 Policy loans......................................................................          27          27
 Other limited partnership interests...............................................          32          23
 Short-term investments, at estimated fair value...................................          75         139
 Other invested assets.............................................................          68          93
                                                                                    ----------- -----------
   Total investments...............................................................       2,783       2,931
Cash and cash equivalents..........................................................          24          27
Accrued investment income..........................................................          26          28
Premiums, reinsurance and other receivables........................................       1,829       2,485
Deferred policy acquisition costs and value of business acquired...................         291         148
Current income tax recoverable.....................................................           9           9
Other assets.......................................................................         110         115
Separate account assets............................................................      12,033      11,072
                                                                                    ----------- -----------
   Total assets.................................................................... $    17,105 $    16,815
                                                                                    =========== ===========
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits............................................................. $       501 $       482
Policyholder account balances......................................................       2,748       3,077
Other policy-related balances......................................................         102         102
Payables for collateral under securities loaned and other transactions.............         266         238
Deferred income tax liability......................................................         192         326
Other liabilities..................................................................          94          78
Separate account liabilities.......................................................      12,033      11,072
                                                                                    ----------- -----------
   Total liabilities...............................................................      15,936      15,375
                                                                                    ----------- -----------
Contingencies, Commitments and Guarantees (Note 11)
Stockholder's Equity
 Common stock, par value $2 per share; 5,000,000 shares authorized;
   2,899,446 shares issued and outstanding.........................................           6           6
 Additional paid-in capital........................................................         636         636
 Retained earnings.................................................................         504         722
 Accumulated other comprehensive income (loss).....................................          23          76
                                                                                    ----------- -----------
   Total stockholder's equity......................................................       1,169       1,440
                                                                                    ----------- -----------
   Total liabilities and stockholder's equity...................................... $    17,105 $    16,815
                                                                                    =========== ===========

              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           Statements of Operations
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                     2013      2012     2011
                                                                  ---------- -------- --------
Revenues
Premiums......................................................... $       29 $     11 $      7
Universal life and investment-type product policy fees...........        202      198      204
Net investment income............................................        114      113      114
Fees on ceded reinsurance and other..............................         90       93      104
Net investment gains (losses):
  Other-than-temporary impairments on fixed maturity securities..         --      (2)       --
  Other net investment gains (losses)............................          1      (2)      (5)
                                                                  ---------- -------- --------
   Total net investment gains (losses)...........................          1      (4)      (5)
  Net derivative gains (losses)..................................      (442)      329      326
                                                                  ---------- -------- --------
     Total revenues..............................................        (6)      740      750
                                                                  ---------- -------- --------
Expenses
Policyholder benefits and claims.................................         48      100       59
Interest credited to policyholder account balances...............        113      118      127
Other expenses...................................................       (11)      229      259
                                                                  ---------- -------- --------
     Total expenses..............................................        150      447      445
                                                                  ---------- -------- --------
Income (loss) before provision for income tax....................      (156)      293      305
Provision for income tax expense (benefit).......................       (67)       94       90
                                                                  ---------- -------- --------
Net income (loss)................................................ $     (89) $    199 $    215
                                                                  ========== ======== ========


              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                   Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                         2013      2012     2011
                                                                      ---------- -------- --------
Net income (loss).................................................... $     (89) $    199 $    215
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related offsets........       (80)       64       23
 Unrealized gains (losses) on derivatives............................        (2)      (1)       --
                                                                      ---------- -------- --------
Other comprehensive income (loss), before income tax.................       (82)       63       23
Income tax (expense) benefit related to items of other comprehensive
  income (loss)......................................................         29     (22)      (8)
                                                                      ---------- -------- --------
Other comprehensive income (loss), net of income tax.................       (53)       41       15
                                                                      ---------- -------- --------
Comprehensive income (loss).......................................... $    (142) $    240 $    230
                                                                      ========== ======== ========



              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      Statements of Stockholder's Equity
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                                    Accumulated Other
                                                                                      Comprehensive
                                                                                      Income (Loss)
                                                                                  ----------------------
                                                                                     Net
                                                                                  Unrealized
                                                              Additional          Investment Other-Than-     Total
                                                       Common  Paid-in   Retained   Gains     Temporary  Stockholder's
                                                       Stock   Capital   Earnings  (Losses)  Impairments    Equity
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2010..........................     $6       $636   $  326      $  24        $(4)        $  988
Net income (loss).....................................                        215                                  215
Other comprehensive income (loss), net of income tax..                                    16         (1)            15
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2011..........................      6        636      541         40         (5)         1,218
Dividend on common stock..............................                       (18)                                 (18)
Net income (loss).....................................                        199                                  199
Other comprehensive income (loss), net of income tax..                                    39           2            41
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2012..........................      6        636      722         79         (3)         1,440
Dividend on common stock..............................                      (129)                                (129)
Net income (loss).....................................                       (89)                                 (89)
Other comprehensive income (loss), net of income tax..                                  (54)           1          (53)
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2013..........................     $6       $636   $  504      $  25        $(2)        $1,169
                                                       ====== ========== ======== ========== =========== =============


              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           Statements of Cash Flows
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                      2013        2012        2011
                                                   ---------- ------------ ----------
Cash flows from operating activities
Net income (loss)................................. $     (89) $        199 $      215
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
 Depreciation and amortization expenses...........          2            2          2
 Amortization of premiums and accretion of
   discounts associated with investments, net.....          3          (3)        (5)
 (Gains) losses on investments and derivatives,
   net............................................        437        (321)      (329)
 (Income) loss from equity method investments,
   net of dividends or distributions..............        (4)          (1)         --
 Interest credited to policyholder account
   balances.......................................        113          118        127
 Universal life and investment-type product
   policy fees....................................      (202)        (198)      (204)
 Change in accrued investment income..............          2            1        (4)
 Change in premiums, reinsurance and other
   receivables....................................         71           74        (6)
 Change in deferred policy acquisition costs and
   value of business acquired, net................      (135)          130        139
 Change in income tax.............................      (105)           68         91
 Change in other assets...........................        194          193        200
 Change in insurance-related liabilities and
   policy-related balances........................         19           94         34
 Change in other liabilities......................         10         (12)         14
                                                   ---------- ------------ ----------
Net cash provided by operating activities.........        316          344        274
                                                   ---------- ------------ ----------
Cash flows from investing activities
Sales, maturities and repayments of:
 Fixed maturity securities........................        794          909        696
 Equity securities................................          2            6          5
 Mortgage loans...................................         47           13          3
 Other limited partnership interests..............          1            1          4
Purchases of:
 Fixed maturity securities........................      (808)        (958)      (840)
 Equity securities................................         --         (13)       (13)
 Mortgage loans...................................       (49)         (72)       (98)
 Other limited partnership interests..............        (5)         (15)        (2)
Cash received in connection with freestanding
 derivatives......................................          1            5          1
Cash paid in connection with freestanding
 derivatives......................................       (12)          (1)         --
Issuances of loans to affiliates..................         --           --       (45)
Net change in policy loans........................        (1)          (1)          1
Net change in short-term investments..............         64         (70)       (12)
                                                   ---------- ------------ ----------
Net cash provided by (used in) investing
 activities.......................................         34        (196)      (300)
                                                   ---------- ------------ ----------
Cash flows from financing activities
Policyholder account balances:
 Deposits.........................................        632        1,077        725
 Withdrawals......................................      (882)      (1,155)      (732)
Net change in payables for collateral under
 securities loaned and other transactions.........         28         (87)         46
Dividend on common stock..........................      (129)         (18)         --
Other, net........................................        (2)           18         --
                                                   ---------- ------------ ----------
Net cash provided by (used in) financing
 activities.......................................      (353)        (165)         39
                                                   ---------- ------------ ----------
Change in cash and cash equivalents...............        (3)         (17)         13
Cash and cash equivalents, beginning of year......         27           44         31
                                                   ---------- ------------ ----------
Cash and cash equivalents, end of year............ $       24 $         27 $       44
                                                   ========== ============ ==========
Supplemental disclosures of cash flow information:
Net cash paid (received) for:
 Income tax....................................... $       34 $         27 $      (1)
                                                   ========== ============ ==========

              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       Notes to the Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

  MetLife Investors Insurance Company ("MLIIC"), a Missouri domiciled life insurance company (the "Company") is a wholly-owned subsidiary of MetLife, Inc. ("MetLife").

  The Company markets, administers and insures a broad range of term life, universal life and variable and fixed annuity products to individuals. The Company is licensed to conduct business in 49 states and the District of Columbia. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders.

  In the second quarter of 2013, MetLife, Inc. announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged consist of MetLife Insurance Company of Connecticut ("MICC"), MetLife Investors USA Insurance Company ("MLI-USA") and MLIIC, each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MICC, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

  Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

 Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

    .  such separate accounts are legally recognized;
    . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
    .  investments are directed by the contractholder; and

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

    . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

   The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of operations.

   The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees in the statements of operations.

 Reclassifications

   Certain amounts in the prior years' financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Financial Statements.

Summary of Significant Accounting Policies

  The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

Accounting Policy                                                                                   Note
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Insurance                                                                                              2
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Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles     3
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Reinsurance                                                                                            4
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Investments                                                                                            5
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Derivatives                                                                                            6
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Fair Value                                                                                             7
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Income Tax                                                                                            10
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Litigation Contingencies                                                                              11

Insurance

  Future Policy Benefit Liabilities and Policyholder Account Balances

    The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

    The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

    Policyholder account balances ("PABs") relate to contract or contract features where the Company has no significant insurance risk.

    The Company issues certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

    Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDBs"), the portion of guaranteed minimum income benefits ("GMIBs") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWBs").

    Guarantees accounted for as embedded derivatives in PABs include the non life-contingent portion of GMWBs, guaranteed minimum accumulation benefits ("GMABs") and the portion of GMIBs that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other Policy-Related Balances

    Other policy-related balances include policy and contract claims and unearned revenue liabilities.

    The liability for policy and contract claims generally relates to incurred but not reported death claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

    The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to deferred policy acquisition costs ("DAC") as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenues and Deposits

    Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

    Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related PABs.

    Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

 Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

   The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

    .  incremental direct costs of contract acquisition, such as commissions;
    . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and
    . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

    All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

  DAC and VOBA are amortized as follows:

 Products:                              In proportion to the following over
                                        estimated lives of the contracts:
 -----------------------------------------------------------------------------
 .  Fixed and variable universal life   Actual and expected future gross
    contracts                           profits.
 .  Fixed and variable deferred
    annuity contracts

   See Note 3 for additional information on DAC and VOBA amortization.

   The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

   The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements to determine the recoverability of the asset.

 Reinsurance

   For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

   For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid, and the liabilities ceded related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing the DAC related to the

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 underlying reinsured contracts. Subsequent amounts paid on the reinsurance of in-force blocks, as well as amounts paid related to new business, are recorded as ceded premiums and ceded premiums, reinsurance and other receivables are established.

   Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

   Premiums, fees and policyholder benefits and claims are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in fees on ceded reinsurance and other. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses).

   If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as fees on ceded reinsurance and other or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through fees on ceded reinsurance and other or other expenses, as appropriate.

 Investments

  Net Investment Income and Net Investment Gains (Losses)

    Income on investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses).

  Fixed Maturity and Equity Securities

    The Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

    Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned. Dividends on equity securities are recognized when declared.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 5 "-- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors is recorded in OCI.

    With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

  Mortgage Loans

    The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 5.

    Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

  Policy Loans

    Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal or interest on the loan is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

  Other Limited Partnership Interests

    The Company uses the equity method of accounting for investments in equity securities when it has significant influence or at least 20% interest and other limited partnership interests ("investees") when it has

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  more than a minor ownership interest or more than a minor influence over the investee's operations, but does not have a controlling financial interest. The Company generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

    The Company uses the cost method of accounting for investments in which it has virtually no influence over the investee's operations. The Company recognizes distributions on cost method investments as earned or received. Because of the nature and structure of these cost method investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards.

    The Company routinely evaluates its equity method and cost method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for impairment when the carrying value of such investments exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is impaired.

  Short-term Investments

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value.

  Other Invested Assets

    Other invested assets consist principally of the following:

    . Loans to affiliates are stated at unpaid principal balance, adjusted for any unamortized premium or discount.
    . Freestanding derivatives with positive estimated fair values are described in "--Derivatives" below.

  Securities Lending Program

    Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with the securities lending transactions may not be sold or repledged, unless the counterparty is in default, and is not reflected in the financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Derivatives

  Freestanding Derivatives

    Freestanding derivatives are carried in the Company's balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

    Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

    If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses).

  Hedge Accounting

    To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

   . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability)--in net derivative gains (losses), consistent with the change in fair value of the hedged item attributable to the designated risk being hedged.

   . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability)--effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

    The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of operations within interest income or interest expense to match the location of the hedged item.

    In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

    When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

    When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

    In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

  Embedded Derivatives

    The Company sells variable annuities and issues certain insurance products and investment contracts and is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

   . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;
   . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
   . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 Fair Value

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of assets and liabilities.

 Goodwill

   Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired which represents the future economic benefits arising from such net assets acquired that could not be individually identified. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

   Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

   For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, there may be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

   In performing the Company's goodwill impairment test, the estimated fair value of the reporting unit is determined using a market multiple approach. When further corroboration is required, the Company uses a discounted cash flow approach. The Company may use additional valuation methodologies when appropriate.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting unit include projected operating earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the account value of in-force business, projections of new and renewal business, as well as margins on such business, the level of interest rates, credit spreads, equity market levels, and the discount rate that the Company believes is appropriate for the reporting unit.

   The Company applies significant judgment when determining the estimated fair value of its reporting unit. The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods which could adversely affect the Company's results of operations or financial position.

   In 2013, the Company performed its annual goodwill impairment test using the market multiple valuation approach. The analysis results indicated that the fair value of the reporting unit was in excess of its carrying value and, therefore, goodwill was not impaired. On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company's reporting unit to assess whether any goodwill impairment exists. Deteriorating or adverse market conditions may have an impact on the estimated fair value and could result in future impairments of goodwill. The Company has no accumulated goodwill impairment as of December 31, 2013. Goodwill was $33 million at both December 31, 2013 and 2012.

 Income Tax

   The Company joined with MetLife and its includable subsidiaries in filing a consolidated U.S. life and non-life federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to the Company under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife has elected the "percentage method" (and 100 percent under such method) of reimbursing companies for tax attributes such as losses. As a result, 100 percent of tax attributes such as losses are reimbursed by MetLife to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes such as losses. Profitable subsidiaries pay to MetLife each year the federal income tax which such profitable subsidiary would have paid that year based upon that year's taxable income. If the Company has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if the Company would not have realized the attributes on a stand-alone basis under a "wait and see" method.

   The Company's accounting for income taxes represents management's best estimate of various events and transactions.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

   The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

   The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

 Litigation Contingencies

   The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On an annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Other Accounting Policies

  Cash and Cash Equivalents

    The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  Computer Software

    Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $15 million and $14 million at December 31, 2013 and 2012, respectively. Accumulated amortization of capitalized software was $8 million and $6 million at December 31, 2013 and 2012, respectively. Related amortization expense was $2 million for each of the years ended December 31, 2013, 2012 and 2011.

  Fees on Ceded Reinsurance and Other

    Fees on ceded reinsurance and other primarily include, in addition to items described elsewhere herein, fee income on financial reinsurance agreements. Such fees are recognized in the period in which services are performed.

Adoption of New Accounting Pronouncements

  Effective July 17, 2013, the Company adopted new guidance regarding derivatives that permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the United States Treasury and London Interbank Offered Rate. Also, this new guidance removes the restriction on using different benchmark rates for similar hedges. The new guidance did not have a material impact on the financial statements upon adoption, but may impact the selection of benchmark interest rates for hedging relationships in the future.

  Effective January 1, 2013, the Company adopted new guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of accumulated OCI ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 8.

  Effective January 1, 2013, the Company adopted new guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 6.

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. As a result, certain sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholder's equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's financial statements other than the expanded disclosures in Note 7.

Future Adoption of New Accounting Pronouncements

  In February 2013, the FASB issued new guidance regarding liabilities (Accounting Standards Update 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance


Insurance Liabilities

  Future policy benefits are measured as follows:

   Product Type:                      Measurement Assumptions:
   -------------------------------------------------------------------------
   Nonparticipating life              Aggregate of the present value of
                                      expected future benefit payments and
                                      related expenses less the present
                                      value of expected future net
                                      premiums. Assumptions as to mortality
                                      and persistency are based upon the
                                      Company's experience when the basis
                                      of the liability is established.
                                      Interest rate assumptions for the
                                      aggregate future policy benefit
                                      liabilities are 5%.
   -------------------------------------------------------------------------
   Traditional fixed annuities after  Present value of expected future
   annuitization                      payments. Interest rate assumptions
                                      used in establishing such liabilities
                                      range from 3% to 8%.
   -------------------------------------------------------------------------

  PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 8%, less expenses, mortality charges and withdrawals.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


Guarantees

  The Company issues variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWBs and the portion of certain GMIBs that does not require annuitization are accounted for as embedded derivatives in PABs and are further discussed in Note 6. Guarantees accounted for as insurance liabilities include:

    Guarantee:                                 Measurement Assumptions:
    ------------------------------------------------------------------------
    GMDBs  .  A return of purchase payment  .  Present value of expected
              upon death even if the           death benefits in excess of
              account value is reduced to      the projected account
              zero.                            balance recognizing the
                                               excess ratably over the
                                               accumulation period based on
                                               the present value of total
                                               expected assessments.

           .  An enhanced death benefit     .  Assumptions are consistent
              may be available for an          with those used for
              additional fee.                  amortizing DAC, and are thus
                                               subject to the same
                                               variability and risk.

                                            .  Investment performance and
                                               volatility assumptions are
                                               consistent with the
                                               historical experience of the
                                               appropriate underlying
                                               equity index, such as the
                                               Standard & Poor's Ratings
                                               Services ("S&P") 500 Index.

                                            .  Benefit assumptions are
                                               based on the average
                                               benefits payable over a
                                               range of scenarios.
    ------------------------------------------------------------------------
    GMIBs  .  After a specified period of   .  Present value of expected
              time determined at the time      income benefits in excess of
              of issuance of the variable      the projected account
              annuity contract, a minimum      balance at any future date
              accumulation of purchase         of annuitization and
              payments, even if the            recognizing the excess
              account value is reduced to      ratably over the
              zero, that can be annuitized     accumulation period based on
              to receive a monthly income      present value of total
              stream that is not less than     expected assessments.
              a specified amount.
           .  Certain contracts also        .  Assumptions are consistent
              provide for a guaranteed         with those used for
              lump sum return of purchase      estimating GMDB liabilities.
              premium in lieu of the
              annuitization benefit.

                                            .  Calculation incorporates an
                                               assumption for the
                                               percentage of the potential
                                               annuitizations that may be
                                               elected by the
                                               contractholder.
    ------------------------------------------------------------------------
    GMWBs  .  A return of purchase payment  .  Expected value of the life
              via partial withdrawals,         contingent payments and
              even if the account value is     expected assessments using
              reduced to zero, provided        assumptions consistent with
              that cumulative withdrawals      those used for estimating
              in a contract year do not        the GMDB liabilities.
              exceed a certain limit.

           .  Certain contracts include
              guaranteed withdrawals that
              are life contingent.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


  Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity contracts was as follows:

                                            Annuity Contracts
                                            ----------------
                                             GMDBs    GMIBs    Total
                                            -------  -------- --------
                                                  (In millions)
           Direct
           Balance at January 1, 2011...... $    32  $     88 $    120
           Incurred guaranteed benefits....      17        31       48
           Paid guaranteed benefits........     (7)        --      (7)
                                            -------  -------- --------
           Balance at December 31, 2011....      42       119      161
           Incurred guaranteed benefits....      10        98      108
           Paid guaranteed benefits........     (9)        --      (9)
                                            -------  -------- --------
           Balance at December 31, 2012....      43       217      260
           Incurred guaranteed benefits....      11         1       12
           Paid guaranteed benefits........     (5)        --      (5)
                                            -------  -------- --------
           Balance at December 31, 2013.... $    49  $    218 $    267
                                            =======  ======== ========
           Ceded
           Balance at January 1, 2011...... $    32  $     30 $     62
           Incurred guaranteed benefits....      17        11       28
           Paid guaranteed benefits........     (7)        --      (7)
                                            -------  -------- --------
           Balance at December 31, 2011....      42        41       83
           Incurred guaranteed benefits....      10        34       44
           Paid guaranteed benefits........     (9)        --      (9)
                                            -------  -------- --------
           Balance at December 31, 2012....      43        75      118
           Incurred guaranteed benefits....      11         1       12
           Paid guaranteed benefits........     (5)        --      (5)
                                            -------  -------- --------
           Balance at December 31, 2013.... $    49  $     76 $    125
                                            =======  ======== ========
           Net
           Balance at January 1, 2011...... $    --  $     58 $     58
           Incurred guaranteed benefits....      --        20       20
           Paid guaranteed benefits........      --        --       --
                                            -------  -------- --------
           Balance at December 31, 2011....      --        78       78
           Incurred guaranteed benefits....      --        64       64
           Paid guaranteed benefits........      --        --       --
                                            -------  -------- --------
           Balance at December 31, 2012....      --       142      142
           Incurred guaranteed benefits....      --        --       --
           Paid guaranteed benefits........      --        --       --
                                            -------  -------- --------
           Balance at December 31, 2013.... $    --  $    142 $    142
                                            =======  ======== ========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


  Account balances of contracts with insurance guarantees were invested in separate account asset classes as follows at:

                                          December 31,
                                       -------------------
                                         2013      2012
                                       --------- ---------
                                          (In millions)
                      Fund Groupings:
                      Balanced........ $   7,255 $   6,507
                      Equity..........     4,086     3,816
                      Bond............       551       588
                      Money Market....        98       118
                                       --------- ---------
                       Total.......... $  11,990 $  11,029
                                       ========= =========

  Based on the type of guarantee, the Company defines net amount at risk as listed below. These amounts include direct business, but exclude offsets from hedging or reinsurance, if any.

 Variable Annuity Guarantees

  In the Event of Death

    Defined as the death benefit less the total contract account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.

  At Annuitization

    Defined as the amount (if any) that would be required to be added to the total contract account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that allow annuitization of the guaranteed amount only after the 10th anniversary of the contract, which not all contractholders have achieved.

    Information regarding the types of guarantees relating to annuity contracts was as follows at:

                                                                 December 31,
                                           ---------------------------------------------------------
                                                       2013                         2012
                                           ---------------------------- ----------------------------
                                               In the          At           In the          At
                                           Event of Death Annuitization Event of Death Annuitization
                                           -------------- ------------- -------------- -------------
                                                                 (In millions)
Annuity Contracts (1)
Variable Annuity Guarantees
Total contract account value..............  $    13,348    $     8,712   $    12,309    $     7,963
Separate account value....................  $    12,841    $     8,470   $    11,797    $     7,715
Net amount at risk........................  $       327    $       116   $       594    $       554
Average attained age of contractholders...     67 years       66 years      66 years       65 years

--------

(1)The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


Obligations Under Funding Agreements

  MLIIC is a member of the Federal Home Loan Bank ("FHLB") of Des Moines. Holdings of the FHLB of Des Moines common stock, included in equity securities, were as follows at:

                                              December 31,
                                              -------------
                                              2013   2012
                                              -----  -----
                                              (In millions)
                       FHLB of Des Moines.... $  26  $  28

  The Company has also entered into funding agreements with the FHLB of Des Moines. The liability for such funding agreements is included in PABs. Information related to such funding agreements was as follows at:

                                     Liability        Collateral
                                   ------------- ---------------------
                                              December 31,
                                   -----------------------------------
                                    2013   2012     2013       2012
                                   ------ ------ ---------- ----------
                                              (In millions)
         FHLB of Des Moines (1)... $  405 $  405 $  477 (2) $  604 (2)

--------

(1)Represents funding agreements issued to the FHLB of Des Moines in exchange for cash and for which the FHLB of Des Moines has been granted a lien on certain assets, some of which are in the custody of the FHLB of Des Moines, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of the FHLB of Des Moines as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, the FHLB of Des Moines' recovery on the collateral is limited to the amount of the Company's liability to the FHLB of Des Moines.

(2)Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

Separate Accounts

  Separate account assets and liabilities consist of pass-through separate accounts totaling $12.0 billion and $11.1 billion at December 31, 2013 and 2012, respectively, for which the policyholder assumes all investment risk.

  For the years ended December 31, 2013, 2012 and 2011, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

  See Note 1 for a description of capitalized acquisition costs.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles (continued)


Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

  The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

  Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross profits. These assumptions primarily relate to investment returns, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

  Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles (continued)

within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

  Information regarding DAC and VOBA was as follows:

                                                                     Years Ended December 31,
                                                                     ------------------------
                                                                      2013     2012    2011
                                                                      ------  ------  ------
                                                                        (In millions)
DAC
Balance at January 1,............................................... $   97   $  220  $  352
Capitalizations.....................................................      6       19      34
Amortization related to:
  Net investment gains (losses) and net derivative gains (losses)...    122     (96)    (84)
  Other expenses....................................................   (27)     (38)    (76)
                                                                      ------  ------  ------
   Total amortization...............................................     95    (134)   (160)
                                                                      ------  ------  ------
Unrealized investment gains (losses)................................      8      (8)     (6)
Other (1)...........................................................     38       --      --
                                                                      ------  ------  ------
Balance at December 31,.............................................    244       97     220
                                                                      ------  ------  ------
VOBA
Balance at January 1,...............................................     51       66      79
  Total amortization related to other expenses......................    (6)     (14)    (12)
Unrealized investment gains (losses)................................      2      (1)     (1)
                                                                      ------  ------  ------
Balance at December 31,.............................................     47       51      66
                                                                      ------  ------  ------
Total DAC and VOBA
Balance at December 31,............................................. $  291   $  148  $  286
                                                                      ======  ======  ======

--------

(1)The year ended December 31, 2013 includes $38 million that was reclassified to DAC from premiums, reinsurance and other receivables. The amounts reclassified relate to an affiliated reinsurance agreement accounted for using the deposit method of accounting and represent the DAC amortization on the expense allowances ceded on the agreement from inception. These amounts were previously included in the calculated value of the deposit receivable on this agreement and recorded within premiums, reinsurance and other receivables.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles (continued)


  Information regarding other policy-related intangibles was as follows:

                                             Years Ended December 31,
                                             ------------------------
                                             2013     2012    2011
                                              -----    -----   -----
                                               (In millions)
                 Deferred Sales Inducements
                 Balance at January 1,...... $  65    $  71   $  84
                 Capitalization.............    --        1       3
                 Amortization...............   (2)      (7)    (16)
                                              -----    -----   -----
                 Balance at December 31,.... $  63    $  65   $  71
                                              =====    =====   =====

  The estimated future amortization expense to be reported in other expenses for the next five years is as follows:

                                                     VOBA
                                                 -------------
                                                 (In millions)
                  2014.......................... $          12
                  2015.......................... $          10
                  2016.......................... $           9
                  2017.......................... $           6
                  2018.......................... $           6

4. Reinsurance

  The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products. The Company participates in reinsurance activities in order to limit losses and minimize exposure to significant risks.

  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 5.

  For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics.

  The Company currently reinsures 100% of the living and death benefit guarantees issued in connection with its variable annuities to affiliated reinsurers. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 90% of its fixed annuities to an affiliated reinsurer. The value of the embedded

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

4. Reinsurance (continued)

derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  The Company has exposure to catastrophes which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

  The Company reinsures its remaining business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2013 and 2012, were not significant.

  The Company had $6 million and $8 million of unsecured unaffiliated ceded reinsurance recoverable balances at December 31, 2013 and 2012, respectively. Of these totals, 100% were with the Company's five largest unaffiliated ceded reinsurers at both December 31, 2013 and 2012.

  The amounts in the statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                  Years Ended December 31,
                                                                  -----------------------
                                                                   2013     2012    2011
                                                                  -------  ------- -------
                                                                       (In millions)
Premiums
  Direct premiums................................................ $    30  $    12 $     8
  Reinsurance ceded..............................................     (1)      (1)     (1)
                                                                  -------  ------- -------
   Net premiums.................................................. $    29  $    11 $     7
                                                                  =======  ======= =======
Universal life and investment-type product policy fees
  Direct universal life and investment-type product policy fees.. $   244  $   237 $   240
  Reinsurance ceded..............................................    (42)     (39)    (36)
                                                                  -------  ------- -------
   Net universal life and investment-type product policy fees.... $   202  $   198 $   204
                                                                  =======  ======= =======
Fees on ceded reinsurance and other
  Direct fees on ceded reinsurance and other..................... $    25  $    25 $    26
  Reinsurance ceded..............................................      65       68      78
                                                                  -------  ------- -------
   Net fees on ceded reinsurance and other....................... $    90  $    93 $   104
                                                                  =======  ======= =======
Policyholder benefits and claims
  Direct policyholder benefits and claims........................ $    61  $   144 $    92
  Reinsurance ceded..............................................    (13)     (44)    (33)
                                                                  -------  ------- -------
   Net policyholder benefits and claims.......................... $    48  $   100 $    59
                                                                  =======  ======= =======

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

4. Reinsurance (continued)


  The amounts in the balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                         December 31,
                                       -------------------------------------------------
                                                 2013                     2012
                                       ------------------------ ------------------------
                                                        Total                    Total
                                                       Balance                  Balance
                                       Direct  Ceded    Sheet   Direct  Ceded    Sheet
                                       ------ -------- -------- ------ -------- --------
                                                         (In millions)
Assets
Premiums, reinsurance and other
  receivables......................... $   26 $  1,803 $  1,829 $   26 $  2,459 $  2,485
Deferred policy acquisition costs and
  value of business acquired..........    311     (20)      291    207     (59)      148
                                       ------ -------- -------- ------ -------- --------
 Total assets......................... $  337 $  1,783 $  2,120 $  233 $  2,400 $  2,633
                                       ====== ======== ======== ====== ======== ========

  Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. Deposit assets and deposit liabilities, if any, are the result of affiliated reinsurance transactions. See " Related Party Reinsurance Transactions."

Related Party Reinsurance Transactions

  The Company has reinsurance agreements with certain MetLife subsidiaries, including Metropolitan Life Insurance Company, General American Life Insurance Company, Exeter and MICC, all of which are related parties.

  Information regarding the significant effects of affiliated reinsurance included in the statements of operations was as follows:

                                                        Years Ended December 31,
                                                        -----------------------
                                                         2013     2012    2011
                                                        -------  ------- -------
                                                             (In millions)
Premiums
Reinsurance ceded...................................... $    --  $   (1) $    --
Universal life and investment-type product policy fees
Reinsurance ceded...................................... $  (41)  $  (39) $  (35)
Fees on ceded reinsurance and other
Reinsurance ceded...................................... $    65  $    68 $    78
Policyholder benefits and claims
Reinsurance ceded...................................... $  (13)  $  (44) $  (31)

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

4. Reinsurance (continued)


  Information regarding the significant effects of ceded affiliated reinsurance included in the balance sheets was as follows at:

                                                                       December 31,
                                                                     -----------------
                                                                       2013     2012
                                                                     -------- --------
                                                                       (In millions)
Assets
Premiums, reinsurance and other receivables......................... $  1,798 $  2,451
Deferred policy acquisition costs and value of business acquired....     (20)     (59)
                                                                     -------- --------
  Total assets...................................................... $  1,778 $  2,392
                                                                     ======== ========

  The Company ceded risks to affiliates related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were assets of $376 million and $959 million at December 31, 2013 and 2012, respectively. Net derivative gains (losses) associated with the embedded derivatives were ($639) million, $190 million and $380 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts and irrevocable letters of credit. The Company had $1.3 billion and $1.4 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2013 and 2012, respectively.

  Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $1.3 billion and $1.4 billion at December 31, 2013 and 2012, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2013 and 2012.

5. Investments

  See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


  The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity and Equity Securities AFS

 Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate fixed maturity securities and non-redeemable preferred stock is reported within equity securities. Included within fixed maturity securities are structured securities including RMBS, commercial mortgage-backed securities ("CMBS") and ABS.

                                                December 31, 2013                          December 31, 2012
                                    ------------------------------------------ ------------------------------------------
                                                 Gross Unrealized                           Gross Unrealized
                                     Cost or  ---------------------- Estimated  Cost or  ---------------------- Estimated
                                    Amortized       Temporary  OTTI    Fair    Amortized       Temporary  OTTI    Fair
                                      Cost    Gains  Losses   Losses   Value     Cost    Gains  Losses   Losses   Value
                                    --------- ----- --------- ------ --------- --------- ----- --------- ------ ---------
                                                                        (In millions)
Fixed maturity securities
U.S. corporate.....................  $   825  $ 55    $  8     $ --   $   872   $   913  $  87   $  1     $ --   $   999
U.S. Treasury and agency...........      469     2      14       --       457       391      6     --       --       397
RMBS...............................      312    12       7        5       312       286     21      4        6       297
CMBS...............................      293     8       4       --       297       302     17     --       --       319
Foreign corporate..................      223     9       3       --       229       209     14      1       --       222
ABS................................       51     2      --       --        53        51      4      1       --        54
State and political subdivision....       17     2      --       --        19        17      3     --       --        20
Foreign government.................       10     1      --       --        11         9      3     --       --        12
                                     -------  ----    ----     ----   -------   -------  -----   ----     ----   -------
 Total fixed maturity securities...  $ 2,200  $ 91    $ 36     $  5   $ 2,250   $ 2,178  $ 155   $  7     $  6   $ 2,320
                                     =======  ====    ====     ====   =======   =======  =====   ====     ====   =======
Equity securities
Common stock.......................  $    26  $ --    $ --     $ --   $    26   $    28  $  --   $ --     $ --   $    28
Non-redeemable preferred stock.....       20    --       1       --        19        20     --      3       --        17
                                     -------  ----    ----     ----   -------   -------  -----   ----     ----   -------
 Total equity securities...........  $    46  $ --    $  1     $ --   $    45   $    48  $  --   $  3     $ --   $    45
                                     =======  ====    ====     ====   =======   =======  =====   ====     ====   =======

   The Company held non-income producing fixed maturity securities with an estimated fair value of less than $1 million with unrealized gains (losses) of less than $1 million at both December 31, 2013 and 2012.

 Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

   Amortization of premium and accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Maturities of Fixed Maturity Securities

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                            December 31,
                                              -----------------------------------------
                                                      2013                 2012
                                              -------------------- --------------------
                                              Amortized Estimated  Amortized Estimated
                                                Cost    Fair Value   Cost    Fair Value
                                              --------- ---------- --------- ----------
                                                            (In millions)
Due in one year or less...................... $    240   $    242  $    306   $    308
Due after one year through five years........      487        512       446        476
Due after five years through ten years.......      566        595       588        657
Due after ten years..........................      251        239       199        209
                                              --------   --------  --------   --------
  Subtotal...................................    1,544      1,588     1,539      1,650
Structured securities (RMBS, CMBS and ABS)...      656        662       639        670
                                              --------   --------  --------   --------
  Total fixed maturity securities............ $  2,200   $  2,250  $  2,178   $  2,320
                                              ========   ========  ========   ========

   Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. RMBS, CMBS and ABS are shown separately, as they are not due at a single maturity.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position.

                                              December 31, 2013                         December 31, 2012
                                  ----------------------------------------- -----------------------------------------
                                                       Equal to or Greater                       Equal to or Greater
                                  Less than 12 Months     than 12 Months    Less than 12 Months     than 12 Months
                                  -------------------- -------------------- -------------------- --------------------
                                  Estimated   Gross    Estimated   Gross    Estimated   Gross    Estimated   Gross
                                    Fair    Unrealized   Fair    Unrealized   Fair    Unrealized   Fair    Unrealized
                                    Value     Losses     Value     Losses     Value     Losses     Value     Losses
                                  --------- ---------- --------- ---------- --------- ---------- --------- ----------
                                                      (In millions, except number of securities)
Fixed maturity securities
U.S. corporate...................  $   84     $   7      $  13     $   1      $  20      $  1      $   9     $  --
U.S. Treasury and agency.........     169        14         --        --         60        --         --        --
RMBS.............................      84         4         34         8         --        --         49        10
CMBS.............................      73         4         --        --          4        --         15        --
Foreign corporate................      27         2          7         1          2        --          7         1
ABS..............................       7        --          5        --         --        --          5         1
Foreign government...............       1        --          1        --          1        --         --        --
                                   ------     -----      -----     -----      -----      ----      -----     -----
Total fixed maturity securities..  $  445     $  31      $  60     $  10      $  87      $  1      $  85     $  12
                                   ======     =====      =====     =====      =====      ====      =====     =====
Equity securities
Non-redeemable preferred
 stock...........................  $   --     $  --      $  18     $   1      $  --      $ --      $  17     $   3
                                   ------     -----      -----     -----      -----      ----      -----     -----
Total number of securities in an
 unrealized loss position........      87                   18                   18                   22
                                   ======                =====                =====                =====

 Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

  Evaluation and Measurement Methodologies

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
  (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, state and political subdivision securities and foreign government securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

    With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

    The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


    In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

  Current Period Evaluation

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2013. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities increased $28 million during the year ended December 31, 2013 from $13 million to $41 million. The increase in gross unrealized losses for the year ended December 31, 2013, was primarily attributable to an increase in interest rates, partially offset by narrowing credit spreads.

    At December 31, 2013, $5 million of the total $41 million of gross unrealized losses were from one below investment grade fixed maturity security with an unrealized loss position of 20% or more of amortized cost for six months or greater. Unrealized losses on the below investment grade fixed maturity security are related to non-agency RMBS (alternative residential mortgage loans) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainties including concerns over unemployment levels and valuations of residential real estate supporting non-agency RMBS. Management evaluates non-agency RMBS based on actual and projected cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security.

  Equity Securities

    Gross unrealized losses on equity securities decreased $2 million during the year ended December 31, 2013 from $3 million to $1 million. None of the $1 million of gross unrealized losses were from equity securities with gross unrealized losses of 20% or more of cost for 12 months or greater.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Mortgage Loans

 Mortgage Loans by Portfolio Segment

  Mortgage loans are summarized as follows at:

                                                  December 31,
                                 ---------------------------------------------
                                           2013                   2012
                                 -----------------------  --------------------
                                   Carrying                 Carrying     % of
                                     Value     % of Total     Value      Total
                                 ------------- ---------- ------------- ------
                                 (In millions)            (In millions)
Mortgage loans:
  Commercial....................    $  246        86.0 %     $  238      83.8 %
  Agricultural..................        41         14.3          48       16.9
                                    ------       ------      ------     ------
   Subtotal (1).................       287        100.3         286      100.7
  Valuation allowances..........       (1)        (0.3)         (2)      (0.7)
                                    ------       ------      ------     ------
   Total mortgage loans, net....    $  286       100.0 %     $  284     100.0 %
                                    ======       ======      ======     ======

--------

(1)The Company did not purchase any mortgage loans during the year ended December 31, 2013. In 2012, the Company purchased $48 million of mortgage loans, of which $38 million were purchased at estimated fair value from an affiliate, MetLife Bank, National Association.

 Mortgage Loans and Valuation Allowance by Portfolio Segment

   All commercial and agricultural mortgage loans held at both December 31, 2013 and 2012 were evaluated collectively for credit losses. The valuation allowances maintained at both December 31, 2013 and 2012 were primarily for the commercial mortgage loan portfolio segment and were for non-specifically identified credit losses. The valuation allowance for agricultural mortgage loans was less than $1 million at both December 31, 2013 and 2012.

 Valuation Allowance Rollforward by Portfolio Segment

   The changes in the valuation allowance, by portfolio segment, were as follows:

                                         Commercial Agricultural Total
                                         ---------- ------------ ------
                                                 (In millions)
        Balance at January 1, 2011......   $    1     $    --    $    1
        Provision (release).............        1          --         1
                                           ------     -------    ------
        Balance at December 31, 2011....        2          --         2
        Provision (release).............       --          --        --
                                           ------     -------    ------
        Balance at December 31, 2012....        2          --         2
        Provision (release).............      (1)          --       (1)
                                           ------     -------    ------
        Balance at December 31, 2013....   $    1     $    --    $    1
                                           ======     =======    ======

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


  Valuation Allowance Methodology

    Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

  Commercial and Agricultural Mortgage Loan Portfolio Segments

    The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

    All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


    For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

    For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

 Credit Quality of Commercial Mortgage Loans

   The credit quality of commercial mortgage loans, were as follows:

                                   Recorded Investment
                       -------------------------------------------
                       Debt Service Coverage Ratios
                       -----------------------------         % of     Estimated    % of
                       > 1.20x 1.00x - 1.20x < 1.00x Total   Total   Fair Value    Total
                       ------- ------------- ------- ------ ------  ------------- ------
                                  (In millions)                     (In millions)
December 31, 2013:
Loan-to-value ratios:
Less than 65%......... $  193      $   9      $  15  $  217  88.2 %    $  228      88.4 %
65% to 75%............     19         --         10      29   11.8         30       11.6
                       ------      -----      -----  ------ ------     ------     ------
 Total................ $  212      $   9      $  25  $  246 100.0 %    $  258     100.0 %
                       ======      =====      =====  ====== ======     ======     ======
December 31, 2012:
Loan-to-value ratios:
Less than 65%......... $  194      $  10      $   9  $  213  89.5 %    $  231      90.2 %
65% to 75%............     15         --         10      25   10.5         25        9.8
                       ------      -----      -----  ------ ------     ------     ------
 Total................ $  209      $  10      $  19  $  238 100.0 %    $  256     100.0 %
                       ======      =====      =====  ====== ======     ======     ======

 Credit Quality of Agricultural Mortgage Loans

   All of the agricultural mortgage loans held at both December 31, 2013 and 2012 had loan-to-value ratios of less than 65%.

 Past Due, Interest Accrual Status and Impaired Mortgage Loans

  The Company has a high quality, well performing, mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2013 and 2012. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans -- 60 days and agricultural mortgage loans -- 90 days. The Company had no impaired mortgage loans, no mortgage loans past due and no mortgage loans in non-accrual status at both December 31, 2013 and 2012. The Company did not recognize interest income on impaired mortgage loans during the years ended December 31, 2013, 2012 and 2011.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Mortgage Loans Modified in a Troubled Debt Restructuring

   The Company may grant concessions related to borrowers experiencing financial difficulties which are classified as troubled debt restructurings. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is considered in determining any impairment or changes in the specific valuation allowance recorded with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. Accordingly, the carrying value (after specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

   There were no mortgage loans modified in a troubled debt restructuring during the years ended December 31, 2013 and 2012.

Other Invested Assets

  Other invested assets is comprised of loans to affiliates (see " -- Related Party Investment Transactions") and freestanding derivatives with positive estimated fair values (see Note 6).

Cash Equivalents

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $17 million and $23 million at December 31, 2013 and 2012, respectively.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Net Unrealized Investment Gains (Losses)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                                                   Years Ended December 31,
                                                                                   ------------------------
                                                                                   2013     2012    2011
                                                                                    -----   ------   -----
                                                                                     (In millions)
Fixed maturity securities......................................................... $  55   $  148   $  88
Fixed maturity securities with noncredit OTTI losses in AOCI......................   (5)      (6)    (10)
                                                                                    -----   ------   -----
 Total fixed maturity securities..................................................    50      142      78
Equity securities.................................................................   (1)      (3)     (5)
Derivatives.......................................................................   (1)        1       2
Short-term investments............................................................   (1)      (1)     (1)
                                                                                    -----   ------   -----
 Subtotal.........................................................................    47      139      74
                                                                                    -----   ------   -----
Amounts allocated from:
 Insurance liability loss recognition.............................................    --       --     (7)
 DAC and VOBA related to noncredit OTTI losses recognized in AOCI.................     1        1       1
 DAC and VOBA.....................................................................  (14)     (24)    (15)
                                                                                    -----   ------   -----
   Subtotal.......................................................................  (13)     (23)    (21)
Deferred income tax benefit (expense) related to noncredit OTTI losses recognized
  in AOCI.........................................................................     2        2       4
Deferred income tax benefit (expense).............................................  (13)     (42)    (22)
                                                                                    -----   ------   -----
Net unrealized investment gains (losses).......................................... $  23   $   76   $  35
                                                                                    =====   ======   =====

  The changes in fixed maturity securities with noncredit OTTI losses included in AOCI were as follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                           2013         2012
                                                         ----------  ----------
                                                            (In millions)
   Balance at January 1,............................... $      (6)   $     (10)
   Securities sold with previous noncredit OTTI loss...          1            3
   Subsequent changes in estimated fair value..........         --            1
                                                         ----------  ----------
   Balance at December 31,............................. $      (5)   $      (6)
                                                         ==========  ==========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


  The changes in net unrealized investment gains (losses) were as follows:

                                                                                 Years Ended December 31,
                                                                                 ------------------------
                                                                                  2013     2012    2011
                                                                                 -------  -------  -----
                                                                                     (In millions)
Balance at January 1,........................................................... $    76  $    35  $  20
Fixed maturity securities on which noncredit OTTI losses have been recognized...       1        4    (2)
Unrealized investment gains (losses) during the year............................    (93)       61     39
Unrealized investment gains (losses) relating to:
  Insurance liability gain (loss) recognition...................................      --        7    (7)
  DAC and VOBA..................................................................      10      (9)    (7)
  Deferred income tax benefit (expense) related to noncredit OTTI losses
   recognized in AOCI...........................................................      --      (2)      1
  Deferred income tax benefit (expense).........................................      29     (20)    (9)
                                                                                 -------  -------  -----
Balance at December 31,......................................................... $    23  $    76  $  35
                                                                                 =======  =======  =====
Change in net unrealized investment gains (losses).............................. $  (53)  $    41  $  15
                                                                                 =======  =======  =====

Concentrations of Credit Risk

  There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2013 and 2012.

Securities Lending

  Elements of the securities lending program are presented below at:

                                                             December 31,
                                                             -------------
                                                              2013   2012
                                                             ------ ------
                                                             (In millions)
     Securities on loan: (1)
       Amortized cost....................................... $  249 $  185
       Estimated fair value................................. $  241 $  191
     Cash collateral on deposit from counterparties (2)..... $  249 $  196
     Reinvestment portfolio -- estimated fair value......... $  247 $  196

-------------

(1)Included within fixed maturity securities and short-term investments.

(2)Included within payables for collateral under securities loaned and other transactions.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Invested Assets on Deposit and Pledged as Collateral

    Invested assets on deposit and pledged as collateral are presented below at estimated fair value for fixed maturity securities at:

                                                                December 31,
                                                               ---------------
                                                                2013    2012
                                                               ------- -------
                                                                (In millions)
  Invested assets on deposit (regulatory deposits)............ $     7 $     4
  Invested assets pledged as collateral (1)...................     505     620
                                                               ------- -------
   Total invested assets on deposit and pledged as collateral. $   512 $   624
                                                               ======= =======

--------

(1)The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 2) and derivative transactions (see Note 6).

    See "-- Securities Lending" for securities on loan.

Variable Interest Entities

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, it would be deemed the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements.

 Consolidated VIEs

   There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2013 and 2012.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Unconsolidated VIEs

   The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                                      December 31,
                                                        -----------------------------------------
                                                                2013                 2012
                                                        -------------------- --------------------
                                                                   Maximum              Maximum
                                                        Carrying  Exposure   Carrying  Exposure
                                                         Amount  to Loss (1)  Amount  to Loss (1)
                                                        -------- ----------- -------- -----------
                                                                      (In millions)
Fixed maturity securities AFS:
  Structured securities (RMBS, CMBS, and ABS) (2)......  $  662    $  662     $  670    $  670
  U.S. and foreign corporate...........................      21        21         23        23
Other limited partnership interests....................      19        20         14        15
Equity securities AFS:
  Non-redeemable preferred stock.......................      18        18         17        17
                                                         ------    ------     ------    ------
  Total................................................  $  720    $  721     $  724    $  725
                                                         ======    ======     ======    ======

--------

(1)The maximum exposure to loss relating to fixed maturity and equity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests is equal to the carrying amounts plus any unfunded commitments of the Company. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

   As described in Note 11, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2013, 2012 and 2011.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Net Investment Income

  The components of net investment income were as follows:

                                                         Years Ended December 31,
                                                         ------------------------
                                                          2013     2012    2011
                                                          ------  ------  ------
                                                            (In millions)
   Investment income:
     Fixed maturity securities.......................... $   94   $   98  $  104
     Equity securities..................................      1        1       2
     Mortgage loans.....................................     16       15      10
     Policy loans.......................................      2        2       2
     Other limited partnership interests................      4        1      --
     Cash, cash equivalents and short-term investments..      1       --      --
                                                          ------  ------  ------
      Subtotal..........................................    118      117     118
     Less: Investment expenses..........................      4        4       4
                                                          ------  ------  ------
          Net investment income......................... $  114   $  113  $  114
                                                          ======  ======  ======

    See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

Net Investment Gains (Losses)

 Components of Net Investment Gains (Losses)

  The components of net investment gains (losses) were as follows:

                                                                             Years Ended December 31,
                                                                             ------------------------
                                                                             2013     2012     2011
                                                                              -----   ------  ------
                                                                                (In millions)
Total gains (losses) on fixed maturity securities:
  Total OTTI losses recognized -- by industry:
   U.S. and foreign corporate securities -- by industry:
     Finance................................................................ $  --   $  (1)   $   --
     Utility................................................................    --      (1)       --
                                                                              -----   ------  ------
       Total U.S. and foreign corporate securities..........................    --      (2)       --
                                                                              -----   ------  ------
  OTTI losses on fixed maturity securities recognized in earnings...........    --      (2)       --
  Fixed maturity securities -- net gains (losses) on sales and disposals....     1      (2)      (5)
                                                                              -----   ------  ------
   Total gains (losses) on fixed maturity securities........................     1      (4)      (5)
                                                                              -----   ------  ------
       Total net investment gains (losses).................................. $   1   $  (4)   $  (5)
                                                                              =====   ======  ======

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

   Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                      Years Ended December 31,
                                     ----------------------------------------------------------------
                                      2013     2012     2011   2013  2012  2011   2013   2012   2011
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
                                     Fixed Maturity Securities Equity Securities        Total
                                     ------------------------- ----------------- --------------------
                                                            (In millions)
Proceeds............................ $  417   $  576   $  318  $  -- $   1 $   5 $  417 $  577 $  323
                                      ======   ======  ======  ===== ===== ===== ====== ====== ======
Gross investment gains.............. $    3   $    2   $    3  $  -- $  -- $  -- $    3 $    2 $    3
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
Gross investment losses.............    (2)      (4)      (8)     --    --    --    (2)    (4)    (8)
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
Total OTTI losses:
  Credit-related....................     --      (1)       --     --    --    --     --    (1)     --
  Other (1).........................     --      (1)       --     --    --    --     --    (1)     --
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
   Total OTTI losses................     --      (2)       --     --    --    --     --    (2)     --
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
    Net investment gains (losses)... $    1   $  (4)   $  (5)  $  -- $  -- $  -- $    1 $  (4) $  (5)
                                      ======   ======  ======  ===== ===== ===== ====== ====== ======

--------

(1)Other OTTI losses recognized in earnings include impairments on fixed maturity securities where there is an intent to sell or it is more likely than not that the Company will be required to sell the security before recovery of the decline in estimated fair value.

 Credit Loss Rollforward

   The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

                                                                 Years Ended December 31,
                                                                 ------------------------
                                                                    2013         2012
                                                                  ----------  ----------
                                                                     (In millions)
Balance at January 1,........................................... $        2   $        3
Reductions:
 Sales (maturities, pay downs or prepayments) during the period
   of securities previously impaired as credit loss OTTI........         --          (1)
                                                                  ----------  ----------
Balance at December 31,......................................... $        2   $        2
                                                                  ==========  ==========

 Related Party Investment Transactions

   The Company has an affiliated loan outstanding, which is included in other invested assets, totaling $45 million at both years ended December 31, 2013 and 2012. At December 31, 2011, the loan was outstanding with Exeter, an affiliate. During 2012, MetLife assumed this affiliated debt from Exeter. The loan is due on July 15, 2021, and bears interest, payable semi-annually, at 5.64%. Net investment income from this loan was $3 million, $3 million and $1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


   The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $3 million for each of the years ended December 31, 2013, 2012 and 2011.

6. Derivatives

Accounting for Derivatives

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

Derivative Strategies

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, futures and option contracts. To a lesser extent, the Company uses credit default swaps to synthetically replicate investment risks and returns which are not readily available in the cash market.

 Interest Rate Derivatives

   The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps and floors.

   Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value and non-qualifying hedging relationships.

   The Company purchases interest rate floors primarily to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level. In certain instances, the Company locks in the economic impact of existing purchased floors by entering into offsetting written floors. The Company utilizes interest rate floors in non-qualifying hedging relationships.

   To a lesser extent, the Company uses interest rate futures in non-qualifying hedging relationships.

 Foreign Currency Exchange Rate Derivatives

   The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)

 another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in cash flow and non-qualifying hedging relationships.

 Credit Derivatives

   The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations, repudiation, moratorium, or involuntary restructuring. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in non-qualifying hedging relationships.

   The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. Treasury securities, agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

Primary Risks Managed by Derivatives

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                           December 31,
                                                                      -----------------------------------------------------------
                                                                                 2013                          2012
                                                                      ----------------------------- -----------------------------
                                                                               Estimated Fair Value          Estimated Fair Value
                                                                               --------------------          --------------------
                                                                      Notional                      Notional
                                    Primary Underlying Risk Exposure   Amount  Assets  Liabilities   Amount  Assets  Liabilities
                                    --------------------------------  -------- ------  -----------  -------- ------  -----------
                                                                                           (In millions)
Derivatives Designated as Hedging Instruments
Fair value hedges:
 Interest rate swaps............... Interest rate.................... $     10 $  --      $  --     $     12 $  --      $  --
Cash flow hedges:
 Foreign currency swaps............ Foreign currency exchange rate...       30     2          3           27     2          1
                                                                      -------- -----      -----     -------- -----      -----
    Total qualifying hedges......................................           40     2          3           39     2          1
                                                                      -------- -----      -----     -------- -----      -----
Derivatives Not Designated or Not Qualifying as Hedging Instruments
Interest rate swaps................ Interest rate....................      741    12         22          741     9          6
Interest rate floors............... Interest rate....................    2,040     9          4        2,040    36         17
Foreign currency swaps............. Foreign currency exchange rate...       37    --          5           23    --          1
Credit default swaps--purchased.... Credit...........................        8    --         --            9    --         --
Credit default swaps--written...... Credit...........................       20    --         --           22    --         --
                                                                      -------- -----      -----     -------- -----      -----
   Total non-designated or non-qualifying derivatives.............       2,846    21         31        2,835    45         24
                                                                      -------- -----      -----     -------- -----      -----
    Total........................................................     $  2,886 $  23      $  34     $  2,874 $  47      $  25
                                                                      ======== =====      =====     ======== =====      =====

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  Based on notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2013 and 2012. The Company's use of derivatives includes
(i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules; (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; and (iii) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these non-qualified derivatives, changes in market factors can lead to the recognition of fair value changes in the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

  The components of net derivative gains (losses) were as follows:

                                                 Years Ended December 31,
                                                 ----------------------
                                                   2013      2012   2011
                                                 --------   ------ ------
                                                     (In millions)
        Derivatives and hedging gains (losses).. $   (27)   $   26 $   36
        Embedded derivatives....................    (415)      303    290
                                                 --------   ------ ------
          Total net derivative gains (losses)... $  (442)   $  329 $  326
                                                 ========   ====== ======

  The amount the Company recognized in net investment income from settlement payments related to qualifying hedges for the years ended December 31, 2013, 2012 and 2011, was not significant.

  The Company recognized $26 million, $25 million and $14 million of net derivative gains (losses) from settlement payments related to non-qualifying hedges for the years ended December 31, 2013, 2012 and 2011, respectively.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


Non-Qualifying Derivatives and Derivatives for Purposes Other Than Hedging

  The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                              Net
                                                           Derivative
                                                         Gains (Losses)
                                                         --------------
                                                         (In millions)
        Year Ended December 31, 2013:
          Interest rate derivatives.....................    $  (50)
          Foreign currency exchange rate derivatives....        (4)
          Credit derivatives -- purchased...............         --
          Credit derivatives -- written.................         --
                                                            -------
           Total........................................    $  (54)
                                                            =======
        Year Ended December 31, 2012:
          Interest rate derivatives.....................    $     2
          Foreign currency exchange rate derivatives....        (1)
          Credit derivatives -- purchased...............         --
          Credit derivatives -- written.................         --
                                                            -------
           Total........................................    $     1
                                                            =======
        Year Ended December 31, 2011:
          Interest rate derivatives.....................    $    22
          Foreign currency exchange rate derivatives....         --
          Credit derivatives -- purchased...............         --
          Credit derivatives -- written.................          1
                                                            -------
           Total........................................    $    23
                                                            =======

Fair Value Hedges

  The Company designates and accounts for interest rate swaps to convert fixed rate assets to floating rate assets as fair value hedges when they have met the requirements of fair value hedging.

  The amounts recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges for each of the years ended December 31, 2013, 2012 and 2011 were not significant. Changes in the fair value of the derivatives and the hedged items recognized in net derivative gains (losses) were not significant for each of the years ended December 31, 2013, 2012 and 2011.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

  The Company designates and accounts for foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets as cash flow hedges when they have met the requirements of cash flow hedging.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. When such forecasted transactions are not probable of occurring within two months of the anticipated date, the Company reclassifies certain amounts from AOCI into net derivative gains (losses). For the year ended December 31, 2013 the amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges were not significant. For both the years ended 2012 and 2011, there were no amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges.

  There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for the years ended December 31, 2013, 2012 and 2011.

  At December 31, 2013 and 2012, the balance in AOCI associated with foreign currency swaps designated and qualifying as cash flow hedges was ($1) million and $1 million, respectively.

  For the years ended December 31, 2013, 2012 and 2011, there was ($2) million, ($1) million and $1 million of gains (losses) deferred in AOCI related to foreign currency swaps, respectively. For both the years ended December 31, 2013 and 2012, the amounts reclassified to net derivative gains (losses) related to foreign currency swaps were not significant. For the year ended December 31, 2011, there were no amounts reclassified to net derivative gains (losses) related to foreign currency swaps. For the years ended December 31, 2013, 2012 and 2011, there were no amounts reclassified to net investment income related to foreign currency swaps.

  For both the years ended December 31, 2013 and 2012, the amounts recognized in net derivative gains (losses) which represented the ineffective portion of all cash flow hedges were not significant. For the year ended December 31, 2011, the Company did not recognize any net derivative gains (losses) which represented the ineffective portion of all cash flow hedges.

  At December 31, 2013, ($1) million of deferred net gains (losses) on derivatives in AOCI was expected to be reclassified to earnings within the next 12 months.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Credit Derivatives

  In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the non-qualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $20 million and $22 million at December 31, 2013 and 2012, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At both December 31, 2013 and 2012, the amounts the Company would have received to terminate all of these contracts was not significant.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                December 31,
                              ---------------------------------------------------------------------------------
                                                2013                                     2012
                              ---------------------------------------- ----------------------------------------
                              Estimated      Maximum                   Estimated      Maximum
                              Fair Value Amount of Future   Weighted   Fair Value Amount of Future   Weighted
Rating Agency Designation of  of Credit   Payments under    Average    of Credit   Payments under    Average
Referenced                     Default    Credit Default    Years to    Default    Credit Default    Years to
Credit Obligations (1)          Swaps       Swaps (2)     Maturity (3)   Swaps       Swaps (2)     Maturity (3)
----------------------------  ---------- ---------------- ------------ ---------- ---------------- ------------
                                     (In millions)                            (In millions)
Aaa/Aa/A
Single name credit default
  swaps (corporate)..........  $     --      $     --          --       $     --      $      2         1.0
Baa
Credit default swaps
  referencing indices........        --            20         5.0             --            20         4.5
                               --------      --------                   --------      --------
 Total.......................  $     --      $     20         5.0       $     --      $     22         4.2
                               ========      ========                   ========      ========

--------

(1)The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), S&P and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)Assumes the value of the referenced credit obligations is zero.

(3)The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

Credit Risk on Freestanding Derivatives

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  The Company's OTC-cleared derivatives are effected through central clearing counterparties and its exchange-traded derivatives are effected through regulated exchanges. Such positions are marked to market and margined on a daily basis, and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives.

  See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

  The estimated fair value of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral was as follows at:

                                                                           December 31, 2013  December 31, 2012
Derivatives Subject to a Master Netting Arrangement or a Similar           ------------------ ------------------
Arrangement                                                                Assets Liabilities Assets Liabilities
----------------------------------------------------------------           ------ ----------- ------ -----------
                                                                                       (In millions)
Gross estimated fair value of derivatives:
  OTC-bilateral (1)....................................................... $  25     $  32    $   53    $  27
  OTC-cleared (1).........................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
                                                                           -----     -----    ------    -----
   Total gross estimated fair value of derivatives (1)....................    25        32        53       27
Amounts offset in the balance sheets......................................    --        --        --       --
                                                                           -----     -----    ------    -----
Estimated fair value of derivatives presented in the balance sheets (1)...    25        32        53       27
Gross amounts not offset in the balance sheets:
Gross estimated fair value of derivatives: (2)
  OTC-bilateral...........................................................   (5)       (5)      (10)     (10)
  OTC-cleared.............................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
Cash collateral: (3)
  OTC-bilateral...........................................................  (17)        --      (42)       --
  OTC-cleared.............................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
Securities collateral: (4)
  OTC-bilateral...........................................................   (2)      (26)       (1)     (16)
  OTC-cleared.............................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
                                                                           -----     -----    ------    -----
Net amount after application of master netting agreements and collateral.. $   1     $   1    $   --    $   1
                                                                           =====     =====    ======    =====

--------

(1)At December 31, 2013 and 2012, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $2 million and $6 million, respectively, and derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of ($2) million and $2 million, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


(3)Cash collateral received is included in cash and cash equivalents, short-term investments, or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the balance sheets. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange traded and OTC-cleared derivatives and is included in premiums, reinsurance and other receivables in the balance sheets. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At both December 31, 2013 and 2012, the Company had not received or paid any excess cash collateral.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheets. Subject to certain constraints, the Company is permitted by contract to sell or repledge this collateral, but at December 31, 2013 none of the collateral had been sold or repledged. Securities collateral pledged by the Company is reported in fixed maturity securities in the balance sheets. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At both December 31, 2013 and 2012, the Company received excess securities collateral with an estimated fair value of $1 million for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. At both December 31, 2013 and 2012, the Company had provided no excess securities collateral for its OTC-bilateral derivatives, and had provided $1 million and $0, respectively, for its OTC- cleared derivatives, which are not included in the table above due to the foregoing limitation. At both December 31, 2013 and 2012, the Company did not pledge any securities collateral for its exchange-traded derivatives.

  The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include financial strength-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the financial strength ratings of the Company and/or the credit ratings of the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody's and S&P. If a party's financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

  The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's financial strength rating at the reporting date or if the Company's financial strength rating sustained a downgrade to a level that

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)

triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                    Estimated Fair Value of    Fair Value of Incremental Collateral
                                     Collateral Provided:                 Provided Upon:
                                    ----------------------- -------------------------------------------
                                                                                   Downgrade in the
                                                                                 Company's Financial
                                                                                   Strength Rating
                                                                               to a Level that Triggers
                       Estimated                                One Notch           Full Overnight
                     Fair Value of                             Downgrade in      Collateralization or
                     Derivatives in                           the Company's          Termination
                     Net Liability      Fixed Maturity      Financial Strength    of the Derivative
                      Position (1)        Securities              Rating               Position
                     -------------- ----------------------- ------------------ ------------------------
                                                       (In millions)
December 31, 2013...    $    27             $    26              $    --                $    1
December 31, 2012...    $    17             $    16              $    --                $    2

--------

(1)After taking into consideration the existence of netting agreements.

Embedded Derivatives

  The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; and affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs.

  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                   December 31,
                                                                  ---------------
                                        Balance Sheet Location      2013    2012
                                       -------------------------- -------- ------
                                                                   (In millions)
Net embedded derivatives within asset
  host contracts:
  Ceded guaranteed minimum benefits... Premiums, reinsurance and
                                       other receivables......... $    376 $  959
Net embedded derivatives within
  liability host contracts:
  Direct guaranteed minimum benefits.. PABs...................... $  (131) $   56

  The following table presents changes in estimated fair value related to embedded derivatives:

                                                 Years Ended December 31,
                                                 ----------------------
                                                   2013      2012   2011
                                                 --------   ------ ------
                                                     (In millions)
        Net derivative gains (losses) (1), (2).. $  (415)   $  303 $  290

--------

(1)The valuation of direct guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were ($6) million, ($26) million and $29 million for the years ended December 31, 2013, 2012 and 2011, respectively. In addition,

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)

   the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were $42 million, $28 million and ($62) million for the years ended December 31, 2013, 2012 and 2011, respectively.

(2)See Note 4 for discussion of affiliated net derivative gains (losses) included in the table above.

7. Fair Value

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

                Level 1  Unadjusted quoted prices in active
                         markets for identical assets or
                         liabilities. The Company defines
                         active markets based on average
                         trading volume for equity securities.
                         The size of the bid/ask spread is
                         used as an indicator of market
                         activity for fixed maturity
                         securities.

                Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                Level 3  Unobservable inputs that are
                         supported by little or no market
                         activity and are significant to the
                         determination of estimated fair value
                         of the assets or liabilities.
                         Unobservable inputs reflect the
                         reporting entity's own assumptions
                         about the assumptions that market
                         participants would use in pricing the
                         asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


Recurring Fair Value Measurements

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below.

                                                                           December 31, 2013
                                                               -----------------------------------------
                                                                 Fair Value Hierarchy
                                                               -------------------------


                                                                                         Total Estimated
                                                               Level 1  Level 2  Level 3   Fair Value
                                                               ------- --------- ------- ---------------
                                                                             (In millions)
Assets
Fixed maturity securities:
 U.S. corporate............................................... $   --  $     859 $   13     $     872
 U.S. Treasury and agency.....................................    408         49     --           457
 RMBS.........................................................     --        285     27           312
 CMBS.........................................................     --        297     --           297
 Foreign corporate............................................     --        185     44           229
 ABS..........................................................     --         46      7            53
 State and political subdivision..............................     --         19     --            19
 Foreign government...........................................     --         11     --            11
                                                               ------  --------- ------     ---------
   Total fixed maturity securities............................    408      1,751     91         2,250
                                                               ------  --------- ------     ---------
Equity securities:
 Common stock.................................................     --         26     --            26
 Non-redeemable preferred stock...............................     --         --     19            19
                                                               ------  --------- ------     ---------
   Total equity securities....................................     --         26     19            45
                                                               ------  --------- ------     ---------
Short-term investments........................................     14         61     --            75
 Derivative assets: (1)
   Interest rate..............................................     --         21     --            21
   Foreign currency exchange rate.............................     --          2     --             2
                                                               ------  --------- ------     ---------
    Total derivative assets...................................     --         23     --            23
                                                               ------  --------- ------     ---------
Net embedded derivatives within asset host contracts (2)......     --         --    376           376
Separate account assets (3)...................................     --     12,033     --        12,033
                                                               ------  --------- ------     ---------
    Total assets.............................................. $  422  $  13,894 $  486     $  14,802
                                                               ======  ========= ======     =========
Liabilities
Derivative liabilities: (1)
 Interest rate................................................ $   --  $      26 $   --     $      26
 Foreign currency exchange rate...............................     --          8     --             8
                                                               ------  --------- ------     ---------
   Total derivative liabilities...............................     --         34     --            34
                                                               ------  --------- ------     ---------
Net embedded derivatives within liability host contracts (2)..     --         --  (131)         (131)
                                                               ------  --------- ------     ---------
   Total liabilities.......................................... $   --  $      34 $(131)     $    (97)
                                                               ======  ========= ======     =========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


                                                                              December 31, 2012
                                                               -----------------------------------------------
                                                                    Fair Value Hierarchy
                                                               -------------------------------
                                                                                               Total Estimated
                                                               Level 1    Level 2    Level 3     Fair Value
                                                               -------- ----------- ---------- ---------------
                                                                                (In millions)
Assets
Fixed maturity securities:
 U.S. corporate............................................... $     -- $       944 $       55   $       999
 U.S. Treasury and agency.....................................      382          15         --           397
 RMBS.........................................................       --         283         14           297
 CMBS.........................................................       --         305         14           319
 Foreign corporate............................................       --         180         42           222
 ABS..........................................................       --          54         --            54
 State and political subdivision..............................       --          20         --            20
 Foreign government...........................................       --          12         --            12
                                                               -------- ----------- ----------   -----------
   Total fixed maturity securities............................      382       1,813        125         2,320
                                                               -------- ----------- ----------   -----------
Equity securities:
 Common stock.................................................       --          28         --            28
 Non-redeemable preferred stock...............................       --          --         17            17
                                                               -------- ----------- ----------   -----------
   Total equity securities....................................       --          28         17            45
                                                               -------- ----------- ----------   -----------
Short-term investments........................................      116          23         --           139
 Derivative assets: (1)
   Interest rate..............................................       --          45         --            45
   Foreign currency exchange rate.............................       --           2         --             2
                                                               -------- ----------- ----------   -----------
    Total derivative assets...................................       --          47         --            47
                                                               -------- ----------- ----------   -----------
Net embedded derivatives within asset host contracts (2)......       --          --        959           959
Separate account assets (3)...................................       --      11,072         --        11,072
                                                               -------- ----------- ----------   -----------
    Total assets.............................................. $    498 $    12,983 $    1,101   $    14,582
                                                               ======== =========== ==========   ===========
Liabilities
Derivative liabilities: (1)
 Interest rate................................................ $     -- $        23 $       --   $        23
 Foreign currency exchange rate...............................       --           2         --             2
                                                               -------- ----------- ----------   -----------
    Total derivative liabilities..............................       --          25         --            25
                                                               -------- ----------- ----------   -----------
Net embedded derivatives within liability host contracts (2)..       --          --         56            56
                                                               -------- ----------- ----------   -----------
    Total liabilities......................................... $     -- $        25 $       56   $        81
                                                               ======== =========== ==========   ===========

--------

(1)Derivative assets are presented within other invested assets in the balance sheets and derivative liabilities are presented within other liabilities in the balance sheets. The amounts are presented gross in the tables above to reflect the presentation in the balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

(2)Net embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables in the balance sheets. Net embedded derivatives within liability host contracts are presented within PABs in the balance sheets.

(3)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

 Investments

  Valuation Controls and Procedures

    On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.'s Board of Directors regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities and 2% of the total estimated fair value of Level 3 fixed maturity securities.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

  not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

  Securities and Short-term Investments

    When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

  Level 2 Valuation Techniques and Key Inputs:

    This level includes securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities and equity securities.

   U.S. corporate and foreign corporate securities

     These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Privately-placed securities are valued using matrix pricing methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer, and in certain cases, delta spread adjustments to reflect specific credit-related issues.

   U.S. Treasury and agency securities

     These securities are principally valued using the market approach. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques using standard market observable inputs such as a benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


   Structured securities comprised of RMBS, CMBS and ABS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs, including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information, including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

   State and political subdivision and foreign government securities

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques using standard market observable inputs, including a benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

   Common stock

     These securities are principally valued using the market approach. Valuations are based principally on observable inputs, including quoted prices in markets that are not considered active.

  Level 3 Valuation Techniques and Key Inputs:

    In general, securities classified within Level 3 use many of the same valuation techniques and inputs as described previously for Level 2. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

   U.S. corporate and foreign corporate securities

     These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments to reflect specific credit-related issues, credit spreads; and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

   Structured securities comprised of RMBS, CMBS and ABS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

   inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including credit spreads. Below investment grade securities and sub-prime RMBS included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

   Non-redeemable preferred stock

     These securities, including financial services industry hybrid securities classified within equity securities, are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using inputs such as comparable credit rating and issuance structure. Certain of these securities are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2 and independent non-binding broker quotations.

  Separate Account Assets

    Separate account assets are carried at estimated fair value and reported as a summarized total on the balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets. Separate account assets within the Company's separate accounts consist of mutual funds.

  Level 2 Valuation Techniques and Key Inputs:

    These assets are comprised of certain mutual funds without readily determinable fair values, as prices are not published publicly. Valuation of the mutual funds is based upon quoted prices or reported NAV provided by the fund managers.

 Derivatives

   The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

   The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

 the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

   Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

   The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

 Freestanding Derivatives

  Level 2 Valuation Techniques and Key Inputs:

    This level includes all types of derivatives utilized by the Company with the exception of exchange traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

   Interest rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and basis curves.

     Option-based. Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, basis curves and interest rate volatility.

   Foreign currency exchange rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, basis curves, currency spot rates and cross currency basis curves.

 Embedded Derivatives

   Embedded derivatives principally include certain direct variable annuity guarantees and certain affiliated ceded reinsurance agreements related to such variable annuity guarantees. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


   The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and certain GMIBs contain embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs in the balance sheets.

   The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

   Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

   The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife.

   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

   The Company ceded, to an affiliated reinsurance company, the risk associated with certain of the GMIBs, GMABs and GMWBs described above that are also accounted for as embedded derivatives. In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also cedes, to the same affiliated reinsurance company, certain directly written GMIBs that are accounted for as insurance (i.e., not as embedded derivatives), but where the reinsurance agreement contains an embedded derivative. These embedded derivatives are included within premiums, reinsurance and other receivables in the balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


  Embedded Derivatives Within Asset and Liability Host Contracts

  Level 3 Valuation Techniques and Key Inputs:

   Direct guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   Reinsurance ceded on certain guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in "-- Direct Guaranteed Minimum Benefits" and also include counterparty credit spreads.

 Transfers between Levels

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

  Transfers between Levels 1 and 2:

    There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at December 31, 2013 and 2012.

  Transfers into or out of Level 3:

    Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

    Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments, or credit spreads.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


    Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs (such as observable spreads used in pricing securities) or increases in market activity and upgraded credit ratings.

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

  The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:

                                                                             December 31, 2013
                       --------------------- --------------------------  --------------------------
                            Valuation              Significant                             Weighted
                            Techniques          Unobservable Inputs          Range        Average (1)
                       --------------------- --------------------------  -------------    -----------
Fixed maturity securities: (3)
 U.S. corporate and    Matrix pricing        Delta spread
  foreign corporate...                         adjustments (4)            (10)  -     30        6
                                             Illiquidity premium (4)        30  -     30       30
                                             Credit spreads (4)
                       Consensus pricing     Offered quotes (5)
                       -------------------------------------------------------------------------------
RMBS                   Matrix pricing and    Credit spreads (4)
                         discounted cash
                         flow                                               97  -    574      411
                       Market pricing        Quoted prices (5)             100  -    100      100
                       -------------------------------------------------------------------------------
CMBS                   Market pricing        Quoted prices (5)
                       -------------------------------------------------------------------------------
ABS                    Market pricing        Quoted prices (5)              99  -     99       99
                       Consensus pricing     Offered quotes (5)             99  -     99       99
                       -------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded      Option pricing        Mortality rates:
  guaranteed             techniques
  minimum
  benefits............
                                                 Ages 0 - 40                 0% -   0.10%
                                                 Ages 41 - 60             0.04% -   0.65%
                                                 Ages 61 - 115            0.26% -    100%
                                             Lapse rates:
                                                 Durations 1 - 10         0.50% -    100%
                                                 Durations 11 -20            3% -    100%
                                                 Durations 21 -116           3% -    100%
                                             Utilization rates              20% -     50%
                                             Withdrawal rates             0.07% -     10%
                                             Long-term equity
                                               volatilities              17.40% -     25%
                                             Nonperformance risk
                                               spread                     0.03% -   0.44%
                       -------------------------------------------------------------------------------

                                                                             December 31, 2012           Impact of
                       --------------------- --------------------------  --------------------------   Increase in Input
                            Valuation              Significant                             Weighted     on Estimated
                            Techniques          Unobservable Inputs          Range        Average (1)  Fair Value (2)
                       --------------------- --------------------------  -------------    ----------- -----------------
Fixed maturity securities: (3)
 U.S. corporate and    Matrix pricing        Delta spread
  foreign corporate...                         adjustments (4)              50  -    100       57        Decrease
                                             Illiquidity premium (4)        30  -     30       30        Decrease
                                             Credit spreads (4)             23  -    421      129        Decrease
                       Consensus pricing     Offered quotes (5)            100  -    102      101        Increase
                       -------------------------------------------------------------------------------------------------
RMBS                   Matrix pricing and    Credit spreads (4)
                         discounted cash
                         flow                                              161  -    657      541      Decrease (6)
                       Market pricing        Quoted prices (5)                                         Increase (6)
                       -------------------------------------------------------------------------------------------------
CMBS                   Market pricing        Quoted prices (5)             100  -    100      100      Increase (6)
                       -------------------------------------------------------------------------------------------------
ABS                    Market pricing        Quoted prices (5)                                         Increase (6)
                       Consensus pricing     Offered quotes (5)                                        Increase (6)
                       -------------------------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded      Option pricing        Mortality rates:
  guaranteed             techniques
  minimum
  benefits............
                                                 Ages 0 - 40                 0% -   0.10%              Decrease (7)
                                                 Ages 41 - 60             0.05% -   0.64%              Decrease (7)
                                                 Ages 61 - 115            0.32% -    100%              Decrease (7)
                                             Lapse rates:
                                                 Durations 1 - 10         0.50% -    100%              Decrease (8)
                                                 Durations 11 -20            3% -    100%              Decrease (8)
                                                 Durations 21 -116           3% -    100%              Decrease (8)
                                             Utilization rates              20% -     50%              Increase (9)
                                             Withdrawal rates             0.07% -     10%                      (10)
                                             Long-term equity
                                               volatilities              17.40% -     25%              Increase (11)
                                             Nonperformance risk
                                               spread                     0.10% -   0.67%              Decrease (12)
                       -------------------------------------------------------------------------------------------------

--------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2)The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes to direct guaranteed minimum benefits are based on liability positions and changes to ceded guaranteed minimum benefits are based on asset positions.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(8)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(9)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(10)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(11)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(12)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3 use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table.

  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                         -----------------------------------------------------------------------------------
                                              Fixed Maturity Securities:       Equity Securities:
                                         ------------------------------------- -----------------
                                                                                          Non-
                                                                                       redeemable                   Net
                                           U.S.                 Foreign        Common  Preferred  Short-term     Embedded
                                         Corporate RMBS  CMBS  Corporate  ABS  Stock     Stock    Investments Derivatives (6)
                                         --------- ----- ----- --------- ----- ------  ---------- ----------- ---------------
                                                                            (In millions)
Year Ended December 31, 2013:
Balance at January 1,...................   $  55   $  14 $  14   $  42   $  -- $  --     $  17       $  --        $  903
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)............
  Net investment income.................      --      --    --      --      --    --        --          --            --
  Net investment gains (losses).........      --      --    --      --      --    --        --          --            --
  Net derivative gains (losses).........      --      --    --      --      --    --        --          --         (415)
 OCI....................................      --      --    --       2      --    --         2          --            --
Purchases (3)...........................       4      13    --      10       7    --        --          --            --
Sales (3)...............................    (10)      --    --     (9)      --    --        --          --            --
Issuances (3)...........................      --      --    --      --      --    --        --          --            --
Settlements (3).........................      --      --    --      --      --    --        --          --            19
Transfers into Level 3 (4)..............      --      --    --      --      --    --        --          --            --
Transfers out of Level 3 (4)............    (36)      --  (14)     (1)      --    --        --          --            --
                                           -----   ----- -----   -----   ----- -----     -----       -----        ------
Balance at December 31,.................   $  13   $  27 $  --   $  44   $   7 $  --     $  19       $  --        $  507
                                           =====   ===== =====   =====   ===== =====     =====       =====        ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
 Net investment income..................   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net investment gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net derivative gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $(402)

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                         -----------------------------------------------------------------------------------
                                              Fixed Maturity Securities:       Equity Securities:
                                         ------------------------------------- -----------------
                                                                                          Non-
                                                                                       redeemable                   Net
                                           U.S.                 Foreign        Common  Preferred  Short-term     Embedded
                                         Corporate RMBS  CMBS  Corporate  ABS  Stock     Stock    Investments Derivatives (6)
                                         --------- ----- ----- --------- ----- ------  ---------- ----------- ---------------
                                                                            (In millions)
Year Ended December 31, 2012:
Balance at January 1,...................   $  16   $  11 $  --   $   6   $   6 $  19     $  15       $  --        $  580
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)............
  Net investment income.................      --      --    --      --      --    --        --          --            --
  Net investment gains (losses).........      --      --    --      --      --    --        --          --            --
  Net derivative gains (losses).........      --      --    --      --      --    --        --          --           303
 OCI....................................       2       3    --      --      --    --         2          --            --
Purchases (3)...........................      31      --    14      36      --    --        --          --            --
Sales (3)...............................     (2)      --    --      --     (6)    --        --          --            --
Issuances (3)...........................      --      --    --      --      --    --        --          --            --
Settlements (3).........................      --      --    --      --      --    --        --          --            20
Transfers into Level 3 (4)..............      11      --    --      --      --    --        --          --            --
Transfers out of Level 3 (4)............     (3)      --    --      --      --  (19)        --          --            --
                                           -----   ----- -----   -----   ----- -----     -----       -----        ------
Balance at December 31,.................   $  55   $  14 $  14   $  42   $  -- $  --     $  17       $  --        $  903
                                           =====   ===== =====   =====   ===== =====     =====       =====        ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
 Net investment income..................   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net investment gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net derivative gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $  309

                                             Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                       -----------------------------------------------------------------------------------
                                            Fixed Maturity Securities:       Equity Securities:
                                       ------------------------------------- -----------------
                                                                                        Non-
                                                                                     redeemable                   Net
                                         U.S.                 Foreign        Common  Preferred  Short-term     Embedded
                                       Corporate RMBS  CMBS  Corporate  ABS  Stock     Stock    Investments Derivatives (6)
                                       --------- ----- ----- --------- ----- ------  ---------- ----------- ---------------
                                                                          (In millions)
Year Ended December 31, 2011:
Balance at January 1,.................   $  22   $  11 $  --   $  25   $  19 $  10     $  15       $   9        $  269
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)..........
  Net investment income...............      --      --    --      --      --    --        --          --            --
  Net investment gains (losses).......      --      --    --     (3)      --    --        --          --            --
  Net derivative gains (losses).......      --      --    --      --      --    --        --          --           290
 OCI..................................       1      --    --       2       1    --        --          --            --
Purchases (3).........................       2      --    --       6       5     9        --          --            --
Sales (3).............................     (2)      --    --    (17)     (9)    --        --         (9)            --
Issuances (3).........................      --      --    --      --      --    --        --          --            --
Settlements (3).......................      --      --    --      --      --    --        --          --            21
Transfers into Level 3 (4)............      --      --    --      --      --    --        --          --            --
Transfers out of Level 3 (4)..........     (7)      --    --     (7)    (10)    --        --          --            --
                                         -----   ----- -----   -----   ----- -----     -----       -----        ------
Balance at December 31,...............   $  16   $  11 $  --   $   6   $   6 $  19     $  15       $  --        $  580
                                         =====   ===== =====   =====   ===== =====     =====       =====        ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
 Net investment income................   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net investment gains (losses)........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net derivative gains (losses)........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $  293

--------

(1)Amortization of premium/discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods.

(6)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

Fair Value of Financial Instruments Carried at Other Than Fair Value

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income and payables for collateral under securities loaned and other transactions. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                       December 31, 2013
                                 -------------------------------------------------------------
                                                  Fair Value Hierarchy
                                    -      -----------------------------------
                                 Carrying                                      Total Estimated
                                  Value        Level 1     Level 2     Level 3   Fair Value
                                 --------- ----------- ----------- ----------- ---------------
                                                         (In millions)
Assets
Mortgage loans.................. $     286  $     --     $    --    $     303     $    303
Policy loans.................... $      27  $     --     $     3    $      39     $     42
Other limited partnership
 interests...................... $       1  $     --     $    --    $       1     $      1
Other invested assets........... $      45  $     --     $    50    $      --     $     50
Premiums, reinsurance and other
 receivables.................... $   1,258  $     --     $    --    $   1,359     $  1,359
Other assets.................... $       5  $     --     $     5    $      --     $      5
Liabilities
PABs............................ $   2,293  $     --     $    --    $   2,501     $  2,501
Other liabilities............... $       1  $     --     $     1    $      --     $      1

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

                                                       December 31, 2012
                                 -------------------------------------------------------------
                                                  Fair Value Hierarchy
                                           -----------------------------------
                                 Carrying                                      Total Estimated
                                  Value        Level 1     Level 2     Level 3   Fair Value
                                 --------- ----------- ----------- ----------- ---------------
                                                         (In millions)
Assets
Mortgage loans.................. $     284  $     --     $    --    $     307     $     307
Policy loans.................... $      27  $     --     $     2    $      46     $      48
Other limited partnership
 interests...................... $       1  $     --     $    --    $       2     $       2
Other invested assets........... $      45  $     --     $    57    $      --     $      57
Premiums, reinsurance and other
 receivables.................... $   1,364  $     --     $    --    $   1,527     $   1,527
Other assets.................... $       6  $     --     $     6    $      --     $       6
Liabilities
PABs............................ $   2,431  $     --     $    --    $   2,788     $   2,788
Other liabilities............... $       3  $     --     $     3    $      --     $       3

  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 Mortgage Loans

   For mortgage loans, estimated fair value is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

 Policy Loans

   Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

 Other Limited Partnership Interests

   The estimated fair values of these cost method investments are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


 Other Invested Assets

   These other invested assets are principally comprised of loans to affiliates. The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

 Premiums, Reinsurance and Other Receivables

   Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements.

   Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

 Other Assets

   Other assets are comprised of a receivable for the reimbursable portion of the estimated future guaranty liability that pertains to pre-acquisition business. With the exception of the receivable, other assets are not considered financial instruments subject to disclosure. Accordingly, the amount represents the receivable from an unaffiliated institution for which the estimated fair value was determined by discounting the expected future cash flows using a discount rate that reflects the credit standing of the unaffiliated institution.

 PABs

   These PABs include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are excluded from this caption in the preceding tables as they are separately presented in "-- Recurring Fair Value Measurements."

   The investment contracts primarily include fixed deferred annuities and fixed term payout annuities. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

 Other Liabilities

   Other liabilities consist of derivative payables and amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

8. Equity


Statutory Equity and Income

  Each U.S. insurance company's state of domicile imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC ("Company Action RBC"). The RBC ratio for the Company was in excess of 1,400% for all periods presented.

  The Company prepares statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of its state of domicile. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of the Company.

  Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting of reinsurance agreements and valuing securities on a different basis.

  In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

  Statutory net income (loss) of the Company, a Missouri domiciled insurer, was $111 million, $132 million and $94 million for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $666 million and $704 million at December 31, 2013 and 2012, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Missouri State Department of Insurance.

Dividend Restrictions

  Under Missouri State Insurance Law, MLIIC is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding net realized capital gains). MLIIC will be permitted to pay a dividend to MetLife in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Missouri Director of Insurance (the "Missouri Director") and the Missouri Director either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined by the Company as "unassigned funds (surplus)") as of the last filed annual statutory statement requires insurance regulatory approval. Under Missouri State Insurance Law, the Missouri Director has broad discretion in determining

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

8. Equity (continued)

whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the years ended December 31, 2013 and 2012, MLIIC paid a dividend to MetLife of $129 million and $18 million, respectively. During the year ended December 31, 2011, MLIIC did not pay a dividend to MetLife. Based on amounts at December 31, 2013, MLIIC could pay a stockholder dividend in 2014 of $99 million without prior regulatory approval of the Missouri Director.

Accumulated Other Comprehensive Income (Loss)

  Information regarding changes in the balances of each component of AOCI, net of income tax, was as follows:

                                                        Unrealized
                                                     Investment Gains     Unrealized
                                                     (Losses), Net of   Gains (Losses)
                                                    Related Offsets (1) on Derivatives  Total
                                                    ------------------- -------------- -------
                                                                  (In millions)
Balance at December 31, 2010.......................       $    19          $     1     $    20
OCI before reclassifications.......................            19               --          19
Income tax expense (benefit).......................           (7)               --         (7)
                                                          -------          -------     -------
 OCI before reclassifications, net of income tax...            31                1          32
Amounts reclassified from AOCI.....................             4               --           4
Income tax expense (benefit).......................           (1)               --         (1)
                                                          -------          -------     -------
 Amounts reclassified from AOCI, net of income tax.             3               --           3
                                                          -------          -------     -------
Balance at December 31, 2011.......................            34                1          35
OCI before reclassifications.......................            61              (1)          60
Income tax expense (benefit).......................          (21)               --        (21)
                                                          -------          -------     -------
 OCI before reclassifications, net of income tax...            74               --          74
Amounts reclassified from AOCI.....................             3               --           3
Income tax expense (benefit).......................           (1)               --         (1)
                                                          -------          -------     -------
 Amounts reclassified from AOCI, net of income tax.             2               --           2
                                                          -------          -------     -------
Balance at December 31, 2012.......................            76               --          76
OCI before reclassifications.......................          (78)              (2)        (80)
Income tax expense (benefit).......................            27                1          28
                                                          -------          -------     -------
 OCI before reclassifications, net of income tax...            25              (1)          24
Amounts reclassified from AOCI.....................           (2)               --         (2)
Income tax expense (benefit).......................             1               --           1
                                                          -------          -------     -------
 Amounts reclassified from AOCI, net of income tax.           (1)               --         (1)
                                                          -------          -------     -------
Balance at December 31, 2013.......................       $    24          $   (1)     $    23
                                                          =======          =======     =======

--------
(1)See Note 5 for information on offsets to investments related to insurance liabilities and DAC and VOBA.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

8. Equity (continued)


  Information regarding amounts reclassified out of each component of AOCI, was as follows:

                                                                                          Statement of Operations and
AOCI Components                                        Amounts Reclassified from AOCI Comprehensive Income (Loss) Location
----------------------------------------------------   ------------------------------ ------------------------------------
                                                        Years Ended December 31,
                                                       ------------------------------
                                                         2013       2012      2011
                                                        --------  --------  --------
                                                             (In millions)
Net unrealized investment gains (losses):
  Net unrealized investment gains (losses)............ $      1   $    (5)  $    (5)  Other net investment gains (losses)
  Net unrealized investment gains (losses)............        1          2         1  Net investment income
                                                        --------  --------  --------
   Net unrealized investment gains (losses), before
    income tax........................................        2        (3)       (4)
   Income tax (expense) benefit.......................      (1)          1         1
                                                        --------  --------  --------
   Net unrealized investment gains (losses), net of
    income tax........................................ $      1   $    (2)  $    (3)
                                                        ========  ========  ========
Total reclassifications, net of income tax............ $      1   $    (2)  $    (3)
                                                        ========  ========  ========

9. Other Expenses

  Information on other expenses was as follows:

                                                Years Ended December 31,
                                                ------------------------
                                                 2013     2012    2011
                                                -----    -----   -----
                                                  (In millions)
              Compensation..................... $   5    $   9   $  10
              Commissions......................    50       57      68
              Volume-related costs.............    --        3       7
              Capitalization of DAC............   (6)     (19)    (34)
              Amortization of DAC and VOBA.....  (89)      148     172
              Premium taxes, licenses and fees.     3        1       6
              Other............................    26       30      30
                                                 -----    -----   -----
                Total other expenses........... $(11)    $ 229   $ 259
                                                 =====    =====   =====

Capitalization and Amortization of DAC and VOBA

  See Note 3 for additional information on DAC and VOBA including impacts of capitalization and amortization.

Affiliated Expenses

  See Note 12 for discussion of affiliated expenses included in the table above.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

10. Income Tax


   The provision for income tax was as follows:

                                                      Years Ended December 31,
                                                      ------------------------
                                                        2013     2012    2011
                                                       -------  -----   -----
                                                         (In millions)
       Current:
        Federal...................................... $    38   $   8   $  24
       Deferred:
        Federal......................................   (105)      86      66
                                                       -------   -----  -----
          Provision for income tax expense (benefit). $  (67)   $  94   $  90
                                                       =======   =====  =====

   The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                    Years Ended December 31,
                                                    ------------------------
                                                      2013     2012    2011
                                                     -------  -----   -----
                                                       (In millions)
        Tax provision at U.S. statutory rate....... $  (55)   $ 103   $ 107
        Tax effect of:
         Dividend received deduction...............    (12)    (11)    (13)
         Prior year tax............................     (2)       3     (2)
         Tax credits...............................     (1)     (1)     (2)
         Other, net................................       3      --      --
                                                     -------   -----  -----
        Provision for income tax expense (benefit). $  (67)   $  94   $  90
                                                     =======   =====  =====

   Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                          December 31,
                                                        -----------------
                                                          2013     2012
                                                        -------- --------
                                                          (In millions)
      Deferred income tax assets:
       Investments, including derivatives.............. $      9 $     --
       Tax credit carryforwards........................        5       --
       Other, net......................................        2
                                                        -------- --------
         Total deferred income tax assets..............       16       --
      Deferred income tax liabilities:
       Policyholder liabilities and receivables........      110      234
       DAC and VOBA....................................       86       33
       Net unrealized investment gains.................       11       40
       Investments, including derivatives..............       --       18
       Other...........................................        1        1
                                                        -------- --------
         Total deferred income tax liabilities.........      208      326
                                                        -------- --------
           Net deferred income tax asset (liability)... $  (192) $  (326)
                                                        ======== ========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

10. Income Tax (continued)


   Tax credit carryforwards of $5 million at December 31, 2013 will expire beginning in 2021.

   The Company participates in a tax sharing agreement with MetLife, as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates include $18 million and $8 million at December 31, 2013 and 2012, respectively. The amounts due to affiliates include $8 million at December 31, 2011.

   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state or local income tax examinations in major taxing jurisdictions for years prior to 2006. The IRS audit cycle for the year 2006, which began in April 2010, is expected to conclude in 2014.

   It is not expected that there will be a material change in the Company's liability for unrecognized tax benefits in the next 12 months.

   A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

                                                                                  Year Ended
                                                                               December 31, 2013
                                                                               -----------------
                                                                                 (In millions)
Balance at January 1,.........................................................     $     --
Additions for tax positions of prior years....................................            3
                                                                                   --------
Balance at December 31,.......................................................     $      3
                                                                                   ========
Unrecognized tax benefits that, if recognized would impact the effective rate.     $      3
                                                                                   ========

   There were no unrecognized tax benefits at December 31, 2012 and 2011.

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

   Interest was as follows:

                                                                 Year Ended
                                                              December 31, 2013
                                                              -----------------
                                                                (In millions)
Interest recognized in the statements of operations..........     $      1

                                                              December 31, 2013
                                                              -----------------
                                                                (In millions)
Interest included in other liabilities in the balance sheets.     $      1

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

10. Income Tax (continued)


   There was no interest recognized in the statements of operations for the years ended December 31, 2012 and 2011. There was no interest included in other liabilities in the balance sheets at December 31, 2012.

   The Company had no penalties for the years ended December 31, 2013, 2012 and 2011.

   The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2013 and 2012, the Company recognized an income tax benefit of $14 million and $8 million, respectively, related to the separate account DRD. The 2013 benefit included a benefit of $2 million related to a true-up of the 2012 tax return. The 2012 benefit included an expense of $3 million related to a true-up of the 2011 tax return.

11. Contingencies, Commitments and Guarantees

Contingencies

 Litigation

  Unclaimed Property Inquiries

    In April 2012, MetLife, for itself and on behalf of entities including the Company, reached agreements with representatives of the U.S. jurisdictions that were conducting audits of MetLife and certain of its affiliates for compliance with unclaimed property laws, and with state insurance regulators directly involved in a multistate targeted market conduct examination relating to claim-payment practices and compliance with unclaimed property laws. At least one other jurisdiction is pursuing a market conduct examination. It is possible that other jurisdictions may pursue similar examinations or audits and that such actions may result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, administrative penalties, interest, and/or further changes to the Company's procedures. The Company is not currently able to estimate these additional possible costs.

  Sales Practices Claims

    Over the past several years, the Company has faced claims and regulatory inquiries and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in these matters. The Company believes adequate provision has been made in its financial statements for all probable and reasonably estimable losses for sales practices matters.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

11. Contingencies, Commitments and Guarantees (continued)


  Summary

    Various litigation, claims and assessments against the Company, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

    It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's net income or cash flows in particular annual periods.

 Insolvency Assessments

   Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments were as follows:

                                                              December 31,
                                                             ---------------
                                                              2013    2012
                                                             ------- -------
                                                              (In millions)
    Other Assets:
     Premium tax offset for future undiscounted assessments. $     1 $     1
     Receivable for reimbursement of paid assessments (1)...       5       6
                                                             ------- -------
                                                             $     6 $     7
                                                             ======= =======
    Other Liabilities:
     Insolvency assessments................................. $     6 $     8
                                                             ======= =======

--------

(1)The Company holds a receivable from the seller of a prior acquisition in accordance with the purchase agreement.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

11. Contingencies, Commitments and Guarantees (continued)


Commitments

 Commitments to Fund Partnership Investments

   The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $7 million and $9 million at December 31, 2013 and 2012, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

 Mortgage Loan Commitments

   The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $6 million and $1 million at December 31, 2013 and 2012, respectively.

 Commitments to Fund Private Corporate Bond Investments

   The Company commits to lend funds under private corporate bond investments. The amounts of these unfunded commitments were $14 million and $13 million at December 31, 2013 and 2012, respectively.

Guarantees

  In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

  In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

  The Company had no liability for indemnities, guarantees and commitments at both December 31, 2013 and 2012.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

12. Related Party Transactions


Service Agreements

  The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. For certain agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses incurred with affiliates related to these agreements, recorded in other expenses, were $78 million, $53 million and $76 million for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $38 million, $34 million and $32 million for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in fees on ceded reinsurance and other, were $25 million, $24 million and $26 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company had net receivables from affiliates, related to the items discussed above, of $4 million and $2 million at December 31, 2013 and 2012, respectively.

  See Notes 4 and 5 for additional information on related party transactions.

13. Subsequent Event

  The Company has evaluated events subsequent to December 31, 2013, through March 31, 2014, which is the date these financial statements were available to be issued, and has determined there are no material subsequent events requiring adjustment to or disclosure in the financial statements.

                       EXETER REASSURANCE COMPANY, LTD.

                             FINANCIAL STATEMENTS

           AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEARS ENDED
                DECEMBER 31, 2013, 2012 AND 2011 (AS RESTATED)
                       AND INDEPENDENT AUDITORS' REPORT

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Exeter Reassurance Company, Ltd.:

We have audited the accompanying financial statements of Exeter Reassurance Company, Ltd. (a wholly-owned subsidiary of MetLife, Inc.) (the "Company"), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exeter Reassurance Company, Ltd. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

As discussed in Note 1 to the financial statements, the accompanying financial statements have been restated to correct misstatements on the 2013, 2012 and 2011 statements of cash flows. Our opinion is not modified with respect to this matter.

OTHER MATTERS

In our report dated April 2, 2014 on the previously issued 2012 financial statements filed with the Cayman Islands Monetary Authority ("CIMA"), we expressed an opinion that the Company's 2012 balance sheet did not fairly present insurance liabilities and, accordingly, did not conform to the presentation required under accounting principles generally accepted in the United States of America. That presentation was based on practices prescribed or permitted by CIMA. As noted in Note 1, in these general purpose financial statements, the Company has changed its presentation of insurance liabilities to conform to accounting principles generally accepted in the United States of America. Accordingly, our present opinion on the 2012 financial statements, as presented herein, is different from that expressed in our previous report.

In addition, results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants
Princeton, New Jersey
April 2, 2014
(October 27, 2014 as to Note 1 related to the restatements and November 7, 2014 as to Note 14)

                       EXETER REASSURANCE COMPANY, LTD.

                                BALANCE SHEETS
                          DECEMBER 31, 2013 AND 2012

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                           2013
                                                                                                      ---------------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $1,311,922
   and $1,719,913, respectively)..................................................................... $     1,321,081
  Short-term investments, at estimated fair value....................................................       2,781,282
  Derivative assets..................................................................................       2,375,499
  Funds withheld at interest.........................................................................       2,694,267
                                                                                                      ---------------
   Total investments.................................................................................       9,172,129
Cash and cash equivalents............................................................................         629,616
Accrued investment income............................................................................          94,238
Premiums, reinsurance and other receivables..........................................................         645,814
Deferred policy acquisition costs....................................................................         159,820
Current income tax recoverable.......................................................................         196,592
Deferred income tax recoverable......................................................................       1,529,464
                                                                                                      ---------------
   Total assets...................................................................................... $    12,427,673
                                                                                                      ===============
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future policy benefits............................................................................... $     2,747,421
Policyholder account balances........................................................................       2,488,945
Other policy-related balances........................................................................       2,170,145
Policyholder dividends payable.......................................................................          16,256
Debt -- affiliated...................................................................................         575,118
Derivative liabilities...............................................................................       2,648,454
Other liabilities....................................................................................         551,170
                                                                                                      ---------------
   Total liabilities.................................................................................      11,197,509
                                                                                                      ---------------
CONTINGENCIES AND COMMITMENTS (NOTE 12)
STOCKHOLDER'S EQUITY
Preferred stock, par value $.01 per share; 250,000 shares authorized, 200,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 200,000 shares authorized, issued and outstanding at December 31, 2012; $2,000,000 aggregate liquidation preference at
 December 31, 2013 and 2012..........................................................................               2
Common stock, par value $.01 per share; 13,875,000 shares authorized, 13,466,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 14,125,000 shares authorized,
 13,466,000 shares issued and outstanding at December 31, 2012.......................................             135
Additional paid-in capital...........................................................................       4,125,653
Retained earnings (accumulated deficit)..............................................................     (2,964,638)
Accumulated other comprehensive income (loss)........................................................          69,012
                                                                                                      ---------------
   Total stockholder's equity........................................................................       1,230,164
                                                                                                      ---------------
   Total liabilities and stockholder's equity........................................................ $    12,427,673
                                                                                                      ===============

                                                                                                           2012
                                                                                                      ---------------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $1,311,922
   and $1,719,913, respectively)..................................................................... $     1,785,619
  Short-term investments, at estimated fair value....................................................       4,307,652
  Derivative assets..................................................................................       4,652,428
  Funds withheld at interest.........................................................................       2,436,815
                                                                                                      ---------------
   Total investments.................................................................................      13,182,514
Cash and cash equivalents............................................................................         905,519
Accrued investment income............................................................................          93,501
Premiums, reinsurance and other receivables..........................................................         775,433
Deferred policy acquisition costs....................................................................         136,661
Current income tax recoverable.......................................................................         261,720
Deferred income tax recoverable......................................................................       2,267,071
                                                                                                      ---------------
   Total assets...................................................................................... $    17,622,419
                                                                                                      ===============
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future policy benefits............................................................................... $     2,735,580
Policyholder account balances........................................................................       8,831,285
Other policy-related balances........................................................................       1,896,818
Policyholder dividends payable.......................................................................          17,438
Debt -- affiliated...................................................................................          75,118
Derivative liabilities...............................................................................       1,665,997
Other liabilities....................................................................................       1,726,141
                                                                                                      ---------------
   Total liabilities.................................................................................      16,948,377
                                                                                                      ---------------
CONTINGENCIES AND COMMITMENTS (NOTE 12)
STOCKHOLDER'S EQUITY
Preferred stock, par value $.01 per share; 250,000 shares authorized, 200,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 200,000 shares authorized, issued and outstanding at December 31, 2012; $2,000,000 aggregate liquidation preference at
 December 31, 2013 and 2012..........................................................................             200
Common stock, par value $.01 per share; 13,875,000 shares authorized, 13,466,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 14,125,000 shares authorized,
 13,466,000 shares issued and outstanding at December 31, 2012.......................................          13,466
Additional paid-in capital...........................................................................       4,085,299
Retained earnings (accumulated deficit)..............................................................     (3,504,200)
Accumulated other comprehensive income (loss)........................................................          79,277
                                                                                                      ---------------
   Total stockholder's equity........................................................................         674,042
                                                                                                      ---------------
   Total liabilities and stockholder's equity........................................................ $    17,622,419
                                                                                                      ===============

              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                           STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)

                                                            2013           2012          2011
                                                        ------------- --------------- -----------
REVENUES
Premiums............................................... $      59,372 $       949,827 $    71,518
Universal life and investment-type product policy fees.       586,571         548,425     432,722
Net investment income..................................        35,423          20,695      17,238
Net investment gains (losses)..........................      (56,581)          41,793     (1,086)
Net derivative gains (losses)..........................     1,935,248     (3,676,589)     230,434
Other revenues.........................................         1,395          22,916      43,740
                                                        ------------- --------------- -----------
   Total revenues......................................     2,561,428     (2,092,933)     794,566
                                                        ------------- --------------- -----------
EXPENSES
Policyholder benefits and claims.......................     1,379,886       1,811,746     309,339
Interest credited to policyholder account balances.....        17,399          16,598      15,831
Policyholder dividends.................................        26,675          30,279      30,722
Other expenses.........................................       101,207         206,841     169,883
                                                        ------------- --------------- -----------
   Total expenses......................................     1,525,167       2,065,464     525,775
                                                        ------------- --------------- -----------
Income (loss) before provision for income tax..........     1,036,261     (4,158,397)     268,791
Provision for income tax expense (benefit).............       364,215     (1,455,499)      94,077
                                                        ------------- --------------- -----------
Net income (loss)...................................... $     672,046 $   (2,702,898) $   174,714
                                                        ============= =============== ===========



              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                   STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)

                                                             2013           2012           2011
                                                         ------------ ---------------- ------------
Net income (loss)....................................... $    672,046 $    (2,702,898) $    174,714
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related
   offsets..............................................     (56,634)           25,017       35,549
 Foreign currency translation adjustments...............       26,548           13,028     (15,751)
                                                         ------------ ---------------- ------------
 Other comprehensive income (loss), before income tax...     (30,086)           38,045       19,798
 Income tax (expense) benefit related to items of other
   comprehensive income (loss)..........................       19,821          (8,756)     (12,442)
                                                         ------------ ---------------- ------------
 Other comprehensive income (loss), net of income tax...     (10,265)           29,289        7,356
                                                         ------------ ---------------- ------------
Comprehensive income (loss)............................. $    661,781 $    (2,673,609) $    182,070
                                                         ============ ================ ============




              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                      STATEMENTS OF STOCKHOLDER'S EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)




                                                                                                  RETAINED
                                                                                   ADDITIONAL     EARNINGS
                                                             PREFERRED   COMMON     PAID-IN     (ACCUMULATED
                                                              STOCK      STOCK      CAPITAL       DEFICIT)
                                                            ---------- ---------- ------------ --------------
Balance at December 31, 2010...............................  $     --  $   13,466 $    548,218 $    (976,016)
Capital contribution from MetLife, Inc. (Note 9)...........                            703,860
Comprehensive income (loss):
Net income (loss)..........................................                                           174,714
Other comprehensive income (loss), net of income tax.......
                                                             --------  ---------- ------------ --------------
Balance at December 31, 2011...............................        --      13,466    1,252,078      (801,302)
                                                             --------  ---------- ------------ --------------
Capital contribution from MetLife, Inc. (Note 9)...........                            833,421
Non-cumulative perpetual preferred stock issuance -- newly
 issued shares (Note 9)....................................       200                1,999,800
Comprehensive income (loss):
Net income (loss)..........................................                                       (2,702,898)
Other comprehensive income (loss), net of income tax.......
                                                             --------  ---------- ------------ --------------
Balance at December 31, 2012...............................       200      13,466    4,085,299    (3,504,200)
                                                             --------  ---------- ------------ --------------
Capital contribution from MetLife, Inc. (Note 9)...........                             26,825
Change in preferred and common stock par value
 (Note 9)..................................................     (198)    (13,331)       13,529
Dividends on perpetual preferred stock.....................                                         (132,484)
Comprehensive income (loss):
Net income (loss)..........................................                                           672,046
Other comprehensive income (loss), net of income tax.......
                                                             --------  ---------- ------------ --------------
Balance at December 31, 2013...............................  $      2  $      135 $  4,125,653 $  (2,964,638)
                                                             ========  ========== ============ ==============

                                                                  ACCUMULATED OTHER
                                                             COMPREHENSIVE INCOME (LOSS)
                                                            -----------------------------
                                                                  NET         FOREIGN
                                                              UNREALIZED      CURRENCY
                                                              INVESTMENT    TRANSLATION           TOTAL
                                                             GAINS (LOSSES)  ADJUSTMENTS   STOCKHOLDER'S EQUITY
                                                            --------------- ------------- ---------------------
Balance at December 31, 2010...............................  $      3,341   $      39,291     $  (371,700)
Capital contribution from MetLife, Inc. (Note 9)...........                                        703,860
Comprehensive income (loss):
Net income (loss)..........................................                                        174,714
Other comprehensive income (loss), net of income tax.......        23,107        (15,751)            7,356
                                                             ------------   -------------     ------------
Balance at December 31, 2011...............................        26,448          23,540          514,230
                                                             ------------   -------------     ------------
Capital contribution from MetLife, Inc. (Note 9)...........                                        833,421
Non-cumulative perpetual preferred stock issuance -- newly
 issued shares (Note 9)....................................                                      2,000,000
Comprehensive income (loss):
Net income (loss)..........................................                                    (2,702,898)
Other comprehensive income (loss), net of income tax.......        16,261          13,028           29,289
                                                             ------------   -------------     ------------
Balance at December 31, 2012...............................        42,709          36,568          674,042
                                                             ------------   -------------     ------------
Capital contribution from MetLife, Inc. (Note 9)...........                                         26,825
Change in preferred and common stock par value
 (Note 9)..................................................                                             --
Dividends on perpetual preferred stock.....................                                      (132,484)
Comprehensive income (loss):
Net income (loss)..........................................                                        672,046
Other comprehensive income (loss), net of income tax.......      (36,813)          26,548         (10,265)
                                                             ------------   -------------     ------------
Balance at December 31, 2013...............................  $      5,896   $      63,116     $  1,230,164
                                                             ============   =============     ============


              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)

                                                                                               2013           2012
                                                                                           -------------- --------------
                                                                                            AS RESTATED    AS RESTATED
                                                                                            SEE NOTE 1     SEE NOTE 1
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)......................................................................... $      672,046 $  (2,702,898)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Amortization of premiums and accretion of discounts associated with investments, net....         20,823          5,956
  (Gains) losses on investments, net......................................................         56,581       (41,793)
  (Gains) losses on derivatives, net......................................................      (204,378)      4,802,934
  Universal life and investment-type product policy fees..................................         11,088          (556)
  Change in accrued investment income.....................................................             28       (77,901)
  Change in premiums, reinsurance and other receivables...................................        112,292        155,762
  Change in deferred policy acquisition costs, net........................................       (23,159)         41,444
  Change in income tax recoverable (payable)..............................................        670,461    (1,675,874)
  Change in insurance-related liabilities and policy-related balances.....................        272,897        530,400
  Change in other liabilities.............................................................        101,876       (96,015)
  Other, net..............................................................................         31,681         24,977
                                                                                           -------------- --------------
Net cash provided by (used in) operating activities.......................................      1,722,236        966,436
                                                                                           -------------- --------------
CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and repayments of:
  Fixed maturity securities...............................................................        813,413      1,310,619
  Equity securities.......................................................................            128          7,212
Purchases of fixed maturity securities....................................................      (415,825)    (1,486,466)
Cash received in connection with freestanding derivatives.................................        146,845        415,944
Cash paid in connection with freestanding derivatives.....................................    (2,882,508)    (1,790,917)
Net change in short-term investments......................................................      1,525,163      1,497,830
Net change in funds withheld at interest..................................................      (336,545)      (146,444)
Other, net................................................................................        272,335         24,279
                                                                                           -------------- --------------
Net cash provided by (used in) investing activities.......................................      (876,994)      (167,943)
                                                                                           -------------- --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits................................................................................             --            212
  Withdrawals.............................................................................             --       (10,330)
Change in payables for derivative collateral..............................................    (1,276,847)    (1,627,743)
Long-term debt issuances -- affiliated....................................................        500,000             --
Capital contribution from MetLife, Inc....................................................             --        800,000
Dividend on preferred stock...............................................................      (132,484)             --
Other, net................................................................................      (166,050)      (122,628)
                                                                                           -------------- --------------
Net cash provided by (used in) financing activities.......................................    (1,075,381)      (960,489)
                                                                                           -------------- --------------
Effect of change in foreign currency exchange rates on cash and cash equivalents balances.       (45,764)       (23,555)
                                                                                           -------------- --------------
Change in cash and cash equivalents.......................................................      (275,903)      (185,551)
Cash and cash equivalents, beginning of year..............................................        905,519      1,091,070
                                                                                           -------------- --------------
CASH AND CASH EQUIVALENTS, END OF YEAR.................................................... $      629,616 $      905,519
                                                                                           ============== ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Net cash paid for:
  Interest................................................................................ $        5,107 $      134,691
                                                                                           ============== ==============
  Income tax.............................................................................. $      304,518 $      222,025
                                                                                           ============== ==============
Non-cash transactions:
  Purchase of fixed maturity securities associated with business transfer................. $           -- $      760,628
                                                                                           ============== ==============
  Purchase of short-term investments associated with business transfer.................... $           -- $       72,453
                                                                                           ============== ==============
  Capital contribution from MetLife, Inc.................................................. $       26,825 $       33,421
                                                                                           ============== ==============
  Issuance of non-cumulative perpetual preferred shares................................... $           -- $    2,000,000
                                                                                           ============== ==============
  Assignment of senior notes to MetLife, Inc.............................................. $           -- $  (2,000,000)
                                                                                           ============== ==============

                                                                                              2011
                                                                                           ------------
                                                                                           AS RESTATED
                                                                                           SEE NOTE 1
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)......................................................................... $    174,714
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Amortization of premiums and accretion of discounts associated with investments, net....         (62)
  (Gains) losses on investments, net......................................................        1,086
  (Gains) losses on derivatives, net......................................................      469,752
  Universal life and investment-type product policy fees..................................      (3,781)
  Change in accrued investment income.....................................................      (6,706)
  Change in premiums, reinsurance and other receivables...................................      358,863
  Change in deferred policy acquisition costs, net........................................       28,571
  Change in income tax recoverable (payable)..............................................     (19,555)
  Change in insurance-related liabilities and policy-related balances.....................      256,552
  Change in other liabilities.............................................................    (355,242)
  Other, net..............................................................................       29,195
                                                                                           ------------
Net cash provided by (used in) operating activities.......................................      933,387
                                                                                           ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and repayments of:
  Fixed maturity securities...............................................................      604,979
  Equity securities.......................................................................        2,880
Purchases of fixed maturity securities....................................................    (754,191)
Cash received in connection with freestanding derivatives.................................      876,691
Cash paid in connection with freestanding derivatives.....................................  (2,032,925)
Net change in short-term investments......................................................  (4,538,307)
Net change in funds withheld at interest..................................................     (98,811)
Other, net................................................................................      158,928
                                                                                           ------------
Net cash provided by (used in) investing activities.......................................  (5,780,756)
                                                                                           ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits................................................................................          416
  Withdrawals.............................................................................      (2,644)
Change in payables for derivative collateral..............................................    2,563,812
Long-term debt issuances -- affiliated....................................................    1,000,000
Capital contribution from MetLife, Inc....................................................      673,000
Dividend on preferred stock...............................................................           --
Other, net................................................................................       80,761
                                                                                           ------------
Net cash provided by (used in) financing activities.......................................    4,315,345
                                                                                           ------------
Effect of change in foreign currency exchange rates on cash and cash equivalents balances.        7,065
                                                                                           ------------
Change in cash and cash equivalents.......................................................    (524,959)
Cash and cash equivalents, beginning of year..............................................    1,616,029
                                                                                           ------------
CASH AND CASH EQUIVALENTS, END OF YEAR.................................................... $  1,091,070
                                                                                           ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Net cash paid for:
  Interest................................................................................ $     69,232
                                                                                           ============
  Income tax.............................................................................. $    115,497
                                                                                           ============
Non-cash transactions:
  Purchase of fixed maturity securities associated with business transfer................. $         --
                                                                                           ============
  Purchase of short-term investments associated with business transfer.................... $         --
                                                                                           ============
  Capital contribution from MetLife, Inc.................................................. $     30,860
                                                                                           ============
  Issuance of non-cumulative perpetual preferred shares................................... $         --
                                                                                           ============
  Assignment of senior notes to MetLife, Inc.............................................. $         --
                                                                                           ============

              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                       NOTES TO THE FINANCIAL STATEMENTS

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

BUSINESS

  Exeter Reassurance Company, Ltd. (the "Company" or "Exeter") is a wholly-owned stock life insurance subsidiary of MetLife, Inc. (the "Holding Company").

  In 2011, the Company was redomesticated to the Cayman Islands. The Company was licensed as an Unrestricted Class B Insurer under the Insurance Law of the Cayman Islands (the "Law").

  Effective October 1, 2013, the Company redomesticated to the state of Delaware ("Delaware"). The Company is licensed as a Delaware pure captive insurance company under the Delaware Captive Insurance Law ("Delaware Law"). The Company engages in traditional and financial reinsurance of life insurance and annuity policies, primarily with affiliates.

  In the second quarter of 2013, the Holding Company announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged consist of MetLife Insurance Company of Connecticut ("MICC"), MetLife Investors USA Insurance Company ("MLI-USA") and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter. MICC, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

BASIS OF PRESENTATION

  The Company has previously prepared, and filed, financial statements that comply with the filing requirements of the Cayman Islands Monetary Authority ("CIMA"). The financial statements as of and for the year ended December 31, 2012 presented insurance liabilities in the balance sheet in accordance with practices prescribed or permitted by CIMA, which presentation differs from the presentation requirements under generally accepted accounting principles. The presentation of insurance liabilities in these financial statements has been revised to present such amounts in accordance with accounting principles generally accepted in the United States.

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

  Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


RESTATEMENTS

  The Company identified the following errors relating to the 2013, 2012 and 2011 statements of cash flows:

    . Net cash provided by operating activities was overstated and net cash used in investing activities was understated in 2012, as a result of errors relating to the non-cash component of the consideration received for the transfer of business to the Company from an affiliate.
    . The effects of changes in foreign currency exchange rates on cash and cash equivalents were incorrectly reported in 2013, 2012 and 2011, resulting in offsetting impacts on net cash provided by operating activities and net cash used in investing activities.
    . Certain transactions relating to fees on embedded derivatives were incorrectly reported in the cash flow statement in 2013, 2012 and 2011 including: (a) cash transactions incorrectly reported in (gains) losses on derivatives, net, resulting in impacts to both net cash provided by operating activities and net cash used in investing activities: and (b) non-cash transactions incorrectly reported in cash flows from investing activities in other, net, resulting in impacts to net cash used in investing activities.
    . Non-cash transactions relating to funds withheld at interest were incorrectly reported in net cash used in investing activities in 2013, 2012 and 2011.

  The combined errors resulted in an overstatement/(understatement) of (i) net cash provided by operating activities of $93,333 thousand, $991,168 thousand and ($76,861) thousand in 2013, 2012 and 2011, respectively; (ii) net cash used in investing activities of ($139,097) thousand, ($1,014,723) thousand and $83,926 thousand in 2013, 2012 and 2011, respectively; and (iii) the effect of change in foreign currency exchange rates on cash and cash equivalents of $45,764 thousand, $23,555 thousand and ($7,065) thousand in 2013, 2012 and 2011, respectively.

  The impact of the 2013, 2012 and 2011 restatements is shown in the tables below:

                                                                   FOR THE YEAR ENDED DECEMBER 31, 2013
                                                                 ----------------------------------------
                                                                 AS PREVIOUSLY CORRECTION OF
                                                                   REPORTED       ERRORS     AS ADJUSTED
                                                                 ------------- ------------- ------------
                                                                              (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
 (Gains) losses on derivatives, net............................. $(1,095,691)   $  891,313   $  (204,378)
 Change in accrued investment income............................ $      (737)   $      765   $         28
 Change in premiums, reinsurance and other receivables.......... $    130,149   $ (17,857)   $    112,292
 Change in income tax recoverable (payable)..................... $    822,557   $(152,096)   $    670,461
 Change in other assets......................................... $     26,549   $ (26,549)   $         --
 Change in insurance-related liabilities and policy-related
   balances..................................................... $    979,232   $(706,335)   $    272,897
 Change in other liabilities.................................... $    101,875   $        1   $    101,876
 Other, net..................................................... $    114,256   $ (82,575)   $     31,681
Net cash provided by (used in) operating activities............. $  1,815,569   $ (93,333)   $  1,722,236
CASH FLOWS FROM INVESTING ACTIVITIES
 Sales, maturities and repayments of:
   Fixed maturity securities.................................... $    803,256   $   10,157   $    813,413
 Net change in short-term investments........................... $  1,528,444   $  (3,281)   $  1,525,163
 Net change in funds withheld at interest....................... $  (257,452)   $ (79,093)   $  (336,545)
 Other, net..................................................... $     61,021   $  211,314   $    272,335
Net cash provided by (used in) investing activities............. $(1,016,091)   $  139,097   $  (876,994)
Effect of change in foreign currency exchange rates on cash and
  cash equivalents balances..................................... $         --   $ (45,764)   $   (45,764)

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


                                                               FOR THE YEAR ENDED DECEMBER 31, 2012
                                                             ----------------------------------------
                                                             AS PREVIOUSLY CORRECTION OF
                                                               REPORTED       ERRORS     AS ADJUSTED
                                                             ------------- ------------- ------------
                                                                          (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
 (Gains) losses on derivatives, net......................... $  4,156,565  $    646,369  $  4,802,934
 Change in premiums, reinsurance and other receivables...... $    149,271  $      6,491  $    155,762
 Change in income tax recoverable (payable)................. $(1,617,392)  $   (58,482)  $(1,675,874)
 Change in other assets..................................... $     13,027  $   (13,027)  $         --
 Change in insurance-related liabilities and policy-related
   balances................................................. $  1,932,786  $(1,402,386)  $    530,400
 Change in other liabilities................................ $   (31,859)  $   (64,156)  $   (96,015)
 Other, net................................................. $    130,954  $  (105,977)  $     24,977
Net cash provided by (used in) operating activities......... $  1,957,604  $  (991,168)  $    966,436
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of fixed maturity securities..................... $(2,264,346)  $    777,880  $(1,486,466)
 Net change in short-term investments....................... $  1,423,762  $     74,068  $  1,497,830
 Net change in funds withheld at interest................... $  (218,801)  $     72,357  $  (146,444)
 Other, net................................................. $   (66,139)  $     90,418  $     24,279
Net cash provided by (used in) investing activities......... $(1,182,666)  $  1,014,723  $  (167,943)
Effect of change in foreign currency exchange rates on cash
  and cash equivalents balances............................. $         --  $   (23,555)  $   (23,555)

                                                                      FOR THE YEAR ENDED DECEMBER 31, 2011
                                                                    ----------------------------------------
                                                                    AS PREVIOUSLY CORRECTION OF
                                                                      REPORTED       ERRORS     AS ADJUSTED
                                                                    ------------- ------------- ------------
                                                                                 (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
 (Gains) losses on derivatives, net................................ $  (153,956)   $  623,708   $    469,752
 Change in accrued investment income............................... $    (8,031)   $    1,325   $    (6,706)
 Change in premiums, reinsurance and other receivables............. $    349,645   $    9,218   $    358,863
 Change in income tax recoverable (payable)........................ $   (50,030)   $   30,475   $   (19,555)
 Change in other assets............................................ $   (15,750)   $   15,750   $         --
 Change in insurance-related liabilities and policy-related
   balances........................................................ $    757,824   $(501,272)   $    256,552
 Change in other liabilities....................................... $  (354,977)   $    (265)   $  (355,242)
 Other, net........................................................ $    131,273   $(102,078)   $     29,195
Net cash provided by (used in) operating activities................ $    856,526   $   76,861   $    933,387
CASH FLOWS FROM INVESTING ACTIVITIES
Net change in funds withheld at interest........................... $   (91,382)   $  (7,429)   $   (98,811)
 Other, net........................................................ $    235,425   $ (76,497)   $    158,928
Net cash provided by (used in) investing activities................ $(5,696,830)   $ (83,926)    (5,780,756)
Effect of change in foreign currency exchange rates on cash and
  cash equivalents balances........................................ $         --   $    7,065   $      7,065

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

                     --------------------------------------
                     ACCOUNTING POLICY                 NOTE
                     --------------------------------------
                     Deferred Policy Acquistion Costs     2
                     --------------------------------------
                     Reserves                             3
                     --------------------------------------
                     Reinsurance                          4
                     --------------------------------------
                     Investments                          5
                     --------------------------------------
                     Derivatives                          6
                     --------------------------------------
                     Fair Value                           7
                     --------------------------------------
                     Income Tax                          11
                     --------------------------------------
                     Litigation Contingencies            12
                     --------------------------------------

 FUTURE POLICYHOLDER BENEFITS, POLICYHOLDER ACCOUNT BALANCES AND OTHER POLICY-RELATED BALANCES

  The Company establishes liabilities for insurance policies assumed by the Company. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. For long duration insurance contracts, assumptions such as mortality and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

  Liabilities for assumed universal secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary liabilities are consistent with those used for amortizing deferred policy acquisition costs ("DAC"), and are thus subject to the same variability and risk as further discussed herein. The assumptions of investment performance and volatility for variable products are consistent with historical experience of appropriate underlying equity indices, such as the Standard & Poor's Ratings Services ("S&P") 500 Index. The benefits used in calculating the liabilities assumed are based on the average benefits payable over a range of scenarios.

  The assumed unearned revenue liability included in other policy-related balances relates to universal life-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

  The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  The Company assumed and ceded guaranteed minimum benefits associated with certain variable annuity product risks that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

  Guarantees assumed are accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDB"), the portion of guaranteed minimum income benefits ("GMIB") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWB").

  Guarantees assumed are accounted for as embedded derivatives in policyholder account balances include the non life-contingent portion of GMWB, guaranteed minimum accumulation benefits ("GMAB") and the portion of GMIB that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other policy-related balances include policy and contract claims and policyholder dividends due and unpaid.

  The liability for policy and contract claims generally relates to incurred but not reported death claims, as well as claims which have been reported but not yet settled.

DIVIDEND LIABILITY

  The terminal dividend liability for assumed participating traditional life insurance policies is equal to the liability for dividends paid to policyholders upon termination and after satisfying minimum period in-force requirements.

RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

  Premiums related to assumed traditional life and variable annuity business are recognized as revenues when due. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to the business assumed.

DEFERRED POLICY ACQUISITION COSTS

  The Company reimburses the direct writer of the reinsured agreements for significant costs in connection with acquiring new and renewal reinsurance business. Costs that are related directly to the successful acquisition or renewal of reinsurance agreements are capitalized as DAC. Such costs primarily include:

    .  incremental direct costs of contract acquisition, such as commissions;

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

  All other acquisition-related costs, as well as all indirect costs, are expensed as incurred.

  DAC is amortized as follows:

 Products reinsured:                    In proportion to the following over
                                        estimated lives of the reinsurance
                                        agreements:
 -----------------------------------------------------------------------------
 .  Participating, dividend-paying      Actual and expected future gross
    traditional contracts               margins.
 -----------------------------------------------------------------------------
 .  Variable universal life contracts   Actual and expected future gross
 .  Variable deferred annuity contracts profits.

  See Note 2 for additional information on DAC amortization.

  The recovery of DAC is dependent upon the future profitability of the related business.

REINSURANCE AGREEMENTS

  For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as a reinsurer. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the Company is subject or features that delay the timely reimbursement of claims.

  For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

  Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities and other policy-related balances. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. Certain assumed GMWB, GMAB and GMIB are accounted for as embedded derivatives with changes in estimated fair value reported in net derivative gains (losses).

  If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

 INVESTMENTS

  NET INVESTMENT INCOME

    Income on investments is reported within net investment income, unless otherwise stated herein.

  FIXED MATURITY SECURITIES

    The Company's fixed maturity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

    Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned.

    The Company periodically evaluates fixed maturity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value and an analysis of the gross unrealized losses by severity and/or age. The analysis of gross unrealized losses is described further in Note 5 "--Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI. Adjustments are not made for subsequent recoveries in value.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  SHORT-TERM INVESTMENTS

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at the estimated fair value or amortized cost, which approximates estimated fair value.

  DERIVATIVE ASSETS

    Derivative assets consist principally of freestanding derivatives with positive estimated fair values and are described in " -- Derivatives" below.

  FUNDS WITHHELD AT INTEREST

    Funds withheld at interest represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. The Company records a funds withheld asset rather than the underlying investments. The Company recognizes interest on funds withheld at rates defined by the terms of the agreement which may be contractually specified or directly related to the underlying investments.

 DERIVATIVES

  FREESTANDING DERIVATIVES

    Freestanding derivatives are carried in the Company's balance sheets either as assets within derivative assets or as liabilities within derivative liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty absent a master netting agreement.

    Accruals on derivatives are generally recorded in accrued investment income or within derivative liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in derivative assets or derivative liabilities.

    The Company's derivatives are not designated as qualifying for hedge accounting. Changes in the estimated fair value of derivatives are generally reported in net derivative gains (losses) except for those in policyholder benefits and claims for economic hedges of variable annuity guarantees included in future policy benefits in the balance sheets. The fluctuations in estimated fair value of derivatives can result in significant volatility in net income.

  EMBEDDED DERIVATIVES

    The Company assumes variable annuity guarantees, modified coinsurance contracts and equity indexed deferred annuities that contain embedded derivatives. Additionally, the Company has retroceded certain of these variable annuity guarantees to unaffiliated reinsurance counterparties that also contain embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

   . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
   . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses) for assumed reinsurance or in policyholder benefits and claims for ceded reinsurance. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 FAIR VALUE

   Certain assets and liabilities are measured at estimated fair value in the Company's balance sheets. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

 INCOME TAX

   The Company joins with the Holding Company and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provision of the Internal Revenue Code of 1986 as amended (the "Code"). Current taxes (and the benefits of tax attributes such as losses) are allocated to the Holding Company under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, the Holding Company has elected the "percentage method' (and 100 percent under such method) of reimbursing companies for tax attributes such as losses. As a result, one hundred percent of tax attributes such as losses are reimbursed by the Holding Company to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes such as losses. Profitable subsidiaries pay to the Holding company each year the federal income tax which such profitable subsidiary would have paid that year based upon that year's taxable income. The Holding Company has current or prior deductions and credits (including by not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by the Holding Company when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if the Holding Company would not have realized the attributes on a stand-alone basis under a "wait and see" method.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


   Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax basis of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

   The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

   The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included in other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as other expense and penalties recognized as a component of income tax expense.

 OTHER ACCOUNTING POLICIES

  CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  OTHER REVENUES

    Other revenues consist of funds withheld investment credit fees associated with financial reinsurance.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  POLICYHOLDER DIVIDENDS

    Pursuant to the terms of certain reinsurance agreements, the Company participates in the policyholder dividend scale of the ceding company. Policyholder dividends are approved annually by the ceding company's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as the judgment of the ceding company's management as to the appropriate level of statutory surplus to be retained by the ceding company.

  FOREIGN CURRENCY

    Balance sheet accounts for reinsurance agreements that are settled in foreign currencies are translated at the exchange rate in effect at each year end and income and expense accounts are translated at the average exchange rates during the year. Translation adjustments are charged or credited directly to foreign currency translation adjustments, included in accumulated other comprehensive income or loss, net of applicable taxes. Intercompany receivables (payables) that are held in foreign currencies are translated at the exchange rate in effect at each year end and translation adjustments are charged directly to net investment gains (losses) in the period in which they occur.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Effective January 1, 2013, the Company adopted new guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 9.

  Effective January 1, 2013, the Company adopted new guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 6.

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. Under the new guidance, advertising costs may only be included in DAC if the capitalization criteria in the direct-response advertising guidance in Subtopic 340-20, OTHER ASSETS AND DEFERRED COSTS--CAPITALIZED ADVERTISING COSTS, are met. As a result, certain direct marketing, sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholders' equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's financial statements other than the expanded disclosures in Note 7.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  In March 2013, the FASB issued new guidance regarding foreign currency (Accounting Standards Update ("ASU") 2013-05, FOREIGN CURRENCY MATTERS (TOPIC
830): PARENT'S ACCOUNTING FOR THE CUMULATIVE TRANSLATION ADJUSTMENT UPON DERECOGNITION OF CERTAIN SUBSIDIARIES OR GROUPS OF ASSETS WITHIN A FOREIGN ENTITY OR OF AN INVESTMENT IN A FOREIGN ENTITY), effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The amendments require an entity that ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity to apply the guidance in Subtopic 830-30, FOREIGN CURRENCY MATTERS -- TRANSLATION OF FINANCIAL STATEMENTS, to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance in section 830-30-40, DERECOGNITION, still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

  In February 2013, the FASB issued new guidance regarding liabilities (ASU 2013-04, LIABILITIES (TOPIC 405): OBLIGATIONS RESULTING FROM JOINT AND SEVERAL LIABILITY ARRANGEMENTS FOR WHICH THE TOTAL AMOUNT OF THE OBLIGATION IS FIXED AT THE REPORTING DATE), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

                       EXETER REASSURANCE COMPANY, LTD.

2. DEFERRED POLICY ACQUISITION COSTS

  See Note 1 for a description of capitalized acquisition costs.

PARTICIPATING AND DIVIDEND-PAYING TRADITIONAL CONTRACTS

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency, and other factor changes and policyholder dividend scales are reasonably likely to significantly impact the rate of DAC amortization. On a quarterly basis, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to earnings. When actual gross margins exceed those previously estimated, the DAC amortization will increase, resulting in a charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. On a quarterly basis, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC amortization will increase, resulting in a charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Total DAC amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC for the update of actual gross margins and the re-estimation of expected future gross margins. On a quarterly basis, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC balances.

VARIABLE UNIVERSAL LIFE CONTRACTS, VARIABLE DEFERRED ANNUITY CONTRACTS AND EQUITY INDEXED DEFERRED ANNUITY CONTRACTS

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception of the contracts. The amount of expected future gross profits is dependent principally upon investment returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC amortization. On a quarterly basis, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC amortization is re-estimated and adjusted by the cumulated charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. On a quarterly basis, the Company also updates the actual amount of business remaining in-force, which impact expected future gross profits. When expected future gross profits are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC balances.

                       EXETER REASSURANCE COMPANY, LTD.

2. DEFERRED POLICY ACQUISITION COSTS (CONTINUED)


FACTORS IMPACTING AMORTIZATION

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

  Amortization of DAC is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC that would have been amortized if such gains and losses had been recognized.

  Information regarding DAC was as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                            --------------------------------
                                                               2013       2012       2011
                                                            ---------- ---------- ----------
                                                                     (IN THOUSANDS)
Balance at January 1,...................................... $  136,661 $  178,105 $  206,677
Capitalizations............................................      2,013      1,760      2,955
Amortization related to:
   Net investment gains (losses) and net derivative gains
     (losses)..............................................     23,559   (28,204)   (21,453)
   Other expenses..........................................    (2,413)   (15,000)   (10,074)
                                                            ---------- ---------- ----------
       Total amortization..................................     21,146   (43,204)   (31,527)
                                                            ---------- ---------- ----------
Balance at December 31,.................................... $  159,820 $  136,661 $  178,105
                                                            ========== ========== ==========

3. RESERVES

REINSURANCE LIABILITIES

  Future policy benefits are measured as follows:

  Product Type                         Measurement Assumptions:
  ---------------------------------------------------------------------------
  Assumed Participating Life           Aggregate of (i) net level premium
                                       reserves for death and endowment
                                       policy benefits (calculated based
                                       upon the non-forfeiture interest rate
                                       ranging from 4% to 6% and mortality
                                       rates guaranteed in calculating the
                                       cash surrender values described in
                                       such contracts); and (ii) the
                                       liability for terminal dividends.
  ---------------------------------------------------------------------------
  Assumed traditional fixed annuities  Present value of expected future
  after annuitization                  payments. Interest rate assumptions
                                       used in establishing such liabilities
                                       range from 1% to 7% for domestic
                                       business and 2% to 5% for
                                       international business.

                       EXETER REASSURANCE COMPANY, LTD.

3. RESERVES (CONTINUED)


GUARANTEES

  The Company reinsures variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWB, GMAB and the portion of certain GMIB that does not require annuitization are accounted for as embedded derivatives in policyholder account balances and other policy-related balances which are further discussed in Note 6. Guarantees accounted for as reinsurance liabilities include:

Guarantee:                                       Measurement Assumptions:
-------------------------------------------------------------------------------------------------
GMDBs  .  A return of purchase payment upon   Present value of expected death benefits in
          death even if the account value is    excess of the projected account balance
          reduced to zero.                      recognizing the excess ratably over the
                                                accumulation period based on the present
                                                value of total expected assessments.

       .  An enhanced death benefit may be    Assumptions are consistent with those used
          available for an additional fee.      for amortizing DAC, and are thus subject to
                                                the same variability and risk.

                                              Investment performance and volatility
                                                assumptions are consistent with the historical
                                                experience of the appropriate underlying
                                                equity index, such as the S&P 500 Index.

                                              Benefit assumptions are based on the
                                                average benefits payable over a range of
                                                scenarios.
-------------------------------------------------------------------------------------------------
GMIBs  .  After a specified period of time    Present value of expected income benefits in
          determined at the time of issuance    excess of the projected account balance at
          of the variable annuity contract,     any future date of annuitization and
          a minimum accumulation of purchase    recognizing the excess ratably over the
          payments, even if the account         accumulation period based on the present
          value is reduced to zero, that can    value of total expected assessments.
          be annuitized to receive a monthly  Assumptions are consistent with those used
          income stream that is not less        for estimating GMDBs liabilities.
          than a specified amount.            Calculation incorporates an assumption for
       .  Certain contracts also provide for    the percentage of the potential annuitizations
          a guaranteed lump sum return of       that may be elected by the contractholder.
          purchase premium in lieu of the
          annuitization benefit.
-------------------------------------------------------------------------------------------------
GMWBs. .  A return of purchase payment via    Expected value of the life contingent
          partial withdrawals, even if the      payments and expected assessments using
          account value is reduced to zero,     assumptions consistent with those used for
          provided that cumulative              estimating the GMDBs liabilities.
          withdrawals in a contract year do
          not exceed a certain limit.

       .  Certain contracts include
          guaranteed withdrawals that are
          life contingent.

                       EXETER REASSURANCE COMPANY, LTD.

3. RESERVES (CONTINUED)

  Information regarding the liabilities for guarantees (excluding embedded derivatives) relating to annuity and universal and variable life contracts was as follows:

                                                    UNIVERSAL AND
                                                    VARIABLE LIFE
                                 ANNUITY CONTRACTS    CONTRACTS
   -                             ------------------ -------------
                                                      SECONDARY
                                   GMDBS    GMIBS    GUARANTEES      TOTAL
   -                             --------  -------- ------------- ----------
   ASSUMED
   Balance at January 1, 2011... $204,783  $172,260    $41,159    $  418,202
   Incurred guaranteed benefits.  197,432    72,496     (1,514)      268,414
   Paid guaranteed benefits.....  (74,439)       --         --       (74,439)
                                 --------  --------    -------    ----------
   Balance at December 31, 2011.  327,776   244,756     39,645       612,177
   Incurred guaranteed benefits.  169,545   230,988     10,288       410,821
   Paid guaranteed benefits.....  (79,815)       --         --       (79,815)
                                 --------  --------    -------    ----------
   Balance at December 31, 2012.  417,506   475,744     49,933       943,183
   Incurred guaranteed benefits.  125,884    52,561      7,018       185,463
   Paid guaranteed benefits.....  (59,132)       --         --       (59,132)
                                 --------  --------    -------    ----------
   Balance at December 31, 2013. $484,258  $528,305    $56,951    $1,069,514
                                 ========  ========    =======    ==========

   CEDED
   Balance at January 1, 2011... $  8,210  $     --    $    --    $    8,210
   Incurred guaranteed benefits.      (32)       --         --           (32)
   Paid guaranteed benefits.....       --        --         --            --
                                 --------  --------    -------    ----------
   Balance at December 31, 2011.    8,178        --         --         8,178
   Incurred guaranteed benefits.    2,920        --         --         2,920
   Paid guaranteed benefits.....       --        --         --            --
                                 --------  --------    -------    ----------
   Balance at December 31, 2012.   11,098        --         --        11,098
   Incurred guaranteed benefits.    3,704        --         --         3,704
   Paid guaranteed benefits.....       --        --         --            --
                                 --------  --------    -------    ----------
   Balance at December 31, 2013. $ 14,802  $     --    $    --    $   14,802
                                 ========  ========    =======    ==========

   NET
   Balance at January 1, 2011... $196,573  $172,260    $41,159    $  409,992
   Incurred guaranteed benefits.  197,464    72,496     (1,514)      268,446
   Paid guaranteed benefits.....  (74,439)       --         --       (74,439)
                                 --------  --------    -------    ----------
   Balance at December 31, 2011.  319,598   244,756     39,645       603,999
   Incurred guaranteed benefits.  166,625   230,988     10,288       407,901
   Paid guaranteed benefits.....  (79,815)       --         --       (79,815)
                                 --------  --------    -------    ----------
   Balance at December 31, 2012.  406,408   475,744     49,933       932,085
   Incurred guaranteed benefits.  122,180    52,561      7,018       181,759
   Paid guaranteed benefits.....  (59,132)       --         --       (59,132)
                                 --------  --------    -------    ----------
   Balance at December 31, 2013. $469,456  $528,305    $56,951    $1,054,712
                                 ========  ========    =======    ==========

                       EXETER REASSURANCE COMPANY, LTD.

4. REINSURANCE

  The Company assumes insurance risk from affiliated and unaffiliated insurance companies. The Company also cedes certain assumed insurance risks to unaffiliated reinsurers.

  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Premiums and policyholder benefits and claims in the statements of operations consist of amounts assumed, partially offset by amounts ceded under reinsurance agreements.

  The Company assumes risks from an unaffiliated company related to guaranteed minimum benefit guarantees written directly by the unaffiliated company. These assumed reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within policyholder's account balance and were liabilities of $1,262.3 million and $2,581.9 million at December 31, 2013 and 2012, respectively. For the years ended December 31, 2013, 2012 and 2011, net derivative gains (losses) included $1,126.5 million, ($394.9) million and $80.6 million, respectively, in changes in fair value of such embedded derivatives.

  At December 31, 2013 and 2012, the Company had $99.2 million and $287.2 million, respectively, of unsecured unaffiliated ceded reinsurance recoverable balances.

  Certain unaffiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on ceded unaffiliated reinsurance were $3.5 million and $28.9 million, at December 31, 2013 and 2012, respectively.

  The deposit liabilities on assumed unaffiliated reinsurance were $545 thousand and $335 thousand at December 31, 2013 and 2012, respectively.

RELATED PARTY REINSURANCE TRANSACTIONS

  The Company has reinsurance agreements with certain of the Holding Company's subsidiaries, including Metropolitan Life Insurance Company, First MetLife Investors Insurance Company, MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company, MetLife Investors Insurance Company, MetLife Europe Limited ("MEL"), New England Life Insurance Company and Alico Life International Limited, all of which are related parties.

                       EXETER REASSURANCE COMPANY, LTD.

4. REINSURANCE (CONTINUED)


  Information regarding the significant effects of affiliated reinsurance included in the statements of operations was as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                            2013         2012          2011
                                                        ------------ ------------ --------------
                                                                     (IN THOUSANDS)
REVENUES
Premiums............................................... $     23,922 $    909,170 $       29,894
Universal life and investment-type product policy fees.      450,583      398,509        283,097
Net derivative gain (loss).............................    5,678,708    (723,305)    (2,818,107)
Other revenues.........................................        1,396       22,917         43,740
                                                        ------------ ------------ --------------
 Total revenues........................................ $  6,154,609 $    607,291 $  (2,461,376)
                                                        ============ ============ ==============
EXPENSES
Policyholder benefits and claims....................... $    255,205 $  1,273,113 $      234,143
Interest credited to policyholder account balances.....       17,399       16,598         15,831
Policyholder dividends.................................       12,295       14,256         14,013
Other expenses.........................................       82,569       16,845         26,466
                                                        ------------ ------------ --------------
 Total expenses........................................ $    367,468 $  1,320,812 $      290,453
                                                        ============ ============ ==============

  Information regarding the significant effects of affiliated reinsurance included in the balance sheets was as follows at:

                                                        DECEMBER 31,
                                                 --------------------------
                                                     2013         2012
                                                 ------------ -------------
                                                       (IN THOUSANDS)
    ASSETS
    Funds withheld at interest.................. $  2,045,389 $   1,796,083
    Premiums, reinsurance and other receivables.      243,080       160,658
    Deferred policy acquisition costs...........       80,831        76,892
                                                 ------------ -------------
     Total assets............................... $  2,369,300 $   2,033,633
                                                 ============ =============
    LIABILITIES
    Future policy benefits...................... $  2,062,320 $   2,043,905
    Other policy-related balances...............    3,561,663     8,130,768
    Policyholder dividends payable..............       16,256        17,438
    Other liabilities...........................      250,807       161,603
                                                 ------------ -------------
     Total liabilities.......................... $  5,891,046 $  10,353,714
                                                 ============ =============

  In September 2012, the Company entered into a reinsurance agreement to assume 100% quota share of certain blocks of indemnity reinsurance from MEL. This agreement covers a portion of liabilities under defined portfolios of living time annuities contracts issued on or after the effective date. This agreement transfers risk to the Company, and therefore, is accounted for as reinsurance. As a result of the agreement, the Company recorded future policy benefits, presented within future policy benefits, of $649.3 million and $792.3 million, other reinsurance liabilities of $16.9 million and $10.7 million, and other reinsurance payables, included in other

                       EXETER REASSURANCE COMPANY, LTD.

4. REINSURANCE (CONTINUED)

liabilities, were $43.7 million and $61.1 million at December 31, 2013 and 2012, respectively. The Company's statement of operations reflects a loss for this agreement of $8.6 million and $3.5 million, which includes premiums of $1 thousand and $881.2 million and policyholder benefits of $8.6 million and $884.7 million for the years ended December 31, 2013 and 2012, respectively.

  The Company assumes risks from affiliates related to guaranteed minimum benefit guarantees written directly by the affiliates. These assumed reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within policyholder account balances and were liabilities of $1,226.6 million and $6,249.3 million at December 31, 2013 and 2012, respectively. For the years ended December 31, 2013, 2012 and 2011, net derivative gains (losses) included $5,729.1 million, ($729.3) million and ($2,818.1) million, respectively, in changes in fair value of such embedded derivatives.

  The Company had no ceded affiliated reinsurance recoverable balances at December 31, 2013 and 2012.

5. INVESTMENTS

  See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

INVESTMENT RISKS AND UNCERTAINTIES

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation and currency. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

  The recognition of income on certain investments (e.g., structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


FIXED MATURITY SECURITIES AFS

 FIXED MATURITY SECURITIES AFS BY SECTOR

   The following table presents the fixed maturity securities AFS by sector. Included within fixed maturity securities are structured securities including commercial mortgage-backed securities ("CMBS"), ABS and residential mortgage-backed securities ("RMBS").

                                       DECEMBER 31, 2013                                 DECEMBER 31, 2012
                       ------------------------------------------------- -------------------------------------------------
                                       GROSS UNREALIZED                                  GROSS UNREALIZED
                         COST OR   -------------------------  ESTIMATED    COST OR   -------------------------  ESTIMATED
                        AMORTIZED           TEMPORARY  OTTI     FAIR      AMORTIZED           TEMPORARY  OTTI     FAIR
                          COST      GAINS    LOSSES   LOSSES    VALUE       COST      GAINS    LOSSES   LOSSES    VALUE
                       ----------- -------- --------- ------ ----------- ----------- -------- --------- ------ -----------
                                        (IN THOUSANDS)                                    (IN THOUSANDS)
FIXED MATURITY
 SECURITIES:
Foreign corporate..... $   535,332 $  5,294 $  7,203   $ --  $   533,423 $   621,950 $ 11,286  $ 1,814   $ --  $   631,422
U.S. corporate........     255,510   10,478    2,366     --      263,622     302,993   19,714      241     --      322,466
CMBS..................     135,781    1,724    4,941     --      132,564      82,307    4,019       --     --       86,326
State and political
 subdivision..........     114,310    6,862      916     --      120,256     115,352   20,220        5     --      135,567
U.S. Treasury and
 agency...............     101,947    1,225    3,924     --       99,248     290,766    2,765        2     --      293,529
ABS...................      79,461    1,323      264     --       80,520     195,178    2,707        9     --      197,876
RMBS..................      61,322    2,261      794     --       62,789      76,727    5,179       --     --       81,906
Foreign government....      28,259      400       --     --       28,659      34,640    1,887       --     --       36,527
                       ----------- -------- --------   ----  ----------- ----------- --------  -------   ----  -----------
 Total fixed maturity
  securities.......... $ 1,311,922 $ 29,567 $ 20,408   $ --  $ 1,321,081 $ 1,719,913 $ 67,777  $ 2,071   $ --  $ 1,785,619
                       =========== ======== ========   ====  =========== =========== ========  =======   ====  ===========

   The Company held no non-income producing fixed maturity securities at December 31, 2013 and 2012.

 METHODOLOGY FOR AMORTIZATION OF PREMIUM AND ACCRETION OF DISCOUNT ON STRUCTURED SECURITIES

   Amortization of premium or accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


 MATURITIES OF FIXED MATURITY SECURITIES

  The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                           DECEMBER 31,
                                            -------------------------------------------
                                                    2013                  2012
                                            --------------------- ---------------------
                                                       ESTIMATED             ESTIMATED
                                            AMORTIZED    FAIR     AMORTIZED    FAIR
                                              COST       VALUE      COST       VALUE
                                            ---------- ---------- ---------- ----------
                                                          (IN THOUSANDS)
Due in one year or less.................... $  246,228 $  246,780 $  273,190 $  273,472
Due after one year through five years......    280,090    283,376    520,894    524,882
Due after five years through ten years.....    308,324    311,927    364,081    386,994
Due after ten years........................    200,716    203,125    207,536    234,163
                                            ---------- ---------- ---------- ----------
 Subtotal..................................  1,035,358  1,045,208  1,365,701  1,419,511
Structured securities (CMBS, ABS and RMBS).    276,564    275,873    354,212    366,108
                                            ---------- ---------- ---------- ----------
 Total fixed maturity securities........... $1,311,922 $1,321,081 $1,719,913 $1,785,619
                                            ========== ========== ========== ==========

  Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. CMBS, ABS and RMBS are shown separately, as they are not due at a single maturity.

 CONTINUOUS GROSS UNREALIZED LOSSES FOR FIXED MATURITY SECURITIES AFS BY SECTOR

  The following table presents the estimated fair value and gross unrealized losses of fixed maturity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position. The unrealized loss amounts include the noncredit component of OTTI loss.

                                           DECEMBER 31, 2013                          DECEMBER 31, 2012
                               ------------------------------------------ ------------------------------------------
                                                     EQUAL TO OR GREATER                        EQUAL TO OR GREATER
                                LESS THAN 12 MONTHS     THAN 12 MONTHS     LESS THAN 12 MONTHS     THAN 12 MONTHS
                               --------------------- -------------------- --------------------- --------------------
                               ESTIMATED    GROSS    ESTIMATED   GROSS    ESTIMATED    GROSS    ESTIMATED   GROSS
                                 FAIR     UNREALIZED   FAIR    UNREALIZED   FAIR     UNREALIZED   FAIR    UNREALIZED
                                 VALUE      LOSSES     VALUE     LOSSES     VALUE      LOSSES     VALUE     LOSSES
                               ---------- ---------- --------- ---------- ---------- ---------- --------- ----------
                                                    (IN THOUSANDS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Foreign corporate............. $  214,876 $   7,203  $     --     $ --    $  288,797  $  1,814    $  --     $  --
U.S. corporate................     50,458     1,771     4,378      595        54,064       241       --        --
CMBS..........................     62,872     4,941        --       --            --        --       --        --
State and political
 subdivision..................     14,936       916        --       --           775         5       --        --
U.S. Treasury and agency......     28,434     3,924        --       --         2,522         2       --        --
ABS...........................     18,907       264        --       --        72,441         9       --        --
RMBS..........................     17,541       794        --       --            --        --       --        --
                               ---------- ---------  --------     ----    ----------  --------    -----     -----
  Total fixed maturity
   securities................. $  408,024 $  19,813  $  4,378     $595    $  418,599  $  2,071    $  --     $  --
                               ========== =========  ========     ====    ==========  ========    =====     =====
Total number of securities in
 an unrealized loss
 position.....................         79                   2                     67                 --
                               ==========            ========             ==========              =====

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


 EVALUATION OF AFS SECURITIES FOR OTTI AND EVALUATING TEMPORARILY IMPAIRED AFS SECURITIES

  EVALUATION AND MEASUREMENT METHODOLOGIES

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below amortized cost; (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds; current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)

      information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as private and public sector programs to restructure such securities.

    With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

    The amortized cost of fixed maturity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

    In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

  CURRENT PERIOD EVALUATION

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2013. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected) and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities increased
  $18.3 million during the year ended December 31, 2013 from $2.1 million to $20.4 million. The increase in gross unrealized losses for the year ended December 31, 2013, was primarily attributable to an increase in interest rates, partially offset by narrowing credit spreads.

    At December 31, 2013, there were no fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

FUNDS WITHHELD AT INTEREST

  Funds withheld at interest represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. At December 31, 2013 and 2012, such amounts consisted of balances withheld in connection with reinsurance agreements with affiliates of the Holding Company, as presented in
Note 4, and an unaffiliated company.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


CASH EQUIVALENTS

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $40.8 million and $410.6 million at December 31, 2013 and 2012, respectively.

NET UNREALIZED INVESTMENT GAINS (LOSSES)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                               2013       2012        2011
                                            ---------- ----------- -----------
                                                      (IN THOUSANDS)
 Fixed maturity securities................. $    9,072 $    65,706 $    41,752
 Equity securities.........................         --          --     (1,063)
 Deferred income tax benefit (expense).....    (3,176)    (22,997)    (14,241)
                                            ---------- ----------- -----------
  Net unrealized investment gains (losses). $    5,896 $    42,709 $    26,448
                                            ========== =========== ===========

  The changes in net unrealized investment gains (losses) were as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                      ---------------------------------
                                                         2013       2012       2011
                                                      ----------- --------- -----------
                                                               (IN THOUSANDS)
Balance, January 1,.................................. $    42,709 $  26,448 $     3,341
Unrealized investment gains (losses) during the year.    (56,634)    25,017      35,549
Deferred income tax benefit (expense)................      19,821   (8,756)    (12,442)
                                                      ----------- --------- -----------
Balance, December 31,................................ $     5,896 $  42,709 $    26,448
                                                      =========== ========= ===========
Change in net unrealized investment gains (losses)... $  (36,813) $  16,261 $    23,107
                                                      =========== ========= ===========

CONCENTRATIONS OF CREDIT RISK

  There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2013 and 2012.

INVESTED ASSETS HELD IN TRUST AND PLEDGED AS COLLATERAL

  Invested assets held in trust and pledged as collateral are presented below at estimated fair value for cash and cash equivalents, short-term investments, and fixed maturity securities at:

                                                                    DECEMBER 31,
                                                                ---------------------
                                                                   2013       2012
                                                                ---------- ----------
                                                                   (IN THOUSANDS)
Invested assets held in trust (1).............................. $2,754,170 $4,697,418
Invested assets pledged as collateral (2)......................  1,024,682    289,145
                                                                ---------- ----------
 Total invested assets held in trust and pledged as collateral. $3,778,852 $4,986,563
                                                                ========== ==========

--------

(1)The Company has held in trust certain investments, primarily fixed maturity securities, in connection with certain reinsurance transactions.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


(2)Certain of the Company's invested assets are pledged as collateral for various derivative transactions as described in Note 6.

VARIABLE INTEREST ENTITIES

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, it would be deemed to be the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements.

 CONSOLIDATED VIES

   There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2013 and 2012.

 UNCONSOLIDATED VIES

   The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                               DECEMBER 31,
                                                 -----------------------------------------
                                                         2013                 2012
                                                 -------------------- --------------------
                                                            MAXIMUM              MAXIMUM
                                                 CARRYING  EXPOSURE   CARRYING  EXPOSURE
                                                  VALUE   TO LOSS (1)  VALUE   TO LOSS (1)
                                                 -------- ----------- -------- -----------
                                                              (IN THOUSANDS)
Fixed maturity securities AFS:
 Structured securities (ABS, CMBS and RMBS) (2). $275,873  $275,873   $366,108  $366,108
 Foreign corporate..............................    5,186     5,186      5,525     5,525
                                                 --------  --------   --------  --------
   Total........................................ $281,059  $281,059   $371,633  $371,633
                                                 ========  ========   ========  ========

--------
(1)The maximum exposure to loss relating to fixed maturity securities is equal to their carrying amounts or the carrying amounts of retained interests.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


NET INVESTMENT INCOME

  The components of net investment income were as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       2013     2012     2011
                                                     -------- -------- --------
                                                           (IN THOUSANDS)
 Investment Income:
  Fixed maturity securities......................... $ 41,202 $ 29,831 $ 23,825
  Equity securities.................................       --       94      619
  Cash, cash equivalents and short-term investments.    3,247    6,415    3,314
  Other.............................................  (3,155)  (4,792)  (4,622)
                                                     -------- -------- --------
    Subtotal........................................   41,294   31,548   23,136
                                                     -------- -------- --------
  Less: Investment expenses.........................    5,871   10,853    5,898
                                                     -------- -------- --------
    Net investment income........................... $ 35,423 $ 20,695 $ 17,238
                                                     ======== ======== ========

  See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and expenses included in the table above.

NET INVESTMENT GAINS (LOSSES)

 COMPONENTS OF NET INVESTMENT GAINS (LOSSES)

   The components of net investment gains (losses) were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                                --------------------------
                                                  2013     2012     2011
                                                --------- ------- --------
                                                      (IN THOUSANDS)
     Fixed maturity securities................. $   2,066 $   711 $  4,717
     Equity securities.........................        --   3,675    (292)
     Other investment portfolio gains (losses).  (58,647)  37,407  (5,511)
                                                --------- ------- --------
      Total net investment gains (losses)...... $(56,581) $41,793 $(1,086)
                                                ========= ======= ========

   Gains (losses) from foreign currency transactions included within net investment gains (losses) were ($59.2) million, $37.3 million and ($5.9) million for the years ended December 31, 2013, 2012 and 2011, respectively.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


 SALES OR DISPOSALS OF FIXED MATURITY AND EQUITY SECURITIES

   Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                            YEARS ENDED DECEMBER 31,     YEARS ENDED DECEMBER 31,    YEARS ENDED DECEMBER 31,
                         ------------------------------- -----------------------  -------------------------------
                            2013      2012       2011    2013     2012     2011      2013      2012       2011
                         ---------- --------- ---------- -----  -------- -------- ---------- --------- ----------
                            FIXED MATURITY SECURITIES       EQUITY SECURITIES                  TOTAL
                         ------------------------------- -----------------------  -------------------------------
                                                             (IN THOUSANDS)
Proceeds................ $  251,239 $  34,432 $  421,298 $  --  $  7,212 $  2,880 $  251,239 $  41,644 $  424,178
                         ========== ========= ========== =====  ======== ======== ========== ========= ==========
Gross investment
 gains.................. $    2,721 $     755 $    5,178 $  --  $  3,675 $     -- $    2,721 $   4,430 $    5,178
Gross investment
 losses.................      (655)      (44)      (461)    --        --    (292)      (655)      (44)      (753)
                         ---------- --------- ---------- -----  -------- -------- ---------- --------- ----------
  Net investment gains
   (losses)............. $    2,066 $     711 $    4,717 $  --  $  3,675 $  (292) $    2,066 $   4,386 $    4,425
                         ========== ========= ========== =====  ======== ======== ========== ========= ==========

   There were no OTTI losses on fixed maturity securities or equity securities during the years ended December 31, 2013, 2012 and 2011.

RELATED PARTY INVESTMENT TRANSACTIONS

  In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. There were no invested assets transferred to affiliates for the years ended December 31, 2013 and 2012. There were no invested assets transferred from affiliates for the year ended December 31, 2013. The estimated fair value of invested assets transferred from affiliates for the year ended December 31, 2012 was $857.4 million. There were no invested assets transferred from affiliates for the year ended December 31, 2011.

  The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $4.6 million, $7.2 million and $4.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

6. DERIVATIVES

ACCOUNTING FOR DERIVATIVES

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

DERIVATIVE STRATEGIES

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives may be cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, forwards, futures and option contracts. The Company also purchases certain securities and engages in certain reinsurance agreements that have embedded derivatives.

  The Company utilizes all derivatives in non-qualifying hedging relationships.

 INTEREST RATE DERIVATIVES

   The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps, futures and options.

   Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount.

   In exchange-traded interest rate Treasury futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate Treasury futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance.

   Swaptions are used by the Company to hedge interest rate risk associated with the Company's long-term liabilities and invested assets. A swaption is an option to enter into a swap with a forward starting effective date. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium for purchased swaptions and receives a premium for written swaptions. Swaptions are included in interest rate options.

 FOREIGN CURRENCY EXCHANGE RATE DERIVATIVES

   The Company uses foreign currency forwards to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date.

   To a lesser extent, the Company uses exchange-traded currency futures to hedge currency mismatches between assets and liabilities.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


 EQUITY DERIVATIVES

   The Company uses a variety of equity derivatives to reduce its exposure to equity market risk, including equity index options, variance swaps, exchange-traded equity futures and total rate of return swaps ("TRRs").

   Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products assumed by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Certain of these contracts may also contain settlement provisions linked to interest rates. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options.

   Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products reinsured by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period.

   In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products reinsured by the Company.

   TRRs are swaps whereby the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and the London Inter-Bank Offered Rate ("LIBOR"), calculated by reference to an agreed notional amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. The Company uses TRRs to hedge its equity market guarantees in certain of its reinsured products. TRRs can be used as hedges or to synthetically create investments.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


PRIMARY RISKS MANAGED BY DERIVATIVES

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:



DERIVATIVES NOT
DESIGNATED OR NOT
QUALIFYING AS HEDGING          PRIMARY UNDERLYING RISK
INSTRUMENTS                            EXPOSURE
---------------------       -------------------------------

Interest rate swaps........ Interest rate..................
Interest rate futures...... Interest rate..................
Interest rate options...... Interest rate..................
Foreign currency forwards.. Foreign currency exchange rate.
Currency futures........... Foreign currency exchange rate.
Equity futures............. Equity market..................
Equity options............. Equity market..................
Variance swaps............. Equity market..................
Total rate of return swaps. Equity market..................

 Total non-designated or non-qualifying derivatives.......

                                         DECEMBER 31, 2013                  DECEMBER 31, 2012
                                ----------------------------------- ----------------------------------
                                              ESTIMATED FAIR VALUE               ESTIMATED FAIR VALUE
                                             ----------------------             ----------------------
   PRIMARY UNDERLYING RISK        NOTIONAL     NOTIONAL
           EXPOSURE                AMOUNT      ASSETS   LIABILITIES   AMOUNT      ASSETS   LIABILITIES
------------------------------- ------------ ---------- ----------- ----------- ---------- -----------
                                                            (IN THOUSANDS)
Interest rate.................. $ 23,221,522 $1,040,377 $  562,851  $22,298,852 $1,867,230 $  611,572
Interest rate..................    4,462,013      9,047      6,547    6,437,033        598     20,980
Interest rate..................   17,690,095    131,341    235,516   11,440,095    302,989     58,486
Foreign currency exchange rate.    2,324,152        728    171,078    2,281,296      1,051    177,496
Foreign currency exchange rate.      364,550      1,169      1,022      518,160      3,864         --
Equity market..................    4,327,600      1,284     39,600    5,898,717     14,146    105,452
Equity market..................   31,414,484  1,024,034  1,005,551   18,897,916  2,346,326    355,433
Equity market..................   18,917,116    167,519    469,330   17,177,849    111,788    241,073
Equity market..................    3,339,982         --    156,959    2,791,568      4,436     95,505
                                ------------ ---------- ----------  ----------- ---------- ----------
$106,061,514 $2,375,499 $2,648,454  $87,741,486 $4,652,428 $1,665,997
                                ============ ========== ==========  =========== ========== ==========

NET DERIVATIVE GAINS (LOSSES)

  The components of net derivative gains (losses) were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                        ------------------------------------------
                                             2013           2012          2011
                                        -------------- -------------- ------------
                                                      (IN THOUSANDS)
Derivatives and hedging gains (losses). $  (4,841,296) $  (2,586,885) $  2,941,895
Embedded derivatives...................      6,776,544    (1,089,704)  (2,711,461)
                                        -------------- -------------- ------------
 Total net derivatives gains (losses).. $    1,935,248 $  (3,676,589) $    230,434
                                        ============== ============== ============

  The following table presents earned income on derivatives for the:

                                             YEARS ENDED DECEMBER 31,
                                       ------------------------------------
                                           2013         2012        2011
                                       ------------ ------------ ----------
                                                  (IN THOUSANDS)
     Net derivative gains (losses).... $  (262,379) $     20,202 $  141,929
     Policyholder benefits and claims.    (274,848)    (113,899)     16,833
                                       ------------ ------------ ----------
      Total........................... $  (537,227) $   (93,697) $  158,762
                                       ============ ============ ==========

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


NON-QUALIFYING DERIVATIVES

  The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                      NET       POLICYHOLDER
                                                   DERIVATIVE   BENEFITS AND
                                                 GAINS (LOSSES)  CLAIMS (1)
                                                 -------------- ------------
                                                       (IN THOUSANDS)
    FOR THE YEAR ENDED DECEMBER 31, 2013:
     Interest rate derivatives.................. $    (925,139) $    (1,364)
     Foreign currency exchange rate derivatives.      (514,563)           --
     Equity derivatives.........................    (3,139,215)    (635,931)
                                                 -------------- ------------
       Total.................................... $  (4,578,917) $  (637,295)
                                                 ============== ============
    FOR THE YEAR ENDED DECEMBER 31, 2012:
     Interest rate derivatives.................. $    (204,299) $         --
     Foreign currency exchange rate derivatives.      (284,745)           --
     Equity derivatives.........................    (2,118,043)    (367,490)
                                                 -------------- ------------
       Total.................................... $  (2,607,087) $  (367,490)
                                                 ============== ============
    FOR THE YEAR ENDED DECEMBER 31, 2011:
     Interest rate derivatives.................. $    1,527,402 $         --
     Foreign currency exchange rate derivatives.        143,177           --
     Equity derivatives.........................      1,129,387     (82,696)
                                                 -------------- ------------
       Total.................................... $    2,799,966 $   (82,696)
                                                 ============== ============

--------

(1)Changes in estimated fair value related to economic hedges of reinsured variable annuity guarantees.

CREDIT RISK ON FREESTANDING DERIVATIVES

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by International Swaps and Derivatives Association ("ISDA") Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set-off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives. See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


  The estimated fair value of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral was as follows at:

                                                              DECEMBER 31, 2013         DECEMBER 31, 2012
                                                          ------------------------- -------------------------
DERIVATIVES SUBJECT TO A MASTER NETTING ARRANGEMENT OR A
SIMILAR ARRANGEMENT                                          ASSETS    LIABILITIES     ASSETS    LIABILITIES
--------------------------------------------------------  ------------ ------------ ------------ ------------
                                                                            (IN THOUSANDS)
 Gross estimated fair value of derivatives:
  OTC-bilateral.......................................... $  2,430,173 $  2,593,152 $  4,708,762 $  1,534,233
  Exchange-traded........................................       11,500       47,169       18,608      126,432
                                                          ------------ ------------ ------------ ------------
    Total gross estimated fair value of
      derivatives (1)....................................    2,441,673    2,640,321    4,727,370    1,660,665
 Amounts offset in the balance sheets....................           --           --           --           --
                                                          ------------ ------------ ------------ ------------
 Estimated fair value of derivatives presented in the
   balance sheets (1)....................................    2,441,673    2,640,321    4,727,370    1,660,665
 Gross amounts not offset in the balance sheets:
 Gross estimated fair value of derivatives: (2)
  OTC-bilateral..........................................  (1,869,869)  (1,869,869)  (1,518,669)  (1,518,669)
  Exchange-traded........................................      (5,368)      (5,368)     (18,608)     (18,608)
 Cash collateral (3)
  OTC-bilateral..........................................    (163,210)           --  (1,473,376)           --
  Exchange-traded........................................           --     (39,008)           --    (107,824)
 Securities collateral (4)
  OTC-bilateral..........................................    (377,561)    (646,079)  (1,716,717)     (13,667)
  Exchange-traded........................................           --      (2,793)           --           --
                                                          ------------ ------------ ------------ ------------
 Net amount after application of master netting
   agreements and collateral............................. $     25,665 $     77,204 $         -- $      1,897
                                                          ============ ============ ============ ============

--------

(1)At December 31, 2013 and 2012, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $66,175 thousand and $74,942 thousand, respectively, and derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of $8,133 thousand and $5,332 thousand, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received is included in cash and cash equivalents and the obligation to return it is included in other liabilities in the balance sheet. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange-traded derivatives and is included in premiums, reinsurance and other receivables in the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2013 and 2012, the Company received excess cash collateral of $33,319 thousand and $0, respectively, and provided excess cash collateral of $185,299 thousand and $167,655 thousand, respectively, which is not included in the table above due to the foregoing limitation.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or repledge this collateral, but at December 31, 2013 none of the collateral had been sold or repledged. Securities collateral pledged by the Company is reported in fixed maturity securities in the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2013 and 2012, the Company received excess securities collateral of $96,746 thousand and $59,320 thousand, respectively, for its OTC-bilateral derivatives which are not included in the table above due to the foregoing limitation. At
   December 31, 2013 and 2012, the Company provided excess securities collateral of $0 and $0, respectively, for its OTC-bilateral derivatives and $36,182 thousand and $39,989 thousand, respectively, for its exchange-traded derivatives, which are not included in the table above due to the foregoing limitation.

  The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's credit rating at the reporting date or if the Company's credit rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                  ESTIMATED FAIR VALUE OF   FAIR VALUE OF INCREMENTAL COLLATERAL
                                   COLLATERAL PROVIDED:                PROVIDED UPON:
                                  ----------------------- ----------------------------------------
                                                                         DOWNGRADE IN THE HOLDING
                                                                         COMPANY'S CREDIT RATING
                     ESTIMATED                              ONE NOTCH    TO A LEVEL THAT TRIGGERS
                   FAIR VALUE OF                          DOWNGRADE IN        FULL OVERNIGHT
                   DERIVATIVES IN                          THE HOLDING     COLLATERALIZATION OR
                   NET LIABILITY      FIXED MATURITY        COMPANY'S          TERMINATION
                    POSITION (1)        SECURITIES        CREDIT RATING OF THE DERIVATIVE POSITION
                   -------------- ----------------------- ------------- --------------------------
                                                   (IN THOUSANDS)
December 31, 2013. $      723,283      $    646,079        $    20,912         $    21,353
December 31, 2012. $       15,564      $     13,667        $        --         $        --

--------

(1)After taking into consideration the existence of netting agreements.

EMBEDDED DERIVATIVES

  The Company assumes variable annuities, modified coinsurance contracts, equity indexed deferred annuities and purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: assumed variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; ceded reinsurance agreements of guaranteed minimum benefits related to GMABs and certain GMIBs; assumed modified coinsurance contracts; assumed reinsurance on equity indexed deferred annuities; and options embedded in debt and equity securities.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                        DECEMBER 31,
                                                                  -------------------------
                                        BALANCE SHEET LOCATION        2013         2012
                                       -------------------------- ------------ ------------
                                                                       (IN THOUSANDS)
Net embedded derivatives within asset
  host contracts:
  Ceded guaranteed minimum benefits... Premiums, reinsurance and
                                       other receivables......... $    122,515 $    257,690
  Assumed modified coinsurance         Funds withheld at
   contracts.......................... interest..................       24,035       72,357
                                                                  ------------ ------------
   Net embedded derivatives within asset host contracts.......    $    146,550 $    330,047
                                                                  ============ ============
Net embedded derivatives within liability host contracts:
  Assumed guaranteed minimum benefits. Other policy-related
                                       balances.................. $  2,488,944 $  8,831,285
                                                                  ------------ ------------
   Net embedded derivatives within liability host contracts...    $  2,488,944 $  8,831,285
                                                                  ============ ============

  The following table presents changes in estimated fair value related to embedded derivatives:

                                             YEARS ENDED DECEMBER 31,
                                    ------------------------------------------
                                        2013          2012           2011
                                    ------------ -------------- --------------
                                                  (IN THOUSANDS)
 Net derivative gains (losses) (1). $  6,776,544 $  (1,089,704) $  (2,711,461)
 Policyholder benefits and claims.. $  (139,134) $       72,507 $       70,390

--------

(1)The valuation of reinsured guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were ($996.3) million, ($1,603.0) million and $1,956.9 million, for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were $19.4 million, $2.9 million and ($23.1) million, for the years ended December 31, 2013, 2012 and 2011, respectively.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

                 Level 1  Unadjusted quoted prices in active
                          markets for identical assets or
                          liabilities. The size of the bid/ask
                          spread is used as an indicator of
                          market activity for fixed maturity
                          securities.

                 Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                 Level 3  Unobservable inputs that are
                          supported by little or no market
                          activity and are significant to the
                          determination of estimated fair value
                          of the assets or liabilities.
                          Unobservable inputs reflect the
                          reporting entity's own assumptions
                          about the assumptions that market
                          participants would use in pricing the
                          asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


RECURRING FAIR VALUE MEASUREMENTS

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below.

                                                                  DECEMBER 31, 2013
                                                ------------------------------------------------------
                                                         FAIR VALUE HIERARCHY
                                                --------------------------------------
                                                                                       TOTAL ESTIMATED
                                                  LEVEL 1      LEVEL 2      LEVEL 3      FAIR VALUE
                                                ------------ ------------ ------------ ---------------
                                                                    (IN THOUSANDS)
ASSETS:
Fixed maturity securities:
 Foreign corporate............................. $         -- $    533,423 $         --  $    533,423
 U.S. corporate................................           --      253,705        9,917       263,622
 CMBS..........................................           --       75,017       57,547       132,564
 State and political subdivision...............           --      120,256           --       120,256
 U.S. Treasury and agency......................       99,248           --           --        99,248
 ABS...........................................           --       80,520           --        80,520
 RMBS..........................................           --       62,789           --        62,789
 Foreign government............................           --       28,659           --        28,659
                                                ------------ ------------ ------------  ------------
   Total fixed maturity securities.............       99,248    1,154,369       67,464     1,321,081
                                                ------------ ------------ ------------  ------------
Short-term investments (1).....................    2,630,762      101,270           --     2,732,032
Derivative assets: (2)
 Interest rate contracts.......................        9,046    1,171,719           --     1,180,765
 Foreign currency contracts....................        1,169          728           --         1,897
 Equity market contracts.......................        1,284      917,797      273,756     1,192,837
                                                ------------ ------------ ------------  ------------
   Total derivative assets.....................       11,499    2,090,244      273,756     2,375,499
                                                ------------ ------------ ------------  ------------
Net embedded derivatives within asset host
  contracts (3)................................           --           --      146,550       146,550
                                                ------------ ------------ ------------  ------------
   Total assets................................ $  2,741,509 $  3,345,883 $    487,770  $  6,575,162
                                                ============ ============ ============  ============
LIABILITIES:
Derivative liabilities: (2)
 Interest rate contracts....................... $      6,547 $    798,367 $         --  $    804,914
 Foreign currency contracts....................        1,022      171,078           --       172,100
 Equity market contracts.......................       39,601    1,136,875      494,964     1,671,440
                                                ------------ ------------ ------------  ------------
   Total derivative liabilities................       47,170    2,106,320      494,964     2,648,454
                                                ------------ ------------ ------------  ------------
Net embedded derivatives within liability host
  contracts (3)................................           --           --    2,488,944     2,488,944
                                                ------------ ------------ ------------  ------------
   Total liabilities........................... $     47,170 $  2,106,320 $  2,983,908  $  5,137,398
                                                ============ ============ ============  ============

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

                                                              DECEMBER 31, 2012
                                            ------------------------------------------------------
                                                     FAIR VALUE HIERARCHY
                                            -------------------------------------- TOTAL ESTIMATED
                                              LEVEL 1      LEVEL 2      LEVEL 3      FAIR VALUE
                                            ------------ ------------ ------------ ---------------
                                                                (IN THOUSANDS)
ASSETS:
Fixed maturity securities:
 Foreign corporate......................... $         -- $    628,708 $      2,714  $     631,422
 U.S. corporate............................           --      307,001       15,465        322,466
 CMBS......................................           --       44,603       41,723         86,326
 State and political subdivision...........           --      135,567           --        135,567
 U.S. Treasury and agency..................      285,259        8,270           --        293,529
 ABS.......................................           --      193,876        4,000        197,876
 RMBS......................................           --       81,906           --         81,906
 Foreign government........................           --       36,527           --         36,527
                                            ------------ ------------ ------------  -------------
   Total fixed maturity securities.........      285,259    1,436,458       63,902      1,785,619
                                            ------------ ------------ ------------  -------------
Short-term investments (1).................    3,824,840      425,354        4,996      4,255,190
Derivative assets: (2)
 Interest rate contracts...................          598    2,170,219           --      2,170,817
 Foreign currency contracts................        3,864        1,051           --          4,915
 Equity market contracts...................       14,146    2,000,970      461,580      2,476,696
                                            ------------ ------------ ------------  -------------
   Total derivative assets.................       18,608    4,172,240      461,580      4,652,428
                                            ------------ ------------ ------------  -------------
Net embedded derivatives within asset host
  contracts (3)............................           --           --      330,047        330,047
                                            ------------ ------------ ------------  -------------
   Total assets............................ $  4,128,707 $  6,034,052 $    860,525  $  11,023,284
                                            ============ ============ ============  =============
LIABILITIES:
Derivative liabilities: (2)
 Interest rate contracts................... $     20,980 $    670,059 $         --  $     691,039
 Foreign currency contracts................           --      177,496           --        177,496
 Equity market contracts...................      105,452      416,032      275,979        797,463
                                            ------------ ------------ ------------  -------------
   Total derivative liabilities............      126,432    1,263,587      275,979      1,665,998
                                            ------------ ------------ ------------  -------------
Net embedded derivatives within liability
  host contracts (3).......................           --           --    8,831,285      8,831,285
                                            ------------ ------------ ------------  -------------
   Total liabilities....................... $    126,432 $  1,263,587 $  9,107,264  $  10,497,283
                                            ============ ============ ============  =============

--------

(1)Short-term investments as presented in the tables above differ from the amounts presented in the balance sheets because certain short-term investments are not measured at estimated fair value on a recurring basis.

(2)Derivative amounts are presented gross in the tables above to reflect the presentation in the balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


(3)Net embedded derivatives within asset host contracts are presented within funds withheld at interest and premiums, reinsurance and other receivables in the balance sheets. Net embedded derivatives within liability host contracts are presented within other policy-related balances in the balance sheets.

  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

 INVESTMENTS

  VALUATION CONTROLS AND PROCEDURES

    On behalf of the Company and the Holding Company's Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management provides oversight of control systems and valuation policies for securities and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of the Holding Company's Board of Directors regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

  based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

  SECURITIES AND SHORT-TERM INVESTMENTS

    When available, the estimated fair value of these investments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

  Level 2 Valuation Techniques and Key Inputs:

    This level includes fixed maturity securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities.

   U.S. CORPORATE AND FOREIGN CORPORATE SECURITIES

     These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Privately placed securities are valued using matrix pricing methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer and in certain cases, delta spread adjustments to reflect specific credit related issues.

   STRUCTURED SECURITIES COMPRISED OF ABS, CMBS AND RMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon,

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

   weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

  STATE AND POLITICAL SUBDIVISION AND FOREIGN GOVERNMENT SECURITIES

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques using standard market observable inputs including a benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

  U.S. TREASURY AND AGENCY SECURITIES

     These securities are principally valued using the market approach. Valuations are based primarily on quoted prices in markets that are not active or using matrix pricing or other similar techniques using standard market observable inputs such as a benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

  Level 3 Valuation Techniques and Key Inputs:

     In general, securities classified within Level 3 use many of the same valuation techniques and inputs as described previously for in the Level 2. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

     Short-term investments within this level are of a similar nature and class to the Level 3 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

   U.S. CORPORATE AND FOREIGN CORPORATE SECURITIES

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments to reflect specific credit-related issues, credit spreads and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

   STRUCTURED SECURITIES COMPRISED OF ABS AND CMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data including credit spreads. Below investment grade securities and sub-prime RMBS included in this level

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

   are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

 DERIVATIVES

   The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

   The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

   Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

   The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


  FREESTANDING DERIVATIVES

  Level 2 Valuation Techniques and Key Inputs:

    This level includes all types of derivatives utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

   INTEREST RATE

     NON-OPTION-BASED. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and basis curves.

     OPTION-BASED. -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, basis curves and interest rate volatility.

   FOREIGN CURRENCY EXCHANGE RATE

     NON-OPTION-BASED. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, basis curves, currency spot rates and cross currency basis curves.

   EQUITY MARKET

     NON-OPTION-BASED. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, spot equity index levels and dividend yield curves.

     OPTION-BASED. -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, spot equity index levels, dividend yield curves and equity volatility.

  Level 3 Valuation Techniques and Key Inputs:

    These derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. These valuation methodologies generally use the same inputs as described in the corresponding sections above for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

   EQUITY MARKET

     NON-OPTION-BASED. -- Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves and equity volatility.

     OPTION-BASED. -- Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves, equity volatility and unobservable correlation between model inputs.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


 EMBEDDED DERIVATIVES

   Embedded derivatives principally include certain assumed and ceded variable annuity guarantees and equity indexed crediting rates within certain funding agreements. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

   The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

   Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

   The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for the Holding Company's debt, including related credit default swaps.

   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

   The Company ceded the risk associated with certain of the GMIBs previously described. These reinsurance agreements contain embedded derivatives which are included within premiums, reinsurance and other receivables in the balance sheets with changes in estimated fair value reported in net derivative gains (losses) or policyholder benefits and claims depending on the statement of operations classification of the direct risk. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


   The estimated fair value of the embedded derivatives within funds withheld related to certain assumed reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as previously described in "-- Investments -- Securities and Short-term Investments." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in derivative liabilities and funds withheld at interest in the balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

  EMBEDDED DERIVATIVES WITHIN ASSET AND LIABILITY HOST CONTRACTS

   Level 3 Valuation Techniques and Key Inputs:

   ASSUMED GUARANTEED MINIMUM BENEFITS

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   REINSURANCE CEDED ON CERTAIN GUARANTEED MINIMUM BENEFITS

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in " -- Assumed Guaranteed Minimum Benefits" and also include counterparty credit spreads.

   EMBEDDED DERIVATIVES WITHIN FUNDS WITHHELD RELATED TO CERTAIN ASSUMED REINSURANCE

     These embedded derivatives are principally valued using an income approach. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and the fair value of assets within the reference portfolio. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the fair value of certain assets within the reference portfolio which are not observable in the market and cannot be derived principally from, or corroborated by, observable market data.

 TRANSFERS BETWEEN LEVELS

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


  TRANSFERS BETWEEN LEVELS 1 AND 2:

     There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at December 31, 2013 and 2012.

  TRANSFERS INTO OR OUT OF LEVEL 3:

     Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

     Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments, or credit spreads.

     Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs (such as observable spreads used in pricing securities) or increases in market activity and upgraded credit ratings.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


 ASSETS AND LIABILITIES MEASURED AT FAIR VALUE USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)

   The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:


                                                                                        DECEMBER 31, 2013
                                                                                    --------------------------
                                                              SIGNIFICANT                             WEIGHTED
                            VALUATION TECHNIQUES           UNOBSERVABLE INPUTS          RANGE        AVERAGE (1)
                       -------------------------------- --------------------------  -------------    -----------
FIXED MATURITY SECURITIES: (3)
 U.S. corporate and
  foreign corporate... Matrix pricing                   Credit spreads (4)             95  -     95       95
                                                        Illiquidity premium (4)        30  -     30       30
                       ------------------------------------------------------------------------------------------
 CMBS................. Matrix pricing and discounted    Credit spreads (4)
                         cash flow                                                    215  -    215      215
                       Market pricing                   Quoted prices (5)             104  -    104      104
                       Consensus pricing                Offered quotes (5)             90  -     92       91
                       ------------------------------------------------------------------------------------------
DERIVATIVES:
 Equity market........ Present value techniques         Volatility (7)                 13% -     28%
                          or option pricing models      Correlation (9)                60% -     60%
                       ------------------------------------------------------------------------------------------
EMBEDDED DERIVATIVES:
 Assumed and ceded     Option pricing techniques        Mortality rates:                0% -   0.10%
  guaranteed minimum                                        Ages 0 - 40
  benefits............
                                                            Ages 41 - 60             0.04% -   0.65%
                                                            Ages 61 - 115            0.26% -    100%
                                                        Lapse rates:
                                                            Durations 1 -10          0.50% -    100%
                                                            Durations 11 -20            3% -    100%
                                                            Durations 21 -116           3% -    100%
                                                        Utilization rates              20% -     50%
                                                        Withdrawal rates             0.07% -     10%
                                                        Long-term equity            17.40% -     25%
                                                          volatilities
                                                        Nonperformance               0.03% -   0.44%
                                                          risk spread
                       ------------------------------------------------------------------------------------------

                                                                IMPACT OF
                                     DECEMBER 31, 2012         INCREASE IN
                                 --------------------------     INPUT ON
                                                   WEIGHTED     ESTIMATED
     VALUATION TECHNIQUES            RANGE        AVERAGE (1) FAIR VALUE (2)
-------------------------------- -------------    ----------- --------------


Matrix pricing                     103  -    499      168       Decrease
                                    30  -     30       30       Decrease
-----------------------------------------------------------------------------
Matrix pricing and discounted
  cash flow                                                   Decrease (6)
Market pricing                     104  -    104      104     Increase (6)
Consensus pricing                                             Increase (6)
-----------------------------------------------------------------------------

Present value techniques            13% -     32%             Increase (8)
   or option pricing models         65% -     65%
-----------------------------------------------------------------------------

Option pricing techniques            0% -   0.14%  Decrease (10)


                                  0.05% -   0.75%             Decrease (10)
                                  0.26% -    100%             Decrease (10)

                                  0.50% -    100%             Decrease (11)
                                     3% -    100%             Decrease (11)
                                   2.5% -    100%             Decrease (11)
                                    20% -     50%             Increase (12)
                                  0.07% -     20%                 (13)
                                 15.18% -     40%  Increase (14)

                                  0.10% -   1.72%  Decrease (15)

-----------------------------------------------------------------------------

--------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2)The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes to assumed guaranteed minimum benefits are based on liability positions and changes to ceded guaranteed minimum benefits are based on asset positions.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Ranges represent the underlying equity volatility quoted in percentage points. Since this valuation methodology uses a range of inputs across multiple volatility surfaces to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(8)Changes are based on long U.S. dollar net asset positions and will be inversely impacted for short U.S. dollar net asset positions.

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7. FAIR VALUE (CONTINUED)


(9)Ranges represent the different correlation factors utilized as components within the valuation methodology. Presenting a range of correlation factors is more representative of the unobservable input used in the valuation. Increases (decreases) in correlation in isolation will increase (decrease) the significance of the change in valuations.

(10)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(11)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(12)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(13)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(14)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(15)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3, including those within embedded derivatives within funds withheld related to certain assumed reinsurance, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 fixed maturity securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                                  FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                               -----------------------------------------------------------------------------
                                                     FIXED MATURITY SECURITIES:
                                               --------------------------------------
                                                FOREIGN    U.S.                       SHORT-TERM    EQUITY    NET EMBEDDED
                                               CORPORATE CORPORATE   CMBS      ABS    INVESTMENTS   MARKET   DERIVATIVES (6)
                                               --------- --------- --------- -------- ----------- ---------- ---------------
                                                                              (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2013:
Balance, January 1,........................... $  2,714  $  15,465 $  41,723 $  4,000  $  4,996   $  185,601  $(8,501,238)
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2).................
   Net investment income......................       11       (63)     (242)       --         4           --            --
   Net investment gains (losses)..............       --         --        --       --        --           --            --
   Net derivative gains (losses)..............       --         --        --       --        --    (425,674)     6,789,870
   Policyholder benefits and claims...........       --         --        --       --        --       18,720     (139,134)
  OCI.........................................     (25)      (652)   (1,828)       --        --          252       291,536
Purchases (3).................................       --         --    17,894       --        --        7,149            --
Sales (3).....................................  (2,700)    (8,680)        --       --   (5,000)           --            --
Settlements (3)...............................       --         --        --       --        --      (7,256)     (783,428)
Transfers into Level 3 (4)....................       --      3,847        --       --        --           --            --
Transfers out of Level 3 (4)..................       --         --        --  (4,000)        --           --            --
                                               --------  --------- --------- --------  --------   ----------  ------------
Balance, December 31,......................... $     --  $   9,917 $  57,547 $     --  $     --   $(221,208)  $(2,342,394)
                                               ========  ========= ========= ========  ========   ==========  ============
Changes in unrealized gains (losses) included
 in net income (loss): (5)
  Net investment income....................... $     --  $       4 $   (242) $     --  $     --   $       --  $         --
  Net investment gains (losses)............... $     --  $      -- $      -- $     --  $     --   $       --  $         --
  Net derivative gains (losses)............... $     --  $      -- $      -- $     --  $     --   $(414,667)  $  6,743,952
  Policyholder benefits and claims............ $     --  $      -- $      -- $     --  $     --   $   18,720  $  (134,839)

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


                                             FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                 ------------------------------------------------------------------------------------------------
                                       FIXED MATURITY SECURITIES:       EQUITY SECURITIES:
                                 -------------------------------------- ------------------
                                  FOREIGN    U.S.                         NON-REDEEMABLE   SHORT-TERM    EQUITY    NET EMBEDDED
                                 CORPORATE CORPORATE   CMBS      ABS     PREFERRED STOCK   INVESTMENTS   MARKET   DERIVATIVES (6)
                                 --------- --------- --------- -------- ------------------ ----------- ---------- ---------------
                                                                          (IN THOUSANDS)
YEAR ENDED DECEMBER 31,
 2012:
Balance, January 1,............. $  2,533  $  15,114 $  41,724 $     --     $      --       $  39,967  $  844,062  $(7,033,096)
Total realized/unrealized gains
 (losses) included in:
  Net income
   (loss): (1), (2)
   Net investment income........       12       (16)     (164)       --            --              35          --            --
   Net investment gains
    (losses)....................       --         --        --       --            --              --          --            --
   Net derivative gains
    (losses)....................       --         --        --       --            --              --   (507,571)   (1,085,812)
   Policyholder benefits and
    claims......................       --         --        --       --            --              --      28,895        72,507
  OCI...........................      169        (4)       163       --            --              --     (2,565)       259,765
Purchases (3)...................       --      6,501        --    4,000            --           4,994      19,056            --
Sales (3).......................       --      (701)        --       --            --        (40,000)    (43,500)            --
Settlements (3).................       --         --        --       --            --              --   (152,776)     (714,602)
Transfers into
 Level 3 (4)....................       --         --        --       --            --              --          --            --
Transfers out of
 Level 3 (4)....................       --    (5,429)        --       --            --              --          --            --
                                 --------  --------- --------- --------     ---------       ---------  ----------  ------------
Balance, December 31,........... $  2,714  $  15,465 $  41,723 $  4,000     $      --       $   4,996  $  185,601  $(8,501,238)
                                 ========  ========= ========= ========     =========       =========  ==========  ============
Changes in unrealized gains
 (losses) included in net
 income (loss): (5)
  Net investment income......... $     11  $       9 $   (163) $     --     $      --       $       2  $       --  $         --
  Net investment gains
   (losses)..................... $     --  $      -- $      -- $     --     $      --       $      --  $       --  $         --
  Net derivative gains
   (losses)..................... $     --  $      -- $      -- $     --     $      --       $      --  $(498,377)  $(1,139,890)
  Policyholder benefits and
   claims....................... $     --  $      -- $      -- $     --     $      --       $      --  $   28,895  $     75,146

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

                                            FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                  ------------------------------------------------------------------------------------------
                                      FIXED MATURITY SECURITIES:     EQUITY SECURITIES:
                                  ---------------------------------- ------------------
                                   FOREIGN    U.S.                     NON-REDEEMABLE   SHORT-TERM   EQUITY    NET EMBEDDED
                                  CORPORATE CORPORATE   CMBS    ABS   PREFERRED STOCK   INVESTMENTS  MARKET   DERIVATIVES (6)
                                  --------- --------- -------  ----- ------------------ ----------- --------  ---------------
                                                                        (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2011:
Balance, January 1,..............  $2,673    $10,430  $    --  $  --    $      2,835     $  49,980  $124,720    $(3,660,494)
Total realized/unrealized gains
 (losses) included in:
  Net income (loss): (1), (2)
   Net investment income.........      10          4     (104)    --              --            19        --             --
   Net investment gains
    (losses).....................      --          1       --     --            (292)           --        --             --
   Net derivative gains
    (losses).....................      --         --       --     --              --            --   563,864     (2,710,927)
   Policyholder benefits and
    claims.......................      --         --       --     --              --            --     7,131         70,390
  OCI............................    (150)      (511)     104     --             337            --       409       (120,058)
Purchases (3)....................      --         --   41,724     --              --        39,951   225,211             --
Sales (3)........................      --     (1,974)      --     --          (2,880)      (49,983)       --             --
Settlements (3)..................      --         --       --     --              --            --    (2,563)      (612,007)
Transfers into Level 3 (4).......      --      7,164       --     --              --            --        --             --
Transfers out of Level 3 (4).....      --         --       --     --              --            --   (74,710)            --
                                   ------    -------  -------  -----    ------------     ---------  --------    -----------
Balance, December 31,............  $2,533    $15,114  $41,724  $  --    $         --     $  39,967  $844,062    $(7,033,096)
                                   ======    =======  =======  =====    ============     =========  ========    ===========
Changes in unrealized gains
 (losses) included in net income
 (loss): (5)
  Net investment income..........  $   10    $     4  $  (104) $  --    $         --     $      15  $     --    $        --
  Net investment gains (losses)..  $   --    $     1  $    --  $  --    $       (292)    $      --  $     --    $        --
  Net derivative gains (losses)..  $   --    $    --  $    --  $  --    $         --     $      --  $566,325    $ 2,735,936
  Policyholder benefits and
   claims........................  $   --    $    --  $    --  $  --    $         --     $      --  $  7,131    $   108,678

--------

(1)Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)The amount reported within purchases, sales, issuances and settlements is the purchase or issuance price and the sales or settlement proceeds based upon the actual date purchased or issued and sold or settled, respectively. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and other comprehensive income
   (loss), are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods.

(6)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


FAIR VALUE OF FINANCIAL INSTRUMENTS CARRIED AT OTHER THAN FAIR VALUE

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income, the obligation to return cash collateral received (included in other liabilities on the balance sheets) and short-term investments that are not securities, such as time deposits, and therefore are not included in the three level hierarchy table disclosed in the "-- Recurring Fair Value Measurements" section. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                                 DECEMBER 31, 2013
                                             ---------------------------------------------------------
                                                             FAIR VALUE HIERARCHY
                                              CARRYING  -----------------------------  TOTAL ESTIMATED
                                               VALUE    LEVEL 1  LEVEL 2     LEVEL 3     FAIR VALUE
                                             ---------- ------- ---------- ----------  ---------------
                                                                  (IN THOUSANDS)
ASSETS
Premiums, reinsurance and other receivables. $  228,140  $  --  $  224,672 $ (161,249)   $   63,423
LIABILITIES
Debt -- affiliated.......................... $  575,118  $  --  $  592,278 $       --    $  592,278
Other liabilities........................... $    3,836  $  --  $    3,836 $       --    $    3,836

                                                                 DECEMBER 31, 2012
                                             ---------------------------------------------------------
                                                             FAIR VALUE HIERARCHY
                                              CARRYING  -----------------------------  TOTAL ESTIMATED
                                               VALUE    LEVEL 1  LEVEL 2     LEVEL 3     FAIR VALUE
                                             ---------- ------- ---------- ----------  ---------------
                                                                  (IN THOUSANDS)
ASSETS
Premiums, reinsurance and other receivables. $  304,411  $  --  $  275,479 $  174,126    $  449,605
LIABILITIES
Debt -- affiliated.......................... $   75,118  $  --  $   82,174 $       --    $   82,174
Other liabilities........................... $       72  $  --  $       72 $       --    $       72

  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 PREMIUMS, REINSURANCE AND OTHER RECEIVABLES

   Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements and amounts on deposit with financial institutions to facilitate daily settlements related to certain derivatives.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


   Premiums receivable and those amounts recoverable under reinsurance agreements determined to transfer significant risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented. Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

   The amounts on deposit for derivative settlements, classified within Level 2, essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over short periods such that the estimated fair value approximates carrying value.

 DEBT -- AFFILIATED

    The estimated fair value of debt is principally determined using market standard valuation methodologies. Valuations are based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, observable prices and spreads for similar publicly traded or privately traded issues.

 OTHER LIABILITIES

   Other liabilities consist primarily of interest payable. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

8. DEBT -- AFFILIATED

  The table below presents information for the Company's long-term and short-term debt-affiliated outstanding at:

                                                             DECEMBER 31,
                                                         --------------------
                                  INTEREST RATE MATURITY    2013      2012
                                  ------------- -------- ---------- ---------
                                                            (IN THOUSANDS)
                                                         --------------------
   SHORT-TERM AND LONG-TERM DEBT
    Surplus note.................     6.798%      2014   $   75,118 $  75,118
    Senior notes.................     2.470%      2015      500,000        --
                                                         ---------- ---------
      Total debt-affiliated......                        $  575,118 $  75,118
                                                         ========== =========

  On October 15, 2013, the Company issued $500.0 million of guaranteed senior notes, Series A, to various affiliates, maturing in 2015 with an interest rate of 2.47%.

  On September 27, 2012, the Holding Company assumed $750.0 million of the Company's senior notes with interest rates of 6.440% and 5.330%, payable to an affiliate. In exchange for the assumption of senior notes, the

                       EXETER REASSURANCE COMPANY, LTD.

8. DEBT -- AFFILIATED (CONTINUED)

Company issued to the Holding Company 75,000 shares of Series A 7.69% non-cumulative perpetual preferred shares with a par value of $1 per share and a liquidity preference of $10,000 per share. The dividend is payable semi-annually. (See Note 9 for additional information on preferred stock).

  On December 19, 2012, the Holding Company assumed $1,250.0 million of the Company's senior notes with interest rates of 7.440%, 5.640% and 5.860%, payable to various affiliates. In exchange for the assumption of senior notes, the Company issued to the Holding Company 125,000 shares of Series A 7.75% non-cumulative perpetual preferred shares with a par value of $1 per share and a liquidity preference of $10,000 per share. The dividend is payable semi-annually. (See Note 9 for additional information on preferred stock).

  On July 15, 2011, the Company issued a $500.0 million guaranteed senior note, Series A, to various affiliates, maturing in 2021 with an interest rate of 5.64%.

  On December 16, 2011, the Company issued a $500.0 million guaranteed senior note, Series B, to various affiliates, maturing in 2021 with an interest rate of 5.86%.

  Interest expense related to the Company's indebtedness, included in other expenses, was $7.7 million, $112.6 million and $83.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

 LETTERS OF CREDIT

   The Company had access to certain letter of credit agreements totaling $5,450.0 million in letter of credit capacity from various banks, either directly with the bank or indirectly through letters of credit available to the Holding Company for the benefit of the Company and certain other affiliates of the Holding Company. At December 31, 2013, the Company had $802.0 million in outstanding letters of credit. The letters of credit were used to collateralize assumed liabilities.

  Letters of credit outstanding as of December 31, 2013 were as follows:

                                                                USED BY    USED BY    REMAINING
BORROWER(S)                       EXPIRATION       CAPACITY   THE COMPANY AFFILIATES   UNUSED
----------------------------- ------------------ ------------ ----------- ---------- ------------
                                                        (IN THOUSANDS)
Exeter.......................  December 2027 (1) $    650,000 $  600,000  $       -- $     50,000
Holding Company and MetLife
  Funding, Inc............... September 2017 (1)    1,000,000         --      59,000      941,000
Holding Company and MetLife
  Funding, Inc...............        August 2016    3,000,000      2,000     130,789    2,867,211
Exeter, Holding Company &
  Missouri Reinsurance, Inc..          June 2016      500,000         --     490,000       10,000
Holding Company..............        August 2014      300,000    200,000     100,000           --
                                                 ------------ ----------  ---------- ------------
 Total.......................                    $  5,450,000 $  802,000  $  779,789 $  3,868,211
                                                 ============ ==========  ========== ============

--------

(1)The Holding Company is a guarantor under this agreement.

9. STOCKHOLDER'S EQUITY

  Effective October 1, 2013 in conjunction with the Company's redomestication to Delaware the stockholder's equity was restructured.

                       EXETER REASSURANCE COMPANY, LTD.

9. STOCKHOLDER'S EQUITY (CONTINUED)

  Information regarding the restructure was as follows at:

                                                  DECEMBER 31,
                                              ---------------------
                                                 2013       2012
                                              ---------- ----------
            COMMON STOCK
            Shares authorized................ 13,875,000 14,125,000
            Shares issued.................... 13,466,000 13,466,000
            Shares outstanding............... 13,466,000 13,466,000
            Par value per share..............      $0.01      $1.00

                                                  DECEMBER 31,
                                              ---------------------
                                                 2013       2012
                                              ---------- ----------
            PREFERRED STOCK
            Shares authorized................    250,000    200,000
            Shares issued....................    200,000    200,000
            Shares outstanding...............    200,000    200,000
            Par value per share..............      $0.01      $1.00
            Liquidation preference per share.    $10,000    $10,000

PREFERRED STOCK

  On September 27, 2012, the Company issued to the Holding Company 75,000 shares of 7.69% Series A non-cumulative perpetual preferred stock in exchange for the assumption of $750.0 million of the Company's senior notes. See Note 8.

  On December 19, 2012, the Company issued to the Holding Company 125,000 shares of 7.75% Series A non-cumulative perpetual preferred stock in exchange for the assumption of $1,250.0 million of the Company's senior notes. See Note 8.

EQUITY

  Under Delaware Law, the Company is required to maintain minimum capital of $250 thousand. The Company was in compliance with this requirement at December 31, 2013.

  Under the Law, the Company was required to maintain net worth of $240 thousand. The Company was in compliance with this requirement at September 30, 2013 (prior to redomestication to Delaware) and December 31, 2012.

  During the year ended December 31, 2013, the Company received no capital contributions from the Holding Company. The Company received capital contributions of $800.0 million and $673.0 million in cash from the Holding Company during the years ended December 31, 2012 and 2011.

  During the years ended December 31, 2013, 2012 and 2011, the Holding Company paid and contributed, on the Company's behalf, $26.8 million, $33.4 million and $30.9 million, respectively, in the form of letter of credit fees.

                       EXETER REASSURANCE COMPANY, LTD.

9. STOCKHOLDER'S EQUITY (CONTINUED)


DIVIDEND RESTRICTIONS

  Under the strategic business plan of the company approved by the Delaware Insurance commissioner (the "Commissioner"), the company may not declare or pay dividend in any form to its parent without the approval of the Commissioner and in no event shall the Commissioner grant such approval if the dividend would result in the insolvency or impairment of the Company.

  The company paid non-cumulative perpetual preferred stock dividend to the Holding company of $132.5 million during the year ended December 31, 2013. The Company did not pay a dividend to the Holding Company during the years ended December 31, 2012 and 2011.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

  Information regarding changes in the balances of each component of AOCI, net of income tax, was as follows:

                                                       UNREALIZED      FOREIGN
                                                    INVESTMENT GAINS  CURRENCY
                                                    (LOSSES), NET OF TRANSLATION
                                                    RELATED OFFSETS  ADJUSTMENT     TOTAL
                                                    ---------------- ----------- -----------
                                                                 (IN THOUSANDS)
Balance at December 31, 2010.......................   $     3,341    $    39,291 $    42,632
OCI before reclassifications.......................        39,974       (15,751)      24,223
Income tax expense (benefit).......................      (13,991)             --    (13,991)
                                                      -----------    ----------- -----------
 OCI before reclassifications, net of income tax...        29,324         23,540      52,864
Amounts reclassified from AOCI.....................       (4,425)             --     (4,425)
Income tax expense (benefit).......................         1,549             --       1,549
                                                      -----------    ----------- -----------
 Amounts reclassified from AOCI, net of income tax.       (2,876)             --     (2,876)
                                                      -----------    ----------- -----------
Balance at December 31, 2011.......................        26,448         23,540      49,988
OCI before reclassifications.......................        29,412         13,028      42,440
Income tax expense (benefit).......................      (10,294)             --    (10,294)
                                                      -----------    ----------- -----------
 OCI before reclassifications, net of income tax...        45,566         36,568      82,134
Amounts reclassified from AOCI.....................       (4,395)             --     (4,395)
Income tax expense (benefit).......................         1,538             --       1,538
                                                      -----------    ----------- -----------
 Amounts reclassified from AOCI, net of income tax.       (2,857)             --     (2,857)
                                                      -----------    ----------- -----------
Balance at December 31, 2012.......................        42,709         36,568      79,277
OCI before reclassifications.......................      (54,557)         26,548    (28,009)
Income tax expense (benefit).......................        19,094             --      19,094
                                                      -----------    ----------- -----------
 OCI before reclassifications, net of income tax...         7,246         63,116      70,362
Amounts reclassified from AOCI.....................       (2,077)             --     (2,077)
Income tax expense (benefit).......................           727             --         727
                                                      -----------    ----------- -----------
 Amounts reclassified from AOCI, net of income tax.       (1,350)             --     (1,350)
                                                      -----------    ----------- -----------
Balance at December 31, 2013.......................   $     5,896    $    63,116 $    69,012
                                                      ===========    =========== ===========

                       EXETER REASSURANCE COMPANY, LTD.

9. STOCKHOLDER'S EQUITY (CONTINUED)


  Information regarding amounts reclassified out of each component of AOCI, was as follows:

                                                                                          STATEMENT OF OPERATIONS AND
AOCI COMPONENTS                                  AMOUNTS RECLASSIFIED FROM AOCI       COMPREHENSIVE INCOME (LOSS) LOCATION
------------------------------------------ ------------------------------------------ ------------------------------------
                                                    YEARS ENDED DECEMBER 31,
                                           ------------------------------------------
                                               2013          2012           2011
                                           ------------ -------------- --------------
                                                         (IN THOUSANDS)
Net unrealized investment gains (losses):
  Net unrealized investment gains
   (losses)............................... $      2,066 $        4,387 $        4,426 Other net investment gains (losses)
  Net unrealized investment gains
   (losses)...............................           11              8            (1) Net investment income
                                           ------------ -------------- --------------
   Net unrealized investment gains
    (losses), before income tax...........        2,077          4,395          4,425
   Income tax (expense) benefit...........        (727)        (1,538)        (1,549)
                                           ------------ -------------- --------------
   Net unrealized investment gains
    (losses), net income tax.............. $      1,350 $        2,857 $        2,876
                                           ============ ============== ==============
Total reclassification, net of income tax. $      1,350 $        2,857 $        2,876
                                           ============ ============== ==============

10. OTHER EXPENSES

  Information on other expenses was as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                  --------------------------------
                                                     2013       2012       2011
                                                  ---------- ---------- ----------
                                                           (IN THOUSANDS)
Commissions...................................... $   11,775 $   11,116 $    9,155
Volume-related costs.............................     26,816     33,524     30,929
Affiliated costs of reinsurance..................     72,517        297     12,073
Capitalization of DAC............................    (2,013)    (1,760)    (2,955)
Amortization of DAC..............................   (21,146)     43,204     31,527
Interest expense on debt and debt issuance costs.      7,714    112,646     83,296
Premium taxes, licenses & fees...................         25          9         34
Professional services............................        468        858         84
Other............................................      5,051      6,947      5,740
                                                  ---------- ---------- ----------
  Total other expenses........................... $  101,207 $  206,841 $  169,883
                                                  ========== ========== ==========

CAPITALIZATION AND AMORTIZATION OF DAC

  See Note 2 for additional information on DAC including impacts of capitalization and amortization.

AFFILIATED EXPENSES

  Commissions, volume-related costs and capitalization and amortization of DAC include the impact of affiliated reinsurance transactions.

  See Notes 4 and 8 for a discussion of affiliated expenses included in the table above.

INTEREST EXPENSE ON DEBT

  See Note 8 for attribution of interest expense by debt issuance.

                       EXETER REASSURANCE COMPANY, LTD.

11. INCOME TAX

  The provision for income tax was as follows:

                                                  YEARS ENDED DECEMBER 31,
                                            ------------------------------------
                                               2013         2012         2011
                                            ---------- -------------- ----------
                                                       (IN THOUSANDS)
Current:
 Federal................................... $(267,685) $    (363,174) $  273,521
 Foreign...................................         50             50         --
                                            ---------- -------------- ----------
                                             (267,635)      (363,124)    273,521
Deferred:
 Federal...................................    631,850    (1,092,375)  (179,444)
                                            ---------- -------------- ----------
Provision for income tax expense (benefit). $  364,215 $  (1,455,499) $   94,077
                                            ========== ============== ==========

  The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was follows:

                                                 YEARS ENDED DECEMBER 31,
                                            -----------------------------------
                                               2013         2012        2011
                                            ---------- -------------- ---------
                                                      (IN THOUSANDS)
Tax provision at U.S. statutory rate....... $  362,691 $  (1,455,439) $  94,077
Tax effect of:
Other......................................      1,464             --        --
Tax exempt investment income...............         --           (60)        --
Prior year tax.............................         60             --        --
                                            ---------- -------------- ---------
Provision for income tax expense (benefit). $  364,215 $  (1,455,499) $  94,077
                                            ========== ============== =========

  Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                       DECEMBER 31,
                                                 -------------------------
                                                     2013         2012
                                                 ------------ ------------
                                                      (IN THOUSANDS)
      Deferred income tax assets:
       Benefit, reinsurance and other reserves.. $    726,167 $  2,752,083
       Investments, including derivatives.......      821,544           --
       Net operating loss.......................       67,235           --
       Tax credits..............................          113           --
       Other....................................           --          753
                                                 ------------ ------------
                                                    1,615,059    2,752,836
                                                 ------------ ------------
      Deferred income tax liabilities:
       Net unrealized investment gains..........        3,176       22,997
       DAC......................................       35,280       33,288
       Investments, including derivatives.......           --      429,480
       Other....................................       47,139           --
                                                 ------------ ------------
                                                       85,595      485,765
                                                 ------------ ------------
      Net deferred income tax asset (liability). $  1,529,464 $  2,267,071
                                                 ============ ============

                       EXETER REASSURANCE COMPANY, LTD.

11. INCOME TAX (CONTINUED)


  Domestic net operating carryforwards of $192,099 thousand at December 31, 2013 will expire beginning in 2028. Tax credit carryforwards of $113 thousand at December 31, 2013 will expire beginning in 2022.

  The lack of a valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset will be realizable. In 2013, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize gross deferred tax assets. Accordingly, the Company has not recorded a valuation allowance against its gross deferred tax assets. The Company has determined that a valuation allowance against its deferred tax assets is not appropriate as of the year ended December 31, 2012.

  Prior to October 1, 2013, the Company was registered as an exempted company pursuant to the Companies Law of the Cayman Islands. No local income, profits or capital gains taxes are levied in the Cayman Islands at the current time. As a result, no provision for such taxes is recorded by the Company.

  Prior to the re-domestication, the Company made an election to be treated as an U.S. Domestic entity under Internal Revenue Code Section ("Sec.") 953(d). The election under Sec. 953(d) is valid through December 31, 2013. The Company joins with the Holding Company and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provision of the Code. Pursuant to this tax sharing agreement, the amount due from the Holding Company was $196.6 million and $261.7 million at December 31, 2013 and 2012, respectively.

  The Company files income tax returns with the U.S. federal government and is under continuous examination by the Internal Revenue Service. The Company is no longer subject to U.S. federal income tax examinations for years prior to 2003, with the exception of the period October 31, 2000 through December 31, 2000. The IRS audit cycle for the years 2003 through 2006, which began in April 2010, is expected to conclude in 2014. It is not expected to have a material impact on the financial statements. As of December 31, 2013, the Company had no liability for unrecognized tax benefits.

12. CONTINGENCIES AND COMMITMENTS

  There is no pending or threatened litigation, claim or assessment against the Company that would constitute a material loss contingency.

  Various litigation, claims or assessments against the Company may arise in the ordinary course of the Company's business. Liabilities for litigations, claims or assessments are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company regularly reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements. Based on information currently known by the Company's management, in its opinion, there are no current legal proceedings, likely to have such an effect. However, it is possible that an adverse outcome in a litigation matter, should such a litigation matter arise in the future, could have a material effect on the Company's net income or cash flows.

                       EXETER REASSURANCE COMPANY, LTD.

13. OTHER RELATED PARTY TRANSACTIONS

  The Company had net payables to affiliates of $593 thousand and $877 thousand at December 31, 2013 and 2012, respectively. These payables exclude affiliated reinsurance balances discussed in Note 4 and affiliated debt balances discussed in Note 8.

  See Note 5 for additional related party transactions.

14. SUBSEQUENT EVENTS

  In anticipation of the Mergers, certain risks formerly reinsured by Exeter were re-directed to affiliates through various forms of transactions. For certain risks that were re-directed in October 2014 and November 2014, the agreement terms included that the initial settlement amounts were to be based upon the reinsurance balances at September 30, 2014. The estimated impacts of these transactions to Exeter were a decrease in cash and invested assets of $2.6 billion, a decrease in future policy benefits of $500 million, a decrease in policyholder account balances of $1.2 billion and a decrease in other policy-related balances of $800 million. Also as a result of these transactions, Exeter recorded an estimated net loss of $100 million during the fourth quarter of 2014. These estimated amounts will be adjusted to actual settlement amounts by January 2015, in accordance with the applicable reinsurance recapture agreements' terms. The Company expects to enter into another affiliated reinsurance transaction on or around November 10, 2014. The estimated impacts, based upon the account balances at September 30, 2014, are a decrease in cash and invested assets of $400 million, a decrease in future policy benefits of $500 million, offset by an increase in other policy-related balances of $100 million. It is likely that the final settlement amounts of these reinsurance transactions, that will consider additional available information, will differ from the estimated amounts and it is possible the differences may be material.

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                   SUPPLEMENT DATED NOVEMBER 9, 2009 TO THE
                     STATEMENTS OF ADDITIONAL INFORMATION
                            DATED NOVEMBER 9, 2006

    1. COMBINATION OF SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN THE STATEMENT OF ADDITIONAL INFORMATION TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

If you have any questions, please contact us at 1-800-343-8496.

    2. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following replaces the "EXPERT" section in its entirety:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Sub-Accounts of MetLife Investors Variable Annuity Account One and MetLife Investors Variable Annuity Account Five included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of MetLife Investors Insurance Company (the "Company") included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements of General American Life Insurance Company and subsidiaries (the "Guarantor") included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Guarantor changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1,
2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements and financial statement schedules included in MetLife, Inc. and subsidiaries' ("MetLife's") Current Report on Form 8-K dated June 12, 2009, incorporated by reference in this Statement of Additional Information and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2008 included in the Annual Report on Form 10-K incorporated by reference herein, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which (1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph regarding changes in MetLife's method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007, and (2) express an unqualified opinion on MetLife's effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    3. COMPANY

The paragraph appearing in the COMPANY section, relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.

    4. ADDITIONAL INFORMATION

As noted in the COMPANY section of the Statement of Additional Information, MetLife, Inc. has entered into a net worth maintenance agreement with the Company. As permitted by Securities and Exchange Commission ("SEC") rules, we are incorporating into the Statement of Additional Information the following documents which have been filed with the SEC, which means these documents are legally part of the Statement of Additional Information:

(i) The consolidated financial statements and financial schedules from MetLife and subsidiaries' Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(ii) the unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on May 7, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(iii) the unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed on August 4, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(iv) MetLife's Current Report on Form 8-K filed with the SEC on June 12, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.

(v) MetLife's Current Reports on Form 8-K filed with the SEC on October 29, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.

You should only consider MetLife, Inc.'s financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above, as bearing on the ability of MetLife, Inc. to meet its obligations under the net worth maintenance agreement.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      STATEMENT OF ADDITIONAL INFORMATION

                    INDIVIDUAL FIXED AND VARIABLE DEFERRED

                               ANNUITY CONTRACT

                                   ISSUED BY

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                                      AND

                   METLIFE INVESTORS LIFE INSURANCE COMPANY

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED NOVEMBER 9, 2006, FOR THE INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: 5 PARK PLAZA, SUITE 1900, IRVINE, CA 92614, (800) 989-3752.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED NOVEMBER 9, 2006.

SAI-COVAVA11/06

                  TABLE OF CONTENTS                   PAGE

                  COMPANY................................ 3

                  EXPERTS................................ 3

                  CUSTODIAN.............................. 4

                  DISTRIBUTION........................... 4

                  CALCULATION OF PERFORMANCE INFORMATION. 4
                     Total Return........................ 4
                     Historical Unit Values.............. 5
                     Reporting Agencies.................. 5

                  ANNUITY PROVISIONS..................... 6
                     Variable Annuity.................... 6
                     Fixed Annuity....................... 6
                     Annuity Unit Value.................. 6
                     Net Investment Factor............... 6
                     Mortality and Expense Guarantee..... 6

                  TAX STATUS OF THE CONTRACTS............ 6

                  FINANCIAL STATEMENTS................... 8

COMPANY

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased MetLife Investors which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Life Insurance Services Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. MetLife is a leading provider of insurance and financial products and services to individual and group customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

On December 31, 2002, MetLife entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its Policy Owners) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc., without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.

In addition, General American Life entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.

The Company presently is licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

We are a member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

EXPERTS

The financial statements of the sub-accounts of MetLife Investors Variable Annuity Account Five included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte &

Touche LLP is 100 South 4th Street, St. Louis, Missouri 63102.

The consolidated financial statements of MetLife Investors Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts, as required by new accounting guidance which became effective January 1, 2004), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa,
Florida 33602.

The consolidated financial statements of General American Life Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.

CUSTODIAN

MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, California 92614 is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.

DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information -- Distribution of Contracts.") Additional information is provided below.

The contracts are not currently offered for sale.

MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, California 92614. In December 2004 MetLife Investors Distribution Company, a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of NASD, Inc. Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.

Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:

                                                              AGGREGATE
                                                              AMOUNT OF
                                   AGGREGATE                 COMMISSIONS
                                   AMOUNT OF                 RETAINED BY
                                  COMMISSIONS             DISTRIBUTOR AFTER
                                    PAID TO                  PAYMENTS TO
FISCAL YEAR                       DISTRIBUTOR               SELLING FIRMS
-----------                       -----------             -----------------
2003                              $11,225,106                    $0
2004                              $9,014,241                     $0
2005                              $7,986,011                     $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing and other expenses of distributing the contracts.

CALCULATION OF PERFORMANCE INFORMATION

TOTAL RETURN

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Premium, a .15% Administrative Expense Charge, the expenses for the underlying investment portfolio being advertised and any applicable Contract Maintenance Charges and Withdrawal Charges.

The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges and any applicable Withdrawal Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

   P (1 + T)/n/ = ERV

Where:

   P  =  a hypothetical initial payment of $1,000

   T  =  average annual total return

   n  =  number of years

   ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any Withdrawal Charge. The deduction of any Withdrawal Charge would reduce any percentage increase or make greater any percentage decrease.

You should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what your total return may be in any future period.

HISTORICAL UNIT VALUES

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

REPORTING AGENCIES

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio(s) of the Separate Account. At the Annuity Date, the Contract Value in each investment portfolio will be applied to the applicable Annuity Tables. The Annuity Table used will depend upon the Annuity Option chosen. If, as of the Annuity Date, the then current Annuity Option rates applicable to this class of Contracts provide a first Annuity Payment greater than guaranteed under the same Annuity Option under this Contract, the greater payment will be made. The dollar amount of Annuity Payments after the first is determined as follows:

(1)the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.

(2)the fixed number of Annuity Units is multiplied by the Annuity Unit value for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.

The total dollar amount of each Variable Annuity Payment is the sum of all investment portfolios' Variable Annuity Payments reduced by the applicable Contract Maintenance Charge.

FIXED ANNUITY

A fixed annuity is a series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The General Account Value on the day immediately preceding the Annuity Date will be used to determine the Fixed Annuity monthly payment. The first monthly Annuity Payment will be based upon the Annuity Option elected and the appropriate Annuity Option Table.

ANNUITY UNIT VALUE

The value of an Annuity Unit for each investment portfolio was arbitrarily set initially at $10. This was done when the first investment portfolio shares were purchased. The investment portfolio Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the investment portfolio Annuity Unit value for the immediately preceding Valuation Period by the product of (a) the Net Investment Factor for the day for which the Annuity Unit value is being calculated, and (b) 0.999919.

NET INVESTMENT FACTOR

The Net Investment Factor for any investment portfolio for any Valuation Period is determined by dividing:

(a)the Accumulation Unit value as of the close of the current Valuation Period, by

(b)the Accumulation Unit value as of the close of the immediately preceding Valuation Period.

The Net Investment Factor may be greater or less than one, as the Annuity Unit value may increase or decrease.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

TAX STATUS OF THE CONTRACTS

Tax law imposed several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

DIVERSIFICATION REQUIREMENTS. The Internal Revenue Code (Code) requires that the investments of each investment division of the separate account underlying the contracts be "adequately diversified" in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment portfolio will satisfy these diversification requirements.

OWNER CONTROL. In some circumstances, owners of variable annuity contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, we believe that the owner of a contract should not be treated as the owner of the separate account assets. We reserve the right to modify the contract to bring it into conformity with applicable standards should such modification be necessary to prevent an owner of the contract from being treated as the owner of the underlying separate account assets.

REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically, Section 72(s) requires that: (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract owner and/or annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse which allow the spouse to assume the contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the minimum distribution requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.

FINANCIALSTATEMENTS

The consolidated financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts. The financial statements for the Separate Account are included herein.

                                     PART C
                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

a.     Financial Statements

The financial statements and financial highlights of each of the Sub-Accounts of the Separate Account are included in Part B hereof and include:

    1. Report of Independent Registered Public Accounting Firm
    2. Statements of Assets and Liabilities as of December 31, 2013
    3. Statements of Operations for the year ended December 31, 2013
    4. Statements of Changes in Net Assets for the years ended December 31, 2013 and 2012
    5. Notes to the Financial Statements

The unaudited pro forma condensed combined financial statements of MetLife Insurance Company of Connecticut are included in Part B hereof and include:

    1. Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2013
    2. Unaudited Pro Forma Condensed Combined Statement of Operations for the year end December 31, 2013
    3. Unaudited Pro Forma Condensed Combined Statement of Operations for the year end December 31, 2012
    4. Unaudited Pro Forma Condensed Combined Statement of Operations for the year end December 31, 2011
    5. Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

The consolidated financial statements and financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries are included in Part B hereof and include:

    1. Report of Independent Registered Public Accounting Firm
    2. Consolidated Balance Sheets as of December 31, 2013 and 2012
    3. Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011
    4. Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011
    5. Consolidated Statements of Stockholders' Equity for the years ended December 31, 2013, 2012 and 2011
    6. Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
    7. Notes to the Consolidated Financial Statements
    8. Financial Statement Schedules

The financial statements of MetLife Investors Insurance Company are included in Part B hereof and include:

    1. Independent Auditors' Report
    2. Balance Sheets as of December 31, 2013 and 2012
    3. Statements of Operations for the years ended December 31, 2013, 2012 and 2011
    4. Statements of Comprehensive Income (Loss) for the years ended
       December 31, 2013, 2012 and 2011
    5. Statements of Stockholder's Equity for the years ended December 31, 2013, 2012 and 2011
    6. Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
    7. Notes to the Financial Statements

The financial statements of Exeter Reassurance Company, Ltd. are included in Part B hereof and include:

    1. Independent Auditors' Report
    2. Balance Sheets as of December 31, 2013 and 2012
    3. Statements of Operations for the years ended December 31, 2013, 2012 and 2011
    4. Statements of Comprehensive Income (Loss) for the years ended
       December 31, 2013, 2012 and 2011
    5. Statements of Stockholder's Equity for the years ended December 31, 2013, 2012 and 2011
    6. Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
    7. Notes to the Financial Statements

b. Exhibits


1.  (i)          Resolutions of the Board of Directors of COVA Financial
                 Services Life Insurance Company authorizing the establishment of the Variable Account (2)
    (ii)         Resolutions of the Board of Directors of MetLife Investors
                 Insurance Company (including Agreement and Plan of Merger
                 attached as Exhibit A to the resolutions) (adopted August 13,
                 2014) (filed herewith)
    (iii)        Resolutions of the Board of Directors of MetLife Insurance
                 Company of Connecticut authorizing the acceptance of the
                 Separate Account (adopted September 17, 2014) (filed herewith)
2.               Not Applicable.
3.  (i)     (a)  Distribution and Principal Underwriting Agreement between
                 MetLife Insurance Company of Connecticut and MetLife Investors
                 Distribution Company effective November 24, 2009 (1)
            (b)  Amendment to the Distribution and Principal Underwriting
                 Agreement (filed herewith)
    (ii)         Master Retail Sales Agreement (MLIDC) (9-2012) (5)
4.  (i)          Individual Flexible Purchase Payment Deferred Variable Annuity
                 Contract (4)
    (ii)         Death Benefit Endorsement (4)
    (iii)        Charitable Remainder Trust Endorsement (4)
    (iv)         Endorsement (Name Change) (6)
    (v)          Merger Endorsement (16)
    (vi)         Fixed Account Rider (16)
    (vii)        403(b) Nationwide Tax Sheltered Annuity Endorsement
                 (MLI-398-3 (12/08)) (7)
    (viii)       Merger Endorsement (effective November 14, 2014) (MetLife
                 Investors Insurance Company merged into MetLife Insurance
                 Company USA) 6-E119-14 (filed herewith)
    (ix)         Non-Qualified Annuity Endorsement MLI-NQ (11/04)-1 (filed
                 herewith)
5.               Application for Variable Annuity (3)
6.  (i)          Copy of Certificate of Incorporation of the Company and
                 Certificate of Amendment (effective November 14, 2014) (filed herewith)
    (ii)         Copy of the By-Laws of the Company (filed herewith)
7.               Not Applicable.
8.  (i)     (a)  Participation Agreement Among Met Investors Series Trust, Met
                 Investors Advisory, LLC, MetLife Investors Distribution
                 Company, The Travelers Insurance Company and The Travelers
                 Life and Annuity Company (effective 11-01-05) (8)
            (b)  First Amendment to Participation Agreement among Met
                 Investors Series Trust, MetLife Advisers, LLC, MetLife
                 Investors Distribution Company and MetLife Insurance Company of Connecticut (effective 05-01-09) (9)
            (c)  Amendment to Participation Agreement Among Met Investors Series
                 Trust, MetLife Advisers, LLC, MetLife Investors Distribution
                 Company and MetLife Insurance Company of Connecticut, et. al. (effective 4-30-10) (9)
            (d)  Amendment to Participation Agreement with Met Investors Series
                 Trust (filed herewith)
    (ii)    (a)  Participation Agreement Among Metropolitan Series Fund,
                 Inc., MetLife Advisers, LLC, MetLife Investors Distribution
                 Company and MetLife Insurance Company of Connecticut
                 (effective 08-31-07) (10)
            (b)  Amendment to Participation Agreement Among Metropolitan Series
                 Fund, Inc., MetLife Advisers, LLC, MetLife Investors
                 Distribution Company and MetLife Insurance Company of
                 Connecticut (effective 4-30-10) (9)
    (iii)   (a)  Participation Agreement Among AIM Variable Insurance
                 Funds, AIM Distributors, Inc., The Travelers Insurance
                 Company, The Travelers Life and Annuity Company and Travelers
                 Distribution LLC effective October 1, 2000 and Amendments to the Participation Agreement (respectively effective May 1,
                 2003, March 31, 2005 and April 28, 2008) (11)
            (b)  Amendments dated April 30, 2010 to the Participation Agreement dated October 1, 2000 by and Among AIM Variable Insurance
                 Funds, A I M Distributors, Inc., MetLife Insurance Company of
                 Connecticut and MetLife Investors Distribution Company (12)
            (c)  Amendment to Participation Agreement with AIM Variable
                 Insurance Funds (filed herewith)
    (iv)    (a)  Amended and Restated Participation Agreement Among
                 Franklin Templeton Variable Insurance Products Trust,
                 Franklin/Templeton Distributors, Inc., The Travelers Insurance
                 Company, The Travelers Life and Annuity Company and Travelers
                 Distribution LLC dated May 1, 2004 and Amendments. (13)
            (b)  Amendment No. 5 dated October 5, 2010 to the Amended and
                 Restated Participation Agreement dated May 1, 2004 Among
                 Franklin Templeton Variable Insurance Products Trust,
                 Franklin/Templeton Distributors, Inc., MetLife Insurance
                 Company of Connecticut and MetLife Investors Distribution
                 Company (14)
            (c)  Participation Agreement Addendum effective May 1, 2011 Among
                 Franklin Templeton Variable Insurance Products Trust, Franklin
                 /Templeton Distributors, Inc., MetLife Insurance Company of
                 Connecticut and MetLife Investors Distribution Company (9)
            (d)  Amendment dated January 15, 2013 to the Participation
                 Agreement Among Franklin Templeton Variable Insurance Products
                 Trust, Franklin/Templeton Distributors, Inc., MetLife
                 Insurance Company of Connecticut and MetLife Investors
                 Distribution Company (15)
            (e)  Amendment to Participation Agreement with Franklin Templeton
                 Variable Insurance Products Trust (filed herewith)
    (v)     (a)  Amended and Restated Participation Agreement Among Putnam
                 Variable Trust, Putnam Retail Management, L.P., The Travelers
                 Insurance Company and The Travelers Life and Annuity Company dated June 1, 2001 and amendments (13)
            (b)  Amendment to Participation Agreement with Putnam Variable Trust
                 (filed herewith)
    (vi)    (a)  Amended and Restated Participation Agreement Among
                 Fidelity Variable Insurance Products Funds, Fidelity
                 Distributors Corporation and The Travelers Insurance Company and Amendments (13)
            (b)  Summary Prospectus Agreement Among Fidelity Distributors
                 Corporation and MetLife Insurance Company of Connecticut effective April 30, 2010 (14)
            (c)  Amendments to Participation Agreement with Fidelity Variable
                 Insurance Products Funds (filed herewith)

9.              Opinion of Counsel (filed herewith)
10.             Consent of Independent Registered Public Accounting Firm
                (Deloitte & Touche LLP) for the Depositor and the Registrant
                (filed herewith)
11.             Not Applicable.
12.             Not Applicable.
13.             Powers of Attorney for Eric T. Steigerwalt, Elizabeth M. Forget,
                Gene L. Lunman, Peter M. Carlson and Anant Bhalla (filed herewith)


(1) Incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities' Post-Effective Amendment No. 1 to
         Form N-4 (File Nos. 333-152199 and 811-21262) electronically filed on April 8, 2009.
(2) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 15 (File Nos. 033-39100 and 811-05200) electronically filed on April 29, 1999.
(3) Incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment No. 1 to Form N-4 (File Nos. 033-50174 and 811-07060) electronically filed on November 19, 1997.
(4) Incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment No. 9 to Form N-4 (File Nos. 033-50174 and 811-07060) electronically filed on April 29, 1999.

(5) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 37 on Form N-4 (File Nos. 033-39100 and 811-05200) electronically filed on April 23, 2013.
(6) Incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment No. 12 to Form N-4 (File Nos. 033-50174 and 811-07060) electronically filed on April 26, 2001.
(7) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 27 on Form N-4 (File Nos. 333-51950 and 811-05200) electronically filed on April 12, 2011.
(8)      Incorporated herein by reference to The Travelers Fund ABD for
         Variable Annuities' Post-Effective Amendment No. 14 to Form N-4 (File Nos. 033-65343 and 811-07465) filed electronically on April 6, 2006.
(9) Incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities' Post-Effective Amendment No. 4 to
         Form N-4 (File Nos. 333-152189 and 811-21262) filed electronically on April 4, 2012)
(10)     Incorporated herein by reference to MetLife of CT Separate Account
         Nine for Variable Annuities' Post-Effective Amendment No. 11 to
         Form N-4 (File Nos. 333-65926 and 811-09411) filed electronically on October 31, 2007.
(11) Incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities' Post-Effective Amendment No. 19 to
         Form N-4 (File Nos. 333-101778 and 811-21262) as electronically filed April 7, 2009.
(12) Incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities' Post-Effective Amendment No. 21 to
         Form N-4 (File Nos. 333-101778 and 811-21262) as electronically filed April 5, 2011.
(13) Incorporated herein by reference to MetLife of CT Fund UL III for Variable Life Insurance's Post-Effective Amendment No. 15 to Form N-6 (File Nos. 333-71349 and 811-09215) as electronically filed on April 9, 2009.
(14) Incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities' Post-Effective Amendment No. 3 to
         Form N-4 (File Nos. 333-152189 and 811-21262) as electronically on filed April 5, 2011.
(15) Incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities' Post-Effective Amendment No. 23 to
         Form N-4 (File Nos. 333-101778 and 811-21262) as electronically filed April 3, 2013.
(16) Incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Form N-4 (File Nos. 333-138571 and 811-07060) as electronically filed on November 9, 2006.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

Name and Principal Business Address  Positions and Offices with Depositor
 Eric T. Steigerwalt                 Director, Chairman of the Board, President and Chief
 Gragg Building                      Executive Officer
 11225 North Community House Road
 Charlotte, NC 28277

 Elizabeth M. Forget                 Director and Senior Vice President
 Gragg Building
 11225 North Community House Road
 Charlotte, NC 28277

 Gene L. Lunman                      Director and Senior Vice President
 Gragg Building
 11225 North Community House Road
 Charlotte, NC 28277

 Peter M. Carlson                    Executive Vice President and Chief Accounting Officer
 1095 Avenue of the Americas
 New York, NY 10036

 Steven J. Goulart                   Executive Vice President and Chief Investment Officer
 10 Park Avenue
 Morristown, NJ 07962

 Anant Bhalla                        Senior Vice President and Chief Financial Officer
 Gragg Building
 11225 North Community House Road
 Charlotte, NC 28277

 Robin F. Lenna                      Executive Vice President
 200 Park Avenue
 12th Floor
 New York, NY 10166

 Ricardo A. Anzaldua                 Executive Vice President and General Counsel
 1095 Avenue of the Americas
 New York, NY 10036

 Marlene B. Debel                    Senior Vice President and Treasurer
 1095 Avenue of the Americas
 New York, NY 10036

 Jason P. Manske                     Senior Vice President and Chief Hedging Officer
 10 Park Avenue
 Morristown, NJ 07962

 Stewart M. Ashkenazy                Vice President and Senior Actuary and Illustration Actuary
 1095 Avenue of the Americas
 New York, NY 10036

 Scott E. Andrews                    Vice President
 4700 Westown Pwky
 Suite 200
 West Des Moines, IA 50266

 Grant Barrans                       Vice President
 600 North King Street
 Wilmington, DE 19801

 Roberto Baron                       Senior Vice President
 1095 Avenue of the Americas
 New York, NY 10036

 Henry W. Blaylock                   Vice President
 200 Park Avenue
 12th Floor
 New York, NY 10166

 Steven J. Brash                     Senior Vice President
 227 Park Avenue
 46th Floor
 New York, NY 10172

 Timothy J. Brown                    Vice President
 501 Route 22
 Bridgewater, NJ 08807

 Jeffrey P. Halperin                 Vice President
 Gragg Building
 11225 North Community House Road
 Charlotte, NC 28277

 Adam M. Hodes                       Senior Vice President
 1095 Avenue of the Americas
 New York, NY 10036

 S. Peter Headley                    Vice President and Assistant Secretary
 10801 Mastin Boulevard
 Suite 930
 Overland Park, KS 66210

 Regynald Heurtelou                  Vice President
 334 Madison Avenue
 Morristown, NJ 07960

 Gregory E. Illson                   Vice President
 Gragg Building
 11225 North Community House Road
 Charlotte, NC 28277

Name and Principal Business Address  Positions and Offices with Depositor
 Andrew Kaniuk                       Vice President and Senior Actuary
 501 Route 22
 Bridgewater, NJ 08807

 Christopher A. Kremer               Vice President and Actuary
 One Financial Center, 21st Floor
 Boston, MA 02111

 Cynthia A. Mallett Kosakowski       Vice President
 One Financial Center
 20th Floor
 Boston, MA 02111

 John Peter Kyne, III                Vice President
 Gragg Building
 11225 North Community House Road
 Charlotte, NC 28277

 Lisa S. Kuklinski                   Vice President and Senior Actuary
 1095 Avenue of the Americas
 New York, NY 10036

 Andrew T. Aoyama                    Vice President
 200 Park Avenue
 12th Floor
 New York, NY 10166

 Mark J. Davis                       Vice President
 501 Route 22
 Bridgewater, NJ 08807

 Lynn A. Dumais                      Vice President
 18210 Crane Nest Drive
 Tampa, FL 33647

 Geoffrey A. Fradkin                 Vice President
 501 Route 22
 Bridgewater, NJ 08807

 Judith A. Gulotta                   Vice President
 10 Park Avenue
 Morristown, NJ 07962

 John J. Iwanicki                    Vice President
 18210 Crane Nest Drive
 Tampa, FL 33647

 Karen A. Johnson                    Vice President
 One Financial Center, 21st Floor
 Boston, MA 02111

 Derrick L. Kelson                   Vice President
 1200 Abernathy Road
 Suite 1400
 Atlanta, GA 30328

 James W. Koeger                     Vice President
 13045 Tesson Ferry Road
 St. Louis, MO 63128

 Timothy J. McLinden                 Vice President
 227 Park Avenue
 46th Floor
 New York, NY 10172

 Enid M. Reichert                    Vice President and Actuary
 501 Route 22
 Bridgewater, NJ 08807

 James J. Reilly                     Vice President
 One Financial Center
 21st Floor
 Boston, MA 02111

 Mark S. Reilly                      Vice President and Illustration Actuary
 Woodward Building
 11215 North Community House Road
 Charlotte, NC 28277

 Thomas J. Schuster                  Vice President
 200 Park Avenue, 12th Floor
 New York, NY 10166

 Steven G. Sorrentino                Vice President and Actuary and Appointed Actuary
 501 Route 22
 Bridgewater, NJ 08807

  Name and Principal Business Address   Positions and Offices with Depositor
  Robert L. Staffier, Jr.               Vice President
  1 MetLife Plaza
  27-01 Queens Plaza North
  Long Island City, NY 11101

  Nan D. Tecotzky                       Vice President
  200 Park Avenue, 12th Floor
  New York, NY 10166

  Mark H. Wilsmann                      Vice President
  10 Park Avenue
  Morristown, NJ 07962

  Marian J. Zeldin                      Vice President and Actuary
  501 Route 22
  Bridgewater, NJ 08807

  Jacob M. Jenkelowitz                  Secretary
  1095 Avenue of the Americans
  New York, NY 10036


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Registrant is a separate account of MetLife Insurance Company USA under Delaware insurance law. MetLife Insurance Company USA is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                            AS OF June 30, 2014

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2014. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Home Loans LLC (DE)

C.    Exeter Reassurance Company, Ltd. (DE)

D.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

                  i) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and 0.1% general partnership is held by 1320 GP LLC.

            e)    1320 GP LLC (DE)

E. MetLife Chile Inversiones Limitada (Chile) - 70.4345328853% of MetLife Chile Inversiones Limitada is owned by MetLife, Inc., 26.6071557459% by American Life Insurance Company ("ALICO"), 2.9583113284% is owned by Inversiones MetLife Holdco Dos Limitada and 0.0000000404% is owned by Natilportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile) - 99.9969% of MetLife Chile Seguros de Vida S.A. is held by MetLife Chile Inversiones Limitada and 0.0031% by International Technical and Advisory Services Limited ("ITAS").

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile) - 99.99% of MetLife Chile Administradora de Mutuos Hipotecarios S.A. is held by MetLife Chile Seguros de Vida S.A. and 0.01% is held by MetLife Chile Inversiones Limitada.

      2. Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by MetLife Chile Inversiones Limitada and the remaining interest is owned by a third party.

            a) Legagroup S.A. (Chile) - 99% of Legagroup S.A. is owned by Legal Chile S.A. and the remaining interest is owned by a third party.

      3. Inversiones MetLife Holdco Tres Limitada (Chile) - 99.9% of Inversiones MetLife Holdco Tres Limitada is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by Inversiones MetLife Holdco Dos Limitada.

            a) MetLife Chile Acquisition Co. S.A. (Chile) - 45% of MetLife Chile Acquisition Co. S.A. is owned by Inversiones MetLife Holdco Dos Limitada, 45% is owned by Inversiones MetLife Holdco Tres Limitada and 10% is owned by MetLife Chile Inversiones Limitada.

                  i) Inversiones Previsionales S.A. (Chile) - 99.999% of Inversiones Previsionales S.A. is owned by MetLife Chile Acquisition Co. S.A. and 0.001% is owned by Inversiones MetLife Holdco Tres Limitada.

                        aa) AFP Provida S.A. (Chile) - 51.62% of AFP Provida S.A. is owned by Inversiones Previsionales S.A., 21.97% is owned indirectly (by means of ADR) by MetLife Chile Acquisition Co. S.A., 17.79% is owned directly by MetLife Chile Acquisition Co. S.A. and the remainder is owned by third parties.

                              1) Provida Internacional S.A. (Chile) - 99.99% of Provida Internacional S.A. is owned by AFP Provida S.A. and 0.01% by Inversiones Previsionales S.A.

                                    ii)   AFP Genesis Administradora de Fondos y
                                          Fidecomisos S.A. (Ecuador) - 99.9997%
                                          of AFP Genesis Administradora de
                                          Fondos y Fidecomisos S.A. is owned by
                                          Provida Internacional S.A. and 0.0003%
                                          is owned by Inversiones Previsionales
                                          S.A.

      4. MetLife Chile Seguros Generales S.A. (Chile) - 99.9% of MetLife Chile Seguros Generales, S.A. is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by ITAS.

F.    MetLife Securities, Inc. (DE)

G.    Enterprise General Insurance Agency, Inc. (DE)

H.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      5.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      6.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      7.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

I.    MetLife Investors Insurance Company (MO)

J.    First MetLife Investors Insurance Company (NY)

K.    Newbury Insurance Company, Limited (DE)

L.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

M.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Excelencia Operativa y Tecnologica, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. PNB MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros S.A. (Argentina)- 79.3196% is owned by MetLife International Holdings, Inc., 2.6753% is owned by Natiloportem Holdings, Inc., 16.2046% by ALICO and 1.8005% by ITAS.


      6. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.662% is owned by MetLife International Holdings, Inc., 33.337% is owned by MetLife Worldwide Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.


      7.    MetLife Global, Inc. (DE)

      8. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.99998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, Inc. and 0.00002% by Natiloportem Holdings, Inc.

      9.    MetLife Services Limited (United Kingdom)

      10. MetLife Seguros de Retiro S.A. (Argentina) - 95.5883% is owned by MetLife International Holdings, Inc., 3.1102% is owned by Natiloportem Holdings, Inc., 1.3014% by ALICO and 0.0001% by ITAS.

      11. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 95% is owned by MetLife International Holdings Inc.

      12. Compania Inversora MetLife S.A. (Argentina) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.

            a) MetLife Servicios S.A. (Argentina) - 18.87% of the shares of MetLife Servicios S.A. are held by Compania Inversora MetLife S.A., 79.88% is owned by MetLife Seguros S.A., 0.99% is held by Natiloportem Holdings, Inc. and 0.26% is held by MetLife Seguros de Retiro S.A.

      13.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Direct Co., LTD. (Japan)

            b)    MetLife Limited (Hong Kong)

      14.   MetLife International Limited, LLC (DE)

      15. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.

      16.   MetLife Ireland Holdings One Limited (Ireland)

            a) MetLife Global Holdings Corporation S.A. de C.V. (Mexico/Ireland) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                  i)    MetLife Ireland Treasury Limited (Ireland)

                        a)    MetLife General Insurance Limited (Australia)

                        b) MetLife Insurance Limited (Australia) - 91.16468% of MetLife Insurance Limited (Australia) is owned by MetLife Ireland Treasury Limited and 8.83532% is owned by MetLife Global Holdings Corp. S.A. de C.V.

                              1)    The Direct Call Centre PTY Limited
                                    (Australia)

                              2)    MetLife Investments PTY Limited (Australia)

                                    aa)   MetLife Insurance and Investment Trust
                                          (Australia) - MetLife Insurance and
                                          Investment Trust is a trust vehicle,
                                          the trustee of which is MetLife
                                          Investments PTY Limited ("MIPL"). MIPL
                                          is a wholly owned subsidiary of
                                          MetLife Insurance Limited.

                  ii) Metropolitan Global Management, LLC (DE/Ireland) - 99.7% is owned by MetLife Global Holdings Corporation S.A. de C.V. and 0.3% is owned by MetLife International Holdings, Inc.

                        a) MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by Metropolitan Global Management, LLC and 2.5262% is owned by MetLife International Holdings, Inc.

                        b) MetLife Mexico Servicios, S.A. de C.V. (Mexico) - 98% is owned by Metropolitan Global Management, LLC and 2% is owned by MetLife International Holdings, Inc.

                        c) MetLife Mexico S.A. (Mexico)- 99.050271% is owned by Metropolitan Global Management, LLC and 0.949729% is owned by MetLife International Holdings, Inc.

                              1) MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

                                    aa)    Met1 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    bb)    Met2 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    cc)    MetA SIEFORE Adicional, S.A. de C.V.
                                           (Mexico)- 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    dd)    Met3 SIEFORE Basica, S.A. de C.V.
                                           (Mexico) - 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    ee)    Met4 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    ff)    Met5 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                              2)    ML Capacitacion Comercial S.A. de
                                    C.V.(Mexico) - 99% is owned by MetLife
                                    Mexico S.A. and 1% is owned by MetLife
                                    Mexico Cares, S.A. de C.V.

                        d) MetLife Saengmyoung Insurance Co. Ltd. (also known as MetLife Insurance Company of Korea Limited) (South Korea)- 14.64% is owned by MetLife Mexico, S.A. and 85.36% is owned by Metropolitan Global Management, LLC.

                        e)    GlobalMKT S.A. (Uruguay)

      17.   MetLife Asia Limited (Hong Kong)

      18. AmMetLife Insurance Berhad (Malaysia) - 50.000001% of AmMetLife Insurance Berhad is owned by MetLife International Holdings, Inc. and the remainder is owned by a third party.

      19. AmMetLife Takaful Berhad (Malaysia) - 49.999999% of AmMetLife Takaful Berhad is owned by MetLife International Holdings, Inc. and the remainder is owned by a third party.

N.    Metropolitan Life Insurance Company ("MLIC") (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        aa)    OMI MLIC Investments Limited (Cayman Islands)

      3.    CRB Co., Inc. (MA)

      4.    MLIC Asset Holdings II LLC (DE)

            a)    El Conquistador MAH II LLC (DE)

            b) Mansell Office LLC (DE) - 73.0284% of Mansell Office LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

            c) Mansell Retail LLC (DE) - 73.0284% of Mansell Retail LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

      5.    CC Holdco Manager, LLC (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    MetPark Funding, Inc. (DE)

      9.    HPZ Assets LLC (DE)

      10.   Missouri Reinsurance, Inc. (Cayman Islands)

      11.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      12.   MetLife Real Estate Cayman Company (Cayman Islands)

      13.   MetLife RC SF Member, LLC (DE)

      14.   MetLife Private Equity Holdings, LLC (DE)

      15.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital, Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

                  i) Long Island Solar Farm, LLC ("LISF")(DE) - 9.61% membership interest is held by MetLife Renewables Holding, LLC and 90.39% membership interest is held by LISF Solar Trust in which MetLife Capital Limited Partnership has 100% beneficial interest.

      16.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      17.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      18.   MetLife Investments Asia Limited (Hong Kong)

      19. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      20. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      21.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      22.   General American Life Insurance Company (MO)

            a)    GALIC Holdings LLC (DE)

      23.   Corporate Real Estate Holdings, LLC (DE)

      24. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      25.   MetLife Tower Resources Group, Inc. (DE)

      26.   Headland-Pacific Palisades, LLC (CA)

      27. Headland Properties Associates (CA) - 99% is owned by Metropolitan Life Insurance Company and 1% is owned by Headland-Pacific Palisades, LLC.

      28.   WFP 1000 Holding Company GP, LLC (DE)

      29.   White Oak Royalty Company (OK)

      30.   500 Grant Street GP LLC (DE)

      31. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      32. MetLife Mall Ventures Limited Partnership (DE) - 99% LP interest of MetLife Mall Ventures Limited Partnership is owned by MLIC and 1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

            a) HMS Master Limited Partnership (DE) - 60% LP interest of HMS Master Limited Partnership is owned by MetLife Mall Ventures Limited Partnership. A 40% LP interest is owned by a third party. Metropolitan Tower Realty Company, Inc. is the GP.

                 i)   HMS Southpark Residential LLC (DE)


      33.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Associates LLC (DE)

      34.   Euro CL Investments, LLC (DE)

      35.   MEX DF Properties, LLC (DE)

      36. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      37.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      38.   Housing Fund Manager, LLC (DE)

            a) MTC Fund I, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      39.   MLIC Asset Holdings LLC (DE)

      40.   85 Broad Street Mezzanine LLC (DE)

            a)   85 Broad Street LLC (DE)

      41.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      42.   ML Bridgeside Apartments LLC (DE)

      43. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      44.   MLIC CB Holdings LLC (DE)

      45. Met II Office Mezzanine LLC, (FL) - 10.4167% of the membership interest is owned by Metropolitan Tower Life Insurance Company and 89.5833% is owned by Metropolitan Life Insurance Company.

            a)   Met II Office LLC (FL)

      46.   The Worthington Series Trust (DE)

      47. MetLife CC Member, LLC (DE) - 63.415% of MetLife CC Member, LLC is held by Metropolitan Life Insurance Company, 17.073% by MetLife Investors USA Insurance Company, 14.634% by MetLife Insurance Company of Connecticut and 4.878% by General American Life Insurance Company.

      48.   Oconee Hotel Company, LLC (DE)

      49.   Oconee Land Company, LLC (DE)

            a)  Oconee Land Development Company, LLC (DE)

            b)  Oconee Golf Company, LLC (DE)

            c)  Oconee Marina Company, LLC (DE)

      50.   1201 TAB Manager, LLC (DE)

      51. MetLife 1201 TAB Member, LLC (DE) - 69.66% of MetLife 1201 TAB Member, LLC is owned by Metropolitan Life Insurance Company, 12.07% is owned by MetLife Investors USA Insurance Company, 15.17% is owned by MetLife Insurance Company of Connecticut and 3.1% is owned by Metropolitan Property and Casualty Insurance Company.

            a) 1201 TAB Owner, LLC (DE) - 50% of 1201 TAB Owner, LLC is owned by Metlife 1201 TAB Member, LLC and the remainder is owned by a third party. Metlife 1201 TAB Manager, LLC is the manager of 1201 TAB Owner, LLC.

      52. MetLife LHH Member, LLC (DE) - 69.23% of MetLife LHH Member, LLC is owned by Metropolitan Life Insurance Company, 19.78% is owned by MetLife Investors USA Insurance Company and 10.99% is owned by New England Life Insurance Company.

      53.   Ashton Southend GP, LLC (DE)

      54. Tremont Partners, LP (DE) - 99.9% LP interest of Tremont Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Ashton Southend GP, LLC.

      55. Riverway Residential, LP (DE) - 99.9% LP interest of Riverway Residential, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      56. 10420 McKinley Partners, LP (DE) - 99.9% LP interest of 10420 McKinley Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      57.   Ardrey Kell Townhomes, LLC (DE)

      58.   Boulevard Residential, LLC (DE)

      59.   465 N. Park Drive, LLC (DE)

      60.   Ashton Judiciary Square, LLC (DE)

      61. Sandpiper Cove Associates, LLC (DE) - 90.59% membership interest of Sandpiper Cove Associates, LLC is owned by MLIC and 9.41% is owned by Metropolitan Tower Realty Company.

      62. 1900 McKinney Properties, LP (DE) - 99.9% LP interest of 1900 McKinney Properties, LP is owned by MLIC and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      63.   Marketplace Residences, LLC (DE)

      64.   ML Swan Mezz, LLC (DE)

            a)    ML Swan GP, LLC (DE)

      65.   ML Dolphin Mezz, LLC (DE)

            a)    ML Dolphin GP, LLC (DE)

      66.   Haskell East Village, LLC (DE)

      67. MetLife Cabo Hilton Member, LLC (DE) - 54.129% of MetLife Cabo Hilton Member, LLC is owned by MLIC, 16.9% by General American Life Insurance Company, 16.9% by MetLife Investors USA Insurance Company and 12.071% by MetLife Insurance Company of Connecticut.

      68.   ML Terraces, LLC (DE)

      69.   Chestnut Flats Wind, LLC (DE)

      70.   MetLife 425 MKT Member, LLC (DE)

            a) 425 MKT, LLC (DE) - 52.5% of 425 MKT, LLC is owned by MetLife 425 MKT Member, LLC and 47.5% is owned by a third party. MetLife 425 MKT Member, LLC is the managing member of 425 MKT, LLC.

                 i) 425 MKT REIT, LLC (DE) - 99.9% of 425 MKT REIT, LLC is owned by 425 MKT, LLC and the remaining 0.1% by third parties.

      71.   MetLife OFC Member, LLC (DE)

            a) OFC Boston, LLC (DE) - 52.5% of OFC Boston, LLC is owned by MetLife OFC Member, LLC and 47.5% is owned by a third party.

                 i) OFC REIT, LLC (DE) - 99.9% of OFC REIT, LLC is owned by OFC Boston and the remaining 0.1% is owned by third parties.

                      1)   Dewey Square Tower Associates, LLC (MA)

      72. MetLife THR Investor, LLC (DE) - 85% of MetLife THR Investor, LLC is owned by MLIC and 15% is owned by MICC.

      73. ML Southmore, LLC (DE) - 75.12% of ML Southmore, LLC is owned by MLIC and 24.88% is owned by MICC.

      74. ML - AI MetLife Member 1, LLC (DE) - 83.675% of the membership interest is owned by MLIC, 5.762% by MICC, 5.762% by MLI USA and 4.801% by Metropolitan Property and Casualty Insurance Company.

            a) ML - AI Venture 1, LLC (DE) - 51% of ML-AI Venture 1, LLC is owned by ML-AI MetLife Member 1, LLC and 49% is owned by a third party. MetLife Investment Management, LLC is the asset manager.

                 i)   ML-AI 125 Wacker, LLC (DE)

      75.   MetLife CB W/A, LLC (DE)

      76. MetLife Camino Ramon Member, LLC (DE) - 78.6% of MetLife Camino Ramon Member, LLC is owned by MLIC and 21.4% is owned by MICC.

      77.   10700 Wilshire, LLC (DE)

      78.   Viridian Miracle Mile, LLC (DE)

      79.   MetLife Canada Solar ULC (Canada)

      80. MetLife 555 12th Member, LLC (DE) - MetLife 555 12th Member, LLC is owned at 69.4% by MLIC, 20.2% by MICC, 5.4% by GALIC and 5% by MLI USA.

            a) 555 12th, LLC (DE) - 52.5% of 555 12th, LLC is owned by MetLife 555 12th Member, LLC and the remainder by a third party.

                 i)   555 12 REIT, LLC (DE)

O.    MetLife Capital Trust IV (DE)

P. MetLife Insurance Company of Connecticut ("MICC") (CT) - 86.72% is owned by MetLife, Inc. and 13.28% by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MICC and 33% is owned by third party.

      3.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      4.    MetLife Canadian Property Ventures LLC (NY)

      5.    Euro TI Investments LLC (DE)

      6.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      7. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MICC.

      8.    MetLife USA Assignment Company (CT)

      9.    TIC European Real Estate LP, LLC (DE)

      10.   MetLife European Holdings, LLC (DE)

      11.   Travelers International Investments Ltd. (Cayman Islands)

      12.   Euro TL Investments LLC (DE)

      13.   Corrigan TLP LLC (DE)

      14.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

      15. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MICC and Metropolitan Life Insurance Company.

      16.   MetLife Investors USA Insurance Company ("MLI USA") (DE)

            a)    MetLife Renewables Holding, LLC (DE)

                  i)    Greater Sandhill I, LLC (DE)

      17.   TLA Holdings II LLC (DE)

      18.   TLA Holdings III LLC (DE)

      19. MetLife Greenstone Southeast Venture, LLC (DE) - 95% of MetLife Greenstone Southeast Venture, LLC is owned by MICC and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

      20. Sino-US United MetLife Insurance Co., Ltd. (China) - Sino-US United MetLife Insurance Co., Ltd. is owned at 27.8% by MICC, 22.2% by MLIC and 50% by a third party.

Q.    MetLife Reinsurance Company of South Carolina (SC)

R.    MetLife Investment Management, LLC (DE)

      1.   MetLife Alternatives GP, LLC (DE)

           a) MetLife International PE Fund I, LP (Cayman Islands) - 92.593% of the Limited Partnership interests of this entity is owned by MetLife Alico Life Insurance K.K., 4.115% is owned by MetLife Mexico S.A., 2.716% is owned by MetLife Limited (Hong Kong) and the remaining 0.576% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           b)   MetLife International PE Fund II, LP (Cayman Islands)

           c) MetLife International HF Partners, LP (Cayman Islands) - The General Partnership Interests of MetLife International HF Partners, LP is held by MetLife Alternatives GP, LLC; 91.49% of the Limited Partnership Interests is owned by MetLife Alico Life Insurance K.K. and 8.51% is owned by MetLife Insurance Company of Korea Limited.

      2.   MetLife Loan Asset Management LLC (DE)

      3.   MetLife Core Property Fund GP, LLC (DE)

           a) MetLife Core Property Fund, LP (DE) - MetLife Core Property Fund GP, LLC is the general partner of MetLife Core Property Fund, LP (the "Fund"). A substantial majority of the limited partnership interests in the Fund are held by third parties. The following affiliates hold a minority share of the limited partnership interests in the Fund: Metropolitan Life Insurance Company owns 23.7%, General American Life Insurance Company owns 0.1% and MetLife Insurance Company of Connecticut owns 0.2%.

                i)   MetLife Core Property REIT, LLC (DE)

                     aa) MetLife Core Property Holdings, LLC (DE) - MetLife Core Property Holdings, LLC holds the following single-property limited liability companies: MCP 7 Riverway, LLC; MCP SoCal Industrial-Redondo, LLC; MCP SoCal Industrial-Springdale, LLC; MCP SoCal Industrial-Concourse, LLC; MCP SoCal Industrial-Kellwood, LLC; MCP SoCal Industrial-Bernado, LLC; MCP SoCal Industrial-Canyon, LLC; MCP SoCal Industrial-Anaheim, LLC; MCP SoCal Industrial-LAX, LLC; MCP SoCal Industrial-Fullerton, LLC; MCP SoCal Industrial-Ontario, LLC; MCP SoCal Industrial-Loker, LLC; MCP Paragon Point, LLC; MCP 4600 South Syracuse, LLC; MCP The Palms Doral, LLC; MCP Waterford Atrium, LLC; MCP EnV Chicago, LLC; MCP 100 Congress, LLC; MCP 1900 McKinney, LLC; MCP 550 West Washington, LLC; MCP Main Street Village, LLC; MCP Lodge At Lakecrest, LLC; MCP Ashton South End, LLC and MCP 3040 Port Oak, LLC

S.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

T.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)

           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.

U.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

V.    MetLife Capital Trust X (DE)

W.    Cova Life Management Company (DE)

X.    MetLife Reinsurance Company of Charleston (SC)

Y.    MetLife Reinsurance Company of Vermont (VT)

Z.    Delaware American Life Insurance Company (DE)

AA.   Federal Flood Certification LLC (TX)

AB.   American Life Insurance Company (ALICO) (DE)

      1.    MetLife ALICO Life Insurance K.K. (Japan)

               a)  Communication One Kabushiki Kaisha (Japan)

               b)  Financial Learning Kabushiki Kaisha (Japan)

      2.    MetLife Global Holding Company I GmbH (Swiss I) (Switzerland)

               a)  MetLife Global Holding Company II GmbH (Swiss II)
                   (Switzerland)

                   i) MetLife Emeklilik ve Hayat A.S. (Turkey) - 99.98% of MetLife Emeklilik ve Hayat A.S. is owned by Metlife Global Holding Company II GmbH (Swiss II) and the remainder by third parties.

                   ii) ALICO European Holdings Limited (Ireland)

                       aa) ZAO Master D (Russia)

                           1) Closed Joint Stock Company MetLife Insurance
                              Company (Russia) - 51% of Closed Joint Stock
                              Company MetLife Insurance Company is owned by ZAO Master D and 49% is owned by MetLife Global Holding Company II GmbH.

                   iii) MetLife EU Holding Company Limited (Ireland)

                       aa) MetLife Europe Limited (Ireland) - 93% of MetLife
                           Europe Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                           1. MetLife Pension Trustees Limited (United Kingdom)

                       bb) Agenvita S.r.l. (Italy)

                       cc) MetLife Europe Insurance Limited (Ireland)- 93% of
                           MetLife Europe Insurance Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                       dd) MetLife Europe Services Limited (Ireland)

                       ee) MetLife Insurance Limited (United Kingdom)

                       ff) MetLife Limited (United Kingdom)

                       gg) MetLife Services, Sociedad Limitada (Spain)

                       hh) MetLife Insurance S.A./NV (Belgium) - 99.999% of
                           MetLife Insurance S.A./NV is owned by MetLife EU Holding Company Limited and 0.001% is owned by Natilportem Holdings, Inc.

                       ii) MetLife Solutions S.A.S. (France)

                       jj) Metlife Biztosito Zrt. (Hungary)

                           1) First American-Hungarian Insurance Agency Limited
                              (Hungary)

                       kk) Metropolitan Life Asigurari S.A. (Romania) -
                           99.9982018% of Metropolitan Life Asigurari S.A. is owned by MetLife EU Holding Company Limited and the remaining 0.0017982% is owned by International Technical and Advisory Services Limited.

                           1) ALICO Societate de Administrare a unui Fond de
                              Pensii Administrat Privat S.A. (Romania) -
                              99.9836% of ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by Metropolitan Life Asigurari S.A. and 0.0164% is owned by MetLife Services Sp z.o.o.

                           2) Metropolitan Training and Consulting S.R.L.
                              (Romania)

                           3) APF Societate de Administrare a Fondurilor De
                              Pensii Facultative (APF) (Romania) - 99.99% of APF is owned by Metropolitan Life Asigurari S.A. and 0.01% is owned by ITAS.

                       ll) MetLife AMSLICO poist'ovna, a.s. (Slovakia)

                           1) ALICO Services Central Europe s.r.o. (Slovakia)

                           2) ALICO Funds Central Europe sprav. spol., a.s.
                              (Slovakia)

                       mm) MetLife pojist'ovna a.s. (Czech Republic)

                       nn) MetLife Towarzystwo Ubiezpieczen na Zycie I
                           Reasekuracji S.A. (Poland)

                           a) MetLife Services Sp z.o.o. (Poland)

                           b) MetLife Towartzystwo Funduszy Inwestycyjnych,
                              S.A. (Poland)

                           c) AMPLICO Powszechne Towartzystwo Emerytalne S.A.
                              (Poland) - 50% of AMPLICO Powszechne Towarzystwo Emerytalne S.A. is owned by MetLife Towarzystwo Ubiezpieczen na Zycie I Reasekuracji S.A. and the remaining 50% is owned by MetLife EU Holding Company Limited.

                       oo) MetLife Holdings (Cyprus) Limited (Cyprus)

                           a) American Life Insurance Company (Cyprus) Limited
                              (Cyprus)

                       pp) ALICO Bulgaria Zhivotozastrahovatelno Druzhestvo EAD
                           (Bulgaria)

                       qq) MetLife Alico Life Insurance Company S.A. (Greece)

                           a) ALICO Mutual Fund Management Company (Greece) -
                              90% of ALICO Mutual Fund Management Company is owned by MetLife Alico Life Insurance Company S.A. (Greece) and the remaining interests are owned by third parties.

      3. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      4. American Life Insurance Company (Pakistan) Ltd. (Pakistan) - 81.96% of American Life Insurance Company (Pakistan) Ltd. is owned by ALICO and the remaining interests are owned by third parties.

      5.    International Investment Holding Company Limited (Russia)

      6. MetLife Akcionarsko Drustvo za Zivotno Osiguranje (Serbia) - 99.98% of MetLife Akcionarska Drustvoza za Zivotno Osiguranje is owned by ALICO and the remaining 0.02% is owned by ITAS.

      7.    ALICO Management Services Limited (United Kingdom)

      8. ALICO Trustees U.K. Ltd. (United Kingdom) - 50% of ALICO Trustees U.K. Ltd. is owned by ALICO and the remaining interest is owned by ITAS.

      9. PJSC MetLife (Ukraine) - 99.9988% of PJSC ALICO Ukraine is owned by ALICO 0.0006% is owned by ITAS and the remaining 0.0006% is owned by Borderland Investment Limited.

      10.   Borderland Investment Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      11. International Technical and Advisory Services Limited ("ITAS") (USA-Delaware)

      12.   ALICO Operations Inc. (USA-Delaware)

            a)    MetLife Asset Management Corp. (Japan)

      13. MetLife Colombia Seguros de Vida S.A. (Colombia) - 94.9899823% of MetLife Colombia Seguros de Vida S.A. is owned by ALICO, 5.0100106% is owned by ITAS and the remaining interests are owned by third parties.

      14. MetLife Mas, S.A. de C.V. (Mexico) - 99.9997546% of MetLife Mas, SA de CV is owned by ALICO and 0.0002454% is owned by ITAS.

      15. MetLife Seguros S.A. (Uruguay) - 74.9187% of MetLife Seguros S.A. is owned by ALICO, 25.0798% by MetLife, Inc. and 0.0015% by a third party (Oscar Schmidt).

      16. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

            a)    Global Properties, Inc. (USA-Delaware)

      17.   Alpha Properties, Inc. (USA-Delaware)

      18.   Beta Properties, Inc. (USA-Delaware)

      19.   Delta Properties Japan, Inc. (USA-Delaware)

      20.   Epsilon Properties Japan, Inc. (USA-Delaware)

      21.   Iris Properties, Inc. (USA-Delaware)

      22.   Kappa Properties Japan, Inc. (USA-Delaware)

AC.   MetLife Global Benefits, Ltd. (Cayman Islands)

AD. Inversiones Metlife Holdco Dos Limitada (Chile) - 99.999338695% of Inversiones MetLife Holdco Dos Limitada is owned by MetLife, Inc., 0.00065469% is owned by MetLife International Holdings, Inc. and 0.000006613% is owned by Natiloportem.

AE.   MetLife Consumer Services, Inc. (DE)

AF.   MetLife Reinsurance Company of Delaware (DE)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU-affiliated members.

ITEM 27. NUMBER OF CONTRACT OWNERS


As of September 30, 2014, there were 52,422 owners of qualified contracts and 44,610 owners of non-qualified contracts offered by the Registrant (MetLife Investors Variable Annuity Account One).


ITEM 28. INDEMNIFICATION

As described in their respective governing documents, MetLife, Inc. (the ultimate parent of the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter")) and the Depositor, each of which is incorporated in the state of Delaware, shall indemnify any person who is made or is threatened to be made a party to any civil or criminal suit, or any administrative or investigative proceeding, by reason of that person's service as a director, officer, or agent of the respective company, under certain circumstances, against liabilities and expenses incurred by such person (except, with respect to the Depositor, as described below regarding MetLife Employees).

As described in its governing documents, the Underwriter, which is incorporated in the state of Missouri, may indemnify, under certain circumstances, any person who is made a party to any civil or criminal suit, or made a subject of any administrative or investigative proceeding by reason of the fact that he is or was a director, officer, or agent of the Underwriter. The Underwriter also has such other and further powers of indemnification as are not inconsistent with the laws of Missouri.

MetLife, Inc. also has adopted a policy to indemnify employees ("MetLife Employees") of MetLife, Inc. or its affiliates ("MetLife"), including any MetLife Employees serving as directors or officers of the Depositor or the Underwriter. Under the policy, MetLife, Inc. will, under certain circumstances, indemnify MetLife Employees for losses and expenses incurred in connection with legal actions threatened or brought against them as a result of their service to MetLife. The policy excludes MetLife directors and others who are not MetLife Employees, whose rights to indemnification, if any, are as described in the charter, bylaws or other arrangement of the relevant company.

MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy under which the Registrant, the Depositor and the Underwriter, as well as certain other subsidiaries of MetLife, are covered. MetLife, Inc. also has secured a Financial Institutions Bond.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

    (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies:

Met Investors Series Trust
MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Life Account One
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account II
MetLife of CT Separate Account Eleven for Variable Annuities
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two
New England Life Retirement Investment Account
New England Variable Annuity Fund I
New England Variable Annuity Separate Account
New England Variable Life Separate Account
Separate Account No. 13S

    (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 1095 Avenue of the Americas, New York, NY 10036.

NAME AND PRINCIPAL BUSINESS ADDRESS  POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------  --------------------------------------
Elizabeth M. Forget                  Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Paul A. LaPiana                      Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Gerard J. Nigro                      Director and Senior Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lance Carlson                        President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Kieran R. Mullins                    Executive Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Barbara A. Dare                      Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

John P. Kyne, III                    Vice President and Chief Compliance Officer
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

NAME AND PRINCIPAL BUSINESS ADDRESS  POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------  --------------------------------------
Donald Leintz                        Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

John G. Martinez                     Vice President and Chief Financial Officer
18210 Crane Nest Drive
Tampa, FL 33647

Tyla L. Reynolds                     Vice President and Secretary
600 North King Street
Wilmington, DE 19801

Marlene B. Debel                     Treasurer
1095 Avenue of the Americas
New York, NY 10036

   (c) Compensation From the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


           (1)                     (2)                (3)             (4)          (5)
                                                Compensation on
                                                     Events
                                                Occasioning the
                            Net Underwriting     Deduction of a
    Name of Principal         Discounts and      Deferred Sales    Brokerage     Other
       Underwriter             Commissions            Load        Commissions Compensation
MetLife Investors
  Distribution Company         $40,534,587            $ 0             $ 0          $ 0


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

   The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

     (a) Registrant

     (b) MetLife Annuity Operations, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266

     (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
         02110

     (d) MetLife Investors Distribution Company, 1095 Avenue of the Americas, New York, NY 10036

     (e) MetLife Insurance Company USA, 11225 North Community House Road, Charlotte, NC 28277

     (f) Metropolitan Life Insurance Company, 18210 Crane Nest Drive, Tampa, FL 33647

     (g) Metropolitan Life Insurance Company, One Financial Center, Boston, MA 02111

     (h) Metropolitan Life Insurance Company, 200 Park Avenue, New York, NY
         10166

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

   a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

   b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

   d. MetLife Insurance Company USA ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                REPRESENTATIONS

   The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section 403(b)(11) to the attention of the potential participants;

   4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                  SIGNATURES

   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has caused this Registration Statement to be signed on its behalf, in the city of Charlotte, and the state of North Carolina, on the 14th day of November, 2014.

                                        METLIFE INVESTORS VARIABLE ANNUITY
                                        ACCOUNT ONE
                                          (Registrant)

                                        By:  METLIFE INSURANCE COMPANY USA

                                        By:  /s/ Elizabeth M. Forget
                                             -----------------------------------
                                             Elizabeth M. Forget
                                             Senior Vice President

                                        By:  METLIFE INSURANCE COMPANY USA
                                             (Depositor)

                                        By:  /s/ Elizabeth M. Forget
                                             -----------------------------------
                                             Elizabeth M. Forget
                                             Senior Vice President

   As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 14, 2014.

      /s/ Eric T. Steigerwalt*            Director, Chairman of the Board,
      ----------------------------------  President and Chief Executive
      Eric T. Steigerwalt                 Officer

      /s/ Anant Bhalla*                   Senior Vice President and Chief
      ----------------------------------  Financial Officer
      Anant Bhalla

      /s/ Peter M. Carlson*               Executive Vice President and Chief
      ----------------------------------  Accounting Officer
      Peter M. Carlson

      /s/ Elizabeth M. Forget*            Director and Senior Vice President
      ----------------------------------
      Elizabeth M. Forget

      /s/ Gene L. Lunman*                 Director and Senior Vice President
      ----------------------------------
      Gene L. Lunman

              *By:  /s/ Michele H. Abate
                    -----------------------------------------
                    Michele H. Abate, Attorney-In-Fact
                    November 14, 2014

* MetLife Insurance Company USA. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                               INDEX TO EXHIBITS

 1(ii) Resolutions of the Board of Directors of MetLife Investors Insurance Company (including Agreement and Plan of Merger attached as Exhibit A to the resolutions)

 1(iii) Resolutions of the Board of Directors of MetLife Insurance Company of Connecticut authorizing the acceptance of the Separate Account

 3(i)(b)   Amendment to Distribution and Principal Underwriting Agreement

 4(viii)   Merger Endorsement

 4(ix)     Non-Qualified Annuity Endorsement

 6(i) Copy of Certificate of Incorporation of the Company and Certificate of Amendment

 6(ii)     Copy of the By-Laws of the Company

 8(i)(d)   Amendment to Participation Agreement with Met Investors Series Trust

 8(iii)(c) Amendment to Participation Agreement with AIM

 8(iv)(e)  Amendment to Participation Agreement with Franklin Templeton

 8(v)(b)   Amendment to Participation Agreement with Putnam

 8(vi)(c)  Amendments to Participation Agreement with Fidelity

 9         Opinion of Counsel

 10 Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)

 13        Powers of Attorney